As filed with the U.S. Securities and Exchange Commission on July 11, 2005

Registration No. 333-124552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WYNDHAM INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7948	94-2878485
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

(214) 863-1000

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Mark A. Solls, Esq.

Executive Vice President, General Counsel and Secretary

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

(214) 863-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

Robert B. Schumer, Esq.	Randall H. Doud, Esq.	Brian M. Stadler, Esq.
Mark A. Underberg, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE, AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Preliminary Proxy Statement/Prospectus

Dated July 11, 2005, Subject to Completion

WYNDHAM INTERNATIONAL, INC.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

[                    ], 2005

To Our Stockholders:

You are cordially invited to attend the 2005 annual meeting of stockholders of Wyndham International, Inc., which will be held at [                                                                                 ], at [            ] local time, on [            ], 2005. Only stockholders who hold shares of Wyndham’s class A common stock or series B preferred stock at the close of business on [            ], 2005 will be entitled to vote at the annual meeting. All of our stockholders, including holders of series A preferred stock, are encouraged to attend the meeting and read this proxy statement/prospectus carefully.

On April 14, 2005, we entered into a recapitalization agreement with certain holders of our series B preferred stock, which contemplates that a wholly-owned subsidiary of Wyndham would merge with and into Wyndham, with Wyndham continuing as the surviving corporation. In the recapitalization merger, each outstanding share of our class A common stock would be converted into an equal number of shares of new common stock of Wyndham and all outstanding shares of our series A and series B preferred stock would be converted into new common stock representing approximately 85 percent of all of our outstanding common stock. Immediately following the recapitalization merger, Wyndham’s capital stock would consist only of new common stock and all accrued and unpaid dividends on our preferred stock would be cancelled. The transactions contemplated by the recapitalization agreement will occur only if the Blackstone merger agreement, entered into subsequent to the recapitalization agreement and described below, is terminated prior to the completion of the Blackstone merger.

On June 14, 2005, after completion of a bidding process, we entered into an agreement and plan of merger with affiliates of The Blackstone Group. Under the terms of the Blackstone merger agreement, one of Blackstone’s affiliates, Wind Hotels Acquisition Inc., will merge with and into Wyndham, with Wyndham continuing as the surviving corporation. In the Blackstone merger, all of our shares of common stock will be converted into the right to receive $1.15 per share in cash and all of our shares of series A and series B preferred stock will be converted into the right to receive $72.17 per share in cash subject to adjustment. The consideration payable to the holders of shares of preferred stock represents the same consideration such stockholders would have received had their shares of preferred stock been converted into common stock pursuant to the recapitalization merger immediately prior to the effective time of the Blackstone merger. Accordingly, the Blackstone merger agreement allocates the total consideration payable in the Blackstone merger among the holders of our preferred stock and common stock, respectively, in a manner consistent with the recapitalization agreement.

The board of directors believes that each of the Blackstone merger and the recapitalization merger is in the best interests of our stockholders and recommends that each merger agreement be adopted by our stockholders at the annual meeting. However, the board believes that for the reasons described herein, the Blackstone merger is the preferable alternative for our stockholders. The Wyndham board believes that the recapitalization merger is advisable if Wyndham were to remain a publicly held company. Accordingly, while we are soliciting proxies for the adoption of the Blackstone merger agreement and the recapitalization agreement, if the Blackstone merger occurs, the recapitalization merger will not be consummated. For a detailed description of the reasons for and risks related to the Blackstone merger and the recapitalization merger, please carefully review the enclosed proxy statement/prospectus.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

At the annual meeting, holders of our class A common stock and series B preferred stock who are entitled to vote will be asked to adopt the Blackstone merger agreement.

Wyndham’s board of directors considered, among other things, the opinion of J.P. Morgan Securities Inc. to the effect that, as of June 13, 2005, the consideration to be received by Wyndham’s holders of series A preferred stock, series B preferred stock and class A common stock is fair to them from a financial point of view. The board of directors of Wyndham has determined that the Blackstone merger agreement is advisable and in the best interests of Wyndham and its stockholders, approved the Blackstone merger agreement, the Blackstone merger and other transactions contemplated by the Blackstone merger agreement and recommends that holders of class A common stock and series B preferred stock vote “FOR” the adoption of the Blackstone merger agreement.

At the annual meeting, holders of our class A common stock and series B preferred stock who are entitled to vote will also be asked to adopt the recapitalization agreement. The transactions contemplated by the recapitalization agreement will not occur for so long as the Blackstone merger agreement has not been terminated.

A special committee of Wyndham’s board of directors comprised of directors unaffiliated with the holders of the series B preferred stock evaluated and negotiated the recapitalization agreement. The special committee and board of directors considered, among other things, the opinion they received from Morgan Stanley & Co. Incorporated to the effect that, as of April 14, 2005, the consideration to be received by the holders of the class A common stock of Wyndham under the recapitalization agreement was fair, from a financial point of view, to them, other than those investors who are parties to the recapitalization agreement (who hold approximately 90% of the series B preferred stock). Based in part on the recommendation of the special committee, the board of directors of Wyndham has determined that the recapitalization merger is advisable and in the best interests of Wyndham and the holders of its class A common stock and series A preferred stock. Each of the special committee and board of directors has approved the recapitalization agreement, the recapitalization merger and other transactions contemplated by the recapitalization agreement and recommends that holders of class A common stock and series B preferred stock vote “FOR” adoption of the recapitalization agreement.

The vote of the holders of our class A common stock and series B preferred stock is important. A failure of any such holder to vote will count as a vote against the Blackstone merger agreement and the recapitalization agreement. Accordingly, such holders are requested promptly to complete, sign and date the enclosed proxy card and return it in the envelope provided, whether or not they plan to attend the annual meeting.

In addition, holders of our class A common stock and series B preferred stock who are entitled to vote will be asked at the annual meeting to elect directors and ratify the appointment of PricewaterhouseCoopers LLP as Wyndham’s independent registered public accounting firm. Notwithstanding the election of directors, in the event that the Blackstone merger is completed, we will cease to be a publicly-traded company and affiliates of Blackstone will designate our board of directors. In the event that the Blackstone merger agreement is terminated prior to the completion of the Blackstone merger and the recapitalization merger is completed, the board of directors of Wyndham will be reconstituted at the closing to consist of individuals designated by the investors who are party to the recapitalization agreement in accordance with the recapitalization agreement and is expected to be reduced from its present size of 19 members. However, in that case, it is anticipated that a majority of the existing members of the board of directors, including certain independent directors (in accordance with the rules of the American Stock Exchange), would remain on the Board.

In the event that the Blackstone merger agreement is terminated prior to the completion of the Blackstone merger and the recapitalization merger is completed, we anticipate that up to 1,222,540,893 shares of common stock will be issued in connection with the recapitalization merger. In that case, we intend to make application to have the shares of Wyndham common stock to be issued in the recapitalization merger approved for listing on the American Stock Exchange under the symbol “WBR.”

This proxy statement/prospectus is a prospectus for the shares that may be issued to holders of our class A common stock, series A preferred stock and series B preferred stock in the recapitalization as well as a proxy statement for the annual meeting of stockholders of Wyndham and describes the matters to be considered and voted upon at the annual meeting. We urge all stockholders to read this proxy statement/prospectus, including the section describing risk factors that begins on page 65.

Very truly yours,

Fred J. Kleisner

Chairman of the Board of Directors,

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [            ], 2005 and is first being mailed to stockholders on or about [            ], 2005.

WYNDHAM INTERNATIONAL, INC.

NOTICE OF THE 2005 ANNUAL MEETING OF OUR STOCKHOLDERS

TO BE HELD ON [            ], 2005

To Our Stockholders:

The 2005 annual meeting of stockholders of Wyndham International, Inc., will be held at the offices of [                                                                         ], on [            ], 2005, at [        ] local time, for the following purposes:

(1) The adoption of the agreement and plan of merger, dated as of June 14, 2005, by and among Wind Hotels Holdings Inc., Wind Hotels Acquisition Inc. and Wyndham pursuant to which (1) Wind Hotels Acquisition Inc. will be merged with and into Wyndham with Wyndham as the surviving corporation and a wholly-owned subsidiary of Wind Hotels Holdings Inc.; (2) each issued and outstanding share of our class A common stock and class B common stock will be converted into the right to receive $1.15 in cash, without interest; (3) each issued and outstanding share of our series A preferred stock and series B preferred stock will be converted into the right to receive an amount in cash, without interest, equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of issued and outstanding shares of series A preferred stock and series B preferred stock immediately prior to the effective time of the Blackstone merger (rounded to the nearest cent); provided, that the per share merger consideration for each share of series A and series B preferred stock shall in no event exceed $72.17 per share; and (4) all accrued and unpaid dividends on issued and outstanding shares of series A preferred stock and series B preferred stock, if any, shall, as of the effective time of the Blackstone merger, be cancelled without any consideration being payable in respect thereof.

(2) The adoption of the recapitalization and merger agreement, dated as of April 14, 2005, by and among Wyndham, WI Merger Sub, Inc., a wholly-owned subsidiary of Wyndham, Apollo Investment Fund IV, L.P., Apollo Real Estate Investment Fund IV, L.P. (together with their affiliates, the “Apollo investors”), BCP Voting, Inc., as Trustee for the Beacon Capital Partners Voting Trust (together with its affiliates, the “Beacon investors”), AIF/THL PAH LLC, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. (all such investors and together with the Apollo investors and the Beacon investors, the “investor parties”), pursuant to which WI Merger Sub, Inc. will be merged with and into Wyndham, with Wyndham as the surviving corporation, and in which (1) the existing classification of Wyndham’s common stock will be eliminated; (2) each issued and outstanding share of our class A common stock and class B common stock will be converted into one share of common stock, par value $0.01 per share, of Wyndham; (3) each issued and outstanding share of our series A preferred stock and series B preferred stock will be converted into a number of shares of our common stock such that, immediately following the effective time of the recapitalization merger, the holders of series A preferred stock and series B preferred stock immediately prior to the effective time of the recapitalization merger will hold in the aggregate approximately 85% of the outstanding common stock of Wyndham (including for this purpose 11 million shares that may be issued by Wyndham in connection with the settlement of certain pending litigation, but excluding shares issuable upon the exercise of options, and restricted shares that have vested, since April 5, 2005), and the holders of class A common stock and class B common stock immediately prior to the effective time of the recapitalization merger will hold in the aggregate approximately 15% of the outstanding common stock of Wyndham; and (4) all accrued and unpaid dividends on issued and outstanding shares of the series A preferred stock and series B preferred stock, if any, shall, as of the effective time of the recapitalization merger be cancelled without any consideration being payable in respect thereof. THE RECAPITALIZATION MERGER WILL ONLY OCCUR IF THE BLACKSTONE MERGER AGREEMENT DESCRIBED IN PROPOSAL 1 ABOVE IS TERMINATED IN ACCORDANCE WITH ITS TERMS PRIOR TO THE COMPLETION OF THE BLACKSTONE MERGER.

(3) To elect nineteen directors to our board of directors, consisting of eight class A directors, eight class B directors and three class C directors, to serve until the earlier of (1) the 2006 annual meeting of our stockholders or until their respective successors are duly elected and qualified or (2) the effective time of the Blackstone merger or the recapitalization merger.

(4) To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2005 fiscal year.

(5) To transact any other business as may properly come before the annual meeting or any adjournments thereof.

Holders of our series A preferred stock, series B preferred stock and, if any shares of our class B common stock are outstanding, our class B common stock who do not vote in favor of the adoption of the Blackstone merger agreement or the recapitalization agreement, as applicable, who submit a written demand to us for appraisal of their shares in accordance with the General Corporation Law of the State of Delaware prior to the taking of the vote thereon and who comply with the other requirements of the General Corporation Law of the State of Delaware will be entitled to appraisal rights if such merger is consummated. Holders of our class A common stock who do not vote in favor of the adoption of the Blackstone merger agreement, who submit a written demand to us for appraisal of their shares in accordance with the General Corporation Law of the State of Delaware prior to the taking of the vote thereon and who comply with the other requirements of the General Corporation Law of the State of Delaware will be entitled to appraisal rights if such merger is consummated. Holders of our class A common stock will not have appraisal rights in connection with the recapitalization merger.

All of the above matters are more fully described in the accompanying proxy statement/prospectus. Our board of directors has established the close of business on [            ], 2005 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting or any adjournment thereof. Only stockholders who hold shares of Wyndham’s class A common stock or series B preferred stock on the record date will be entitled to vote at the annual meeting.

We urge you, whether or not you plan to attend the annual meeting, to sign, date and mail the enclosed proxy card in the envelope provided. You may revoke your proxy at any time, or you may attend the annual meeting in person and cast your vote in person on all matters submitted at the annual meeting, in which case your proxy would be ignored.

By order of our Board of Directors,

Mark A. Solls

Executive Vice President, General Counsel

and Secretary

[            ], 2005

Dallas, Texas

i

Annex A	Blackstone Merger Agreement
Annex B	Voting Agreement
Annex C	Opinion of J.P. Morgan Securities Inc.
Annex D	Recapitalization Agreement
Annex E	Form of Restated Certificate of Incorporation of Wyndham International, Inc.
Annex F	Form of Amended and Restated Bylaws of Wyndham International, Inc.
Annex G	Opinion of Morgan Stanley & Co. Incorporated
Annex H	Section 262 of the General Corporation Law of the State of Delaware

WHERE YOU CAN FIND MORE INFORMATION

Wyndham files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the following location:

Public Reference Room

100 F Street, NE

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Wyndham’s public filings are also available to the public from document retrieval services and the Internet website maintained by the SEC at www.sec.gov.

Reports, proxy statements or other information concerning us may also be inspected at the offices of the American Stock Exchange at:

86 Trinity Place

New York, NY 10006

Wyndham has filed a registration statement on Form S-4 to register with the SEC the common stock that Wyndham’s stockholders will receive in connection with the recapitalization merger. This proxy statement/prospectus is part of the registration statement on Form S-4 and is a prospectus of Wyndham and a proxy statement for our annual meeting.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of reports, proxy statements or other public information concerning us, without charge, by telephonic request at (214) 863-1000, or by written request directed to us at Wyndham International, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, Attention: Investor Relations, with a copy to the attention of the Company’s Executive Vice President, General Counsel and Secretary, Mark A. Solls, Esq. If you would like to request documents, please do so by [                    ], 2005, in order to receive them before the annual meeting.

No persons have been authorized to give any information or to make any representations other than those contained in this proxy statement/prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Wyndham or any other person. You should rely only on the information contained in this proxy statement/prospectus or any supplement. You should disregard anything we said in an earlier document that is inconsistent with what is in or incorporated by reference in this proxy statement/prospectus.

You should assume that the information in this proxy statement/prospectus or any supplement is accurate only as of the date on the front page of this proxy statement/prospectus. Our business, financial condition, results of operations and prospects may have changed since that date and may change again.

FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus constitute “forward-looking statements” as that term is defined under Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “thinks” and similar expressions, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, among other things, those matters discussed under the caption “Risk Factors,” as well as the following:

•	the impact of general economic conditions in the United States;

•	industry conditions, including competition;

•	business strategies and intended results;

•	our ability to effect sales of our assets on terms and conditions favorable to us;

•	our ability to integrate acquisitions into our operations and management;

•	our ability to integrate management and franchise relationships;

•	risks associated with the hotel industry and real estate markets in general;

•	the impact of terrorist activity or war, threats of terrorist activity or war and responses to terrorist activity on the economy in general and the travel and hotel industries in particular;

•	travelers’ fears of exposure to contagious diseases;

•	our ability to remediate the material weakness in internal controls related to our income tax accounts;

•	capital expenditure requirements;

•	legislative or regulatory requirements;

•	access to capital markets;

•	risks related to not consummating the Blackstone merger, including the possible failure to obtain all necessary approvals required to consummate the Blackstone merger;

•	risks related to not consummating the recapitalization, including the possible failure to obtain all necessary approvals required to consummate the recapitalization merger;

•	our ability to achieve the anticipated benefits of the recapitalization;

•	general market conditions in the hotel industry; and

•	changes in laws and regulations.

Although we believe that these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this annual report. We assume no obligation to update or revise them or provide reasons why actual results may differ.

v

QUESTIONS AND ANSWERS ABOUT THE BLACKSTONE MERGER,

THE RECAPITALIZATION MERGER AND OTHER MATTERS

The following questions and answers are provided for your convenience, and briefly address some commonly asked questions about the matters to be considered at the annual meeting. You should still carefully read this entire proxy statement/prospectus, including each of the annexes.

The Blackstone Merger

Q:	Why are we proposing the Blackstone merger?

A:	Wyndham’s board of directors believes that the Blackstone merger agreement and the Blackstone merger, on the terms and conditions set forth in the Blackstone merger agreement, are advisable and in the best interests of Wyndham and its stockholders. You should read “Proposal 1—Adoption of the Blackstone Merger Agreement—Reasons for the Blackstone Merger” for a discussion of the factors that our board of directors considered in deciding to recommend the adoption of the Blackstone merger agreement.

Q:	How does Wyndham’s board of directors recommend that I vote on the proposal to adopt the Blackstone merger agreement?

A:	Our board of directors recommends that you vote “FOR” the proposal to adopt the Blackstone merger agreement. You should read “Proposal 1—Adoption of the Blackstone Merger Agreement—Reasons for the Blackstone Merger” for a discussion of the factors that our board of directors considered in deciding to recommend the adoption of the Blackstone merger agreement.

Q:	How will the Blackstone merger be effected?

A:	The Blackstone merger would be accomplished by merging a newly formed affiliate of The Blackstone Group, Wind Hotels Acquisition Inc., with and into Wyndham, with Wyndham continuing as the surviving corporation and a wholly-owned subsidiary of Wind Hotels Holdings Inc., another affiliate of The Blackstone Group.

Q:	What will happen to the shares of class A common stock and class B common stock in the Blackstone merger?

A:	Each issued and outstanding share of class A common stock and, if any shares of class B common stock are outstanding at the effective time of the Blackstone merger, each issued and outstanding share of class B common stock (in each case other than shares as to which appraisal rights are properly exercised, if any) will automatically be converted into the right to receive $1.15 in cash, without interest.

Q:	What will happen to the shares of series A preferred stock and series B preferred stock in the Blackstone merger?

A:

Each issued and outstanding share of series A preferred stock and series B preferred stock (other than shares as to which appraisal rights are properly exercised), will automatically be converted into the right to receive an amount in cash, without interest, equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of shares of series A and series B preferred stock issued and outstanding immediately prior to the effective time of the Blackstone merger (rounded to the nearest cent); provided, that the per share merger consideration for each share of series A and series B preferred stock shall in no event exceed $72.17 per share. The amount payable for each share of series A and series B preferred stock in the Blackstone merger represents the same amount that a holder of series A or series B preferred stock would have received had such shares been converted into common stock in the recapitalization merger immediately prior to the Blackstone merger.

Q:	If the Blackstone merger is completed, will Wyndham shares continue to be publicly traded?

A:	If the Blackstone merger is completed, Wyndham will become a wholly-owned subsidiary of Wind Hotels Holdings Inc., an affiliate of The Blackstone Group, and all Wyndham shares will cease to be publicly traded.

Q:	What are the tax consequences to me of the Blackstone merger?

A:	The receipt of $1.15 in cash for each share of our class A and class B common stock and the receipt of $72.17 in cash, subject to adjustment, for each share of our series A and series B preferred stock pursuant to the Blackstone merger will be a taxable transaction for U.S. federal income tax purposes to beneficial owners of our shares that are United States persons within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). For U.S. federal income tax purposes, generally you will recognize gain or loss as a result of the Blackstone merger equal to the difference, if any, between the amount of cash received in exchange for your shares in the Blackstone merger and your adjusted tax basis in your shares. Additional considerations apply to the U.S. federal income taxation of holders of our shares that are not United States persons. You should read “Proposal 1–Adoption of the Blackstone Merger Agreement—United States Federal Income Tax Consequences of the Blackstone Merger” for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should also consult your tax advisor on the tax consequences of the Blackstone merger to you.

Q:	When do we expect to complete the Blackstone merger?

A:	We are working toward completing the Blackstone merger as quickly as possible. If Wyndham’s stockholders vote to adopt the Blackstone merger agreement, and assuming that the other conditions to the Blackstone merger are satisfied, it is anticipated that the Blackstone merger will become effective as soon as practicable following the annual meeting.

Q:	Who is entitled to vote on the Blackstone merger agreement?

A:	Only holders of shares of class A common stock and series B preferred stock at the close of business on [ ], 2005 may vote on the Blackstone merger agreement. Holders of series A preferred stock are not entitled to vote on the Blackstone merger agreement but may have appraisal rights, as described below.

Q:	What stockholder votes are required to adopt the Blackstone merger agreement?

A:	The proposal to adopt the Blackstone merger agreement requires the approval of each of (1) the holders of a majority of the voting power of the issued and outstanding shares of class A common stock, class B common stock and series B preferred stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class, and (2) the holders of at least two-thirds of the issued and outstanding shares of series B preferred stock entitled to vote thereon. Consequently, a failure to vote for the proposal will have the effect of a negative vote.

Concurrently with the execution of the Blackstone merger agreement, the investor parties who hold approximately 49% of the outstanding voting power of Wyndham and approximately 90% of the outstanding shares of series B preferred stock, entered into a voting agreement with the affiliates of Blackstone pursuant to which, they have agreed to vote their shares in favor of adoption of the Blackstone merger agreement (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement).

The Recapitalization Merger

Q:	Why are we proposing the recapitalization?

A:	In the event that the Blackstone merger agreement is not completed and Wyndham remains a publicly held company, our board of directors believes that the recapitalization merger would greatly simplify Wyndham’s capital structure, which our board of directors believes would benefit all of Wyndham’s stockholders. The board believes that the simplified capital structure would make Wyndham more understandable and hence more attractive to potential investors, would enable Wyndham more easily to issue equity capital in the future, and would provide a more transparent capital structure in which to value Wyndham. In addition, the board believes that the recapitalization merger would eliminate the negative effects caused by the preferred stock’s accreting dividends and liquidation preference on our class A common stock and free cash flow, provide certain minority protections for our current common stockholders, align the interests of our equity holders, enhance Wyndham’s strategic flexibility and possibly result in improved liquidity and trading efficiencies. See “Proposal 2—Adoption of the Recapitalization Agreement and Approval of the Recapitalization Merger—Reasons for the Recapitalization.”

Q:	How does Wyndham’s board of directors recommend that I vote on the proposal to adopt the recapitalization agreement?

A:	Our board of directors recommends that you vote “FOR” the proposal to adopt the recapitalization agreement. You should read “Proposal 2—Adoption of the Recapitalization Agreement—Reasons for the Recapitalization” for a discussion of the factors that our board of directors considered in deciding to recommend the adoption of the recapitalization agreement.

Q:	How would the recapitalization be effected?

A:	If the Blackstone merger is not completed and the recapitalization merger is completed, the recapitalization would be accomplished by merging a newly formed wholly-owned Wyndham subsidiary, WI Merger Sub, Inc., with and into Wyndham, with Wyndham continuing as the surviving corporation.

Q:	What would happen to the shares of class A common stock and class B common stock in the recapitalization merger?

A:	If the Blackstone merger is not completed and the recapitalization merger is completed, each share of class A common stock and, if any shares of class B common stock are outstanding at the effective time of the recapitalization merger, class B common stock (other than shares of class B common stock as to which appraisal rights are properly exercised), would automatically be converted into one share of common stock of Wyndham, entitled to one vote per share.

Q:	What would happen to the shares of series A preferred stock and series B preferred stock in the recapitalization merger?

A:	If the Blackstone merger is not completed and the recapitalization merger is completed, each share of series A preferred stock and series B preferred stock (other than shares as to which appraisal rights are properly exercised) would automatically be converted into a number of shares of common stock of Wyndham such that the holders of our series A preferred stock and series B preferred stock immediately prior to the effective time of the recapitalization merger, in the aggregate, would hold approximately 85% of our common stock (including for this purpose 11 million shares that may be issued by Wyndham in connection with the settlement of certain pending litigation, but excluding shares issuable upon the exercise of options, and restricted shares that have vested, since April 5, 2005). No fractional shares of common stock would be issued to any holder. All fractions to which any holder would be entitled would be aggregated, and the number of shares of common stock to which such holder is entitled would be rounded down to the nearest whole share.

Q:	If the recapitalization merger is completed, would Wyndham shares continue to be publicly traded?

A:	If the Blackstone merger is not completed and the recapitalization merger is completed, we expect that the shares of common stock into which the class A common stock, class B common stock, series A preferred stock and series B preferred stock would be converted pursuant to the recapitalization merger would continue to trade on the American Stock Exchange (the “AMEX”) without interruption following the recapitalization merger under the same symbol (“WBR”) as the shares of class A common stock are currently traded.

Q:	If the recapitalization merger is completed, would I still have the same voting rights as I do now?

A:	If the Blackstone merger is not completed and the recapitalization merger is completed, we would have a single class of common stock, with each share entitled to one vote on any matter submitted to a vote of stockholders, including elections of directors. The investor parties currently hold approximately 90% of our series B preferred stock, and, if the recapitalization merger is completed, they would hold approximately 74% of our common stock. As such, the investor parties would be able to exert significant control over Wyndham.

Q:	What protections for the minority stockholders of Wyndham would be in place if the recapitalization merger is completed?

A:	The recapitalization agreement contains certain covenants of Wyndham and the investor parties relating to the governance of Wyndham and providing certain minority protections for a period of time after the effective time of the recapitalization merger. These include covenants relating to (1) the inclusion of independent directors on Wyndham’s board of directors in accordance with the rules of the American Stock Exchange and applicable law, (2) restrictions on the investor parties’ acquisition and disposition of shares of Wyndham, (3) rights of our current common stockholders to participate in certain sales of our stock by the investor parties, (4) approval requirements for certain transactions involving the investor parties, (5) the continued public availability of information regarding Wyndham and (6) restrictions on the delisting or deregistration of Wyndham common stock. These covenants may be waived by a majority of the independent directors or by a vote of the holders of a majority of the shares of common stock not held by the current holders of the series B preferred stock and their controlled affiliates. Additionally, the existing standstill and voting limitation provisions in the securities purchase agreement pursuant to which the holders of our series B preferred stock acquired their shares are being waived in connection with the transaction and will terminate immediately prior to the effective time of the recapitalization merger, and Wyndham’s existing shareholder rights agreement has been amended so that it terminates effective immediately prior to the effective time of the recapitalization merger. See “Proposal 2—Adoption of the Recapitalization Agreement—The Recapitalization Agreement—Governance and Minority Protection Covenants” and “—Amendments to Certain Other Agreements.”

Q:	What are the tax consequences to me of the recapitalization merger?

A:	If the Blackstone merger is not completed and the recapitalization merger is completed, the holders of shares of our class A and class B common stock and series A and series B preferred stock would not recognize any gain or loss for U.S. federal income tax purposes as a result of the recapitalization. The tax basis in the shares of common stock that you own immediately following the recapitalization would equal the basis of the shares that you owned immediately prior to the recapitalization. The holding period in the shares of common stock that you own immediately following the recapitalization would include the period for which the shares that you owned immediately prior to the recapitalization were held, provided that those shares were held as a capital asset. Tax matters can be complicated, and the tax consequences of the recapitalization merger to you will depend on your particular tax situation. You should also consult your tax advisor on the tax consequences of the recapitalization merger to you.

Q:	When do we expect to complete the recapitalization merger?

A:	If the recapitalization merger is approved by Wyndham’s stockholders and the Blackstone merger agreement is not completed, and assuming the satisfaction of the other conditions to the recapitalization merger, it is anticipated that the recapitalization merger will become effective as soon as practicable following the termination of the Blackstone merger agreement. See “Proposal 1—Adoption of the Blackstone Merger Agreement—The Blackstone Merger Agreement—Termination.”

Q:	Who is entitled to vote on the recapitalization agreement?

A:	Only holders of record of shares of class A common stock and series B preferred stock at the close of business on [ ], 2005 may vote on the recapitalization agreement. Holders of series A preferred stock are not entitled to vote on the recapitalization agreement but may have appraisal rights, as described below.

Q:	What stockholder votes are required to adopt the recapitalization agreement?

A:	The proposal to adopt the recapitalization agreement contemplated thereby requires the approval of each of (1) the holders of a majority of the voting power of the issued and outstanding shares of class A common stock, class B common stock and series B preferred stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class, and (2) the holders of at least two-thirds of the issued and outstanding shares of series B preferred stock entitled to vote thereon. Consequently, a failure to vote for the proposal will have the effect of a negative vote. The investors that are parties to the recapitalization agreement have agreed to vote all of their shares of Wyndham stock in favor of the recapitalization agreement (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement). In addition, such investors have acted by written consent in lieu of a meeting of the holders of the series B preferred stock with respect to the separate class vote of the series B preferred stock required to adopt the recapitalization agreement.

Other Matters

Q:	What stockholder vote is required for the election of directors?

A:	Our directors will be elected by a plurality of the votes cast that are entitled to vote at the annual meeting and entitled to vote on the election of such directors. Abstentions and broker non-votes (if any) will be disregarded and will have no effect on the outcome of the election of our directors. Our class A common stockholders and our series B preferred stockholders (voting on an as-converted basis) are entitled to vote together as a single class on the election of our class C directors. Only our class A common stockholders are entitled to vote on the election of our class A directors and only our series B preferred stockholders are entitled to vote on the election of our class B directors.

Q:	How long will the directors elected at the annual meeting serve?

A:	Directors will be elected for a term that expires at the earlier of (1) the 2006 annual meeting of our stockholders or until their respective successors are duly elected and qualified or (2) the effective time of the Blackstone merger or the recapitalization merger. If the Blackstone merger is completed, at the effective time of the Blackstone merger, the members of our board of directors will be replaced with the directors of Wind Hotels Acquisition Inc. and the directors elected at the annual meeting will cease to be our directors. If the Blackstone merger is not completed and the recapitalization is completed, at the effective time of the recapitalization merger, the members of our board of directors will be as designated by the investor parties.

x

Q:	What stockholder vote is required for the ratification of our independent registered public accounting firm?

A:	The affirmative vote of a majority of the total votes represented by the shares of our class A common stock and our series B preferred stock (voting on an as-converted basis) present in person or represented by proxy and entitled to vote on such matter is required to ratify the appointment by our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2005 fiscal year. Consequently, an abstention will have the effect of a negative vote.

Q:	What do I need to do with my stock certificates?

A:	You do not need to do anything at this time. If the Blackstone merger is completed, you will receive a letter of transmittal with instructions informing you how to send in your stock certificates to the paying agent in order to receive the cash consideration, without interest, payable to you pursuant to the Blackstone merger. If the recapitalization merger is completed, you will receive a letter of transmittal with instructions informing you how to send in your stock certificates to American Stock Transfer & Trust Company, Wyndham’s transfer agent, in order to receive in exchange a certificate or certificates for the number of shares of common stock into which the surrendered shares were converted pursuant to the recapitalization merger. Until your stock certificates are surrendered, your stock certificates will be deemed for all purposes to represent the right to receive the cash, without interest, or the number of shares of common stock into which those shares of Wyndham’s stock were converted, as applicable.

Please do not send in your stock certificates with your proxy card.

Q:	If I am a holder of shares of class A common stock or series B preferred stock, what do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage paid envelope. Please return your proxy card as soon as possible so that we may vote your shares at the annual meeting.

Q:	If I am a holder of shares of class A common stock or series B preferred stock, can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before we vote your proxy at the annual meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to Wyndham’s corporate secretary before the annual meeting. If you hold your shares through an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the annual meeting and vote in person.

Q:	Am I entitled to appraisal rights?

A:

Under the General Corporation Law of the State of Delaware, holders of our series A preferred stock, series B preferred stock and, if any shares of our class B common stock are outstanding, our class B common stock, are entitled to appraisal rights if either the Blackstone merger or the recapitalization merger is completed and holders of our class A common stock are entitled to appraisal rights if the Blackstone merger is completed but not in connection with the recapitalization merger. However, if the Blackstone merger is not completed, prior to the effective time of the recapitalization merger, pursuant to a stockholders agreement among the holders of our series B preferred stock, certain of the investor parties will provide a “drag along” notice to all other holders of our series B preferred stock instructing such holders to convert all such shares of series B preferred stock (and any shares of class B common stock into which such shares are convertible) into common stock in the recapitalization merger. Any stockholder so entitled who wishes to exercise appraisal rights with respect to the Blackstone merger or the recapitalization merger must not consent to or vote in favor of adoption of the Blackstone merger agreement or the recapitalization agreement, as the case may be, and must file written notice with us of an intention to demand appraisal of their shares prior to the taking of the vote thereon at the annual meeting, and otherwise follow the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware. See “Proposal 1—Adoption of the Blackstone Merger Agreement—Appraisal Rights” and “Proposal 2—Adoption of the Recapitalization Agreement—Appraisal Rights”.

Q:	Whom should I call if I have questions?

A:	If you have questions about any of the matters described herein or how to submit your proxy card, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Mark A. Solls

Executive Vice President, General Counsel and Secretary

Wyndham International, Inc.

1950 Stemmons Freeway

Suite 6001

Dallas, Texas 75207

214-863-1000 (Phone)

If your broker holds your shares, you should also call your broker for additional information.

SUMMARY

This summary may not contain all of the information that is important to you. You should read carefully the documents attached to and those referenced in this proxy statement/prospectus, including the Blackstone merger agreement attached as Annex A, the voting agreement attached as Annex B, the recapitalization agreement attached as Annex D, the opinion of J.P. Morgan Securities Inc. attached as Annex C and the opinion of Morgan Stanley & Co. Incorporated attached as Annex G. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to “Wyndham,” “we,” “the Company,” “our” or “us” refer to Wyndham International, Inc.

The Annual Meeting

Time, Place and Date (Page     )

The annual meeting will be held on [               ], 2005, starting at [        ] a.m., local time, at [                    ].

Purpose (Pages     )

At the annual meeting, you will be asked to consider and vote upon the following matters described below:

•	A proposal to adopt an agreement and plan of merger, among Wyndham, Wind Hotels Holdings Inc. and Wind Hotels Acquisition Inc. In this proxy statement/prospectus, we sometimes refer to this agreement and plan of merger as the “Blackstone merger agreement” and the merger contemplated by the Blackstone merger agreement as the “Blackstone merger.”

•	A proposal to adopt a recapitalization and merger agreement with the investor parties. In this proxy statement/prospectus, we sometimes refer to this recapitalization and merger agreement as the “recapitalization agreement” and the recapitalization merger contemplated by the recapitalization agreement as the “recapitalization merger” or the “recapitalization.”

•	The election of the nominees for director.

•	The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting form for 2005.

The board of directors believes that each of the Blackstone merger and the recapitalization merger is in the best interests of our stockholders and recommends that each merger agreement be adopted by our stockholders at the annual meeting. However, the board believes that for the reasons described herein, the Blackstone merger is the preferable alternative for our stockholders. The Wyndham board believes that the recapitalization merger is advisable if Wyndham were to remain a publicly held company. Accordingly, while we are soliciting proxies for the adoption of the Blackstone merger agreement and for the recapitalization agreement, if the Blackstone merger occurs, the recapitalization merger will not be consummated. For a detailed description of the reasons for and risks related to the Blackstone merger and the recapitalization merger, please carefully review this proxy statement/prospectus.

The persons named in the accompanying proxy statement/prospectus will also have discretionary authority to vote upon other business, if any, that properly comes before the annual meeting and any adjournments or postponements of the annual meeting, including any proposal to adjourn the meeting for the purpose of soliciting additional proxies to adopt the Blackstone merger agreement or the recapitalization agreement (although no proxy voted “AGAINST” the adoption of either of the merger agreements will be voted in favor of such adjournment).

Record Date and Voting (Page     )

You are entitled to vote at the annual meeting if you owned shares of our class A common stock, class B common stock or series B preferred stock at the close of business on [                ], 2005, the record date for the annual meeting. Each outstanding share of our class A or class B common stock on the record date entitles the holder to one vote, and each outstanding share of our series B preferred stock on the record date entitles the holder to 12.4635 votes, on each matter submitted to stockholders for approval at the annual meeting, except that only our class A common stockholders are entitled to vote on the election of our class A directors and only our series B preferred stockholders are entitled to vote on the election of our class B directors. Our series B preferred stockholders are also entitled to vote separately as a class on the adoption of the Blackstone merger agreement and the adoption of the recapitalization agreement. As of the record date, there were [                ] shares of class A common stock, no shares of class B common stock and [                ] shares of series B preferred stock of Wyndham entitled to be voted at the annual meeting. Holders of the series A preferred stock are not entitled to vote on any of the matters submitted to stockholders at the annual meeting.

Voting and Proxies (Page     )

For a description of the required stockholder approvals for each of the matters submitted to stockholders at the annual meeting, see “2005 Annual Meeting of Stockholders—Voting Rights, Quorum, Broker Voting and Required Vote.” Any of our stockholders of record entitled to vote may vote by returning the enclosed proxy or by appearing at the annual meeting. If your shares are held in “street name” by your broker, you should instruct your broker how to vote your shares using the instructions provided by your broker.

Revocability of Proxy (Page     )

You have the power to revoke your proxy at any time before the shares it represents are voted. A revocation will be effective upon receipt, at any time before the annual meeting is called to order, by our secretary of either (i) an instrument revoking your proxy or (ii) a proxy duly executed by you bearing a later date than the preceding proxy. Additionally, if you are a holder of record, you may change or revoke a previously executed proxy by voting in person at the annual meeting.

The Companies

Wyndham

Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

(214) 863-1000

Wyndham’s business falls into two groups: (1) proprietary branded hotels and (2) non-proprietary branded hotels. Wyndham’s proprietary branded hotels are Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™ consisting of 140 owned, leased, managed or franchised hotels with over 38,100 guest rooms as of June 30, 2005. Wyndham Hotels & Resorts® is our principal proprietary branded group of assets. Through both the Wyndham Hotels & Resorts® brand and the Wyndham Garden Hotels® brand, we offer upper upscale, full-service accommodations to business and leisure travelers. Through our Wyndham Luxury Resorts brand, we offer luxury resort accommodations, such as The Boulders and Carmel Valley Ranch. Through our Summerfield Suites by Wyndham™ brand, we offer upper upscale, all-suite accommodations to business and leisure travelers.

Wyndham’s non-proprietary branded hotels consist of 7 owned or managed hotels with approximately 2,000 guest rooms as of the date of this proxy statement/prospectus. These hotels are operated under franchise or brand affiliations with nationally recognized hotel companies, including Radisson® and Holiday Inn®. Wyndham manages all of these hotels. Wyndham’s non-proprietary branded hotels are operated by Performance Hospitality Management (“PHM”), one of our management divisions. In addition to our owned assets, PHM manages four non-proprietary branded hotels for third parties.

Wind Hotels Holdings Inc.

Wind Hotels Holdings Inc.

c/o Blackstone Real Estate Partners IV L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

Wind Hotels Holdings Inc., which we sometimes refer to as the “parent” in this proxy statement/prospectus, is a Delaware corporation formed on June 9, 2005 in connection with the Blackstone merger by affiliates of Blackstone Real Estate Partners IV L.P., a Delaware limited partnership. The principal business of Blackstone Real Estate Partners IV L.P. consists of making various real estate related investments. Blackstone

Real Estate Partners IV L.P. is an affiliate of The Blackstone Group. To date, Wind Hotels Holdings Inc. has not conducted any activities other than those incident to its formation and the execution of the Blackstone merger agreement. Upon consummation of the Blackstone merger, Wyndham will be a wholly-owned subsidiary of Wind Hotels Holdings Inc.

The Blackstone Group (“Blackstone”), a private investment firm with offices in New York, Boston, Atlanta, London, Hamburg and Paris was founded in 1985. Blackstone’s real estate group has raised five funds, representing over $6 billion in total equity, and has a long track record of investing in hotels and other commercial properties. In addition to real estate, The Blackstone Group’s core businesses include private equity, corporate debt investing, marketable alternative asset management, mergers and acquisitions advisory, and restructuring and reorganization advisory.

Wind Hotels Acquisition Inc.

Wind Hotels Acquisition Inc.

c/o Blackstone Real Estate Partners IV L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

Wind Hotels Acquisition Inc., which we sometimes refer to as the “merger sub” in this proxy statement/prospectus, is a Delaware corporation formed on June 9, 2005 in connection with the Blackstone merger by affiliates of Blackstone Real Estate Partners IV L.P. To date, Wind Hotels Acquisition Inc. has not conducted any activities other than those incident to its formation and the execution of the Blackstone merger agreement. Upon consummation of the Blackstone merger, Wind Hotels Acquisition Inc. will be merged with and into Wyndham, with Wyndham as the surviving corporation.

WI Merger Sub, Inc.

WI Merger Sub, Inc.

c/o Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

(214) 863-1000

We formed WI Merger Sub, Inc. as a Delaware corporation on April 12, 2005 to facilitate the recapitalization merger. To date, WI Merger Sub, Inc. has not conducted any activities other than those incident to its formation and the execution of the recapitalization agreement. If the Blackstone merger is not completed, upon consummation of the recapitalization merger, WI Merger Sub, Inc. would be merged with and into Wyndham, with Wyndham as the surviving corporation.

Adoption of the Blackstone Merger Agreement

Wyndham, the parent and the merger sub have entered into an agreement and plan of merger agreement, pursuant to which the merger sub will be merged with and into Wyndham, with Wyndham as the surviving corporation and as a wholly-owned subsidiary of the parent. The Blackstone merger agreement provides that each issued and outstanding share of our class A and class B common stock (other than shares held in the treasury or owned by the merger sub, the parent or any wholly-owned subsidiary of the parent or Wyndham and other than shares held by a stockholder who properly exercises statutory appraisal rights) will be converted into the right to receive $1.15 in cash, without interest. The Blackstone merger further provides that each issued and outstanding share of our series A and series B preferred stock (other than shares held in the treasury or owned by the merger sub, the parent or any wholly-owned subsidiary of the parent or Wyndham and other than shares held by a stockholder who properly exercises statutory appraisal rights) will automatically be converted into the right to receive an amount in cash equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of issued and outstanding shares of series A preferred stock and series B preferred stock immediately prior to the effective time of the Blackstone merger (rounded to the nearest cent); provided, that the per share merger consideration for each share of series A and series B preferred stock shall in no event exceed $72.17 per share. The amount payable for each share of our series A preferred stock and series B preferred stock in the Blackstone merger represents the same amount that a holder of such preferred stock would have received had such shares been converted into common stock in the recapitalization merger described below immediately prior to the effective time of the Blackstone merger.

Stockholder Approvals (Page     )

The adoption of the Blackstone merger agreement requires that (1) the holders of a majority in voting power of the issued and outstanding shares of our class A common stock, class B common stock and series B preferred stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class, and (2) the holders of at least two-thirds of the issued and outstanding shares of our series B preferred stock entitled to vote thereon, vote “FOR” the adoption of the Blackstone merger agreement.

In connection with the Blackstone merger agreement, the investor parties have entered into a voting agreement that, among other things, provides that all the shares of our series B preferred stock owned by such investors will be voted in favor of the adoption of the Blackstone merger agreement and against any competing proposal or transaction or any proposal or transaction that could reasonably be expected to prevent or impede the completion of the Blackstone merger (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement). As of June 30, 2005, the investor parties owned shares of our series B preferred stock, representing an aggregate of approximately 49% of the voting power of Wyndham and approximately 90% of the outstanding shares of our series B preferred stock.

Board Recommendation (Page     )

After careful consideration, our board of directors, by unanimous vote:

•	has determined that the Blackstone merger and the Blackstone merger agreement are advisable and in the best interests of our stockholders;

•	has approved the Blackstone merger agreement; and

•	recommends that our stockholders vote “FOR” the adoption of the Blackstone merger agreement.

Opinion of JPMorgan (Page      and Annex C)

J.P. Morgan Securities Inc., whom we sometimes refer to as “JPMorgan” in this proxy statement/prospectus, has delivered to our board of directors its opinion dated June 13, 2005 to the effect that, as of that date and based upon and subject to the factors, limitations and assumptions set forth in that opinion, the consideration to be paid to the holders of class A common stock and the holders of series A preferred stock and series B preferred stock in the Blackstone merger was fair, from a financial point of view, to such stockholders. The opinion is not a recommendation as to how any of our stockholders should vote with respect to the Blackstone merger agreement.

The full text of the written opinion of JPMorgan, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with its opinion, is attached as Annex C to this proxy statement/prospectus. We recommend that you read the entire opinion carefully.

Financing (Page     )

In connection with the Blackstone merger, Wind Hotels Holdings Inc. will cause approximately $1.4 billion in cash to be paid to our stockholders and holders of stock options and restricted unit awards. In addition, our credit agreements will be repaid and we expect our mortgage loan agreements to be repaid. As of May 31, 2005, we had $1.78 billion of outstanding borrowings under our credit agreements and mortgage loan agreements.

These payments are expected to be funded by a combination of equity contributions to Wind Hotels Holdings Inc. and debt financing. The parent has obtained a debt commitment letter from Bear Stearns Commercial Mortgage, Inc. and Wachovia Bank, N.A. pursuant to which those entities have committed to provide debt financing for an aggregate principal amount of up to the lesser of (i) $2.8 billion and (ii) 85% of the total consideration payable for the acquisition of Wyndham and other costs relating to the Blackstone merger, subject to the satisfaction of the conditions contained in the commitment letter.

The Blackstone merger agreement does not contain a financing condition, or a “market MAC” condition. The parent has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the commitment letter.

Guarantee; Remedies (Page     )

In connection with the Blackstone merger agreement, Blackstone Real Estate Partners IV L.P. has agreed unconditionally to guarantee the due and punctual observance, performance and discharge of all of the payment obligations of the parent and the merger sub under the Blackstone merger agreement, up to a maximum amount of $275 million. The guarantee will terminate on the earlier of the effective time of the merger or June 14, 2007. Our exclusive remedy for the failure of the parent or the merger sub to complete the Blackstone merger is to seek damages up to the amount of the $275 million guarantee.

Treatment of Wyndham’s Stock Options and Restricted Unit Awards (Page     )

The Blackstone merger agreement provides that all of our outstanding stock options and restricted stock units, whether or not exercisable or vested, will be cancelled as of the effective time of the Blackstone merger.

Each holder of each stock option that has an exercise price of less than $1.15 per share will receive an amount in cash, less applicable withholding taxes, equal to the product of:

•	the excess, if any, of $1.15 over the exercise price per share of class A common stock subject to such option, multiplied by

•	the aggregate number of shares of class A common stock in respect of such option immediately prior to the effective time of the Blackstone merger.

The holder of each restricted stock unit award will receive an amount in cash, less applicable withholding taxes, equal to the product of:

•	$1.15, multiplied by

•	the aggregate number of shares of class A common stock in respect of such restricted stock unit award immediately prior to the effective time of the Blackstone merger.

Interests of Certain Persons in the Blackstone Merger (Page     )

Our directors and executive officers may have interests in the Blackstone merger that are different from, or in addition to, yours, including the following:

•	the Blackstone merger agreement provides that our directors and executive officers will have their vested and unvested stock options cancelled as of the effective time of the Blackstone merger, and they will receive a cash payment in respect of each share underlying their options equal to the excess, if any, of $1.15 per share over the exercise price per share of their options, less applicable withholding taxes;

•	the Blackstone merger agreement provides that our directors and executive officers will have their vested and unvested restricted stock units canceled as of the effective time of the Blackstone merger in return for a cash payment of $1.15 per cancelled restricted stock unit, less applicable withholding taxes;

•	Fred J. Kleisner, our chief executive officer, will be entitled to benefits under his employment agreement, which provides for a lump sum severance payment and a continuation of health benefits over a period of three years if, during the 90 day period preceding the effective time of the Blackstone merger or during the 18-month period following the effective time of the Blackstone merger, he is terminated by us for any reason other than his death or disability or by him either with or without good reason. In addition, we are obligated to purchase Mr. Kleisner’s 1999 option covering 1,100,000 shares of our class A common stock for $2,748,350 in cash and his 2002 restricted stock unit award covering 901,250 restricted stock units for $2,251,773 in cash (of which $312,424 has already been paid). Also, for a period of three years following Mr. Kleisner’s termination, we will provide him with an office and related facilities and an assistant at a location of his choosing. In addition, under his employment agreement we are obligated to loan Mr. Kleisner all funds due by him for income taxes with respect to the foregoing stock option and restricted stock unit award treatment;

•	our other executive officers will be entitled to benefits under employment agreements, which provide each of them severance payments over a period of 24 months and a continuation of health benefits over a period of 12 months if, during the 18-month period following the effective time of the Blackstone merger, the executive officer is terminated without cause or resigns for good reason;

•	our executive officers are entitled to a tax gross-up payment under their employment agreements, to eliminate, all taxes that they would otherwise incur as a result of any excise taxes to which they may be subject by reason of their receipt of any payment, under the employment agreement or otherwise, that constitutes an excess parachute payment under Section 280G of the Code;

•	in 2000, we entered into a timeshare agreement with Tempus Resorts International, Ltd., an affiliate of the Apollo investors, and its subsidiary WVC Exchange, LLC (together, “Tempus”). The agreement contemplates that Tempus would develop, manage and market timeshare interests at certain Wyndham properties. On July 11, 2005, Tempus entered into an agreement with the parent which permits either the parent or Tempus to terminate the timeshare agreement within 30 days of the closing of the Blackstone merger. Upon any such termination, the parent would be obligated to cause Wyndham to pay $43,750,000 to Tempus and the parent would cause Wyndham to continue to provide certain services to Tempus for a limited period of time;

•	the compensation committee of our board of directors is contemplating establishing, and the Blackstone merger agreement permits the establishment of, a $4 million bonus pool payable to designated employees upon the consummation of the Blackstone merger. The $4 million is inclusive of any additional tax gross-up payments that are generated as a result of the payment of any part of the pool to any designated employees (which could include some or all of our executive officers);

•	the Blackstone merger agreement provides for indemnification and insurance arrangements for our current and former directors and officers that will continue for six years following the effective time of the Blackstone merger; and

•	the surviving corporation of the Blackstone merger will permit those class B directors who are in our service as such on June 14, 2005, to direct, in accordance with our policy as in effect on that date, the donation of complimentary hotel room stays to tax-exempt organizations in the amount of no more than $350,000 in the aggregate.

United States Federal Income Tax Consequences of the Blackstone Merger (Page     )

The Blackstone merger will be a taxable transaction to beneficial owners of our shares that are United States persons within the meaning of the Code. For U.S. federal income tax purposes, your receipt of cash in exchange for your shares of our common stock or preferred stock generally will cause you to recognize a gain or loss equal to the difference, if any, between the cash you receive in the Blackstone merger and your adjusted tax basis in your shares of our common stock or preferred stock. Additional considerations apply to the U.S. federal income taxation of holders of our shares that are not United States persons. You should read “Proposal 1—Adoption of the Blackstone Merger Agreement—United States Federal Income Tax Consequences of the Blackstone Merger” for a more complete discussion of the federal income tax consequences of the Blackstone merger. You should also consult your own tax advisor for a full understanding of how the Blackstone merger will affect your taxes.

Regulatory Approvals (Page     )

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules thereunder, which we refer to in this proxy statement/prospectus as the “HSR Act,” provides that transactions such as the Blackstone merger may not be completed until certain information has been submitted to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied. On June 28, 2005, Wyndham and the parent each filed a Notification and Report Form with the Antitrust Division and the Federal Trade Commission and requested an early termination of the waiting period. If the early termination is not granted and a request for additional information by the relevant antitrust authorities is not made, the waiting period will expire at 11:59 p.m. on July 28, 2005.

Except as noted above with respect to the required filings under the HSR Act and the filing of a certificate of merger in Delaware at or before the effective time of the Blackstone merger, we are unaware of any material federal, state or foreign regulatory requirements or approvals required for the completion of the Blackstone merger.

Procedure for Receiving Merger Consideration (Page     )

Promptly after the effective time of the Blackstone merger, a paying agent appointed by the parent will mail a letter of transmittal and instructions to our stockholders. The letter of transmittal and instructions will tell you how to surrender your common stock or preferred stock certificates in exchange for the merger consideration. You should not return your stock certificates with the enclosed proxy card, and you should not forward your stock certificates to the paying agent without a letter of transmittal.

No Solicitation of Transactions (Page     )

The Blackstone merger agreement contains restrictions on our ability to solicit or engage in discussions or negotiations with a third party regarding specified transactions involving Wyndham. Notwithstanding these restrictions, under certain circumstances, our board of directors may respond to an unsolicited written bona fide proposal for an alternative acquisition or terminate the Blackstone merger agreement and enter into an acquisition agreement with respect to a superior proposal.

Conditions to Closing (Page     )

Before we can complete the Blackstone merger, a number of conditions must be satisfied. These include:

•	adoption of the Blackstone merger agreement by the requisite stockholder vote;

•	the expiration or termination of the waiting period under the HSR Act;

•	the absence of any governmental laws or orders, and the absence of any proceeding instituted by any governmental entity seeking such laws or orders, that restrain, enjoin or otherwise prohibit consummation of the Blackstone merger and other transactions contemplated by the Blackstone merger agreement or that would have a material adverse effect after giving effect to the Blackstone merger;

•	the accuracy of our representations and warranties as of the closing without regard to any materiality or material adverse effect qualifications (as though made as of the closing), except where the failure of our representations and warranties to be true and correct in all respects would not, in the aggregate, have a material adverse effect, provided that certain representations and warranties pertaining to our capitalization must be true and correct in all material respects and certain representations and warranties need not be true as of the closing if they are limited to an earlier date;

•	the performance, in all material respects, by us of our obligations under the Blackstone merger agreement;

•	the absence of any material adverse effect since June 14, 2005;

•	the termination of the recapitalization agreement without cost or liability to us; and

•	the receipt of a letter from our lenders under our first-lien and second-lien credit agreements acknowledging that our credit agreements will be terminated, all liens held by our lenders will be released and we and our subsidiaries will be released from liability thereunder upon the repayment of the aggregate principal amount outstanding under our credit agreements together with all interest accrued and any other applicable fees and expenses.

Termination of the Blackstone Merger Agreement (Page     )

We and the parent may agree in writing to terminate the Blackstone merger agreement at any time without completing the Blackstone merger, even after our stockholders have adopted the Blackstone merger agreement. The Blackstone merger agreement may also be terminated in certain other circumstances, including:

•	by either the parent or us if:

•	the closing has not occurred on or before December 15, 2005, so long as the failure to complete the Blackstone merger is not the result of the failure of the terminating party to comply with the terms of the Blackstone merger agreement;

•	failure to obtain the requisite vote by our stockholders to approve the Blackstone merger upon a vote being taken at a duly convened stockholders meeting to adopt the Blackstone merger agreement;

•	any law prohibits the consummation of the Blackstone merger; or

•	any final and nonappealable order prohibits the consummation of the Blackstone merger.

•	by the parent if:

•	our board of directors withdraws, modifies or amends its recommendation of the Blackstone merger agreement or the Blackstone merger in any manner adverse to the parent;

•	our board of directors recommends or approves a takeover proposal or fails to recommend against certain alternative takeover proposals; or

•	we are in material breach of the Blackstone merger agreement (provided that the parent may only exercise this termination right if it is not then in material breach of the Blackstone merger agreement).

•	by us, so long as the requisite stockholder vote has not been obtained, if:

•	our board approves and authorizes us to enter into an agreement to implement a superior proposal in accordance with the terms of the Blackstone merger agreement;

•	we have provided notice to the parent regarding the superior proposal and provided the parent with a three business day period, during which time we must negotiate in good faith with the parent, for the parent to revise the terms and conditions of the Blackstone merger agreement to enable us to proceed with the Blackstone merger;

•	our board determines in good faith, after the end of such period, after considering the results of such negotiations and any revised proposals by the parent that the superior proposal continues to be a superior proposal; and

•	we simultaneously pay to the parent the termination fee and termination expenses in accordance with the Blackstone merger agreement; or

•	by us, if the parent is in material breach of the Blackstone merger agreement (provided that we may only exercise this termination right if we are not then in material breach of the Blackstone merger agreement).

Termination Fees and Expenses (Page     )

Under certain circumstances, in connection with the termination of the merger agreement, we will be required to pay the parent $44.5 million as a termination fee and up to $5 million in expense reimbursement.

Adoption of the Recapitalization Agreement (See page     )

Wyndham and WI Merger Sub, Inc. have entered into a recapitalization and merger agreement with the investor parties, pursuant to which WI Merger Sub, Inc. will merge with and into Wyndham, with Wyndham as the surviving corporation. The transactions contemplated by the recapitalization agreement will occur only if the Blackstone merger is not completed and the Blackstone merger agreement is terminated in accordance with its terms.

If the Blackstone merger is not completed and our stockholders adopt the recapitalization agreement and the recapitalization is consummated:

•	the existing classification of our common stock would be eliminated;

•	each issued and outstanding share of our class A common stock and class B common stock (other than shares of class B common stock as to which appraisal rights are duly exercised) would be converted into one share of common stock;

•	each issued and outstanding share of our series A preferred stock and series B preferred stock (other than shares as to which appraisal rights are duly exercised) would be converted into a number of shares of our common stock such that, immediately following the effective time of the recapitalization merger, the holders of series A preferred stock and series B preferred stock immediately prior to the effective time of the recapitalization merger would hold in the aggregate approximately 85% of the common stock (including for this purpose 11 million shares that may be issued by Wyndham in connection with the settlement of certain pending litigation, but excluding shares issuable upon the exercise of options, and restricted shares that have vested, since April 5, 2005), and the holders of class A common stock and class B common stock immediately prior to the effective time of the recapitalization merger would hold in the aggregate approximately 15% of the common stock; and

•	all accrued but unpaid dividends on the series A preferred stock and series B preferred stock would be cancelled at the effective time of the recapitalization merger.

The recapitalization agreement also contains certain covenants of Wyndham and the investor parties relating to the governance of Wyndham and providing certain minority protections for a period of time after the effective time of the recapitalization merger. These include covenants relating to (1) the inclusion of independent directors on Wyndham’s board of directors in accordance with the rules of the AMEX and applicable law, (2) restrictions on the investor parties’ (and their controlled affiliates’) acquisition and disposition of shares of Wyndham, (3) rights of our current common stockholders to participate in certain sales of our stock by the investor parties, (4) approval requirements for certain transactions involving the investor parties, (5) the continued public availability of information regarding Wyndham and (6) restrictions on the delisting or deregistration of Wyndham common stock. These covenants may be waived by a majority of the independent directors or by a vote of the holders of a majority of the shares of common stock not held by the current holders of the series B preferred stock and their controlled affiliates. Additionally, the existing standstill and voting limitation provisions in the securities purchase agreement pursuant to which the holders of our series B preferred stock acquired their shares are being waived in connection with the transaction and will terminate immediately prior to the effective time of the recapitalization merger, and Wyndham’s existing shareholder rights agreement has been amended so that it terminates effective immediately prior to the effective time of the recapitalization merger.

Stockholder Approvals (See page     )

The adoption of the recapitalization agreement requires the affirmative votes of (1) the holders of a majority of the voting power of the issued and outstanding shares of class A common stock, class B common stock and series B preferred stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class, and (2) the holders of at least two-thirds of the issued and outstanding shares of series B preferred stock entitled to vote thereon. The investor parties have agreed to vote all of their shares of Wyndham capital stock, representing approximately 49% of the outstanding voting power of Wyndham and approximately 90% of the outstanding shares of series B preferred stock, in favor of the transaction (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement). In addition, such investors have acted by written consent in lieu of a meeting of the holders of series B preferred stock with respect to the separate class vote of the series B preferred stock required to adopt the recapitalization agreement.

Recommendation of the Special Committee and Board of Directors (See page     )

Recommendation of the Special Committee. On April 14, 2005, the special committee determined that the recapitalization agreement and the transactions contemplated thereby are advisable and in the best interests of Wyndham and its series A preferred stockholders and common stockholders and should be approved and declared advisable by the board of directors.

Recommendation of the Board of Directors. On April 14, 2005, based in part upon the recommendation of the special committee, our board of directors:

•	declared that the recapitalization agreement and the transactions contemplated thereby are advisable and in the best interests of Wyndham and its series A preferred stockholders and common stockholders;

•	approved the recapitalization agreement, including the amendments to Wyndham’s restated certificate of incorporation and amended and restated bylaws to be effected by the recapitalization merger; and

•	recommends that our stockholders vote “FOR” the adoption of the recapitalization agreement.

Opinion of Morgan Stanley (See page     )

In deciding whether to adopt the recapitalization agreement, the special committee and the board of directors received the opinion of Morgan Stanley & Co. Incorporated, whom we sometimes refer to in this proxy statement/prospectus as “Morgan Stanley,” to the effect that, as of April 14, 2005, based upon and subject to the various qualifications, assumptions and limitations set forth therein, the consideration to be received by the holders of the class A common stock of Wyndham under the recapitalization agreement was fair from a financial point of view to such stockholders other than the investor parties.

The opinion is not a recommendation as to how any of our stockholders should vote with respect to the recapitalization agreement.

The full text of the written opinion of Morgan Stanley, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken in rendering the opinion, is attached as Annex G to this proxy statement/prospectus. We recommend that you read the entire opinion carefully.

Interests of Certain Persons in the Recapitalization Merger (See page     )

When considering the recommendation of Wyndham’s board of directors, you should be aware that certain directors are appointed by the series B preferred stockholders, who may have different interests than our other stockholders. Accordingly, these directors may have interests in the recapitalization that are different from, or are in addition to, your interests. For this reason, Wyndham’s board of directors appointed a special committee consisting of members of the board of directors who are not affiliated with the series B preferred stockholders. The special committee has evaluated and recommended the recapitalization.

Wyndham agreed to pay members of the special committee a fee of $3,500 for each meeting they attended.

Many of our directors own, or have options to acquire, shares of our capital stock, and some of our directors are affiliated with the holders of the series B preferred stock. These directors may have interests in the recapitalization that are different from, or in addition to, your interests.

The recapitalization agreement provides for indemnification and insurance arrangements for our current and former directors and officers that will continue for six years following the effective time of the recapitalization merger.

Conditions to the Recapitalization Merger (See page     )

If the Blackstone merger is not completed and our stockholders adopt the recapitalization agreement, completion of the recapitalization is conditioned upon, among other things:

•	that the registration statement to which this proxy statement/prospectus relates be declared effective by the SEC;

•	authorization of the common stock of Wyndham for listing on the AMEX; and

•	the expiration or termination of any applicable waiting periods under the HSR Act.

United States Federal Income Tax Consequences of the Recapitalization Merger (See page     )

If the Blackstone merger is not completed and the recapitalization merger is completed, the holders of shares of our class A and class B common stock and series A and series B preferred stock will not recognize any gain or loss for U.S. federal income tax purposes as a result of the recapitalization. The tax basis in the shares of common stock that you own immediately following the recapitalization will equal the basis of the shares that you owned immediately prior to the recapitalization. The holding period in the shares of common stock that you own immediately following the recapitalization will include the period for which the shares that you owned immediately prior to the recapitalization were held, provided that those shares were held as a capital asset.

You should read “Proposal 2—Adoption of the Recapitalization Agreement—United States Federal Income Tax Consequences of the Recapitalization Merger” for a more complete discussion of the federal income tax consequences of the recapitalization. You should also consult your own tax advisor with respect to other tax consequences of the recapitalization or any special circumstances that may affect the tax treatment for you in the recapitalization.

Regulatory Matters (See page     )

To the extent that any stockholder acquires shares of Wyndham common stock valued at $53.1 million or more following the recapitalization merger, that stockholder may have a pre-merger notification filing obligation under the HSR Act unless the stockholder qualifies for an exemption to the filing requirements under the HSR Act. The investors who are party to the recapitalization agreement have made such HSR Act filings and received clearance to acquire shares in connection with the recapitalization merger.

Accounting Treatment (See page     )

If the Blackstone merger is not completed and the recapitalization merger is completed, the recapitalization would be accounted for as an induced conversion, and accordingly, net income per share available to common stockholders would reflect a charge for the difference between the value of the shares of common stock issued to the holders of our series A and series B preferred stock and the value of the shares they would have otherwise been issued under the original conversion terms. The assets and liabilities would continue to be recorded at historical amounts following the recapitalization merger. There would be no change in the carrying value of assets. Liabilities would be reduced by the accrued dividends recorded, which would be settled through paid in capital, upon the recapitalization merger. The series A and series B preferred stock converted and the related paid in capital would be reclassified to common stock at par and paid in capital, consistent with the number of shares issued upon conversion. Other than the increase from the settlement of the accrued dividends, there would be no change to total equity. The costs of the transaction would be charged to expense.

Restated Certificate of Incorporation and Amended and Restated Bylaws (See page     )

If the Blackstone merger is not completed and the recapitalization merger is completed, the recapitalization agreement provides that the restated certificate of incorporation and amended and restated bylaws of Wyndham would be amended at effective time of the recapitalization merger to (1) increase the amount of capital stock that we are authorized to issue, (2) provide that each share of common stock will be entitled to one vote on all matters submitted to any meeting of stockholders, (3) remove certain provisions relating to the classification of the board of directors and the classification of our common stock, so that our restated certificate of incorporation will reflect our new capital structure, (4) permit our stockholders to act by written consent in lieu of a meeting and (5) permit special meetings of stockholders to be called by holders of a majority of the shares of the common stock.

Termination of Rights Plan (See page     )

The recapitalization agreement provides that Wyndham’s shareholders rights agreement, dated June 29, 1999, will be terminated immediately prior to the effective time of the recapitalization merger without payment to any of Wyndham’s stockholders.

Termination of Certain Provisions of the Securities Purchase Agreement (See page     )

Certain provisions of the securities purchase agreement, dated as of February 18, 1999, relating to rights and obligations between the series B preferred stockholders and Wyndham will be waived in order to give effect to the terms of recapitalization agreement, and will be terminated immediately prior to the effective time of the recapitalization merger.

Appraisal Rights (See page     )

Under the General Corporation Law of the State of Delaware, holders of our series A preferred stock, series B preferred stock and, if any shares of our class B common stock are outstanding, our class B common stock, who comply with the requirements of the statute will be entitled to appraisal rights if the Blackstone merger or the recapitalization merger is consummated. Holders of our class A common stock who comply with the requirements of the statute will be entitled to appraisal rights if the Blackstone merger is consummated but not in connection with the recapitalization merger. However, if the Blackstone merger is not completed, prior to the effective time of the recapitalization merger, pursuant to a stockholders agreement among the holders of our series B preferred stock, the investor parties will provide a “drag along” notice to all other holders of our series B preferred stock instructing such holders to convert all such shares of series B preferred stock (and any shares of class B common stock into which such shares are convertible) into common stock in the recapitalization merger. Any stockholder so entitled and wanting to exercise appraisal rights must strictly comply with the rules governing the exercise of appraisal rights or lose those rights.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables set forth selected condensed consolidated historical financial information. This financial information should be read in conjunction with, and is qualified in its entirety by, our historical financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Our selected financial and other data for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our consolidated financial statements. Certain prior year balances have been reclassified to conform to the current year presentation with no effect on previously reported amounts of net income or retained earnings.

WYNDHAM INTERNATIONAL, INC.

Selected Condensed Consolidated Historical Financial Data

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004(3) Restated	2003	2002	2001	2000
	(in thousands, except per share data)
Operating Data:
Total revenue	$282,621	$274,655	$965,514	$825,757	$837,025	$861,253	$985,361
Income (loss) from continuing operations before income taxes and minority interest	7,807	(8,888)	(117,357)	(139,462)	(236,290)	(244,313)	(173,030)
Loss from continuing operations	(48)	(22,002)	(127,089)	(90,700)	(144,490)	(135,733)	(146,435)
Income (loss) income from discontinued operations	24,338	(7,433)	(385,827)	(298,912)	(53,834)	7,158	(178,236)
Income (loss) before accounting change	24,290	(29,435)	(512,916)	(389,612)	(198,324)	(128,575)	(324,671)
Net income (loss)	$24,290	(29,435)	$(512,916)	$(389,612)	$(522,426)	$(138,940)	$(324,671)
Per Share Data:
Basic and diluted loss per common share:
Loss from continuing operations	$(0.26)	$(0.37)	$(1.73)	$(1.46)	$(1.72)	$(1.54)	$(1.49)
Income (loss) from discontinued operations, net of taxes	0.14	(0.05)	(2.28)	(1.78)	(0.32)	0.04	(1.07)
Accounting change, net of taxes	—	—	—	—	(1.93)	(0.06)	—

Net loss per common share (1) (2)	$(0.12)	$(0.42)	$(4.01)	$(3.24)	$(3.97)	$(1.56)	$(2.56)

Cash Flow Data:
Cash provided by operating activities	$18,327	$12,732	$45,445	$62,609	$76,508	$158,359	$246,838
Cash provided by (used in) investing activities	352,069	170,107	585,558	137,197	425,692	(63,427)	37,272
Cash (used in) provided by financing activities	(362,926)	(147,823)	(669,302)	(174,601)	(630,972)	18,134	(383,397)

	Three Months Ended March 31,		As of December 31,
	2005	2004	2004(3) Restated	2003	2002	2001	2000
			(in thousands)
Balance Sheet Data:
Investment in real estate and related improvements at cost, net	$2,020,861	$3,163,118	$2,032,965	$2,938,808	$3,611,456	$4,399,256	$3,515,223
Total assets	2,440,268	3,801,293	2,790,489	3,800,252	4,473,458	5,769,953	6,066,899
Total debt	1,840,154	3,007,800	2,197,486	2,681,959	2,826,543	3,445,995	3,398,950
Minority interest in Operating Partnerships	20,559	20,565	20,559	21,289	21,368	21,416	21,416
Minority interest in other consolidated subsidiaries	59,360	57,157	63,001	39,981	38,518	91,657	164,906
Shareholders’ equity	138,607	614,450	115,887	650,073	1,062,379	1,588,221	1,794,187

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004(3) Restated	2003	2002	2001	2000
			(in thousands)
Other Data:
Weighted average number of common shares outstanding	172,003	168,255	169,128	168,128	167,943	167,698	167,308

Notes to Selected Financial Information

(1)	For 2004, we did not include in our computation of diluted earnings per share the effect of unvested stock grants of 11,307,186 and 184,077,753 shares of our series A and series B preferred stock because they are anti-dilutive. For 2003, we did not include in our computation of diluted earnings per share the effect of unvested stock grants of 13,241,106 and 167,906,293 shares of our series A and series B preferred stock because they are anti-dilutive. For 2002, we did not include in our computation of diluted earnings per share the effect of unvested stock grants of 13,708,395 and 153,325,020 shares of our series A and series B preferred stock because they are anti-dilutive. For 2001, we did not include in our computation of diluted earnings per share the dilutive effect of unvested stock grants of 4,613,000 and 138,592,000 shares of our series A and series B preferred stock because they are anti-dilutive. For 2000, we did not include in our computation of diluted earnings per share the dilutive effect of unvested stock grants of 645,000, the option to purchase 104,000 shares of our class A common stock and 129,073,000 shares of our series A and series B preferred stock because they are anti-dilutive.
(2)	For 2004, we did not include in our computation of diluted earnings per share outstanding options to purchase 7,148,568 shares of our class A common stock at prices ranging from $0.95 to $30.40 because the options’ exercise prices were greater than the average market price of our class A common shares and, therefore, the effect would be anti-dilutive. For 2003, we did not include in our computation of diluted earnings per share outstanding options to purchase 8,214,628 shares of our class A common stock at prices ranging from $0.48 to $30.40 because they are anti-dilutive. For 2002, we did not include in our computation of diluted earnings per share outstanding options to purchase 9,683,681 shares of our class A common stock at prices ranging from $0.85 to $30.40 because they are anti-dilutive. For 2001, we did not include in our computation of diluted earnings per share outstanding options to purchase 10,853,511 shares of our class A common stock at prices ranging from $1.75 to $30.40 because they are anti-dilutive. For 2000, we did not include in our computation of diluted earnings per share outstanding options to purchase 10,639,174 shares of our class A common stock at prices ranging from $2.0625 to $30.40 because they are anti-dilutive.
(3)	The information contained in the selected financial data has been restated for 2004. As discussed in Note 2b of the notes to the consolidated financial statements appearing elsewhere herein, the restatement reflects adjustments to correct certain errors in our accounting for income taxes as well as other miscellaneous adjustments. The restatement resulted in us adjusting our previously reported 2004 net loss of $509,446 ($4.01 per share) to net loss of $512,916 ($4.03 per share).

HISTORICAL AND PRO FORMA PER SHARE DATA

The following table shows selected historical and unaudited pro forma per share data for Wyndham. The pro forma data gives effect to the recapitalization merger as if the transaction had occurred on January 1, 2005 and 2004 for basic and diluted earnings per share from continuing operations and as of March 31, 2005 and December 31, 2004 for book value per share. We compute basic earnings per share based upon the weighted average number of shares of common stock outstanding during the period presented. We include shares of common stock granted to our officers and employees in the computation only after the shares become fully vested. We compute diluted earnings per share based upon the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods presented. The diluted earnings per share computations include the dilutive impact of options to purchase common stock which were outstanding during the period calculated by the “treasury stock” method, unvested stock grants and other restricted awards to officers and employees and convertible preferred shares (see Note 7 to the accompanying financial statements). Wyndham did not pay dividends on its common stock during the twelve-months ended December 31, 2004 and therefore no historical or pro forma equivalent per share information is presented. The pro forma data gives effect to the issuance of the estimated number of shares to be issued in the recapitalization merger (based on the number of shares outstanding as of April 14, 2005) if the recapitalization merger is completed.

	As of and for the Three Months Ended March 31, 2005	As of and for the Year Ended December 31, 2004 (restated)
Basic loss per share from continuing operations
Historical loss per share	$(0.26)	$(1.75)
Pro forma loss per share (1)	$(0.00)	$(0.10)
Diluted loss per share from continuing operations
Historical loss per share	$(0.26)	$(1.75)
Pro forma loss per share (1)	$(0.00)	$(0.10)
Book value per share
Historical	$(8.60)	$(8.55)
Pro forma (2)	$0.20	$0.18

(1)	Pro forma basic and diluted loss per share from continuing operations were computed by dividing the loss from continuing operations for the year ended December 31, 2004 by the 1.22 billion shares of common stock that would be outstanding immediately following the recapitalization merger.
(2)	Pro forma book value per share was computed by dividing Wyndham’s net worth, after giving effect to the settlement of the deferred payments of the cash portion of the accrued but unpaid dividends on our series A and series B preferred stock by the 1.22 billion shares outstanding immediately following the recapitalization merger.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Shares of our class A common stock are listed on the AMEX under the symbol “WBR.” Shares of our series A preferred stock are traded on the pink sheets under the symbol “WYHMP”. There is no established trading market for our series B preferred stock.

The following table shows the high and low closing prices of the class A common stock and series A preferred stock, in each case based on published financial sources. Wyndham has not paid cash dividends on its class A common stock for the last two fiscal years.

	Class A Common Stock		Series A Preferred Stock
	High	Low	High	Low
Year Ended December 31, 2003
First Quarter (1)	$0.29	$0.16	$—	$—
Second Quarter	0.68	0.18	0.10	0.01
Third Quarter	0.67	0.37	0.30	0.29
Fourth Quarter	0.83	0.55	0.75	0.29

Year Ended December 31, 2004
First Quarter	$1.32	$0.70	$5.00	$0.73
Second Quarter	1.24	0.85	14.08	4.89
Third Quarter	1.03	0.74	20.00	14.08
Fourth Quarter	1.19	0.65	30.00	20.00

Year Ended December 31, 2005
First Quarter (2)	$1.19	$0.79	$40.00	$26.00
Second Quarter	1.12	0.68	71.00	55.00
Third Quarter (through July 8, 2005) (3)	1.12	1.11	—	—

(1)	There were no trades of our series A preferred stock reported during the first quarter of 2003.
(2)	On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP commenced a tender offer to purchase all outstanding shares of our series A preferred stock at a price of $30 per share. The offer expired on March 14, 2005, and pursuant to the offer, 6,128.94 shares were tendered.
(3)	There were no trades of our series A preferred stock reported during the third quarter of 2005 through July 8, 2005.

On April 14, 2005, the last trading day before we announced the execution of the recapitalization agreement, the closing price of our class A common stock was $0.72, and the closing price of our series A preferred stock was $37.25. On June 13, 2005, the last trading day before we announced the execution of the Blackstone merger agreement, the closing price of our class A common stock was $0.97, and the closing price of our series A preferred stock was $59.00. On July 8, 2005, the most recent practicable date before the filing of this proxy statement/prospectus, the closing price of our class A common stock was $1.11, and the series A preferred stock did not trade.

2005 ANNUAL MEETING OF STOCKHOLDERS

General

The board of directors of Wyndham hereby solicits your proxy on our behalf for use at the 2005 annual meeting of our stockholders and at any postponements or adjournments of the annual meeting. The annual meeting will be held at [            ], on [            ], 2005 at [            ] local time.

Purpose

At the annual meeting, you will be asked to consider and vote upon the following matters described below:

•	A proposal to adopt the Blackstone merger agreement.

•	A proposal to adopt the recapitalization agreement.

•	The election of the nominees for director.

•	The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2005.

Record Date

Our board of directors has established the close of business on [            ], 2005 as the record date for determining the holders of securities entitled to notice of, and to vote at, the annual meeting. As of the date of this proxy statement/prospectus, we had outstanding and entitled to vote [            ] shares of our class A common stock, no shares of our class B common stock, and [            ] shares of our series B preferred stock.

Voting Rights, Quorum, Broker Voting and Required Vote

Voting Rights. Our class A common stockholders and our series B preferred stockholders (voting on an as-converted basis) are entitled to vote together as a single class on the adoption of the Blackstone merger agreement, the adoption of the recapitalization agreement, the election of our class C directors, the proposal to ratify the appointment of our independent registered public accounting firm and on any other matter that may properly come before the annual meeting. Our series B preferred stockholders are also entitled to vote separately as a class on the adoption of the Blackstone merger agreement and the adoption of the recapitalization agreement. Only our class A common stockholders are entitled to vote on the election of our class A directors and only our series B preferred stockholders are entitled to vote on the election of our class B directors. Each share of our class A common stock is entitled to one vote and each share of our series B preferred stock is entitled to 12.4635 votes at the annual meeting. Consequently, on those matters on which our class A common stockholders and our series B preferred stockholders are entitled to vote together as a class, as of the record date a total of [            ] votes may be cast by our class A common stockholders and a total of [            ] votes may be cast by our series B preferred stockholders.

Quorum. With respect to the adoption of the Blackstone merger agreement and the adoption of the recapitalization agreement by our class A common stockholders and our series B preferred stockholders voting together as a single class, the election of our class C directors, the ratification of the appointment of our independent registered public accounting firm and any other matter that may be presented at the annual meeting, stockholders holding shares of our capital stock representing a majority of the votes entitled to be cast on these matters will constitute a quorum. A majority of the outstanding shares of our class A common stock that are represented in person or by proxy will constitute a quorum for purposes of electing our class A directors, and a majority of the outstanding votes of our series B preferred stock that are represented in person or by proxy will constitute a quorum for purposes of the separate class vote of our series B preferred stockholders to adopt the Blackstone merger agreement and adopt the recapitalization agreement and electing our class B directors.

Shares that are represented at the annual meeting but abstain from voting on any or all matters and shares that are “broker non-votes” (i.e., shares held by brokers or nominees that are represented at the annual meeting but with respect to which the broker or nominee does not have discretionary power to vote on a particular matter and has received no instructions from the beneficial owners thereof or persons entitled to vote thereon) will be counted in determining whether a quorum is present at the annual meeting.

Required Vote for Adoption of the Blackstone Merger Agreement. The affirmative vote of (i) the holders of a majority in voting power of the issued and outstanding shares of our class A common stock, class B common stock and series B preferred stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class, and (ii) the holders of at least two-thirds of the issued and outstanding shares of series B preferred stock entitled to vote thereon are required for the adoption of the Blackstone merger agreement. Consequently, a failure to vote for the adoption of the Blackstone merger agreement will have the effect of a negative vote for such matter.

Concurrently with the execution of the Blackstone merger agreement, the investor parties holding shares representing approximately 49% of the outstanding voting power of Wyndham and approximately 90% of the outstanding shares of series B preferred stock (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement) entered into a voting agreement with the parent and the merger sub pursuant to which, subject to the terms thereof, they have agreed to vote their shares in favor of adoption of the Blackstone merger agreement. In addition, as of the record date, our directors and executive officers and their affiliates collectively held an additional     % of the outstanding voting power of Wyndham, which the Company expects will be voted in favor of the Blackstone merger agreement.

Required Vote for Adoption of the Recapitalization Agreement. The affirmative vote of (i) the holders of a majority of the voting power of the issued and outstanding shares of our class A common stock, our class B common stock and our series B preferred stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class, and (ii) the holders of two-thirds of the issued and outstanding shares of series B preferred stock entitled to vote thereon are required for the adoption of the recapitalization agreement. The investors have agreed to vote all of their shares of Wyndham capital stock, representing approximately 49% of the outstanding voting power of Wyndham and approximately 90% of the outstanding shares of Series B preferred stock, in favor of the recapitalization agreement (subject, in the case of BCP Voting, Inc., to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement). Consequently, a failure to vote for the adoption of the recapitalization agreement will have the effect of a negative vote on such matter.

In addition, the investor parties have acted by written consent in lieu of a meeting of the holders of the series B preferred stock with respect to the separate class vote of the series B preferred stock required to adopt the recapitalization agreement. In addition, as of the record date, our directors and executive officers and their affiliates collectively held an additional     % of the outstanding voting power of Wyndham, which the Company expects will be voted in favor of the recapitalization agreement.

Required Vote for Election of Directors. Our directors will be elected by a plurality of the votes cast that are entitled to vote at the annual meeting and entitled to vote on the election of such directors. Abstentions and broker non-votes (if any) will be disregarded and will have no effect on the outcome of the election of our directors.

Required Vote for Ratification of Independent Registered Public Accounting Firm. The affirmative vote of a majority of the total votes represented by the shares of our class A common stock and our series B preferred stock (voting on an as-converted basis) present in person or represented by proxy and entitled to vote on such matter is required to ratify the appointment by our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2005 fiscal year. Consequently, an abstention will have the effect of a negative vote on such proposal.

Broker Voting. The proposals to adopt the Blackstone merger agreement and to adopt the recapitalization agreement are not items on which brokerage firms may vote in their discretion on behalf of their clients if their clients have not furnished voting instructions. For this reason, failing to instruct a broker, bank or other nominee how to vote shares held in their name for you will have the same effect as voting against these proposals. Under the rules of the AMEX, the election of directors and the ratification of independent registered public accounting firms are considered to be “routine” matters upon which a brokerage firm or nominee that holds a stockholder’s shares in its name may vote on the stockholder’s behalf, even if the stockholder has not furnished the firm or nominee with voting instructions within a specified period prior to the annual meeting.

Proxies

Each executed and returned proxy will be voted according to the instructions indicated on that proxy. However, if no instructions are indicated, the proxy will be voted according to the recommendations of our board of directors contained in this proxy statement/prospectus.

Our board of directors does not intend to present, and has no information that others will present, any business at the annual meeting that requires a vote on any other matter. If any other matter requiring a vote properly comes before the annual meeting, the proxyholders will vote the proxies that they hold in accordance with their best judgment, including voting them for any proposal to adjourn the annual meeting to another time if a quorum is not present at the annual meeting or for the purpose of soliciting additional proxies to adopt the Blackstone merger agreement or the recapitalization agreement or if they believe that an adjournment is in our best interests, provided that no proxy voted “AGAINST” the adoption of either of the merger agreements will be voted in favor of an adjournment for the purpose of soliciting additional proxies.

You have the power to revoke your proxy at any time before the shares it represents are voted. A revocation will be effective upon receipt, at any time before the annual meeting is called to order, by our secretary of either (i) an instrument revoking your proxy or (ii) a proxy duly executed by you bearing a later date than the preceding proxy. Additionally, if you are a holder of record, you may change or revoke a previously executed proxy by voting in person at the annual meeting.

Solicitation Agent and Certain Reimbursements

We will bear the cost to solicit proxies. We have retained D.F. King & Co., Inc., or D.F. King, to solicit proxies for the annual meeting. D.F. King may solicit proxies from our stockholders and other persons in person or by mail, facsimile transmission, telephone, or any other means. We will pay D.F. King a fee of $7,500 and reimburse it for its out-of-pocket expenses in connection with this solicitation. We will also reimburse banks, brokers, custodians, fiduciaries, nominees, securities dealers, trust companies and other persons for the reasonable expenses that they incur when forwarding this proxy statement/prospectus and the accompanying materials to the beneficial owners of shares of our class A common stock, class B common stock, series A preferred stock and series B preferred stock. Our directors and officers also may solicit proxies from our stockholders and other persons by any of the means described above. We will not pay these directors and officers any extra compensation for participating in this solicitation.

BACKGROUND OF THE TRANSACTIONS

Background of the Recapitalization Merger

In June 1999, in order to settle forward equity contracts, retire debt and provide additional working and growing capital, we issued 10,000,000 shares of our series B preferred stock to the investor parties and certain other investors for an aggregate purchase price of approximately $1 billion. The holders of our series B preferred stock are entitled to a quarterly dividend on a cumulative basis at a rate of 9.75% per year of which a portion is payable in additional shares of series B preferred stock and a portion is payable in cash.

Also in 1999, Wyndham completed a rights offering of 55,992 shares of its series A preferred stock, which, except for the absence of voting rights, has terms substantially the same as our series B preferred stock. We used the proceeds of our series A preferred stock offering to redeem shares of our series B preferred stock.

Under the terms of our preferred stock, if cash dividends are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends accrue at a rate per annum of 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of preferred stock.

Between June 1999 and December 31, 2004, we issued stock dividends of 5,812,279 shares of series A and series B preferred stock with a stated amount of approximately $508 million, including stock dividends of 936,073 shares because cash dividends totaling $102.3 million on the preferred stock had been in arrears and unpaid for a period of more than 60 days. In addition, in the event of a bankruptcy, dissolution or other winding up of Wyndham, or certain transactions involving a change in control of Wyndham, the holders of our series A and series B preferred stock will be entitled to a liquidation preference (including accrued but unpaid dividends), which was approximately $1.77 billion as of June 30, 2005, meaning that such stockholders will be entitled to be paid that amount prior to any payments to holders of our common stock.

Since the fall of 2001, the board of directors of Wyndham has discussed Wyndham’s capital structure and the impact that it has had on Wyndham. The board of directors recognized that Wyndham’s equity capital structure, including the continued accrual of cash and stock dividends on its series A and series B preferred stock and Wyndham’s inability to pay the required cash dividends, created certain challenges for Wyndham. In this regard, the board considered, among other things, the impact that Wyndham’s capital structure had on the trading price of Wyndham’s class A common stock, the fact that such capital structure made it more difficult for Wyndham to issue equity efficiently in capital raising transactions, and the belief that such capital structure impaired the market’s ability to properly value Wyndham.

In light of these concerns, in early 2004, the board of directors of Wyndham determined that two directors unaffiliated with the investor parties, Karim Alibhai and Sherwood Weiser, should begin to have informal conversations with representatives of the investor parties to determine if there might be a basis for a transaction that would simplify Wyndham’s capital structure. During these conversations, the parties discussed, on a preliminary basis, the possibility of a transaction involving the conversion or exchange of the series A and series B preferred stock into common stock and determined that it might be possible for the parties to reach an understanding as to the terms of a transaction that would be mutually agreeable to both parties.

On the basis of these conversations, the board of directors determined to form a special committee consisting of directors unaffiliated with the investor parties for the purpose of receiving, considering and negotiating a proposal from the investor parties with respect to a possible transaction.

On February 19, 2004, the investor parties submitted a written recapitalization proposal to Wyndham’s board of directors. The initial proposal would have had the effect of significantly reducing the number of outstanding shares of Wyndham’s preferred stock. In particular, the initial proposal contained the following terms:

•	A portion of the outstanding series A and series B preferred stock, including accreted dividends and penalties (with an aggregate liquidation value of between $1.066 billion and $1.266 billion), would be converted into common stock, representing between 84.1% and 86.3% of the recapitalized common stock of Wyndham; and

•	$300 million to $500 million of a new series of preferred stock would be issued to the holders of the series A preferred stock and series B preferred stock on market terms.

The initial proposal also contemplated that Wyndham would issue shares in a public offering of $200 million to $500 million, the proceeds of which would be used to pay down Wyndham’s indebtedness and for general corporate purposes. Finally, the initial proposal provided for the elimination of class A, B and C distinctions on the board of directors.

Following receipt of the proposal, Wyndham’s board of directors formed a special committee consisting of the following independent directors not affiliated with the investor parties: Karim A. Alibhai, Marc A. Beilinson, Leonard Boxer, Adela Cepeda, Paul J. Fribourg (who subsequently resigned from the board of directors as of July 2, 2004) and Sherwood M. Weiser. The board of directors authorized the special committee to consider a potential transaction pursuant to which the series A and series B preferred stock would be converted into a new series of preferred stock and/or into common stock, as well as possible amendments to the series A preferred or series B preferred stock. The special committee was also authorized to consider whether Wyndham should take any actions, among other things, to amend its restated certificate of incorporation and amended and restated bylaws to eliminate the class A, class B and class C director classifications on Wyndham’s board of directors and to consider the advisability of other appropriate changes relating to, and appropriate agreements to effectuate, the potential transactions described above.

The special committee was also authorized by the board of directors to review, consider, evaluate and participate in negotiations regarding the transactions and to take necessary actions, including retaining financial and legal advisors to further discharge the special committee’s duties with the goal of presenting to the board of directors a recommendation for a proposed transaction.

On March 17, 2004, the special committee retained Paul, Weiss, Rifkind, Wharton & Garrison, LLP (which we refer to as “Paul Weiss”) as its legal counsel and considered four potential financial advisors to assist the special committee. Following presentations by each financial advisor, the special committee determined to engage Morgan Stanley.

On April 7, 2004, the special committee met to discuss the overall financial condition of Wyndham, including its debt, capital structure and potential asset sales. The special committee also discussed the investor parties’ initial proposal and authorized Morgan Stanley to begin a due diligence investigation with the involvement of Wyndham’s senior management and the investor parties in order to evaluate the initial proposal.

From April 28, 2004 to June 10, 2004, the special committee met on eight separate occasions and discussed, in consultation with its legal and financial advisors, a revised proposal presented by representatives of the investor parties intended to address the concerns that had been expressed to the investor parties by representatives of the special committee that the initial proposal did not provide sufficient benefits to the common stockholders. After numerous discussions by the special committee and its representatives with the investor parties, including counterproposals by the special committee providing for, among other things, a greater proportion of Wyndham’s total equity to be allocated to the common stockholders in the recapitalization, it became increasingly apparent that the parties would not be able to reach an agreement on the terms of a recapitalization proposal. During this period, Wyndham engaged in the activities described under the caption “Information with Respect to Wyndham—Business”, including pursuing transactions to dispose of its non-core hotel properties, extend its existing bank debt and refinance its mortgage debt, all intended to strengthen Wyndham’s balance sheet.

On June 29, 2004, the special committee met with its advisors and asked that certain aspects of the revised proposal be revisited but the parties were again unable to reach an agreement on the terms of a recapitalization transaction, and negotiations were effectively suspended. From June 29, 2004 to January 7, 2005, there were limited discussions between the investor parties and the special committee regarding the terms of a recapitalization transaction.

However, concerns about Wyndham’s capital structure continued to be an item of discussion for our board of directors, particularly in light of the relatively strong performance of the real estate equity markets and the board’s view that Wyndham was hampered in its ability to access these markets. As a result, the board encouraged the investor parties to submit a revised proposal to further discussions regarding a potential transaction.

On January 7, 2005, the investor parties submitted a revised recapitalization proposal to the special committee. The material terms of the proposal provided that:

•	all outstanding shares of the series A and B preferred stock would be converted into shares of common stock representing approximately 90% of the total outstanding new common equity, with current holders of common stock owning approximately 10% of the recapitalized common stock;

•	the investor parties would cause Wyndham to offer to repurchase any or all current shares of common stock at a price equal to 75% of the effective exchange price of the preferred-to-common exchange transaction; and

•	the board of directors would be reduced from 19 to 11 members and the class A, B and C director classifications would be eliminated so that the investor parties could designate directors in proportion to their new ownership positions.

On January 31, 2005, the special committee convened to discuss the new proposal. Together with its advisors, the special committee reviewed the economic and structural aspects of the revised proposal, and considered various other restructuring alternatives with different conversion features and ownership allocations. The special committee also discussed the possibility of strategic alternatives that might become available to Wyndham as a result of an acceptable transaction. After discussions, the special committee concluded that the investor parties’ January 7 proposal, while improved in some respects, continued to fail to provide sufficient benefits to the common stockholders, and therefore was unacceptable.

As discussed below under the caption “Background of the Blackstone Merger,” in early 2005 Wyndham and the investor parties received a number of unsolicited inquiries relating to the purchase of all or a portion of Wyndham from credible parties, and on February 2, 2005, the board of directors authorized the capital committee of the board, together with outside financial advisors, to explore such inquiries.

On February 4, 2005, the special committee considered a draft counterproposal to the investor parties’ January 7, 2005 proposal, and on February 8, 2005, the special committee delivered its counterproposal to the investor parties, which reflected the following principal terms:

•	the conversion of series A and series B preferred stock to common stock based on an exchange ratio that would result in the holders of such stock receiving 85% of the outstanding shares of Wyndham’s recapitalized common stock and current common stockholders receiving 15% of the outstanding shares of recapitalized common stock with both the holders of the series A and series B preferred stock and common stockholders bearing the dilution on a pro rata basis resulting from vesting of options and restricted stock and other potential issuances;

•	the potential for current common stockholders to receive additional value in the event Wyndham were to undergo a change of control; and

•	a number of provisions relating to corporate governance, including restrictions on the ability of the investor parties, as controlling common stockholders following the recapitalization, to take certain actions without the approval of independent directors of the board of directors.

In response to the special committee’s February 8 proposal, on February 16, 2005, the investor parties made a revised proposal with a proposed conversion ratio that would result in current class A common stockholders receiving 12.5% of the common stock and current holders of series A preferred stock and series B preferred stock receiving 87.5% of the common stock in the recapitalized company. The investor parties’ February 16 proposal contemplated a two-step transaction process: first, a portion of the series B preferred stock would be exchanged for all of the available authorized but unissued class A common stock of Wyndham, and second, upon receipt of stockholder approval to amend Wyndham’s restated certificate of incorporation, the remaining shares would be issued to the investor parties and Wyndham’s board would be restructured to eliminate the existing director classifications. This proposal also contained a one year “tag-along” right for other holders of common stock in the event the investor parties decided to sell more than 50% of their holdings. In response to this revised proposal, the parties agreed to recommence negotiations, first addressing the structural and governance provisions, and then continuing negotiations with respect to allocation of the recapitalized company’s equity interests between preferred and common stockholders.

On February 22, 2005, the special committee met to review the February 16 proposal of the investor parties. During this meeting the special committee decided to reject the February 16 two step transaction process. Morgan Stanley noted that certain dilution protections proposed by the investor parties would effectively reduce pro forma equity ownership of Wyndham by current common stock holders to approximately 11% under such proposal. The special committee also discussed the status of the capital committee’s steps to explore potential strategic transactions involving Wyndham. After discussion, the special committee authorized Morgan Stanley to negotiate directly with the investor parties regarding a recapitalization proposal and to obtain additional information from the capital committee and Bear Stearns & Co. (“Bear Stearns”), Wyndham’s financial advisor, regarding the strategic alternatives process.

On March 7, 2005, the special committee and the advisors to the special committee decided to propose several governance provisions to be adopted in connection with a recapitalization transaction designed to help ensure that current common stockholders would be treated fairly following the transaction, including:

•	a standstill provision that for a certain period following the transaction the investor parties not acquire up to a certain threshold of common stock except in the event of a sale of the entire company to the investor parties;

•	a “tag-along” right for other holders of common stock in the event the investor parties decided to sell more than 50% of their holdings; and

•	Wyndham would not engage in any transaction with the investor parties on a non-arms length basis and, if the value of the transaction was over $1,000,000, independent director approval would be required.

During the period between March 7 and March 30, representatives of Paul Weiss and representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to the investor parties, engaged in negotiations regarding the structure of the transaction, including the governance terms.

On March 30, the special committee met with its advisors to discuss the terms of the transaction, including the allocation of common equity between the preferred stock holders and current holders of Wyndham’s common stock, as well as the appropriate treatment of potential dilution events including common stock that may be issued pursuant to the Bay Meadows litigation described below under “Information with Respect to Wyndham—Legal Proceedings” (which we sometimes refer to as the “Bay Meadows litigation”) and with regard to the restricted stock and stock options outstanding. The special committee then directed that its legal advisors attempt to finalize the terms of the governance and minority protection provisions with counsel to the investor parties.

Following an April 1, 2005 meeting between representatives of the special committee and the investor parties, on April 4, 2005, the special committee received reports from its advisors that while progress had been made with respect to the governance and minority protections sought by the special committee, the parties had not reached an agreement on the economic terms of the recapitalization.

After additional discussions, on April 5, 2005, representatives of the special committee and the investor parties discussed a recapitalization transaction with a conversion ratio that would result in:

•	15% of the common stock being held by the current holders of common stock, after giving effect to (a) the issuance of common stock upon redemption of partnership units in Patriot American Hospitality Partnership, L.P. or Wyndham International Operating Partnership, L.P., (b) the issuance of approximately 11,000,000 shares of common stock pursuant to the proposed settlement of the Bay Meadows litigation, and (c) the issuance of shares related to vested restricted stock and exerciseable options prior to April 5, 2005; and

•	85% of common stock being held by holders of the series A and series B preferred stock.

On April 7, 2005, the special committee authorized Paul Weiss to engage in discussions with Skadden Arps with a view to drafting definitive agreements reflecting the discussions to date. The special committee also requested that Morgan Stanley undergo the necessary analysis to determine whether it could provide a fairness opinion for the special committee’s consideration of the transaction. Skadden Arps provided a draft of the recapitalization agreement to Paul Weiss on April 8, 2005.

From April 7, 2005 through April 13, 2005, the respective financial and legal advisors to the special committee and the investor parties negotiated the terms of a recapitalization agreement. In these negotiations, among other things, the investor parties agreed to the special committee’s request that the recapitalization transaction be structured in a manner that would preserve the rights of the holders of series A preferred stock to seek appraisal rights under Delaware law. During this period, the parties’ advisors also prepared a revised restated certificate of incorporation and bylaws of Wyndham that would become effective upon the closing of the transaction, as well as negotiated amendments to other agreements as part of the proposed transaction.

On April 11, 2005, the special committee and Morgan Stanley received an update on the status of the strategic alternatives process from Bear Stearns, and on April 13, 2005, the special committee received an update on the status of the recapitalization documentation from its legal and financial advisors.

On April 14, 2005, the special committee held a meeting to consider the transaction. The special committee discussed the course of negotiations relating to the recapitalization, the factors relating to the advisability of, and risks relating to, the recapitalization, and the principal terms and conditions of the draft recapitalization agreement that had been provided to the special committee prior to the meeting. Morgan Stanley delivered its oral opinion to the special committee, which was subsequently confirmed in writing, that as of April 14, 2005, based upon and subject to the various qualifications, assumptions and limitations set forth therein, the consideration to be received by the class A common stockholders in the merger was fair from a financial point of view to such holders (except those holders that are investor parties). The special committee then discussed and considered the treatment of the series A preferred stockholders in the proposed merger and recapitalization, who would be receiving the same economic consideration for their stock as the investor parties. Following discussion and additional presentations by the special committee’s legal and financial advisors, the special committee unanimously voted to approve the recapitalization agreement and the transactions contemplated thereby, and determined that the recapitalization agreement and the transactions contemplated thereby were advisable and in the best interests of Wyndham and its series A preferred stockholders and common stockholders, and to recommend that the transaction be approved and declared advisable by Wyndham’s board of directors.

On April 14, 2005, following the meeting of the special committee, Wyndham’s board of directors held a meeting to consider the transaction. The special committee reported to the board of directors the status of the proposed transaction with the investor parties, including the recommendation of the special committee that the transaction be approved by Wyndham’s board of directors.

Morgan Stanley reviewed for Wyndham’s board of directors the financial analyses relating to the proposed recapitalization and responded to questions from the members of the board. Following its presentation, Morgan

Stanley delivered its oral opinion to the board of directors, which was subsequently confirmed in writing, that, as of April 14, 2005, based upon and subject to the various qualifications, assumptions and limitations set forth therein, the consideration to be received by the class A common stock holders under the recapitalization agreement was fair from a financial point of view to such holders (except those holders that are investor parties). Following discussion by the members of the board of directors (including the special committee), and subject to finalization of the necessary documentation, the board of directors unanimously determined that the recapitalization agreement and the transactions contemplated thereby were advisable and in the best interests of Wyndham and its series A preferred stockholders and common stockholders (other than the investor parties).

Background of the Blackstone Merger

From time to time Wyndham and the investor parties have received inquiries from third parties relating to possible strategic transactions involving Wyndham. However, particularly following the severe downturn suffered by the domestic hospitality industry after the events of September 11, 2001, Wyndham did not believe these inquiries would be likely to lead to a favorable transaction. Instead, Wyndham engaged in a number of transactions intended to enhance stockholder value, including the sale of approximately 185 non-strategic assets for over $2.7 billion in aggregate gross proceeds between June 1999 and December 31, 2004 which were used to reduce Wyndham’s indebtedness and for reinvestment in Wyndham’s remaining properties. Most recently, in December 2004, Wyndham entered into an agreement to sell an additional 25 non-strategic assets for gross proceeds of $366 million. In 2005, Wyndham consummated the sale of 24 of such properties, with the sale of the remaining property pending. Also in 2005, Wyndham refinanced its corporate credit facilities and the majority of its mortgage debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness.” In early 2004, Wyndham also commenced the process described above that led to the recapitalization merger transaction. Meanwhile, the hotel sector continued to recover from the events of September 11th and the economic downturn, and Wyndham’s occupancy rates and RevPAR results improved.

In early 2005, Wyndham and the investor parties received a number of unsolicited inquiries relating to the proposed purchase of all or a portion of Wyndham from credible parties. In response to such inquiries, at a board meeting held on February 2, 2005, the board of directors of Wyndham authorized the capital committee of the board of directors, comprised of Messrs. Kleisner, Sperling and Rowan (who was later replaced upon his resignation on May 17, 2005 by Mr. Press), to work with Wyndham’s financial advisors to evaluate the advisability of pursuing one or more of such inquiries and, if the capital committee deemed it appropriate, entertain discussions with one or more parties regarding a potential transaction.

On February 16, 2005, the capital committee and members of Wyndham management met with Bear Stearns regarding the inquiries that had been received. The capital committee authorized Bear Stearns and Eastdil Realty Inc., a firm with expertise in the hospitality industry (“Eastdil”), to begin preparing an information memorandum regarding Wyndham that would be distributed to interested parties.

Following the February 16th meeting, Bear Stearns contacted ten interested parties and by early March confidentiality agreements had been entered into with eight of these parties, including Blackstone. Also, at this time, the capital committee asked Bear Stearns whether it or one of its affiliates would be willing to provide financing to all bidders in order to enhance the bid process.

On March 21, 2005, Bear Stearns distributed the information memorandum and preliminary due diligence materials to all of the parties who had signed a confidentiality agreement and, together with senior management, began to facilitate preliminary due diligence investigations by the interested parties.

In the first week of April, Bear Stearns sent a letter to the eight interested parties who had indicated a desire to continue to explore a potential transaction, including Blackstone. The letter requested that each interested party submit a preliminary non-binding indication of interest regarding a transaction by April 25, 2005, which was to include an initial indication of the price each party was prepared to pay for Wyndham on an enterprise value basis, such party’s financing sources and the expected amount of time and due diligence that it required to sign an agreement.

During mid-April 2005, confidentiality agreements were executed with three additional parties and information memoranda were distributed to such parties who thereafter commenced due diligence investigations.

On April 25, 2005, four interested parties submitted indications of interest, and on May 2, 2005 an additional interested party submitted an indication of interest. Blackstone did not submit an indication of interest at this time. Four parties that had submitted indications of interest proposed transactions for the sale of Wyndham reflecting enterprise values ranging from $2.65 billion to $3.0 billion, while the fifth party had submitted such indication of interest for the sale of only certain of Wyndham’s properties.

At a board meeting held on April 27, 2005, the capital committee updated the board with regard to the status of the bid process. At that meeting, the board also reviewed in detail matters relating to the status of the recapitalization merger.

During the first week of May 2005, Bear Stearns contacted each of the four parties which had submitted an indication of interest to acquire Wyndham in its entirety. Bear Stearns stated to each such party that while no decision had been made by Wyndham to pursue any strategic transaction, the capital committee had authorized the parties to continue their due diligence investigations, so that definitive proposals (including financing arrangements and contract terms) could be developed and submitted by each interested party by early June.

Throughout May 2005, the interested parties conducted additional due diligence, including site visits and management presentations. During this period, Wyndham executed confidentiality agreements with three additional parties and received an additional indication of interest from one of such additional parties reflecting an enterprise value of approximately $3.1 billion, and that party was also invited to continue its due diligence investigation. Also during this period, one of the interested parties, which had previously submitted an indication of interest for the acquisition of the entire company, sought and received Wyndham’s consent to develop a definitive proposal in partnership with Blackstone, which, as noted above, had not previously submitted an indication of interest.

At a board meeting held on May 5, 2005, the capital committee reported to the board of directors regarding the status of the process and the board discussed matters relating to a potential strategic transaction as well as the possible consideration by a committee of the board of matters relating to the timeshare agreement described below. Throughout May 2005, the capital committee met periodically to receive updates from Bear Stearns on the status of the bid process. Paul Weiss, which had been engaged as counsel to Wyndham in connection with a possible transaction, also participated in certain of such meetings with the capital committee.

On May 16, 2005, each interested party received a draft of the merger agreement prepared by Wyndham and Paul Weiss. The draft merger agreement provided, among other things, that if the recapitalization was not completed prior to the effectiveness of the transaction contemplated by the merger agreement, the holders of shares of preferred stock would receive the same consideration that they would have received if the recapitalization merger had already occurred and such shares of preferred stock had been converted into common stock in the recapitalization merger and then were paid the same per share merger consideration payable to the holders of common stock. At a subsequent date, a proposed form of voting agreement to be entered into by the investor parties was distributed to each of the interested parties.

At a board meeting held on May 16, 2005, the board of directors discussed matters relating to the ongoing bid process. Certain of the interested parties had indicated that their preliminary proposals were conditioned upon, among other things, the termination of the timeshare agreement that had been entered into by Wyndham and Tempus in 2000. The agreement contemplates that Tempus would develop, manage and market timeshare interests at certain Wyndham properties. As noted below under “Proposal 1—Adoption of the Blackstone Merger Agreement—Interests of Certain Persons in the Blackstone Merger—Tempus Agreement,” an affiliate of Apollo investors owns a majority equity interest in Tempus and four members of our board of directors are designees of the Apollo investors. As a result, the board determined to form a special committee to engage in discussions with Tempus regarding the Tempus agreement in the event it became necessary to reach agreement with Tempus in order to facilitate a potential transaction. The special committee was comprised of Messrs. Ruisi (Chair), Leventhal, Sperling, Swann and Weiser and Ms. Cepeda, none of whom is affiliated with the Apollo investors.

After consulting with the capital committee, on May 26, 2005, Bear Stearns sent a letter to the four remaining interested parties outlining the final phase of the process. The four remaining interested parties were Blackstone (whose partner at the time ultimately elected not to submit a final bid with Blackstone), a financial buyer in the real estate sector (“Bidder 2”), and two strategic/financial buyer partnerships (“Bidder 3” and “Bidder 4”). Each interested party was instructed to submit, on June 2, 2005, a mark-up of the merger agreement that had previously been distributed, together with a form of financing commitment letter. The letter also instructed each interested party to submit final complete proposals, including forms of revised merger agreements and executed financing commitment letters, by June 9, 2005.

At this time, Bear Stearns advised the capital committee that in response to the capital committee’s earlier request, one or more of its affiliates would be prepared to offer financing to all potential purchasers and that such financing could enhance the bid process. The capital committee, after considering the potential conflict of interest that might arise from allowing Bear Stearns to offer such financing and the potential benefits thereof, approved such a role by the Bear Stearns affiliate, provided that appropriate firewall protections were put in place to ensure confidentiality. The capital committee also determined that in light of Bear Stearns’ potential participation in bidder financing, it would be desirable to retain another financial advisor to consider the fairness of any proposed transaction. As a result, the capital committee retained JPMorgan to consider the fairness of any proposed transaction. The capital committee selected JPMorgan because JPMorgan and its affiliates have from time to time acted as Wyndham’s financial advisor, including with respect to various property-level sales, and have historically been the Company’s principal commercial lender and recently acted as agent and joint bookrunner in connection with Wyndham’s credit facility refinancing and thus were very familiar with Wyndham’s business and financial conditions and because JPMorgan has extensive experience in valuing businesses in merger and acquisition transactions.

Between June 2 and June 5, 2005, Wyndham and Paul Weiss reviewed the revised merger agreements that had been submitted by Blackstone (at this point acting alone), Bidder 2 and Bidder 3. The documentation submitted by Blackstone included a form of financing commitment letter from an affiliate of Bear Stearns. No other bidder submitted form financing commitment letters at this time, although both Bidder 2 and Bidder 3 indicated that they were working with financing sources, including, in the case of Bidder 3, Bear Stearns. Bidder 4 did not submit any of the requested documentation during this period. On June 5, 2005, after consultation with the capital committee, Paul Weiss distributed to each bidder that had submitted a merger agreement a list of contract issues that the capital committee had identified as significant, and suggested that the bidders address these issues in their June 9th submissions.

As the bidding process proceeded into June 2005, the special committee of the board described above evaluated Wyndham’s alternatives with regard to the Tempus agreement. During this time, certain of the bidders, including Blackstone, had discussions with representatives of Tempus in order to conduct due diligence regarding the Tempus agreement. Together with its legal advisors, the special committee commenced discussions with representatives of Tempus regarding a possible termination of the Tempus agreement and the amount of the termination payment by Wyndham in connection therewith. However, as described below, in light of the fact that by June 12, neither Blackstone nor Bidder 2 conditioned their merger proposal on the termination of or other change to the Tempus agreement, the special committee and Tempus suspended discussions without reaching any agreement. Wyndham has been advised that on July 11, 2005, Tempus entered into an agreement with the parent which permits either the parent or Tempus to terminate the Tempus agreement within 30 days of the closing of the Blackstone merger. Upon any such termination, the parent would be obligated to cause Wyndham to pay $43,750,000 to Tempus and the parent would cause Wyndham to continue to provide certain services to Tempus for a limited period of time. See “Certain Relationships and Related Transactions—Apollo Investors.”

On June 9, 2005, Wyndham received a definitive proposal from Blackstone and Bidder 2 reflecting prices of $1.10 and $1.03 per share, respectively, and representing enterprise values for Wyndham of $3.2 billion and $3.1 billion, respectively. Blackstone’s proposal addressed various concerns related to its proposed merger agreement previously expressed by Wyndham. Bidder 2 submitted a revised merger agreement with its definitive proposal which, as described below, contained a number of provisions that Wyndham found objectionable. On June 10, 2005, Wyndham received a proposal from Bidder 3 reflecting a price of $1.03 per share and representing an enterprise value for Wyndham of $3.1 billion which, as noted below, required clarification as to the price per share offered and the contemplated financing of the transaction. Bidder 3 did not address any of the concerns expressed by Wyndham related to the draft merger agreement they had previously submitted. Also on June 10, 2005, Wyndham received a proposal and an initial merger agreement from Bidder 4 reflecting a price of $0.98 per share, and representing an enterprise value for Wyndham of $3.0 billion. The proposed merger agreement submitted by Bidder 4 also contained a number of problematic provisions and its proposal was conditioned on, among other things, completion of due diligence in a number of specified areas. Blackstone submitted an executed financing commitment letter from Bear Stearns Commercial Mortgage, Inc. and Wachovia Bank, N.A. Bidder 2 and Bidder 3 also submitted executed financing commitment letters during this period. Bidder 4 did not submit a financing commitment letter with its proposal, but indicated that it was working with financing sources, including Bear Stearns.

During the period from June 10 to June 12, 2005, Paul Weiss, in consultation with the capital committee and Bear Stearns, engaged in contract negotiations with Blackstone and its legal counsel, Simpson Thacher & Bartlett LLP, and Bidder 2 and its legal counsel. Blackstone’s proposed merger agreement presented relatively few issues to Wyndham other than the condition that the Tempus agreement be terminated. However, the proposed merger agreement submitted by Bidder 2 contained a number of provisions that Wyndham found objectionable. Such provisions included a restriction on the board’s ability to terminate the agreement to pursue a superior proposal, extensive closing conditions, detailed representations and warranties and significant changes to the proposed form of voting agreement. Bidder 2 did not require that the Tempus agreement be terminated as a condition to its offer.

During the period from June 10 to June 12, 2005, Bear Stearns sought to clarify ambiguities it perceived with regard to the offered price per share and adequacy of financing in the proposal submitted by Bidder 3. Bear Stearns suggested to Bidder 3 that it work to develop a more complete and less conditional proposal, and on June 12, Bidder 3 submitted a revised proposed merger agreement, which contained a number of provisions that were less favorable to Wyndham as compared to provisions that had been negotiated with Blackstone and Bidder 2. In addition, Bidder 3 indicated to Bear Stearns on June 12 that its $1.03 per share offer represented its best and final price.

On June 12, 2005, at the request of the capital committee, Bear Stearns asked Blackstone whether it would be willing to remove, as a condition to Blackstone’s bid, its requirement that the Tempus agreement be terminated and for its best and final price. Blackstone advised Bear Stearns that it would remove the condition and that its best and final price was $1.15 per share.

Also on June 12, 2005, representatives of Wyndham advised Bidder 2 that its contract needed to be substantially improved for it to remain competitive. As a result of negotiations with Bidder 2 on June 12, Bidder 2 conceded many of the significant issues its bid had previously raised. Bear Stearns also asked Bidder 2 for its best and final offer. Bidder 2 indicated that it would submit a best and final price before a meeting of the board of directors of Wyndham to consider a transaction. By the evening of June 12, 2005, the contracts with Blackstone and Bidder 2 had been negotiated such that they were substantially similar and the capital committee was satisfied that both contracts would provide sufficient certainty of completion and sufficient protection to Wyndham and its stockholders.

From time to time between June 10 and June 12, Paul Weiss and Bear Stearns consulted with the capital committee and apprised its members and JPMorgan of the negotiations with the bidders.

Having received Blackstone’s best and final offer, and having negotiated draft merger agreements and voting agreements with each of Blackstone and Bidder 2, a meeting of the board of directors of Wyndham was called for June 13.

Bear Stearns continued to call for a best and final offer from Bidder 2. Prior to the board meeting, Bidder 2 made its final offer of $1.11 per share.

On the evening of June 13, 2005, the board of directors of Wyndham held a meeting to consider the bidding process and the transaction. At the meeting, Bear Stearns reviewed for Wyndham’s board of directors the background of the transaction and certain financial aspects thereof. Paul Weiss discussed with the board matters related to the process and the transaction. JPMorgan reviewed its financial analyses relating to the proposed transaction. Following its presentation, JPMorgan delivered its oral opinion, which was subsequently confirmed in writing that, as of June 13, 2005, based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received by the stockholders in the Blackstone merger was fair, from a financial point of view, to such stockholders. The Board discussed the course of negotiations relating to the Blackstone merger, the factors relating to the advisability of, and risks relating to, the Blackstone merger, the principal terms and conditions of the Blackstone merger agreement that had been provided to the board of directors prior to the meeting and the presentations of and the roles played by each of Bear Stearns and JPMorgan. Following discussion by the members of the board of directors, the board of directors unanimously determined that the Blackstone merger agreement and the transactions contemplated thereby are advisable and in the best interests of Wyndham and its stockholders and approved the Blackstone merger agreement and the voting agreement and the transaction contemplated thereby. In addition, Wyndham’s class B directors unanimously determined that the Blackstone merger would not constitute a “change of control” so that holders of series A and series B preferred stock would not be entitled to the liquidation value thereof (aggregating approximately $1.77 billion as of June 30, 2005) in the Blackstone merger, pursuant to the certificates of designation of such preferred stock, and instead would receive the Blackstone merger consideration. Prior to the opening of trading on the AMEX on June 14, 2005, the Blackstone merger agreement and the voting agreement were executed and delivered and a press release was issued announcing the transaction.

PROPOSAL 1

ADOPTION OF THE BLACKSTONE MERGER AGREEMENT

General

If our stockholders adopt the Blackstone merger agreement and all other conditions to the Blackstone merger are satisfied or waived and the Blackstone merger is consummated, the merger sub will merge with and into us. We will survive the Blackstone merger and continue to exist after the Blackstone merger as a wholly- owned subsidiary of the parent. In the Blackstone merger, each outstanding share of our common stock (other than shares held in treasury or owned by the merger sub, the parent or any wholly-owned subsidiary of the parent or Wyndham and other than shares held by a stockholder who properly exercises statutory appraisal rights) will be converted into the right to receive $1.15 in cash, without interest, and each outstanding share of our preferred stock (other than shares as to which statutory appraisal rights are properly exercised) will automatically be converted into the right to receive an amount in cash equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of issued and outstanding shares of series A preferred stock and series B preferred stock immediately prior to the effective time of the Blackstone merger (rounded to the nearest cent); provided, that the per share merger consideration for each share of series A and series B preferred stock shall in no event exceed $72.17 per share. The amount payable for each share of our preferred stock in the Blackstone merger represents the same amount that a holder of our preferred stock would have received had such shares been converted into common stock in the recapitalization merger immediately prior to the effective time of the Blackstone merger.

Following the completion of the Blackstone merger, our class A common stock will be delisted from the AMEX, and our class A common stock and series A preferred stock will be deregistered under the Securities Exchange Act of 1934, as amended (which we refer to in this proxy statement/prospectus as the “Exchange Act”), and no longer publicly traded.

The board of directors believes that each of the Blackstone merger and the recapitalization merger is in the best interests of our stockholders and recommends that each merger agreement be adopted by our stockholders at the annual meeting. However, the board believes that, for the reasons described herein, the Blackstone merger is the preferable alternative for our stockholders. The Wyndham board believes that the recapitalization merger is advisable if Wyndham were to remain a publicly held company. Accordingly, while we are soliciting proxies for the adoption of the Blackstone merger agreement and the recapitalization agreement, if the Blackstone merger occurs, the recapitalization merger will not be consummated. For a detailed description of the reasons for and risks related to the Blackstone merger and the recapitalization merger, please carefully review this proxy statement/prospectus.

Reasons for the Blackstone Merger

After careful consideration, the board of directors of Wyndham has unanimously approved and determined that the Blackstone merger, the Blackstone merger agreement and the transactions contemplated by the Blackstone merger agreement are advisable and has unanimously declared that they are in the best interests of, Wyndham and its stockholders. In the course of reaching its decision to adopt the Blackstone merger agreement and the transactions contemplated by the Blackstone merger agreement, the board consulted with senior management and Wyndham’s financial and legal advisors and considered a number of factors, including the following:

•	the current and historical market prices of our common stock, including the market price of our common stock relative to those of other industry participants and general market indices, and the fact that the cash merger price of $1.15 per share represents approximately a 19% premium to the closing price on June 13, 2005, the last trading day before Wyndham announced the Blackstone merger, and approximately a 60% premium to the closing price on April 14, 2005, the last trading day before Wyndham announced the recapitalization merger;

•

our business, operations, financial condition, strategy and prospects, as well as the risks involved in achieving those prospects as an independent public company, particularly in light of uncertainties relating to, among other things, the continued recovery of the hotel sector and the impact of new or newly renovated properties in our markets of other, better capitalized competitors;

•	our belief that in order to maximize long-term stockholder value, it may be necessary for Wyndham to continue selling additional hotel assets and reducing indebtedness, while at the same time making significant capital expenditures in its core properties to preserve and enhance their value in the increasingly competitive markets they serve, and our belief that these strategies entail uncertainties and risks of execution;

•	our capital expenditure needs over the next several years are substantial and may not be able to be financed solely by cash generated from the asset sales referred to above and from cash generated from operations; consequently, in such event, it is likely that Wyndham would need to seek to obtain financing through debt or equity markets, and its ability to successfully access those markets given its capital structure, public company status and existing leverage is uncertain;

•	the increased merger and acquisition activity in the lodging industry in recent months and the relatively high transaction multiples in the sector and favorable financing markets;

•	having engaged in a vigorous and competitive process involving multiple bidders, Wyndham obtained a price per share from Blackstone that was higher than any other bidder was prepared to pay;

•	the efforts made by us and our advisors to negotiate and execute a merger agreement favorable to Wyndham which has no financing condition and provides for a guaranty by Blackstone Real Estate Partners IV L.P. of up to $275 million;

•	the financial and other terms and conditions of the Blackstone merger agreement as reviewed by the board of directors of Wyndham with our financial and legal advisors and the fact that they were the product of arm’s-length negotiations between the parties;

•	the financial presentation of JPMorgan, including its opinion as to the fairness, from a financial point of view, of the $1.15 per share merger consideration to be received by Wyndham’s stockholders pursuant to the Blackstone merger agreement, see “—Opinion of J.P. Morgan Securities Inc.”;

•	the fact that the consideration to be received by our common and preferred stockholders in the merger reflects the conversion formula contained in the recapitalization agreement so that the Blackstone merger consideration to be received by our stockholders will be equal to what they would have received had the recapitalization merger occurred immediately prior to the Blackstone merger;

•	the fact that the recapitalization merger was approved by an independent committee of the board of directors after lengthy negotiation, and that, as described above, Morgan Stanley delivered an opinion as to the fairness of the consideration to be received by the public common stockholders in the recapitalization merger;

•	the fact that the transaction is a purchase of Wyndham as a whole;

•	the fact that the Blackstone merger consideration is all cash, so that the transaction allows our stockholders to realize immediately a value, in cash, for their investment and provides such stockholders certainty of value for their shares;

•	the fact that Wyndham could in certain circumstances terminate the Blackstone merger agreement, prior to the stockholder vote, in order to approve a transaction proposal by a third party on terms more favorable to our stockholders than the Blackstone merger, after having given the parent the opportunity to match the third party proposal, upon the payment to the parent of a $44.5 million termination fee and $5 million in termination expenses;

•	the fact that the voting agreement entered into by the investor parties will terminate and the obligations of the investor parties under such agreement will cease if the Blackstone merger agreement is terminated; and

•	the availability of appraisal rights to holders of our common stock and preferred stock who comply with all of the required procedures under Delaware law, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

The board of directors of Wyndham also considered a variety of risks and other potentially negative factors concerning the Blackstone merger and the Blackstone merger agreement, including the following:

•	the fact that an all cash transaction would be taxable to Wyndham’s stockholders for U.S. federal income tax purposes;

•	the risks and costs to us if the Blackstone merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the fact that Wyndham’s stockholders will not participate in any future earnings or growth of Wyndham and will not benefit from any appreciation in value of Wyndham;

•	the possibility that the $44.5 million termination fee and $5 million termination expenses payable by Wyndham to the parent under certain circumstances could discourage third parties from making competing proposals to acquire Wyndham;

•	the interests of our officers and directors in the Blackstone merger, see “—Interests of Certain Persons in the Blackstone Merger”;

•	the restrictions on the conduct of our business prior to the completion of the Blackstone merger, requiring us to conduct our business in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Blackstone merger; and

•	the fact that we cannot seek specific performance or require the parent or merger sub to complete the Blackstone merger, and our exclusive remedy for the failure of the parent or the merger sub to complete the Blackstone merger is to seek damages up to the amount of the $275 million guarantee of Blackstone Real Estate Partners IV L.P.

The foregoing discussion summarizes the material factors considered by the board of directors of Wyndham in its consideration of the Blackstone merger, including factors that support the Blackstone merger as well as those that may weigh against it. In view of the wide variety of factors considered by the board of directors of Wyndham, the board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. The board of directors of Wyndham approved and recommends the Blackstone merger based upon the totality of the information presented to and considered by it.

Recommendation of the Board of Directors

After careful consideration, Wyndham’s board of directors, by unanimous vote:

•	has determined that the Blackstone merger and the Blackstone merger agreement are advisable and in the best interests of Wyndham’s stockholders;

•	has approved the Blackstone merger agreement; and

•	recommends that the Wyndham’s stockholders vote “FOR” the adoption of the Blackstone merger agreement.

Opinion of J.P. Morgan Securities Inc.

Wyndham retained JPMorgan as its financial advisor for the purpose of delivering an opinion as to the fairness, from a financial point of view, of the consideration to be paid to holders of class A common stock, series A preferred stock and series B preferred stock in the Blackstone merger.

At the meeting of the board of directors of Wyndham on June 13, 2005, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Wyndham that, as of such date and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the consideration to be paid to the holders of class A common stock and the holders of series A preferred stock and series B preferred stock in the Blackstone merger was fair, from a financial point of view, to such stockholders. No limitations were imposed by Wyndham’s board of directors upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of JPMorgan, dated June 13, 2005, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Wyndham’s stockholders are urged to read the opinion in its entirety. JPMorgan’s opinion is addressed to the board of directors of Wyndham, is directed only to the consideration to be paid in the Blackstone merger and does not constitute a recommendation to any stockholder of Wyndham as to how such stockholder should vote at the annual meeting with respect to the Blackstone merger or the recapitalization merger. JPMorgan’s opinion did not address the underlying decision by Wyndham to engage in the Blackstone merger or the recapitalization merger. The summary of the opinion of JPMorgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated June 13, 2005 of the Blackstone merger agreement and the recapitalization agreement;

•	reviewed certain publicly available business and financial information concerning Wyndham and the industries in which it operates;

•	compared the proposed financial terms of the Blackstone merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Wyndham with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the class A common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Wyndham relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.

JPMorgan also held discussions with certain members of the management of Wyndham with respect to certain aspects of the Blackstone merger, and the past and current business operations of Wyndham, the financial condition and future prospects and operations of Wyndham, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by Wyndham or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of Wyndham or Blackstone under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, it was assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Wyndham management as to the expected future results of operations and financial condition of Wyndham to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the Blackstone merger and the other transactions contemplated by the Blackstone merger agreement will be consummated as described in the Blackstone merger agreement, and that the definitive Blackstone merger agreement would not differ in any material respects from the draft thereof furnished to JPMorgan. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Blackstone merger will be obtained without any adverse effect on Wyndham.

JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, June 13, 2005. It should be understood that subsequent developments may affect JPMorgan’s opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion.

Furthermore, JPMorgan noted that the allocation of the number of shares of Wyndham common stock which would be received by the holders of the class A common stock, the class B common stock, if any, the series A preferred stock and the series B preferred stock, respectively, in the recapitalization is the same basis on which the aggregate consideration to be paid in the Blackstone merger will be allocated among the holders of the class A common stock, the class B common stock, if any, the series A preferred stock and the series B preferred stock, respectively. For a summary of the fairness opinion delivered by Morgan Stanley & Co. Incorporated in connection with the recapitalization merger, see page 76 and Annex G. JPMorgan also expressed no opinion as to the relative fairness of the number of shares of Wyndham common stock that would be received by the holders of the class A common stock, the class B common stock, if any, the series A preferred stock and the series B preferred stock, respectively, pursuant to the recapitalization merger nor, accordingly as to the relative fairness of the allocation of the aggregate consideration to be received in the Blackstone merger by holders of class A common stock as compared to holders of series A preferred stock and series B preferred stock.

In addition, JPMorgan was not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Blackstone merger, or to provide services other than the delivery of this opinion. JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Wyndham or any other alternative transaction. JPMorgan did not participate in negotiations with respect to the terms of the Blackstone merger and related transactions. Consequently, JPMorgan has assumed that such terms are the most beneficial terms from Wyndham’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed as to whether any alternative transaction might produce consideration for Wyndham’s stockholders in an amount in excess of that contemplated in the Blackstone merger.

Summary of Certain Financial Analyses Conducted by JPMorgan

In connection with rendering its opinion to Wyndham’s board of directors, JPMorgan performed a variety of financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth below and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth below under the description of each analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

Public Trading Multiples

Using publicly available information, JPMorgan compared selected financial data of Wyndham with similar data for a number of publicly traded hotel owner/operator companies. The companies selected by JPMorgan were:

•	Starwood Hotels & Resorts Worldwide, Inc.

•	Hilton Hotels Corporation

•	Fairmont Hotels & Resorts Inc.

•	La Quinta Corporation

•	Gaylord Entertainment Company

•	Orient-Express Hotels Ltd.

•	John Q. Hammons Hotels, Inc.

•	Great Wolf Resorts, Inc.

•	Lodgian, Inc.

•	Interstate Hotels & Resorts, Inc.

These companies were selected, among other reasons, because they share similar business characteristics to Wyndham. None of the companies selected in the public trading multiples analysis is identical to Wyndham. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For each comparable company, JPMorgan reviewed the selected companies’ multiples of firm value to fiscal year 2005 and 2006 estimated EBITDA. To calculate the trading multiples, JPMorgan calculated the firm value of the selected companies based on publicly available financial information through the twelve months ended March 31, 2005 and closing share price of the selected companies as of June 10, 2005. For 2005 and 2006 estimated EBITDA of the selected companies, JPMorgan used the projections for the selected companies of selected Wall Street equity research reports. JPMorgan applied a range of 11.5x-12.5x to Wyndham’s 2005E adjusted EBITDA, as revised by Wyndham management and assuming the sale of the Park Plaza New Orleans. JPMorgan applied a range of 10.0x-11.0x to Wyndham’s 2006 estimated adjusted EBITDA, which estimates were provided by Wyndham management and assumes the sale of the Park Plaza New Orleans.

The public trading multiples analysis indicated a range of equity values between $0.68 and $0.98 per share of Wyndham common stock, assuming the recapitalization has occurred.

Selected Transaction Analysis

Using publicly available information, JPMorgan reviewed the following twelve mergers and acquisitions transactions announced since 1998 in the lodging industry:

•	The Blackstone Group/Boca Resorts, Inc.

•	The Blackstone Group/Prime Hospitality Corp.

•	The Blackstone Group/Extended Stay America, Inc.

•	CNL Hospitality Properties, Inc./RFS Hotel Investors, Inc.

•	FelCor Lodging Trust, Incorporated/MeriStar Hospitality Corporation

•	Hilton Group plc/Scandic Hotels

•	Investor group/Sunburst Hospitality Corporation

•	Pritzker family/U.S. Franchise Systems, Inc.

•	NH Hotels S.A./Krasnapolsky Hotels & Restaurants NV

•	Hilton Hotels Corporation/Promus Hotel Corporation

•	Starwood Hotels & Resorts Worldwide, Inc./Vistana, Inc.

•	Meditrust Companies/La Quinta Inns, Inc.

None of the above companies or transactions is identical to Wyndham or the Blackstone merger. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the pricing of the selected transactions.

Based on publicly available information, JPMorgan reviewed the ratio of the selected companies’ implied firm value to estimated EBITDA (pre-acquisition synergies) for the year following each of the transactions. JPMorgan applied a range of 11.0x-12.5x to Wyndham’s forward twelve-month adjusted EBITDA for this analysis, as provided by Wyndham management and assuming the sale of the Park Plaza New Orleans.

The selected transaction analysis indicated a range of equity values between $0.79 and $1.09 per share of Wyndham’s common stock, assuming the recapitalization has occurred.

Discounted Cash Flow Analysis

JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Wyndham’s common stock. JPMorgan calculated the unlevered free cash flows that Wyndham is expected to generate during the remainder of fiscal year 2005 through the fiscal year 2012 based upon financial projections prepared by the management of Wyndham. JPMorgan also calculated a range of terminal asset values of Wyndham at the end of the eight-year period ending 2012 by applying a perpetual growth rate ranging from 3.0% to 4.0% of the unlevered free cash flow of Wyndham during the final year of the eight-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of Wyndham. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Wyndham’s debt balance, net of cash and minority interest.

The discounted cash flow analysis indicated a range of equity values of between $0.63 and $1.20 per share of Wyndham’s common stock on a stand-alone basis (i.e., without synergies), assuming the recapitalization has occurred.

Sum of the Parts Valuation Analysis

JPMorgan conducted a sum of the parts valuation analysis taking into account the value of Wyndham’s various business lines (Hotels & Resorts, Luxury Resorts, external management and franchise fees, non- proprietary branded and other income) assuming separate valuations for each segment. JPMorgan based its valuation on management’s 2005 estimated adjusted EBITDA for these business lines assuming that each was valued independently using valuation multiples reflective of comparable transactions in the sector, as provided by Wyndham management and assuming the sale of the Park Plaza New Orleans. JPMorgan took the aggregate value of the combined business lines and netted their value against Wyndham’s estimated debt balance as of May 31, 2005, net of cash, and minority interest to imply a per share value for Wyndham’s common stock.

The sum of the parts valuation analysis indicated a range of equity values between $0.79 and $0.99 per share for Wyndham’s common stock, assuming the recapitalization has occurred.

Miscellaneous

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to deliver an opinion to Wyndham’s board of directors with respect to the Blackstone merger on the basis of such experience and its familiarity with Wyndham.

For services rendered in connection with the delivery of its opinion, Wyndham has agreed to pay JPMorgan a fee of $1,500,000. In addition, Wyndham has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the Federal securities laws.

As of the date of the opinion, a JPMorgan venture capital affiliate owned 402,673.972 shares of series B preferred stock, representing approximately 2.5% of the outstanding series B preferred stock. In addition, JPMorgan and its affiliates maintain banking and other business relationships with Wyndham and its affiliates, for which it receives customary fees. Specifically, a JPMorgan commercial banking affiliate recently acted as agent and joint bookrunner under a $1.65 billion refinancing of our corporate credit facilities and a majority of our outstanding mortgage debt and, as of the date of the opinion, held approximately $85.4 million of loans under these credit facilities. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Wyndham or affiliates of Blackstone for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

United States Federal Income Tax Consequences of the Blackstone Merger

This section summarizes the material United States federal income tax consequences of the Blackstone merger to holders of our stock whose shares are surrendered in the Blackstone merger in exchange for the right to receive the cash merger consideration. This summary is based upon the provisions of the Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as presently in effect. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, may adversely affect the accuracy of the statements and conclusions set forth below. This summary assumes that our stock is held as a capital asset within the meaning of Section 1221 of the Code and does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules and does not address the tax consequences of the Blackstone merger to holders of stock options or restricted stock unit awards. In addition, this summary does not address the tax treatment of special classes of holders of our stock, including, for example, banks and other financial institutions, insurance companies, tax-exempt entities, subchapter S corporations, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons whose functional currency is not the United States dollar, persons holding shares of our stock as part of a hedging or conversion transaction or as part of a “straddle” or a constructive sale, U.S. expatriates, persons subject to the alternative minimum tax, holders who acquired our stock through the exercise of employee stock options or warrants or otherwise as compensation, holders that are properly classified as a partnership or otherwise as a pass-through entity under the Code and non-U.S. holders, as defined below, except to the extent discussed below. This summary also does not discuss any state, local, foreign or other tax considerations.

If any entity that is treated as a partnership for United States federal tax purposes holds our stock, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for United States federal tax purposes and that entity is holding our stock, you should consult your tax advisor.

For purposes of this section, a “U.S. holder” means a beneficial owner of shares of our stock that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. As used in this section, a “non-U.S. holder” means a beneficial owner of shares of our stock that is not a U.S. holder.

U.S. Holders

The receipt of cash by U.S. holders in exchange for their shares of our stock pursuant to the Blackstone merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash received in exchange for its shares and that holder’s adjusted tax basis in its shares. Gain or loss will be calculated separately for each block of shares, with a block consisting of shares acquired at the same cost in a single transaction. Assuming that the shares constitute capital assets in the hands of the U.S. holder, this gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of the Blackstone merger the shares have been held for more than one year. An individual U.S. holder will be subject to tax on net capital gain at a maximum federal income tax rate of 15%. Limitations apply to the use of capital losses.

Under specified circumstances, a holder of our shares may be entitled to appraisal rights in connection with the Blackstone merger. In that case, it is possible that a dissenting U.S. holder may be required to recognize gain or loss in the year the merger is effective, regardless of whether the dissenting U.S. holder actually receives payment for its shares in that year, and any amounts received that are or are deemed to be interest for U.S. federal income tax purposes will be taxed as ordinary income. Stockholders that exercise appraisal rights are urged to consult their tax advisors.

Non-U.S. Holders

A non-U.S. holder normally will not be subject to United States federal income tax on the gain, if any, recognized on the exchange of its shares of our stock for cash pursuant to the Blackstone merger or pursuant to the exercise of appraisal rights, unless:

•	the shares constitute a “United States real property interest”;

•	the gain from the exchange is effectively connected with the conduct of a United States trade or business of the non-U.S. holder, or, if an applicable income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

Shares of our class A common stock will not be treated as a United States real property interest if that class is regularly traded on an established securities market within the meaning of applicable Treasury regulations and the non-U.S. holder did not actually, or constructively under specified Code attribution rules, own more than 5% of that class at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period. Non-U.S. holders, including holders of shares of our series A preferred stock and series B preferred stock, are urged to consult their tax advisors with respect to the treatment of their shares as a United States real property interest pursuant to these rules.

If gain on the exchange of our shares for cash is subject to tax under the first or second bullet point immediately above, a non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to the gain, and a non-U.S. holder that is a foreign corporation also may be subject to the branch profits tax of 30%

absent any reduction or exemption under an applicable income tax treaty. A non-resident alien individual whose shares constitute a United States real property interest also would be subject to a special alternative minimum tax. In the case of a non-U.S. holder whose shares constitute a United States real property interest, a withholding tax equal to 10% of the amount of cash receivable by such holder in the exchange may be required to be withheld by parent and merger sub and remitted to the Internal Revenue Service. An individual non-U.S. holder described in the third bullet point immediately above will be subject to a flat 30% tax on the gain.

Information Reporting and Backup Withholding

Backup withholding, presently at a rate of 28%, and information reporting may apply to the cash received pursuant to the exchange of our shares in the Blackstone merger or upon the exercise of appraisal rights unless the holder provides a taxpayer identification number or otherwise establishes an exemption and complies with other applicable rules and certification requirements. Backup withholding is not an additional tax and any amount withheld under these rules may be credited against the holder’s United States federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the Internal Revenue Service.

Holders of shares of our stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the Blackstone merger, including the applicability and effect of United States federal, state and local tax laws and foreign and other tax laws in their particular circumstances.

Appraisal Rights

The following summary of the provisions of Section 262 of the General Corporation Law of the State of Delaware is not intended to be a complete statement of the provisions and is qualified in its entirety by reference to the full text of Section 262 of the General Corporation Law of the State of Delaware, a copy of which is attached to this proxy statement/prospectus as Annex H and is incorporated into this summary by reference. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of our capital stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of our capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. All references in this summary to the “merger” are to whichever of the Blackstone merger or the recapitalization merger is consummated, as the case may be.

Under the General Corporation Law of the State of Delaware, holders of our series A preferred stock, series B preferred stock and, if any shares of our class B common stock are outstanding, our class B common stock, are entitled to appraisal rights if either the Blackstone merger or the recapitalization merger is consummated and holders of our class A common stock are entitled to appraisal rights if the Blackstone merger is consummated but not in connection with the recapitalization merger. Any stockholder so entitled and wanting to exercise appraisal rights must strictly comply with the rules governing the exercise of appraisal rights or lose those rights.

Other than shares as to which holders properly exercise appraisal rights under Delaware law, each share of our series A preferred stock, series B preferred stock, class A common stock and class B common stock issued and outstanding will be converted into the right to receive cash if the Blackstone merger is completed or shares of common stock if the recapitalization merger is completed. If one of the mergers is completed, each holder of such stock who (1) files written notice with us of an intention to demand appraisal of his, her or its shares prior to the taking of the vote thereon, and (2) follows the procedures set forth in Section 262, will be entitled to be paid by us the fair value in cash of his or her shares of stock. The fair value of shares of our stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The shares of our series A preferred stock, series B preferred stock, class A common stock and class B common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this proxy statement/prospectus as the “dissenting shares.”

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in this case, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. This proxy statement/prospectus shall constitute such notice to the holders of series A preferred stock, series B preferred stock, class A common stock and class B common stock, and the applicable statutory provisions are attached hereto as Annex H. Any holder of series A preferred stock, series B preferred stock, class A common stock or class B common stock who wishes to exercise such appraisal rights or who wishes to preserve his, hers or its right to do so, should review the following discussion and Annex H carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Section 262.

A holder of record of shares of series A preferred stock, series B preferred stock, class A common stock or class B common stock wishing to exercise his, hers or its appraisal rights must make a written demand for the appraisal of their shares, prior to the taking of the vote on the Blackstone merger or the recapitalization merger, as applicable, to Wyndham at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, Attention: Mark A. Solls, Executive Vice President, General Counsel and Secretary. The demand must reasonably inform Wyndham of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by such holder. A holder also must continue to be the record holder of the shares through the effective time of the merger and must not vote for or consent to the merger.

Only a holder of record of shares of series A preferred stock, series B preferred stock, class A common stock or class B common stock is entitled to assert appraisal rights for the shares that were registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that such person intends thereby to demand appraisal of his, her or its shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares of series A preferred stock, series B preferred stock, class A common stock or class B common stock as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of series A preferred stock, series B preferred stock, class A common stock or class B common stock which are held in the name of the record owner. Series A preferred, series B preferred, class A common and class B common stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers or other nominees to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

Within ten days after the effective time of the merger, Wyndham must give written notice that the merger has become effective to each stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. At any time within 60 days after the effective time, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the cash payment specified by the merger agreement for such stockholder’s shares of series A preferred stock, series B preferred stock, class A common stock or class B common stock. Within 120 days after the effective time of the merger, but not thereafter, Wyndham or any holder of series A preferred stock, series B preferred stock, class A common stock or class B common stock who is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of their shares. Wyndham is under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of series A preferred stock, series B preferred stock, class A common stock and class B common stock to initiate all necessary action to perfect their appraisal rights in respect of such shares within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of series A preferred stock, series B preferred stock, class A common stock or class B common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Wyndham a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after a written request therefor has been received by Wyndham or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of series A preferred stock, series B preferred stock, class A common stock or class B common stock and a copy thereof is served upon Wyndham, Wyndham will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by Wyndham. After notice to such stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to appraisal, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing those shares. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more or less than or the same as the value of the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Any holder of series A preferred stock, series B preferred stock, class A common stock or class B common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record as of a date prior to the effective time of the merger).

If any holder of series A preferred stock, series B preferred stock, class A common stock or class B common stock who demands appraisal of his, her or its shares of stock under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, the shares of such stockholder will be converted in accordance with the Blackstone merger agreement or the recapitalization agreement, as applicable, but without interest. A stockholder will fail to perfect, or effectively lose or withdraw, his, hers or its right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to Wyndham a written withdrawal of his, her or its demand for appraisal and an acceptance of the merger, except that any such attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of Wyndham and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

Failure to follow the steps required by Section 262 of the General Corporation Law of the State of Delaware for perfecting appraisal rights may result in the loss of those rights in which event a stockholder will receive the consideration payable pursuant to the Blackstone merger agreement or the recapitalization agreement, as applicable. In view of the complexity of the provisions of Section 262 of the General Corporation Law of the State of Delaware, holders of our series A preferred stock, series B preferred stock, class A common stock or class B common stock who are considering demanding appraisal of their shares should consult their own legal advisors.

Regulatory Matters

The HSR Act provides that transactions such as the Blackstone merger may not be completed until certain information has been submitted to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and specified waiting period requirements have been satisfied. On June 28, 2005, Wyndham and the parent each filed a Notification and Report Form with the Antitrust Division and the Federal Trade Commission and requested early termination of the waiting period. If early termination is not granted and a request for additional information by the relevant antitrust authorities is not issued, the waiting period will expire at 11:59 p.m. (Eastern Standard Time) on July 28, 2005.

Under the Blackstone merger agreement, Wyndham and the parent have agreed to use their best efforts to obtain all required governmental approvals in connection with the transactions contemplated by the Blackstone merger agreement. In addition, the parent has agreed to use its best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by the Blackstone merger agreement under any antitrust, competition or trade regulatory laws.

Except as noted above with respect to the required filings under the HSR Act and the filing of a certificate of merger in Delaware at or before the effective time of the Blackstone merger, we are unaware of any material federal, state or foreign regulatory requirements or approvals required for the completion of the Blackstone merger.

Financing

In connection with the Blackstone merger, Wind Hotels Holdings, Inc. will cause approximately $1.4 billion in cash to be paid to our stockholders and holders of stock options and restricted unit awards. In addition, our credit agreements will be repaid and we expect our mortgage loan agreements to be repaid. As of May 31, 2005 we have $1.78 billion of outstanding borrowings under our credit agreements and mortgage loan agreements.

These payments are expected to be funded by a combination of equity contributions to the parent by Blackstone Real Estate Partners IV L.P. (which we sometimes refer to as the “sponsor”) and debt financing. It is expected that the sponsor will contribute approximately $550 million of equity to the parent and that the remaining funds necessary to finance the acquisition and related debt refinancings will be obtained through the parent’s debt financing.

In connection with the execution and delivery of the Blackstone merger agreement, Wind Hotels Holdings Inc. obtained a debt commitment letter from Bear Stearns Commercial Mortgage, Inc. and Wachovia Bank, N.A. providing for debt financing to certain affiliates of the sponsor (the “borrower”) in an aggregate principal amount of up to the lesser of (i) $2.8 billion and (ii) 85% of the total consideration payable by the parent for the acquisition of Wyndham and other costs such as transaction costs relating to the Blackstone merger. In addition to the payment of the merger consideration, the funds to be borrowed pursuant to the debt commitment letter will be used for purposes such as reserves, refinancing our existing debt and for other costs and expenses related to the Blackstone merger. The funds to be borrowed pursuant to the debt commitment letter are to be secured by, among other things, a first priority mortgage lien on 30 of our hotels, assignment of leases and rents, first priority security interests in all or substantially all furniture, fixtures and equipment, assets, personal property, escrows, reserves, the cash management account, and a first priority pledge of and security interest in any mezzanine borrower’s interests, and such other pledges and security required by the lenders to secure and perfect their interest in the collateral. The financing will be non-recourse, subject to customary exceptions.

The debt commitment terminates on December 15, 2005 and is conditioned on the Blackstone merger being consummated and other customary conditions. The lenders have the right to terminate the commitment under certain circumstances, including:

•	the occurrence of a “market MAC” for at least three consecutive business days, provided that, at the borrower’s option, the lenders must waive termination in return for an increase in interest of 0.50% if the borrower exercises such option within 24 hours of the lenders’ notification of their intent to terminate; or

•	if the parent is entitled to terminate the Blackstone merger agreement due to a breach of certain representations and warranties or any other section in the Blackstone merger agreement relating to a material adverse effect.

For the purpose of the debt commitment letter, “market MAC” means:

•	any general suspension of trading in, or limitation on prices for, securities on The New York Stock Exchange or the AMEX for three or more consecutive business days, including any changes in trading conditions resulting from actual or threatened terrorist attacks, responses by the United States or its allies thereto, or the effects thereof;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or New York for three or more consecutive business days;

•	the commencement or material escalation of a war, armed hostilities or other international or national crisis or security event directly or indirectly involving the United States or any of its territories after June 9, 2005, including without limitation, any acts of terrorism, domestic or foreign or responses of the United States or its allies, or a national or international economic or financial crisis, as a result of which there has occurred any material disruption or material adverse change in the U.S. commercial credit, debt capital or commercial mortgage-backed securities markets for a period of three or more consecutive business days; or

•	any limitation by any governmental, regulatory or administrative agency or authority which prohibits the extension of credit by banks or other lending institutions in the United States or New York for a period of three or more consecutive business days in a manner that prevents the lenders from providing the loan.

The Blackstone merger agreement does not contain a financing condition or a “market MAC” condition. Under the terms of the Blackstone merger agreement, the parent has agreed to use its reasonable best efforts to arrange its debt financing on the terms and conditions described in the debt commitment letter. In the event that any portion of the parent’s debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, the parent is obligated to use its reasonable best efforts to arrange to obtain that portion from alternative sources on comparable or more favorable terms. The parent is obligated to keep us informed of the status of its efforts to arrange its equity and debt financing and to give us prompt notice of any material breach by any party of the debt commitment letter or of any termination of the debt commitment letter. The parent must consult with us before it permits any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the debt commitment letter. If such amendment would or would be reasonably expected to materially and adversely affect or delay in any material respect the parent’s ability to consummate the Blackstone merger, the parent must first obtain our written consent. With certain exceptions, we have agreed to provide, and to cause our subsidiaries and their representatives to provide, all reasonable cooperation in connection with the arrangement of the debt financing as may be reasonably requested by the parent.

Guarantee; Remedies

In connection with the Blackstone merger agreement, Blackstone Real Estate Partners IV L.P. has agreed unconditionally to guarantee the due and punctual observance, performance and discharge of all of the payment obligations of the parent and the merger sub under the Blackstone merger agreement, up to a maximum amount of $275 million. The guarantee will terminate on the earlier of the effective time of the Blackstone merger or June 14, 2007.

We cannot seek specific performance to require the parent or the merger sub to complete the Blackstone merger, and our exclusive remedy for the failure of the parent or the merger sub to complete the Blackstone merger is to seek damages up to the amount of the $275 million guarantee.

Voting Agreement

As a condition to its entering into the Blackstone merger agreement, the parent required the investor parties to enter into a voting agreement with respect to all shares of series B preferred stock beneficially owned by the principal stockholders as of the record date, and any additional shares of our capital stock acquired by them. As of the record date, the shares subject to the voting agreement represented approximately 49% of the votes eligible to be cast at the annual meeting by the holders of our common stock and series B preferred stock, voting as a class, and approximately 90% of the votes entitled to be cast by the holders of our series B preferred stock.

Under the voting agreement (subject, in the case of the Beacon investors, to the requisite approval of holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement and to the expiration and non-renewal of the Beacon Voting Trust Agreement), the investor parties have agreed to do the following:

•	when the annual meeting is held, to appear at the meeting or otherwise cause all the shares of our capital stock beneficially owned by them to be counted as present at the meeting for the purpose of establishing a quorum;

•	vote, or cause to be voted, all the shares of our capital stock beneficially owned by them in favor of the adoption of the Blackstone merger, the Blackstone merger agreement and the transactions contemplated by the Blackstone merger agreement; and

•	vote, or cause to be voted, all the shares of our capital stock beneficially owned by them against:

•	any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Wyndham or any other takeover proposal; or

•	any amendment of our certificate of incorporation or by-laws, or other proposal or transaction involving us or any of our subsidiaries, any of which would reasonably be expected to impede, delay, frustrate, prevent or nullify the Blackstone merger, the Blackstone merger agreement or any of the other transactions contemplated by the Blackstone merger agreement, or result in a breach in any material respect of any of our representations, warranties, covenants or agreements under the Blackstone merger agreement, or change in any manner the voting rights of any class of our capital stock.

The voting arrangement as described above shall not apply to the recapitalization agreement, the recapitalization and the other transactions contemplated by the recapitalization agreement. Until the termination of the voting agreement, the investor parties have irrevocably granted to, and appointed the parent, the President of the parent and the Secretary of the parent, in their respective capacities as officers of the parent, and any other designee of the parent, proxy to vote as described above all shares subject to the voting agreement.

The investor parties and Wyndham agreed to waive all applicable provisions of the securities purchase agreement pursuant to which the holders of our series B preferred stock acquired their shares and the recapitalization agreement to the extent necessary to enter into the voting agreement and to consummate the transactions contemplated by the voting agreement. However, any such waivers will remain effective only during the term of the voting agreement.

Nothing in the voting agreement will limit, restrict or otherwise affect any actions taken in compliance with the Blackstone merger agreement by any person affiliated with any investor party in his or her capacity as a member of our board or any committee of our board.

The investor parties have agreed not to:

•	enter into any agreement that would restrict, limit or interfere in any material respect with the performance of their obligations under the voting agreement or the Blackstone merger agreement, except that the principal stockholders may grant any proxies with respect to, or enter into any voting trust or other agreement or arrangement with respect to the voting of, their shares of our capital stock, if such actions are not inconsistent with their voting obligations under the voting agreement and other than as a result of the termination of the Beacon Voting Trust Agreement;

•	knowingly take action that would reasonably be expected to make any of their representations or warranties contained in the voting agreement untrue or incorrect or have the effect of preventing or disabling them from performing their obligations under the voting agreement; or

•	convert any of their shares of capital stock into shares of class A common stock or series A preferred stock.

Without the prior written consent of the parent and other than pursuant to the Blackstone merger agreement or the recapitalization agreement, the investor parties have agreed not to:

•	grant any proxies or enter into any voting trust or other agreement with respect to the voting of any of their shares of our capital stock, other than any proxies, voting trusts or voting agreements not inconsistent with their voting obligations under the voting agreement; or

•	sell or otherwise dispose of, or enter into any contract, option or other arrangement with respect to any disposition of, any of their shares of our capital stock, other than transfers by BCP Voting Inc., as trustee for the Beacon Capital Partners Voting Trust, pursuant to the terms of the Beacon Voting Trust Agreement, to its beneficiaries as a result of a termination of the Beacon Voting Trust Agreement, in which case such beneficiaries shall be automatically bound by and entitled to the benefits under the voting agreement.

The investor parties have agreed promptly to notify the parent of the number of any shares of our capital stock acquired by them after June 14, 2005, other than shares of preferred stock issued as dividends pursuant to the terms of the applicable preferred stock.

The investor parties have agreed not, directly or indirectly, to solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a takeover proposal or engage in discussions or negotiations with, or furnish or disclose any non-public information relating to Wyndham or any of its subsidiaries to, any person regarding a takeover proposal.

Each investor party has agreed to:

•	notify the parent within 48 hours upon receipt of any takeover proposal or indication by any person considering making a takeover proposal or any request for information relating to Wyndham or any of its subsidiaries or any inquiry or request for discussions or negotiations regarding any takeover proposal, including informing the parent of the identity of such person and the terms and conditions of the takeover proposal and providing copies of any related written documents; and

•	immediately cease any existing solicitations, discussions or negotiations with any person regarding any of the foregoing.

The investor parties have agreed to waive, and prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Blackstone merger or any related transaction that they may directly or indirectly have by virtue of the ownership of any shares of our capital stock.

The voting agreement terminates upon the earliest of:

•	the effective time of the Blackstone merger;

•	the termination of the Blackstone merger agreement in accordance with its terms, including any termination by Wyndham in connection with a superior proposal; and

•	written notice of termination of the voting agreement by the parent to the investor parties.

The foregoing summary of the voting agreement is qualified in its entirety by reference to the voting agreement, a copy of which is attached to this proxy statement as Annex B and which we incorporate by reference into this document. This summary may not contain all of the information about the voting agreement that is important to you. We encourage you to read carefully the voting agreement in its entirety.

Interests of Certain Persons in the Blackstone Merger

Company Stock Options and Restricted Stock Units

As of the record date, there were approximately 1,145,000 shares of our common stock subject to stock options and approximately 3,267,502 restricted stock units granted to our executive officers and directors under our stock award plans.

Under the terms of the Blackstone merger agreement, each stock option that remains outstanding immediately prior to the effective time of the Blackstone merger, whether vested or unvested, will be cancelled and converted into the right to receive immediately prior to the effective time of the Blackstone merger a cash payment, less applicable withholding taxes, equal to the product of:

•	the excess, if any, of $1.15 over the exercise price per share of class A common stock subject to such option, multiplied by

•	the aggregate number of shares of class A common stock in respect of such option immediately prior to the effective time of the Blackstone merger.

Under the terms of the Blackstone merger agreement, each restricted stock unit award outstanding immediately prior to the effective time of the Blackstone merger, whether vested or unvested, will be cancelled and converted into the right to receive immediately prior to the effective time of the Blackstone merger a cash payment, less applicable withholding taxes, equal to the product of:

•	$1.15, multiplied by

•	the aggregate number of shares of class A common stock in respect of such restricted stock unit award immediately prior to the effective time of the Blackstone merger.

The following table summarizes the vested and unvested options with exercise prices of less than $1.15 per share (options with exercise prices in excess of $1.15 are not included because they will be cancelled for no consideration) and the vested and unvested restricted stock units held by each of our executive officers and directors as of June 30, 2005 and the consideration that each of them will receive pursuant to the Blackstone merger agreement in connection with the cancellation of their options and restricted stock units:

Name	No. of Outstanding Options with a price under $1.15 and No. of Outstanding Restricted Stock Units	Restricted Stock Units or Options	Resulting Consideration
Executives:
Fred J. Kleisner	500,000	Restricted Stock Units	$575,000.00
	600,834	Restricted Stock Units	$690,959.10
Mark A. Solls	700,000	Restricted Stock Units	$805,000.00
Michael Grossman	235,001	Restricted Stock Units	$270,251.15
Elizabeth Schroeder	145,000	Restricted Stock Units	$166,750.00
Judy Hendrick	142,500	Restricted Stock Units	$163,875.00
Timothy Fielding	142,500	Restricted Stock Units	$163,875.00
Mark Hedley	316,667	Restricted Stock Units	$364,167.05
Andrew Jordan	485,000	Restricted Stock Units	$557,750.00

Directors:
Lee Hillman	22,500	Options (Exercise Price: $0.97)	$4,050.00
Larry Ruisi	22,500	Options (Exercise Price: $0.97)	$4,050.00

Employment Agreements

Under Fred J. Kleisner’s employment agreement, if a change in control (which would include the completion of the Blackstone merger) occurs and Mr. Kleisner’s employment with us is terminated for any reason other than his death or disability or by Mr. Kleisner either with or without “good reason” (as defined in the employment agreement) within 90 days prior to or 18 months after the change in control, we must pay Mr. Kleisner (i) the greater of $3,000,000 or three times the sum of his “applicable base salary” and “average incentive compensation” (as defined in employment agreement) plus (ii) a tax gross-up payment to eliminate, after all taxes have been paid, any costs that he would otherwise have as a result of any excise taxes imposed by reason of his receipt of any payment, under the employment agreement or otherwise, that constitutes an “excess parachute payment” under Section 280G of the Code. Upon a change in control, we are obligated under the employment agreement to place $4,000,000 into escrow to pay such severance payments. In addition, we are obligated under Mr. Kleisner’s employment agreement to purchase his 1999 option (which has an exercise price of greater than $1.15 per share and would not otherwise entitle Mr. Kleisner to any payment in the Blackstone merger) covering 1,100,000 shares of our class A common stock for $2,748,350 in cash and his 2002 restricted stock unit award covering 901,250 restricted stock units for $2,251,773 (of which $312,424 has already been paid) in cash. Additionally, for a period of three years following such termination, we will pay health insurance premiums for Mr. Kleisner, his spouse and other eligible dependents, and we will provide Mr. Kleisner with an office and related facilities and an assistant at a location of his choosing. For a period of one year following termination, we will pay the cost of executive placement services for Mr. Kleisner. Following termination, we will also provide five years of support to Mr. Kleisner or his estate with respect to the preparation and filing of tax returns, statements and forms related to Mr. Kleisner’s employment or association with us. In addition, under his employment agreement, we are obligated to loan Mr. Kleisner all funds due by him for income taxes with respect to the foregoing stock option and restricted stock unit award treatment.

Under the employment agreement with each of Mark A. Solls, Elizabeth N. Schroeder, Judy L. Hendrick, Timothy L. Fielding, Mark Hedley, and Andrew Jordan, if a change in control (which would include the completion of the Blackstone merger) occurs and the executive officer’s employment is terminated by us without “cause” or by the executive officer for “good reason” (each as defined in the applicable employment agreement) within 18 months after such change in control, we will pay a severance amount equal to the sum of the executive officer’s average annual base salary and average annual incentive compensation for the longer of the remaining term of employment under the employment agreement or 24 months. We also are obligated under the employment agreement to place this amount into escrow and pay to him/her in equal installments over a period of 24 months the severance amount described above. We will also pay health insurance premiums for the executive officer, his/her spouse and other dependents for one year following termination. In addition, under the executive officer’s employment agreement, we will provide each executive officer with a tax gross-up payment to eliminate, after all taxes have been paid, any costs that the executive officer would otherwise have as a result of any excise taxes to which the executive officer may be subject by reason of the executive officer’s receipt of any payment, under the executive officer’s employment agreement or otherwise, that constitutes an “excess parachute payment” under Section 280G of the Code. Following termination, we will also provide five years of support to the executive officer or his/her estate with respect to the preparation and filing of tax returns, statements and forms related to the executive officer’s employment or association with us.

Tempus Agreement

In 2000, we entered into a timeshare agreement with Tempus. An affiliate of the Apollo investors owns a majority equity interest in Tempus and four members of our board of directors are designees of the Apollo investors. The agreement contemplates that Tempus would develop, manage and market timeshare interests at certain Wyndham properties. We granted Tempus an exclusive license to use the Wyndham name in connection with its development of vacation ownership resorts under the name Wyndham Vacation Club. We receive fees for the use of the Wyndham name and for providing certain chain-level services to Tempus. During 2004, we recognized fees in the aggregate amount of $782,000 under the Tempus timeshare agreement. On July 11, 2005, Tempus entered into an agreement with the parent, which permits either the parent or Tempus to terminate the timeshare agreement within 30 days of the closing of the Blackstone merger. Upon any such termination, the parent would be obligated to cause Wyndham to pay $43,750,000 to Tempus and the parent would cause Wyndham to continue to provide certain service to Tempus for a limited period of time. See “Certain Relationships and Related Transactions—Apollo Investors.”

Bonus Pool

The compensation committee of our board of directors is contemplating establishing, and the Blackstone merger agreement permits the establishment of, a $4 million bonus pool payable to designated employees upon the consummation of the Blackstone merger. The $4 million amount is inclusive of any additional tax gross-up payments that are generated as a result of the payment of any part of the pool to any designated employees (which could include some or all of our executive officers).

Donation of Hotel Room Stays to Tax-Exempt Organizations

Since June 1999, in lieu of paying a cash retainer to our class B directors, Wyndham has agreed to make charitable contributions of hotel stays, as directed by the class B directors, in an annual amount equal to $100,000 in the aggregate. The Blackstone merger agreement provides that the parent and the merger sub have agreed that on and after the effective time of the Blackstone merger, they will cause the surviving corporation to permit those class B directors who are in our service as such on June 14, 2005, to direct, in accordance with our policy as in effect on that date, the donation of complimentary hotel room stays to tax-exempt organizations in the amount of no more than $350,000 in the aggregate. See “Proposal 3—Election of Directors—Director Compensation.”

Indemnification and Insurance

The Blackstone merger agreement provides that the parent and the surviving corporation will cause all existing rights to indemnification, advancement of expenses and exculpation in favor of our or our subsidiaries’ present or former directors or officers as provided in our or our subsidiaries’ certificates of incorporation, bylaws and other similar organizational documents or applicable contracts, as in effect on June 14, 2005, to survive the Blackstone merger and to continue in full force and effect for a period of at least six years after the effective time of the Blackstone merger.

The parent and the surviving corporation have agreed to indemnify, to the fullest extent permitted by applicable laws, our and our subsidiaries’ present and former directors and officers with respect to all acts and omissions arising out of or relating to their services as our or our subsidiaries’ directors or officers occurring prior to the effective time of the Blackstone merger and, subject to certain conditions, shall pay related reasonable legal fees, costs and expenses incurred by them.

The Blackstone merger agreement requires that the parent and the surviving corporation either:

•	maintain in effect, for a period of six years after the effective time of the Blackstone merger, our current directors’ and officers’ liability insurance policies; or

•	obtain “tail” insurance policies with a claims period of at least six years from the effective time of the Blackstone merger with at least the same coverage and amounts containing terms and conditions which are no less advantageous for claims arising out of or relating to events that occurred on or prior to the effective time of the Blackstone merger, subject to a maximum annual premium of 300% of the last annual premium we paid for such insurance prior to June 14, 2005. If the annual premiums of insurance coverage exceed such a maximum amount, the parent and the surviving corporation must obtain as much comparable insurance as possible for an annual premium equal to 300% of the last annual premium we paid for such insurance prior to June 14, 2005.

The obligations described above regarding directors’ and officers’ indemnification and insurance must be assumed by any successor entity to the parent or the surviving corporation as a result of any consolidation, merger or transfer of all or substantially all of its properties and assets.

Financial Projections

Wyndham does not as a matter of course make public projections as to future performance or earnings. However, in connection with the discussion concerning the proposed bidding process, Wyndham furnished certain financial forecasts. Such forecasts were not prepared with a view to public disclosure and they are included in this proxy statement/prospectus only because this information was furnished to Blackstone and other bidders. Such forecasts were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The projected financial information included below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the control of Wyndham. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Wyndham, Eastdil, Blackstone, other bidders or anyone else who received this information considered it a reliable predictor of future events and this information should not be relied on as such. Forward-looking statements are based on current information and assumptions, and are subject to change as conditions develop, and we undertake no obligation to update any forward-looking statements. None of Wyndham, Eastdil, Blackstone, other bidders or any of their respective representatives has made any representations regarding such projected financial information. See “Forward-Looking Statements” on page v.

The summarized projected financial information regarding the Company set forth under the caption “Proposal 2—Financial Projections” was made available to Blackstone and other bidders through the proxy statement/prospectus relating to the recapitalization which was publicly filed on May 2, 2005. In addition, management provided to bidders updated forecasts for 2005 indicating adjusted EBITDA of $235.4 million as compared to the earlier forecast of $226.6 million as set forth and discussed under such caption.

In addition, Blackstone and other bidders were provided with certain pro forma performance financial analyses of the Company’s owned and leased hotels which were prepared by Eastdil to evaluate how the Company’s properties could hypothetically perform under certain more favorable operating assumptions which are not likely to exist unless the Company and its hotels are better capitalized than have been historically and are part of a larger enterprise. These analyses were prepared on a property-level basis, excluding all corporate income and expense items (the inclusion of which would have resulted in a reduction of Wyndham’s EBITDA) and therefore are not comparable to Wyndham’s historical financial data or the projections that are summarized under the caption “Proposal 2—Financial Projections”. Such assumptions included, among other things, the existence of adequate investment to address all deferred maintenance and reasonable capital improvement requirements, the favorable impact of greater corporate marketing support and distribution pursuant to a potential affiliation with a multi-brand hotel company (which Wyndham was and is unable to achieve on a stand-alone basis) and the utilization of a larger affinity program. The pro forma performance financial analyses were developed by increasing each hotel’s average daily rate and occupancy penetration indices based on the assumption of reasonable improvements in the respective property’s performance to match its objective potential. Pursuant to the pro forma hypothetical performance financial analysis reflecting the more favorable operating assumptions discussed above, Eastdil projected that Wyndham could have an average daily rate of $184.17, revenue per available room of $146.41, occupancy of 79.5% and property-level (before corporate-level income and expenses) EBITDA of $371.4 million for its owned and leased properties.

The Blackstone Merger Agreement

The summary of the material terms of the Blackstone merger agreement below and elsewhere in this proxy statement is qualified in its entirety by reference to the Blackstone merger agreement, a copy of which is attached to this proxy statement as Annex A and which we incorporate by reference into this document. This summary may not contain all of the information about the Blackstone merger agreement that is important to you.

The Blackstone merger agreement has been included to provide you with information regarding its terms, and we recommend that you read carefully the Blackstone merger agreement in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the Blackstone merger, we do not intend for its text to be a source of factual, business or operational information about Wyndham. That kind of information can be found elsewhere in this proxy statement/prospectus. The Blackstone merger agreement contains representations and warranties of the parties as of specific dates and may have been used for the purpose of allocating risk between the parties other than establishing matters as facts. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the Blackstone merger agreement, including contractual standards of materiality that may be different from what may be viewed as material to stockholders. Except for the parties themselves, under the terms of the Blackstone merger agreement only certain other specifically identified persons are third party beneficiaries of the Blackstone merger agreement who may enforce it and rely on its terms. As stockholders, you are not third party beneficiaries of the Blackstone merger agreement and therefore may not directly enforce or rely upon its terms and conditions and you should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of Wyndham or any of its affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Blackstone merger agreement and subsequently developed or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.

Effective Time

The effective time of the Blackstone merger will occur at the time that we file a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the Blackstone merger (or such later time as may be specified in the certificate of merger). The closing date will occur on the third business day after the day on which the last of the conditions set forth in the Blackstone merger agreement is satisfied or waived or such other date as the parties may agree in writing.

We have agreed to deliver written notice to the parent, on the date upon which the mutual conditions and certain conditions to obligations of the parent and the merger sub are satisfied, certifying to the satisfaction or waiver of such conditions as of such date. If all other conditions have been satisfied or waived but the approvals for certain gaming licenses have not been obtained, the parent may, within three business days following receipt of our written notice as described above, delay the closing to the earlier of the fifth business day following the date on which all such gaming license approvals have been obtained and December 15, 2005. Following the date of any such request by the parent, all conditions pertaining to the accuracy of our representations and warranties and the absence of any material adverse effect will be deemed satisfied.

Structure

At the effective time of the Blackstone merger, the merger sub will merge with and into us. We will survive the merger and continue to exist after the Blackstone merger as a wholly-owned subsidiary of the parent. All of our and the merger sub’s properties, assets, rights, privileges, immunities, powers and purposes, and all of our and the merger sub’s liabilities, obligations and penalties, will become those of the surviving corporation. Following the completion of the Blackstone merger, our class A common stock will be delisted from the AMEX, and our class A common stock and series A preferred stock will be deregistered under the “Exchange Act”, and no longer publicly traded.

Treatment of Stock and Options

Company Preferred Stock

At the effective time of the Blackstone merger, each share of our series A preferred stock and series B preferred stock issued and outstanding immediately prior to the effective time of the Blackstone merger will automatically be cancelled, will cease to exist and will be converted into the right to receive an amount in cash, without interest, equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of issued and outstanding shares of series A preferred stock and series B preferred stock immediately prior to the effective time of the Blackstone merger (rounded to the nearest cent), other than the Company preferred stock:

•	owned by us or any of our wholly-owned subsidiaries immediately prior to the effective time of the Blackstone merger;

•	owned by the parent or any of its wholly-owned subsidiaries immediately prior to the effective time of the Blackstone merger; or

•	as to which Wyndham’s stockholders demand appraisal in compliance with Delaware law.

However, in no event will any share of series A preferred stock or series B preferred stock receive more than $72.17 in cash. This represents the same consideration that the holders of our preferred stock would have received had their shares of preferred stock been converted into common stock pursuant to the recapitalization merger immediately prior to the effective time of the Blackstone merger. In addition, all accrued and unpaid dividends on issued and outstanding shares of series A preferred stock and series B preferred stock at the effective time of the Blackstone merger will be cancelled without being paid any consideration.

Company Common Stock

At the effective time of the Blackstone merger, each share of our class A common stock and class B common stock issued and outstanding immediately prior to the effective time of the Blackstone merger will automatically be cancelled, will cease to exist and will be converted into the right to receive $1.15 in cash, without interest, other than the Company common stock:

•	owned by us or any of our wholly-owned subsidiaries immediately prior to the effective time of the Blackstone merger;

•	owned by the parent or any of its wholly-owned subsidiaries immediately prior to the effective time of the Blackstone merger; or

•	as to which the Company’s stockholders demand appraisal in compliance with Delaware law.

Company Stock Options and Restricted Stock Unit Awards

Each stock option outstanding immediately prior to the effective time of the Blackstone merger, whether or not exercisable, will be converted into the right to receive an amount in cash, without interest, equal to the product of:

•	the excess, if any, of $1.15 over the exercise price per share of class A common stock subject to such option, multiplied by

•	the aggregate number of shares of class A common stock in respect of such option immediately prior to the effective time of the Blackstone merger.

Each restricted unit award outstanding immediately prior to the effective time of the Blackstone merger, whether or not vested, will be converted into the right to receive an amount in cash, without interest, equal to the product of:

•	$1.15, multiplied by

•	the aggregate number of shares of class A common stock in respect of such restricted stock unit award immediately prior to the effective time of the Blackstone merger.

The amount of cash payable with respect to options and restricted stock unit awards will be reduced by the amount of any applicable taxes required to be withheld.

All Wyndham stock options and restricted unit awards will be cancelled and all stock option plans and restricted unit award agreements will terminate at the effective time of the Blackstone merger.

No Further Ownership Rights

After the effective time of the Blackstone merger, each of our outstanding stock certificates will represent only the right to receive the merger consideration, except as to those stockholders asserting appraisal rights. The merger consideration paid upon surrender of each certificate will be paid in full satisfaction of all rights pertaining to the shares of our common stock or preferred stock represented by that certificate.

Exchange and Payment Procedures

On the closing date, the parent will provide an amount of cash sufficient to pay the aggregate merger consideration to holders of shares of our common stock and preferred stock with a paying agent reasonably acceptable to us. Promptly after the effective time of the Blackstone merger, the paying agent will mail a letter of transmittal and instructions to you and the other Wyndham stockholders. The letter of transmittal and instructions will tell you how to surrender your Wyndham stock certificates in exchange for the merger consideration.

You should not return your stock certificates with the enclosed proxy card, and you should not forward your stock certificates to the paying agent without a letter of transmittal.

You will not be entitled to receive the merger consideration until you surrender your Wyndham stock certificate or certificates to the paying agent, together with a duly completed and executed letter of transmittal and any other documents as the paying agent may reasonably require. The merger consideration may be paid to a person other than the person in whose name the corresponding certificate is registered if the certificate is properly endorsed or is otherwise in the proper form for transfer. In addition, the person requesting payment must either pay any applicable stock transfer taxes or establish to the reasonable satisfaction of the parent that such stock transfer taxes have been paid or are not applicable.

No interest will be paid or will accrue on the cash payable upon surrender of the certificates. Each of the paying agent, the surviving corporation and the parent will be entitled to deduct and withhold any applicable taxes from the merger consideration.

At the effective time of the Blackstone merger, our share transfer books will be closed, and there will be no further registration of transfers of outstanding shares of our stock.

None of the paying agent, the merger sub, the parent or the surviving corporation will be liable to any person for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the merger consideration deposited with the paying agent that remains undistributed to the holders of certificates evidencing shares of our common stock or preferred stock for one year after the effective time of the Blackstone merger will be delivered, upon demand, to the parent. Holders of certificates who have not surrendered their certificates within one year after the effective time of the Blackstone merger may only look to the parent for the payment of the merger consideration.

If you have lost a certificate, or if it has been stolen or destroyed, then before you are entitled to receive the merger consideration, you will be required to make an affidavit of that fact and to post a bond in the form and amount reasonably required by the parent as indemnity against any claim that may be made against the parent on account of the alleged loss, theft or destruction of such certificate.

Certificate of Incorporation and Bylaws

The certificate of incorporation of Wyndham will be amended as of the effective time of the Blackstone merger to read as set forth in the Blackstone merger agreement and, as so amended, will be the certificate of incorporation of the surviving corporation. In addition, the bylaws of Wyndham in effect immediately prior to the effective time of the Blackstone merger will be the bylaws of the surviving corporation.

Directors and Officers

The directors and officers of the merger sub immediately prior to the effective time of the Blackstone merger will be the initial directors and officers of the surviving corporation.

Representations and Warranties

We make customary representations and warranties in the Blackstone merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the Blackstone merger agreement or in the disclosure letter delivered in connection therewith. Our representations and warranties relate to, among other things:

•	our and our subsidiaries’ proper organization, good standing and corporate power to operate our businesses;

•	our corporate power and authority to enter into the Blackstone merger agreement and to consummate the transactions contemplated by the Blackstone merger agreement;

•	the enforceability of the Blackstone merger agreement against us;

•	our certificate of incorporation and bylaws and the certificates of incorporation, bylaws or similar organizational documents of our material subsidiaries;

•	our and our subsidiaries’ minutes of meetings of the stockholders, the boards of directors and all committees of the boards of directors held since January 1, 2003;

•	entities in which we own equity interests, their jurisdictions of organization and the percentage of the outstanding equity interests that is held by the Company or any of our subsidiaries;

•	consents and approvals of governmental entities required as a result of the Blackstone merger;

•	the absence of conflicts with, or breaches or violations of, our organizational documents, applicable laws, orders, permits or certain contracts as a result of entering into the Blackstone merger agreement or consummating the Blackstone merger;

•	our capitalization and the capitalization of our subsidiaries;

•	the vote of our stockholders required in connection with the adoption of the Blackstone merger agreement and voting restrictions with respect to our or our subsidiaries’ shares of capital stock or other equity interests;

•	our SEC filings since January 1, 2002 and the financial statements contained therein and our and our subsidiaries’ material correspondence with the SEC since January 1, 2003;

•	the absence of liabilities required to be recorded on a balance sheet under GAAP, other than as set forth on our March 31, 2005 balance sheet on Form 10-Q and ordinary-course liabilities incurred since March 31, 2005;

•	the absence of litigation or outstanding court orders against us, other than as set forth in certain reports we have filed with the SEC;

•	the absence of contracts between us or our subsidiaries and any directors or officers that provide for indemnification, other than as pursuant to Company organizational documents;

•	our and our subsidiaries’ material contracts, the absence of default under material contracts and the absence of interested party transactions except those disclosed in the Form S-4 filed on May 2, 2005;

•	employment matters affecting us, including matters relating to our employee benefit plans;

•	the absence of outstanding loans to executive officers and the absence of loans made to executive officers or directors since the enactment of the Sarbanes-Oxley Act of 2002;

•	labor matters affecting us;

•	tax and environmental matters affecting us;

•	our intellectual property;

•	real property owned and leased by us, our third party flag agreements, management agreement documents, franchise agreement documents and documents pertaining to the private clubs operated at our hotels;

•	personal property owned and leased by us and title to assets;

•	our possession of all licenses and permits necessary to operate our properties and carry on our business and the absence of any conflict with, or default or violation of, applicable laws or Company permits;

•	our insurance policies;

•	action taken by our board of directors to ensure the non-application of Section 203 of the Delaware General Corporation Law to the Blackstone merger and other transactions contemplated by the Blackstone merger agreement and the voting agreement;

•	the absence of interested party transactions that would be required to be reported pursuant to Item 404 of Regulation S-K between the date of the Company’s last annual meeting proxy statement filed and June 14, 2005;

•	the receipt by us of a fairness opinion from J.P. Morgan Securities Inc.;

•	the amendment of the Company’s rights plan so that it will not be triggered by the Blackstone merger or other transactions contemplated by the Blackstone merger agreement;

•	the absence of undisclosed broker’s fees;

•	the accuracy and completeness of information we have supplied for inclusion in this proxy statement; and

•	the absence of any material adverse effect and certain other changes and events since March 31, 2005;

For the purposes of the Blackstone merger agreement, “material adverse effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects:

•	is or is likely to become materially adverse to our or our subsidiaries’ business, operations, assets, or financial condition taken as a whole; or

•	would reasonably be expected to prevent or materially delay the consummation of the Blackstone merger and the other transactions contemplated by the Blackstone merger agreement, or prevent or materially impair or delay our ability to perform our obligations under the Blackstone merger agreement.

A “material adverse effect” will not have occurred, however, as a result of any event, circumstance, change or effect resulting from or relating to:

•	a change in general political, economic or financial market conditions;

•	changes affecting the industries generally in which we and our subsidiaries conduct business;

•	seasonal fluctuations in our or our subsidiaries’ business;

•	any acts of terrorism or war, except to the extent that such event, circumstance, change or effect has had a disproportionate effect on us and our subsidiaries as compared to other persons in the industry in which we and our subsidiaries conduct business;

•	the announcement of the execution of the Blackstone merger agreement or the pendency or consummation of the transactions contemplated by the Blackstone merger agreement; or

•	compliance with the terms of, or the taking of any action required by, the Blackstone merger agreement.

The Blackstone merger agreement also contains customary representations and warranties made by the parent and the merger sub that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	their proper organization, good standing and corporate power to operate their businesses;

•	their corporate power and authority to enter into the Blackstone merger agreement and to consummate the transactions contemplated by the Blackstone merger agreement;

•	the enforceability of the Blackstone merger agreement against them;

•	required consents and approvals of governmental entities as a result of the Blackstone merger;

•	the absence of conflicts, breaches or violations of their organizational documents, applicable laws or orders, or certain contracts as a result of entering into the Blackstone merger agreement or consummating the Blackstone merger;

•	interim operations of the merger sub;

•	their capital resources, including in particular the equity funding and the debt financing which will provide the parent with acquisition financing at the effective time of the Blackstone merger sufficient to consummate the Blackstone merger;

•	the absence of litigation or outstanding court orders against them that would materially delay or prevent the consummation of the Blackstone merger;

•	clarification that we will not pay for any broker’s fees based upon arrangements made by or on behalf of the parent or the merger sub;

•	the guarantee; and

•	the accuracy and completeness of information they have supplied for inclusion in this proxy statement.

The representations and warranties of each of the parties to the Blackstone merger agreement will expire upon completion of the Blackstone merger.

Conduct of Our Business Pending the Blackstone Merger

Under the Blackstone merger agreement, we have agreed that, subject to certain exceptions, between June 14, 2005 and the completion of the Blackstone merger we and our subsidiaries will:

•	conduct our business only in the ordinary course of business consistent with past practice; and

•	use reasonable commercial efforts to conduct operations in compliance with applicable laws and to maintain and preserve intact our business organization, to retain the services of our current officers and key employees, to preserve our assets and properties in good repair and condition, to maintain and protect our rights in the material intellectual property we use and to preserve the good will of our customers, suppliers and other persons with whom we have business relations.

We have also agreed that during the same time period, subject to certain exceptions or unless the parent gives its prior written consent, we and our subsidiaries will not among other things:

•	amend our organizational documents;

•	make, declare or pay dividends, other than dividends payable on our preferred stock in additional shares of preferred stock and dividends paid by our wholly-owned subsidiaries;

•	adjust, reclassify, combine or split, redeem or otherwise acquire, subject to a lien or issue, any of our or our subsidiaries’ capital stock or any securities convertible into such capital stock;

•	increase compensation or benefits, grant retention, severance or termination pay, enter into new employment agreements, adopt, terminate, amend or take any action to accelerate rights under any Company benefit plans, or grant any equity or equity based awards, other than as required by law pursuant to existing collective bargaining agreements or in the ordinary course of business consistent with past practice, or effectuate a “mass layoff” or similar triggering event without complying with applicable laws;

•	acquire any business or assets, other than non-material acquisitions in the ordinary course of business, acquire, enter into or extend an option to acquire, or exercise an option to acquire, any real property, or enter into any contract to develop or construct any real estate project, or enter into any new line of business;

•	dispose of or encumber Company assets other than the sale of inventory, the disposition of used or excess equipment or the disposition of Company assets (other than real property) that are not material in the ordinary course of business;

•

terminate, amend or enter into any material contracts or any interested party transactions, enter into any non-compete or other restrictive contracts, or terminate or amend in any material respect any lease documents, settlement agreements, third party flag agreements, franchise agreement documents, management agreement documents or the recapitalization agreement or, unless in the ordinary course of business, any other material contract;

•	amend, terminate, extend, or otherwise modify the Tempus agreement, enter into new site development and license agreements with Tempus, transfer any real property to Tempus or any of their affiliates, or enter into any franchise agreement or license agreement relating thereto;

•	incur, guarantee or prepay any of our debt other than in the ordinary course of business consistent with past practice under our existing first-lien and second-lien credit agreements;

•	make any loans, advances or capital contributions to, or investments in, any person other than wholly-owned subsidiaries, or make any loans to our directors or officers;

•	make any capital expenditure other than those projects agreed to by the parent;

•	change our financial accounting policies or procedures or make, change or rescind any material tax election or change a method of tax accounting, other than as required by applicable laws or in the ordinary course of business;

•	waive, release or settle material legal actions or any material claims or liabilities other than in the ordinary course of business, or certain securities-related legal actions;

•	fail to use commercially reasonable efforts to maintain in full force and effect all of our existing insurance policies;

•	initiate or consent to any material zoning reclassification of any owned real property or material leased property or any material change to any approved site plan or other land use entitlement affecting any owned real property or material leased property; or

•	agree or commit to do any of the foregoing.

No Solicitation of Transactions

We have agreed that, from June 14, 2005 to the effective time of the Blackstone merger and subject to specified exceptions described below, neither we nor any of our subsidiaries or representatives will, directly or indirectly:

•	solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a takeover proposal;

•	engage in discussions or negotiations with, or furnish or disclose any non-public information relating to us or any of our subsidiaries to, any person regarding a takeover proposal;

•	withdraw, modify or amend our board’s recommendation of the Blackstone merger agreement in any manner adverse to parent;

•	approve, endorse or recommend any takeover proposal; or

•	enter into any agreement in principle, arrangement, understanding or contract relating to a takeover proposal.

For purposes of the Blackstone merger agreement, “takeover proposal” means any proposal or offer relating to:

•	a merger, consolidation, share exchange or business combination involving us or any of our subsidiaries representing 20% or more of our and our subsidiaries’ assets, taken as a whole (other than a merger involving only us and one or more of our wholly-owned subsidiaries);

•	a sale, lease, exchange, mortgage, transfer or other disposition of 20% or more of our and our subsidiaries’ assets, taken as a whole;

•	a purchase or sale of shares of capital stock or other securities representing 20% or more of the voting power of our or any of our subsidiaries’ capital stock, including by way of a tender offer or exchange offer;

•	a liquidation or dissolution of us;

•	a reorganization or recapitalization of us, other than any transaction that does not involve a transfer of 20% or more of our and our subsidiaries’ assets, taken as a whole, or 20% or more of the voting power of our capital stock; or

•	any other transaction having a similar effect to those described above.

Prior to the adoption of the Blackstone merger agreement by our stockholders, we or our board of directors are permitted to engage in discussions or negotiations with, or to provide non-public information to, a third party in connection with an unsolicited written takeover proposal, if and only to the extent that:

•	after consultation with our advisors, our board of directors determines in good faith that such takeover proposal is reasonably likely to result in a superior proposal and determines in good faith, after consultation with our outside legal counsel, that engaging in discussions or providing information to the third party is necessary to comply with its fiduciary obligations to our stockholders under applicable laws; and

•	we have caused the third party to enter into a confidentiality agreement with us containing terms that are substantially the same as those contained in the confidentiality agreement we signed with an affiliate of the parent and we concurrently disclose the same non-public information to the parent if not previously disclosed.

In addition, prior to the adoption of the Blackstone merger agreement by our stockholders at the annual meeting, we or our board of directors are permitted to:

•	other than in connection with a takeover proposal, withdraw, modify or amend our board’s recommendation of the Blackstone merger agreement in a manner adverse to the parent if our board determines in good faith, after consultation with our outside legal counsel, that such action is necessary to comply with its fiduciary obligations to our stockholders under applicable laws;

•	in response to receipt of a takeover proposal, approve, endorse or recommend an unsolicited written takeover proposal and withdraw, modify or amend our board’s recommendation of the Blackstone merger agreement in a manner adverse to the parent, if our board has determined in good faith, after consultation with a nationally-recognized and independent financial advisor, that such takeover proposal constitutes a superior proposal and has determined in good faith, after consultation with our outside legal counsel, that such actions are necessary to comply with its fiduciary obligations to our stockholders under applicable laws; and

•	subject to the termination of the Blackstone merger agreement in compliance with the provisions of the Blackstone merger agreement, enter into an agreement providing for the implementation of a superior proposal.

For purposes of the Blackstone merger agreement, “superior proposal” means a written takeover proposal:

•	that relates to more than 50% of the voting power of our capital stock or all or substantially all of our and our subsidiaries’ assets, taken as a whole;

•	which our board determines in good faith, after receiving the advice of our financial advisor and after taking into account all the terms and conditions of the takeover proposal, is on terms and conditions more favorable from a financial point of view to our stockholders than those contemplated by the Blackstone merger agreement (including any alterations to the Blackstone merger agreement agreed to in writing by the parent in response to such a takeover proposal);

•	whose conditions can all reasonably be satisfied without undue delay; and

•	for which financing is then committed or, in the judgment of our board, is reasonably likely to be available.

We have agreed to notify the parent within 48 hours of our receipt of any takeover proposal or indication by any person considering making a takeover proposal, or requests for information or requests for discussions or negotiations regarding any takeover proposal. In our notice to the parent, we have agreed to provide a copy of such takeover proposal, indication, inquiry or request, and the identity of the third party making the proposal. We have also agreed to keep the parent reasonably informed within 48 hours of the status of such takeover proposal, indication, inquiry or request and any related communications to or by us or our representatives. Under the Blackstone merger agreement, we may not terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which we or our subsidiaries are a party. We also agreed to terminate or cause to be terminated any existing discussions or negotiations with any parties that have made or indicated an intention to make a takeover proposal.

We also agreed not to take any action to exempt any third party from the restrictions on “business combinations” set forth in Section 203 of the Delaware General Corporation Law or otherwise cause such restrictions not to apply and not to terminate, waive any provision of, exempt any person from or amend our stockholders rights agreement or redeem the rights issued thereunder.

Employee Benefits

For a period of one year following the closing date, the parent has agreed that it will cause the surviving corporation to provide all employees (other than those employees covered by a collective bargaining agreement) employed by us or our subsidiaries as of the effective time of the Blackstone merger (“active employees”) with compensation and benefits that are no less favorable in the aggregate as those provided under our benefit plans in effect at the effective time of the Blackstone merger. However, the surviving corporation will not be required to provide or permit investment in the securities of the parent or the surviving corporation as part of any employee benefit plan and will be permitted to make changes to employee benefit plans in order to comply with applicable law. In addition, the surviving corporation will be able to amend or terminate any specific plan or terminate the employment of any active employee for any reason for which we could have terminated such person prior to the effective time of the Blackstone merger.

The parent and its affiliates have agreed to honor all of our benefit plans (including any severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the effective time of the Blackstone merger. The parent has also agreed that during the one year period following the closing date, it will provide all active employees who suffer a qualifying termination of employment with severance benefits no less favorable than those that would have been provided to them under our severance policy as in effect immediately prior to the effective time of the Blackstone merger.

In addition, the parent has agreed to:

•	provide each of our active employees with credit for service with us and our affiliates with respect to any of the parent’s employee benefit plans under which our active employees may be eligible to participate after the effective time of the Blackstone merger (“new plans”), to the same extent as such active employee was entitled to credit for such service under any similar or comparable Company benefit plans, provided that such crediting of service shall not operate to duplicate any benefits;

•	provide active employees immediate participation in all new plans to the extent coverage under such new plans replaces coverage under similar or comparable benefit plans we now maintain in which such active employee participated immediately before the effective time of the Blackstone merger;

•

for purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any active employee, cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such active employee and his or her covered dependents and cause such active employee to receive credit for all eligible expenses incurred by such active employee and his or her covered dependents for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such active employee and his or her covered dependents for the applicable plan year.

Pre-Closing Transactions

Pursuant to the Blackstone merger agreement, the parent may request that, immediately prior to the closing, we convert any subsidiary organized as a corporation or limited partnership into a limited liability company, and sell the equity interests in any subsidiary at a price designated by the parent, subject to indemnification by the parent and the merger sub. Any such actions or transactions are contingent upon our receipt of a written notice from the parent confirming that all conditions to the obligations of the parent and the merger sub under the Blackstone merger agreement have been satisfied or waived and that the parent and the merger sub are prepared to proceed immediately with the closing.

Agreement to Take Further Action

Subject to the terms and conditions of the Blackstone merger agreement and in accordance with applicable laws, each party has agreed to use its best efforts to take all actions and to do all things necessary, proper or advisable to ensure that the conditions to the Blackstone merger agreement are satisfied and to consummate the transactions contemplated by the Blackstone merger agreement as promptly as practicable.

Each party has committed to use its best efforts to obtain any consents, approvals and authorizations and make any filings and notifications required in connection with the transactions contemplated by the Blackstone merger agreement. Thereafter, each party has committed to make other submissions required or deemed appropriate under applicable laws, including appropriate filings for the purpose of obtaining anti-trust approval for the transaction from the appropriate governmental authorities. Each party has also agreed to promptly inform the other party upon receipt of any communication from the Federal Trade Commission, the Department of Justice or any other governmental entity regarding any of the transactions contemplated by the Blackstone merger agreement and consult with the other party and make appropriate responses to requests for additional information from any governmental entity. The parent has further agreed to advise us promptly of any understandings, undertakings or agreements which it proposes to make or enter into with any such governmental entity and has committed to use its best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by the Blackstone merger agreement under any antitrust, competition or trade regulatory laws.

Furthermore, the parties have agreed to use their respective commercially reasonable efforts to obtain any third-party consents:

•	necessary, proper or advisable to consummate the transactions contemplated by the Blackstone merger agreement;

•	disclosed in the Company disclosure letter; or

•	required to prevent a material adverse effect from occurring prior to the effective time of the Blackstone merger agreement.

In addition, we have agreed that, in the event that we fail to obtain any of the third-party consents mentioned above, we will use our best efforts and take all such actions reasonably requested by the parent in order to minimize any adverse effect on the Company and the parent as a result of the failure to obtain such consents.

We have agreed that neither we nor our subsidiaries will be required to pay or commit to pay any consideration, make any commitment or incur any liability in connection with obtaining any approval or consent from any non-governmental third party unless the parent has provided its prior written consent, which the parent cannot unreasonably withhold. In addition, neither the parent, the merger sub nor their respective affiliates will be required to pay any consideration, make any commitment or incur any liability in connection with obtaining any approval or consent from any non-governmental third party.

Furthermore, we have agreed that in the event that Sum Business Holdings, LLC elects to invoke the buy-sell procedures pursuant to certain Amended and Restated Limited Liability Company Agreement of Summerfield Hotel Holding Company, L.L.C., dated as of December 22, 2004, the parent will have the sole right to cause us or Patriot American Hospitality Partnership, L.P. to take all actions contemplated by such buy-sell procedures.

Conditions to the Blackstone Merger

The obligations of the parties to complete the Blackstone merger are subject to the following mutual conditions:

•	adoption of the Blackstone merger agreement by the requisite stockholder vote;

•	the expiration or termination of the waiting period under the HSR Act; and

•	the absence of any governmental laws or orders, and the absence of any proceeding instituted by any governmental entity seeking such laws or orders, that restrain, enjoin or otherwise prohibit consummation of the Blackstone merger and other transactions contemplated by the Blackstone merger agreement or that would have a material adverse effect after giving effect to the Blackstone merger.

The obligations of the parent and the merger sub to complete the Blackstone merger are subject to the following additional conditions:

•	our representations and warranties must be true and correct as of the closing without regard to any materiality or material adverse effect qualifications (as though made as of the closing), except where the failure of our representations and warranties to be true and correct in all respects would not, in the aggregate, have a material adverse effect, provided that certain representations and warranties pertaining to our capitalization must be true and correct in all material respects and certain representations and warranties need not be true as of the closing if they are limited to an earlier date;

•	the performance, in all material respects, by us of our obligations under the Blackstone merger agreement;

•	the absence of any material adverse effect since June 14, 2005;

•	the receipt by the parent of a certificate signed by our chief executive officer or chief financial officer with respect to the truth and correctness of our representations and warranties, the performance of our obligations under the Blackstone merger agreement and the absence of material adverse effect since June 14, 2005;

•	the termination of the recapitalization agreement without cost or liability to us; and

•	the receipt of a letter from our lenders under our first-lien and second-lien credit agreements acknowledging that our credit agreements will be terminated, all liens held by our lenders will be released and we and our subsidiaries will be released from liability thereunder upon the repayment of the aggregate principal amount outstanding under our credit agreements together with all interest accrued and any other applicable fees and expenses.

Our obligation to complete the Blackstone merger is subject to the following additional conditions:

•	the parent’s and the merger sub’s representations and warranties must be true and correct in all respects without regard to any materiality qualifications, except where the failure of their representations and warranties to be true and correct in all respects would not, in the aggregate, have a material adverse effect on the parent or the merger sub, provided that certain representations and warranties need not be true as of the closing if they are limited to an earlier date;

•	the performance, in all material respects, by the parent and the merger sub of their obligations under the Blackstone merger agreement; and

•	the receipt by us of an officer’s certificate with respect to the truth and correctness of the representations and warranties of the parent and the merger sub and the performance of their obligations under the Blackstone merger agreement.

Termination

The Blackstone merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger as follows:

•	by mutual consent of the parties;

•	by either the parent or the Company if:

•	the closing has not occurred on or before December 15, 2005, so long as the failure to complete the Blackstone merger is not the result of the failure of the terminating party to comply with the terms of the Blackstone merger agreement;

•	failure to obtain the requisite vote by our stockholders to approve the Blackstone merger upon a vote being taken at a duly convened stockholders meeting to adopt the Blackstone merger agreement;

•	any law prohibits the consummation of the Blackstone merger; or

•	any final and nonappealable order prohibits the consummation of the Blackstone merger.

•	by the parent if:

•	our board of directors withdraws, modifies or amends its recommendation of the Blackstone merger agreement or the Blackstone merger in any manner adverse to the parent;

•	our board of directors recommends or approves a takeover proposal; we enter into a contract relating to a takeover proposal; a tender offer or exchange offer for any of our outstanding stock is commenced before the requisite stockholder vote is obtained and our board fails to recommend against acceptance of such tender offer or exchange offer within ten business days after it is commenced; or the Company or our board publicly announces the intention to do any of the foregoing;

•	our board exempts any other person from Section 203 of the Delaware General Corporation Law, other than as provided under the recapitalization agreement; or

•	we are in breach of any of our representations, warranties, covenants or agreements in the Blackstone merger agreement such that the conditions pertaining to our representations and warranties, our obligations under the Blackstone merger agreement and the absence of any material adverse effect since June 14, 2005 would not be satisfied, and we have not cured such breach within twenty business days after our receipt of the written notice of such breach (provided that the parent may only exercise this termination right if it is not then in material breach of its obligations under the Blackstone merger agreement);

•	by the Company, so long as the requisite stockholder vote has not been obtained, if:

•	our board approves and authorizes the Company to enter into an agreement to implement a superior proposal in accordance with the terms of the Blackstone merger agreement;

•	we have provided notice to the parent regarding the superior proposal and provided the parent with a three business day period, during which time we must negotiate in good faith with the parent, for the parent to revise the terms and conditions of the Blackstone merger agreement to enable us to proceed with the Blackstone merger;

•	our board determines in good faith, after the end of such period, after considering the results of such negotiations and any revised proposals by the parent that the superior proposal continues to be a superior proposal; and

•	we simultaneously pay to the parent the termination fee and termination expenses in accordance with the Blackstone merger agreement; or

•	by the Company if we are not in material breach of our obligations under the Blackstone merger agreement and if the parent is in breach of any of its representations, warranties, covenants or agreements in the Blackstone merger agreement such that the conditions pertaining to its representations and warranties and its obligations under the Blackstone merger agreement would not be satisfied, and the parent has not cured such breach within twenty business days after its receipt of the written notice of such breach.

Fees and Expenses

We have agreed to pay to the parent a termination fee of $44.5 million and reimburse the parent’s and the merger sub’s reasonable transaction expenses up to a limit of $5 million if:

•	we terminate the Blackstone merger agreement because our board approves and authorizes the Company to enter into an agreement to implement a superior proposal in accordance with the terms of the Blackstone merger agreement;

•	the parent has terminated the Blackstone merger agreement because our board has withdrawn, modified or amended its recommendation of the Blackstone merger agreement in any manner adverse to parent;

•	the parent has terminated the Blackstone merger agreement because our board has recommended or approved or the Company has entered into a contract relating to a takeover proposal, or a tender offer or exchange offer for any of our outstanding stock has been commenced prior to the requisite stockholder vote is obtained and our board has failed to recommend against such offer within ten business days of its commencement, or the Company or our board has publicly announced its intention to do any of the foregoing;

•	the parent has terminated the Blackstone merger agreement because our board has exempted any person other than the parent or its affiliate from Section 203 of the Delaware General Corporation Law; or

•	a takeover proposal has been made or proposed to the Company or otherwise publicly announced and the Blackstone merger agreement has been terminated (i) by either the parent or the Company because the Blackstone merger has not been consummated on or before December 15, 2005 or because the requisite stockholder vote to approve the Blackstone merger upon a vote being taken has not been obtained at a duly convened meeting or (ii) by the parent because we have breached our representations, warranties, covenants or agreements such that certain conditions would not be satisfied, and in any case, within twelve months following the termination we enter into a contract to implement or consummate a takeover proposal; for purposes of determining whether a payment is required, references to 20% in the definition of “takeover proposal” above are deemed to be references to 50% with respect to the takeover proposal.

We have agreed that in the event that we fail to pay the termination fee or any termination expenses when due, we will reimburse the parent for all reasonable costs and expenses actually incurred or accrued by the parent in connection with the enforcement of relevant provisions of the Blackstone merger agreement.

Amendment and Waiver

The Blackstone merger agreement may be amended prior to the effective time of the Blackstone merger by mutual agreement of the parties, whether before or after our stockholders have approved the Blackstone merger, so long as any amendment that requires further stockholder approval is made with such required further approval and such amendment has been duly approved by the board of directors of both the merger sub and the Company. The Blackstone merger agreement also provides that, at any time prior to the effective time of the Blackstone merger, any party may extend the time for the performance of any obligations of the other parties, waive any inaccuracies in the representations and warranties of the other parties or waive compliance with any of the covenants or conditions contained in the Blackstone merger agreement, subject to applicable laws.

PROPOSAL 2

ADOPTION OF THE RECAPITALIZATION AGREEMENT

General

If the Blackstone merger agreement is terminated prior to the completion of the Blackstone merger, and if Wyndham’s stockholders adopt the recapitalization agreement, and all other conditions to the recapitalization merger are satisfied or waived, WI Merger Sub, Inc. will be merged with and into Wyndham with Wyndham as the surviving corporation. In the recapitalization merger, (1) the classification of our common stock will be eliminated, (2) each issued and outstanding share of our class A common stock and class B common stock will be converted into one share of common stock of Wyndham, (3) each issued and outstanding share of our series A preferred stock and series B preferred stock will converted into a number of shares of our common stock such that, immediately following the effective time of the recapitalization merger, the holders of series A preferred stock and series B preferred stock immediately prior to the effective time of the recapitalization merger will hold in the aggregate approximately 85% of the common stock (including for this purpose 11 million shares that may be issued by Wyndham in connection with the settlement of certain pending litigation, but excluding shares issuable upon the exercise of options, and restricted shares that have vested, since April 5, 2005), and the holders of class A common stock and class B common stock immediately prior to the effective time of the recapitalization merger will hold in the aggregate approximately 15% of the common stock and (4) all accrued but unpaid dividends on the series A preferred stock and series B preferred stock will be cancelled at the effective time of the recapitalization merger.

The board of directors believes that each of the Blackstone merger and the recapitalization merger is in the best interests of our stockholders and recommends that each merger agreement be adopted by our stockholders at the annual meeting. However, the board believes that for the reasons described herein, the Blackstone merger is the preferable alternative for our stockholders. The Wyndham board believes that the recapitalization merger is advisable if Wyndham were to remain a publicly held company. Accordingly, while we are soliciting proxies for the adoption of the Blackstone merger agreement and the recapitalization agreement, if the Blackstone merger occurs, the recapitalization merger will not be consummated.

If the Blackstone merger is not completed and the recapitalization merger is completed, after the effective time of the recapitalization merger, we would have a single class of common stock, with each share entitled to one vote. Each holder of an outstanding certificate for shares of class A common stock, class B common stock, series A preferred stock or series B preferred stock would be entitled to present such certificate to American Stock Transfer & Trust Company, our transfer agent, and to receive in exchange a certificate or certificates for the number of shares of common stock into which the surrendered shares were converted pursuant to the recapitalization merger. Until certificates for shares of the class A common stock, class B common stock, series A preferred stock or series B preferred stock are surrendered, each such certificate would be deemed for all purposes to represent the number of shares of common stock into which those shares of the class A common stock, class B common stock, series A preferred stock or series B preferred stock, as the case may be, were converted in the recapitalization merger. The shares of common stock into which the class A common stock, class B common stock, series A preferred stock and series B preferred stock are converted pursuant to the recapitalization merger would trade on the AMEX without interruption following the recapitalization merger under the same symbol (“WBR”) as the shares of class A common stock are currently traded.

The description of the material terms of the recapitalization set forth below is not intended to be a complete description of the recapitalization. This description is qualified by reference to the recapitalization agreement, the form of restated certificate of incorporation and the form of amended and restated bylaws, which are attached as Annex C, Annex D and Annex E, respectively to this proxy statement/prospectus and which is incorporated by reference in this proxy statement/prospectus. You are urged to read the recapitalization agreement, the form of restated certificate of incorporation and the form of amended and restated bylaws in their entirety.

Risk Factors

An investment in our common stock involves a number of risks. If the Blackstone merger is not completed, our common stock will remain publicly traded. You should consider the following information about these risks, as well as the other information included in this proxy statement/prospectus. The risks described below relate to the recapitalization merger and to investing in our common stock in general, and will apply only if the Blackstone merger is not completed. In addition, our board of directors considered a number of factors in determining whether to approve the Blackstone merger, which are discussed in detail in “Reasons for the Merger” on page [    ] of this proxy statement/prospectus. You should review this section carefully.

Risk Factors Relating to the Recapitalization Merger

If the Blackstone merger is not completed and the recapitalization merger is completed, current common stockholders will be subject to significant dilution of their voting power.

The holders of Wyndham’s series B preferred stock currently hold 53.78% of the aggregate voting power of Wyndham, with the remainder of the voting power held by holders of our class A common stock. If the Blackstone merger is not completed and the recapitalization merger is completed, after the recapitalization transaction, the holders of our series A and B preferred stock immediately prior to the effective time of the recapitalization merger would hold approximately 85% of the outstanding shares of common stock (including for this purpose 11 million shares that may be issued by Wyndham in connection with the settlement of certain pending litigation, but excluding shares issuable upon the exercise of options, and restricted shares that have vested, since April 5, 2005) and the holders of our class A common stock immediately prior to the effective time of the recapitalization merger would hold approximately 15% of the outstanding shares of common stock of Wyndham. As a result, the holders of the class A common stock would experience substantial dilution in their voting influence from the recapitalization. This dilution could have an impact on the trading price of our common stock.

If the Blackstone merger is not completed and the recapitalization merger is completed, the investor parties will continue to have significant influence on all stockholder votes. If these stockholders vote as a single bloc, they will continue to exercise effective control over the outcome of actions requiring the approval of Wyndham’s stockholders. Holders of our preferred stock and our common stock may have divergent interests.

If the Blackstone merger is not completed and the recapitalization merger is completed, through their beneficial ownership, following the recapitalization merger, the investor parties would hold approximately 76% of Wyndham’s outstanding shares of common stock. As such, if they voted as a single bloc, they would control the outcome of any matter submitted to Wyndham’s stockholders, including potential acquisitions, elections of members of the board of directors and sales or changes in control, and, as such, may have interests different from, or in addition to, Wyndham’s other common stockholders. If the Blackstone merger is not completed and the recapitalization merger is completed, the investor parties intend to negotiate and enter into an agreement, effective at the effective time of the recapitalization merger, that would, among other things, set forth certain voting agreements and restrictions on dispositions as to their interests in Wyndham.

If the Blackstone merger is not completed and the recapitalization merger is completed, upon the consummation of the recapitalization, our board of directors will be designated by the investor parties and will no longer be classified.

Our board of directors currently consists of (i) eight class A directors, who are nominated by a committee of our current class A and class C directors, (ii) eight class B directors, who are nominated by our class B directors, and (iii) three class C directors, who are nominated by our class C directors. If the Blackstone merger is not completed and the recapitalization merger is completed, at the effective time of the recapitalization merger, all of our directors would be designated by the investor parties pursuant to the recapitalization agreement, and there would no longer be a classification of our directors. As a result, the investor parties would have the ability to control future elections of directors.

If the Blackstone merger is not completed and the recapitalization merger is completed, certain officers and directors of Wyndham may have interests that are different from, or in addition to, the interests of other stockholders of Wyndham.

Our class B directors are nominated by our existing class B directors and elected by the holders of our series B preferred stock. If the Blackstone merger is not completed and the recapitalization merger is completed, at the effective time of the recapitalization merger, the investor parties would designate all of our directors. If the Blackstone merger is not completed and the recapitalization merger is completed, the investor parties presently intend to maintain a majority of our current directors, including certain independent directors, on the board of directors, however, their designation of our directors could change.

If the Blackstone merger is not completed and the recapitalization merger is completed, certain minority protections that are currently in place will terminate upon the effective time of the recapitalization merger, and new minority protections will be put in place.

If the Blackstone merger is not completed and the recapitalization merger is completed, the existing standstill and voting limitation provisions in the securities purchase agreement pursuant to which the holders of our series B preferred stock acquired their shares are being waived in connection with the transaction and would terminate immediately prior to the effective time of the recapitalization merger, and Wyndham’s existing shareholder rights agreement, which requires the approval of a majority of our class A and class C directors to amend or waive in the context of a transaction that constitutes a change in control, has been amended so that it would terminate effective immediately prior to the effective time of the recapitalization merger. The recapitalization agreement contains certain covenants of Wyndham and the investor parties relating to the governance of Wyndham and providing certain minority protections for a period of time after the effective time of the recapitalization merger. These include covenants relating to (1) the inclusion of independent directors on Wyndham’s board of directors in accordance with the rules of the AMEX and applicable law, (2) restrictions on the investor parties’ (and their controlled affiliates’) acquisition and disposition of shares of Wyndham, (3) rights of our current common stockholders to participate in certain sales of our stock by the investor parties, (4) approval requirements for certain transactions involving the investor parties, (5) the continued public availability of information regarding Wyndham and (6) restrictions on the delisting or deregistration of Wyndham common stock. These covenants may be waived by a majority of the independent directors or by a vote of the holders of a majority of the shares of common stock not held by the current holders of the series B preferred stock and their controlled affiliates. These new covenants may not be as favorable to our minority stockholders as those currently in place. See “Proposal 2—Adoption of the Recapitalization Agreement and Approval of the Recapitalization Merger—The Recapitalization Agreement—Governance and Minority Protection Covenants” and “—Amendments to Certain Other Agreements.”

If the Blackstone merger is not completed, the recapitalization is subject to certain closing conditions that, if not satisfied or waived, will result in the recapitalization not being completed, which may cause the market price of Wyndham capital stock to decline.

The recapitalization is subject to customary conditions to closing, including the receipt of required approvals of the stockholders of Wyndham. If any condition to the recapitalization is not satisfied or, if permissible, waived, the recapitalization would not be completed. In addition, Wyndham and the investor parties may terminate the recapitalization agreement in certain circumstances. If the Blackstone merger is not completed, and if Wyndham does not complete the recapitalization, the market price of Wyndham capital stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the recapitalization merger will be completed.

If the Blackstone merger is not completed, and if the recapitalization is not completed, Wyndham would not benefit from the expenses it has incurred in preparation for the recapitalization and would continue to have obligations with respect to our outstanding preferred stock.

If the Blackstone merger is not completed, Wyndham currently expects to incur significant out-of-pocket expenses for services in connection with the recapitalization, consisting of financial advisor, legal and accounting fees, Hart-Scott-Rodino filing fees and financial printing and other related charges, much of which may be incurred even if the recapitalization is not completed.

If the Blackstone merger is not completed and if the recapitalization is not completed, the holders of our series A and series B preferred stock would continue to be entitled to a liquidation preference (including accrued but unpaid dividends), which was approximately $1.77 billion as of June 30, 2005, meaning that in the event of a bankruptcy, dissolution or other winding up of Wyndham, such stockholders would be entitled to be paid that amount prior to any payments to holders of our common stock. Additionally, shares of our series A and series B preferred stock would continue to accrue dividends on a cumulative basis at an annual rate of 9.75%, compounded quarterly. Moreover, according to the terms of the series A and series B preferred stock, if the cash dividends on the preferred stock are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends accrue at an annual rate equal to 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until such time as all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of preferred stock. In addition, because the number of shares into which the series B preferred stock is convertible increases with the amount of accrued dividends and the series B preferred stock votes on an as-converted basis, the voting rights of the series B preferred stock would continue to grow as dividends continue to accrue. See “—Risks Relating to Dilution of Our Common Stock.”

Risk Factors Relating to Our Business and Industry That are Relevant to Stockholders if the Blackstone Merger is Not Completed

General Business Risks That are Relevant to Stockholders if the Blackstone Merger is Not Completed

We may fail to compete effectively and lose business.

The profitability of our hotels is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, and other factors. We generally operate in markets that contain numerous competitors and our continued success will depend, in large part, upon our ability to compete in areas such as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities. Our operational and growth prospects also depend on the strength and desirability of our brands and our ability to maintain positive relations with our employees.

Changes in supply and demand, and other conditions, in our industry may adversely affect our revenues and profits.

Our revenues and profitability may be adversely affected by (1) supply additions, (2) international, national and regional economic conditions, (3) changes in travel patterns, (4) taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures and costs and (5) the availability of capital to allow us and potential hotel owners to fund investments. In particular, over-building in one or more sectors of our industry and/or in one or more geographic regions could lead to excess supply compared to demand and a decrease in hotel occupancy and/or room rates.

A sluggish economy may adversely impact our financial results and growth.

A sluggish economy, lack of consumer confidence in the stock market and other national and world events, including acts of terrorism and/or war, have created a significant amount of uncertainty about future prospects of national and world economies. The overall long-term effect on us and the lodging industry is also uncertain. In the face of such uncertainty, we developed and implemented a contingency plan focused particularly on cost management. We cannot predict either the severity or duration of such economic declines, but weaker hotel performance will, in turn, have an adverse impact on our business, financial condition and results of operations.

We may be subject to risks related to internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Industry Risks That are Relevant to Stockholders if the Blackstone Merger is Not Completed

Our business is subject to operating risks common to the hotel industry.

Our primary business is owning and managing hotels. This business is subject to operating risks common to the hotel industry, including:

•	competition for guests from other hotels, a number of which may have greater marketing and financial resources and experience than us and our hotel management companies;

•	increases in operating costs due to inflation and other factors, which may not be offset by increased room rates;

•	dependence on business and commercial travelers and tourism, which may fluctuate and be seasonal;

•	increases in energy costs and other travel expenses, which may deter travelers; and

•	adverse effects of general and local economic conditions.

These factors could adversely affect our ability to generate revenues, our financial condition and results of operations.

We may be unable to obtain or transfer necessary operating licenses in hotel acquisitions.

When we acquire hotels or hotel operating companies, we may be unable to transfer certain operating licenses or obtain new licenses in a timely manner, such as food and beverage licenses. Although hotels can sell alcoholic beverages under interim licenses or licenses obtained before we acquire them, there can be no assurance that these licenses will remain in effect until we (or the hotel management companies) obtain new licenses. If a hotel fails to have a food and beverage license or other operating licenses, this failure would adversely affect the hotel’s ability to generate revenues and could adversely affect our business, financial condition and results of operations.

Consumers could develop brand loyalties to Internet based hotel reservation systems rather than to our lodging brands.

A percentage of our hotel rooms are booked through Internet travel intermediaries such as Expedia.com, Hotels.com, Travelocity.com, Hotwire.com, Priceline.com and Orbitz.com. If this percentage increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to commoditize hotel rooms by increasing the importance of price and general indicators of quality at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservation systems rather than to lodging brands. If this occurs, it could adversely affect our business, financial condition and results of operations.

Unexpected hotel renovation costs and capital expenditures could adversely affect our business.

In general, hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodically replacing or refurbishing furniture, fixtures and equipment. Under the terms of our leases with third parties and mortgages on owned hotels, we must establish a reserve to pay for certain capital expenditures and for periodically replacing or refurbishing furniture, fixtures and equipment. If our need to make capital expenditures exceeds our ability to pay for them, this excess would have an adverse effect on our available cash. In addition, we may acquire hotels that require significant renovation. When we renovate hotels, we incur risks, including the risk of environmental problems, construction cost overruns and delays, uncertainties as to market demand after we renovate, market demand deterioration after we begin renovating, and unanticipated competition emerging from other hotels.

We face significant competition for hotel acquisition opportunities.

We may be competing for hotel acquisition opportunities with entities that have substantially greater financial resources. These entities may generally be able to accept more risk than we can prudently manage, including risks of a hotel operator’s creditworthiness or a target hotel’s geographic location. Competition may generally reduce the number of hotel acquisition opportunities that we believe are suitable, which could adversely affect our ability to grow our business.

We face significant competition for the acquisition of management and franchise contracts.

We may be competing for hotel management and franchise contracts with entities that have substantially greater financial resources. Competition may generally reduce the number of hotel management and franchise contract opportunities that we believe are suitable, which could adversely affect our ability to grow our business.

Seasonality of the hotel industry could make it difficult to predict the revenues of our various properties.

The hotel industry is seasonal in nature; however, the periods during which our hotel properties experience higher revenues vary from property to property and depend predominantly on the property’s location. Our revenues typically have been higher in the first and second quarters than in the third and fourth quarters.

Real Estate Risks That are Relevant to Stockholders if the Blackstone Merger is Not Completed

Changes in the real estate sector could adversely affect our operations.

Our ability to generate revenues from our hotels may be adversely affected by risks common to the ownership, leasing or operation of real property, including:

•	changes in national and international economic conditions;

•	changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics;

•	changes in interest rates;

•	changes in the availability, cost and terms of mortgage financing;

•	the impact of present or future environmental legislation and compliance with environmental laws;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in real estate tax rates and other operating expenses;

•	adverse changes in governmental rules and fiscal policies;

•	adverse changes in zoning laws;

•	civil unrest or war;

•	the impact of terrorist activity, threats of terrorist activity and responses thereto;

•	acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses); and

•	other factors that are beyond our control.

We may be unable to sell properties when we want to because real estate investments are illiquid.

Real estate is a relatively illiquid asset. Therefore, our ability to respond to changes in economic and other conditions will be limited. If we must sell a property, there can be no assurance that we will be able to dispose of it in the time period we desire or that the sales price of any property will equal or exceed the amount of our initial investment in the property.

We would be adversely affected if our property taxes increase.

Our properties are subject to real property taxes. The real property taxes on our properties may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. Increases in property taxes may adversely affect our business, financial condition and results of operations.

We may be unable to obtain consents of ground lessors required for the sale of certain hotels.

Some of our properties are subject to ground leases with third party lessors. In addition, we may acquire properties in the future that are subject to ground leases. If we wish to sell a property that is subject to a ground lease or wish to assign our leasehold interest in the ground lease, we may need the consent of third party lessors.

Environmental problems are possible and can be costly.

Our operating costs may be affected by the cost of complying with existing and future environmental laws, ordinances and regulations. Under various federal, state and local environmental laws, ordinances and regulations, we may be liable for the costs of removing or remediating hazardous or toxic substances on, under, or in real property currently or previously owned or operated by us. These laws often impose liability whether or not we knew of, or were responsible for, the presence of hazardous or toxic substances. In addition, our ability to borrow by using real property as collateral may be adversely affected by the presence of hazardous or toxic substances, or the failure to remediate the property properly. By arranging for the transportation, disposal or treatment of hazardous or toxic substances, we may also be liable for the costs of removing or remediating these substances at the disposal or treatment facility, even if we never owned or operated the disposal or treatment facility. We could be held liable under environmental laws used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment. Third parties may seek recovery from us for personal injuries associated with exposure to hazardous materials on real property owned or operated by us. Environmental laws may also impose restrictions on the manner in which we may use or transfer a property or in which we operate our business on a property. In connection with our hotels, we may be potentially liable for any environmental costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our business, financial condition and results of operations. Also, there may be material environmental liabilities or compliance concerns of which we are currently unaware.

Some potential losses are not covered by insurance.

We maintain insurance coverage on all of our hotels. Each of our leases with third parties and mortgages on owned hotels requires comprehensive insurance to be maintained on each of the applicable hotels, including liability, fire and extended coverage. We believe this specified coverage is of the type and amount customarily obtained for hotels. Leases or mortgages for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature caused by events such as earthquakes, floods, terrorism or war that may be uninsurable or not economically insurable. We use our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical to use insurance proceeds to replace the property after it has been damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the damaged property.

Hotels that we acquire or develop may fail to perform according to our expectations.

Under appropriate circumstances, we may pursue acquisitions of additional hotels and hotel operating companies and may pursue development opportunities. Acquisitions entail risks that the acquired hotels or hotel operating companies will fail to perform according to our expectations or that our cost estimates to acquire, operate and market the acquired properties will prove inaccurate. In addition, hotel development is subject to other risks, including risks of construction delays or cost overruns that may increase project costs, new project commencement risks such as receiving zoning, occupancy and other required governmental approvals and permits, and incurring development costs for projects that are not pursued to completion.

Third party owners may terminate our management contracts.

We manage hotels for third party owners pursuant to management contracts. These contracts may be acquired, terminated, renegotiated or converted to franchise agreements in the ordinary course of our business. In addition, the hotel property owner may terminate these management contracts if we fail to meet certain performance standards, if the property is sold to a third party, if the owner defaults on indebtedness encumbering the property, upon a foreclosure of the property, upon the closing of the property or upon certain business combinations involving us in which our name or current management team does not survive. There can be no assurance that we will be able to replace terminated management contracts, or that the terms of renegotiated or converted contracts will be as favorable as the terms that existed before such renegotiations or conversion. We also will be subject to the risk that a hotel property owner will be unable to pay management fees to us. In addition, in certain circumstances, we may be required to make loans to or capital investments in hotel properties in connection with management contracts. If any of these hotel properties suffer poor operating results or if we lose our management contract, we may not recover our loan or capital investment.

We could lose the right to operate hotels under franchise or brand affiliations.

We operate some of our hotels under franchise or brand affiliations. In addition, we may acquire hotels in the future that are operated under franchise or brand affiliations. Each franchised hotel must meet specified operating standards and other terms and conditions to continue its franchise license. The continued use of a brand generally depends upon the continuation of the management agreement related to that hotel with the hotel’s management entity. Franchisors typically inspect licensed properties periodically to confirm adherence to operating standards. Actions by us, our affiliates or the hotel management entities could cause a breach of these standards or other terms and conditions of a franchise license or the loss or cancellation of a franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements that we determine are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, we may elect to allow the franchise license to lapse, which could result in our incurring significant termination costs. If a franchise or brand affiliation is terminated for any reason, we may try to obtain a suitable replacement franchise or brand affiliation, or to operate the hotel independent of a franchise or brand affiliation. If we lose a franchise or brand affiliation, we will lose the associated name recognition, marketing support and centralized reservation systems provided by the franchisor or brand owner. This loss could adversely affect the value of the hotel and our results of operations.

Risks Relating to Gaming Operations that are relevant to stockholders if the Blackstone merger is not completed

Our gaming operations depend on decisions by gaming authorities.

We own and operate casino gaming facilities at El San Juan, El Conquistador and Condado Plaza in Puerto Rico. Each of these gaming operations is subject to extensive licensing, permitting and regulatory requirements administered by various governmental entities. Typically, gaming regulatory authorities have broad powers related to the gaming operations licenses. They may revoke, suspend, condition or limit our gaming approvals and licenses, impose substantial fines and take other actions, any of which could have a material adverse effect on our business and the value of our hotel/casinos. Our directors, officers and some key employees are subject to licensing or suitability determinations by various gaming authorities. If any of those gaming authorities were to find someone unsuitable, we would have to sever our relationship with that person.

Volatility in the high-end gaming business could adversely impact our financial condition.

The high-end gaming business is more volatile than other forms of gaming. Fluctuations in customers’ high-end gaming activities could have an adverse impact on our business, financial condition and results of operations. In addition, a significant portion of our table gaming is attributable to a relatively small number of international customers. If the most significant of these customers reduces or quits his or her gaming, it could have an adverse effect on our business, financial condition and results of operations.

Casino renovations and capital improvements could adversely affect our gaming business.

Renovations and improvements can be affected by time delays in obtaining necessary governmental permits, legal challenges, shortage of materials and labor, work stoppages and unanticipated cost increases. We attempt to schedule renovations and improvements during traditionally lower occupancy periods in an effort to minimize disruption to the casino’s operations.

Risks Relating to Our Indebtedness That are Relevant to Stockholders if the Blackstone Merger is Not Completed

We are substantially leveraged and have debt payments of approximately $208.1 million due for the remainder of 2005.

We currently have significant debt service obligations. Our high degree of leverage could have important consequences to stockholders including the following: (i) our ability to obtain additional financing for working capital, capital expenditures, future acquisitions, if any, and general corporate or other purposes may be impaired, or any such financing may not be on terms favorable to us; (ii) a substantial portion of our cash flow available from operations and investments after satisfying certain liabilities arising in the ordinary course of business will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing funds that would otherwise be available to us; (iii) a substantial decrease in net operating cash flow or an increase in our expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations; (iv) high leverage may place us at a competitive disadvantage and may make us vulnerable to a downturn in our business or the economy generally; and (v) because a portion of our borrowings may be at variable rates of interest, we may be exposed to risks inherent in interest rate fluctuations. Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend on our future performance, which to a certain extent will be subject to economic, financial, competitive and other factors beyond our control. There can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we may lose some or all of our assets, including hotel properties. Adverse economic conditions could cause the terms on which we borrow to worsen. Those circumstances, if we are in need of funds to repay indebtedness, could force us to liquidate one or more investments in properties at times that may not permit realization of the maximum return on those investments. The foregoing risks associated with our debt obligations may inhibit our ability to raise capital in both the public and private markets and may have a negative impact on our credit rating.

Risks Relating to Dilution of Our Common Stock That are Relevant to Stockholders if the Blackstone Merger is Not Completed and the Recapitalization Merger is Not Completed

Without giving effect to the Blackstone merger agreement and the Blackstone merger or recapitalization agreement and the recapitalization merger, shares of our series A and series B preferred stock are ultimately convertible, at the holder’s option, into a number of shares of class A common stock equal to $100.00 plus accrued but unpaid cash dividends divided by the conversion price, initially equal to $8.59 but subject to potential downward adjustments. Our credit facility, as amended, prohibits us from paying the cash portion of the preferred dividend until expiration or further amendment of our credit facility. Under the terms of our preferred stock, if cash dividends are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends accrue at a rate per annum of 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of preferred stock. During 2004, we issued additional stock dividends of 936,073 shares of series A and series B preferred stock with a stated amount of $93.6 million because cash dividends totaling $102.3 million on the preferred stock had been in arrears and unpaid for a period of more than 60 days. As of December 31, 2004, the series A and series B preferred stock on an “as-converted” basis would equate to approximately 184.1 million shares of class A common stock using an $8.59 conversion price. The non-payment of the cash portion of the series A and series B preferred stock dividend is dilutive to the current holders of class A common stock. In addition, in the event of a bankruptcy, dissolution or other winding up of Wyndham, or certain transactions involving a change in control of Wyndham, the holders of our series A and series B preferred stock will be entitled to a liquidation preference (including accrued but unpaid dividends), which was approximately $1.77 billion as of June 30, 2005, meaning that such stockholders will be entitled to be paid that amount prior to any payments to holders of our common stock.

Reasons for the Recapitalization

This discussion of the information and factors that the special committee and Wyndham’s board of directors considered is not intended to be exhaustive but includes all material factors considered by the special committee and Wyndham’s board of directors, as applicable. Given the wide variety of factors considered in connection with the evaluation of the recapitalization and the complexity of these matters, the special committee and Wyndham’s board of directors did not find it useful to, and did not attempt to, assign relative weights to these factors. In addition, the individual members of the special committee and Wyndham’s board of directors may have given different weight to different factors.

In reaching its decision to recommend that Wyndham’s board of directors approve and declare advisable the recapitalization agreement and the transactions contemplated thereby, the special committee consulted with Wyndham’s management and with its legal and financial advisors and carefully considered the following material factors:

The Preferred Stock’s Impact On Common Equity Value

The holders of the series A and series B preferred stock are entitled to receive on a quarterly basis a dividend equal to 9.75% per annum on a cumulative basis payable in cash and additional shares of preferred stock. In addition, according to the terms of the series A and series B preferred stock, if the cash dividends on the preferred stock are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends accrue at an annual rate equal to 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until such time as all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of preferred stock. The special committee considered the negative effects that the increasing liquidation value of the preferred stock has had, and would likely continue to have, on the value of the common stock. In particular, the special committee noted Morgan Stanley’s financial analyses discussed below, which it viewed as indicating the detrimental impact of the preferred stock on the value of the common stock over time.

Improvement of Free Cash Flow and Reinvestment Potential

Our current debt service obligations, together with the dividends payable on our series A and series B preferred stock, have significantly restricted our ability to generate free cash flow and consequently impaired our ability to re-invest in Wyndham and explore potential acquisitions. The elimination of the series A and series B preferred dividends may ultimately result in an ability to generate more free cash flow for use in Wyndham’s business.

Simplified Capital and Governance Structures

Both the simplified capital and governance structures resulting from the recapitalization merger should make Wyndham more understandable and hence more attractive to potential investors.

Minority Protections

The investor parties agreed to a number of provisions in the recapitalization agreement described below that are intended to provide important protections to minority holders of common stock following the consummation of the recapitalization merger. See “—The Recapitalization Agreement—Governance and Minority Protection Covenants.”

Alignment of Interests of Our Equity Holders

A single outstanding class of equity security will align the interests of all of our equity holders.

Enhancement of Our Ability to Access Capital Markets and Engage in Potential Strategic Alternative Transactions

The simplified capital structure of Wyndham following the recapitalization should also improve Wyndham’s ability to access the capital markets to pursue possible future equity and debt financings. In addition, the recapitalization merger may enhance our ability to enter into possible future transactions, including acquisitions and/or the sale of all or a portion of Wyndham on favorable terms.

Morgan Stanley Fairness Opinion

Morgan Stanley provided an oral opinion, subsequently confirmed in writing, to the effect that, as of April 14, 2005, based upon and subject to the various qualifications, assumptions and limitations set forth therein, the consideration to be received by the class A common stock holders under the recapitalization agreement was fair from a financial point of view to such holders (except those holders that are investor parties).

Factors Relating to Series A Preferred Stock

In considering the fairness and advisability of the proposed recapitalization agreement to the series A preferred stock holders the special committee considered: (a) that the holders of series A preferred stock would be converted to common stock of the new recapitalized Wyndham on the same economic terms as the series B preferred stock holders and would be receiving voting rights in the recapitalized Wyndham; (b) that series A preferred stockholders would have the ability to obtain appraisal rights for their shares under Delaware law—the special committee considered, and rejected, alternative structures which would have had the effect of denying these holders of appraisal rights; and (c) that the series A preferred stock holders would benefit from the negotiated minority protection provisions.

Risks and Other Considerations

The special committee also considered that following the recapitalization, there will likely be a limited public float of Wyndham’s common stock and the common stock could be subject to volatility as a new investor base develops.

As described below, although there are a number of provisions in the recapitalization agreement designed to protect the interests of the current common stockholders, Wyndham will effectively be controlled by the investor parties following the recapitalization merger. Moreover, by replacing the existing governance structure, including the classified board, the investor parties would have increased ability to control Wyndham’s future strategic direction. In addition, provisions of our shareholder rights plan that require the approval of a majority of our class A and class C directors in connection with change in control transactions would no longer be in place.

Wyndham’s Board of Directors

In reaching its decision to recommend that the stockholders approve the recapitalization proposal, Wyndham’s board of directors consulted with management as well as its legal and financial advisors and carefully considered the following material factors:

•	the conclusions and recommendation of the special committee; and

•	the factors referred to above as having been taken into account by the special committee.

Recommendation of the Special Committee and the Board of Directors

Recommendation of the Special Committee

On April 14, 2005, the special committee determined that the recapitalization agreement and the transactions contemplated thereby are advisable and in the best interests of Wyndham and its series A preferred stock holders and common stock holders and should be approved and declared advisable by the board of directors.

Recommendation of the Board of Directors

On April 14, 2005, based in part upon the recommendation of the special committee, the board of directors:

•	declared that the recapitalization agreement and the transactions contemplated thereby were advisable and in the best interests of Wyndham and its series A preferred stockholders and common stockholders;

•	approved the recapitalization agreement including the amendments to Wyndham’s restated certificate of incorporation and amended and restated bylaws; and

•	directed that the adoption of the recapitalization agreement be submitted to a vote at a meeting of the stockholders and recommended that the stockholders vote for the adoption of the recapitalization agreement.

Opinion of Morgan Stanley

The special committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a restructuring of Wyndham. The special committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation. At the meeting of the board of directors on April 14, 2005, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various qualifications, assumptions and limitations set forth in the opinion, the consideration to be received by the class A common stock holders pursuant to the recapitalization agreement, was fair from a financial point of view to such stockholders other than the investor parties. Because the investor parties, as holders of series B preferred stock, may have interests that are different from the public holders of the class A common stock, Morgan Stanley’s opinion did not address the fairness of the consideration to be received by such investor parties in respect of their holdings, if any, of class A common stock.

The full text of the written opinion of Morgan Stanley, dated as of April 14, 2005, is attached to this proxy statement/prospectus as Annex G. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion was directed to the special committee and the board of directors and addresses only the fairness from a financial point of view of the consideration pursuant to the recapitalization agreement to holders of class A common stock of Wyndham as of the date of the opinion. It does not address any other aspects of the recapitalization and does not constitute a recommendation to any holder of Wyndham’s class A common stock as to how to vote at Wyndham’s annual meeting. The summary of the opinion of Morgan Stanley set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Morgan Stanley, among other things:

(1) reviewed certain publicly available financial statements and other business and financial information of Wyndham;

(2) reviewed certain internal financial statements and other financial and operating data concerning Wyndham prepared by the management of Wyndham;

(3) reviewed certain financial forecasts prepared by the management of Wyndham;

(4) discussed the past and current operations and financial condition and the prospects of Wyndham, including information relating to certain strategic, financial and operational benefits anticipated from the recapitalization, with senior executives of Wyndham;

(5) reviewed the reported prices and trading activity for the class A common stock;

(6) reviewed the terms and current liquidation value of the Series A and series B preferred stock of Wyndham;

(7) compared the financial performance of Wyndham and the prices and trading activity of the class A common stock with that of certain other comparable publicly-traded companies and their securities;

(8) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions;

(9) participated in discussions and negotiations among the members of the special committee and the holders of series B preferred stock of Wyndham;

(10) discussed with the special committee and management of Wyndham the strategic rationale for and structure of the recapitalization;

(11) reviewed the recapitalization agreement draft dated April 12, 2005 and certain related documents; and

(12) considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Wyndham for the purposes of its opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the recapitalization merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best then available estimates and judgments of the future financial performance of Wyndham. Morgan Stanley relied without independent verification on the assessment by Wyndham management of the strategic rationale for the recapitalization. In addition, Morgan Stanley assumed that the recapitalization would be consummated on the terms set forth in the recapitalization agreement without material waiver, amendment or delay, including, without limitation, that the recapitalization merger would be treated as tax-free pursuant to the Code. Morgan Stanley assumed that the settlement regarding the Bay Meadows litigation, which was announced by Wyndham on March 16, 2005, would be consummated on terms substantially similar as those announced. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Wyndham, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Wyndham or any of its assets.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated April 14, 2005. The various analyses summarized below were based on closing prices for the class A common stock of Wyndham as of April 12, 2005. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Indicative Constant Aggregate Value Analysis

Morgan Stanley analyzed the implied equity value of the class A common stock holders assuming no recapitalization occurred. Morgan Stanley calculated implied future equity values assuming a constant aggregate value, defined for the purposes of this analysis as the market value of the class A common stock plus the liquidation value of the series A preferred stock and the liquidation value of the series B preferred stock plus total debt and minority interests less cash. Morgan Stanley computed the equity value of the class A common stock for each year as set forth in the following table. Additionally, Morgan Stanley calculated the implied forward twelve month aggregate value to earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple necessary to maintain the value of the class A common stock, as at April 12, 2005 (i.e. $0.72 per share), over the forecast period 2005 to 2009. The multiples necessary were as follows:

	2005		2006		2007		2008		2009
Constant Aggregate Value ($ in millions)	3,551		3,551		3,551		3,551		3,551
Implied Equity Value ($ in millions)	(81)		(267)		(428)		(560)		(688)
Forward Multiple to Maintain Value of Class A Common Stock	14.7	x	14.2	x	13.7	x	13.1	x	12.7	x

Morgan Stanley noted that the historical average forward twelve month aggregate value to EBITDA multiples for the period 1998 through 2005 for companies that share similar characteristics to Wyndham was 10.8x. The companies used in this comparison were Hilton Hotels Corp, Starwood Hotels & Resorts Worldwide and Marriott International Inc.

No company utilized in the comparable company analysis is identical to Wyndham. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wyndham, such as the impact of competition on the businesses of Wyndham and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wyndham or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Historical Trading Range Analysis

Morgan Stanley reviewed the range of closing prices of shares of Wyndham class A common stock for various periods. Morgan Stanley observed the following:

Period	Range of Closing Prices
One year prior to announcement of settlement of Bay Meadows litigation	$0.65 - $1.24
Period from date of settlement of Bay Meadows litigation to April 12, 2005	$0.68 - $0.85

The class A common stock closed at $0.72 per share on April 12, 2005. For the purposes of its analysis, Morgan Stanley referred to the trading range prior to and following the settlement of the Bay Meadows litigation, pursuant to which Wyndham agreed to issue 11 million shares of class A common stock to the litigants therein.

Pro Forma Capitalization

Morgan Stanley also reviewed the pro forma capitalization of Wyndham assuming completion of the recapitalization merger. Currently, each share of series B preferred stock is entitled to vote on matters brought to a shareholder meeting together with the class A common stock on an as-converted basis. As of April 12, 2005, holders of the series B preferred stock represented approximately 53% of the outstanding votes of Wyndham on an as-converted basis. As a result of the recapitalization merger, holders of the series A and series B preferred stock would represent approximately 85% of the outstanding common stock of Wyndham and holders of the class A common stock would represent approximately 15% of the outstanding votes of Wyndham.

Comparable Company Analysis

Morgan Stanley compared certain financial information of Wyndham with publicly available consensus earnings estimates for other companies that shared similar business characteristics to Wyndham. The companies used in this comparison included the following companies:

•	La Quinta Corporation

•	Hilton Hotels Corporation

•	Starwood Hotels & Resorts Worldwide

•	Marriott International, Inc.

•	Fairmont Hotels & Resorts

•	Orient-Express Hotels Ltd.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2005 EBITDA (based on publicly available estimates); and

•	the ratio of aggregate value to estimated calendar year 2006 EBITDA (based on publicly available estimates).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant Wyndham financial statistic. For purposes of estimated calendar year 2005 EBITDA, Morgan Stanley calculated a range of estimates by utilizing financial forecasts prepared by the management of Wyndham (including forecasted EBITDA for the Park Plaza New Orleans property, which is being marketed for sale), and for purposes of estimated 2006 EBITDA, Morgan Stanley utilized an extrapolation from such 2005 forecasts based on assumptions discussed with Wyndham management and, for such year, publicly available equity research estimates for the comparable companies. Based on the estimated value of the Wyndham pro forma for the recapitalization merger, Morgan Stanley estimated the implied value per share of Wyndham’s common stock after the recapitalization as follows:

Calendar Year Financial	Wyndham Financial Statistic	Comparable Company Multiple Statistic	Implied Value Per Share Range
Aggregate Value to Estimated 2005 EBITDA	$229.0 million	11.0x - 13.0x	$0.72 - $1.09
Aggregate Value to Estimated 2006 EBITDA	$256.1 million	10.0x - 12.0x	$0.75 - $1.17

Based on its analysis, Morgan Stanley derived an implied value per share of Wyndham common stock after the recapitalization of $0.73-$1.13 per share. Morgan Stanley also noted that Wyndham’s class A common stock price as of April 12, 2005 was $0.72 per share. No company utilized in the comparable company analysis is identical to Wyndham. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wyndham, such as the impact of competition on the businesses of Wyndham and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wyndham or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of pro forma equity values per share for Wyndham after the recapitalization based on a discounted cash flow analysis. Morgan Stanley relied on financial projections provided by the management of Wyndham for calendar year 2005 (including forecasts relating to the Park Plaza New Orleans property, which is being marketed for sale) and extrapolations from those projections based on assumptions discussed with management of Wyndham for calendar years 2006 through 2010. In arriving at the estimated pro forma equity values per share of Wyndham’s common stock, Morgan Stanley calculated a terminal value as of December 31, 2010 by applying a range of terminal year aggregate value to EBITDA multiples of 9.8x to 11.8x of estimated 2010 EBITDA. The unlevered free cash flows from calendar year 2005 through 2009 and the terminal value were then discounted to present values using a range of discount rates of 9.4% to 11.4%. As of the date of its analysis, Morgan Stanley assumed Wyndham’s debt balance, net of cash and cash equivalents, to be approximately $1,602.9 million and its minority interest balance to be $36.8 million in order to arrive at a range of equity values and implied share prices.

The following table summarizes Morgan Stanley’s analysis:

Financial Statistic	Implied Pro Forma Equity Value of Wyndham (in millions)	Implied Equity Value Per Share of Wyndham
9.8x - 11.8x terminal EBITDA multiple, 9.4% - 11.4% discount rate	$1,010 - $1,672	$0.82 - $1.36

Morgan Stanley noted that Wyndham’s class A common stock price as of April 12, 2005 was $0.72 per share.

Sum of the Parts Valuation Analysis

Morgan Stanley analyzed the potential value of Wyndham assuming that each of Wyndham’s business segments (owned luxury resorts, resorts and other hotels; leased hotels; managed and franchised hotels; and other assets) were sold separately at value levels for each transaction consistent with values achieved for similar assets in comparable precedent acquisition transactions. Morgan Stanley analyzed, using estimates of 2005 EBITDA and publicly available equity research estimates for the comparable companies, the acquisition value of Wyndham’s business segments. Morgan Stanley then combined such acquisition values and netted against these values the estimated net total debt and minority interest to derive an aggregate estimated combined pro forma per share value for Wyndham common stock of $0.93 to $1.33.

Morgan Stanley also noted that Wyndham’s class A common stock price as of April 12, 2005 was $0.72 per share. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Wyndham, such as the impact of competition on the business of Wyndham or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Wyndham or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Analysis of Precedent Transactions

No company or transaction utilized in the precedent transaction analyses is identical to Wyndham or the recapitalization merger. With respect to Wyndham and the recapitalization merger, Morgan Stanley considered the fact that no change in voting control occurred as a result of the recapitalization, since the series B preferred stock holders held over 50% of the votes on an as-converted basis.

Morgan Stanley reviewed 19 transactions since 1996 and, in its analysis, compared the acquisition multiples and premia paid in five selected transactions since the beginning of 2004 in which the target lodging company was publicly traded and received cash consideration.

The following table summarizes Morgan Stanley’s analysis with historical data for the last twelve months based on financial information provided by management of Wyndham and projected financial data for the twelve months to come from an extrapolation by Morgan Stanley from such historical data based on assumptions discussed with Wyndham management:

Precedent Transaction Financial Statistics	Wyndham Financial Statistic	Representative Multiple / Premium Statistic	Implied Value per Share
Aggregate Value to Last Twelve Months EBITDA	$195.3 million	12.0x - 13.5x	$0.57 - $0.81
Aggregate Value to estimated Forward Twelve Months EBITDA	$237.6 million	11.5x - 13.0x	$0.89 - $1.18
Premium to pro forma equity value assuming share price as at April 12, 2005	$0.72 per share	0.0% - 27.4%	$0.72 - $0.92

Based on its analysis, Morgan Stanley derived an implied value per share of class A common stock of $0.73-$0.97. Morgan Stanley also noted that the class A common stock price as of April 12, 2005 was $0.72 per share. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Wyndham, such as the impact of competition on the business of Wyndham or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Wyndham or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

In connection with the review of the recapitalization merger by the special committee and the board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Wyndham. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Wyndham. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the recapitalization merger consideration pursuant to the recapitalization agreement from a financial point of view to holders of shares of Wyndham common shares and in connection with the delivery of its opinion to the special committee and board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common shares of Wyndham might actually trade.

The recapitalization merger consideration was determined through arm’s-length negotiations between the special committee and the investor parties and was approved by Wyndham’s board of directors. Morgan Stanley provided advice to the special committee during these negotiations. Morgan Stanley did not, however, recommend any specific recapitalization merger consideration to the special committee or that any specific recapitalization merger consideration constituted the only appropriate merger consideration for the recapitalization merger.

Morgan Stanley’s opinion and its presentation to the board of directors was one of many factors taken into consideration by the board of directors in deciding to approve, adopt and authorize the recapitalization agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the board of directors with respect to the recapitalization merger consideration or of whether the board of directors would have been willing to agree to a different recapitalization merger consideration.

The special committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity securities of Wyndham for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Under the terms of its engagement letter, Morgan Stanley provided the special committee financial advisory services and a financial opinion in connection with the recapitalization merger, and the special committee, on behalf of Wyndham, agreed to pay Morgan Stanley a customary fee, a significant portion of which was contingent upon the delivery of Morgan Stanley’s fairness opinion. The special committee, on behalf of Wyndham, has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the special committee, on behalf of Wyndham, has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan

Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Wyndham and have received fees in connection with such services.

Financial Projections

Wyndham does not as a matter of course make public projections as to future performance or earnings. However, in connection with the discussions concerning the proposed recapitalization and Morgan Stanley’s due diligence review, Wyndham furnished certain financial forecasts prepared by management during the pending refinancing process of its corporate debt. Wyndham did not prepare the forecasts with a view to public disclosure and they are included in this proxy statement/prospectus only because this information was furnished to Morgan Stanley and the investor parties. Wyndham did not prepare the forecasts with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the control of Wyndham, and does not take into account any changes to the capital structure of Wyndham which may result from the recapitalization. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Wyndham, Morgan Stanley, the investor parties or anyone else who received this information considered it a reliable predictor of future events and this information should not be relied on as such. Projections for 2006 and beyond are particularly subject to considerable risks and uncertainties that can cause future results to vary from expectations. Forward-looking statements are based on current information and assumptions, and are subject to change as conditions develop, and we undertake no obligation to update any forward-looking statements. None of Wyndham, Morgan Stanley, the investor parties or any of their respective representatives has made any representations regarding such projected financial information. See “Forward-Looking Statements” on page v.

The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Wyndham’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to Wyndham’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

PROJECTED FINANCIALS(1)

	2005	2006	2007	2008	2009	2010
Total revenue	$938.9	$1,012.5	$1,060.0	$1,093.3	$1,130.4	$1,163.3
Adjusted EBITDA(2)	226.6	259.3	281.8	298.3	318.6	337.3
Adjusted EBITDA margin	24.1%	25.6%	26.6%	27.3%	28.2%	29.0%
Cash interest expense	128.7	134.3	133.4	128.8	121.5	116.7
Cash taxes	9.2	10.0	11.0	12.0	14.0	15.0
Capital expenditures(3)	137.5	87.5	72.0	45.0	50.3	67.3
Total debt	1,784.6	1,728.9	1,664.3	1,554.3	1,423.9	1,285.6
(1)

The projections set forth in the above table assume (a) that Wyndham will operate its existing 33 continuing hotel and resort properties and the Park Plaza New Orleans, which is currently being marketed for sale, (b) all assets that have been sold or are held for sale are sold on the first day of the period presented, (c) the results of the Wyndham Anatole, which is consolidated for historical results pursuant to FIN 46, is not included as there are no economics to Wyndham and accordingly does not impact shareholder value and (d) RevPAR growth and flow through assumptions are as follows:

	2005		2006		2007		2008		2009		2010
RevPAR	5.9%		5.4%		4.0%		3.5%		3.5%		3.0%
Flow Through of RevPAR growth to EBITDA	2.0	x	2.0	x	2.0	x	2.0	x	2.0	x	2.0	x

RevPAR is assumed to be driven primarily by growth in average daily rate.

(2)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Wyndham believes that this metric is useful to investors and management as a measure of Wyndham’s operating performance due to the significance of Wyndham’s long-lived assets and level of indebtedness and because such metric can be used to measure Wyndham’s ability to service debt and fund capital expenditures. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States (GAAP) and such metric should not be considered as an alternative to net income, cash flow from operations or any other performance measure prescribed by GAAP. Wyndham’s calculation of EBITDA presented in these projections represent EBITDA as defined by the proposed refinancing of Wyndham’s credit facilities which only allows the recognition of EBITDA from unconsolidated subsidiaries to the extent cash is received and does not allow the add back of certain one-time, non-recurring items and differs from the EBITDA reported publicly due to the items just mentioned. In addition, Wyndham’s calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Adjusted EBITDA represents EBITDA plus (a) interest, depreciation and amortization from equity interest in unconsolidated subsidiaries and (b) amortization of unearned compensation, further adjusted by adding/subtracting (c) loss/gain on derivative instruments and (d) loss/gain on sale of assets, as set forth in the EBITDA reconciliation below:

	2005	2006	2007	2008	2009	2010
Net Income	$(7.8)	$7.5	$19.7	$30.3	$45.8	$59.9
Interest expense	134.1	139.7	138.8	134.3	126.9	122.1
Depreciation and amortization	101.9	104.2	106.7	108.3	110.1	112.5
Income tax (benefit) provision	(5.2)	5.0	13.2	20.2	30.6	39.9
Equity in Earnings of unconsolidated subsidiaries	0.7	0.8	0.9	0.9	1.0	1.0

EBITDA	$223.7	$257.2	$279.3	$294.0	$314.4	$335.4
Amortization of unearned compensation	1.6	1.6	1.7	1.8	1.8	1.9
Loss on derivative instruments and other	1.3	0.5	0.8	2.5	2.4	—

EBITDA, as adjusted	$226.6	$259.3	$281.8	$298.3	$318.6	$337.3

(3)	Capital expenditures are shown at the gross amount. These amounts will be reduced by $100 million ($75 million in 2005 and $25 million in 2006), which represents the amount of pre funded capital expenditures available to Wyndham through the pending refinancing of its corporate debt.

Accounting Treatment

The recapitalization will be accounted for as an induced conversion, and accordingly, net income per share available to common stockholders will reflect a charge for the difference between the value of the shares of common stock issued to the holders of our series A and series B preferred stock and the value of the shares they would have otherwise been issued under the original conversion terms. The assets and liabilities will continue to be recorded at historical amounts following the recapitalization merger. There will be no change in the carrying value of assets. Liabilities will be reduced by the accrued dividends recorded, which will be settled through paid in capital, upon the recapitalization merger. The series A and series B preferred stock converted and the related paid in capital will be reclassified to common stock at par and paid in capital, consistent with the number of shares issued upon conversion. Other than the increase from the settlement of the accrued dividends, there will be no change to total equity. The costs of the recapitalization merger will be charged to expense. Had the inducement been approved as of April 14, 2005, the date of the recapitalization agreement, at which time the common share price was $.72, the accounting adjustment would have been a charge to earnings available to common stockholders of approximately $600 million for purposes of calculating earnings per share.

United States Federal Income Tax Consequences of the Recapitalization Merger

This section summarizes the material United States federal income tax consequences of the recapitalization merger to holders of our stock. This summary is based upon the provisions of the Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as presently in effect. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, may adversely affect the accuracy of the statements and conclusions set forth below. This summary assumes that our stock is held as a capital asset within the meaning of Section 1221 of the Code and does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules and does not address the tax consequences of the recapitalization merger to holders of stock options or restricted stock unit awards. In addition, this summary does not address the tax treatment of special classes of holders of our stock, including, for example, banks and other financial institutions, insurance companies, tax-exempt entities, subchapter S corporations, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons whose functional currency is not the United States dollar, persons holding shares of our stock as part of a hedging or conversion transaction or as part of a “straddle” or a constructive sale, U.S. expatriates, persons subject to the alternative minimum tax, holders who acquired our stock through the exercise of employee stock options or warrants or otherwise as compensation and holders that are properly classified as a partnership or otherwise as a pass-through entity under the Code. This summary also does not discuss any state, local, foreign or other tax considerations.

We believe that the recapitalization will be treated as a tax-free “recapitalization” for federal income tax purposes. This will result in no material federal income tax consequences to Wyndham.

We believe that the recapitalization of shares of class A common stock, class B common stock, series A preferred stock and series B preferred stock into shares of common stock pursuant to the recapitalization merger will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Code and, therefore, (a) will not result in the recognition of any gain or loss by the holders of class A common stock, class B common stock, series A preferred stock and series B preferred stock, (b) the basis of the common stock owned immediately following the recapitalization will be the same as the stockholder’s basis in the class A common stock, class B common stock, series A preferred stock and series B preferred stock, as the case may be, owned immediately prior to the recapitalization, and (c) the holding period of the common stock owned by a stockholder immediately following the recapitalization will include that stockholder’s holding period for the class A common stock, class B common stock, series A preferred stock and series B preferred stock, as the case may be, owned immediately prior to the recapitalization, provided that each share of class A common stock, class B common stock, series A preferred stock and series B preferred stock, as the case may be, held on the date of the recapitalization is a capital asset as defined in Section 1221 of the Code.

YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE RECAPITALIZATION, IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Appraisal Rights

See “Proposal 1—Adoption of the Blackstone Merger Agreement—Appraisal Rights.”

If the Blackstone merger is not completed, prior to the effective time of the recapitalization merger, pursuant to a stockholders agreement among the holders of our series B preferred stock, the investor parties will provide a “drag along” notice to all other holders of our series B preferred stock instructing such holders to convert all such shares of series B preferred stock (and any shares of class B common stock into which such shares are convertible) into common stock in the recapitalization merger.

Federal Securities Laws Consequences

All shares of common stock held by Wyndham’s stockholders following the recapitalization merger will be freely transferable, except that shares of common stock held by persons who are deemed to be Wyndham’s “affiliates” under the Securities Act of 1933, as amended, at the time of the annual meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be Wyndham’s affiliates for such purposes generally include individuals or entities that control, are controlled by or are under common control with Wyndham and include Wyndham’s directors and executive officers as well as significant stockholders. Certain of our directors have entered into agreements with Wyndham pursuant to which they have agreed not to resell any shares of common stock in violation of Rule 145.

Regulatory Matters

To the extent that any stockholder acquires shares of common stock in the recapitalization merger that are valued at $53.1 million, that stockholder may have a pre-merger notification filing obligation under the HSR Act, unless the stockholder qualifies for an exemption to the filing requirements under the Act. The investor parties have made such HSR filings and have received clearance to acquire shares in connection with the recapitalization merger.

Stock Certificates

After the effective time of the recapitalization merger, we will have a single class of common stock, with each share entitled to one vote. Each holder of an outstanding certificate for shares of class A common stock, class B common stock, series A preferred stock or series B preferred stock will be entitled to present such certificate to American Stock Transfer & Trust Company, the transfer agent for Wyndham, and to receive in exchange a certificate or certificates for the number of shares of common stock into which the surrendered shares were converted pursuant to the recapitalization merger. Until certificates for shares of the class A common stock, class B common stock, series A preferred stock or series B preferred stock are surrendered, each such certificate will be deemed for all purposes to represent the number of shares of common stock into which those shares of the class A common stock, class B common stock, series A preferred stock or series B preferred stock, as the case may be, were converted in the recapitalization merger. Please do not send in your stock certificates with your proxy.

Interests of Certain Persons in the Recapitalization Merger

When considering the recommendation of Wyndham’s board of directors, you should be aware that certain directors are appointed by the series B preferred stockholders, who may have different interests than our other stockholders. Accordingly, these directors may have interests in the recapitalization that are different from, or are in addition to, your interests. For this reason, Wyndham’s board of directors appointed a special committee consisting of members of the board of directors who are not affiliated with the series B preferred stockholders. The special committee has evaluated and recommended the recapitalization.

Wyndham agreed to pay members of the special committee a fee of $3,500 for each meeting they attended.

Many of our directors own, or have options to acquire, shares of our capital stock, and some of our directors are affiliated with the holders of the series B preferred stock. These directors may have interests in the recapitalization that are different from, or in addition to, your interests.

For a period of six years after the effective time of the recapitalization merger, Wyndham has agreed that it will maintain a directors’ and officers’ liability insurance policy covering those persons who, as of the date of the recapitalization agreement or as of immediately prior to the effective time of the recapitalization merger, are covered by Wyndham’s policy with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the effective time of the recapitalization merger, including in connection with the adoption of the recapitalization agreement, on terms no less favorable to the insured parties than those of Wyndham’s present policy.

In addition, for a period of six years after the effective time of the recapitalization merger, Wyndham has agreed that it will not amend or waive any provision of its restated certificate of incorporation or amended and restated bylaws relating to indemnification, advancement or exculpation rights in a manner which would adversely affect those entitled to the benefits of such provisions.

The Recapitalization Agreement

The following is a summary of the material terms of the recapitalization agreement. This summary is qualified in its entirety by reference to the recapitalization agreement, the form of restated certificate of incorporation and the form of amended and restated bylaws, which are attached as Annex D, Annex E and Annex F, respectively, and incorporated by reference in this section of this proxy statement/prospectus. Wyndham urges you to read carefully the full text of the recapitalization agreement, the form of restated certificate of incorporation and the form of amended and restated bylaws.

The recapitalization agreement has been included to provide you with information regarding its terms and we recommend that you read carefully the recapitalization agreement in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the recapitalization, we do not intend for its text to be a source of factual, business or operational information about Wyndham. That kind of information can be found elsewhere in this proxy statement/prospectus. The recapitalization agreement contains representations and warranties of the parties as of specific dates and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the recapitalization agreement, including contractual standards of materiality that may be different from what may be viewed as material to stockholders. Except for the parties themselves, under the terms of the recapitalization agreement only certain other specifically identified persons are third party beneficiaries of the recapitalization agreement who may enforce it and rely on its terms. As stockholders, you are not third party beneficiaries of the recapitalization agreement and therefore may not directly enforce or rely upon its terms and conditions and you should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of Wyndham or any of its affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the recapitalization agreement, and subsequently developed or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.

General

Pursuant to the recapitalization agreement, and subject to the conditions contained in the agreement, WI Merger Sub, Inc. will be merged with and into Wyndham, with Wyndham continuing as the surviving corporation. In the recapitalization merger, (1) the existing classification of Wyndham’s common stock will be eliminated, (2) all outstanding shares of series A preferred stock and series B preferred stock will be converted into common stock, (3) the existing common stockholders will continue to hold shares of common stock of Wyndham and (4) all accrued and unpaid dividends on our series A preferred stock and series B preferred stock will be cancelled at the effective time of the recapitalization merger.

Consideration to be received by our stockholders in the recapitalization merger

At the effective time of the recapitalization merger:

•	each share of series A preferred stock issued and outstanding immediately prior to the effective time of the recapitalization merger (other than shares as to which statutory appraisal rights are properly exercised) will be converted into the number of shares of common stock equal to the “exchange ratio”;

•	each share of series B preferred stock issued and outstanding immediately prior to the effective time of the recapitalization merger (other than shares as to which statutory appraisal rights are properly exercised) will be converted into the number of shares of common stock equal to the “exchange ratio”;

•	each share of class A common stock issued and outstanding immediately prior to the effective time of the recapitalization merger will be converted into one share of common stock;

•	each share of class B common stock issued and outstanding immediately prior to the effective time of the recapitalization merger (other than shares as to which statutory appraisal rights are properly exercised) will be converted into one share of common stock;

•	each share of capital stock held in the treasury of Wyndham immediately prior to the effective time of the recapitalization merger will be cancelled without any conversion or consideration paid in respect thereof, and will cease to exist;

•	each option or right to purchase any shares of class A common stock of Wyndham that is outstanding immediately prior to the effective time of the recapitalization merger, whether or not then exercisable, will be converted into an option or right to purchase an equal number of shares of common stock, and all other terms of such option or right shall remain the same as immediately prior to the effective time of the recapitalization merger. Each restricted stock unit of Wyndham that is outstanding immediately prior to the effective time of the recapitalization merger will be converted into a share of restricted common stock, and all other terms (including vesting) of such restricted stock will remain the same as immediately prior to the effective time of the recapitalization merger;

•	each share of common stock, par value $0.01 per share, of WI Merger Sub, Inc. will be cancelled without any conversion or consideration paid in respect thereof, and will cease to exist; and

•	all accrued and unpaid dividends on the series A preferred stock and series B preferred stock will, as of the effective time of the recapitalization merger, be cancelled without any consideration being payable in respect thereof.

The “exchange ratio” will be equal to a fraction (expressed as a decimal and rounded down to the nearest whole share after aggregating all fractional shares that otherwise would be received by a holder) the numerator of which is 85% of the “total pro forma outstanding shares” outstanding immediately prior to the effective time of the recapitalization merger and the denominator of which is the sum of (1) the number of shares of series A preferred stock outstanding immediately prior to the effective time of the recapitalization merger and (2) the number of shares of series B preferred stock outstanding immediately prior to the effective time of the recapitalization merger.

The “total pro forma outstanding shares” will be equal to the sum of:

(1) the total number of shares of class A common stock and class B common stock outstanding immediately prior to the effective time of the recapitalization merger, including any shares of class A common stock issuable upon redemption of the partnership units in Patriot American Hospitality Partnership, L.P. or Wyndham International Operating Partnership, L.P., but excluding shares that were subject to unexercised options or rights that were outstanding as of April 5, 2005 and excluding shares of restricted stock that were subject to vesting restrictions as of April 5, 2005;

(2) to the extent not included in clause (1) above, 11,000,000 shares of class A common stock or common stock that may be issued pursuant to the settlement of the actions entitled Johnson v. Patriot

American Hospitality, Inc., et al., Case No. C-99-2153, Ansell v. Patriot American Hospitality, Inc., et al., Case No. C-99-2239, Sola, et al. v. Patriot American Hospitality, Inc., et al., Case No. C-99-2770, Gunderson, et al. v. Patriot America Hospitality, Inc., et al., Case No. C-99-3040, Susnow v. Patriot American Hospitality, Inc., et al., and any other actions with substantially similar allegations; and

(3) all shares of common stock issuable upon conversion of the series A preferred stock and the series B preferred stock pursuant to the recapitalization merger.

Amendments to our restated certificate of incorporation and amended and restated bylaws

At the effective time of the recapitalization merger, Wyndham’s restated certificate of incorporation and amended and restated bylaws will each be amended to remove certain provisions, including the classification of the board of directors and the classification of our common stock, so that our restated certificate of incorporation and our amended and restated bylaws reflect our new capital structure in which we will have only one class of capital stock. Specifically:

•	the amount of capital stock Wyndham is authorized to issue will be increased to 3,000,000,000 shares, consisting of 2,000,000,000 shares of common stock and 1,000,000,000 shares of preferred stock;

•	each share of common stock will be entitled to one vote on all matters submitted to any meeting of stockholders;

•	any action required or permitted to be taken by the stockholders of Wyndham may be effected either at a duly called annual or special meeting of the stockholders or by the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were presented and voted;

•	a special meeting of the stockholders for any purpose or purposes may be called at any time only by the chairman of the board of directors, the chief executive officer, a majority of the board of directors or by the holders of a majority of the shares of the common stock;

•	the number of members of the board of directors shall be fixed from time to time by the board of directors; and

•	any indemnification under Wyndham’s amended and restated bylaws shall be made by Wyndham only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145 of the General Corporation Law of the State of Delaware. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders.

Board of directors following the effective time of the recapitalization merger

Immediately prior to the effective time of the recapitalization merger, certain of Wyndham’s directors will resign, and the board of directors of Wyndham will be reconstituted as designated by the investor parties and shall include at least two directors who are “independent” within the meaning of the rules of the AMEX. It is expected that the size of the board of directors will be reduced from its present size of 19 members; however, it is anticipated that a majority of the existing members of the board of directors, including certain independent directors, will remain on the board.

Voting agreement of the investor parties

Subject to the terms of the recapitalization agreement, the investor parties have agreed to vote all of the shares of Wyndham stock held by them, representing approximately 49% of the outstanding voting power of Wyndham and approximately 90% of the outstanding shares of series B preferred stock, in favor of the adoption of the recapitalization agreement (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement).

Without the prior written consent of Wyndham or as otherwise provided in the recapitalization agreement, during the term of the recapitalization agreement, the investor parties shall not, directly or indirectly (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of our stock, other than any proxies, voting trusts or voting agreements or arrangements that are consistent with the voting obligations of the investor parties contained in the recapitalization agreement, or (b) sell, assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law), any shares of our stock, other than to a person or entity that agrees to be bound by the provisions of the recapitalization agreement to the same extent as the investor parties and other than transfers of the shares of our stock by Beacon Capital Partners Voting Trust to its beneficiaries as a result of a termination of the Beacon Voting Trust Agreement, in which case such beneficiaries shall be automatically bound by and entitled to the benefits under the recapitalization agreement without any further action.

Representations and warranties

Wyndham, WI Merger Sub, Inc. and the investor parties have each made customary representations and warranties to one another in the recapitalization agreement, including with respect to:

•	power and authority to enter into the recapitalization agreement;

•	capitalization of Wyndham;

•	no conflicts of the recapitalization agreement with applicable organizational documents, contracts or law;

•	consents and approvals needed to effect the recapitalization;

•	brokers retained in connection with the recapitalization;

•	opinion of financial advisor;

•	board approvals;

•	the inapplicability of takeover statutes to the recapitalization;

•	the amendment to Wyndham’s shareholder rights plan terminating it prior to the recapitalization; and

•	certain affiliate matters.

Governance and minority protection covenants

The recapitalization agreement contains certain covenants of Wyndham and the investor parties relating to the governance of Wyndham and providing certain minority protections after the effective time of the recapitalization merger. These include covenants that:

•	for a period of 12 months following the effective time of the recapitalization merger, none of the investor parties provided that they retain collectively a majority of the outstanding common stock, nor Wyndham will initiate action which could reasonably be expected to result in the delisting of the common stock from the AMEX or the deregistration of the common stock under the Exchange Act other than by reason of an acquisition of Wyndham not in violation of the recapitalization agreement;

•	for so long as our securities are listed on the AMEX, the investor parties (provided that they retain collectively a majority of the outstanding common stock) and Wyndham shall ensure that (i) there shall be at least two members of the board of directors of Wyndham who are “independent” within the meaning of the rules of the AMEX and any applicable law and (ii) the composition of our board of directors shall otherwise be in accordance in all respects with rules of the AMEX and any applicable law;

•	for a period of 12 months following any deregistration of the common stock under the Exchange Act, the investor parties (provided that together with their controlled affiliates they retain collectively a majority of the outstanding common stock) and Wyndham shall ensure that Wyndham will make publicly available (including mailing of such material to all stockholders) the information that would be required by an issuer subject to the periodic reporting obligations under the Exchange Act;

•	for a period of 12 months following the effective time of the recapitalization merger, the investor parties, and any group of persons, acting with the knowledge and consent of the investor parties, acquiring, holding, voting or disposing of securities which would be required under Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder to file with the investor parties a statement on Schedule 13D with the Securities and Exchange Commission as a “person” with the meaning of Section 13(d)(3) of the Exchange Act shall not acquire, offer to acquire or agree to acquire the legal or beneficial ownership of any additional shares of common stock and Wyndham shall not take any action, including stock repurchases, in either case that would result in such an investor group holding, in the aggregate, legal or beneficial ownership of in excess of 90% of the outstanding common stock. The foregoing restriction will not apply to acquisitions pursuant to a transaction in which the same price per share is offered for all shares of common stock not owned by such an investor group and such acquisition is (a) approved by a majority of our independent directors (after receipt of a fairness opinion from a nationally recognized investment bank), or (b) if a merger, subject to a vote of the holders of a majority of shares of common stock not held by such an investor group, or (c) if a tender offer, subject to (i) a non-waiveable minimum condition that at least a majority of the shares of common stock not owned by the investor group be tendered and (ii) if the tender offer is consummated, an unconditional commitment to acquire the shares of common stock not acquired in the tender offer at the same price per share and otherwise for the same consideration paid in the tender offer, as promptly as possible, and in each case within 90 days, which time period may be extended, if necessary, due to review by the Securities and Exchange Commission, pursuant to a back-end merger;

•

if, within 24 months following the effective time of the recapitalization merger, the investor parties propose to sell, or otherwise dispose of sole beneficial or legal ownership, whether directly or indirectly in a single transaction or series of related transactions (and regardless of the form of transaction) common stock representing more than 50% of the outstanding common stock owned, in the aggregate, by the investor parties to a single party or group of related parties (including, for purposes of calculating whether the 50% threshold has been exceeded, any shares not so sold but subject to proxy, voting or other similar agreements in favor of such party or group) (such a sale, a “tag-along sale”), the investor parties will only effect such tag-along sale if such party or group agrees that, not later than five business days following the completion of the tag-along sale, it will make an offer to acquire at the same price per share and otherwise for the same consideration paid to the investor parties at least the same proportion of the common stock held by stockholders other than the investor parties, as the investor parties sold of their position in the tag-along sale; provided, however, that in the event that the tag-along sale is consummated prior to the acquisition from such stockholders, the proceeds payable to such stockholders in such acquisition shall be placed in an escrow reasonably acceptable to our independent directors at the time the tag-along sale is consummated. Any third party that proposes to purchase common stock in a tag-along sale will be required to agree that the offer to the stockholders who are not investor parties shall be completed within the minimum time period permitted by applicable law and shall not be subject to any conditions other than the absence of an injunction (and, in which case, shall use its commercially reasonable efforts to cause such injunction to be lifted). In the event that the investor parties are to receive securities in such tag-along sale, then the stockholders who are not investor parties shall be offered a security that is economically equivalent to, and has all other rights and privileges as, the security being issued to the investor parties (except that the security offered to such stockholders shall not have any voting rights, except for those rights that are required by applicable law); provided, that if the independent directors determine that the securities to be offered to such stockholders are economically equivalent to the security to be issued to such investors, then such security shall be conclusively presumed to be economically equivalent. This process will repeat until

100% of the common stock of the investor parties is disposed of. The foregoing tag-along sale provisions shall also apply to a transaction occurring from and after the date of the recapitalization agreement but prior to the effective time of the recapitalization merger in which the investor parties transfer more than 50% of the outstanding series B preferred stock owned by them, in which case such party or group will make an offer to acquire at least the same proportion of the class A common stock held by stockholders who are not investor parties as the investor parties sold of their position in the series B preferred stock in such tag-along sale and the “same price per share” shall be determined by dividing the aggregate consideration to be paid in respect of the series B preferred stock so transferred by the total number of shares of common stock that would be issuable in the recapitalization merger in respect of the series B preferred stock so transferred as of the date of such transfer; and

•	for a period of 12 months following the effective time of the recapitalization merger, Wyndham will not engage in any transaction with any investor party, its controlled affiliates or any employee or general partner of any investor parties unless such transaction is on arms-length terms and, if the total value of such transaction is greater than $1,000,000, prior approval by a majority of our independent directors is received; provided, however, that this requirement shall not apply to any transaction of a type covered in any of the foregoing covenants other than a purchase of securities from Wyndham by any investor party or any employee or general partner of any investor party.

The foregoing covenants may be waived by a majority of the independent members of Wyndham’s board of directors or by a vote of the holders of a majority of the shares of common stock not held by the current holders of the series B preferred stock and their controlled affiliates.

Limitation on certain share issuances and repurchases

During the period from the date of the recapitalization agreement and continuing until the earlier of the termination of the recapitalization agreement pursuant to its terms and the effective time of the recapitalization merger, Wyndham will not and will not permit its subsidiaries to:

•	issue, deliver, sell (including the sale by Wyndham of any capital stock held in treasury) or authorize or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of such capital stock or any securities convertible into or exercisable or exchangeable for shares of such capital stock (including restricted stock), or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery or sale of capital stock pursuant to (i) the exercise of stock options, (ii) the vesting of restricted stock, (iii) the conversion of convertible securities and (iv) the redemption of partnership units in Patriot American Hospitality Partnership, L.P. or Wyndham International Operating Partnership, L.P., in each case outstanding as of the date of the recapitalization agreement;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Wyndham or any partnership units in Patriot American Hospitality Partnership, L.P. or Wyndham International Operating Partnership, L.P.; or

•	without the affirmative vote of a majority of Wyndham’s class B directors, modify any settlement of the Bay Meadows litigation.

D&O insurance; Indemnification

For a period of six years after the effective time of the recapitalization merger, Wyndham has agreed that it will maintain a directors’ and officers’ liability insurance policy covering those persons who, as of the date of the recapitalization agreement or as of immediately prior to the effective time of the recapitalization merger, are covered by Wyndham’s policy with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the effective time of the recapitalization merger, including in connection with the adoption of the recapitalization agreement, on terms no less favorable to the insured parties than those of Wyndham’s present policy. In no event will Wyndham be required to expend annually more than 200% of the annual premium currently paid by Wyndham for its policy, and if the cost for such policy is in excess of such amount, Wyndham will be required only to maintain such coverage as is available for such amount. In lieu of the foregoing, Wyndham may, with the consent of the investor parties, elect to obtain prepaid policies prior to the effective time of the recapitalization merger, which policies shall provide the insured parties with a policy of an equivalent amount and at least as favorable terms as that provided by Wyndham’s current policy for an aggregate period of at least six years with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the effective time of the recapitalization merger, including in connection with the adoption of the recapitalization agreement. The aggregate premium for such prepaid policies will not exceed six times 200% of the annual premium currently paid by Wyndham for its policy.

In addition, for a period of six years after the effective time of the recapitalization merger, Wyndham has agreed that it will not amend or waive any provision of its restated certificate of incorporation or amended and restated bylaws relating to indemnification, advancement or exculpation rights in a manner which would adversely affect those entitled to the benefits of such provisions.

Amendments to certain other agreements

Pursuant to the recapitalization agreement, the existing standstill and voting limitation provisions in the securities purchase agreement pursuant to which the holders of our series B preferred stock acquired their shares are being waived in connection with the recapitalization merger and will terminate immediately prior to the effective time of the recapitalization merger. Additionally, Wyndham’s existing shareholder rights agreement has been amended so that it terminates effective immediately prior to the effective time of the recapitalization merger. Further, the recapitalization agreement amends the registration rights agreement between Wyndham and the holders of our series B preferred stock to provide that the shares of common stock that the such holders will receive in the recapitalization merger are considered “registrable securities” and to remove the limit on the number of demand registrations to which such holders are entitled.

Required vote and related agreements

The affirmative vote of (i) a majority of the total votes represented by the shares of our class A common stock, class B common stock and our series B preferred stock (voting on an as-converted basis) issued and outstanding and entitled to vote, and (ii) the holders of at least two-thirds of our series B preferred stock issued and outstanding and entitled to vote, are required for the adoption of the recapitalization agreement . The investor parties have agreed to vote all of their shares of Wyndham capital stock, representing approximately 49% of the outstanding voting power of Wyndham and approximately 90% of the outstanding shares of series B preferred stock, in favor of the transaction (subject, in the case of the Beacon investors, to the requisite approval of the holders of interests in the Beacon Capital Partners Voting Trust pursuant to the terms of the Beacon Voting Trust Agreement). In addition, the investor parties have acted by written consent in lieu of a meeting of the holders of the series B preferred stock with respect to the separate class vote of the series B preferred stock required to adopt the recapitalization agreement.

Modification of recommendation

Wyndham has agreed that its board of directors may not withdraw, modify or amend its recommendation that Wyndham’s stockholders adopt the recapitalization agreement and approve the recapitalization merger and the other transactions contemplated by the recapitalization agreement in a manner adverse to the investor parties unless it has determined, after consultation with outside legal counsel, that failure to take such action would result in a breach of the board of directors’ fiduciary obligations to Wyndham’s stockholders under applicable law. Any such withdrawal, modification or amendment will not affect Wyndham’s obligation to give notice of, convene and hold the necessary meeting to obtain stockholder approval of the recapitalization agreement. Upon any such change in recommendation, the investor parties have the right to terminate the recapitalization agreement.

Conditions

If the Blackstone merger is not completed, the closing of the transactions contemplated by the recapitalization agreement would be conditioned upon:

•	the receipt of the requisite stockholder approvals;

•	the SEC declaring effective the registration statement on Form S-4;

•	the expiration or earlier termination of any applicable waiting periods under the HSR Act;

•	the absence of any injunctions or other restraints on the consummation of the transactions contemplated by the recapitalization agreement;

•	the approval for listing of the shares of common stock on the AMEX;

•	the performance in all material respects of each party to the recapitalization agreement; and

•	the accuracy in all material respects of the representations and warranties of each party to the recapitalization agreement.

Termination

The recapitalization agreement may be terminated:

•	by mutual written consent of Wyndham and the investor parties holding at least two-thirds of the outstanding shares of series B preferred stock held by the investors parties collectively;

•	by Wyndham or the investor parties if the conditions to closing have not been met;

•	by Wyndham or the investor parties if the closing has not occurred by December 15, 2005; or

•	by the investor parties in the event that the board of directors of Wyndham withdraws, modifies or amends in a manner adverse to the investor parties the recommendation made in contemplation of or pursuant to the recapitalization agreement.

It is anticipated that the recapitalization agreement will be terminated by mutual written consent of Wyndham and the investor parties holding at least two-thirds of the outstanding shares of series B preferred stock held by the investor parties, collectively, effective immediately prior to the consummation of the Blackstone merger.

Fees and expenses

Except as otherwise provided in the recapitalization agreement, all costs and expenses incurred in connection with the recapitalization agreement and the transactions contemplated thereby will be the responsibility of and will be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by the recapitalization agreement are consummated. However, Wyndham has paid the filing fees of the investor parties under the HSR Act, and will reimburse the investor parties for their reasonable out-of-pocket fees and expenses in connection with the preparation and finalization of the registration statement and proxy statement/prospectus in connection with the recapitalization.

Special committee approval

The approval of a majority of the members of the special committee is required to authorize any termination of the recapitalization agreement by Wyndham, any amendment or modification of the recapitalization agreement requiring action by Wyndham or the board of directors of Wyndham, any consent of Wyndham or the board of directors of Wyndham under the terms of the recapitalization agreement, any extension of time for performance of any obligation or action under the recapitalization agreement by the investor parties and any waiver of compliance with any of the agreements or conditions contained in the recapitalization agreement for the benefit of Wyndham, the board of directors of Wyndham or any of Wyndham’s stockholders.

Description of Common Stock

The holders of our common stock following the effective time of the recapitalization merger will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all of the voting power. Our restated certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of any preferred stock created by our board of directors from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds legally available for the payment of dividends, subject to the restrictions contained in the documents governing our indebtedness, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of our common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Comparison of Stockholder Rights

Following the recapitalization, the rights of each holder of shares of common stock will be identical in all material respects to the rights of each holder of shares of class A common stock prior to the recapitalization, except with respect to the matters specified below:

	Pre-recapitalization- class A common stock class B common stock series A preferred stock series B preferred stock	Post-recapitalization- common stock
Capital Structure	Two classes of common stock: class A common stock and class B common stock. Two series of preferred stock: series A preferred stock and series B preferred stock.	One class of common stock.

Voting

Shares of class A common stock, class B common stock and series B preferred stock entitled to vote on any mater submitted to a vote of stockholders (other than elections of directors, as described below), with each share of class A common stock and class B common stock entitled to one vote, and each share of series B preferred stock entitled to the number of votes equal to the number of shares of class B common stock into which such share of series B preferred stock is convertible.

Shares of series A preferred stock generally not entitled to vote, except as required by law.

Holders of series B preferred stock entitled to a separate class vote with respect to certain authorizations or issuances or reclassifications of capital stock and securities convertible or exchangeable into capital stock, certain amendments to our restated certificate of incorporation and amended and restated bylaws (including changes to indemnification of directors or officers), amendments to our shareholder rights plan and transactions constituting a change of control.

Each share of common stock entitled to one vote per share.

	Pre-recapitalization- class A common stock class B common stock series A preferred stock series B preferred stock	Post-recapitalization- common stock
Stockholder Action by Written Consent	Not permitted, except for series B preferred stock.	Permitted.

Organization of Board of Directors	Nineteen member board (subject to reduction if the percentage of beneficial ownership of our capital stock by certain holders of our series B preferred stock is reduced) consisting of eight class A directors, eight class B directors and three class C directors. Class A directors nominated by committee of class A and class C directors and elected by holders of class A common stock. Class B directors nominated by the class B directors and elected by holders of class B common stock and series B preferred stock. Class C directors nominated by the class C directors and elected by holders of class A common stock, class B common stock and series B preferred stock; provided that in any election in which an individual proposed as a class C director was not nominated by the class C nominating committee, the holders of the series B preferred stock and class B common stock must vote in proportion to all other votes cast for or against such nominee.	Number of members of the board of directors shall be fixed from time to time by the board of directors. Directors elected by all stockholders. No classification of directors. Pursuant to the terms of the recapitalization agreement, at least two directors must be independent within the meaning of the rules of the AMEX .

Removal of Directors	Any director may be removed, with or without cause, only by the affirmative vote of the holders of at least a majority of the votes represented by the shares then entitled to vote in the election of such director.	Any director may be removed, with or without cause, only by the affirmative vote of the holders of at least a majority of the votes represented by the shares then entitled to vote in the election of such director.

Vacancies on the Board of Directors	Vacancies among the Class A or B directors shall be filled either by (A) nomination by the director nominating committee for their respective classes and selection by the same stockholder vote as required for the election of such class of directors or (B) by the vote of a majority of all remaining directors of the same class still in	Vacancies shall be filled by the vote of a majority of the directors still in office.

	Pre-recapitalization- class A common stock class B common stock series A preferred stock series B preferred stock	Post-recapitalization- common stock
office. Vacancies among Class C directors shall be filled either by (A) nomination by the majority of the remaining Class C directors and selection by the same stockholder vote as required for the election of Class C directors or (B) by the unanimous vote of all Class C directors then in office.

Changing the Size of the Board of Directors	Number of directors shall be fixed initially at 19, but subject to reduction if the percentage of beneficial ownership of our capital stock by certain holders of our series B preferred stock is reduced.	Number of directors shall be fixed from time to time by the board of directors.

Calling Special Meetings of Stockholders	A special meeting of the stockholders for any purpose or purposes may be called at any time only by the chairman of the board, the chief executive officer or by a majority of the board of directors.	A special meeting of the stockholders for any purpose or purposes may be called at any time only by the chairman of the board, the chief executive officer, a majority of the board of directors or by the holders of a majority of the shares of the common stock.

PROPOSAL 3

ELECTION OF DIRECTORS

General

Our board of directors currently consists of nineteen directors, who are divided into the following classes: (i) the class A directors, consisting of eight directors, (ii) the class B directors, consisting of eight directors and (iii) the class C directors, consisting of three directors.

At the annual meeting, the following nineteen nominees are to be considered for election to a term that expires at the earlier of (1) the 2006 annual meeting of our stockholders or until their respective successors are duly elected and qualified or (2) the effective time of the Blackstone merger or the recapitalization merger.

In accordance with our restated certificate of incorporation, the nominees for class A directors have been nominated by our class A director nominating committee, the nominees for class B directors have been nominated by a majority of our class B directors, all of whom serve on the nomination committee for class B directors, and the nominees for class C directors have been nominated by a majority of our class C directors, all of whom serve on the nomination committee for class C directors.

Our board of directors recommends that you vote “FOR” the election of the nominees named in this proxy statement/prospectus. See “—Nominees” below.

Nominees

Class A Directors

Karim Alibhai has served as one of our directors since October 1997. Mr. Alibhai previously served as our President and Chief Operating Officer from October 1997 until his resignation on May 21, 1999. Since his resignation, Mr. Alibhai has been continually active in the hospitality industry and has completed development of several Ritz-Carlton Hotel and Residential projects and also led a convertible preferred investment in Interstate Hotels & Resorts, Inc. Before joining us in October 1997, Mr. Alibhai served as President and Chief Executive Officer of the Gencom Group, an affiliated group of companies that acquired, developed, renovated, leased, and managed hotel properties in the United States and Canada through Gencom American Hospitality. Mr. Alibhai is presently a Principal of the Gencom Group, which he rejoined in 1999, and serves on the board of directors of Interstate Hotels & Resorts, Inc. Mr. Alibhai holds a B.A. from Rice University. Mr. Alibhai is 41 years old.

Leonard Boxer has served as one of our directors since July 1997. He previously served as a director of Patriot American Hospitality, Inc. and its predecessor from September 1995 to July 1997. Mr. Boxer has served as a partner and chairman of the real estate department of the law firm of Stroock & Stroock & Lavan in New York, New York since 1987. Previously, he was a founder, managing partner and head of the real estate department of Olnick Boxer Blumberg Lane & Troy, a real estate law firm in New York. He serves as a member of the Board of Trustees of both New York University and New York University Law School. Mr. Boxer also serves as a member of the board of several New York and national charitable organizations, such as trustee of the National Jewish Center for Immunology and Respiratory Medicine; Chairman of the Board and Trustee of the Jewish Association for Services for the Aged; Chairman of the Board of the Children’s Hearing Institute of Lenox Hill Hospital; Trustee of the Cancer Research Institute (2000-2001); and New York Regional Cabinet of the United States Holocaust Memorial Museum. Mr. Boxer holds a B.S. in accounting and an L.L.B. from New York University. Mr. Boxer is 66 years old.

Adela Cepeda has served as one of our directors since February 2004. Ms. Cepeda founded A.C. Advisory, Inc. in 1995 and since that time has served as its President. Ms. Cepeda serves as a director of the Lincoln National Income Fund, the Lincoln National Convertible Securities Fund, the Fort Dearborn Securities Fund, Amalgamated Bank of Chicago and its affiliated trust company, AmalgaTrust, and UBS Funds. Ms. Cepeda also serves on the boards of Window to the World Communications, Inc., Ravinia Festival Association, The Joffrey Ballet of Chicago and The Chicago Community Trust. Ms. Cepeda holds an A.B. from Harvard College and an M.B.A. from the University of Chicago Graduate School of Business. Ms. Cepeda is 46 years old.

Milton Fine has served as one of our directors since June 1998. Since June 1998, Mr. Fine has been Chairman of FFC Capital Corporation and FFC Hotel Development Corporation. Mr. Fine co-founded Interstate Hotels Company in 1961 and served as its Chairman of the Board before our acquisition of it in June 1998. Mr. Fine also served as the Chief Executive Officer of Interstate Hotels Company through March 1996. In addition, Mr. Fine serves as a trustee of the Carnegie Institute and is on the board of directors of the Carnegie Museum of Art. In addition, he serves as a member of the board of directors of the Andy Warhol Museum in Pittsburgh, Pennsylvania, and as a member of the board of directors of the Norton Museum of Art in Palm Beach, Florida. Mr. Fine holds a B.A. (magna cum laude) and a J.D. from the University of Pittsburgh. Mr. Fine is 79 years old.

Fred J. Kleisner currently serves as our Chairman of the Board, President and Chief Executive Officer. He has served as our Chairman of the Board since October 13, 2000, as our Chief Executive Officer since March 27, 2000 and as our President since December 23, 2004. Mr. Kleisner also previously served as our President from August 1999 to October 2000, and from July 1999 to March 2000, Mr. Kleisner served as our Chief Operating Officer. From March 1998 to August 1999, he served as President and Chief Operating Officer of The Americas for Starwood Hotels & Resorts Worldwide, Inc. Hotel Group. His experience in the industry also includes senior positions with Westin Hotels and Resorts, where he served as President and Chief Operating Officer from 1995 to 1998; Interstate Hotels Company, where he served as Executive Vice President and Group President of Operations from 1990 to 1995; The Sheraton Corporation, where he served as Senior Vice President, Director of Operations, North America Division-East from 1985 to 1990; and Hilton Hotels, where for 16 years he served as General Manager of several landmark hotels, including The Waldorf Astoria and The Waldorf Towers in New York, The Capital Hilton in Washington, D.C., and The Hilton Hawaiian Village in Honolulu. Mr. Kleisner, who holds a B.A. degree in Hotel Management from Michigan State University, completed advanced studies at the University of Virginia and Catholic University of America. Mr. Kleisner is 60 years old.

Rolf E. Ruhfus has served as one of our directors since June 1998. Mr. Ruhfus has served as Chairman of the board of directors and Chief Executive Officer of LodgeWorks Corporation since April 2000 and Wichita Consulting Corporation since 1989. He previously served as Chairman of the board of directors and Chief Executive Officer of Summerfield Hotel Corporation from 1987 through June 1998 when we acquired Summerfield Hotel Corporation. Before founding Summerfield Hotel Corporation, Mr. Ruhfus served as President of Residence Inn Corporation. Mr. Ruhfus currently serves as a director of Innkeepers USA Trust. Mr. Ruhfus holds a B.A. from Western Michigan University, an M.B.A. from the Wharton School of Business and a Ph.D. in Marketing from the University of Münster, Germany. Mr. Ruhfus is 60 years old.

Lynn C. Swann has served as one of our directors since May 2001. Since July 1976, Mr. Swann has served as Chief Executive Officer of Swann, Inc., a privately held communications company. Pursuant to a consulting agreement, Mr. Swann also serves as a consultant to us and assists with the development and expansion of our collegiate and professional sports marketing plans and sales initiatives. Mr. Swann serves as a member of the board of directors of Big Brothers and Big Sisters of America and has previously served in numerous additional capacities on behalf of the organization, including national board chairperson, chairperson for board development and board president. Mr. Swann is also a director of H.J. Heinz Company and Hershey Entertainment and Resort Co. Mr. Swann has served as a professional broadcaster covering a variety of sporting events for the ABC television network since 1976. From 1974 to 1982, Mr. Swann was a wide receiver for the Pittsburgh Steelers and helped lead his team to four Super Bowl victories. Mr. Swann was named Most Valuable Player of Super Bowl X in 1976 and was inducted into the Pro Football Hall of Fame in 2001. In 2002, Mr. Swann was selected to chair the President’s Council on Physical Fitness and Sports. Mr. Swann received a B.A. from the University of Southern California. Mr. Swann is 53 years old.

Sherwood M. Weiser has served as one of our directors since October 1997. Since April 2001, Mr. Weiser has served as the Chairman and Chief Executive Officer of Continental Hospitality Holdings, LLC, a hotel management and development firm. Mr. Weiser previously served as the Chairman and Chief Executive Officer of Carnival Resorts & Casinos, a hotel and gaming management and development firm. In 1970, Mr. Weiser founded The Continental Companies. Carnival Resorts & Casinos was a successor to The Continental Companies. In June 1998, we acquired the hospitality-related businesses of CHC International, Inc., the parent corporation of Carnival Resorts & Casinos. Mr. Weiser serves on the Board of Trustees of the University of Miami, the New World Symphony, the Orange Bowl Committee, and as the Chairman of the board of directors of the Performing Arts Center Foundation of Greater Miami. Mr. Weiser serves as a director of Mellon United National Bank, a subsidiary of Mellon Bank, Interstate Hotels & Resorts, Inc., and Watsco, Inc. He received his B.S. in Commerce from the Ohio State University School of Business and holds an L.L.B. from the Case Western Reserve University School of Law. Mr. Weiser is 74 years old.

Class B Directors

Leon D. Black has served as one of our directors since June 1999. Mr. Black is one of the founding principals of Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds, and Apollo Real Estate Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds. Apollo Advisors, L.P. and Apollo Real Estate Advisors, L.P. were founded in 1990 and 1993, respectively. From 1977 to 1990, Mr. Black worked at Drexel Burnham Lambert Incorporated, where he served as Managing Director, head of the Mergers & Acquisitions Group and co-head of the Corporate Finance Department. Mr. Black also serves as a director of Allied Waste Industries, Inc., AMC Entertainment Inc., Sirius Satellite Radio Inc. and United Rentals, Inc. In addition, he serves as a trustee of Dartmouth College, The Museum of Modern Art, Mount Sinai-NYU Medical Center, Lincoln Center for the Performing Arts, the Metropolitan Museum of Art, Prep for Prep, The Jewish Museum, and The Asia Society. He is also a member of The Council on Foreign Relations, The Partnership for New York City and the National Advisory Board of JPMorgan Chase. Mr. Black graduated summa cum laude from Dartmouth College and holds a B.A. in Philosophy and History. Mr. Black also received an MBA from Harvard Business School in 1975. Mr. Black is 53 years old.

Thomas H. Lee has served as one of our directors since June 1999. He founded Thomas H. Lee Company in 1974 and since that time has served as its President. Thomas H. Lee Company changed its name in July 1999 to Thomas H. Lee Partners. Since July 1999, he has served as Chairman and Chief Executive Officer of Thomas H. Lee Partners and as President of Thomas H. Lee Capital. From 1966 through 1974, Mr. Lee was employed by First National Bank of Boston where he directed the bank’s high technology lending group from 1968 to 1974 and became a Vice President in 1973. Before 1966, he served as a securities analyst in the institutional research department of L.F. Rothschild & Co. in New York. Mr. Lee currently is a director of Metris Companies, Inc., Miller Import Corporation, The Smith & Wollensky Restaurant Group, Inc., Vail Resorts, Inc. and Vertis Holdings, Inc. In addition, Mr. Lee serves as a trustee or overseer of a number of civic and charitable organizations including, in Boston, Beth Israel Deaconess Medical Center, Brandeis University, Harvard University and the Museum of Fine Arts, as well as, in New York City, the Lincoln Center for the Performing Arts, Mount Sinai-NYU Medical Center and the Whitney Museum of American Art. Mr. Lee is a 1965 graduate of Harvard College. Mr. Lee is 61 years old.

Alan M. Leventhal has served as one of our directors since June 1999. Since March 1998, Mr. Leventhal has served as Chairman and Chief Executive Officer of Beacon Capital Partners. Prior to founding the Company, Mr. Leventhal served as President and Chief Executive Officer of Beacon Properties Corporation, one of the largest real estate investment trusts (REIT) in the United States. Mr. Leventhal is Chairman of Boston University’s Board of Trustees, and a trustee of Northwestern University. He also serves on the board of the Pension Real Estate Association (PREA), the Board of Overseers for the Amos Tuck School of Business Administration at Dartmouth, the Dartmouth Real Estate Advisory Committee and the board of the Damon Runyon Cancer Research Foundation. Mr. Leventhal has lectured at the Amos Tuck School of Business Administration at Dartmouth College and Massachusetts Institute of Technology Center for Real Estate. Mr. Leventhal was awarded the Realty Stock Review’s “Outstanding CEO Award” for 1996 and 1997, and the

Commercial Property News “Office Property Executive of the Year” for 1996. Mr. Leventhal received his B.A. in Economics from Northwestern University in 1974 and his M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College in 1976. Mr. Leventhal is 52 years old.

William L. Mack became a director of Wyndham in June 1999. Mr. Mack is a founding Principal and Managing Partner of Apollo Real Estate Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds. Beginning in 1969, Mr. Mack served as Managing Partner of the Mack Company, a privately held real estate company that was merged with the Cali Realty Corporation (now Mack-Cali Realty Corporation) of which Mr. Mack serves as the Chairman of the Board. Mr. Mack is the Chairman of the Board for the Solomon R. Guggenheim Foundation. Mr. Mack Is a Director of the City and Suburban Financial Corporation. Mr. Mack is a board member of the Regional Advisory Board of JPMorgan Chase. Mr. Mack is a former Director of The Bear Stearns Companies, Inc. and Vail Resorts, Inc. Mr. Mack is a Trustee of the University of Pennsylvania, a member of the Board of Overseers of the Wharton School, a Chairman of the Facilities & Campus Planning Committee, a former Trustee of the University of Pennsylvania Health System Board of Trustees Executive Committee, and a former Vice Chairman of the Real Estate Center Advisory Board. Mr. Mack attended the Wharton School of Business and Finance at the University of Pennsylvania and received a B.S. degree in Business Administration, Finance and Real Estate from New York University. Mr. Mack is 65 years old.

Lee S. Neibart has served as one of our directors since June 1999. Mr. Neibart has been a Senior Partner of Apollo Real Estate Advisors since 1993 and is responsible for the operations and management of its Funds. From 1989 to 1993, Mr. Neibart was Executive Vice President & Chief Operating Officer of the Robert Martin Company, a real estate development and management firm with a portfolio of approximately seven million square feet of commercial real estate and with which he was associated for over 14 years. Mr. Neibart is a director of Meadowbrook Golf Group, Inc., a golf course manager, developer and owner. He is also a past President of the New York Chapter of the National Association of Industrial and Office Parks. Mr. Neibart received a B.A. from the University of Wisconsin and an M.B.A. from New York University. Mr. Neibart is 54 years old.

Eric L. Press became a director of Wyndham in May 2005. Mr. Press, a partner of Apollo Management, joined Apollo in 1998. From 1992 to 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz specializing in mergers, acquisitions, restructurings and related financing transactions. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group. Mr. Press currently serves on the board of directors of Quality Distribution, Inc. He also serves on the board of the Rodeph Sholom School. Mr. Press graduated magna cum laude from Harvard College with an A.B. in Economics, and from Yale Law School. Mr. Press is 39 years old.

Scott A. Schoen has served as one of our directors since June 1999. Mr. Schoen has been employed by Thomas H. Lee Partners, L.P., formerly known as Thomas H. Lee Company, since 1986 and currently serves as a Managing Director. Mr. Schoen currently serves as a director of A.R.C. Holdings, LLC, Axis Specialty Limited, The Simmons Company, Syratech Corporation, TransWestern Publishing, L.P. and United Industries Corporation. Prior to joining Thomas H. Lee Partners, L.P., Mr. Schoen was in the Private Finance Department of Goldman, Sachs & Co. Mr. Schoen is a Vice Chairman of the Board of the United Way of Massachusetts Bay, and also a member of the Advisory Board of the Yale School of Management. Mr. Schoen received a B.A. in History from Yale University, a J.D. from Harvard Law School and an M.B.A. from the Harvard Graduate School of Business Administration. He is a member of the New York Bar. Mr. Schoen is 46 years old.

Scott M. Sperling has served as one of our directors since June 1999. Since 1994, Mr. Sperling has been a Managing Director of Thomas H. Lee Partners and Trustee and General Partner of various THL Equity Funds. Mr. Sperling is also President of TH Lee, Putnam Capital. Mr. Sperling is currently a Director of Fisher Scientific International, Inc., Vertis, Inc., Houghton Mifflin Co., LiveWire Systems, LLC, Warner Music Group

and several private companies. During the 10 years before joining Thomas H. Lee Partners, Mr. Sperling served as Managing Partner of the Aeneas Group, the private capital affiliate of the Harvard Management Company, Inc. Before 1984, Mr. Sperling served as a Senior Consultant with the Boston Consulting Group, Inc. focusing on business and corporate strategies. He holds an M.B.A. degree from Harvard University and a B.S. from Purdue University. Mr. Sperling is 47 years old.

Class C Directors

Marc A. Beilinson has served as one of our directors since February 2004. Mr. Beilinson is a shareholder of Pachulski, Stang, Ziehl, Young, Jones & Weintraub PC, a nationally recognized boutique law firm specializing in corporate reorganization, and currently serves on the board of directors of the University of California Davis Law School. Mr. Beilinson served as the Chief Executive Officer of Adaptive Power Solutions, a government defense contractor that manufactured components for many U.S. strategic missile programs. Mr. Beilinson is currently an officer and director of RPD Catalyst, a private real estate investment firm. Prior to joining his current firm, Mr. Beilinson was a shareholder in the law firm of Buchalter, Nemer, Fields & Younger PC. Mr. Beilinson received his B.A. (magna cum laude) from UCLA and his J.D. from UC Davis Law School. Mr. Beilinson is 47 years old.

Lee Hillman has served as one of our directors since July 2004. Mr. Hillman has served as President of Liberation Investment Advisory Group, LLC and Liberation Management Services, LLC since 2003. From 1991 to 1996, Mr. Hillman was Chief Financial Officer of Bally Entertainment Corporation, a publicly traded diversified operator of hotels, casino resorts, and other leisure properties, from 1996 to 2002, Chief Executive Officer, President and a director, and from 2000 to 2002 Chairman of the Board, of Bally Total Fitness Holding Corporation, a publicly traded, owner and operator of health and fitness clubs. From 1989 to 1991, Mr. Hillman was a partner in Ernst & Young. Mr. Hillman is a member of the University of Pennsylvania Center for Community Partnership board of directors, the University of Chicago Graduate School of Business Advisory Council and the Heartland Alliance for Human Needs and Human Rights board of directors. Mr. Hillman serves on the board of directors of RCN Corporation and Lawson Products, Inc. Mr. Hillman received a B.S. in finance and accounting from the Wharton School of Business and Finance at the University of Pennsylvania and an M.B.A. in finance and accounting from the Graduate School of Business at the University of Chicago. Mr. Hillman is 49 years old.

Lawrence J. Ruisi has served as one of our directors since April 2004. Mr. Ruisi was President and Chief Executive Officer of Loews Cineplex Entertainment Corporation from 1998 to 2002. From 1990 to 1998, he was associated with Sony Corporation of America, serving as Executive Vice President from 1990 to 1998 of Sony Pictures Entertainment. He served as President of Sony Retail Entertainment from 1994 to 1998. Mr. Ruisi is a certified public accountant and worked as senior audit manager from 1970 to 1983 for Price Waterhouse & Co. In 2000 and 2001, many of the large motion picture theatre chains were severely impacted by the overbuilding of theatres and unfavorable film performance; of the ten largest chains, seven (including Loews Cineplex Entertainment), were reorganized under federal bankruptcy laws or executed out-of-court financial restructuring. Loews Cineplex filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in 2001 and was discharged from these proceedings in 2002. Mr. Ruisi received a B.S. in Accounting and an M.B.A. from St. John’s University. Mr. Ruisi is 57 years old.

Meetings and Committees of Our Board of Directors; Director Independence

Our board of directors held 11 meetings during 2004. All of our directors attended at least 75% of the aggregate number of meetings of our board of directors held during 2004. While we do not have a formal policy requiring them to do so, we encourage our directors to attend our annual meeting of stockholders. One director attended our 2004 annual meeting. The board of directors has a standing executive committee, capital commitments committee, audit committee, compensation committee, and separate nomination committees for class A directors, for class B directors and for class C directors. Set forth below are descriptions of the standing committees of our board of directors and the names of the current members of such committees.

Executive Committee. Our executive committee consisted of Messrs. Alibhai, Fine, Kleisner, Leventhal, Mack, Sperling and Mark J. Rowan, who served on our board of directors until May 17, 2005. Effective as of May 17, 2005, Mr. Press replaced Mr. Rowan on the committee. In addition, Elizabeth Schroeder, in her capacity as our Chief Financial Officer, and Mark Solls, in his capacity as our General Counsel and Secretary, serve on the committee in an ex officio capacity. Our executive committee has the full power and authority of our board of directors in the management of our business and affairs between meetings of our board of directors, except that our executive committee cannot effect certain fundamental corporate actions as provided under Delaware law. In addition, final approval of our full board of directors is required for any of the following: (i) any individual transaction involving the issuance of debt securities by us or any of our subsidiaries involving aggregate proceeds to us in excess of $75,000,000 or the issuance of equity securities by us or any of our subsidiaries involving aggregate proceeds to us in excess of $10,000,000; (ii) any transaction constituting a “change of control” of us within the meaning of such term under the securities purchase agreement, dated as of February 18, 1999, by and among us and the other parties thereto; (iii) entry by us into a new line of business; (iv) any capital commitment by us where our share of the commitment involved exceeds $75,000,000; (v) any transaction that provides a disproportionate benefit to the holders of our series B preferred stock; (vi) any change to the scope of the authority or the identity of the members of our executive committee, our audit committee, our compensation committee or our capital commitments committee; and (vii) any change to the classification of our directors. Our executive committee held no meetings during 2004. None of the committee members attended less than 75% of the aggregate number of meetings of this committee held during 2004.

Capital Commitments Committee. Our capital commitments committee consists of Messrs. Kleisner, Rowan and Sperling (or in Mr. Sperling’s absence, Mr. Schoen). Effective as of May 17, 2005, Mr. Press replaced Mr. Rowan on the committee. In addition, Ms. Schroeder, in her capacity as our Chief Financial Officer, and Mr. Solls, in his capacity as our General Counsel and Secretary, serve on this committee in an ex officio capacity. Our capital commitments committee facilitates the execution of our business strategy and our oversight of our business and affairs. Our capital commitments committee has the full power and authority of our executive committee in the management of our business and affairs between meetings of our executive committee, except that the final approval of our executive committee or our full board of directors, as appropriate, is required in connection with any transaction where our share of the capital commitment exceeds $20,000,000 per annum. Our capital commitments committee held 2 meetings during 2004. None of the committee members attended less than 75% of the aggregate number of meetings of this committee held during 2004.

Audit Committee. In accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Wyndham’s board of directors has established an Audit Committee, which currently consists of Mr. Beilinson, Mr. Ruisi and Ms. Cepeda. The board of directors has determined that Ms. Cepeda is the “audit committee financial expert,” as such term is defined in the rules and regulations promulgated by the Securities and Exchange Commission and that Ms. Cepeda and the other members of the audit committee are “independent,” in accordance with the Company Guide of the AMEX. The board of directors has determined that Ms. Cepeda is the “audit committee financial expert,” as such term is defined in the rules and regulations promulgated by the Securities and Exchange Commission and that Ms. Cepeda and the other members of the audit committee are “independent,” in accordance with the Company Guide of the AMEX. The board of directors adopted a written audit committee charter. As more fully set forth in our audit committee charter, our audit committee makes recommendations concerning our engagement of independent public accountants, reviews with our independent public accountants, the plans and results of the audit engagement, approves professional services provided by our independent public accountants, reviews the independence of our independent public accountants, considers the range of audit and non-audit fees, reviews the adequacy of our internal accounting controls and reviews related-party transactions. Our audit committee held 13 meetings during 2004. None of the committee members attended less than 75% of the aggregate number of meetings of this committee held during 2004.

Compensation Committee. Our compensation committee consisted of Messrs. Boxer, Clark, Rowan, Schoen and Weiser until Mr. Clark resigned as a class C director on January 31, 2004. Ms. Cepeda joined the compensation committee on February 11, 2004. Our compensation committee determines the compensation of our executive officers and directors and administers the second amendment and restatement of our 1997 incentive plan. Our compensation committee held 6 meetings during 2004. None of the committee members attended less than 75% of the aggregate number of meetings of this committee held during 2004.

Nominating Committees. Our board has separate nominating committees for class A directors, class B directors and class C directors. None of these nominating committees has a charter.

Class A Director Nominating Committee. Our restated certificate of incorporation provides that the nominees for the class A directors shall be nominated by a class A director nominating committee, which shall consist of each of our class C directors currently in office and the same number of our class A directors currently in office, who shall be selected by a majority vote of our class A directors currently in office. Our class A director nominating committee consisted of Messrs. Beilinson, Hillman, Ruisi, Boxer, Ruhfus and Weiser. On June 21, 2005 our class A directors selected Messrs. Alibhai, Boxer, Fine, Kleisner, Ruhfus, Swann, Weiser and Ms. Cepeda to serve as the class A directors on our class A director nominating committee for 2005. On June 21, 2005, our class A director nominating committee selected the nominees for class A directors. Messrs. Beilinson, Hillman, Ruisi, Boxer and Weiser, current members of the class A director nominating committee, are “independent,” as such term is defined by Section 121A of the Company Guide of the AMEX. The AMEX does not require that directors be elected by an independent nominating committee, if a listed company is subject to a binding obligation that requires a director nomination structure that is inconsistent with such requirement and that obligation pre-dates the approval of such AMEX requirement. Our certificate of incorporation requires a director nomination structure that is inconsistent with such requirement, and it predates approval of the AMEX requirement. Our class A director nominating committee held one meeting during 2004. All of the committee members attended at least 75% of the aggregate meetings of the Class A Director Nominating Committee in 2004.

Process for Selecting Nominees for Class A Directors. The class A director nominating committee is responsible for identifying, evaluating and recommending candidates for class A directors to the board of directors. The class A director nominating committee identifies potential nominees by asking current directors and executive officers to notify the class A director nominating committee if such directors and executive officers become aware of persons, meeting the general criteria described below, who have had a change in circumstances that might make such persons available to serve on the board of directors—for example, retirement of a person as a chief executive officer of a public company or from government or military service. The class A director nominating committee may also periodically engage firms that specialize in identifying candidates for director. As described below, the class A director nominating committee will consider candidates recommended by stockholders.

Once a person has been identified by the class A director nominating committee as a potential candidate, the class A director nominating committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the class A director nominating committee determines that a potential candidate warrants further consideration, the chair or another member of the class A director nominating committee would contact the person. Generally, the class A director nominating committee would review the person’s accomplishments and qualifications in light of the accomplishments and qualifications of any other candidates that the class A director nominating committee may be considering and conduct one or more interviews with the candidate. In certain instances, a member of the class A director nominating committee may contact one or more references provided by the candidates or may contact other members of the business community or other persons that may have first-hand knowledge of the candidate’s accomplishments.

The class A director nominating committee does not set specific, minimum qualifications for nominees for the position of director. Candidates, however, should show leadership in their particular fields and have the ability to exercise sound business judgment. The class A director nominating committee will select candidates to recommend to the board of directors with the goal of enhancing the board of directors’ ability to manage and direct the affairs and business of Wyndham on the basis of, among other things, experience, knowledge, skills, expertise, integrity, diversity, ability to make independent analytical inquiries, and understanding of Wyndham’s business environment. When applicable, the class A director nominating committee will select a candidate with the potential to enhance the ability of committees of the board of directors to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or the Company Guide of the AMEX.

There are no differences in how the class A director nominating committee would evaluate a nominee recommended by a stockholder and a nominee identified by the class A director nominating committee.

Stockholders may recommend to the class A director nominating committee candidates for the board of directors if Wyndham receives such recommendations at least 120 days before the anniversary date of Wyndham’s most recent annual meeting. In considering the candidates submitted by stockholders, the class A director nominating committee will consider the needs of the board of directors and the qualifications of the candidates.

Stockholders who want to recommend a person as a candidate for the board of directors of Wyndham may do so by sending the following information to the class A director nominating committee of the board of directors of Wyndham, c/o Mark Solls, Secretary, Wyndham International, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207: (1) name and address of the candidate; (2) a brief biographical sketch and resume of the candidate; (3) contact information for the candidate; (4) a document evidencing the candidate’s willingness to serve as a director if elected; and (5) a signed statement as to the submitting stockholder’s current status as a stockholder and the number of shares the submitting stockholder holds at the time of the recommendation.

Wyndham paid a fee to Boardroom Bound, a third party search firm, to identify Ms. Cepeda as a potential nominee for class A director. Wyndham does not currently pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees for class A directors.

Class B Director Nominating Committee. As provided in our restated certificate of incorporation, the nominees for the class B directors are selected by a majority vote of our class B directors, all of whom serve on the nomination committee for class B directors. On June 21, 2005, our nomination committee for class B directors selected the nominees for class B directors. Messrs. Black, Mack and Neibart, current class B directors, are not “independent,” as such term is defined by Section 121A of the Company Guide of the AMEX. The AMEX does not require that directors be elected by an independent nominating committee, if a listed company is subject to a binding obligation that requires a director nomination structure that is inconsistent with such requirement and that obligation pre-dates the approval of such AMEX requirement. Our certificate of incorporation requires a director nomination structure that is inconsistent with such requirement, and it pre-dates approval of the AMEX requirement. Our class B director nominating committee held no meetings during 2004, but instead acted by unanimous written consent.

The nominating committee for class B directors does not have a process for identifying, evaluating and recommending candidates for class B directors. Because the class B directors are elected by only the holders of series B preferred stock, the nominating committee for class B directors does not consider stockholder recommendations of candidates for directors and therefore does not operate under a policy with regard to the consideration of any director candidates recommended by stockholders. The class B director nominating committee has not set specific, minimum qualifications for nominees for the position of director.

Currently, Wyndham does not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees for class B directors.

Class C Director Nominating Committee. As provided in our restated certificate of incorporation, the nominees for the class C directors are selected by a majority vote of our class C directors, all of whom serve on the nomination committee for class C directors. On June 21, 2005, our nomination committee for class C directors selected their respective nominees for class C directors. All of the class C directors are “independent,” as such term is defined by Section 121A of the Company Guide of the AMEX. The AMEX does not require that directors be elected by an independent nominating committee, if a listed company is subject to a binding obligation that requires a director nomination structure that is inconsistent with such requirement and that obligation pre-dates the approval of such AMEX requirement. Our certificate of incorporation requires a director nomination structure that is inconsistent with such requirement, and it pre-dates approval of the AMEX requirement. Our class C director nominating committee held no meetings during 2004, but instead acted by unanimous written consent.

The nomination committee for class C directors uses the same process as the class A director nominating committee for identifying and evaluating nominees for class C director, including nominees recommended by stockholders. The nomination committee for class C directors will consider candidates recommended by stockholders and operates under the policy of the class A director nominating committee with regard to the consideration of any director candidates recommended by stockholders. There are no differences in how the nomination committee for class C directors would evaluate a nominee recommended by a stockholder and a nominee identified by the nomination committee for class C directors. Stockholders who want to recommend candidates for director to the nomination committee for the class C directors should follow the procedures of the class A director nominating committee for such recommendations, except that the recipient of the recommendation should be the nomination committee for the class C directors.

Messrs. Beilinson and Ruisi were recommended for nomination as class C directors by non-management directors. Currently, Wyndham does not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees for class C directors.

Director Independence. Our board of directors has determined that the following directors satisfy the independence requirements of the AMEX other than those applicable to audit committee members: class A directors—Messrs. Boxer, Fine and Weiser and Ms. Cepeda; class B directors—Messrs. Lee, Leventhal, Press, Schoen and Sperling; class C directors—Messrs. Beilinson, Hillman and Ruisi. However, these directors would not necessarily be independent for purposes of the minority protection covenants in the recapitalization agreement. See “Proposal 2—Adoption of the Recapitalization Agreement—The Recapitalization Agreement—Governance and Minority Protection Covenants.”

Stockholder Communications with Board of Directors

The board of directors has adopted a process by which Wyndham’s stockholders can communicate with the directors in writing. Any stockholder who wants to communicate with the board of directors, or any one of the directors, may send a letter to Wyndham International, Inc. Board of Directors, c/o Mark Solls, Secretary, Wyndham International, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207. The board of directors has instructed Wyndham’s Secretary to forward promptly all communications received to the board of directors or, if an individual director is the recipient, to that director.

Code of Ethics

Wyndham has adopted a Code of Ethics, which applies to Wyndham’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer as well as to all directors, officers and employees. These materials are available on Wyndham’s website at www.wyndham.com. Wyndham intends to satisfy any disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Ethics by posting such information on Wyndham’s website at www.wyndham.com. As required by the Company Guide of the AMEX, any waivers of the code of ethics for directors or executive officers must be approved by Wyndham’s board of directors and disclosed on a Form 8-K filed with the Securities and Exchange Commission within 5 days of a waiver.

Director Compensation

Currently, we pay all of our directors who are not employed by us an annual retainer fee as follows:

•	our class A directors receive an annual retainer fee of $20,000;

•	our class B directors receive no annual retainer fee; in lieu of a cash retainer fee, Wyndham has agreed to make charitable contributions of hotel stays, as directed by our class B directors, in an annual amount equal to $100,000 (as more fully described below); and

•	our class C directors receive an annual retainer fee of $20,000.

In addition, except for our class B directors, each of our directors is paid $1,000 for attendance, whether in person or telephonic, at each meeting of our board of directors. Except for our class B directors, each of our directors is paid $1,000 for attendance, whether in person or telephonic, at each meeting of the Class A Nominating Committee of which such director is a member, $1,250 for each meeting of the Compensation Committee, and $3,500 for each meeting of the Audit Committee. The chairperson of the Audit Committee receives an additional $10,000 annually. Both the annual retainer fee and meeting fees are payable in cash, with the exception of the annual retainer and meeting fees for Mr. Boxer which are paid 50% in cash and 50% in shares of our class A common stock. In addition, we reimburse our directors for any out-of-pocket expenses incurred by them in connection with their service on our board of directors. We do not pay any director who is employed by us any fees for his or her service on our board of directors or any committee thereof.

Since June 1999, in lieu of paying a cash retainer to our class B directors, Wyndham has agreed to make charitable contributions of hotel stays, as directed by the class B directors, in an annual amount equal to $100,000. After the effective time of the recapitalization merger, our current class B directors would continue to have the right to direct up to approximately $350,000 in charitable contributions that had not yet been made. In addition, following the effective time of the recapitalization merger, all Wyndham directors (including any of our current class B directors that continue as directors following the effective time of the merger recapitalization) would receive the same compensation that our class A and class C directors currently receive.

We grant each of our newly elected non-employee directors a non-qualified stock option to purchase 22,500 shares of our class A common stock upon his or her initial election to our board of directors. In addition, we grant each newly appointed non-employee member of our class A director nominating committee an option to purchase 7,500 shares of our class A common stock upon his or her initial appointment to such committee; we grant each newly appointed non-employee member of our compensation committee an option to purchase 22,500 shares of our class A common stock upon his or her initial appointment to such committee; and we grant each newly appointed non-employee member of our audit committee an option to purchase 37,500 shares of our class A common stock upon his or her initial appointment to such committee. Each option has an exercise price equal to the closing price of our class A common stock on the date of grant as reported on the AMEX, has a term of 10 years and vests quarterly in equal installments over a three-year period, subject to the director’s continued service on our board of directors or applicable committee, as the case may be, until the date of vesting.

EXECUTIVE OFFICERS OF WYNDHAM

Set forth below are the names, ages and certain other information concerning our executive officers:

Fred J. Kleisner is the Chairman, President and Chief Executive Officer. He has served as Chairman of the Board since October 13, 2000 and as Chief Executive Officer since March 27, 2000. From July 1999 to October 2000, Mr. Kleisner served as President. From July 1999 to March 2000, Mr. Kleisner also served as Chief Operating Officer. From March 1998 to August 1999, he was President and Chief Operating Officer of The Americas, for Starwood Hotels & Resorts Worldwide, Inc. Hotel Group. His experience in the industry also includes senior positions with Westin Hotels and Resorts, where he was President and Chief Operating Officer from 1995 to 1998; Interstate Hotels, where he was Executive Vice President and Group President of Operations from 1990 to 1995; The Sheraton Corporation, where he was Senior Vice President, Director of Operations, North America Division-East from 1985 to 1990; and Hilton Hotels, where for 16 years he served as General Manager of several landmark hotels, including The Waldorf Astoria and The Waldorf Towers in New York, The Capital Hilton in Washington, D.C. and The Hilton Hawaiian Village in Honolulu. Mr. Kleisner, who holds a B.A. degree in Hotel Management from Michigan State University, completed advanced studies at the University of Virginia and Catholic University of America. Mr. Kleisner is 60 years old.

Mark A. Solls became our Executive Vice President, General Counsel and Secretary in September 2002. He previously served as Vice President, General Counsel and Secretary with Dal-Tile International, Inc. from 1998 to 2002. Prior to Dal-Tile, Mr. Solls served as Vice President, General Counsel and Secretary for Pronet Inc. from 1993 to 1997. Mr. Solls obtained his B.A. in Finance from the University of Illinois and his law degree from Southern Illinois University. Mr. Solls is 48 years old.

Judy Hendrick was named our Executive Vice President and Chief Investment Officer in October 2004. Ms. Hendrick previously served as Senior Vice President of Finance and Treasurer. She joined us in 1993 as Finance Manager. Prior to joining Wyndham, Ms. Hendrick held commercial lending positions with InterFirst Bank Dallas where she was Vice President of Real Estate Lending. Ms. Hendrick holds a B.S. degree from Kansas State University and a master’s in business administration from the University of Texas at Dallas. Ms. Hendrick is 51 years old.

Elizabeth Schroeder became our Executive Vice President and Chief Financial Officer in October 2004 and is responsible for finance strategy and operations. Ms. Schroeder joined us in August 1998 as Vice President of Finance. She previously held executive positions in financial reporting, planning and analysis with American General Hospitality Corporation, where she was the Corporate Controller. Ms. Schroeder earned her bachelor’s degree from Louisiana State University and is a certified public accountant. Ms. Schroeder is 39 years old.

Timothy L. Fielding was named Executive Vice President and Chief Accounting Officer in October 2004. Mr. Fielding joined us in July 1995 as Director of Corporate Finance. Prior to joining Wyndham, Mr. Fielding served two years as the Director of Corporate Finance with Medical Care America and ten years with KPMG Peat Marwick working with public and private companies in the real estate, broker/dealer, banking and manufacturing industries. Mr. Fielding received bachelor’s and master’s degrees in accounting from Sam Houston State University and is a certified public accountant. Mr. Fielding is 44 years old.

Andrew Jordan became our Executive Vice President, Chief Marketing Officer in April 2003 and oversees the operations of the sales, revenue management, marketing and corporate communications departments. Mr. Jordan joined Wyndham in 1998 as Senior Vice President of Marketing, responsible for positioning Wyndham as a leading, upscale hotel brand in North America. He previously served as President of U.S. Sales and Marketing for Club Med. Prior to that, he was part of the global marketing team for The Coca-Cola Company in Atlanta, and spent the prior ten years with major advertising agencies in New York, including Lowe & Partners, Wells Rich Green and Ogilvy & Mather. Mr. Jordan received his master’s degree from New York University and undergraduate degree from the University of Texas in Austin. Mr. Jordan is 42 years old.

Michael A. Grossman became our Executive Vice President, Asset Management/Owned Assets in October 2004 and is responsible for the asset management function related to our owned properties. Additionally, he has oversight of our hotel management services division, where he leads the team that manages non-proprietary branded properties owned by Wyndham and third party owners. He had previously served as Executive Vice President and divisional President of the management services division since January 1998. From 1977 to 1993, Mr. Grossman owned and operated Grossman and Associates, a hotel management company. Mr. Grossman joined Patriot American Hospitality L.P. in August 1993 as a Senior Vice President heading up its hotel division. Mr. Grossman was subsequently appointed Chief Operating Officer of Gencom American Hospitality, which initially served as a third party manager for Patriot and was subsequently acquired by Patriot. Mr. Grossman holds a B.B.A. from the University of Texas and a J.D. from Southern Methodist University. Mr. Grossman is 52 years old.

Mark Hedley was named Executive Vice President and Chief Information Officer in January 2005 and is responsible for driving strategic technology initiatives throughout the company and overseeing casino gaming operations in Puerto Rico. Mr. Hedley was formerly our Senior Vice President and Chief Technology Officer. Prior to joining Wyndham in 2000, Mr. Hedley served as vice president, information technology for Sun International, North America. He was previously vice president and chief information officer of Caesars World, Inc. and held other senior technology and information systems positions with Caesars World, Inc. and ITT Sheraton organizations. Mr. Hedley received a B.A. in hotel, restaurant and institutional management from Michigan State University. Mr. Hedley is 41 years old.

We have a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, which can be found at our Web site, www.wyndham.com. We will post any amendments to the Code of Business Conduct and Ethics, as well as any waivers that are required to be disclosed by the rules of the SEC on our Web site. Information on Wyndham’s Web site is not incorporated by reference into this proxy statement/prospectus.

EXECUTIVE COMPENSATION

The following table sets forth, as to our Chief Executive Officer and as to each of our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2004 (Wyndham did not have any other executive officers as of December 31, 2004) and two other individuals who served as executive officers during the 2004 fiscal year and would have been included among our most highly compensated executive officers if they had been serving as executive officers as of December 31, 2004, information concerning all compensation paid for services to us in all capacities for each of the last three fiscal years. We will refer to our chief executive officer and our three other most highly compensated executive officers as the “named executive officers” in this proxy statement/prospectus.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation							Long-Term Compensation
		Salary		Bonus			Other Annual Compensation (1)		Restricted Stock Awards(2)			Securities Underlying Options(#)	All Other Compensation
(a)	(b)	(c)		(d)			(e)		(f)			(g)	(i)
Fred J. Kleisner Chairman of the Board, President and Chief Executive Officer	2004 2003 2002	$ $ $	683,500 683,500 680,192	$ $ $	1,071,086 2,579,368 116,325	(3) (5)	$ $ $	— — —	$ $ $	— — 522,755	(7)	— — —	$ $ $	17,900 22,122 35,281	(4) (6) (8)

Mark A. Solls Executive Vice President— General Counsel and Chief Legal Officer	2004 2003 2002	$ $ $	350,002 350,002 87,500	$ $ $	302,751 297,501 88,472		$ $ $	— — —	$ $ $	— — 238,000	(11)	— — —	$ $ $	1,161 581 —	(9) (10)

Michael A. Grossman Executive Vice President— Management Services Division	2004 2003 2002	$ $ $	333,301 333,301 331,947	$ $ $	273,307 83,325 49,995		$ $ $	— — —	$ $ $	— — —		— — —	$ $ $	1,043 180 385	(12) (13) (14)

Andrew Jordan Executive Vice President— Sales and Marketing	2004 2003 2002	$ $ $	300,000 283,760 226,093	$ $ $	259,500 255,000 30,719		$ $ $	— — —	$ $ $	— — —		— — —	$ $ $	1,751 341 —	(15) (16)

Theodore Teng President and Chief Operating Officer(17)	2004 2003 2002	$ $ $	571,516 544,301 550,562	$ $ $	470,820 462,656 81,645		$ $ $	— 82,911 —	$ $ $	— — 580,000	(20)	— — —	$ $ $	2,315 111,111 576,136	(18) (19) (21)

Richard A. Smith Executive Vice President— Chief Financial Officer(22)	2004 2003 2002	$ $ $	402,213 444,425 366,154	$ $ $	— 378,251 141,750		$ $ $	— — —	$ $ $	— — 116,000	(25)	— — —	$ $ $	842 4,756 6,098	(23) (24) (26)

(1)	No perquisites paid to named executive officers in 2002, 2003 or 2004 exceeded the lesser of $50,000 or 10% of the total annual base salary and bonus disclosed in this table for the respective officers. The amounts listed represent reimbursement of taxes with respect to the debt forgiveness disclosed in “All Other Compensation.” For the year 2002, the amounts paid with respect to reimbursement of taxes were disclosed as “All Other Compensation.”
(2)	As of December 31, 2004, the aggregate value of outstanding restricted stock and restricted stock units held by Named Executive Officers was as follows: Mr. Kleisner—$2,262,488; Mr. Solls—$833,000; Mr. Grossman $289,567; and Mr. Jordan $636,650.
(3)	Such amount includes $500,000 of a $2,000,000 retention bonus received by Mr. Kleisner in consideration of services to be provided through March 31, 2006. Mr. Kleisner is obligated to repay the retention bonus if, prior to March 31, 2006, Mr. Kleisner’s employment with us is terminated by Mr. Kleisner without “good reason” or by us for “cause.”
(4)	Such amount includes $17,900 of imputed interest from a non-interest bearing note.
(5)	Such amount includes $1,500,000 of a $2,000,000 retention bonus received by Mr. Kleisner in consideration of services to be provided through March 31, 2006. Mr. Kleisner is obligated to repay the retention bonus if, prior to March 31, 2006, Mr. Kleisner’s employment with us is terminated by Mr. Kleisner without “good reason” or by us for “cause.”
(6)	Such amount includes $3,810 of insurance premiums and $18,312 of imputed interest from a non-interest bearing note.
(7)	On January 7, 2002, we granted Mr. Kleisner 901,250 restricted units in exchange for the 901,250 options cancelled in January 2002. Each restricted unit entitles Mr. Kleisner to receive one share of our class A common stock upon the satisfaction of certain vesting requirements. The restricted units vest on the third, fourth and fifth anniversaries of the date of grant. The market value of the shares of our class A common stock underlying the restricted units on the date of grant was $.58 per share.
(8)	Such amount includes $10,294 of insurance premiums and $24,987 of imputed interest from a non-interest bearing note.
(9)	Such amount includes $1,161 of life insurance premiums.

(10)	Such amount includes $581 of life insurance premiums.
(11)	On September 30, 2002, we granted Mr. Solls 700,000 restricted units. Each restricted unit entitles Mr. Solls to receive one share of our class A common stock upon the satisfaction of certain vesting requirements. The restricted units vest on the third, fourth and fifth anniversaries of the date of grant. The market value of the shares of our class A common stock underlying the restricted units on the date of grant was $.34 per share.
(12)	Such amount includes $1,043 of life insurance premiums.
(13)	Such amount includes $180 of life insurance premiums.
(14)	Such amount includes $385 of life insurance premiums.
(15)	Such amount includes $1,751 of life insurance premiums.
(16)	Such amount includes $341 of life insurance premiums.
(17)	Mr. Teng resigned his position as our President and Chief Operating Officer effective December 23, 2004.
(18)	Such amount includes $2,315 of life insurance premiums.
(19)	Such amount represents debt forgiveness of $111,111.
(20)	On January 7, 2002, we granted Mr. Teng 1,000,000 restricted units in exchange for the 1,000,000 options cancelled in January 2002. Each restricted unit entitled Mr. Teng to receive one share of our class A common stock upon the satisfaction of certain vesting requirements. The restricted units provided that they would vest on the third, fourth and fifth anniversaries of the date of grant. The market value of the shares of our class A common stock underlying the restricted units on the date of grant was $.58 per share. Upon Mr. Teng’s resignation, all then unvested restricted stock units were immediately vested pursuant to an agreement with Wyndham.
(21)	Such amount includes $570,989 of debt forgiveness, including associated taxes, and $5,147 of insurance premiums.
(22)	Mr. Smith resigned his position as our Executive Vice President-Chief Financial Officer effective October 29, 2004.
(23)	Such amount includes $842 of insurance premiums.
(24)	Such amount includes $4,756 of insurance premiums.
(25)	On January 7, 2002, we granted Mr. Smith 200,000 restricted units. Each restricted unit entitled Mr. Smith to receive one share of our class A common stock upon the satisfaction of certain vesting requirements. The restricted units provided that they would vest on the third, fourth and fifth anniversaries of the date of grant. The market value of the shares of our class A common stock underlying the restricted units on the date of grant was $.58 per share. Upon Mr. Smith’s resignation, all unvested restricted stock units were forfeited.
(26)	Such amount includes $6,098 of insurance premiums.

The following table sets forth certain information concerning options exercised in 2004 by the named executive officers and all unexercised options held by the named executive officers as of December 31, 2004.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End
			Exercisable	Unexercisable	Exercisable (1)	Unexercisable (1)
Fred J. Kleisner	—	$—	1,100,000	—	—	—
Mark Solls	—	$—	—	—	—	—
Michael Grossman	—	$—	409,632	—	—	—
Andrew Jordan	—	$—	160,287	—	—	—
Theodore Teng	—	$—	—	—	—	—
Richard A. Smith	—	$—	—	—	—	—

(1)	None of the unexercised options are in-the-money.

The following table sets forth our equity compensation plan information as of December 31, 2004.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted- average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders	15,815,904	(1)	$4.96	(2)	15,230,877	(3)
Equity compensation plans not approved by security holders	—		—		—

Total	15,815,904	(1)	$4.96	(2)	15,230,877	(3)

(1)	The 15,815,904 consists of 8,694,785 of stock options outstanding and 7,121,119 of restricted unit awards outstanding at December 31, 2004.
(2)	The figure set forth in column (b) reflects the weighted average exercise price for the 8,694,785 stock options outstanding under our equity compensation plans as of December 31, 2004. In addition to such stock options, 7,121,119 restricted unit awards were also outstanding under our equity compensation plans as of December 31, 2004. These restricted unit awards entitle the recipients to receive shares of our class A common stock upon the satisfaction of certain terms and conditions, including the satisfaction of certain vesting requirements. Since no exercise price is payable with respect to the restricted unit awards, such restricted unit awards were excluded from the calculation of the weighted average exercise price.
(3)	The figure set forth in column (c) reflects the number of securities available for issuance under our equity compensation plans as of December 31, 2004. Under the Second Amendment and Restatement of our 1997 Incentive Plan, the number of shares available for grant is equal to 10% of the outstanding shares of our class A common stock on a fully diluted basis. For purposes of this plan, “fully diluted basis” means the assumed conversion of all outstanding shares of our series A and series B convertible preferred stock, the assumed exercise of all outstanding stock options and the assumed conversion of all units of partnership interest in Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

The following is a summary of certain of the terms and conditions contained in the employment agreements between us and each of our named executive officers. For a description of the effects of the Blackstone merger on some of these agreements, see “Proposal 1—Adoption of the Blackstone Merger Agreement—Interests of Certain Persons in the Blackstone Merger.”

Fred J. Kleisner. Pursuant to his current employment agreement dated as of March 27, 2000, as amended through January 6, 2003, Mr. Kleisner agreed to serve as our Chief Executive Officer and President for a term of five years beginning on March 27, 2000. In October 2000, Mr. Kleisner relinquished his position as President and assumed the additional title of Chairman of the Board. In December, 2004, Mr. Kleisner reassumed the title of President. Beginning on the third anniversary of the employment agreement and continuing every subsequent odd-numbered year, the employment agreement will automatically be extended for successive two-year periods unless otherwise terminated by us or Mr. Kleisner. Mr. Kleisner’s initial annual base salary was $624,000. During the term of the agreement, Mr. Kleisner’s base salary is redetermined annually by our board of directors. The salary, as redetermined, cannot be less than Mr. Kleisner’s salary for the prior fiscal year. Pursuant to his agreement, Mr. Kleisner is eligible to receive incentive compensation as determined by our board of directors in an amount of up to four and one-half times his then current base salary. Under the terms of the agreement, we are obligated to pay Mr. Kleisner certain minimum amounts of incentive compensation in fiscal years 2003, 2004, 2005 and 2006. As compensation for the services to be provided by Mr. Kleisner from April 1, 2003 to March 31, 2006, we also agreed to pay him a retention bonus in the amount of $2,000,000, the final $500,000 of which was paid on January 1, 2004. Mr. Kleisner is obligated to repay the retention bonus if, prior to March 31, 2006, Mr. Kleisner’s employment with us is terminated by Mr. Kleisner without “good reason” or by us for “cause.” Additionally, in conjunction with the execution of Mr. Kleisner’s employment agreement, we agreed to loan Mr. Kleisner certain amounts pursuant to a master note. No amounts are currently outstanding under the master note.

Upon a termination of his employment due to Mr. Kleisner’s death or disability, we will pay all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. In addition, all unvested stock options and stock-based grants will immediately vest and will be exercisable for the remaining option term. Additionally, we will pay health insurance premiums for five years for Mr. Kleisner’s spouse and other dependents upon a termination due to his death and for two years for Mr. Kleisner, his spouse and other dependents upon his termination due to his disability.

If Mr. Kleisner terminates his employment for “good reason,” (as defined in his employment agreement) or if we terminate his employment without “cause” (each as defined in his employment agreement), we will pay Mr. Kleisner all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. In addition, all unvested stock options and stock-based grants will immediately vest and will be exercisable for a period of three years or the remaining option term, whichever is shorter. In addition, we will pay Mr. Kleisner a severance payment in accordance with our then current severance policies. At a minimum, Mr. Kleisner will be entitled to receive a severance payment equal to the greater of (a) $3,000,000 or (b) three times the sum of his “applicable base salary” (as determined in accordance with the employment agreement) and “average incentive compensation” (as determined in accordance with the employment agreement). Additionally, for a period of three years following his termination of employment, we will pay health insurance premiums for Mr. Kleisner, his spouse and other dependents, and we will provide him with an office and related facilities and an assistant at a location of his choosing. For a period of one year following his termination of employment, we will also pay the cost of executive placement services for Mr. Kleisner.

If a “change in control” (as defined in his employment agreement) occurs and Mr. Kleisner’s employment with us is terminated for any reason other than his death or disability or by Mr. Kleisner without “good reason” (as defined in his employment agreement) within 90 days prior to or 18 months after the change in control, in lieu of the severance payment discussed above, we must pay Mr. Kleisner (i) the greater of the severance payment discussed above or $3,000,000 plus (ii) a gross-up amount with respect to excise taxes incurred by him on “excess parachute payments” under Section 280G of the Code. Upon a change in control, we are obligated under his employment agreement to place $4,000,000 into escrow to pay such severance payments. In addition, upon such a termination in connection with a change in control, all stock options and other stock-based grants to Mr. Kleisner, other than the restricted unit award granted to Mr. Kleisner on April 12, 2001 (which will continue to vest in accordance with the terms of the applicable restricted unit award agreement), will immediately vest and become exercisable, whereupon at any time during the option term (but not to exceed five years after the change in control), Mr. Kleisner or his estate may require us to, among other things, purchase his 1999 option covering 1,100,000 shares of our class A common stock for $2,748,350 in cash and purchase his 2002 restricted stock unit award covering 901,250 restricted stock units for $2,251,773 (of which $312,424 has already been paid) in cash. In addition, we will also loan Mr. Kleisner all funds due by him for income taxes with respect to the foregoing stock option and restricted unit award treatment. The consummation of the recapitalization will not constitute a change in control under Mr. Kleisner’s employment agreement, although the Blackstone merger will constitute a change in control under Mr. Kleisner’s employment agreement.

Mark A. Solls. We are party to an employment agreement with Mr. Solls, dated September 17, 2002, pursuant to which Mr. Solls has agreed to serve as our Executive Vice President—General Counsel and Chief

Legal Officer for a term of three years beginning on September 30, 2002, which term will automatically be extended for successive one-year periods unless otherwise terminated. Mr. Solls’ initial annual base salary was $350,000. During the term of the agreement, Mr. Solls’ base salary is redetermined annually by our board of directors. Pursuant to his agreement, Mr. Solls is eligible to receive incentive compensation as determined by our board of directors in an amount of up to three times his then current base salary.

Upon a termination of his employment due to Mr. Solls’ death or disability, we will pay all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. Additionally, we will pay health insurance premiums for one year for Mr. Solls, his spouse and other dependents.

If Mr. Solls terminates his employment for “good reason” or we terminate his employment without “cause” (each as defined in his employment agreement), we will pay Mr. Solls all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. In addition, we will pay Mr. Solls a severance amount equal to the sum of his average base salary and average incentive compensation payable for the remaining term of employment or 24 months, whichever is longer, subject to certain setoffs. Additionally, we will pay health insurance premiums for one year for Mr. Solls, his spouse and other dependents.

If a “change in control” (as defined in his employment agreement) occurs and Mr. Solls’ employment is terminated by us without “cause” or by Mr. Solls for “good reason” within 18 months after such change in control, we are required to place into escrow and pay to him in equal installments over a period of 24 months the severance amount described above. We will also pay health insurance premiums for Mr. Solls, his spouse and other dependents for one year. In addition, we will provide Mr. Solls with a tax gross-up payment with respect to excise taxes incurred by him on “excess parachute payments” under Section 280G of the Code. The consummation of the recapitalization will not constitute a change in control under Mr. Solls’ employment agreement, although the Blackstone merger will constitute a change in control under Mr. Solls’ employment agreement.

Michael A. Grossman. We are party to an employment agreement with Mr. Grossman, dated April 19, 1999, as amended from time to time, pursuant to which Mr. Grossman has agreed to serve as our Executive Vice President—Management Services Division for a term of three years, which term will automatically be extended for successive one-year periods unless otherwise terminated. Mr. Grossman’s initial annual base salary was $270,700. During the term of the agreement, Mr. Grossman’s base salary is redetermined annually by our board of directors. Pursuant to his agreement, Mr. Grossman is eligible to receive incentive compensation as determined by our board of directors in an amount of up to three times his then current base salary.

Upon a termination of his employment due to Mr. Grossman’s death or disability, we will pay all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. Additionally, we will pay health insurance premiums for one year for Mr. Grossman, his spouse and other dependents.

If Mr. Grossman terminates his employment for “good reason” or we terminate his employment without “cause” (each as defined in his employment agreement), we will pay Mr. Grossman all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. In addition, we will pay Mr. Grossman a severance amount equal to the sum of his average base salary and average incentive compensation payable for the remaining term of employment or 24 months, whichever is longer, subject to certain setoffs. Additionally, we will pay health insurance premiums for one year for Mr. Grossman, his spouse and other dependents.

If a “change in control” (as defined in his employment agreement) occurs and Mr. Grossman’s employment is terminated by us without “cause” or by Mr. Grossman for “good reason” within 18 months after such change in control, we are required to place into escrow and pay to him in equal installments over a period of 24 months the severance amount described above. We will also pay health insurance premiums for Mr. Grossman, his spouse and other dependents for one year. In addition, we will provide Mr. Grossman with a tax gross-up payment with respect to excise taxes incurred by him on “excess parachute payments” under Section 280G of the Code. The consummation of the recapitalization will not constitute a change in control under Mr. Grossman’s employment agreement, although the Blackstone merger will constitute a change in control under Mr. Grossman’s employment agreement.

Andrew Jordan. We are party to an employment agreement with Mr. Jordan, dated May 21, 2003, pursuant to which Mr. Jordan has agreed to serve as our Executive Vice President—Sales and Marketing for a term of three years, which term will automatically be extended for successive one-year periods unless otherwise terminated. Mr. Jordan’s initial annual base salary was $300,000. During the term of the agreement, Mr. Jordan’s base salary is redetermined annually by our board of directors. Pursuant to his agreement, Mr. Jordan is eligible to receive incentive compensation as determined by our board of directors in an amount of up to three times his then current base salary.

Upon a termination of his employment due to Mr. Jordan’s death or disability, we will pay all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. Additionally, we will pay health insurance premiums for one year for Mr. Jordan, his spouse and other dependents.

If Mr. Jordan terminates his employment for “good reason” or we terminate his employment without “cause” (each as defined in his employment agreement), we will pay Mr. Jordan all accrued and unpaid base salary, incentive compensation and pro rated incentive compensation for the year in which the termination occurs. In addition, we will pay Mr. Jordan a severance amount equal to the sum of his average base salary and average incentive compensation payable for the remaining term of employment or 24 months, whichever is longer, subject to certain setoffs. Additionally, we will pay health insurance premiums for one year for Mr. Jordan, his spouse and other dependents.

If a “change in control” (as defined in his employment agreement), occurs and Mr. Jordan’s employment is terminated by us without “cause” or by Mr. Jordan for “good reason” within 18 months after such change in control, we are required to place into escrow and pay to him in equal installments over a period of 24 months the severance amount discussed above. We will also pay health insurance premiums for Mr. Jordan, his spouse and other dependents for one year. In addition, we will provide Mr. Jordan with a tax gross-up payment with respect to excise taxes incurred by him on “excess parachute payments” under Section 280G of the Code. The consummation of the recapitalization will not constitute a change in control under Mr. Jordan’s employment agreement, although the Blackstone merger will constitute a change in control under Mr. Jordan’s employment agreement.

Report of the Compensation Committee on Executive Compensation

This compensation committee report relates to compensation decisions made by us, the compensation committee of Wyndham’s board of directors. This compensation committee report will not be deemed to be incorporated by reference by any general statement incorporating this proxy statement/prospectus by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that Wyndham specifically incorporates this information by reference. This compensation committee report will not otherwise be deemed to be filed under such laws.

Objectives of Executive Compensation. Wyndham’s executive compensation program is intended to attract, motivate and retain key executives who are capable of leading Wyndham effectively and continuing its long-term growth. The compensation program for executives is comprised of base salary, annual incentives and long-term incentive awards. Base salary is targeted to be within a reasonable range of compensation for comparable companies and for comparable levels of expertise by executives. Annual incentives are based upon the achievement of one or more performance goals. Wyndham uses stock options, restricted unit awards and other equity based compensation in its long-term incentive programs.

Compensation Committee Procedures. We establish the general compensation policies of Wyndham and implement and monitor its compensation and incentive plans and policies. Our committee is composed of five directors, none of whom is currently an officer or an employee of Wyndham. Final compensation determinations for each fiscal year are generally made after the end of the fiscal year, after audited financial statements for such year become available. At that time, bonuses, if any, are determined for the past year’s performance, base salaries for the following fiscal year are set and long-term incentives, if any, are granted.

We targeted annual base compensation for our senior executives to be at the 50th percentile of comparable companies and annual incentive and long-term compensation to be at the 75th percentile of comparable companies. In setting base salary and determining annual incentive and long-term incentive awards, we also review recommendations by Mr. Kleisner for executive officers other than himself.

We also review data contained in published surveys on executive compensation. The compensation committee based its decisions regarding base salary for the year ended December 31, 2004, in part, upon its review of such data. In general, the 2004 base salary for most Wyndham executives was slightly above the median base salary for comparable companies.

Members of our committee consult periodically by telephone prior to meetings at which we make compensation decisions. In addition, we exercise our independent discretion in determining the compensation of Wyndham’s executive officers. Each element of executive compensation, as well as the compensation of Wyndham’s Chief Executive Officer, is discussed separately below.

Base Salary. Base salaries are a fixed component of total compensation and do not relate to Wyndham’s performance. Base salaries are determined by us after reviewing the salaries paid by hospitality companies of similar size and performance. For 2004, the average base salary did not increase.

Annual Incentives. Annual incentives are provided in the form of cash bonuses. Annual incentives are designed to reward executives and management for Wyndham’s annual growth and achievement and are therefore generally tied to Wyndham’s performance. We generally award cash bonuses to those executives who meet established goals, with the amount of the award based upon each executive’s base salary and the level to which such executive’s performance met and exceeded the established goal. The maximum annual incentive compensation for executives ranges from 50 percent to 300 percent of annual base salary. For the top senior executives, the goal for bonus is three-fold: EBITDA targets, total return to stockholders and individual performance. Financial objectives for the 2004 incentive plan were met to a level that provided a payment from the incentive plan. The top senior executives received award bonuses equal to between 82 percent to 157 percent of their current base salary. This ranges from 52 percent to 58 percent of the maximum bonus for which each such executive was eligible. For executives in hotel operations, the goal for bonus is regional EBITDA targets. Although EBITDA targets were not met in each region, we determined to award reduced bonuses in recognition of superior individual performances. Executives in hotel operations with the title senior vice president and above who received superior ratings from their immediate supervisors received bonuses equal to 46 percent of the maximum bonus for which each such executive was eligible. Those executives who met or exceeded assigned EBITDA targets, received from 57 percent to 71 percent of their eligible bonus maximum. For executives in corporate operations, the goal for bonus is two-fold: EBITDA targets and total return to stockholders. Financial objectives for 2004 incentive plan were met to a level that provided payment from the incentive plan. Executives in corporate operations with the title of senior vice president and above received bonuses equal to 46 percent of the maximum bonus for which each such executive was eligible.

Long-term Incentives. Long-term incentives are provided through the grant of stock options and restricted unit awards. These grants are designed to align the interests of Wyndham’s executives with its long-term goals and the interests of its stockholders as well as to encourage high levels of stock ownership among its executives.

Wyndham has a broad-based stock option award program that generally is granted annually to all employees with the title “General Manager” and above. These annual option grants vest over three years. In addition, new executives who enter into employment agreements with Wyndham are eligible to receive a one-time initial option grant that vests over four years and may receive restricted unit awards that vest over several years. Executives who are marked as high potential and key to the long-term growth of Wyndham may also receive a Chairman’s award that entitles them to receive a special option award. Both the one-time initial option grants and the Chairman’s awards are more generous in size than the annual option grants.

Compensation of Chief Executive Officer. We set Mr. Kleisner’s base salary for the year ended December 31, 2004 at or around the median base salary for chief executive officers of comparable companies. Mr. Kleisner’s 2004 base salary was $683,500. For 2004, we awarded Mr. Kleisner a cash bonus of $1,071,086 (equal to 52 percent of the maximum bonus for which Mr. Kleisner was eligible). This cash bonus was awarded in recognition of Mr. Kleisner’s individual performance in leading Wyndham during the year.

Tax Considerations. Our executive compensation strategy is designed to be cost-effective and tax-effective. Therefore, our policies are, where possible and considered appropriate, to preserve corporate tax deductions, including the deductibility of compensation paid to named executive officers pursuant to Section 162(m) of the Code, while maintaining the flexibility to approve compensation arrangements that we deem to be in the best interests of Wyndham and its stockholders, but which may not always qualify for full tax deductibility.

Submitted by the compensation committee

Scott A. Schoen, Chairman

Leonard Boxer

Adela Cepeda

Eric L. Press

Sherwood M. Weiser

Compensation Committee Interlocks and Insider Participation

In 2004, the members of the compensation committee included Sherwood M. Weiser and Marc J. Rowan. Regulations of the Commission require the disclosure of any related party transaction with members of the compensation committee. During 2004, we received hotel management and service fees in the amount of approximately $76,475 from the Holiday Inn, Dayton Mall, in Dayton, Ohio, a hotel in which Mr. Weiser holds an ownership interest. Mr. Rowan is one of the founding principals of Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds. During 2004, we recognized hotel management, service and franchise fees in the aggregate amount of approximately $2,954,000 from hotels in which certain entities affiliated with the Apollo investors hold an ownership interest. $1,258,943 of these fees related to the Wyndham Palm Springs, $1,054,598 related to the Wyndham St. Anthony, $465,621 related to The Harbor View Hotel—A Wyndham Luxury Resort and $175,070 related to Kelley House—A Wyndham Luxury Resort.

In 2000, we entered into a timeshare agreement with Tempus. An affiliate of the Apollo investors owns a majority equity interest in Tempus and four members of our board of directors are designees of the Apollo investors. The agreement contemplates that Tempus would develop, manage and market timeshare interests at certain Wyndham properties. We granted Tempus an exclusive license to use the Wyndham name in connection with its development of vacation ownership resorts under the name Wyndham Vacation Club. We receive fees for the use of the Wyndham name and for providing certain chain-level services to Tempus. During 2004, we recognized fees in the aggregate amount of $782,000 under the agreement.

On July 11, 2005, Tempus entered into an agreement with the parent, which permits either the parent or Tempus to terminate the timeshare agreement within 30 days of the closing of the Blackstone merger. Upon any such termination, parent would be obligated to cause Wyndham to pay $43,750,000 to Tempus. Following the termination, neither Wyndham nor Tempus would have any continuing liability to the other, except (1) Tempus would remain obligated to pay any accrued and unpaid fees as of the termination date, (2) the parent would cause

Wyndham to continue to provide certain chain-level services to Tempus for a limited period of time and to continue to honor certain benefit packages sold by Tempus for varying periods and (3) the parent would cause Wyndham to grant Tempus a five-year license to use certain space in one of the Wyndham hotels to market Tempus timeshares.

Pursuant to a securities purchase agreement, dated February 18, 1999, by and among us, the Apollo investors and the other parties thereto, we must indemnify the Apollo investors for any breach of the representations, warranties and covenants contained in the securities purchase agreement. As of the date of this proxy statement/prospectus, most of the representations, warranties and covenants contained in the securities purchase agreement have expired. Our remaining indemnification obligations are subject to certain threshold amounts that must be surpassed before a claim for indemnification can be made. To the extent we must indemnify the Apollo investors, the conversion price of our series B preferred stock (so long as it is outstanding) will be reduced pursuant to the terms of the certificate of designation for our series B preferred stock, subject to certain enumerated exceptions. Effective May 17, 2005, Eric L. Press replaced Mr. Rowan as a member of the Wyndham board of directors and the compensation committee. Mr. Press is a partner of Apollo Management.

Report of the Audit Committee

Our committee was established by Wyndham’s board of directors. As a committee, among other things, we:

•	oversee Wyndham’s financial reporting process on behalf of the board of directors,

•	make recommendations concerning the appointment of independent registered public accounting firms,

•	review the activities and independence of the independent registered public accounting firm,

•	review and discuss the audited financial statements with Wyndham’s management and the independent registered public accounting firm,

•	discuss with the independent registered public accounting firm their judgment about the quality, along with the appropriateness and acceptability, of Wyndham’s accounting principles, financial disclosures and underlying estimates,

•	review and discuss with Wyndham’s management and the independent registered public accounting firm significant proposed changes in accounting principles and their impact on the financial statements, and

•	review with the independent registered public accounting firm and Wyndham’s management the adequacy and effectiveness of Wyndham’s internal controls.

Wyndham’s management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling our oversight responsibilities, we reviewed the audited financial statements in this proxy statement/prospectus with management, including a discussion regarding the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

We reviewed with PricewaterhouseCoopers LLP, Wyndham’s independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of Wyndham’s audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Wyndham’s accounting principles and such other matters as are required to be discussed with us under generally accepted auditing standards, including Statement on Auditing Standards No. 61, as amended, modified or supplemented. In addition, we discussed with PricewaterhouseCoopers LLP their independence from Wyndham and its management, including the matters set forth in the written disclosures and letter required by the Independence Standards Board in Standard No. 1 (Independence Discussion with Audit Committee), as amended, modified or supplemented, which we received from PricewaterhouseCoopers LLP.

We discussed with the internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. We met with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Wyndham’s internal controls and the overall quality of Wyndham’s financial reporting. We held 13 meetings during 2004.

In reliance on the reviews and discussions referred to above, we recommended to the board of directors (and the board of directors approved such recommendation) that the audited financial statements be included in Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission. We and the board of directors have also recommended, subject to stockholder approval, the selection of PricewaterhouseCoopers LLP as Wyndham’s independent registered public accounting firm for the year ending December 31, 2005. In making such recommendation to the board of directors, we considered whether the provision by PricewaterhouseCoopers LLP of services other than the annual audit and quarterly reviews is compatible with maintaining PricewaterhouseCoopers LLP’s independence.

Submitted by the audit committee

Adela Cepeda, Chairperson

Marc A. Beilinson

Lawrence J. Ruisi

STOCK PERFORMANCE GRAPH

The following graph provides a comparison of the cumulative total stockholder return assuming $100 was invested on December 31, 1999, assuming the reinvestment of any dividends, in each of the following: shares of our class A common stock; the Dow Jones U.S. Hotels Index; and the Standard & Poor’s 500 Index.

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
Wyndham International, Inc.	$100.00	$59.57	$19.06	$7.83	$22.81	$40.51
Dow Jones U.S. Hotels Index	$100.00	$128.87	$122.43	$105.07	$146.76	$214.47
Standard & Poor’s 500 Index	$100.00	$90.89	$80.09	$62.39	$80.29	$89.02

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Plan category
Equity compensation plans approved by security holders	15,815,904	(1)	$4.96	(2)	15,230,877	(3)
Equity compensation plans not approved by security holders	—		—		—

Total	15,815,904	(1)	$4.96	(2)	15,230,877	(3)

(1)	The 15,815,904 consists of 8,694,785 of stock options outstanding and 7,121,119 of restricted unit awards outstanding at December 31, 2004.

(2)	The figure set forth in column (b) reflects the weighted average exercise price for the 8,694,785 stock options outstanding under our equity compensation plans as of December 31, 2004. In addition to such stock options, 7,121,119 restricted unit awards were also outstanding under our equity compensation plans as of December 31, 2004. These restricted unit awards entitle the recipients to receive shares of our class A common stock upon the satisfaction of certain terms and conditions, including the satisfaction of certain vesting requirements. Since no exercise price is payable with respect to the restricted unit awards, such restricted unit awards were excluded from the calculation of the weighted average exercise price set forth in column (b).
(3)	The figure set forth in column (c) reflects the number of securities available for issuance under our equity compensation plans as of December 31, 2004. Under the Second Amendment and Restatement of our 1997 Incentive Plan, the number of shares available for grant is equal to 10% of the outstanding shares of our class A common stock on a fully diluted basis. For purposes of this plan, “fully diluted basis” means the assumed conversion of all outstanding shares of our series A and series B preferred stock, the assumed exercise of all outstanding stock options and the assumed redemption of all units of partnership interest in Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. for shares of class A common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Except as otherwise noted, the following table sets forth certain information as of July 1, 2005 as to the security ownership of those persons owning of record or known to us to be the beneficial owner of more than five percent of our class A common stock or our series B preferred stock, each of our directors and named executive officers, and all of our directors and executive officers as a group. So far as is known to us, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names unless otherwise indicated. In accordance with applicable rules of the Securities and Exchange Commission, shares issuable within 60 days of July 1, 2005 upon the exercise of options, conversion of convertible securities or vesting of restricted unit awards that are not outstanding are deemed to be outstanding for the purpose of computing the percentage ownership of the persons beneficially owning such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of July 1, 2005, each share of series B preferred stock was convertible into an average of 12.4635 shares of common stock. For purposes of calculating the percentage of class A common stock owned by any person, the number of outstanding shares includes the shares of class A common stock issuable upon conversion of convertible securities held by the person whose ownership is being measured and excludes any shares of class A common stock issuable upon conversion of any other convertible securities. Number of shares and percent of common stock post-recapitalization are calculated after giving effect to the recapitalization based on an estimated exchange ratio upon which the series A and series B preferred stock would convert into common stock of approximately 62.76 if the recapitalization merger is completed.

	Class A Common Stock			Series B Preferred Shares			Post-recapitalization Common stock (1)
Beneficial Owner	Number of Shares		Percent of Class	Number of Shares		Percent of Class	Number of Shares	Percent of Class
Karim Alibhai	4,833,966	(2)	2.8%				4,833,966	*
Marc Beilinson	29,998	(3)	*				29,998	*
Leon D. Black	22,500	(4)	*				22,500	*
Leonard Boxer	363,829	(5)	*				363,829	*
Adela Cepeda	41,247	(6)	*				41,247	*
Milton Fine	3,139,939	(7)	1.8%				3,139,939	*
Michael Grossman	420,539	(8)	*				420,539	*
Lee Hillman	7,499	(9)	*				7,499	*
Andrew Jordan	320,837	(10)	*				320,837	*
Fred J. Kleisner	2,443,130	(11)	*				2,443,130	*
Thomas H. Lee	22,500	(12)	*	—	(13)	0	22,500	*
Alan M. Leventhal	22,500	(14)	*	—	(15)	0	22,500	*
William L. Mack	373,284	(16)	*				373,284	*
Lee S. Neibart	27,172	(17)	*				27,172	*
Eric L. Press	0		0				0	0
Rolf E. Ruhfus	2,893,771	(18)	1.7%				2,893,771	*
Lawrence Ruisi	9,374	(19)	*				9,374	*
Scott A. Schoen	45,000	(20)	*	—	(21)	0	45,000	*
Mark Solls	0		0				0	0
Scott M. Sperling	22,500	(22)	*	—	(23)	0	22,500	*
Lynn Swann	147,500	(24)	*				147,500	*
Sherwood M. Weiser	404,350	(25)	*				404,350	*
All directors and executive officers as a group (26 persons)	15,959,650		9.2%				15,959,650	1.3%
FMR Corp.	16,356,680	(26)	9.5%				16,356,680	1.3%
Investors in Series B Preferred Stock	205,434,380		54.3%	16,482,748.168	(27)	100%	1,034,457,275	85.49%

	Class A Common Stock		Series B Preferred Shares			Post-recapitalization Common stock (1)
Beneficial Owner	Number of Shares	Percent of Class	Number of Shares		Percent of Class	Number of Shares	Percent of Class
Apollo Investors	95,013,628	35.5%	7,623,289.256	(28)	46.3%	478,437,634	39.0%
Beacon Investors	30,815,222	15.1%	2,472,417.453	(29)	15.0%	155,168,919	12.8%
THL Investors	61,835,534	26.4%	4,961,289.987	(30)	30.1%	311,370,560	25.7%
Chase Equity Associates, L.P.	5,135,860	2.9%	412,068.758	(31)	2.5%	25,861,435	2.1%
CMS Investors	1,499,643	*	120,321.811	(32)	*	1,551,397	*
CKE Investors	205,422	*	16,481.761	(33)	*	1,034,395	*
PW Hotel I, LLC and PaineWebber Capital, Inc.	5,135,860	2.9%	412,068.758	(34)	2.5%	25,861,435	2.1%
Guayacan Investors	205,422	*	16,481.761	(35)	*	1,034,395	*
Strategic Real Estate Investors	5,135,860	2.9%	412,068.758	(36)	2.5%	25,861,435	2.1%
The Bonnybrook Trust, The Franklin Trust and The Dartmouth Trust	451,928	*	36,259.865	(37)	*	2,275,669	*

*	Less than 1%.
(1)	Assumes that all shares of class A common stock and series B preferred stock are held through the effective time of the recapitalization merger if the recapitalization merger is completed.
(2)	Includes options to purchase 30,000 shares of our class A common stock granted to Mr. Alibhai which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(3)	Includes options to purchase 29,998 shares of our class A common stock granted to Mr. Beilinson which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(4)	Includes options to purchase 22,500 shares of our class A common stock granted to Mr. Black which are currently exercisable or will be exercisable within 60 days of July 1, 2005. This amount does not include shares held by family trusts over which Mr. Black does not serve as trustee or by other family members, which we will collectively refer to as the “Black family trusts,” or the persons as described in note 28 below. Mr. Black disclaims beneficial ownership of all securities held by the Black family trusts and the persons described in note 28 below.
(5)	Includes options to purchase 125,433 shares of our class A common stock granted to Mr. Boxer which are currently exercisable or will be exercisable within 60 days of July 1, 2005 and 172,212 deferred unit awards of our class A common stock.
(6)	Includes options to purchase 41,247 shares of our class A common stock granted to Ms. Cepeda which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(7)	Includes 1,164,604 shares beneficially owned by the Milton Fine 1997 Charitable Remainder Unitrust; 1,159,619 shares beneficially owned by the Milton Fine 1998 Charitable Remainder Unitrust; and 787,104 shares beneficially owned by the Milton Fine Grantor Annuity Trust. This amount also includes options to purchase 22,500 shares of our class A common stock granted to Mr. Fine which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(8)	Includes options to purchase 409,632 shares of our class A common stock granted to Mr. Grossman which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(9)	Includes options to purchase 7,499 shares of our class A common stock granted to Mr. Hillman which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(10)	Includes options to purchase 160,287 shares of our class A common stock granted to Mr. Jordan which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(11)	Includes options to purchase 1,100,000 shares of our class A common stock granted to Mr. Kleisner which are exercisable or will be exercisable within 60 days of July 1, 2005.
(12)	Includes options to purchase 22,500 shares of our class A common stock granted to Mr. Lee which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(13)	Does not include shares held by family trusts and shares held by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV–B, L.P., Thomas H. Lee Charitable Investment Limited Partnership and AIF/THL PAH LLC, as described in note 30 below. Mr. Lee disclaims beneficial ownership of all such securities.

(14)	Includes options to purchase 22,500 shares of our class A common stock granted to Mr. Leventhal which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(15)	Does not include shares held by the persons described in note 29 below. Mr. Leventhal disclaims beneficial ownership of all such securities.
(16)	Includes options to purchase 22,500 shares of our class A common stock granted to Mr. Mack which are currently exercisable or will be exercisable within 60 days of July 1, 2005. This amount does not include shares held by family trusts over which Mr. Mack does not serve as trustee or by other family members, which we will collectively refer to as the “Mack family trusts,” or shares held by the persons described in note 28 below. Mr. Mack disclaims beneficial ownership of all securities held by the Mack family trusts and the persons described in note 28 below.
(17)	Includes options to purchase 22,500 shares of our class A common stock granted to Mr. Neibart which are currently exercisable or will be exercisable within 60 days of July 1, 2005. This amount does not include shares held by the persons described in note 28 below. Mr. Neibart disclaims beneficial ownership of all securities held by the persons described in note 28 below.
(18)	Includes 74,953 shares held by Hotel Growth Partners, L.P. and options to purchase 22,500 shares of our class A common stock granted to Mr. Ruhfus which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(19)	Includes options to purchase 9,374 shares of our class A common stock granted to Mr. Ruisi which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(20)	Includes options to purchase 45,000 shares of our class A common stock granted to Mr. Schoen which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(21)	Does not include shares held by THL Equity Fund, THL Foreign Fund and THL Foreign Fund B, as described in note 30 below.
(22)	Includes options to purchase 22,500 shares of our class A common stock granted to Mr. Sperling which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(23)	Does not include shares held by THL Equity Fund, THL Foreign Fund and THL Foreign Fund B, as described in note 30 below.
(24)	Includes options to purchase 147,500 shares of our class A common stock granted to Mr. Swann which are currently exercisable or will be exercisable within 60 days of July 1, 2005.
(25)	Includes options to purchase 73,966 shares of our class A common stock granted to Mr. Weiser which are currently exercisable or will be exercisable within 60 days of July 1, 2005. The number of shares beneficially held by Mr. Weiser also includes 3,460 partnership units in Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. held by SMW WLT, LLC and 6,443 partnership units in Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. held by SMW GB, LLC and 17,161 partnership units in Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. held by SMW SG, LLC.
(26)	Based on Schedule 13G filed on February 14, 2005 by FMR Corp., Edward C. Johnson 3rd and Abigail P. Johnson each of whom is located at 82 Devonshire Street, Boston, Massachusetts 02109. According to the Schedule 13G, Mr. Johnson and Ms. Johnson are both shareholders of FMR Corp. In addition, Mr. Johnson is Chairman of FMR Corp., and Ms. Johnson is a director of FMR Corp. According to the Schedule 13G, FMR Corp. has sole voting power with respect to 38,500 shares, and FMR Corp., Mr. Johnson and Ms. Johnson have sole dispositive power with respect to 16,356,680 shares.
(27)

On June 30, 1999, we issued shares of our series B preferred stock to a group of investors, which we will collectively refer to as the “Investors” for purposes of this proxy statement/prospectus. All of the Investors are parties to a stockholders’ agreement, dated as of June 29, 1999, pursuant to which each of (i) Apollo Management IV, L.P. and Apollo Real Estate IV, L.P., and (ii) THL Equity Advisors IV, LLC, whom we will refer to as the “Lead Stockholders” for purposes of this proxy statement/prospectus, have the right, for so long as the Investors are entitled to designate eight class B directors, to designate four directors to our board of directors. At such time as the Investors are entitled to designate fewer than eight class B directors, the right to designate will be allocated between the Lead Stockholders based on a formula. For so long as the stockholders’ agreement is in effect, each Investor has agreed to vote its shares of our class A common stock and our series B preferred stock in favor of the director nominees of the Lead Stockholders. Pursuant to the stockholders’ agreement, the Investors have also agreed to certain restrictions on the transfer of their shares of our series B preferred stock. By virtue of the stockholders’ agreement and the relationships among the Investors, the Investors may be deemed to constitute a “group” within the meaning of Rule

13d-5(b) under the Exchange Act. As a member of a group, each reporting person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. Each person or entity who has filed a Schedule 13D with respect to the shares expressly disclaims beneficial ownership of shares held by any other Investors and of shares held individually by certain directors or executive officers of certain Investors.

(28)	Consists of the following entities (with the number of shares of our series B preferred stock directly beneficially owned by such entity being indicated): Apollo Investment Fund IV, L.P., 3,924,807.308 shares; Apollo Overseas Partners IV, L.P., 278,303.877 shares; Apollo Advisors IV, L.P.; Apollo Management IV, L.P.; Apollo Real Estate Investment Fund IV, L.P., 2,101,554.774 shares; Apollo Real Estate Advisors IV, L.P.; and AIF/THL PAH LLC, 1,318,623.297 shares. Apollo Advisors IV, L.P. is the general partner of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. Apollo Management IV, L.P. is the day-to-day manager of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. Apollo Real Estate Advisors IV, L.P. is the general partner of Apollo Real Estate Investment Fund IV, L.P. and an affiliate of Apollo Management IV, L.P. Apollo Management IV, L.P. and THL Equity Advisors IV, LLC serve as the managers of AIF/THL PAH LLC. They share voting and dispositive power with respect to 31.25% of the securities held by AIF/THL PAH LLC and Apollo Management IV, L.P. has the sole right to direct the voting and disposition of the remaining securities held by AIF/THL PAH LLC. By virtue of the relationships among the foregoing persons, each may be deemed to share voting and dispositive power with respect to the shares directly beneficially owned by them. The address of each of the foregoing persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577. Messrs. Black, Mack and Neibart are founding principals of Apollo Real Estate Advisors IV, L.P., and Mr. Black is also a founding principal of Apollo Advisors IV, L.P. Each of Messrs. Black, Mack and Neibart expressly disclaims beneficial ownership of the shares held by the foregoing persons. The foregoing information is based on the records of Wyndham and the Schedule 13D filed by the foregoing persons on July 13, 1999, as amended by Amendment No. 1 thereto filed on April 18, 2005 and Amendment No. 2 thereto filed on June 17, 2005.
(29)	Consists of the following entities (with the number of shares of our series B preferred stock directly beneficially owned by such entity being indicated): BCP Voting Inc., as voting trustee for the Beacon Capital Partners Voting Trust, 2,472,417.453 shares; and Beacon Capital Partners, Inc. Beacon Capital Partners, Inc. is the general partner of Beacon Capital Partners, L.P. BCP Voting, Inc. is a wholly-owned subsidiary of Beacon Capital Partners, Inc. Beacon Capital Partners, Inc. may be deemed the beneficial owner of the shares held by BCP Voting, Inc. BCP Voting, Inc. has shared voting and shared dispositive power with respect to the shares directly owned by it, and Beacon Capital Partners, Inc. has shared voting and shared dispositive power with respect to the shares beneficially owned by it. Mr. Leventhal is Chairman of the Board and Chief Executive Officer of Beacon Capital Partners, Inc. and Mr. Sperling and is a director of Beacon Capital Partners, Inc. and BCP Voting, Inc. The address of BCP Voting, Inc. and Beacon Capital Partners, Inc. is c/o Beacon Capital Partners Inc., 1 Federal Street, 26th Floor, Boston, Massachusetts 02110. The foregoing information is based on the records of Wyndham and the Schedule 13D filed by the foregoing persons on July 13, 1999, as amended by Amendment No. 1 thereto filed on December 17, 1999, Amendment No. 2 thereto filed on April 18, 2005 and Amendment No. 3 thereto filed on June 16, 2005.
(30)

Consists of the following entities and persons (with the number of shares of our series B preferred stock directly beneficially owned by such entity or person being indicated): Thomas H. Lee Equity Fund IV, L.P., 4,202,085.334 shares; Thomas H. Lee Foreign Fund IV, L.P., 145,258.030 shares; Thomas H. Lee Foreign Fund IV-B, L.P., 408,119.274 shares; THL Equity Advisors IV, LLC; Thomas H. Lee Charitable Investment Limited Partnership, 27,322.136 shares; Thomas H. Lee; and the following parties who are employed by or affiliated with employees of Thomas H. Lee Company: State Street Bank & Trust Company as Trustee of the 1997 Thomas H. Lee Nominee Trust, 63,794.332 shares; David V. Harkins, 14,697.455 shares; The 1995 Harkins Gift Trust, 1,646.525 shares; Scott A. Schoen, 12,256.789 shares; C. Hunter Boll, 12,256.789 shares; Sperling Family Limited Partnership, 12,256.789 shares; Anthony J. DiNovi, 12,256.789 shares; Thomas M. Hagerty, 12,256.789 shares; Warren C. Smith, Jr., 11,592.332 shares; Smith Family Limited Partnership, 664.442 shares; Seth W. Lawry, 5,106.584 shares; Kent R. Weldon, 3,411.405 shares; Terrence M. Mullen, 2,717.776 shares; Todd M. Abbrecht, 2,717.776 shares; Charles A. Brizius, 2,043.599 shares; Scott Jaeckel, 769.784 shares; Soren Oberg, 769.784 shares; Thomas R. Shepherd, 1,435.848 shares; Joseph J. Incandela, 717.920 shares; Wendy L. Masler, 328.971 shares; Andrew D. Flaster, 328.971 shares; Robert Schiff Lee 1988 Irrevocable Trust, 328.971 shares; Stephen Zachary Lee, 1,234.902 shares; Charles W. Robins as Custodian for Jesse Lee, 823.264 shares; Charles W. Robins, 328.971 shares; James Westra, 328.971 shares; Adam A. Abramson, 205.806 shares; Joanne M. Ramos, 115.052 shares; and Wm. Matthew Kelley, 205.806 shares. The address of each of Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV–B, L.P., THL Equity Advisors IV, LLC, Thomas H. Lee Charitable Investment Limited Partnership and Thomas H. Lee is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02109. Information with respect to AIF/THL PAH LLC is set forth in note 28 above. THL Equity Advisors IV, LLC is the general partner of Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV–B, L.P. Thomas H. Lee is the general partner of Thomas H. Lee Charitable Investment Limited Partnership and the managing member of THL Equity Advisors IV, LLC. Each of Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Foreign Fund IV–B, L.P., Thomas H. Lee Charitable Investment Limited Partnership and the other persons set forth above has shared voting and shared dispositive power with respect to the shares held directly by such entity or person. In addition, Mr. David V. Harkins may be deemed to share voting and dispositive power over the shares held by the Harkins Gift Trust. The filing of the Schedule 13D is not an admission that Mr. Harkins is the beneficial owner of such shares. Mr. Warren C. Smith, Jr. may be deemed to share voting and dispositive power over the shares held by the Smith Family Limited Partnership. The filing of the Schedule 13D is not an admission that Mr. Smith is the beneficial owner of such shares. AIF/THL PAH LLC has shared voting and shared dispositive power with respect to the shares it directly owns. THL Equity Advisors IV, LLC may be deemed to share voting and dispositive power with respect to the shares owned directly by Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV–B, L.P., and to share voting and dispositive power with respect to 412,069.780 of the shares directly owned by AIF/THL PAH LLC. The filing of the Schedule 13D is not an admission that THL Equity Advisors IV, LLC is the beneficial owner of any such shares. Mr. Thomas H. Lee may be deemed to share voting and dispositive power with respect to the shares beneficially owned by THL Equity Advisors IV, LLC and Thomas H. Lee Charitable Investment Limited Partnership. The filing of the Schedule 13D is not an admission that Mr. Lee is the beneficial owner of any such shares. Each of the foregoing persons expressly disclaims beneficial ownership of shares held by any other Investors or of shares held individually by certain directors or executive officers of certain of the Investors. The foregoing information is based on the records of Wyndham and the Schedule 13D filed by the foregoing persons on July 12, 1999, as amended by Amendment No. 1 thereto filed on April 18, 2005 and Amendment No. 2 thereto filed on June 16, 2005.

(31)	Based on Schedule 13D filed by Chase Equity Associates, L.P. on July 13, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2000 (with share amount adjusted to reflect subsequent stock dividends). The address of Chase Equity Associates, L.P. is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.
(32)

Consists of the following entities (with the number of shares of our series B preferred stock directly beneficially owned by such entity indicated): CMS Co-Investment Subpartnership, 116,367.500 shares; CMS Diversified Partners, L.P., 3,954.311 shares; CMS Co-Investment Partners, L.P.; CMS Co-Investment Partners I-Q, L.P.; CMS Co-Investment Associates, L.P.; CMS 1997 Investment Partners, L.P.; CMS/DP Associates, L.P.; MSPS Co-Investment, Inc.; CMS 1997, Inc.; MSPS/DP, Inc.; and CMS 1995, Inc. CMS Co-Investment Subpartnership is a general partnership whose partners are CMS Co-Investment Partners, L.P. and CMS Co–Investment Partners I-Q, L.P. CMS Associates, L.P. and CMS 1997 Investment Partners, L.P. serve as the general partners of CMS Co-Investment Partners, L.P. and CMS Co-Investment Partners I-Q, L.P. The sole general partner of CMS Co–Investment Associates, L.P. is MSPS Co-Investment, Inc. and the sole general partner of CMS 1997 Investment Partners, L.P. is CMS 1997, Inc. The address of each of the foregoing persons is c/o CMS Affiliated Partnerships, Two Bala

Plaza, 333 City Line Avenue, Suite 300, Bala Cynwyd, Pennsylvania 19004. CMS Co-Investment Subpartnership has sole voting and dispositive power with respect to the shares that it directly owns, but CMS Co-Investment Subpartnership, CMS Co-Investment, L.P., CMS Co–Investment I-Q, L.P., CMS Co-Investment Associates, L.P. and CMS 1997 Investment Partners, L.P. may be deemed to share voting and dispositive power with respect to such shares and the shares owned directly by CMS Diversified Partners, L.P. CMS Diversified Partners, L.P. has sole voting and dispositive power with respect to the shares that it directly owns, but CMS Diversified Partners, L.P., CMS/DP Associates, L.P. and CMS 1997 Investment Partners, L.P. may be deemed to share voting and dispositive power with respect to such shares and the shares owned directly by CMS Co-Investment Subpartnership. The foregoing information is based on the Schedule 13D filed by the foregoing persons on July 12, 1999 (with share amounts adjusted to reflect subsequent stock dividends).

(33)	Consists of the following entities and persons (with the number of shares of our series B preferred stock directly beneficially owned by such entity or person indicated): CKE Associates LLC, 16,481.761 shares; The Ovitz Family Limited Partnership; The Michael and Judy Ovitz Revocable Trust; and Michael S. Ovitz. The Ovitz Family Limited Partnership is the managing member of CKE Associates LLC and The Michael and Judy Ovitz Revocable Trust is the general partner of The Ovitz Family Limited Partnership. Mr. Ovitz and his wife, Judy L. Ovitz, serve as the trustees of The Michael and Judy Ovitz Revocable Trust. CKE Associates LLC has shared voting and dispositive power with respect to the shares directly owned by it and each of The Ovitz Family Limited Partnership, The Michael and Judy Ovitz Revocable Trust and Mr. Ovitz may be deemed to share voting and dispositive power with respect to such shares. The address of each of the foregoing persons is c/o Dreyer, Edmonds & Associates, 335 South Grand Avenue, Suite 4150, Los Angeles, California 90071. The foregoing is based on the Schedule 13D filed by the foregoing persons on July 13, 1999 (with share amounts adjusted to reflect subsequent stock dividends).
(34)	Based on the Schedule 13D filed on July 12, 1999 by PW Hotel I, LLC and PaineWebber Capital, Inc. (with share amounts adjusted to reflect subsequent stock dividends), each of whose address is 1285 Avenue of the Americas, New York, New York 10019. PW Hotel I, LLC has direct beneficial ownership of 412,068.758 shares of our series B preferred stock. PaineWebber Capital, Inc. is the managing member of PW Hotel I, LLC. PaineWebber Capital, Inc. and PW Hotel I, LLC share voting and dispositive power with respect to such shares.
(35)	Consists of the following entities and persons (with the number of shares of our series B preferred stock directly owned by such entity or person being indicated): Guayacan Private Equity Fund Limited Partnership, 16,481.761 shares; Advent-Morro Equity Partners, Inc.; Venture Management, Inc.; and Cyril L. Meduna. The general partner of Guayacan Private Equity Fund Limited Partnership is Advent–Morro Equity Partners, Inc., which is controlled by Venture Management, Inc., which in turn is wholly-owned by Mr. Meduna. By virtue of the relationship among these parties, each may be deemed to share beneficial ownership of the shares owned by Guayacan Private Equity Fund Limited. The address of each of the foregoing persons is c/o Advent-Morro Partners, Banco Popular Building, Suite 903, 206 Calle of PNC Bancorp, Inc. Tetuan, San Juan, Puerto Rico 00902. The foregoing information is based on the Schedule 13D filed by the foregoing persons on July 13, 1999 (with share amounts adjusted to reflect subsequent stock dividends).
(36)	Consists of the following entities (with the number of shares of our series B preferred stock directly beneficially owned by such entity being indicated): Strategic Real Estate Investments I, L.L.C., 412,068.758 shares; Lend Lease Real Estate Investments, Inc.; and Rosen Consulting Group, Inc. The address of Strategic Real Estate Investments, I, L.L.C. and Rosen Consulting Group, Inc. is 1995 University Avenue, Suite 550, Berkeley, California 94704, and the address of Lend Lease Real Estate Investments, Inc. is 3424 Peachtree Road, Suite 800, Atlanta, Georgia 30326. Strategic Real Estate Investments I, L.L.C. has shared voting and dispositive power with respect to the shares directly owned by it. Each of the foregoing persons expressly disclaims beneficial ownership of any shares not held directly by it. The foregoing share amount does not include 1,096,799 shares of our class A common stock that are managed by Lend Lease Rosen Real Estate Securities, Inc. for its clients. Mr. Kenneth T. Rosen, a Manager of Strategic Real Estate Investments I, L.L.C., is also Chief Executive Officer of Lend Lease Rosen Real Estate Securities, Inc. The foregoing information is based on the Schedule 13D filed by the foregoing persons on July 12, 1999 (with share amounts adjusted to reflect subsequent stock dividends).

(37)	Based on the Schedule 13D filed on July 14, 1999 by The Bonnybrook Trust, The Franklin Trust and The Dartmouth Trust (with share amounts adjusted to reflect subsequent stock dividends). The Bonnybrook Trust is the direct beneficial owner of 11,537.230 shares of our series B preferred stock; The Franklin Trust is the direct beneficial owner of 8,240.874 shares of our series B preferred stock; and The Dartmouth Trust is the direct beneficial owner of 16,481.761 shares of our series B preferred stock. The address of each of the foregoing persons is c/o The Beacon Companies, 2 Oliver Street, Boston, Massachusetts 02110. Alan M. Leventhal, one of our directors, is a trustee of each of the foregoing persons.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our board of directors, upon the recommendation of our audit committee, has appointed PricewaterhouseCoopers LLP, independent registered public accounting firm, as the independent auditors of our financial statements and internal control over financial reporting for the year ending December 31, 2005. PricewaterhouseCoopers LLP has acted as our auditors since August 19, 1999.

In addition to performing the audit of Wyndham’s consolidated financial statements and internal control over financial reporting, PricewaterhouseCoopers LLP provided various other services for Wyndham during the last two years.

Audit Fees. PricewaterhouseCoopers LLP’s fees for its audit of our financial statements and, in 2004, internal control over financial reporting and its review of our quarterly financial statements were $3,222,789 for the year ended December 31, 2004 and $1,690,276 for the year ended December 31, 2003.

Audit-Related Fees. PricewaterhouseCoopers LLP’s fees for certain assurance and related services were $269,500 for the year ended December 31, 2004 and $232,946 for the year ended December 31, 2003. Such audit-related fees arose primarily from audits of our individual entities related to divestitures and employee benefit audits.

Tax Fees. PricewaterhouseCoopers LLP’s fees for tax compliance, tax advice, tax planning and audit assistance were $112,050 for the year ended December 31, 2004 and $418,631 for the year ended December 31, 2003. The nature of the services comprising tax fees disclosed under this category include the compliance for subsidiaries formed in the United Kingdom, tax advice regarding potential transactions and advice related to Inland Revenue reviews of certain tax returns.

All Other Fees. PricewaterhouseCoopers LLP’s fees for professional fees related to strategic and economic advisory services and insurance reimbursement for the events of the September 11, 2001 terrorist attacks were $666,029 and $49,754, respectively, for the years ended December 31, 2004 and 2003.

One hundred percent of all audit, audit-related, tax and other services performed by PricewaterhouseCoopers LLP in 2004 were pre-approved by the audit committee, which concluded that the provision of such services by PricewaterhouseCoopers LLP was compatible with the maintenance of the firm’s independence in the conduct of its auditing functions. The audit committee has also determined that certain audit-related, tax and other services can be provided by Wyndham’s independent registered public accounting firm without impairing the independence of the auditors and has adopted an Audit Committee Pre-Approval Policy to provide procedures for the pre-approval of such services by the committee. The policy provides, among other things, for the audit committee’s general pre-approval annually of audit services and certain audit-related, tax compliance and other services by Wyndham’s independent registered public accounting firm, and all anticipated fees for such services outside the scope of the annual general pre-approval. The policy also requires that the audit committee specifically pre-approve any engagement of the independent registered public accounting firm for which the anticipated fee is expected to exceed certain pre-established thresholds. The policy allows the audit committee to delegate to one or more of its members pre-approval authority.

Our board of directors has decided to afford our stockholders the opportunity to express their opinions on the matter of our independent registered public accounting firm, and, accordingly, is submitting to our stockholders at the annual meeting a proposal to ratify the appointment by our board of directors of PricewaterhouseCoopers LLP. If a majority of the votes represented by the shares of our class A common stock, class B common stock and our series B preferred stock present, in person or by proxy, and entitled to vote on this proposal are not voted in favor of the ratification of the appointment of PricewaterhouseCoopers LLP, our board of directors will interpret this as an instruction to seek another independent registered public accounting firm. Our board of directors recommends that you vote “FOR” the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

It is expected that representatives of PricewaterhouseCoopers LLP will be present at the annual meeting and will be available to respond to appropriate questions. These representatives will be given an opportunity to make a statement if they desire to do so.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Summerfield Transaction

On December 22, 2004, we sold six Summerfield Suites hotels and a 33.3% interest in the Summerfield brand to various limited liability companies affiliated with Lehman Brothers Real Estate Partners, L.P. The hotels sold included the Summerfield Suites Denver Tech Center, Summerfield Suites Miami Airport, Summerfield Suites Morristown (New Jersey), Summerfield Suites Parsippany-Whippany (New Jersey), Summerfield Suites Seattle Downtown and Summerfield Suites Waltham (Massachusetts).

The total purchase price was $104,300,000 with $96,000,000 of that amount being allocated to the purchase price for the six hotels and with the $8,300,000 balance being allocated to the purchase price of the interest in the Summerfield brand. In connection with the closing, the six limited liability companies that acquired ownership of the hotels also deposited $4,000,000 in reserve accounts and agreed to use those funds to perform certain replacement and capital improvement work at the hotels within two years after the closing date.

Pursuant to the sale of the interest in the brand, Sum Business Holdings, LLC, which is indirectly owned 85% by a Lehman Brothers partnership and 15% by Gencom Group, acquired a 33.3% interest in Summerfield Hotel Holding Company, L.L.C., which indirectly owns all of the partnership interests in Summerfield Hotel Company, L.P., which in turn owns the Summerfield Suites brand and franchises and manages Summerfield Suites hotels. Gencom Group is controlled by Karim Alibhai, who is a director of Wyndham, and other members of his family. The remaining 66.7% interest in Summerfield Hotel Holding Company, L.L.C. is held by our wholly-owned subsidiary Patriot American Hospitality Partnership, L.P. Pursuant to the terms of the limited liability company agreement of Summerfield Hotel Holding Company, L.L.C., Sum Business Holdings, LLC can increase its interest in Summerfield Hotel Holding Company, L.L.C. to 50% by committing equity capital to develop seven additional Summerfield Suites hotels. However, if Sum Business Holdings, LLC does not develop at least seven hotels before December 22, 2009, then, so long as there has not been a change in control of Patriot American Hospitality Partnership, L.P., including in connection with the Blackstone merger, Patriot American Hospitality Partnership, L.P. may buy out Sum Business Holdings, LLC’s interest in the limited liability company. Summerfield Hotel Holding Company, L.L.C. is to be managed by a management committee consisting of at least four members, two of whom are appointed by Sum Business Holdings, LLC, and two of whom are appointed by Patriot American Hospitality Partnership, L.P.

Under the limited liability company agreement, Sum Business Holdings, LLC agreed to provide or to cause one of its affiliates to provide, by December 22, 2009, mezzanine financing in the aggregate amount of $50,000,000 for the development of Summerfield Suites hotels. In addition, the parties agreed to buy-sell provisions that may be exercised under certain circumstances, including without limitation the occurrence of a deadlock with respect to certain fundamental major decisions, to permit one party to acquire the other party’s interest in Summerfield Hotel Holding Company, L.L.C. The agreement also permits either party, at any time after June 22, 2006 but subject to certain right of first offer provisions, to initiate and complete procedures for the sale of the business. Further, except for certain exempted transactions, the agreement permits Sum Business Holdings, LLC to invoke the buy-sell procedures in the event of a change in control of Wyndham, including in connection with the Blackstone merger.

Following the closing, each of the six hotels was leased to six separate limited liability companies, which also are owned indirectly by the Lehman Brothers partnership and Gencom Group, and continue to be operated by Summerfield Hotel Company, L.P. under the Summerfield Suites brand pursuant to a hotel management agreement. Each of the hotel management agreements has a ten year term and may be renewed by the hotel lessee for two additional periods of five years each. Each hotel lessee has the right to terminate the management agreement for its hotel (1) pursuant to an annual performance test, (2) under certain circumstances if the hotel brand name is changed, (3) if there is a deadlock buy-sell event under the limited liability company agreement for Summerfield Hotel Holding Company, L.L.C. or (4) if the hotel is sold to an independent third party. Following termination of the hotel management agreement, the hotels may continue to be operated as Summerfield Suites hotels pursuant to franchise agreements that were executed at closing but become effective when the management agreements terminate. In addition to the management and franchise agreements, the parties also entered into service agreements, pursuant to which the responsibility for providing management services for a temporary period of time was delegated to our wholly-owned subsidiary Wyndham Management Corporation, and pursuant to which Summerfield Hotel Company, L.P. may obtain certain centralized services for Summerfield Suites Hotels.

Transactions with Certain Wyndham Directors and Former Directors

During 2004, Wyndham received hotel management, franchise and service fees in the aggregate amount of approximately $1,967,000 from the owners of hotels in which Rolf Ruhfus, Sherwood Weiser or Milton Fine holds an ownership interest.

Rolf Ruhfus	2004 Aggregate Management, Franchise and Service Fees
Summerfield Suites-Bridgewater	$210,418
Summerfield Suites-Burlington	$153,608
Summerfield Suites-Charlotte	$87,936
Summerfield Suites-Gaithersburg	$168,037
Summerfield Suites-Pleasanton	$146,746
Summerfield Suites-Scottsdale	$163,808
Summerfield Suites-Plymouth	$135,875

Sherwood Weiser	2004 Aggregate Management, Franchise and Service Fees
Holiday Inn Dayton Mall, Ohio (1)	$76,475

Milton Fine	2004 Aggregate Management, Franchise and Service Fees
Wyndham Reach Resort-Key West, FL	$453,243
Wyndham—Pittsburgh Airport (2)	$370,945

(1)	The Holiday Inn Dayton Mall management contract was terminated on August 31, 2004.
(2)	The Wyndham—Pittsburgh Airport was sold on March 24, 2005.

Norman Brownstein, one of our directors until February 25, 2004, serves as chairman of Brownstein Hyatt & Farber P.C., a law firm that has advised us on certain matters related to litigation and real property transactions. During 2004, we paid Brownstein Hyatt & Farber, P.C. approximately $173,649 in legal fees.

In connection with the merger of Interstate Hotels Company, or IHC, and Patriot American Hospitality, Inc., or Patriot, Mr. Fine, IHC, Patriot and certain other parties entered into a shareholders agreement, dated December 2, 1997. Pursuant to the terms of the shareholders agreement, Patriot must indemnify Mr. Fine for certain tax liabilities until December 2, 2007 or Mr. Fine’s death, whichever occurs first. During the first quarter of 2005, we paid $378,464 to certain entities related to Mr. Fine in consideration of Mr. Fine releasing Wyndham of any continuing liability under the shareholders agreement in relation to the sales of the Wyndham Harrisburg and Wyndham Pittsburgh Airport properties. Additional amounts to be paid, if any, cannot be estimated at this time.

On May 10, 2005 Wyndham entered into an agreement with Mr. Fine whereby Mr. Fine has the option to redeem his interest in the partnership which indirectly owns the Wyndham Reach property under certain specified conditions. If Mr. Fine exercises the option, Wyndham will be relieved from any further indemnity obligations for tax liability.

In September 2003, we entered into a consulting agreement, which has a term of two years, with Lynn Swann. Pursuant to the terms of the consulting agreement, Mr. Swann agreed to, among other things, make a certain number of personal appearances on our behalf as well as make himself available for a certain number of advertisements in order to promote us. In return for his services, we must pay Mr. Swann $250,000 per year.

Leonard Boxer, one of our directors, is a partner with Stroock & Stroock & Lavan, a law firm that has advised us on certain matters related to property transactions. During 2004, we paid Stroock & Stroock & Lavan approximately $352,000 in legal fees.

On December 30, 2004, we entered into an agreement to sell 25 non-strategic hotels to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. Karim Alibhai and Sherwood Weiser are investors in, and have committed to make additional investments in, Highgate Holdings. The purchase price of the transaction was $366 million. As part of the agreement, the 15 Wyndham-branded assets included in the sale will remain in the brand’s portfolio pursuant to new franchise agreements. Impairments totaling $333.5 million were recorded on these 25 properties during 2004. Upon the close of the sale of 23 of the 25 hotels on March 25, 2005, a gain of approximately $21.3 million was recorded. With respect to the Marriott Atlanta property, Marriott exercised their right of first refusal to purchase the property under the management agreement. The sale of such property closed on June 15, 2005. The sale of the remaining property is scheduled to close upon the receipt of certain consents. These transactions will complete our planned disposition program, which began in June 1999.

Transactions with Certain Wyndham Executive Officers and Family Members and Former Executive Officers

In 1999, in connection with his employment agreement, we loaned Mr. Kleisner, our Chairman, President and Chief Executive Officer, $500,000 pursuant to a recourse note for use in purchasing a residence in Dallas, Texas. The note bears no interest. In 2001, in connection with his employment agreement, we also loaned Mr. Kleisner $665,000 pursuant to a nonrecourse note. The note bears interest at a rate equal to the rate on our senior credit facility. As of December 31, 2004, principal and accrued interest in the amount of approximately $1,219,000 remained outstanding on these loans.

Fred J. Kleisner II, Mr. Kleisner’s son, has served as resort manager for the Wyndham El San Juan in Puerto Rico since December 1, 2004. Prior to then, he served as the general manager of the Wyndham Peaks Resort & Golden Door Spa in Telluride, Colorado. In connection with his employment, he receives a base salary for his services and is eligible to receive an incentive bonus. During the year ended December 31, 2004, Mr. Kleisner received total compensation of $163,255.

Theodore Teng resigned his position as our President and Chief Operating Officer effective December 21, 2004. Pursuant to the terms of his separation agreement, we paid Mr. Teng a severance payment of $1,515,920 on January 7, 2005 and an incentive bonus of $470,820 on February 15, 2005. In addition, pursuant to his separation agreement, (a) all of Mr. Teng’s stock options and restricted unit awards vested as of the termination date, (b) Mr. Teng waived his right to have us purchase such options and restricted unit awards for a fixed amount, and (c) we agreed to provide certain outplacement and other benefits to Mr. Teng.

Joseph Champ resigned his position as our Executive Vice President—Business Development and Chief Investment Officer effective December 21, 2004. Pursuant to the terms of his separation agreement, we paid Mr. Champ a severance payment of $1,096,861 on January 7, 2005 and an incentive bonus of $312,093 on February 15, 2005. In addition, pursuant to his separation agreement, (a) all of Mr. Champ’s stock options and restricted unit awards vested as of the termination date, (b) Mr. Champ waived his right to have us purchase such options and restricted unit awards for a fixed amount, and (c) we agreed to provide certain outplacement and other benefits to Mr. Champ.

During fiscal 2004 and in connection with services relating to Wyndham’s diversity initiatives, Wyndham paid an aggregate of approximately $308,000 to various consultants that we believe made payments of approximately $240,000 during the same period to Mr. James DeBerry or to a Company owned by him. Mr. DeBerry is the husband of Donna DeBerry, our former Executive Vice President-Diversity, who was responsible for increasing awareness of Wyndham’s diversity initiatives. From time to time Mr. DeBerry provides consulting services to firms engaged by Wyndham in diversity initiatives. As a result of discussions with Ms. DeBerry after her employment with us ended, Ms. DeBerry agreed to pay us $55,000 and agreed we have no payment obligations to her. In connection with that arrangement, Ms. DeBerry and we did not reach an agreement about whether or not the payments to Mr. DeBerry were related to transactions with us, and we entered into a mutual release of claims with Ms. DeBerry.

Apollo Investors

During 2004, we recognized hotel management, franchise and service fees in the aggregate amount of approximately $2,954,000 from hotels listed below in which certain entities affiliated with the Apollo investors hold an ownership interest. We expect to recognize hotel management, service and franchise fees in the future from these hotels.

2004 Aggregate Management, Franchise and Service Fees
Wyndham Palm Springs	$1,258,943
Wyndham St. Anthony	$1,054,598
The Harbor View Hotel-A Wyndham Luxury Resort	$465,621
Kelley House-A Wyndham Luxury Resort	$175,070

In 2000, we entered into a timeshare agreement with Tempus. An affiliate of the Apollo investors owns a majority equity interest in Tempus and four members of our board of directors are designees of the Apollo investors. The agreement contemplates that Tempus would develop, manage and market timeshare interests at certain Wyndham properties. We granted Tempus an exclusive license to use the Wyndham name in connection with its development of vacation ownership resorts under the name Wyndham Vacation Club. We receive fees for the use of the Wyndham name and for providing certain chain-level services to Tempus. During 2004, we recognized fees in the aggregate amount of $782,000 under the agreement.

On July 11, 2005, Tempus entered into an agreement with the parent, which permits either the parent or Tempus to terminate the timeshare agreement within 30 days of the closing of the Blackstone merger. Upon any such termination, parent would be obligated to cause Wyndham to pay $43,750,000 to Tempus. Following the termination, neither Wyndham nor Tempus would have any continuing liability to the other, except (1) Tempus would remain obligated to pay any accrued and unpaid fees as of the termination date, (2) the parent would cause Wyndham to continue to provide certain chain-level services to Tempus and to continue to honor certain benefit packages sold by Tempus for varying periods and (3) the parent would cause Wyndham to grant Tempus a five-year license to use certain space in one of the Wyndham hotels to market Tempus timeshares.

Series B Preferred Stock Investors

Pursuant to a securities purchase agreement, dated February 18, 1999, by and among us, the Investors and the other parties thereto, we must indemnify the Investors for any breach of the representations, warranties and covenants contained in the securities purchase agreement. As of the date of this proxy statement/prospectus, most of the representations, warranties and covenants contained in the securities purchase agreement have expired. Most of our remaining indemnification obligations are subject to certain threshold amounts that must be surpassed before a claim for indemnification can be made. To the extent we must indemnify the Investors, the conversion price of our series B preferred stock (so long as it remains outstanding) will be reduced pursuant to the terms of the certificate of designation for our series B preferred stock.

INFORMATION WITH RESPECT TO WYNDHAM

Business

We own, lease, manage and franchise hotels primarily in the upper upscale and luxury segments of the hotel and resorts industry in the United States, Canada, Mexico, the Caribbean and Europe. As of the date of this proxy statement/prospectus, our portfolio consisted of 147 hotels and resorts with over 40,100 guest rooms. We are a Delaware corporation and our principal executive office is located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207.

We classify our business into two groups: (1) proprietary branded hotels and (2) non-proprietary branded hotels. Our proprietary branded hotels are Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™ consisting of 140 owned, leased, managed or franchised hotels with over 38,100 guest rooms as of June 30, 2005. Wyndham Hotels & Resorts® is our principal proprietary branded group of assets. Through both our Wyndham Hotels & Resorts® brand and our Wyndham Garden Hotels® brand, we offer upper upscale, full-service accommodations to business and leisure travelers. Through our Wyndham Luxury Resorts brand, we offer luxury resort accommodations, such as the Boulders and Carmel Valley Ranch. Through our Summerfield Suites by Wyndham™ brand, we offer upper upscale, all-suite accommodations to business and leisure travelers.

Our primary growth strategy for our proprietary branded hotels has been to expand through new management and franchise contracts, rebrand our convertible non-proprietary hotels to the Wyndham flag, operate efficiently through revenue generation and cost containment programs and build the brand through innovative programs.

Our non-proprietary branded hotels consist of 7 owned or managed hotels with approximately 2,000 guest rooms as of the date of this proxy statement/prospectus. These hotels are operated under franchise or brand affiliations with nationally recognized hotel companies, including Radisson® and Holiday Inn®. We manage all of these hotels. Our non-proprietary branded hotels are operated primarily by Performance Hospitality Management (“PHM”), one of our management divisions. In addition to our owned assets, PHM manages four non-proprietary branded hotels for third parties.

Our strategy for our non-proprietary hotels has been to selectively dispose of these hotels through asset sales and exchanges to create a source of capital for us to (1) repay debt and (2) continue expanding the Wyndham proprietary brand. Upon completion of this strategy, since June of 1999, Wyndham has sold approximately 185 non-strategic properties for gross proceeds of over $2.7 billion. The net proceeds from the asset sales have been used to reduce debt and overall Company leverage.

Please see “Results of Reporting Segments” below and Note 15 of the Notes to our consolidated financial statements for additional information about our business segments.

Recent Developments

On December 22, 2004, Wyndham formed a joint venture with Lehman Brothers Real Estate Partners (“LBREP”) to expand and develop Summerfield Suites by Wyndham™, Wyndham’s upscale, extended-stay brand. The transaction included the sale of six Summerfield Suites by Wyndham™ and the sale of an equity interest in the entity that owns our Summerfield brand to LBREP.

On December 30, 2004, we entered into an agreement to sell 25 non-strategic hotels to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. Karim Alibhai and Sherwood Weiser are investors in, and have committed to make additional investments in, Highgate Holdings. The purchase price of the transaction was $366 million. The net cash proceeds from the sale was used to pay down debt. As part of the agreement, the 15 Wyndham-branded assets included in the sale will remain in the brand’s portfolio pursuant to new franchise agreements. Impairments totaling $333.5 million were recorded on these 25 properties during 2004. Upon the close of the sale of 23 of the 25 hotels on March 25, 2005, a gain of approximately $21.3 million was recorded. With respect to the Marriott Atlanta property, Marriott exercised their right of first refusal to purchase the property under the management agreement. The sale of such property closed on June 15, 2005. The sale of the remaining property is scheduled to close upon the receipt of certain consents. These transactions will complete our planned disposition program, which began in June 1999.

On January 3, 2005, we sold the Doubletree Glenview to Lone Star Funds. The property has been converted to a Wyndham hotel and will be operated by us under a long-term management agreement.

On or about February 28, 2005, we entered into a stipulation of settlement with regard to Bay Meadows litigation, and discussed under “Legal Proceedings” on page 92. Pursuant to the stipulation of settlement, and assuming court approval of such stipulation of settlement, we shall issue 11 million shares of Wyndham common stock to the proposed settlement class. We also have agreed to contribute a maximum amount of $1 million to the settlement class, only in the event that the trading price of Wyndham common stock falls below a certain threshold for a defined period of time. Furthermore, we have agreed to allow the settlement class to participate in a rights offering to maintain their percentage ownership of the common stock if the series B preferred stock is converted into common stock on or prior to December 31, 2005, which will be triggered if the recapitalization is consummated. Such rights offering will be at a price equal to 90% of the lower of (i) the liquidation value of the series B preferred stock being converted into Wyndham common stock received by the series B preferred stockholder divided by the number of shares of Wyndham common stock to be received pursuant to the conversion or (ii) the stated conversion price in any agreement between the holders of the series B preferred stock and Wyndham. The recapitalization transaction, if consummated, will give rise to Wyndham’s obligation to conduct the rights offering in order to permit the class members to maintain their ownership interest in Wyndham (approximately 6.18% based on the number of shares anticipated to be outstanding immediately following consummation of the recapitalization). The price in such rights offering will be equal to 90% of the average liquidation preference of the series B preferred stock immediately prior to the effective time of the recapitalization merger divided by the exchange ratio. On or about June 20, 2005, the parties entered into an amended stipulation of settlement that would provide class members with cash consideration equal to the consideration per common share provided to holders of Wyndham common stock in the event of a sale, merger or other business combination of Wyndham prior to the issuance of the 11,000,000 shares to the class. In addition, the amended stipulation of settlement provides that in the event that (i) the series B preferred shares have been converted into common stock prior to the consummation of a sale of Wyndham and (ii) the per share consideration provided to holders of Wyndham common stock in the sale were greater than 90% of the conversion price of the price per common share at which the holders of series B preferred stock convert shares into Wyndham common stock, then instead of a rights offering each class member would receive additional cash consideration in an amount equal to the product of (a) that number of shares of Wyndham common stock necessary to maintain that person’s ownership percentage of Wyndham’s common stock prior to the conversion and (b) the difference between the per share consideration provided to holders of Wyndham common stock in the sale and 90% of the conversion price. As of December 31, 2004, we have recorded a reserve of $11.2 million to cover the cost of the settlement. See “—Legal Proceedings.”

On March 10, 2005, we completed the sale of the Wyndham Riverfront in New Orleans. All net proceeds were used to pay down debt.

On May 10, 2005, we completed the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt. We entered into a $1.65 billion refinancing, expanding our corporate debt maturities to 2011. This represents approximately 90 percent of our outstanding debt. Additionally, the debt pre-funds up to $100 million of capital to invest in our owned and leased properties.

On June 1, 2005, we completed the sale of our leasehold interest in the Wyndham New York. The property is being operated by us under an interim management agreement. All net proceeds are being held by Wyndham for reinvestment in similar assets.

Our History

Patriot American Hospitality, Inc. (“Patriot”) was formed on April 17, 1995 as a self-administered real estate investment trust (“REIT”) to acquire equity interests in hotel properties. On October 2, 1995, Patriot completed an initial public offering of its common stock and commenced its operations.

On July 1, 1997, Patriot merged into California Jockey Club (“Cal Jockey”). As part of this merger, Cal Jockey and Bay Meadows Operating Company (“Bay Meadows”) entered into a paired share arrangement under which both of their common stocks were paired and traded together. Also, Cal Jockey changed its name to Patriot, and Bay Meadows changed its name to “Patriot American Hospitality Operating Company.”

In January 1998, Wyndham Hotel Corporation merged into Patriot and, as part of that merger, Patriot American Hospitality Operating Company changed its name to “Wyndham International, Inc.” We will refer to Wyndham International, Inc. as it existed before June 30, 1999 as “old Wyndham.”

During 1998, Patriot and old Wyndham grew primarily by acquiring hotels and other related businesses. They financed these acquisitions with funds drawn on their revolving credit facilities and capital raised by issuing paired shares and by having their two operating partnerships issue limited partnership interests.

On June 30, 1999, we restructured our organization. As part of this restructuring:

•	Patriot became a wholly-owned subsidiary of ours;

•	we and Patriot terminated the paired share arrangement;

•	each outstanding paired share was converted into one share of our class A common stock; and

•	Patriot terminated its status as a REIT effective January 1, 1999 and became a taxable corporation as of that date.

Also on June 30, 1999, we completed a $1 billion series B preferred stock equity investment, closed a new credit facility (comprised of a senior credit facility and an increasing rate loan facility) and closed on additional mortgage debt, which has since been refinanced. Holders of our series B preferred stock are entitled to a quarterly dividend on a cumulative basis at a rate of 9.75% per year of which a portion is payable in additional shares of our series B preferred stock. Our series B preferred stock is convertible, at the holders’ option, into shares of our class B common stock. Also in 1999, we completed a rights offering of our series A preferred stock, which, except for voting rights, has substantially similar terms to our series B preferred stock. We used the proceeds of our series A preferred stock offering to redeem some of our series B preferred stock.

Our credit facilities prohibit us from paying the cash portion of the preferred stock dividend. Under the terms of our preferred stock, if cash dividends are in arrears and unpaid for a period of 60 days or more, an additional amount of dividends accrue at a rate per annum of 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of preferred stock. As of June 30, 2005, we had issued additional stock dividends of 1,096,300 shares of series A and series B preferred stock with a stated amount of $109.6 million because cash dividends totaling $116.9 million on the preferred stock had been in arrears and unpaid for a period of more than 60 days.

On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP commenced a tender offer to purchase all outstanding shares of our series A preferred stock at a price of $30 per share. The offer expired on March 14, 2005, and pursuant to the offer, 6,128.94 shares were tendered.

Over the past several years we have sold our non-strategic, non-convertible assets. These are properties that did not fit our proprietary brand profile because of the quality of the assets or the fact that they were encumbered by long-term licensing agreements with non-Wyndham brands. By disposing of these assets, we will be able to focus solely on being a branded operating company, as well as reducing our debt with the majority of the net proceeds from these asset sales. The assets sold since June 1999 through the second quarter of 2005 successfully complete our planned disposition program. Since implementing this plan in June of 1999, we have sold approximately 185 non-strategic properties with gross proceeds of over $2.7 billion.

In 2002, we sold the following assets:

•	seven hotels and an investment in a restaurant venture in separate transactions for aggregate net cash proceeds of approximately $60.1 million after we repaid approximately $65.7 million of debt. Also, we used $38.7 million of the net cash proceeds from the sales of the assets to pay down a portion of our senior credit facility and increasing rate loans facility; and

•	thirteen hotels in a single transaction for net cash proceeds of approximately $202.5 million, after we repaid approximately $224.1 million of debt and placed $36.1 million in escrow under the terms of our then existing senior credit facility for application by us in the future to make payments on existing mortgage indebtedness. Also, we used $127.6 million of the net cash proceeds from the sale of the assets to pay down a portion of our then existing senior credit facility and increasing rate loans facility. As of December 31, 2004, all of the $36.1 million placed in escrow has been applied in payment of existing mortgage indebtedness. All the foregoing indebtedness has been paid off as part of the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt as set forth in the section entitled Indebtedness on page 141.

In 2003, we sold or terminated leases for the following assets:

•	eighteen hotels, two parcels of undeveloped land and a golf venture were sold in separate transactions for aggregate net cash proceeds of approximately $107.4 million, after the repayment of mortgage debt of approximately $114.9 million. Also, we used $68.3 million of the net cash proceeds to pay down a portion of the then existing senior credit facility and increasing rate loans facility, and we retained the rest of the net cash proceeds in accordance with the terms of the then existing senior credit facilities; and

•	Hospitality Properties Trust (“HPT”) terminated leases on 27 hotel properties (15 Summerfield Suites by Wyndham™ and 12 Wyndham Hotels and Wyndham Garden Hotels) operated by two of our subsidiaries. HPT subsequently rebranded the hotel properties to third-party brands.

In 2004, we sold or terminated leases for the following assets:

•	investments in 39 hotels and certain undeveloped land were sold in separate transactions for net cash proceeds of $308.7 million after payment of $313.2 million of mortgage debt. We used $297.4 million of the net cash proceeds to pay down a portion of the then existing senior credit facility and increasing rate loan facility, and retained the rest of the net cash proceeds in accordance with the terms of the then existing senior credit facilities; and

•	the leases on six Summerfield Suites by Wyndham™ properties were terminated and the properties were converted to long-term franchises on April 1, 2004. Approximately $22 million, which represented the leases’ remaining book value, was considered impaired and written-off as of December 31, 2003.

On December 22, 2004, we formed a joint venture with LBREP to expand and develop Summerfield Suites by Wyndham™, Wyndham’s upscale, extended-stay brand. The transaction included the sale of six Summerfield Suites by Wyndham™ and the sale of an equity interest in the entity that owns our Summerfield brand to LBREP.

On December 30, 2004, we entered into an agreement to sell 25 non-strategic hotels to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. Karim

Alibhai and Sherwood Weiser are investors in, and have committed to make additional investments in, Highgate Holdings. The purchase price of the transaction was $366 million. As part of the agreement, the 15 Wyndham-branded assets included in the sale will remain in the brand’s portfolio pursuant to new franchise agreements. Impairments totaling $333.5 million were recorded on certain of these 25 properties during 2004. Upon the close of the sale of 23 of the 25 hotels on March 25, 2005, a gain of approximately $21.3 million was recorded. With respect to the Marriott Atlanta property, Marriott exercised their right of first refusal to purchase the property under the management agreement. The sale of such property closed on June 15, 2005. The sale of the remaining property is scheduled to close upon the receipt of certain consents. These transactions will complete our planned disposition program, which began in June 1999.

On January 3, 2005, we completed the sale of the Doubletree Glenview to Lone Star Funds. The property has been converted to a Wyndham hotel and will be operated by us under a long-term management agreement.

On March 10, 2005, we completed the sale of the Wyndham Riverfront in New Orleans. All net proceeds were used to pay down debt.

On June 1, 2005, we completed the sale of our leasehold interest in the Wyndham New York. The property is being operated by us under an interim management agreement. All net proceeds are being held by Wyndham for reinvestment in similar assets.

Our Business Strengths

Strong Brand Name. Our proprietary brands all have at least a 20-year history and our Wyndham brand is highly recognized in our industry. Our Wyndham brand, including Summerfield Suites by Wyndham™, serves to identify high quality assets with a consistent and high level of customer service and reliability.

Geographically Diverse Portfolio. To help mitigate the effects of regional downturns in the hotel industry, we have assembled a geographically diverse portfolio of hotels and resorts.

Personalized Guest Experience. Through our innovative brand-enhancing program, Wyndham ByRequest®, we are able to provide each ByRequest member a personalized stay experience. Based on the member’s personal ByRequest profile, we arrange their guest room amenities before check-in. In addition, Wyndham ByRequest® allows us to customize on-going communications with members and tailor future travel benefits to our members’ ByRequest profile. At June 30, 2005, the program had approximately 2.4 million members.

Our Business Strategy

We have been building our brand by growing our management and franchise business and implementing innovative programs. Additionally, we have created brand operating efficiencies with revenue generation and cost containment programs.

•	Dispose of non-strategic assets. Over the past several years we have sold our non-strategic, non-convertible assets. These are properties that do not fit our proprietary brand profile because of the quality of the assets or the fact that they were encumbered by long-term licensing agreements with non-Wyndham brands. By disposing of these assets, we will be able to focus solely on being a branded operating company, as well as reduce our debt with the majority of the net proceeds from these asset sales. The assets sold since June 1999 through the second quarter of 2005 successfully complete our planned disposition program. Since implementing this plan in June of 1999, we have sold approximately 185 non-strategic properties with gross proceeds of over $2.7 billion.

•

Grow our management and franchise business. We have and will continue to focus our growth efforts in the area of new management and franchise contracts. This growth will enable us to expand our brand distribution and increase our revenues through the fee income associated with these contracts. At June 30, 2005, we had 36 management contracts, 68 franchise agreements and eight hotels under a strategic alliance. We are aggressively pursuing new management and franchise opportunities and will continue to geographically target major metropolitan areas and resort destinations. We have extensive experience in the lodging industry and we believe our industry knowledge, relationships and access to market information provide us a competitive edge with respect to identifying, evaluating and signing new hotel assets to the Wyndham brand.

•	Build the Wyndham brand. We continue to support and implement programs to differentiate the Wyndham brand from our competitors.

•	Wyndham ByRequest®. Our innovative guest recognition program allows our guests to personalize their stay at any of our branded properties. We customize on-going communication and future travel benefits to our members’ profiles, which we believe builds loyalty to the Wyndham brand. We will apply this successful model to other areas of Wyndham’s business to provide customers with an even more personalized and meaningful hotel experience.

•	Golden Door. Owned by Wyndham, the world’s premier spa brand will continue to expand at select Wyndham resort properties. Additionally, we plan to launch a secondary spa brand, tied to the Golden Door name, as well as expand our exclusive Golden Door Skin Care product line in high-end retail outlets.

•	Summerfield Suites by Wyndham™. One of the RevPAR leaders in the extended-stay hotel segment, Summerfield Suites by Wyndham is expected to grow substantially in the next 10 years, thereby expanding Wyndham’s fee-based income.

•	Women On Their Way. Wyndham was the first hotel brand to dedicate an entire program to the emerging female business travel market. Wyndham has focused on women business travelers as a business opportunity since 1995 through its Women On Their Way initiative. The program has facilitated proprietary relationships with leading women business organizations and through these driven revenues for the brand. In celebration of the program’s 10th anniversary, Wyndham will launch various promotions throughout 2005 to reinforce Wyndham’s long-standing commitment.

•	Technology. Wyndham will continue to make advancements in its technology, whether through the addition of Wi-Fi in every Wyndham guestroom; cutting-edge casino technology in its Puerto Rican resorts; or continued enhancements to wyndham.com, making it easier to book a reservation while offering more personalized features.

•	Operate efficiently. From a revenue generation standpoint, we have continued to streamline our sales and booking efforts. All of our branded assets are under one global distribution code “WY”. This has enabled our central reservations office to efficiently cross-sell our properties and, thus, achieve a greater maximization of revenues. We have continued our cost containment programs. The programs include, among other things, a permanent reduction in our workforce at both our corporate office and our properties; and the renegotiation of service agreements and trade contracts.

Our Proprietary Brands

We market all of our proprietary products under the Wyndham brand umbrella, which includes four-star, upper upscale hotels that offer full-service accommodations to business and leisure travelers, and a five-star luxury resort brand. With hotels in major urban, suburban and resort markets, our Wyndham brand offers products geared to the specific needs of travelers based on their location, facilities and travel purpose.

Wyndham Hotels & Resorts®. This brand includes our principal proprietary brand of hotels and resorts. Our hotel brand features upper upscale, full-service hotels that contain an average of 300 hotel rooms, generally between 15,000 and 315,000 square feet of meeting space and a full range of guest services and amenities for business and leisure travelers as well as conferences and conventions. These hotels, which are located primarily in the central business districts and dominant suburbs of major metropolitan markets, target business groups, meetings and individual business and leisure travelers. These hotels offer elegantly appointed facilities and high levels of quality guest service.

Our distinctive, full-service Wyndham resorts contain an average of 470 rooms and a full range of guest services for leisure travelers and business groups. We are the largest owner/operator of resorts in the Caribbean and Florida.

Wyndham Luxury Resorts®. This brand includes five-star, luxury hotel properties featuring between 60 and 200 rooms, numerous fine dining options and other luxury and recreational amenities. These luxury resorts distinguish themselves by focusing on incorporating the local environment into every aspect of the property, from decor to cuisine to recreation. Our luxury resort collection includes the Golden Door®, one of the world’s preeminent destination spas based in Escondido, California. Our luxury resorts are also located in Arizona and California.

Wyndham Garden Hotels®. This brand includes hotels that are located principally near major airports and suburban business districts and serve individual business travelers and small business groups. These full-service hotels feature between 140 and 230 guest rooms, and include up to 6,500 square feet of meeting space. Their amenities and services generally include a three-meal restaurant, signature Wyndham Garden® libraries, laundry and room service.

Summerfield Suites by Wyndham™. This brand offers guests one of the highest quality lodging experiences in the upper upscale, all-suites segment. Each suite contains a fully equipped kitchen, a spacious living room and a private bedroom. Many of the suites feature two bedroom, two bath units. Each hotel also has a swimming pool, exercise room and other amenities to serve business and leisure travelers. Each hotel features 90 to 200 suites in either interior or exterior corridor design.

Our Non-Proprietary Brands

Among our non-proprietary branded hotels, we own and/or operate 7 hotels aggregating approximately 2,000 rooms under franchise or brand affiliations with nationally recognized hotel companies, including Radisson® and Holiday Inn®. The majority of our non-proprietary branded hotels are full-service hotels that operate in the upscale and upper upscale segments of the hotel industry. Our full-service hotels generally offer a range of conference facilities and banquet space, food and beverage accommodations, gift shops and recreational areas, including swimming pools. These hotels target both business and leisure travelers, including meetings, groups and individuals.

As of June 30, 2005, we employed approximately 18,500 employees. In our opinion, we have a good relationship with our employees and we retain appropriate support personnel to manage our operations.

Properties

We consider our hotels and resorts to be premier establishments with respect to desirability of location, size, facilities, physical condition, quality and the variety of services offered in most of the areas in which they are located. Although obsolescence arising from age and condition of facilities can adversely affect our properties, we spend substantial funds to renovate and maintain the properties to remain competitive.

The following table sets forth, for each of our owned and leased hotels as of June 30, 2005, the hotels and number of rooms and, for the year ended December 31, 2004, total revenue, average daily rate, average occupancy rate and revenue per available room.

Property Name (1)	City	State	Number of Rooms	Total Revenue	Average Daily Rate	Occupancy	Revenue per Available Room
	(Total Revenue in thousands)
Wyndham Hotels & Resorts
Wyndham Atlanta	Atlanta	GA	312	$11,569	$107.68	66.7%	$71.79
Wyndham Baltimore	Baltimore	MD	707	$33,437	$121.04	69.2%	$83.81
Wyndham Bel Age	West Hollywood	CA	200	$15,952	$157.05	86.6%	$135.99
Wyndham Billerica	Billerica	MA	210	$5,675	$84.46	61.4%	$51.89
Wyndham Boston	Boston	MA	362	$24,643	$158.55	87.4%	$138.56
Wyndham Bristol Place	Toronto	Ontario	287	$14,055	$93.19	78.0%	$72.66
Wyndham Burlington	Burlington	VT	256	$12,227	$111.87	83.3%	$93.23
Wyndham Buttes Resort	Tempe	AZ	353	$24,108	$117.69	81.7%	$96.16
Wyndham Casa Marina Resort & Beach House	Key West	FL	311	$27,405	$196.45	83.6%	$164.17
Wyndham Chicago	Chicago	IL	417	$27,118	$140.15	85.1%	$119.25
Wyndham Condado Plaza	San Juan	PR	570	$65,028	$152.60	85.2%	$129.99
Wyndham Denver Tech Center	Denver	CO	180	$4,171	$70.28	60.1%	$42.21
Wyndham El Conquistador Resort & Country Club	Fajardo	PR	750	$97,520	$203.68	74.5%	$151.82
Wyndham El San Juan Hotel & Casino	San Juan	PR	382	$65,642	$221.83	86.1%	$190.90
Wyndham Emerald Plaza	San Diego	CA	436	$22,949	$123.15	84.0%	$103.40
Wyndham Ft. Lauderdale Airport	Dania	FL	383	$12,752	$74.35	80.8%	$60.07
Wyndham Harbour Island	Tampa	FL	299	$16,345	$124.28	74.7%	$92.90
Wyndham Miami Beach Resort	Miami	FL	424	$22,779	$118.59	75.5%	$89.54
Wyndham New Orleans	New Orleans	LA	438	$29,827	$154.51	82.3%	$127.11
Wyndham Northwest Chicago	Itasca	IL	408	$24,203	$103.00	59.9%	$61.65
Wyndham Palace Resort & Spa	Lake Buena Vista	FL	1,012	$67,954	$126.90	83.3%	$105.69
Wyndham Peaks Resort & Golden Door Spa	Telluride	CO	174	$14,348	$207.44	60.2%	$124.91
Wyndham Philadelphia at Franklin Plaza	Philadelphia	PA	757	$38,747	$108.06	68.3%	$73.80
Wyndham Reach Resort	Key West	FL	150	$13,456	$198.77	84.4%	$167.67
Wyndham Richmond Airport	Richmond	VA	155	$4,500	$65.87	78.7%	$51.83
Wyndham Rose Hall Resort & Country Club	Montego Bay	Jamaica	488	$29,480	$105.63	86.3%	$91.12
Wyndham Toledo (2)	Toledo	OH	241	$7,494	$72.51	67.7%	$49.08
Wyndham Washington, D.C.	Washington	DC	400	$23,376	$130.05	83.9%	$109.07

Property Name (1)	City	State	Number of Rooms	Total Revenue	Average Daily Rate	Occupancy	Revenue per Available Room
	(Total Revenue in thousands)

Wyndham Luxury Resorts®
Carmel Valley Ranch—A Wyndham Luxury Resort	Carmel Valley	CA	144	$17,222	$218.51	75.1%	$164.08
The Boulders—A Wyndham Luxury Resort	Carefree	AZ	160	$42,329	$268.86	77.8%	$209.27

Wyndham Garden Hotels®
Wyndham Garden Hotel— LaGuardia	East Elmhurst	NY	229	$8,721	$104.71	82.3%	$86.15

Non-Proprietary Branded Properties
Park Shore	Honolulu	HI	226	$6,725	$86.17	77.5%	$66.82
Park Plaza New Orleans (3)	New Orleans	LA	759	$16,686	$84.09	54.2%	$45.59

Other

(1)	See “Schedule III-Real Estate and Accumulated Depreciation” on page F-49 for encumbrances, if any, associated with these assets. Excludes the Golden Door Spa, located in Escondido, CA, which has 41 rooms and total revenue of $14,617,534.
(2)	On December 30, 2004, we entered into a definitive agreement to sell this non-strategic hotel to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. This asset will remain in the brand’s portfolio pursuant to a new franchise agreement.
(3)	Property is currently being marketed for sale.

Total Portfolio as of June 30, 2005

	Owned	Leased	Managed	Franchised	Strategic Alliance	Timeshare	Total
Wyndham Hotels & Resorts®	24	4	24	31	8	1	91
Wyndham Luxury Resorts®	3	—	6	—	—	—	9
Wyndham Garden Hotels®	1	—	1	14	—	—	16
Summerfield Suites by Wyndham™	—	—	—	23	—	—	23
Proprietary Branded Hotels—Subtotal	28	4	31	68	8	1	140
Non-Proprietary Branded Hotels	2	—	5	—	—	—	7

Total	30	4	36	68	8	1	147

Franchise and Brand Affiliations

As of the date of this proxy statement/prospectus, all but two of our owned hotels are operated under franchise or brand affiliations with nationally recognized hotel companies. Franchisors and brand operators provide a variety of benefits for our hotels, including national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems. We generally are the licensee under the franchise agreements related to such hotels. Under these franchise agreements, franchise royalties and fees generally range up to approximately 10% of room revenue. The duration of these franchise agreements vary, but generally may be terminated upon prior notice or upon payment of certain specified fees.

Management of Hotels

As of June 30, 2005, we managed 36 hotels for third party owners pursuant to management agreements under which we are responsible for the day-to-day operations of these hotels. Of these managed hotels, we managed 31 hotels under our proprietary brands and five hotels under non-proprietary brands. The day-to-day operations of these hotels include managing hotel accommodations, meeting rooms and food and beverage services as well as hiring and training staff, planning and providing sales and marketing services, purchasing operating supplies, inventories and furniture, fixtures and equipment, providing routine repairs and maintenance, and performing hotel accounting functions, including the preparation of monthly financial statements. Management fees generally range up to approximately 5% of total revenue per managed hotel. The terms of the management agreements vary from hotel to hotel, but range from five to 20 years. The average remaining term for the management agreements was approximately 6.6 years.

Strategic Alliance

On December 1, 2003, we entered into a strategic alliance agreement with Viva Resorts. The 10-year agreement encompasses eight Viva Wyndham Resorts located in the Bahamas, Mexico and the Dominican Republic. Viva Wyndham Caribbean properties consist of the 276-room Viva Wyndham Fortuna Beach—Grand Bahama Island, The Bahamas; the 500-room Viva Wyndham Dominicus Beach—La Romana, Dominican Republic; the 330-room Viva Wyndham Dominicus Palace—La Romana, Dominican Republic; the 204-room Viva Wyndham Playa Dorado—Puerto Plata, Dominican Republic; the 218-room Viva Wyndham Samana—Samana, Dominican Republic and the 223-room Viva Wyndham Tangerine—Cabarete, Dominican Republic. The Viva Wyndham Mexican properties include the 400-room Viva Wyndham Maya—Playa del Carmen, Mexico and the 234-room Viva Wyndham Azteca—Playa del Carmen, Mexico. The Viva Wyndham properties incorporate Wyndham brand standards and our guest recognition program, Wyndham ByRequest®.

Legal Proceedings

On May 7, 1999, Doris Johnson and Charles Dougherty filed a lawsuit in the Northern District of California against Patriot, Wyndham, their respective operating partnerships and PaineWebber Group, Inc. This action, Johnson v. Patriot American Hospitality, Inc., et al., No. C-99-2153, was commenced on behalf of all former holders of Bay Meadows stock during a class period from June 2, 1997 to the date of filing. The action asserts securities fraud claims and alleges that the purported class members were wrongfully induced to tender their shares as part of the Patriot/Bay Meadows merger based on a fraudulent prospectus. The action seeks unspecified damages and further alleges that defendants continued to defraud stockholders about their intentions to acquire numerous hotels and saddle Wyndham with massive debt during the class period. Three other actions against the same defendants subsequently were filed in the Northern District of California: (i) Ansell v. Patriot American Hospitality, Inc., et al., No. C-99-2239 (filed May 14, 1999), (ii) Sola v. PaineWebber Group, Inc., et al., No. C-99-2770 (filed June 11, 1999), and (iii) Gunderson v. Patriot American Hospitality, Inc., et al., No. C 99-3040 (filed June 23, 1999). Another action with substantially identical allegations, Susnow v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1354-T (filed June 15, 1999) also subsequently was filed in the Northern District of Texas. By order of the Judicial Panel on Multidistrict Litigation, these actions along with certain actions identified below have been consolidated in the Northern District of California for consolidated pretrial purposes. On or about October 13, 2000, the defendants moved to dismiss the actions. On or about August 15, 2001, the Court granted Defendants’ motions to dismiss the action, dismissing some of the claims with prejudice and granting leave to replead certain other claims in the Complaint. On or about October 15, 2001, plaintiff filed an amended complaint seeking substantially the same relief as in the original complaint. On or about December 20, 2001, the defendants moved to dismiss the amended complaint. On or about September 3, 2002, the Court granted in part and denied in part Defendants’ motion to dismiss. The Court did not dismiss certain of Plaintiffs’ claims under Section 11 of the Securities Act of 1933 and Section 12(b) of the Securities Exchange Act of 1934. An answer to the complaint has been filed and the parties have been exchanging discovery. The Court has not yet certified a class. On or about February 28, 2005, the parties entered into a stipulation of settlement. Pursuant to the stipulation of settlement, we shall issue 11 million shares of Wyndham common stock to the proposed settlement class. We also have agreed to contribute a maximum amount of $1 million to the settlement class, only in the event that the trading price of Wyndham common stock falls below a certain threshold for a defined period of time.

We have also agreed that in the event that the holders of the series B preferred stock convert the series B preferred stock into common stock of Wyndham at any time on or before December 31, 2005, the members of the settlement class shall have the right to participate in a rights offering. In the rights offering, each class member will have the right to purchase that number of shares of Wyndham common stock as is necessary to maintain such member’s ownership percentage of Wyndham common stock received as a result of the settlement of the foregoing actions. The purchase price in such rights offering will be equal to 90% of the lower of (i) the liquidation value of the series B preferred stock being converted into Wyndham common stock received by the series B preferred stockholder divided by the number of shares of Wyndham common stock to be received pursuant to the conversion or (ii) the stated conversion price in any agreement between the holders of the series B preferred stock and Wyndham. The recapitalization transaction, if consummated, will give rise to Wyndham’s obligation to conduct the rights offering in order to permit the class members to maintain their ownership interest in Wyndham (approximately 6.18% based on the number of shares anticipated to be outstanding immediately following consummation of the recapitalization). The price in such rights offering will be equal to 90% of the average liquidation preference of the series B preferred stock immediately prior to the effective time of the recapitalization merger divided by the exchange ratio. Based on the average liquidation preference of the series B preferred stock as of March 31, 2005, such price is equal to approximately $1.50 per share. On or about June 20, 2005, the parties entered into an amended stipulation of settlement that would provide class members with cash consideration equal to the consideration per common share provided to holders of Wyndham common stock in the event of a sale, merger or other business combination of Wyndham prior to the issuance of the 11,000,000 shares to the class. In addition, the amended stipulation of settlement provides that in the event that (i) the series B preferred shares have been converted into common stock prior to the consummation of a sale of Wyndham and (ii) the per share consideration provided to holders of Wyndham common stock in the sale were greater than 90% of the conversion price of the price per common share at which the holders of series B preferred stock convert shares into Wyndham common stock, then instead of a rights offering each class member would receive additional cash consideration in an amount equal to the product of (a) that number of shares of Wyndham common stock necessary to maintain that person’s ownership percentage of Wyndham’s common stock prior to the conversion and (b) the difference between the per share consideration provided to holders of Wyndham common stock in the sale and 90% of the conversion price. As of December 31, 2004, we have recorded a reserve of $11.2 million to cover the cost of the settlement.

On or about June 22, 1999, a lawsuit captioned Levitch v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1416-D, was filed in the Northern District of Texas against Patriot, Wyndham, James D. Carreker and Paul A. Nussbaum. This action asserts securities fraud claims and alleges that, during the period from January 5, 1998 to December 17, 1998, the defendants defrauded stockholders by issuing false statements about Wyndham. The complaint sought unspecified damages and was filed on behalf of all stockholders who purchased Patriot American and Wyndham stock during that period. Three other actions, Gallagher v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1429-L, filed on June 23, 1999, David Lee Meisenburg, et al. v. Patriot American Hospitality, Inc., Wyndham International, Inc., James D. Carreker, and Paul A. Nussbaum Case No. 3-99-CV1686-X, filed July 27, 1999 and Deborah Szekely v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1866-D, filed on or about August 27, 1999, allege substantially the same allegations. By orders of the Judicial Panel on Multidistrict Litigation, these actions have been consolidated with certain other stockholder actions and transferred to the Northern District of California for consolidated pretrial purposes. On or about October 20, 2000, the defendants moved to dismiss the actions. On or about August 15, 2001, the Court granted Defendants’ motions to dismiss the action, dismissing some of the claims with prejudice and granting leave to replead certain other claims in the Complaint. On or about October 15, 2001, plaintiff filed an amended complaint seeking substantially the same relief as in the original complaint. On or about December 20, 2001, the defendants moved to dismiss the amended complaint. On or about September 3, 2002, the Court dismissed in its entirety the complaint and granted plaintiffs leave to amend. On or about December 2, 2002, plaintiffs filed an amended complaint. The Court has not yet certified a class. On or about September 30, 2004, the parties entered into a stipulation of settlement with class counsel to settle the litigation. The stipulation of settlement is subject to Court approval. Pursuant to the stipulation of settlement, we shall pay $2.5 million in cash when an order is entered by the Court preliminarily approving the proposed settlement and an additional $2.5 million on or before the second anniversary of the final Court approval. As of March 31, 2005 and December 31, 2004, we have recorded an adequate reserve to cover the cost of the settlement.

On May 29, 2002, the State of Florida Office of the Attorney General Department of Legal Affairs filed a lawsuit in Leon County, Florida (Case No. 02-CA-1296) naming us, Patriot, and four current or former Wyndham employees as defendants. In this case, the Attorney General alleged that the imposition of energy surcharges, resort fees and automatic service fees violates the State’s Deceptive and Unfair Trade Practices Act. We filed a motion to dismiss this suit, which was granted in part, and two of the individual defendants have been dismissed. The Attorney General seeks damages, penalties and attorneys’ fees from the remaining defendants. We intend to vigorously defend this lawsuit. Discovery is on-going. This suit may not be resolved for a number of years and it is not possible to predict the ultimate cost to us. However, the Court has stated its preliminary interpretation of the applicable penalty statute. The Attorney General has argued that the statute should be construed such that the maximum penalty would be $10,000 each time a consumer was allegedly deceived. Pursuant to the Court’s construction, if the Attorney General’s Office fully prevails on its claims that Wyndham willfully engaged in a deceptive trade practice by charging energy fees, the maximum penalty that could be imposed is $10,000 per Wyndham property (exclusive of actual damages or attorneys’ fees). In the event a final judgment is entered in favor of Wyndham, the Attorney General will likely appeal.

On June 20, 2002, plaintiffs in the case entitled Roller-Edelstein, et al. v. Wyndham International, Inc., et al., filed an amended complaint in Dallas County District Court (case no. 02-04946-A) alleging that supplemental fees charged to hotel guests constituted common law fraud, breach of contract and violated Texas’ Deceptive Trade Practices Act. The plaintiffs claim to represent a nationwide class and have estimated damages in excess of $10 million. We have answered this complaint, but little formal discovery has been taken and the Court has not yet certified a class. We have tentatively agreed to settle this case, without admitting liability. Under the proposed settlement, we would (i) provide a coupon for discounts at our properties to affected class members, (ii) make a $50,000 charitable donation, (iii) pay attorneys’ fees in an amount up to $240,000, and (iv) agree to make changes in our disclosures regarding resort fees. The Court has not yet held a hearing on the joint motion to preliminarily approved the settlement and certify a settlement class. As of March 31, 2005 and December 31, 2004, we have recorded an adequate reserve to cover the cost of the settlement.

On or about June 8, 2003, the Massachusetts Office of the Attorney General notified Wyndham that a complaint had been filed with its Fair Labor and Practices Division against Wyndham’s Westborough, Massachusetts location. According to the Office of the Attorney General, the complaint alleged that Wyndham-Westborough had violated certain provisions of Massachusetts’ wage payment laws (Massachusetts General Statutes c. 149, § 152A) by failing to remit to its employees all amounts owed by statute. On or about January 2, 2004, Wyndham received notice of a second Attorney General complaint also alleging a violation of c. 149, § 152A, this time with respect to all of Wyndham’s Massachusetts hotels. Although we intend to vigorously defend against these complaints, we have nevertheless fully cooperated with the Attorney General’s office by providing it with documents and other information in hopes of quickly resolving these matters. Because the Office of the Attorney General does not disclose the names of complainants, it is unclear who the complainants are, and how many are involved. The focus of the investigation has been distribution of “service charges” to service employees. Wyndham Westborough’s Massachusetts counsel and counsel for seven Wyndham Westborough employees have settled all charges involving “service charge” issues and we are in receipt of settlement agreements signed by all seven potential plaintiffs and their attorney. A number of Wyndham Westborough employees and ex-employees who are not represented by counsel have also sought payment of “service charges” collected by the hotel. In each instance in which the subject has been raised, Wyndham Westborough has made distributions to these individuals in return for their execution of a settlement agreement.

On June 14, 2005, there was filed in the Court of Chancery of the State of Delaware, New Castle County, a purported class action complaint captioned Shaev v. Kleisner et al (C.A. No. 1417-N) (the “Shaev Action”) against Wyndham and certain of its directors and officers. In the Shaev Action, plaintiff seeks to bring a purported class action on behalf of himself and a putative class comprising all stockholders of Wyndham (except for the directors of Wyndham and any persons related to or affiliated with Wyndham or any of its directors). The Shaev Action asserts that Wyndham’s directors owe a fiduciary duty to Wyndham’s stockholders, and that Wyndham’s directors breached such asserted duty in authorizing Wyndham’s entry into the Blackstone merger agreement, by, among other things, allegedly failing to conduct an auction or explore strategic alternatives to a merger, and/or allegedly failing to obtain sufficient value for stockholders. The alleged class representative seeks various remedies on behalf of himself and the putative class, including declaratory relief affirming the claims set forth in the complaint, an injunction preliminarily and permanently enjoining the proposed merger transaction, an award of compensatory damages against all defendants and an award of attorney’s fees. We believe that each of the claims in this action is meritless and intend to contest those claims vigorously.

On June 16, 2005, there was filed in the Court of Chancery of the State of Delaware, New Castle County, a purported class action complaint captioned Hwang v. Kleisner et al (C.A. No. 1422-N) (the “Hwang Action”) against Wyndham and certain of its directors and officers. The parties, purported class, allegations and relief requested in the Hwang Action complaint are materially identical to those in the Shaev Action, save that the Hwang Action additionally asserts that the Wyndham directors violated fiduciary duties in: (1) allegedly failing to obtain a control premium; and (2) allegedly approving improper compensation arrangements with certain Wyndham officers, including Wyndham’s Chairman and CEO. We believe that each of the claims in this action is meritless and intend to contest those claims vigorously.

On June 17, 2005, there was filed in the Court of Chancery of the State of Delaware, New Castle County, a purported class action complaint captioned Zucker v. Kleisner et al (C.A. No. 1425-N) (the “Zucker Action”) against Wyndham and certain of its directors and officers. The parties, purported class, allegations and relief requested in the Zucker Action complaint are materially identical to those in the Hwang Action. We believe that each of the claims in this action is meritless and intend to contest those claims vigorously.

On June 30, 2005, a purported derivative and class action complaint, Alaska U.F.C.W. Pension Fund v. Kleisner et al (No. C-05CV1323-B) (the “A.U.F.C.W. Action”), was filed in the United States District Court for the Northern District of Texas, Dallas Division, naming Wyndham and certain of its directors as defendants. Plaintiff seeks to bring a purported class and/or derivative action on behalf of itself, Wyndham and/or a putative class comprising all holders of Wyndham common stock (except for the directors of Wyndham and any persons related to or affiliated with Wyndham or any of its directors). Plaintiff asserts that Wyndham’s directors owe fiduciary duties to Wyndham and its stockholders, and that Wyndham’s directors breached such asserted duties in authorizing Wyndham’s entry into the Blackstone merger agreement, by, among other things, allegedly failing to properly value Wyndham and allegedly failing to obtain an adequate price for holders of Wyndham common stock. The complaint also purports to make claims of abuse of control, gross mismanagement, corporate waste, failure to provide sufficient disclosures, and self-dealing in connection with the Blackstone merger. The alleged class representative seeks various remedies on behalf of itself, Wyndham and the putative class, including an injunction enjoining and/or rescinding the proposed merger transaction, damages and an award of attorney’s fees. We believe that each of the claims in this action is meritless and intends to contest them vigorously.

On June 30, 2005, a jury awarded approximately $5.9 million in damages to AMMV Investments, LLC, which had commenced an action against Wyndham in Colorado state court (AMMV Investments, LLC v. Wyndham International, Inc., 01 CV 678) asserting breach of contract claims arising out of Wyndham’s alleged failure to provide marketing support to AMMV’s property located adjacent to Wyndham’s Peaks Hotel. Wyndham is considering certain post-trial motions and an appeal.

We are a party to a number of other claims and lawsuits arising out of the normal course of business. However, we do not consider the ultimate liability with respect to these other claims and lawsuits to be material in relation to our consolidated financial condition or operations.

Financial Statements and Supplementary Data

The Independent Registered Public Accounting Firm report and our financial statements, notes thereto and financial statement schedules listed in the accompanying index are filed as part of this proxy statement/prospectus. See “Index to Financial Statements and Financial Statement Schedules” on page F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As discussed in Note 2b of the notes to the consolidated financial statements, the following information has been restated to reflect adjustments to correct certain errors in our accounting for income taxes as well as other miscellaneous adjustments. As a result, all affected amounts herein have been restated. The restatement resulted in us adjusting our previously reported 2004 net loss of $509,446 ($4.01 per share) to net loss of $512,916 ($4.03 per share).

Background

Organization

Patriot was formed on April 17, 1995 as a self-administered REIT to acquire equity interests in hotel properties. On October 2, 1995, Patriot completed an initial public offering of its common stock and commenced its operations.

On July 1, 1997, Patriot merged into Cal Jockey. As part of this merger, Cal Jockey and Bay Meadows entered into a paired share arrangement under which both of their common stocks were paired and traded together. Also, Cal Jockey changed its name to Patriot, and Bay Meadows changed its name to “Patriot American Hospitality Operating Company.”

In January 1998, Wyndham Hotel Corporation merged into Patriot and, as part of that merger, Patriot American Hospitality Operating Company changed its name to “Wyndham International, Inc.” We will refer to Wyndham International, Inc. as it existed before June 30, 1999 as “old Wyndham.” Patriot and old Wyndham grew primarily by acquiring hotels and other related businesses. They financed these acquisitions with funds drawn on their revolving credit facilities and capital raised by issuing paired shares and by having their two operating partnerships issue limited partnership interests.

On June 30, 1999, we restructured our organization. As part of this restructuring:

•	Patriot became a wholly-owned subsidiary of ours;

•	we and Patriot terminated the paired share arrangement;

•	each outstanding paired share was converted into one share of our class A common stock; and

•	Patriot terminated its status as a REIT effective January 1, 1999 and became a taxable corporation as of that date.

Also on June 30, 1999, we completed a $1 billion series B preferred stock equity investment, closed a new credit facility (comprised of a senior credit facility and an increasing rate loan facility) and closed on additional mortgage debt, which has since been refinanced. Holders of our series B preferred stock are entitled to a quarterly dividend on a cumulative basis at a rate of 9.75% per year of which a portion is payable in additional shares of our series B preferred stock. Our series B preferred stock is convertible, at the holders’ option, into shares of our class B common stock. Also in 1999, we completed a rights offering of our series A preferred stock, which, except for voting rights, has substantially similar terms to our series B preferred stock. We used the proceeds of our series A preferred stock offering to redeem some of our series B preferred stock.

Our credit facilities prohibit us from paying the cash portion of the preferred stock dividend. Under the terms of our preferred stock, if cash dividends are in arrears and unpaid for a period of 60 days or more, an additional amount of dividends accrue at a rate per annum of 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of preferred stock. As of June 30, 2005, we had issued additional stock dividends of 1,096,300 shares of series A and series B preferred stock with a stated amount of $109.6 million because cash dividends totaling $116.9 million on the preferred stock had been in arrears and unpaid for a period of more than 60 days.

On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP commenced a tender offer to purchase all outstanding shares of our series A preferred stock at a price of $30 per share. The offer expired on March 14, 2005, and pursuant to the offer, 6,128.94 shares were tendered.

Asset Dispositions and Lease Terminations

Over the past several years we have sold, and we currently intend to sell, our non-strategic, non-convertible assets. These are properties that did not fit our proprietary brand profile because of the quality of the assets or the fact that they were encumbered by long-term licensing agreements with non-Wyndham brands. By disposing of these assets, we will be able to focus solely on being a branded operating company, as well as reducing our debt with the majority of the net proceeds from these asset sales. On December 30, 2004, we entered into a definitive agreement to sell the 25 remaining non-strategic properties in our planned disposition program. Since implementing this plan in June of 1999, we have sold approximately 185 non-strategic properties with gross proceeds of over $2.7 billion.

In 2002, we sold the following assets:

•	seven hotels and an investment in a restaurant venture in separate transactions for aggregate net cash proceeds of approximately $60.1 million after we repaid approximately $65.7 million of debt. Also, we used $38.7 million of the net cash proceeds from the sales of the assets to pay down a portion of our senior credit facility and increasing rate loans facility; and

•	thirteen hotels in a single transaction for net cash proceeds of approximately $202.5 million, after we repaid approximately $224.1 million of debt and placed $36.1 million in escrow under the terms of our then existing senior credit facility for application by us in the future to make payments on existing mortgage indebtedness. Also, we used $127.6 million of the net cash proceeds from the sale of the assets to pay down a portion of our then existing senior credit facility and increasing rate loans facility. As of December 31, 2004, all of the $36.1 million placed in escrow has been applied in payment of existing mortgage indebtedness. All the foregoing indebtedness has been paid off as part of the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt as set forth in the section entitled Indebtedness on page 149.

In 2003, we sold or terminated leases for the following assets:

•	eighteen hotels, two parcels of undeveloped land and a golf venture were sold in separate transactions for aggregate net cash proceeds of approximately $107.4 million, after the repayment of mortgage debt of approximately $114.9 million. Also, we used $68.3 million of the net cash proceeds to pay down a portion of the then existing senior credit facility and increasing rate loans facility, and we retained the rest of the net cash proceeds in accordance with the terms of the then existing senior credit facilities; and

•	Hospitality Properties Trust (“HPT”) terminated leases on 27 hotel properties (15 Summerfield Suites by Wyndham™ and 12 Wyndham Hotels and Wyndham Garden Hotels) operated by two of our subsidiaries. HPT subsequently rebranded the hotel properties to third-party brands.

In 2004, we sold or terminated leases for the following assets:

•	investments in 39 hotels and certain undeveloped land were sold in separate transactions for net cash proceeds of $308.7 million after payment of $313.2 million of mortgage debt. We used $297.4 million of the net cash proceeds to pay down a portion of the then existing senior credit facility and increasing rate loan facility, and retained the rest of the net cash proceeds in accordance with the terms of the then existing senior credit facilities; and

•	the leases on six Summerfield Suites by Wyndham™ properties were terminated and the properties were converted to long-term franchises on April 1, 2004. Approximately $22 million, which represented the leases’ remaining book value, were considered impaired and written-off as of December 31, 2003.

On December 30, 2004, we entered into an agreement to sell 25 non-strategic hotels to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. Karim Alibhai and Sherwood Weiser are investors in, and have committed to make additional investments in, Highgate Holdings. The purchase price of the transaction is $366 million. As part of the agreement, the 15 Wyndham-branded assets included in the sale will remain in the brand’s portfolio pursuant to new franchise agreements. Impairments totaling $333.5 million were recorded on these 25 properties during 2004. Upon the close of the sale of 23 of the 25 hotels on March 25, 2005, a gain of approximately $21.3 million was recorded. With respect to the Marriott Atlanta property, Marriott exercised their right of first refusal to purchase the property under the management agreement. The sale of such property closed on June 15, 2005. The sale of the remaining property is scheduled to close upon the receipt of certain consents. These transactions will complete our planned disposition program, which began in June 1999.

At December 31, 2004, including the 25 non-strategic hotels, we had approximately $361.5 million of assets classified as held for sale, net of impairment. We classify certain assets as held for sale based on our management having the authority and intent of entering into commitments for sale transactions expected to close in the next twelve months.

On January 3, 2005, we completed the sale of the Doubletree Glenview to Lone Star Funds. The property has been converted to a Wyndham hotel and will be operated by us under a long-term management agreement.

On March 10, 2005, we completed the sale of the Wyndham Riverfront in New Orleans. All net proceeds were used to pay down debt.

On March 31, 2005, we had approximately $26.8 million of assets classified as held for sale. We classify certain assets as held for sale based on our management having the authority and intent of entering into commitments for sale transactions expected to close in the next twelve months.

As of March 31, 2005, we owned and leased 36 hotels with approximately 13,000 guestrooms as compared to 91 owned and leased hotels with approximately 26,300 guestrooms at March 31, 2004. This decrease was a result of hotels sold and leases terminated during that twelve-month period. As of March 31, 2005, we managed 38 hotels and franchised 68 hotels as compared to 26 managed hotels and 53 franchised hotels at March 31, 2004. The increase in managed hotels was primarily attributable to conversions of sold hotels to managed properties under new agreements during the twelve months ended March 31, 2005. The increase in franchised hotels was primarily the result of the conversions to franchises due to the termination of leases on six Summerfield Suites by Wyndham™ properties in April 2004 and the sale of six Summerfield Suites by Wyndham™ properties in December 2004. Also, the sale on March 25, 2005 of a portfolio of 23 hotel properties resulted in the addition of new franchises for the 14 Wyndham branded hotel properties included in the transaction. In addition, as of March 31, 2005, we had a strategic alliance with a third party for eight hotels with approximately 2,400 guestrooms, compared with seven hotels included in the alliance with approximately 2,300 guestrooms at March 31, 2004.

On June 1, 2005, we completed the sale of our leasehold interest in the Wyndham New York. The property is being operated by us under an interim management agreement. All net proceeds are being held by Wyndham for reinvestment in similar assets.

We adopted Interpretation 46(R) (“FIN 46R”), “Consolidation of Variable Interest Entities”, as of January 1, 2004. Pursuant to the adoption of FIN 46R, we evaluated our joint ventures, management and franchise contracts to determine whether any agreements qualify as a variable interest entity (“VIE”) and whether, as such, we meet the criteria of a primary beneficiary. We identified the Wyndham Anatole management contract as a VIE where we were identified as the primary beneficiary. Therefore, the Wyndham Anatole has been included in our consolidated financial statements. The Wyndham Anatole management contract met the FIN 46R criteria for consolidation into our financial statements due to the requirement that we reimburse the owner for any shortfall in the payment of mortgage debt and the owner’s preferred return prior to payment of management fees. This reimbursement is limited to $21 million and is backed by a letter of credit. This $21 million letter of credit triggers consolidation due to our exposure to the majority of the risks of loss. In 2004, $4.7 million was drawn against this letter of credit. Even though our risk of loss is limited solely to the $21 million, our projections indicated that there is a remote possibility that the property will not be able to generate sufficient cash flow to cover debt service during the term of the management contract and, therefore, the owner has no risk of loss. The consolidation results in an increase of $310.2 million in our consolidated assets at December 31, 2004. Our balance sheet also reflects the Wyndham Anatole mortgage debt and capital lease obligations of $168.9 million, even though we are not a party to nor guarantor of this debt. Our net loss does not change as a result of the consolidation of the Wyndham Anatole as profit is 100% attributable to the owner and recorded as minority interest.

On December 22, 2004, we formed a joint venture with LBREP to expand and develop Summerfield Suites by Wyndham™, Wyndham’s upscale, extended-stay brand. The transaction included the sale of six Summerfield Suites by Wyndham™ and the sale of an equity interest in the entity that owns our Summerfield brand to LBREP. Under the terms of the joint venture agreement with LBREP, we initially hold a 66.67% ownership interest in the joint venture, however, we have 50% voting rights. In addition, LBREP has a priority return. Therefore, in accordance with FIN 46R, our joint venture with LBREP is consolidated in our financial statements at December 31, 2004.

Indebtedness

On May 10, 2005, we refinanced our corporate credit facilities and the majority of our outstanding mortgage debt. We entered into a $1.65 billion refinancing, extending our corporate debt maturities to 2011. This represents approximately 90 percent of our outstanding debt. Additionally, the debt pre-funds $100 million in capital to be invested into our owned and leased properties.

For the remainder of 2005, we have scheduled principal payments and debt maturities of approximately $208.1 million. Of that amount, we can elect to extend $92.0 million for three additional twelve-month periods provided that there is not a default under the loans and other minor conditions are met which are within our control. The remaining 2005 maturities represent $116.1 million related to separate loans collateralized by 6 hotel properties and a parcel of land and normal principal amortization. We believe we will be able to refinance or repay these two loans prior to their maturities in 2005, however there can be no assurance that we will be able to do so. During 2006, we have scheduled principal payments and debt maturities of approximately $177.5 million. Of that amount, we can elect to extend $166.1 million for two additional twelve-month periods. The remaining 2006 maturities represents normal principal amortization.

There can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we may lose some or all of our assets, including hotel properties. Adverse economic conditions could cause the terms on which we borrow to worsen. Those circumstances, if we are in need of funds to repay indebtedness, could force us to liquidate one or more investments in properties at times that may not permit realization of the maximum return on those investments. The foregoing risks associated with our debt obligations may inhibit our ability to raise capital in both the public and private markets and may have a negative impact on our credit rating.

Results of Operations: Three Months Ended March 31, 2005 Compared with the Three Months Ended March 31, 2004

Our room revenues were $147.6 million and $139.8 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of our room revenues during the three months ended March 31, 2005 and 2004 was $12.8 million and $13.4 million, respectively. Excluding the Wyndham Anatole, our room revenues increased by approximately $8.4 million. Occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, increased by 0.7%, 5.9% and 6.8%, respectively, for the three months ended March 31, 2005 as compared to the same period in 2004. The increases in occupancy, ADR and RevPAR can be attributed to continued growth in the lodging industry resulting in increases in the leisure, corporate group and commercial retail segments of our business.

Our food and beverage revenues were $83.8 million and $84.7 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of our food and beverage revenues during the three months ended March 31, 2005 and 2004 was approximately $16.4 million and $17.2 million, respectively. Excluding the Wyndham Anatole, our food and beverage revenues were flat for the three months ended March 31, 2005 as compared to the same period in 2004.

Our other hotel revenues were $45.1 million and $44.9 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of our other revenues during the three months ended March 31, 2005 and 2004 was approximately $1.6 million and $1.7 million, respectively. Excluding the Wyndham Anatole, our other revenues increased approximately $300,000 for the three months ended March 31, 2005 as compared to the same period in 2004. The increase is primarily attributable to an increase in other minor operating revenues, partially offset by a decrease in communication revenues.

Our room expenses were $32.3 million and $31 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of our room expenses during the three months ended March 31, 2005 and 2004 was approximately $3 million and $3.1 million, respectively. Excluding the Wyndham Anatole, our room expenses increased approximately $1.4 million for the three months ended March 31, 2005 as compared to the same period in 2004. The overall increase in our room expenses is primarily attributable increases in labor costs and sales commissions associated with the 0.7% increase in occupancy.

Our food and beverage expenses were $52.7 million and $53.4 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of our food and beverage expenses during the three months ended March 31, 2005 and 2004 was approximately $8.3 million and $8.8 million, respectively. Excluding the Wyndham Anatole, our food and beverage expenses were flat for the three months ended March 31, 2005 as compared to the same period in 2004.

Our other hotel expenses were $101.1 million and $99.6 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of other expenses during the three months ended March 31, 2005 and 2004 was approximately $7.9 million and $8.3 million, respectively. Excluding the Wyndham Anatole, our other expenses increased approximately $1.9 million for the three months ended March 31, 2005 as compared to the same period in 2004. The increase is attributable to higher utility costs and increases in other minor operating expenses.

Our management fee and service fee income was $5.4 million and $4.7 million for the three months ended March 31, 2005 and 2004, respectively. The increase in our management fee and service fee income is a result of an increase in the number of managed hotels and higher hotel revenue upon which the fees are based.

Our interest and other income was $785,000 and $516,000 for the three months ended March 31, 2005 and 2004, respectively. The increase is primarily attributable to increased interest income related to higher interest rates on notes receivable. The one-month LIBOR rate was 2.87% and 1.09% as of March 31, 2005 and 2004, respectively.

Our general and administrative expenses were $15.5 million and $14.2 million for the three months ended March 31, 2005 and 2004, respectively. The increase is primarily attributable to a $2.2 million increase in severance expenses associated with staff reductions at our corporate office and a $1.4 million increase in write-offs of abandoned projects, partially offset by a reduction in general and administrative salaries and wages of $1.4 million.

Our interest expense was $46.2 million and $50.1 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of the interest expense remained constant at $3.2 million for the three months ended March 31, 2005 and 2004. Excluding the Wyndham Anatole, our interest expense decreased approximately $3.9 million for the three months ended March 31, 2005 as compared to the same period in 2004, due primarily to decreases in total debt, partially offset by increases in interest rates. Our total debt decreased from approximately $2.7 billion (including $170.3 million in Wyndham Anatole debt) at March 31, 2004 to approximately $1.8 billion (including $167.8 million in Wyndham Anatole debt) at March 31, 2005. The one-month LIBOR rate was 2.87% and 1.09% as of March 31, 2005 and 2004, respectively, and our weighted average interest rate, excluding hedges, as of March 31, 2005 was 7.39% as compared to 6.13% as of March 31, 2004.

Our depreciation and amortization expense was $27.5 million and $31.7 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of the depreciation and amortization expense during the three months ended March 31, 2005 and 2004 was approximately $3 million and $2.2 million, respectively. Excluding the Wyndham Anatole, our depreciation and amortization expense decreased approximately $5 million for the three months ended March 31, 2005 as compared to the same period in 2004. This decrease is primarily attributable to certain assets becoming fully depreciated or reclassified as held for sale subsequent to March 31, 2004.

The income tax provision was $1.7 million for the three months ended March 31, 2005 and is mainly caused by the taxability of profitable operations in foreign jurisdictions. This compares to an income tax provision of $5.6 million for the three months ended March 31, 2004. The decrease in the tax provision is due to the recording of a reduced valuation allowance against our deferred tax assets in the three months ended March 31, 2005 as compared to the same period in 2004. As discussed in Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, we have a valuation against the full amount of our net deferred tax asset. We provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of our deferred tax assets will not be realized.

Minority interests’ share of operations from consolidated subsidiaries was $6.1 million and $7.5 million for the three months ended March 31, 2005 and 2004, respectively. This decrease is primarily due to a decrease in minority interest attributable to the Wyndham Anatole.

For the three months ended March 31, 2005, we recorded a gain of $8.2 million compared to a gain of $9.5 million for the three months ended March 31, 2004 for the change in the value of the ineffective interest rate hedge contracts. Also, during the three months ended March 31, 2005 and 2004, we paid $4.7 million and $12.4 million, respectively, in settlement payments for ineffective hedges. In addition, we recorded amortization of $594,000 (net of taxes of $0) and $890,000 (net of taxes of $594,000) for the three months ended March 31, 2005 and 2004, respectively, to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. During the three months ended March 31, 2005, we recorded a charge to earnings of $2.7 million to write-off expired derivative instruments. The charge to earnings for the write-off of expired derivative instruments resulted from transition adjustments recorded upon adoption of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, on January 1, 2001.

Income from discontinued operations was $24.3 million for the three months ended March 31, 2005 compared to a loss from discontinued operations of $7.4 million for the three months ended March 31, 2004. The increase in income is attributable to the decrease in the loss from operations of discontinued hotels of $6.5 million, the decrease in impairment loss of $1.9 million and the increase in the gain on sale of assets of $23.3 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

As a result of the above, our net income was $24.3 million for the three months ended March 31, 2005 compared to a net loss of $29.4 million for the three months ended March 31, 2004.

Results of Operations: Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Our room revenues were $491.6 million and $419.7 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our room revenues during the year ended December 31,

2004 was $42.3 million. Excluding the Wyndham Anatole, our room revenues increased by approximately $29.6 million. Occupancy, ADR and RevPAR increased 1.8%, 3.4% and 6%, respectively, for the year ended December 31, 2004 as compared to the same period in 2003. The increases in occupancy, ADR and RevPAR can be attributed to an increasing demand in the leisure group, corporate and Wyndham brand internet segments of our business as a result of the recovering economy, as well as the strategies implemented regarding Wyndham brand direct bookings through Wyndham.com, which increased to 387,800 reservations in 2004 from 291,623 reservations in 2003.

Our food and beverage revenues were $301.2 million and $236.1 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our food and beverage revenues during the year ended December 31, 2004 was $52.6 million. Excluding the Wyndham Anatole, our food and beverage revenues increased by approximately $12.5 million. The increase is primarily attributable to increased occupancy, stronger outlet results and an increasing banquet and catering business.

Our other hotel revenues were $151 million and $146.1 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our other hotel revenues during the year ended December 31, 2004 was approximately $6.1 million. Excluding the Wyndham Anatole, our other hotel revenues decreased approximately $1.2 million for the year ended December 31, 2004 as compared to the same period in 2003. The decrease is primarily due to decreases in casino revenue, which was unfavorably impacted by hurricanes in the third quarter of 2004, and communications revenue.

Our room expenses were $118.4 million and $102.9 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our room expense during the year ended December 31, 2004 was $9.8 million. Excluding the Wyndham Anatole, our room expenses increased by approximately $5.7 million due primarily to increased costs associated with increased occupancy and higher labors costs for the year ended December 31, 2004 as compared to the same period of 2003.

Our food and beverage expenses were $198.8 million and $163.5 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our food and beverage expenses during the year ended December 31, 2004 was $29.1 million. Excluding the Wyndham Anatole, our food and beverage expenses increased by approximately $6.2 million for the year ended December 31, 2004 as compared to the same period in 2003. The increase consists of increases in food and beverage product costs and labor costs.

Our other hotel expenses were $377.7 million and $334.1 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our other hotel expenses during the year ended December 31, 2004 was $31.8 million. Excluding the Wyndham Anatole, our other hotel expenses increased by approximately $11.8 million for the year ended December 31, 2004 as compared to the same period in 2003. The increase is primarily due to higher utility costs, sales and promotion expenses and other minor operating expenses.

Our management fee and service fee income was $18.1 million and $17.5 million for the years ended December 31, 2004 and 2003, respectively, representing an increase of 3.4% in 2004. The increase in our management fee and service fee income is primarily due to increases in hotel revenues upon which the fees are based and an increase in the number of managed hotels.

Our interest and other income was $3.6 million and $6.3 million for the years ended December 31, 2004 and 2003, respectively. The decrease is mainly attributable to the elimination of interest income on our notes receivable from the Wyndham Anatole subsequent to December 31, 2003 due to the consolidation of the Wyndham Anatole.

Our general and administrative expenses were $87.4 million and $62.2 million for the years ended December 31, 2004 and 2003, respectively. The increase for the year ended December 31, 2004 when compared to the year ended December 31, 2003 is primarily a result of the following: increases in severance expenses of $7.8 million associated with staff reductions at our corporate office, increases in litigation settlement expenses of $7.6 million primarily associated with the Johnson v Patriot American Hospitality, Inc. et al. settlement; increases in incentive bonus accruals of $3.7 million, expenses related to hurricane damage of $2.6 million in 2004, increases in salaries and wages of $2.4 million and expenses of $1.4 million in 2004 for fees related to compliance with the provisions of the Sarbanes-Oxley Act. These increases were partially offset by a decrease in bad debt expense of $3.6 million.

Our interest expense was $192.3 million and $169 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of the interest expense during the year ended December 31, 2004 was approximately $12.8 million. Excluding the Wyndham Anatole, our interest expense increased approximately $10.5 million for the year ended December 31, 2004 as compared to the same period of 2003. While our total debt has decreased, interest rates on certain debt have increased due to recent amendments and refinancings. At December 31, 2004 and 2003, we had approximately $2.2 billion (this includes $168.9 million in Wyndham Anatole debt) and $2.68 billion of debt, respectively. Also, the one-month LIBOR rate was 2.4% and 1.12% as of December 31, 2004 and 2003, respectively, and the weighted average interest rate excluding hedges was 6.51% for the year ended December 31, 2004 as compared to 5.92% for 2003.

Our depreciation and amortization expense was $100.8 million and $107 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of the depreciation and amortization expense during the year ended December 31, 2004 was approximately $10.8 million. Excluding the Wyndham Anatole, our depreciation and amortization expense decreased approximately $17 million for the year ended December 31, 2004 as compared to the same period of 2003. This decrease in depreciation and amortization expense is due to certain assets becoming fully depreciated subsequent to the year ended December 31, 2003 and the elimination of the amortization of management contract costs in 2004 related to the consolidation of the Wyndham Anatole.

The income tax (provision) benefit from continuing operations was a provision of $143,000 for the year ended December 31, 2004 and a benefit of $50.2 million for the year ended December 31, 2003. The decrease in the income tax benefit is due to the recording of a valuation allowance against our deferred tax assets during the year ended December 31, 2004 as compared to the same period of 2003. We provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of our deferred tax assets will not be realized. The decrease in our net deferred tax asset is primarily due to the recording of a valuation allowance against our deferred tax assets. In addition, during 2004, we recorded net income tax benefits from continuing operations totaling $22 million primarily related to favorable adjustments and settlements of various tax matters. This was offset by the write-off of $3.5 million in income taxes receivables.

Minority interests’ share of operations from consolidated subsidiaries was $9.6 million and $1.5 million for the years ended December 31, 2004 and 2003, respectively. The primary reason for the increase in minority interest is the consolidation of the Wyndham Anatole during the year ended December 31, 2004.

For the year ended December 31, 2004, we recorded a gain of $48.4 million as compared to a gain of $33.3 million for the year ended December 31, 2003, for the change in the fair market value of the ineffective interest rate hedge contracts. Also, during the years ended December 31, 2004 and 2003, we paid $47.5 million and $49.2 million respectively, in settlement payments for ineffective hedges. In addition, we recorded amortization of $3.6 million (net of taxes of $2.4 million) and $3.8 million (net of taxes of $2.5 million) for the years ended December 31, 2004 and 2003, respectively, to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001.

The loss from discontinued operations was $385.8 million and $298.9 million for the years ended December 31, 2004 and 2003, respectively. The increase in loss is attributable to the increase in impairment charges of $260.6 million due to our strategic plan to sell our non-strategic assets and to use the proceeds of the sales to reduce debt and overall leverage. The increase in loss was also impacted by a decrease in the income tax benefit associated with the loss from discontinued operations. These loss increases were partially offset by a decrease of $153.9 million related to the write-off of the remaining book value of the terminated HPT leases in 2003 and an increase in the gain on sale of assets of $31.3 million.

Our resulting net loss for the year ended December 31, 2004 was $512.9 million compared to a net loss of $389.6 million for the year ended December 31, 2003.

Results of Operations: Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Our room revenues were $419.7 million and $420.3 million for the years ended December 31, 2003 and 2002, respectively. Our room revenues were flat for the year ended December 31, 2003 compared to the year ended December 31, 2002. While occupancy increased 2.8%, ADR and RevPAR decreased 3.8% and 0.2%, respectively, for the year ended December 31, 2003 as compared to the same period in 2002. The declines in ADR and RevPAR can be attributed to a reduced demand in the corporate group and commercial retail segments of our business as a result of the sluggish economy, travelers’ fears of exposure to contagious diseases and the effects of Operation Iraqi Freedom, offset by increased Wyndham.com bookings and leisure and corporate internet business.

Our food and beverage revenues were $236.1 million and $231.6 million for the years ended December 31, 2003 and 2002, respectively. The increase in our food and beverage revenues is primarily attributable to the 3.4% increase in occupancy.

Our other hotel revenues were $146.1 million and $160.4 million for the years ended December 31, 2003 and 2002, respectively. The decrease is primarily attributable to the decline in communications revenue, change in customer mix which produced less ancillary revenue, other minor operating revenues and reduced group cancellation revenues throughout our owned and leased hotel portfolio for the year ended December 31, 2003 as compared to the same period in 2002.

Our room expenses were $102.9 million and $100.9 million for the years ended December 31, 2003 and 2002, respectively. The increase in room expenses was primarily due to increases in our labor, benefit and distribution costs attributable to the 2.8% increase in occupancy for the year ended December 31, 2003 as compared to the same period in 2002.

Our food and beverage expenses were $163.5 million and $163 million for the years ended December 31, 2003 and 2002, respectively. The increase is primarily attributable to an increase in food and beverage product costs associated with the 2.8% increase in occupancy.

Our other hotel expenses were $334.1 million and $343.1 million for the years ended December 31, 2003 and 2002, respectively. The decrease is due primarily to reduced expenses consisting of lower insurance costs and other minor operating expenses.

Our management fee and service fee income was $17.5 million and $17.6 million for the years ended December 31, 2003 and 2002, respectively. While our management fee and service fee income was flat, fees decreased primarily as a result of reductions in hotel revenue upon which the fees are based and the termination of ten contracts subsequent to 2002. The decrease in fees was offset in part by 27 new management and franchise contracts acquired subsequent to December 31, 2002.

Our interest and other income was $6.3 million and $7.1 million for the years ended December 31, 2003 and 2002, respectively. The decrease is mainly attributable to the reductions of our notes receivable in 2003 as compared to the same period in 2002.

Our general and administrative expenses were $62.2 million and $72.7 million for the years ended December 31, 2003 and 2002, respectively. The decrease is primarily a result of the following: reductions in bonus expenses of $8.2 million, reductions in payroll costs of $3.1 million, reductions in severance costs of $2.9 million and reductions in development and acquisition costs of $2.6 million. These reductions in general and administrative costs were offset by litigation settlement accruals of $6.8 million, increases in office equipment maintenance and supply costs of $1.7 million and increases in directors’ and officers’ insurance of $1.6 million.

During the year ended December 31, 2002, our bond offering cancellation costs were $3.8 million. We withdrew the offering of the proposed debt securities due to unfavorable market conditions.

Our interest expense was $169 million and $194.9 million for the years ended December 31, 2003 and 2002, respectively. This decrease is a result of a reduction in the amount of our total debt and lower interest rates. At December 31, 2003 and 2002, we had approximately $2.68 billion and $2.83 billion of debt, respectively. Also, the one-month LIBOR rate was 1.12% and 1.38% as of December 31, 2003 and 2002, respectively, and our weighted average interest rate excluding hedges for the year ended December 31, 2003 was 5.92% as compared to 6.17% for the year ended December 31, 2002.

Our depreciation and amortization expense was $107 million and $104.7 million for the years ended December 31, 2003 and 2002, respectively. The increase in depreciation expense is primarily due to depreciation of assets placed in service subsequent to December 31, 2002.

The income tax benefit from continuing operations was $50.2 million and $91.7 million for the years ended December 31, 2003 and 2002, respectively. The decrease in the tax benefit is due to the recording of a valuation allowance against our deferred tax assets during the year ended December 31, 2003 as compared to same period in 2002. We provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of our deferred tax assets will not be realized. The decrease in our net deferred tax liability is primarily due to operating losses, impairment of assets, sale of assets and termination of leasehold interests.

Minority interest in consolidated subsidiaries was a loss of $1.5 million and income of $51,000 for the years ended December 31, 2003 and 2002, respectively. The increase in loss is attributable primarily to lower operating results due to lower hotel revenues.

For the year ended December 31, 2003, we recorded a gain of $33.3 million as compared to a loss of $27.2 million for the year ended December 31, 2002 for the change in the fair value of the ineffective interest rate hedge contracts. In addition, reductions of $1.2 million (net of taxes of $1.1 million) and $4.8 million (net of taxes of $3.2 million) were recorded against other comprehensive income for the years ended December 31, 2003 and 2002, respectively, for the change in the fair value of the effective derivatives. Also, during the years ended December 31, 2003 and 2002, we paid $49.2 million and $41.7 million, respectively, in settlement payments for ineffective hedges. In addition, we recorded amortization of $3.8 million (net of taxes of $2.5 million) and $9.5 million (net of taxes of $6.3 million) for the years ended December 31, 2003 and 2002, respectively, to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001.

Loss from discontinued operations was $298.9 million and $53.8 million for the years ended December 31, 2003 and 2002, respectively. The increase in loss is attributable to the increase in impairment charges of $127.4 million; and the write-off of the remaining book value of the terminated HPT leases of $153.9 million. The loss from discontinued operations was offset, in part, by an increase in the gain on sale of assets of $16.1 million and the increase in tax benefits of $28.4 million.

During the year ended December 31, 2002, we recorded a cumulative effect of an accounting change of $324.1 million to reflect a write-off of goodwill upon adoption of Statement of Financial Accounting Standards (“SFAS”) 142.

Our resulting net loss for the year ended December 31, 2003 was $389.6 million as compared to a net loss of $522.4 million for the year ended December 31, 2002.

Results of Reporting Segments

Our reportable segments are currently: (1) hotels and resorts and (2) other. On March 24, 2005, we completed the sale of 23 hotels. This sale constituted the disposition of all but three of our hotels in the non-proprietary branded segment. With this sale, all our hotels and resorts have been combined into one reportable segment. Segment information for the prior periods has been restated to conform to the current presentation.

For the three months ended March 31, 2005 compared with the three months ended March 31, 2004

The hotels and resorts segment is comprised primarily of Wyndham branded properties: Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™. This segment represented approximately 97.8% and 98.1% of our total revenues for the three months ended March 31, 2005 and 2004, respectively. Total revenue for this segment was $276.5 million compared to $269.4 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of our total revenues was $30.7 million and $32.3 million during the three months ended March 31, 2005 and 2004, respectively. Operating income for this segment was $67.9 million compared to $58.4 million for the three months ended March 31, 2005 and 2004, respectively. The Wyndham Anatole portion of the operating income was approximately $5.3 million and $6.8 million during the three months ended March 31, 2005 and 2004, respectively. Excluding the Wyndham Anatole, our revenue increased approximately $8.6 million and operating income increased approximately $11 million for the three months ended March 31, 2005 as compared to the same period in 2004. The increases in revenue and operating income for this segment can be primarily attributed to increases in occupancy, ADR and RevPAR of 0.7%, 5.9% and 6.8%, respectively, as demand increased in the leisure, corporate group and commercial retail segments of our business as a result of continued growth in the lodging industry. The increase in operating income was also due to a decrease in depreciation and amortization expense due primarily to certain assets becoming fully depreciated or reclassified as held for sale subsequent to March 31, 2004.

Other represents revenue from various operating businesses, including management and other service companies. Expenses in this segment are primarily interest, depreciation, amortization and corporate general and administrative expenses. Total revenue for the segment was $6.2 million and $5.2 million for the three months ended March 31, 2005 and 2004, respectively. The increase in this segment’s revenue was primarily the result of increases in management fees as a result of an increase in the number of managed hotels and higher hotel revenue upon which the fees are based. Operating losses for this segment were $60.5 million and $68.1 million for the three months ended March 31, 2005 and 2004, respectively. The decrease in operating loss was primarily due to reductions in losses on derivative financial instruments of $4.5 million and reductions in interest expense of $3.9 million, partially offset by increases in severance expenses associated with staff reductions at our corporate offices of $2.2 million.

For the year ended December 31, 2004 compared with the year ended December 31, 2003

The hotels and resorts segment is comprised primarily of Wyndham branded properties: Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™. This segment represented approximately 97.7% and 97.1% of our total revenues for the years ended December 31, 2004 and 2003, respectively. Total revenue for this segment was $943.8 million compared to $801.9 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of our total revenues was $100.9 million during the year ended December 31, 2004. Depreciation and amortization expense for this segment was $100.8 million compared to $104 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of depreciation and amortization expense during the year ended December 31, 2004 was $10.8 million. Operating income for this segment was $148.1 million compared to

$97.5 million for the years ended December 31, 2004 and 2003, respectively. The Wyndham Anatole portion of the operating income during the year ended December 31, 2004 was approximately $19.5 million. Excluding the Wyndham Anatole, our revenue increased approximately $41 million, depreciation and amortization expense decreased approximately $14 million and operating income increased approximately $31.1 million for the year ended December 31, 2004 compared to the same period in 2003. The increases in revenue and operating income for this segment can be primarily attributed to increases in occupancy, ADR and RevPAR of 1.8%, 3.4% and 6%, respectively, as demand increased in the corporate group and commercial retail segments of our business as a result of the recovering economy. The increase in operating income was also due to a decrease in depreciation and amortization expense due primarily to certain assets becoming fully depreciated or reclassified as held for sale subsequent to December 31, 2003.

Other represents revenue from various operating businesses, including management and other service companies. Expenses in this segment are primarily interest, depreciation, amortization and corporate general and administrative expenses. Total revenue for the segment was $21.7 million and $23.8 million for the years ended December 31, 2004 and 2003, respectively. The decrease in this segment’s revenue was primarily the result of reductions in interest income on notes receivable from the Wyndham Anatole subsequent to December 31, 2003 due to the consolidation of the Wyndham Anatole, partially offset by higher management fee and service fee income. Depreciation and amortization expense for this segment was $41,000 compared to $3 million for the years ended December 31, 2004 and 2003, respectively. The decrease in depreciation and amortization expense can be attributed primarily to the elimination of amortization of management contract costs in 2004 related to the consolidation of the Wyndham Anatole. Operating losses for this segment were $267.7 million and $239.4 million for the years ended December 31, 2004 and 2003, respectively. The increase in operating loss was primarily due to the following: an increase in interest expense of $23.3 million ($12.9 million associated with consolidating the Wyndham Anatole and $10.5 million due to interest rate increases), an increase in severance expenses of $7.8 million, an increase in litigation settlement expense of $7.6 million, an increase in incentive bonus accruals of $3.7 million and an increase in management contract termination costs of $2.7 million. These increases were partially offset by a reduction in losses from derivative instruments of $17.2 million and a reduction in losses from the sale of assets of $4.9 million.

For the year ended December 31, 2003 compared with the year ended December 31, 2002

The hotels and resorts segment is comprised primarily of Wyndham branded properties: Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™. This segment represented approximately 97.1% and 97% of our total revenues for the years ended December 31, 2003 and 2002, respectively. Total revenue for this segment was $801.9 million compared to $812.3 million for the years ended December 31, 2003 and 2002, respectively. Depreciation and amortization expense for this segment was $104 million compared to $104.6 million for the years ended December 31, 2003 and 2002, respectively. Operating income for this segment was $97.5 million compared to $100.7 million for the years ended December 31, 2003 and 2002, respectively. Decreases in revenue and operating income for this segment can be primarily attributed to a decline in ADR of 3.8% in the year ended December 31, 2003 as a result of the sluggish economy, travelers’ fears of exposure to contagious diseases and the effects of Operation Iraqi freedom. The decrease in ADR was partially offset by an increase in occupancy of 2.8% for the year ended December 31, 2003 when compared to the year ended December 31, 2002, while RevPAR remained flat in 2003 when compared to 2002. Depreciation and amortization expense remained flat in 2003 when compared to 2002.

Other represents revenue from various operating businesses, including management and other service companies. Expenses in this segment are primarily interest, depreciation, amortization and corporate general and administrative expenses. Total revenue for the segment was $23.8 million and $24.7 million for the years ended December 31, 2003 and 2002, respectively. The decrease in this segment’s revenue was primarily the result of reductions in dividend and interest income from investments that were sold subsequent to December 31, 2002. Depreciation and amortization expense for this segment was $3 million compared to $44,000 for the years ended December 31, 2003 and 2002, respectively. The increase in depreciation and amortization expense was primarily due to an increase in the amortization of management contract costs and trade names. Operating losses for this segment were $239.4 million and $338 million for the years ended December 31, 2003 and 2002, respectively. The decrease in operating loss was primarily due to the following: reductions in losses from derivative instruments of $62.7 million, reductions in interest expense of $26 million, reductions in bonus expenses of $8.2 million, reductions in management, leasehold and license agreement costs of $4.5 million, reductions in bond cancellation costs of $3.8 million, reductions in payroll costs of $3.1 million, reductions in severance costs of $2.9 million and reductions in development and acquisition costs of $2.6 million. The reductions were offset by a litigation settlement accrual of $6.8 million, increases in losses on the sale of assets of $4.9 million, increases in office equipment maintenance and supply costs of $1.7 million and increases in directors’ and officers’ insurance of $1.6 million.

Subsequent Events

On December 30, 2004, we entered into an agreement to sell 25 non-strategic hotels to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. Karim Alibhai and Sherwood Weiser are investors in, and have committed to make additional investments in, Highgate Holdings. The purchase price of the transaction was $366 million. As part of the agreement, the 15 Wyndham- branded assets included in the sale will remain in the brand’s portfolio pursuant to new franchise agreements. Impairments totaling $333.5 million were recorded on certain of these 25 properties during 2004. Upon the close of the sale of 23 of the 25 hotels on March 25, 2005, a gain of approximately $21.3 million was recorded. With respect to the Marriott Atlanta property, Marriott exercised their right of first refusal to purchase the property under the management agreement. The sale of such property closed on June 15, 2005. The sale of the remaining property is scheduled to close upon the receipt of certain consents. These transactions will complete our planned disposition program, which began in June 1999.

On January 3, 2005, we sold the Doubletree Glenview to Lone Star Funds. The property has been converted to a Wyndham hotel and will be operated by us under a long-term management agreement.

On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP commenced a tender offer to purchase all outstanding shares of our series A preferred stock at a price of $30 per share. The offer expired on March 14, 2005, and pursuant to the offer, 6,128.94 shares were tendered.

On or about February 28, 2005, we entered into a stipulation of settlement with regard to the Bay Meadows litigation, and discussed under “—Legal Proceedings.” Pursuant to the stipulation of settlement, we shall issue 11 million shares of Wyndham common stock to the proposed settlement class. We also have agreed to contribute a maximum amount of $1 million to the settlement class, only in the event that the trading price of Wyndham common stock falls below a certain threshold for a defined period of time. Furthermore, we have agreed to allow the settlement class to participate in a rights offering under certain limited circumstances. On or about June 20, 2005, the parties entered into a stipulation of settlement. See “—Legal Proceedings.” The stipulation of settlement is subject to Court approval. An accrual of $11.2 million was recorded as of December 31, 2004 related to the settlement.

On March 10, 2005, we completed the sale of the Wyndham Riverfront in New Orleans. All net proceeds were used to pay down debt.

During the three months ended March 31, 2005, we sold our investments in 23 hotels to a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings and two additional hotel properties in separate transactions. We received net cash proceeds from the sales of approximately $229.7 million, after the repayment of mortgage debt of $139 million. We recorded a net gain of $22 million as a result of these asset sales. Also, we used $210 million of the net cash proceeds to pay down a portion of the senior credit facility and term loans, and we retained the rest of the net cash proceeds in accordance with the terms of the senior credit facilities. We have three assets we expect to sell by the end of the third quarter of 2005.

On May 10, 2005, we completed the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt. We entered into a $1.65 billion refinancing, extending our corporate debt maturities to 2011. This represents approximately 90 percent of our outstanding debt. Additionally, the debt pre-funds $100 million in capital to be invested into our owned and leased properties.

On June 1, 2005, we completed the sale of our leasehold interest in the Wyndham New York. The property is being operated by us under an interim management agreement. All net proceeds are being held by Wyndham for reinvestment in similar assets.

Statistical Information

During the three months ended March 31, 2005, our portfolio of owned and leased hotels experienced an increase in occupancy, ADR and RevPAR as compared to the three months ended March 31, 2004. The following table sets forth certain statistical information for the three months ended March 31, 2005 and 2004 for the 32 hotels we will own and lease after the completion of the planned dispositions, excluding The Wyndham New York which we acquired in August 2004, as if these hotels were owned or leased for the entire periods presented.

	Three months ended March 31,
	Occupancy		ADR		RevPAR
	2005	2004	2005	2004	2005	2004
Wyndham Hotels & Resorts	78.3%	77.6%	$162.67	$153.45	$127.43	$119.12
Wyndham Luxury Resorts	75.8	76.2	296.91	291.03	225.09	221.78
Wyndham Garden Hotels	72.3	69.8	109.58	100.33	79.22	70.06
Non-Proprietary Branded Hotels	83.6	86.5	97.36	85.73	81.37	74.18

Weighted average	78.3%	77.6%	$163.75	$154.58	$128.14	$119.96

During 2004, our portfolio of owned and leased hotels experienced increases in occupancy, ADR and RevPAR of approximately 1.8%, 3.4% and 6%, respectively, as compared to 2003. We attribute the increases in occupancy, ADR and RevPAR primarily to improved brand performance resulting from our efforts to build our brand through innovative programs and increased demand in the lodging industry as a result of the recovering economy. The following table sets forth certain statistical information for 2003 and 2004 for the 67 hotels we owned and leased during 2004 including the hotels we sold in December 2004.

	Occupancy		ADR		RevPAR
	2004	2003	2004	2003	2004	2003
Wyndham Hotels & Resorts®	76.1%	74.1%	$123.34	$119.65	$93.80	$88.54
Wyndham Luxury Resorts®	76.5	75.6	245.46	232.18	187.56	175.53
Wyndham Garden Hotels®	76.4	75.4	93.50	90.79	71.40	68.42
Summerfield Suites by Wyndham™	85.5	83.1	97.84	94.75	83.68	78.79
Non-Proprietary Branded Hotels	59.7	58.5	91.01	86.68	54.32	50.68

Weighted average	73.3%	71.5%	$118.23	$114.38	$86.67	$81.74

Liquidity and Capital Resources

Our cash and cash equivalents as of March 31, 2005 were $32.1 million, inclusive of $2.4 million in Wyndham Anatole cash; and our restricted cash was $75.9 million, inclusive of $2.5 million in Wyndham Anatole restricted cash. Our cash and cash equivalents as of March 31, 2004 were $97.7 million, inclusive of $1.8 million in Wyndham Anatole cash; and our restricted cash was $115.4 million, inclusive of $6.9 million in Wyndham Anatole restricted cash. Restricted cash is comprised of furniture, fixture and equipment reserves, tax and insurance escrows, derivative collateral, deferred maintenance reserves and ground rent reserves.

Our cash and cash equivalents as of December 31, 2004 were $24.3 million, inclusive of $1.1 million of Wyndham Anatole cash and cash equivalents. Our restricted cash was $77.8 million, inclusive of $4.8 million of Wyndham Anatole restricted cash. At December 31, 2003, our cash and cash equivalents were $62.4 million and our restricted cash was $130.5 million. Restricted cash is comprised of furniture, fixture and equipment reserves, tax and insurance escrows, derivative collateral, escrows required under existing financing arrangements, deferred maintenance reserves and ground rent reserves.

Cash Flow Provided by Operating Activities

Our principal source of cash flow is from the operations of the hotels that we own, lease and manage. Cash flows from operating activities were $18.3 million and $12.7 million for the three months ended March 31, 2005 and 2004, respectively. Operational cash flows increased for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 primarily due to increased cash flows from the operations of our owned, leased and managed hotels, partially offset by higher interest payments. Cash flows from operating activities were $45.4 million, $62.6 million and $76.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Operational cash flows declined in 2004 primarily due to a reduction in cash generated from hotel operations as a result of the hotels sold.

Cash Flows from Investing and Financing Activities

Cash flows provided by our investing activities were $352.1 million for the three months ended March 31, 2005, resulting primarily from proceeds received from the sale of assets during the period. Cash flows used in financing activities of $362.9 million for the three months ended March 31, 2005 were primarily related to principal repayments made on our debt as a result of asset sales.

Cash flows provided by our investing activities were $170.1 million for the three months ended March 31, 2004, resulting primarily from proceeds received from the sale of assets during the period and changes to our restricted cash reserves during the period. This was partially offset by renovation expenditures at certain hotels. Cash flows used in financing activities of $147.8 million for the three months ended March 31, 2004 were primarily related to principal payments made on our debt.

Cash flows provided by our investing activities were $585.6 million for the year ended December 31, 2004 resulting primarily from proceeds received from the sale of assets during 2004 and the change in restricted cash, partially offset by renovation expenditures at certain hotels. Cash flows used in financing activities of $669.3 million for the year ended December 31, 2004 were primarily related to principal repayments made on our debt as a result of asset sales.

Cash flows provided by our investing activities were $137.2 million for the year ended December 31, 2003, resulting primarily from proceeds received from the sale of assets during 2003. This was offset by renovation expenditures at certain hotels, the acquisition of a hotel property and changes in our restricted cash reserves during the period. Cash flows used in financing activities of $174.6 million for the year ended December 31, 2003 were primarily related to principal repayments made on our debt.

Cash flows provided by our investing activities were $425.7 million for the year ended December 31, 2002, resulting primarily from asset sales during 2002. This was partially offset by renovation expenditures at certain hotels. Cash flows used by our financing activities of $631 million for the year ended December 31, 2002 were primarily related to the net principal repayments made on our debt as a result of asset sales.

Debt

As of March 31, 2005, we had approximately $23.1 million outstanding under our revolving credit facility, $744.1 million outstanding on term loans I and $243.2 million outstanding on term loans II. Additionally, we had outstanding letters of credit totaling $58.5 million. Also, as of March 31, 2005, we had $789.2 million of mortgage debt outstanding that encumbered 17 hotels and capital leases and other debt of $40.5 million, resulting in total indebtedness of approximately $1.84 billion. Included in the total indebtedness is $167.8 million in mortgage debt and capital lease obligations associated with the Wyndham Anatole of which we are not a party to nor guarantor of this loan (see note 4 of the Condensed Consolidated Financial Statements). As of March 31, 2005, we had approximately $201.3 million in liquidity. Our liquidity is defined as revolver availability ($189.7 million) plus cash in our overnight accounts ($11.6 million). All the foregoing indebtedness has been paid off as part of the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt as set forth in the section entitled Indebtedness on page 149.

We have considered our short-term liquidity needs and the adequacy of adjusted estimated cash flows and other expected liquidity sources to meet these needs. We believe that our principal short-term liquidity needs are to fund our normal recurring expenses and our debt service requirements. We anticipate that these needs will be fully funded from our cash flows provided by operating activities and, when necessary, from our revolving credit facility. In the past, we have generally met our long-term liquidity requirements for the funding of activities, such as development and scheduled debt maturities, major renovations, expansions and other non-recurring capital improvements, through long-term secured and unsecured indebtedness and the proceeds from the sale of our assets. In the future, we may seek to increase our capital resources through similar activities or, subject to limitations imposed by the terms of our credit agreements and preferred stock, through offerings of debt or equity securities, including convertible notes and preferred or common stock.

As a result of existing financing agreements, the separate assets and liabilities of the special purpose entities which own directly or indirectly the Wyndham Baltimore, Wyndham Boston, Wyndham El San Juan Hotel and Casino, Wyndham Bel Age, Wyndham San Diego, Wyndham Philadelphia, Wyndham Buttes Resort, Wyndham Burlington, Wyndham Northwest Chicago and Wyndham El Conquistador Resort and Country Club properties are not available to pay the debts of consolidated Wyndham and do not constitute obligations of consolidated Wyndham. However, amounts permitted to be distributed by such special purpose entities to consolidated Wyndham are available to consolidated Wyndham in accordance with such existing financing agreements.

As of March 31, 2005, under the terms of the applicable credit facility, loan agreement, and lease agreement, our principal amortization and balloon payment requirements and our future five-year minimum lease payments are summarized as follows:

	Payments due by year
	Total		Remainder of 2005		2006		2007	2008	2009	2010 and thereafter
	(in thousands)
Debt	$1,801,146	(1)	$558,114	(2)	$1,045,328	(3)	$6,152	$6,663	$5,908	$178,981
Capital leases obligations	39,008	(1)	2,072		2,729		2,463	1,397	1,057	29,290
Office leases (4)	7,307		2,040		2,488		2,014	490	275	—
Hotel and ground leases (4)	151,972		6,349		7,521		8,444	8,449	8,407	112,802

Total	$1,999,433		$568,575		$1,058,066		$19,073	$16,999	$15,647	$321,073

(1)	The Wyndham Anatole debt and capital lease obligations of $167.8 million is included, however, we are not a party to nor guarantor of this debt (see note 4 to the Condensed Consolidated Financial Statements).
(2)	As a result of the refinancing on May 10, 2005, $293.2 million of the $558.1 million that matures during the remainder of 2005 has been extended to 2011. In addition, we can elect to extend $261 million for three additional twelve-month periods provided there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $3.8 million related to normal principal amortization.
(3)	The refinancing on May 10, 2005, also extended $1.040 billion of the $1.045 billion of debt maturing in 2006 to 2011.
(4)	Office, hotel and ground leases are operating leases and are included in operating expenses.

As of December 31, 2004, we had approximately $68.6 million outstanding under our revolving credit facility, $870.8 million outstanding on term loans I and $284.2 million outstanding on term loans II. All the foregoing indebtedness has been paid off as part of the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt as set forth in the section entitled Indebtedness on page 149.

Additionally, we had outstanding letters of credit totaling $65.5 million. Also, as of December 31, 2004, we had $932.8 million of mortgage debt outstanding that encumbered 30 hotels and capital leases and other debt of $41.1 million, resulting in total indebtedness of approximately $2.2 billion. Included in the total indebtedness is approximately $114.3 million of debt associated with assets held for sale and $168.9 million in mortgage debt and capital lease obligations associated with the Wyndham Anatole of which we are not a party to nor guarantor of the debt or capital lease obligation. (See Note 4 to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus). We are seeking to refinance the remaining scheduled principal payments prior to their maturities; however, there can be no assurance that we will be able to do so. As of December 31, 2004, we had approximately $190 million in liquidity. Our liquidity is defined as revolver availability ($179.7 million) plus cash in our overnight accounts ($10.3 million). All the foregoing indebtedness has been paid off as part of the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt as set forth in the section entitled Indebtedness on page 149.

On April 30, 2004, we extended an $18 million mortgage secured by one hotel, after paydown of $6.3 million. The loan bears interest at LIBOR plus 4.5% and has a maturity date of May 1, 2006.

Also, on June 22, 2004, we completed a $35 million mortgage financing secured by four hotel properties with Credit Suisse First Boston Inc. The loan bears interest at LIBOR plus 1.2% and has an initial maturity date of July 9, 2006. We may extend the maturity date of the loan for three additional twelve month periods, provided that there is not a default under the loan and other minor conditions are met which are completely within our control.

We have considered our short-term liquidity needs and the adequacy of adjusted estimated cash flows and other expected liquidity sources to meet these needs. We believe that our principal short-term liquidity needs are to fund our normal recurring expenses and our debt service requirements. We anticipate that these needs will be fully funded from our cash flows provided by operating activities and, when necessary, from our revolving credit facility. In the past, we have generally met our long-term liquidity requirements for the funding of activities, such as development and scheduled debt maturities, major renovations, expansions and other non-recurring capital improvements, through long-term secured and unsecured indebtedness and the proceeds from the sale of our assets. In the future, we may seek to increase our capital resources through similar activities or, subject to limitations imposed by the terms of our credit agreements and preferred stock, through offerings of debt or equity securities, including convertible notes and preferred or common stock.

As of December 31, 2004, under the terms of the applicable credit facilities, loan agreements and lease agreements, our principal amortization and balloon payment requirements and our future five-year minimum lease payments are summarized as follows:

			Payments due by year
	Total		2005		2006		2007	2008	2009	2010 and thereafter
	(in thousands)

Debt (4)	$2,157,909	(1)	$682,517	(2)	$1,264,270	(3)	$19,293	$6,676	$7,241	$177,912
Capital leases obligations	39,577	(1)	2,628	(2)	2,623		2,382	1,294	1,373	29,277
Office leases (5)	8,037		2,763		2,490		2,016	492	276	—
Hotel and ground leases (5)	161,256		8,470		8,470		8,444	8,450	8,407	119,015

Total	$2,366,779		$696,378		$1,277,853		$32,135	$16,912	$17,297	$326,204

(1)	The Wyndham Anatole debt and capital lease obligations of $168.9 million are included, however, we are not a party to nor guarantor of this debt (see Note 4 to the Consolidated Financial Statements).

(2)	We can elect to extend $540.3 million ($358.8 million for three additional twelve-month periods and $181.5 million for one additional twelve month period) provided that there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $144.8 million related to separate loans collateralized by the Wyndham El Conquistador and the Wyndham Reach and normal principal amortization. We believe we will be able to refinance these two loans prior to maturity; however, there can be no assurance that we will be able to do so.
(3)	We can elect to extend $28 million for three additional twelve-month periods provided that there is not a default under the loan and other minor conditions are met which are within our control.
(4)	Subsequent to December 31, 2004, mortgage debt was paid down by $9.7 million due to asset sales.
(5)	Office, hotel and ground leases are operating leases and are included in operating expenses.

For the remainder of 2005, we have scheduled principal payments and debt maturities of approximately $208.1 million. Of that amount, we can elect to extend $92.0 million for three additional twelve-month periods provided that there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $116.1 million related to separate loans collateralized by 6 hotel properties and a parcel of land and normal principal amortization. We believe we will be able to refinance or repay these two loans prior to their maturities; however, there can be no assurance that we will be able to do so. During 2006, we have scheduled principal payments and debt maturities of approximately $177.5 million. Of that amount, we can elect to extend $166.1 million for two additional twelve-month periods. The remaining 2006 maturities represents normal principal amortization.

Dividends

We do not anticipate paying a dividend to our common stockholders and we are prohibited under the terms of our credit facilities from paying dividends on our class A common stock. For the six year period beginning September 30, 1999, dividends on our series A and series B preferred stock are payable partly in cash and partly in additional shares of our series A and series B preferred stock, with the cash portion aggregating $29.25 million per year, so long as there is no redemption or conversion of our series A and series B preferred stock. For the following four years, dividends are payable in cash or additional shares of our series A or series B preferred stock, as the case may be, as determined by our board of directors. After year ten, dividends are payable solely in cash.

We are prohibited by our credit facility from paying cash dividends on the series A and series B preferred stock. As of December 31, 2004, we have deferred payments of the cash portion of the preferred stock dividend totaling approximately $102.3 million. This amount is shown in the balance sheet as dividends payable as of December 31, 2004. In addition, according to the terms of our series A and series B preferred stock, if the cash dividends on the preferred stock are in arrears and unpaid for at least 60 days, then an additional amount of dividends will accrue at an annual rate of 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until the cash dividends in arrears have been paid in full. These additional dividends are cumulative and payable in additional shares of preferred stock. As of June 30, 2005, we issued stock dividends totaling 1,096,300 shares of series A and series B preferred stock with a stated amount of $109.6 million.

Renovations and Capital Improvements

During the first three months of 2005, we invested approximately $22.4 million in capital improvements and renovations. These capital expenditures included (i) costs related to enhancing the revenue-producing capabilities of our hotels and (ii) costs related to recurring maintenance capital expenditures. During 2005, we anticipate spending approximately $100 million in capital expenditures primarily for recurring maintenance capital expenditures and technological initiatives. We are limited to capital expenditures of $125 million per year, plus $25 million per year for emergency capital expenditures under the terms of the January 24, 2002 amendments to the senior credit facility and increasing rate loans facility.

During 2004, we invested approximately $92.1 million in capital improvements and renovations. These capital expenditures included (i) costs related to enhancing the revenue-producing capabilities of our hotels and (ii) costs related to recurring maintenance. During 2005, we anticipate spending approximately $75 million in capital expenditures. We are limited to capital expenditures of $125 million per year, plus $25 million per year for emergency capital expenditures under the terms of the January 24, 2002 amendments to the senior credit facility and increasing rate loans facility.

We attempt to schedule renovations and improvements during traditionally lower occupancy periods in an effort to minimize disruption to the hotel’s operations. Therefore, we do not believe such renovations and capital improvements will have a material effect on the results of operations of the hotels. Capital expenditures will be financed through capital expenditure reserves or with working capital.

Inflation

Operators of hotels in general possess the ability to adjust room rates quickly. However, competitive pressures may limit our ability to raise room rates in the face of inflation.

Seasonality

The hotel industry is seasonal in nature; however, the periods during which our hotel properties experience higher revenues vary from property to property and depend predominantly on the property’s location. Our revenues typically have been higher in the first and second quarters than in the third or fourth quarters.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to: impairment of assets; assets held for sale; bad debts; income taxes; insurance reserves; derivatives; and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We periodically review the carrying value of our assets, including intangible assets, to determine if events and circumstances exist indicating that assets might be impaired. If facts and circumstances support this possibility of impairment, our management will prepare probability weighted undiscounted and discounted cash flow projections which require judgments that are both subjective and complex.

Our management uses its judgment in projecting which assets will be sold by us within the next twelve months. These judgments are based on our management’s knowledge of the current market and the status of current negotiations with third parties. If assets are expected to be sold within 12 months, they are reclassified as assets held for sale on the balance sheet.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

We have reserves for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. Although we believe that the positions taken on previously filed tax returns are reasonable, we nevertheless have established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken by us resulting in additional liabilities for taxes and interest. The tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional or reduced exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue.

We maintain a paid loss deductible insurance plan for commercial general liability, automobile liability and workers’ compensation loss exposures related to our hotel operations. The primary loss deductible retention limit is currently $1 million per occurrence for general liability, $250,000 per occurrence for automobile liability and $500,000 per occurrence for workers’ compensation loss, in most jurisdictions. The estimates of the ultimate liability for losses and associated expenses are based upon a third party actuarial analysis and projection of actual historical development trends of loss frequency, severity and incurred but not reported claims as well as traditional issues that affect loss cost such as medical and statutory benefit inflation. In addition, the actuarial analysis compares our trends against general insurance industry development trends to develop an estimate of ultimate costs within the deductible retention. Large claims or incidents that could potentially involve material amounts are also monitored closely on a case-by-case basis. As of March 31, 2005, our balance sheet included an estimated liability with respect to this self-insurance program of $31.6 million.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements. During the three months ended March 31, 2005 and the year ended December 31, 2004, such derivatives were used to hedge the variable cash flows associated with a portion of our variable-rate debt. As of March 31, 2005 and December 31, 2004, we did not have any derivatives designated as fair value hedges. Additionally, we do not use derivatives for trading or speculative purposes. We use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date to determine the fair value of our derivative instruments. For the majority of financial instruments including most derivatives, standard market conventions and techniques such as discounted cash flow analyses, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized. Future cash inflows or outflows from our derivative instruments depend upon future borrowing rates. If assumptions about future borrowing rates prove to be materially incorrect, the recorded value of these agreements could also prove to be materially incorrect. Because we use the derivative instruments to reduce our exposure to increases in variable interest rates, thus effectively fixing a portion of our variable interest rates, the impact of changes in future borrowing rates could result in our interest expense being either higher or lower than might otherwise have been incurred on our variable-rate borrowings had the rates not been fixed. A reduction in interest rates could result in a competitive advantage for companies in a position to take advantage of a lower cost of capital.

We are defendants in lawsuits that arise out of, and are incidental to, the conduct of our business. Our management uses its judgment, with the aid of legal counsel, to record accruals for losses that we consider to be probable and that can be reasonably estimated as a result of any pending actions against us.

Recently Issued Accounting Standards

In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities.” The objective of FIN 46R is to provide guidance on how to identify a VIE and determine when the assets, liabilities, non-controlling interest, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds a variable interest in an entity will need to consolidate the entity if Wyndham’s interest in the VIE is such that Wyndham will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46R also requires additional disclosure by primary beneficiaries and other significant variable interest holders. The disclosure provisions of FIN 46R became effective upon issuance. The consolidation requirements of FIN 46R apply immediately to VIE’s created after January 31, 2003 and in the first fiscal year or interim period ending after March 15, 2004 to existing VIE’s. We adopted FIN 46R during the first quarter ended March 31, 2004. We believe that our interest in one management contract (Wyndham Anatole) is a VIE where we are the primary beneficiary, which requires consolidation under FIN 46R as of January 1, 2004. In the unlikely event that we terminate the management contract and all of the underlying assets related to this contract had no value, we estimate that the maximum exposure to loss would approximate $88.9 million, primarily representing the net carrying value at December 31, 2004 of our investment in the management contract and the two previously issued notes receivable. However, we expect to recover the recorded amount of our investment in the Wyndham Anatole. See Note 4 to the Consolidated Financial Statements on page F-22 for the condensed financial information of the Wyndham Anatole as of December 31, 2004.

On December 22, 2004, we formed a joint venture with LBREP to expand and develop Summerfield Suites by Wyndham™, Wyndham’s upscale, extended-stay brand. The transaction included the sale of six Summerfield Suites by Wyndham™ and the sale of an equity interest in the entity that owns our Summerfield brand to LBREP. Under the terms of the joint venture agreement with LBREP, we initially hold a 66.67% ownership interest in the joint venture, however, we have 50% voting rights. In addition, LBREP has a priority return. Therefore, in accordance with FIN 46R, our joint venture with LBREP is also included in our consolidated financial statements at December 31, 2004.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 is effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS 150 goes into effect at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity. For contracts that were created or modified before May 31, 2003 and still exist at the beginning of the first interim period beginning after June 15, 2003, entities should record the transition to SFAS 150 by reporting the cumulative effect of a change in an accounting principle. SFAS 150 prohibits entities from restating financial statements for earlier years presented. On October 29, 2003, the FASB deferred the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. Those provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on a parent company’s financial statement in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB’s Liabilities and Equity project or Phase II of the FASB’s Business Combinations Project. However, the FASB did not defer the disclosure provisions relating to mandatorily redeemable noncontrolling interests. Therefore, in accordance with SFAS 150, if we liquidate the consolidated subsidiaries in which there exists a minority interest, we would be required to pay approximately $22.6 million in cash. Such amount is lower than the carrying amount of the minority interest in consolidated subsidiaries by $1.4 million.

In December 2004, the FASB issued SFAS 123 (Revised 2004), “Shared-Based Payment.” SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”, and supersedes Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”. Among other items, SFAS 123R eliminates the use of the intrinsic value method of accounting permitted under APB 25, and requires companies to expense the fair value of employee stock options and similar share-based payment awards. Under SFAS 123R, share-based payment awards are expensed based on the fair value of the awards on their grant dates and the estimated number of awards that are expected to vest. The fair values of the share-based payment awards are estimated using an option-pricing model that appropriately reflects a company’s specific circumstances and the economics of Wyndham’s share-based payment transactions. Compensation expense for share-based payment awards, along with the related tax effects, is recognized as the awards vest. SFAS 123R also requires the tax benefit associated with these share-based payment awards be classified as financing activities in the statement of cash flow rather than operating activities as currently permitted. We will be required to adopt SFAS 123R in the third quarter of 2005. The provisions of SFAS 123R apply to all outstanding and unvested share-based payment awards at Wyndham’s adoption date. SFAS 123R offers alternative transition methods of adopting this final rule. At the present time, we have not determined which alternative method we will use.

Quantitative And Qualitative Disclosures About Market Risk

Our primary market risk exposure is to future changes in interest rates related to our derivative financial instruments and other financial instruments, including debt obligations, interest rate swaps, interest rate caps, and future debt commitments.

We manage our debt portfolio by periodically entering into interest rate swaps and caps to achieve an overall desired position of fixed and floating rates or to limit our exposure to rising interest rates.

The following table provides information as of March 31, 2005 about our derivative and other financial instruments that are sensitive to changes in interest rates.

•	For fixed rate debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity date and contracted interest rates at March 31, 2005. For variable rate debt obligations, the table presents principal cash flows by expected maturity date and contracted interest rates at March 31, 2005.

•	For interest rate swaps and caps, the table presents notional amounts and weighted-average interest rates or strike rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at March 31, 2005.

	Remainder of 2005	2006	2007	2008	2009	Thereafter	Face Value		Fair Value
	(dollars in thousands)
Debt
Long-term debt obligations including current portion Fixed Rate	$19,523 (1)	$9,913 (2)	$8,615	$8,060	$6,965	$208,271	$261,347		$259,919
Average Interest Rate	8.87%	8.70%	8.35%	8.26%	8.06%	7.92%
Variable Rate	$540,663 (1)	$1,038,144 (2)	$—	$—	$—	$—	$1,578,807	(3)	$1,578,807
Average Interest Rate	7.04%	9.43%	—	—	—	—
Interest Rate Derivative Financial Instruments Related to Debt
Interest Rate Swaps (based on British LIBOR)
Pay Fixed/Receive Variable	$56,243	$—	$—	$—	$—	$—	$56,243		$50
Average Pay Rate	4.62%	—	—	—	—	—
Average Receive Rate	5.03%	—	—	—	—	—
Interest Rate Swaps (based on U.S LIBOR)
Pay Fixed/Receive Variable	$42,188	$—	$—	$—	$—	$—	$42,188		$(392)
Average Pay Rate	5.25%	—	—	—	—	—
Average Receive Rate	3.45%	—	—	—	—	—
Interest Rate Caps
Notional Amount	$818,055	$35,000	$—	$—	$—	$—	$853,055		$—
Strike Rate	5.92%	7.00%	—	—	—	—
Forward Rate	3.45%	4.46%	—	—	—	—

(1)	As a result of the refinancing on May 10, 2005, $293.2 million of the $560.2 million of debt that matures during the remainder of 2005 has been extended to 2011. In addition, we can elect to extend $261 million for three additional twelve-month periods provided there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $6 million related to normal principal amortization.
(2)	The refinancing on May 10, 2005, also extended $1.040 billion of the $1.048 billion of debt maturing in 2006 to 2011.
(3)	Wyndham Anatole debt of $167.8 million is included, however, we are not a party to nor guarantor of this debt (see note 4 of the Condensed Consolidated Financial Statements).

The debt portfolio as of December 31, 2004 was as follows:

	2005	2006	2007	2008	2009	Thereafter	Face Value		Fair Value
	(dollars in thousands)
Debt Long-term debt obligations including current portion Fixed Rate	$21,461 (1)	$9,809	$8,538	$7,970	$8,614	$207,189	$263,581		$264,197
Average Interest Rate	8.82%	8.70%	8.35%	8.25%	8.26%	7.91%
Variable Rate	$663,684 (1)	$1,257,084	$13,137	$—	$—	$—	$1,933,905	(2)	$1,933,905
Average Interest Rate	6.88%	8.76%	6.67%	—	—	—
Interest Rate Derivative Financial Instruments Related to Debt Interest Rate Swaps (based on British LIBOR) Pay Fixed/Receive Variable	$57,063	$—	$—	$—	$—	$—	$57,063		$38
Average Pay Rate	4.62%	—	—	—	—	—
Average Receive Rate	4.84%	—	—	—	—	—
Pay Fixed/Receive Variable
Interest Rate Swaps (based on U.S. LIBOR)
Pay Fixed/Receive Variable	$742,188	$—	$12,987	$—	$—	$—	$755,175		$(8,675)
Average Pay Rate	6.62%	—	4.24%	—	—	—
Average Receive Rate	3.11%	—	4.11%	—	—	—
Interest Rate Caps Notional Amount	$818,166	$35,000	$—	$—	$—	$—	$853,166		$—
Strike Rate	5.92%	7.00%	—	—	—	—
Forward Rate	3.11%	3.76%	—	—	—	—

(1)	We can elect to extend $540.3 million ($358.8 million for three additional twelve-month periods and $181.5 million for one additional twelve-month period) provided that there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $144.8 million related to separate loans collateralized by the Wyndham El Conquistador and the Wyndham Reach and normal principal amortization. We believe we will be able to refinance these two loans prior to maturity; however, there can be no assurance that we will be able to do so.
(2)	The Wyndham Anatole debt of $168.9 million is included, however, we are not a party to nor guarantor of this debt (see Note 4 to the Consolidated Financial Statements).

Reports on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

As of December 31, 2004, management, under the supervision and with the participation of our chairman, president and chief executive officer (our principal executive officer) and our chief financial officer (our principal financial officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chairman, president and chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were not effective in ensuring that information required to be disclosed by us in the reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and include controls and procedures designed to insure the information required to be disclosed by us in such reports is accumulated and communicated to our management, including our chairman, president and chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Wyndham’s internal control over financial reporting is a process designed under the supervision of the principal executive and financial officers, and effected by the board of directors and management, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We performed an assessment of the effectiveness of Wyndham’s internal control over financial reporting as of December 31, 2004 using the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management is not permitted to conclude that the Wyndham’s internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting. As of December 31, 2004, Wyndham did not maintain effective controls over the accounting and review of income taxes and the determination of deferred income taxes and the related valuation allowance. Specifically, Wyndham did not maintain effective controls over the reconciliation of its income tax assets and liabilities to the underlying differences between the tax basis and accounting basis of each component of Wyndham’s balance sheet. In addition, the related income tax asset valuation allowance was not reconciled to the underlying supporting detail. This control deficiency resulted in an audit adjustment to the fourth quarter 2004 consolidated financial statements. For the quarter ended March 31, 2005, we identified an additional adjustment of a write-off of income tax receivable related to 2004, which resulted in the restatement of the 2004 financial statements described in Note 2b. Additionally, this control deficiency could result in a misstatement of income taxes payable, deferred income tax assets and liabilities and the related income tax provision that could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness. Because of this material weakness, we have concluded that Wyndham did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in Internal Control—Integrated Framework.

Management had previously concluded that we did not maintain effective internal control over financial reporting because of the material weakness described above. In connection with the restatement described in Note 2b to the consolidated financial statements related to the accounting for income taxes, management has determined that the material weakness described above also affected this restatement. Accordingly, the restatement did not have an effect on management’s assessment.

Our management’s assessment of the effectiveness of Wyndham’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in this proxy statement/prospectus and which expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.

Management’s Consideration of the Restatement

In coming to the conclusion that our disclosure controls and procedures and our internal control over financial reporting were not effective as of December 31, 2004, our management considered, among other things, the control deficiency related to the accounting for income taxes, which previously resulted in a material adjustment to the December 31, 2004 consolidated financial statements. In May 2005, an additional adjustment related to the accounting for income taxes, as well as other adjustments, resulted in the need to restate our previously issued 2004 consolidated financial statements as disclosed in Note 2b of the Notes to Consolidated Financial Statements. After reviewing and analyzing the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” paragraph 29 and SAB Topic 5-F, “Accounting Changes Not Retroactively Applied Due to Immateriality,” and taking into consideration (i) that the restatement adjustments did not have a material impact on the financial statements of prior interim or annual periods taken as a whole; (ii) that the cumulative impact of the restatement adjustments on stockholders’ equity was not material to the financial statements of prior interim or annual periods; and (iii) that we have restated our previously issued financial statements solely because the cumulative impact of the error, if recorded in the March 31, 2005 interim consolidated financial statements, would have been material to the March 31, 2005 interim consolidated financial statements’ reported net income, our management has concluded that the adjustment related to accounting for income taxes provides further evidence of the previously disclosed material weakness. Furthermore, our management has concluded that the other deficiencies related to the other adjustments did not constitute a material weakness, individually or when aggregated.

Remediation of Material Weakness

As discussed in Management’s Report on Internal Control Over Financial Reporting, as of December 31, 2004, there was a material weakness in our internal control over financial reporting. In 2005, we plan to implement improved monitoring controls over the income tax account balance sheet review process and will engage a third party consultant to assist our personnel in conducting a comprehensive and detailed review of our tax accounting and reporting processes. Once fully implemented, management believes that these new policies and procedures will be effective at remediating this material weakness.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of any registered class of Wyndham’s equity securities, to file with the SEC initial reports of class A common stock ownership and reports of changes in such ownership. A reporting person must file a Form 3—Initial Statement of Beneficial Ownership of Securities within 10 days after such person becomes a reporting person. A reporting person must file a Form 4—Statement of Changes of Beneficial Ownership of Securities within 2 business days after such person’s beneficial ownership of securities changes, except for certain changes exempt from the reporting requirements of Form 4. A reporting person must file a Form 5—Annual Statement of Beneficial Ownership of Securities within 45 days after Wyndham’s fiscal year end.

The Commission’s rules require our reporting persons to furnish us with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that during fiscal year 2004 the reporting persons complied with all applicable Section 16(A) filing requirements on a timely basis, except for the following: one Form 3 and one Form 4 for Lawrence Ruisi, one Form 4 for Lee Hillman, one Form 4 for Michael Grossman and one Form 4 for Andrew Jordan. None of the reporting persons filed a Form 5 with respect to 2004 and Wyndham is not aware that any were required to be filed.

EXPERTS

The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 included in this proxy statement/prospectus have been so included in reliance on the reports (which contain an explanatory paragraph relating to the restatement of our consolidated financial statements as described in Note 2b to the consolidated financial statements and which contain an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the common stock that Wyndham’s stockholders will own following the recapitalization merger will be passed upon by Paul, Weiss, Rifkind, Wharton and Garrison LLP, New York, New York.

MULTIPLE STOCKHOLDERS SHARING ONE ADDRESS

In accordance with Rule 14a-3(e)(1) under the Exchange Act, one proxy statement will be delivered to two or more stockholders who share an address, unless Wyndham has received contrary instructions from one or more of the stockholders. Wyndham will deliver promptly upon written or oral request a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the proxy statement was delivered. Requests for additional copies of the proxy statement, and requests that in the future separate proxy statements be sent to stockholders who share an address, should be directed to Wyndham International, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, Attention: Investor Relations, with a copy to the attention of the Company’s Executive Vice-President, General Counsel and Secretary, Mark A. Solls, Esq. or by telephone at (214) 863-1000. In addition, stockholders who share a single address but receive multiple copies of the proxy statement may request that in the future they receive a single copy by contacting Wyndham at the address and phone number set forth in the prior sentence.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

If the Blackstone merger is completed, we will no longer be a publicly held company and there will be no public participation in any future meetings of our stockholders. However, if the Blackstone merger is not completed, our stockholders will continue to be entitled to attend and participate in our stockholders’ meetings. In order for stockholder proposals which are submitted pursuant to Rule 14a-8 under the Exchange Act to be considered for inclusion in our proxy statement for the 2006 annual meeting, they must be received by our secretary at our principal executive office no later than February 15, 2006.

A stockholder who otherwise intends to present business at the 2006 annual meeting of stockholders must also comply with the requirements set forth in our amended and restated bylaws, which state, among other things, that to bring business before an annual meeting, a stockholder must give written notice that complies with our amended and restated bylaws to our secretary at our principal executive office not less than 75 days nor more than 105 days in advance of the anniversary date of the 2005 annual meeting. Thus, a notice of a stockholder proposal for the 2006 annual meeting, submitted other than pursuant to Rule 14a-8, will be untimely if received by us before March 23, 2006 or after April 22, 2006. As to any such proposals, the proxies named in management's proxy for that meeting will be entitled to exercise their discretionary authority on that proposal unless we receive notice of the matter to be proposed not earlier than March 23, 2006 or later than April 22, 2006. Even if proper notice is received on a timely basis, the proxies named in management’s proxy for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising stockholders of such proposal and how they intend to exercise their discretion to vote on such matter to the extent permitted under Rule 14a-4(c)(2) of the Exchange Act.

By order of our Board of Directors,

Fred J. Kleisner

Chairman of the Board of Directors, President

and Chief Executive Officer

[          ], 2005

Dallas, Texas

WYNDHAM INTERNATIONAL, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

HISTORICAL FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Wyndham International, Inc.:

We have completed an integrated audit of Wyndham International Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Wyndham International Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2b to the consolidated financial statements, the Company has restated its 2004 consolidated financial statements.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that Wyndham International Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because Wyndham International, Inc. did not maintain effective controls over the accounting and review of income taxes and the determination of deferred income taxes and the related valuation allowance, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment. As of December 31, 2004, Wyndham International, Inc. did not maintain effective controls over the accounting and review of income taxes and the determination of deferred income taxes and the related valuation allowance. Specifically, the Company did not maintain effective controls over the reconciliation of its income tax assets and liabilities to the underlying differences between the tax basis and accounting basis of each component of the Company’s balance sheet. In addition, the related income tax asset valuation allowance was not reconciled to the underlying supporting detail. This control deficiency resulted in an audit adjustment to the fourth quarter 2004 consolidated financial statements. For the quarter ended March 31, 2005, the Company identified an additional adjustment of a write-off of income tax receivable related to 2004, which resulted in the restatement of the 2004 financial statements described in Note 2b. Additionally, this control deficiency could result in a misstatement of income taxes payable, deferred income tax assets and liabilities and the related income tax provision that could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that Wyndham International Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Wyndham International Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Management and we previously concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the material weakness described above. In connection with the restatement of the Company’s consolidated financial statements described in Note 2b to the consolidated financial statements related to accounting for income taxes, management has determined that the material weakness described above resulted in this restatement. Accordingly, this restatement did not affect management’s assessment or our opinions on internal control over financial reporting.

/s/    PricewaterhouseCoopers LLP

Dallas, Texas

March 15, 2005 with respect to our opinion relating to the consolidated financial statements and financial statement schedules, except for Note 15 to the consolidated financial statements related to the change in segments, as to which the date is June 7, 2005, and except for Note 2b to the consolidated financial statements related to accounting for income taxes, as to which the date is May 16, 2005, and April 8, 2005 with respect to our opinions relating to internal control over financial reporting, except for the penultimate paragraph of Management’s Report on Internal Control Over Financial Reporting, as to which the date is May 16, 2005

WYNDHAM INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2004	December 31, 2003
	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$24,338	$62,441
Restricted cash	77,812	130,457
Accounts receivable, net of allowance for doubtful accounts of $4,115 in 2004 and $4,489 in 2003	70,129	71,077
Inventories	12,818	13,680
Prepaid expenses and other assets	10,389	10,564
Assets held for sale, net of accumulated depreciation of $178,085 in 2004 and $119,868 in 2003	361,504	238,330

Total current assets	556,990	526,549

Investment in real estate and related improvements, net of accumulated depreciation of $576,686 in 2004 and $901,779 in 2003	2,032,965	2,938,808
Investment in unconsolidated subsidiaries	51,149	48,252
Notes and other receivables	23,686	43,320
Management contract costs, net of accumulated amortization $7,128 in 2004 and $20,204 in 2003	4,826	79,014
Leasehold costs, net of accumulated amortization of $186 in 2004 and $32 in 2003	6,537	572
Trade names, net of accumulated amortization of $42,739 in 2004 and $37,123 in 2003	83,612	86,743
Deferred income taxes	—	17,125
Deferred acquisition costs	4,335	4,459
Deferred expenses, net of accumulated amortization of $62,123 in 2004 and $73,758 in 2003	21,803	49,267
Other assets	4,586	6,143

Total assets	$2,790,489	$3,800,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$17,891	$28,609
Accrued payroll costs	49,138	45,866
Dividends payable	102,322	73,100
Accrued insurance and property taxes	41,884	40,559
Other accrued expenses	94,494	61,875
Advance deposits	36,637	33,006
Borrowings associated with assets held for sale	114,251	118,133
Current portion of borrowings under credit facility, term loans, mortgage notes and capital lease obligations	685,145	292,661

Total current liabilities	1,141,762	693,809

Borrowings under credit facility, term loans, mortgage notes and capital lease obligations	1,398,090	2,271,165
Derivative financial instruments	8,637	56,760
Income taxes payable	33,107	57,124
Deferred income	9,446	10,051
Minority interest in the Operating Partnerships	20,559	21,289
Minority interest in other consolidated subsidiaries	63,001	39,981
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.01 par value; authorized: 150,000,000 shares; shares issued and outstanding: 15,812,279 in 2004 and 14,423,151 in 2003	158	144
Common stock, $0.01 par value; authorized: 750,000,000 shares; shares issued and outstanding: 171,386,918 in 2004 and 168,238,102 in 2003	1,714	1,682
Additional paid in capital	4,298,445	4,166,227
Receivables from shareholders and affiliates	(6,855)	(18,121)
Accumulated other comprehensive income	(5,560)	(8,918)
Accumulated deficit	(4,172,015)	(3,490,941)

Total shareholders’ equity	115,887	650,073

Total liabilities and shareholders’ equity	$2,790,489	$3,800,252

The accompanying notes are an integral part of these consolidated financial statements.

WYNDHAM INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,
	2004	2003	2002
	(Restated)
Revenues:
Room revenues	$491,564	$419,718	$420,275
Food and beverage revenues	301,246	236,086	231,640
Other hotel revenues	150,979	146,139	160,415

Total hotel revenues	943,789	801,943	812,330
Management fee and service fee income	18,084	17,479	17,639
Interest and other income	3,641	6,335	7,056

Total revenues	965,514	825,757	837,025

Expenses:
Room expenses	118,366	102,872	100,938
Food and beverage expenses	198,750	163,468	162,985
Other hotel expenses	377,732	334,076	343,069

Total hotel expenses	694,848	600,416	606,992
General and administrative	87,441	62,237	72,711
Bond offering cancellation costs	—	—	3,750
Interest expense	192,281	168,968	194,933
Management, leasehold and license agreement costs	4,667	1,946	6,445
Loss (gain) on sale of assets	—	4,937	(11)
Loss on derivative financial instruments	4,983	22,193	84,844
Depreciation and amortization	100,834	107,008	104,690

Total expenses	1,085,054	967,705	1,074,354

Operating loss from continuing operations	(119,540)	(141,948)	(237,329)
Equity in earnings of unconsolidated subsidiaries	2,183	2,486	1,039

Loss from continuing operations before income taxes and minority interests	(117,357)	(139,462)	(236,290)
Income tax (provision) benefit	(143)	50,232	91,749

Loss from continuing operations before minority interests	(117,500)	(89,230)	(144,541)
Minority interest in consolidated subsidiaries	(9,589)	(1,470)	51

Loss from continuing operations	(127,089)	(90,700)	(144,490)
Discontinued operations:
Loss from operations of discontinued hotels	(624)	(54,897)	(46,567)
Impairment loss	(426,034)	(165,403)	(38,013)
HPT leasehold termination	—	(153,909)	—
Gain (loss) on sale of assets	40,831	9,489	(6,652)

Loss from discontinued operations before income taxes	(385,827)	(364,720)	(91,232)
Income tax benefit from discontinued operations	—	65,808	37,398

Loss from discontinued operations	(385,827)	(298,912)	(53,834)
Loss before accounting change	(512,916)	(389,612)	(198,324)
Cumulative effect of change in accounting principle, net of taxes	—	—	(324,102)

Net loss	$(512,916)	$(389,612)	$(522,426)

Net loss attributable to common shareholders:
Net loss	$(512,916)	$(389,612)	$(522,426)
Preferred stock dividends	(168,158)	(155,583)	(144,217)

Net loss attributable to common shareholders	$(681,074)	$(545,195)	$(666,643)

Basic and diluted loss per common share:
Loss from continuing operations	$(1.75)	$(1.46)	$(1.72)
Loss from discontinued operations, net of taxes	(2.28)	(1.78)	(0.32)
Cumulative effect of change in accounting principle, net of taxes	—	—	(1.93)

Net loss per common share	$(4.03)	$(3.24)	$(3.97)

The accompanying notes are an integral part of these consolidated financial statements.

WYNDHAM INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

								Accumulated Other Comprehensive Income
	Preferred Stock		Common Stock		Additional Paid in Capital	Receivables From Shareholders and Affiliates	Accumulated Deficit and Dividend Distributions	Foreign Currency Exchange	Unrealized (Loss) Gain on Derivative Instruments	Unrealized (Loss) Gain on Securities Held for Sale	Total
	Number of Shares	Par Value	Number of Shares	Par Value
Balance as of December 31, 2001	11,905,060	$119	167,847,940	$1,678	$3,912,656	$(18,121)	$(2,279,104)	$34	$(28,337)	$(704)	$1,588,221

Issuance of shares net of offering expenses	—	—	150,858	2	454	—	—	—	—	—	456
Redemption of Preferred A stock	(28)	—	328	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(522,426)	—	—	—	(522,426)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(93)	—	—	(93)
Unrealized gain on derivative instruments	—	—	—	—	—	—	—	—	14,315	—	14,315
Unrealized loss on securities held for sale	—	—	—	—	—	—	—	—	—	(436)	(436)

Comprehensive income											(508,640)

Cash dividends	—	—	—	—	—	—	(17,658)	—	—	—	(17,658)
Stock dividends	1,265,588	13	—	—	126,546	—	(126,559)	—	—	—	—

Balance as of December 31, 2002	13,170,620	$132	167,999,126	$1,680	$4,039,656	$(18,121)	$(2,945,747)	$(59)	$(14,022)	$(1,140)	$1,062,379

Issuance of shares net of offering expenses	—	—	110,425	2	228	—	—	—	—	—	230
Redemption of Preferred A stock	(11,025)	—	128,551	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(389,612)	—	—	—	(389,612)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(34)	—	—	(34)
Unrealized gain on derivative instruments	—	—	—	—	—	—	—	—	5,118	—	5,118
Transfer unrealized loss on securities held for sale to realized loss	—	—	—	—	—	—	—	—	—	1,219	1,219

Comprehensive income											(383,309)

Cash dividends	—	—	—	—	—	—	(29,227)	—	—	—	(29,227)
Stock dividends	1,263,556	12	—	—	126,343	—	(126,355)	—	—	—	—

Balance as of December 31, 2003	14,423,151	$144	168,238,102	$1,682	$4,166,227	$(18,121)	$(3,490,941)	$(93)	$(8,904)	$79	$650,073

Issuance of shares net of offering expenses	—	—	3,382,064	34	4,560	—	—	—	—	—	4,594
Redemption of Preferred A stock	(230)	—	2,711	—	—	—	—	—	—	—	—
Retirement of former executive shares	—	—	(235,959)	(2)	(11,264)	11,266	—	—	—	—	—
Net loss (restated)	—	—	—	—	—	—	(512,916)	—	—	—	(512,916)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(12)	—	—	(12)
Unrealized gain on derivative instruments	—	—	—	—	—	—	—	—	3,265	—	3,265
Unrealized gain on securities held for sale	—	—	—	—	—	—	—	—	—	105	105

Comprehensive income (restated)											(509,558)

Cash dividends	—	—	—		—	—	(29,222)	—	—	—	(29,222)
Stock dividends	1,389,358	14	—		138,922	—	(138,936)	—	—	—	—

Balance as of December 31, 2004 (restated)	15,812,279	$158	171,386,918	$1,714	$4,298,445	$(6,855)	$(4,172,015)	$(105)	$(5,639)	$184	$115,887

The accompanying notes are an integral part of these consolidated financial statements.

WYNDHAM INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2004	2003	2002
	(Restated)
Cash flows from operating activities:
Net loss	$(512,916)	$(389,612)	$(522,426)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	159,049	225,713	288,150
Amortization of deferred compensation	2,753	2,480	3,363
Amortization of deferred loan costs	26,304	31,247	25,522
(Gain) loss on sale of assets	(40,831)	(4,552)	6,641
Impairment loss on assets	426,034	165,403	38,013
Write-off of intangible assets	(202)	156,377	6,445
Write-off of deferred acquisition costs	1,585	335	2,574
Provision for bad debt expense	885	6,453	6,539
(Gain) loss on derivative financial instruments	(42,482)	(26,970)	43,182
Equity in earnings of unconsolidated subsidiaries	(2,183)	(2,486)	(1,039)
Minority interest in consolidated subsidiaries	9,920	3,040	955
Deferred income taxes	(9,139)	(120,505)	(143,581)
Cumulative effect of change in accounting principle	—	—	324,102
Changes in assets and liabilities:
Accounts receivable	4,589	24,587	18,225
Prepaid expenses and other assets	4,361	1,220	7,291
Deferred income	(186)	818	787
Accounts payable and accrued expenses	17,904	(10,939)	(28,235)

Net cash provided by operating activities	45,445	62,609	76,508

Cash flows from investing activities:
Acquisition of hotel properties and related working capital assets, net of cash acquired	—	(19,993)	—
Improvements and additions to hotel properties	(92,139)	(59,591)	(79,916)
Proceeds from sale of assets	628,208	223,760	555,604
Acquisition of management contracts	(951)	(3,793)	(497)
Acquisition of intangible asset	(4,500)	—	—
Change in restricted cash accounts	64,020	6,295	(57,907)
Change in other assets	(6,500)	(90)	—
Collection on other notes receivable	698	522	6,603
Advances on other notes receivable	(47)	(8,424)	(2,518)
Deferred acquisition costs	(1,799)	(2,136)	(1,252)
Investment in unconsolidated subsidiaries	(1,432)	(3)	(361)
Distributions from unconsolidated subsidiaries	—	650	5,936

Net cash provided by investing activities	585,558	137,197	425,692

Cash flows from financing activities:
Borrowings under line of credit facility and other debt	90,000	554,500	82,000
Repayments of borrowings under credit facility and other debt	(750,261)	(700,244)	(689,090)
Payment of deferred loan costs	(2,610)	(27,891)	(15,743)
Contributions received from minority interest in consolidated subsidiaries	—	—	1,601
Distribution made to minority interest in other partnerships	(6,443)	(899)	(9,667)
Other, net	12	(67)	(73)

Net cash used in financing activities	(669,302)	(174,601)	(630,972)

Effect of exchange rate on cash and cash equivalents	196	(3)	309

Net (decrease) increase in cash and cash equivalents	(38,103)	25,202	(128,463)
Cash and cash equivalents at beginning of year	62,441	37,239	165,702

Cash and cash equivalents at end of year	$24,338	$62,441	$37,239

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$176,774	$169,615	$216,981

Cash paid during the year for income taxes, net of refunds received	$3,864	$6,623	$14,462

See Note 16 for additional supplemental disclosure of cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

1. Organization:

Wyndham International, Inc. (together with its consolidated subsidiaries, “we,” “us,” “Wyndham”, or the “Company”) is a fully integrated and multi-branded hotel enterprise that operates primarily in the upper upscale and luxury segments. As of December 31, 2004, we owned interests in 55 hotels with over 18,400 guestrooms and leased 5 hotels from third parties with over 900 guestrooms. In addition, we managed 42 hotels for third party owners with over 11,100 guestrooms, franchised 48 hotels with over 9,900 guestrooms and had a strategic alliance with a third party for 6 hotels with over 1,900 rooms.

Wyndham as currently constituted, was formed through the June 30, 1999 restructuring and reorganization of Patriot American Hospitality, Inc. (collectively with its subsidiaries, “Patriot”) and Wyndham International, Inc. (collectively with its subsidiaries, “Old Wyndham”). Prior to June 30, 1999, the shares of common stock of Patriot were paired and traded together with the shares of Old Wyndham, on a one for one basis, as a single unit pursuant to a stock pairing arrangement, and were referred to as paired shares.

2a. Summary of Significant Accounting Policies:

Principles of Consolidation—The consolidated financial statements include the accounts of Wyndham, our wholly-owned subsidiaries, and the partnerships, corporations and limited liability companies in which we own a controlling interest, after the elimination of all significant intercompany accounts and transactions.

Partnerships, Corporations and Limited Liability Companies—In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46R”) which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We adopted FIN 46R as of January 1, 2004.

Critical Accounting Policies and Estimates—The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to: impairment of assets; assets held for sale; bad debts; income taxes; insurance reserves; derivatives; and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

We periodically review the carrying value of our assets, including intangible assets, to determine if events and circumstances exist indicating that assets might be impaired. If facts and circumstances support this possibility of impairment, management will prepare undiscounted and discounted cash flow projections, which require judgments that are both subjective and complex.

Our management uses its judgment in projecting which assets we will sell within the next twelve months. These judgments are based on management’s knowledge of the current market and the status of current negotiations with third parties. If assets are expected to be sold within 12 months, they are reclassified as assets held for sale on the balance sheet.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

We have reserves for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. Although we believe that the positions taken on previously filed tax returns are reasonable, we nevertheless have established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken by us resulting in additional liabilities for taxes and interest. The tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional or reduced exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue.

We maintain a paid loss deductible insurance plan for commercial general liability, automobile liability and workers’ compensation loss exposures related to the hotel operations. The primary loss deductible retention limit is currently $1,000 per occurrence for general liability, $250 per occurrence for automobile liability and $500 per occurrence for workers’ compensation loss, in most jurisdictions. The estimates of the ultimate liability for losses and associated expenses are based upon a third party actuarial analysis and projection of actual historical development trends of loss frequency, severity and incurred but not reported claims as well as traditional issues that affect loss cost such as medical and statutory benefit inflation. In addition, the actuarial analysis compares our trends against general insurance industry development trends to develop an estimate of ultimate costs within the deductible retention. Large claims or incidents that could potentially involve material amounts are also monitored closely on a case-by-case basis. As of December 31, 2004, our balance sheet included an estimated liability with respect to this self-insurance program of $29,656.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements. During the year ended December 31, 2004, such derivatives were used to hedge the variable cash flows associated with a portion of our variable-rate debt. As of December 31, 2004, we did not have any derivatives designated as fair value hedges. Additionally, we do not use derivatives for trading or speculative purposes. We use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date to determine the fair value of the derivative instruments. For the majority of financial instruments including most derivatives, standard market conventions and techniques such as discounted cash flow analyses, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. Future cash inflows or outflows from the derivative instruments depend upon future borrowing rates. If assumptions about future borrowing rates prove to be materially incorrect, the recorded value of these agreements could also prove to be materially incorrect. Because we use the derivative instruments to reduce our exposure to increases in variable interest rates, thus effectively fixing a portion of our variable interest rates, the impact of changes in future borrowing rates could result in interest expense being either higher or lower than might otherwise have been incurred on the variable-rate borrowings had the rates not been fixed. A reduction in interest rates could result in a competitive advantage for companies in a position to take advantage of a lower cost of capital.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

We are defendants in lawsuits that arise out of, and are incidental to, the conduct of our business. Management uses judgment, with the aid of legal counsel, to record accruals for losses that we consider to be probable and that can be reasonably estimated, as a result of any pending actions against us.

Investment in Real Estate and Related Improvements

The hotel properties are stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives of the assets of 35 to 40 years for the hotel buildings and improvements and 3 to 7 years for furniture, fixtures and equipment. These estimated useful lives are based on management’s knowledge of the properties and the industry in general.

Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Upon the sale or disposition of a fixed asset, the asset and the related accumulated depreciation are removed from the accounts and the gain or loss is included in operations.

Interest associated with borrowings used to finance substantial hotel renovations is capitalized and amortized over the estimated useful life of the assets. No interest was capitalized in 2004, 2003 and 2002, as there were no substantial hotel renovations.

We periodically review the carrying value of each property to determine if events and circumstances exist indicating that the assets might be impaired. If facts or circumstances support the possibility of impairment, we will prepare projections of undiscounted cash flows, without interest charges, of the specific property, to determine if the amounts estimated to be generated by those assets are less than the carrying amounts of those assets. If impairment is indicated, an adjustment will be made to the carrying amount based on the difference between the fair value and the carrying amount of the asset. When we identify an asset held for sale, we estimate the net selling price of such asset. If the net selling price of the asset is less than the carrying amount of the asset, a reserve for loss is established. Depreciation is no longer recorded once we identify an asset as held for sale. Net selling price is estimated as the amount at which the asset could be bought or sold (fair value) less costs to sell. Fair value is determined at prevailing market conditions, appraisals or current estimated net sales proceeds from pending offers, if appropriate. We recorded impairment of $426,034, $165,403 and $38,013 for the years ended December 31, 2004, 2003 and 2002, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash is comprised of furniture, fixture and equipment reserves, tax and insurance escrows, derivative collateral, deferred maintenance reserves and ground rent reserves.

Inventories

Inventories consist of food, beverages, china, linen, glassware and silverware and are stated at cost, which approximates market.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Investment in Unconsolidated Subsidiaries

Our investment in unconsolidated subsidiaries includes investments in five entities ranging from approximately 1% to 50%. Investments in partnerships and joint ventures are accounted for using the equity method of accounting when we have a 20% or more ownership interest or exercise significant influence over the venture. If our ownership is less than 20% and we do not exercise significant influence, the investment is accounted for under the cost method.

We review our investment in unconsolidated subsidiaries periodically for other than temporary declines in market value. For any decline that is considered other than temporary, we record an impairment as a reduction in the carrying value of the investment. Estimated fair values are based on projections of cash flows and market capitalization rates.

Notes and Other Receivables

Notes and other receivables are carried at their estimated collectible amounts. Interest income on notes and other receivables is recognized as earned. Receivables are periodically evaluated for collectibility based on adequacy of collateral and/or creditworthiness of borrower. Impairments are recorded as necessary.

Intangibles

Goodwill was recognized in connection with the acquisition of certain businesses and was amortized utilizing the straight-line method over a period of 10 to 40 years. However, on January 1, 2002, we completed the two-step process prescribed by Statement of Financial Accounting Standard (“SFAS”) 142 “Goodwill and Other Intangible Assets” for (1) testing for impairment and (2) determining the amount of impairment loss related to goodwill associated with the reporting unit. Accordingly, in January 2002, we recorded an impairment charge of $324,102 as a cumulative effect of a change in accounting principle. In connection with the adoption of SFAS 142, we did not record $12,136 of amortization in 2002, and will not be recording $12,136 of amortization annually going forward. Upon implementation of SFAS 142, we identified finite lived intangible assets related to our trade names and determined that there was no indication of impairment on these finite lived intangible assets.

The costs associated with the acquisition of management contracts and trade names have been recorded as deferred costs. Amortization of management contracts is computed using the straight-line method over the term of the related management agreements. No charges were recognized in 2004 for the remaining unamortized cost of management contracts lost. During 2003 and 2002, we recognized charges for the remaining unamortized cost of management contracts lost of $1,946 and $6,445, respectively. Amortization of trade names costs is computed using the straight-line method over the estimated useful life of 20 years.

The costs associated with the acquisition of leaseholds for hotel properties leased from third party owners have been recorded as deferred costs. Leasehold costs are amortized using the straight-line method over the terms of the related leasehold agreement. During 2003, we recognized a charge for the remaining unamortized cost of leasehold contracts lost of $153,909.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Our intangible assets are as follows:

	As of December 31, 2004		As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Management contract costs	$11,954	$(7,128)	$99,218	$(20,204)

Leasehold costs	6,723	(186)	604	(32)

Trade name costs	121,851	(42,739)	123,866	(37,123)

Total amortized intangible assets	$140,528	$(50,053)	$223,688	$(57,359)

Unamortized intangible assets
Goodwill	$391		$391
Trade name costs	4,500		—

Total unamortized intangible assets	$4,891		$391

The aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002 was $12,902 $16,523 and $23,160, respectively.

The estimated amortization expense for the following five years is as follows:

2005	$9,362
2006	$9,396
2007	$8,647
2008	$8,578
2009	$8,376

We review the carrying value of our intangible assets with finite lives including management contracts and leasehold costs whenever events or changes in circumstances arise that indicate the carrying amount of the asset may not be recoverable. If circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future cash outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we recognize an impairment loss as the amount by which the carrying amount of the asset exceeds its fair value. In addition, we periodically evaluate the remaining useful lives of our intangible assets to determine whether events or circumstances indicate that a revision of the remaining amortization period is warranted.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Deferred Expenses

Deferred expenses consist of the following:

	December 31,
	2004	2003
Deferred loan costs	$80,500	$118,991
Franchise fees	566	865
Other	2,860	3,169

	83,926	123,025
Less: accumulated amortization	(62,123)	(73,758)

	$21,803	$49,267

Deferred loan costs are amortized to interest expense on a straight-line basis (which approximates the interest method) over the terms of the related loans, which range from one to ten years. Franchise costs are amortized using the straight-line method over the terms of the related franchise agreements.

Income Taxes

We record our provision for income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. Under the liability method of SFAS 109, deferred taxes are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years the differences are expected to reverse (see Note 12).

Minority Interest in the Operating Partnerships

Minority interest in the Operating Partnerships (“OP”) includes adjustments for the minority partners’ share of the net income (loss) as defined by the partnership agreement and certain other adjustments for the issuance or redemption of OP units.

Minority Interest in Other Consolidated Subsidiaries

We have entered into a number of joint ventures in which a third party owns a minority interest. For financial reporting purposes, the financial position and results of operations for each joint venture are included in our consolidated financial statements. In addition, the Wyndham Anatole is included in our consolidated financial statements pursuant to FIN 46R.

Earnings (Loss) per Share

Earnings per share disclosures for all periods presented have been calculated in accordance with requirements of SFAS 128, “Earnings per Share”. We compute basic earnings per share based upon the weighted average number of shares of common stock outstanding during the period presented. We include shares of common stock granted to our officers and employees in the computation only after the shares become fully vested. We compute diluted earnings per share based upon the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods presented. The diluted earnings per share computations include the dilutive impact of options to purchase common stock which were outstanding during the period calculated by the “treasury stock” method, unvested stock grants and other restricted awards to officers and employees and convertible preferred shares (see Note 7).

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Stock Compensation

We account for our stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and we intend to continue to do so until we are required to expense stock-based employee compensation in compliance with the requirements of SFAS 123R, “Share-Based Payment”, which becomes effective for us in the third quarter of 2005. At December 31, 2004, no stock-based employee compensation cost has been charged to earnings for options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for our stock option-based compensation plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method pursuant to SFAS 123, “Accounting for Stock-Based Compensation”, our net loss and loss per common share would have increased to the pro forma amounts indicated below:

	December 31,
	2004	2003	2002
	(Restated)
Net loss attributable to common shareholders, as reported	$(681,074)	$(545,195)	$(666,643)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(704)	(355)	(525)

Pro forma net loss attributable to common shareholders	$(681,778)	$(545,550)	$(667,168)

Earnings per share:
Basic and diluted loss per common share—as reported	$(4.03)	$(3.24)	$(3.97)
Basic and diluted loss per common share—pro forma	$(4.03)	$(3.24)	$(3.98)

Revenue Recognition

We primarily own, operate, manage and franchise hotel properties. Revenue is generally recognized when rooms are occupied and as services are performed. Hotel revenue consists primarily of room rentals, food and beverage sales and other activities from owned and leased hotels. Management and service fees primarily represent management and franchise fees earned from third-party owned hotels we manage. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability. We recognize base fees as revenue when earned in accordance with the terms of the contract. Incentive fees are not recognized until the end of the year based on the hotel’s annual profitability. Franchise fees represent fees in connection with the franchise of our brand from third-party owners. We recognize franchise fee revenue in accordance with SFAS 45, “Accounting for Franchise Fee Revenue.” Initial franchise fees are recognized when substantially all of the initial services or conditions relating to the franchise contract have been performed or satisfied. Continuing franchise fees are recognized as the fees are earned and become receivable from the franchise. Payments received in advance of revenue being earned under the franchise agreements are deferred and classified in accrued expenses.

Foreign Currency Translation

Financial statements of foreign subsidiaries not maintained using U.S. dollars are remeasured into the U.S. dollar functional currency for consolidation and reporting purposes. Assets and liabilities of non-U.S. operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of non-U.S. operations are translated at the weighted average exchange rate during the year. Resulting translation adjustments are reflected in shareholders’ equity. Realized foreign currency gains and losses are included in results of operations.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Advertising Costs

We participate in various advertising and marketing programs. Production costs of commercials are charged to operations in the period during which the commercial is first aired. The costs of other advertising, promotion and marketing programs are expensed in the period incurred. We have recognized advertising expenses of $27,094, $28,995 and $37,201 for 2004, 2003 and 2002, respectively.

Self Insurance

We are self-insured for various levels of general liability, automobile liability, workers’ compensation and employee medical coverage up to certain levels. Accrued expenses include the estimated cost from unpaid incurred claims of $29,656 and $26,617 at December 31, 2004 and 2003, respectively. We base our accrual on a range of estimates of unpaid incurred claims provided by a third party actuary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations

We currently invest primarily in hotel properties. The hotel industry is highly competitive and our hotel investments are subject to competition from other hotels for guests. Each of our hotels competes for guests primarily with other similar hotels in its immediate vicinity and other similar hotels in its geographic market. We believe that brand recognition, location, quality of the hotel, services provided and price are the principal competitive factors affecting our hotel investments.

Our financial instrument exposure to concentration of credit risk consists primarily of cash and cash equivalents. Our funds are deposited with high-credit-quality financial institutions and at times, these funds may be in excess of the federal depository insurance limit.

Fair Value of Financial Instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2004 and 2003. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Management estimates the fair values of (i) accounts receivable, accounts payable and accrued expenses approximate the carrying value due to the relatively short maturity of these instruments; (ii) the notes receivable approximate carrying value based upon effective borrowing rates for issuance of debt with similar terms and remaining maturities; and (iii) the borrowings under the revolving credit facility, term loan and various other mortgage notes approximate carrying value because these borrowings accrue interest at floating interest rates based on market. We estimate the fair value of our fixed rate debt generally using discounted cash flow analysis based on our current borrowing rates for debt with similar maturities. The estimated fair value of the fixed rate debt at December 31, 2004 was approximately $264,197 compared to a book value of $263,581.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Accounting for Derivative Instruments and Hedging Activities

We account for our derivative instruments in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138.

On the date we enter into a derivative contract, we designate the derivative as a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow hedge”). Currently, we have only entered into derivative contracts designated as cash flow hedges. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of non-hedging instruments are reported in current-period earnings.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. We also formally assess (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

We discontinue hedge accounting prospectively when (1) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

Seasonality

The hotel industry is seasonal in nature; however, the periods during which our hotel properties experience higher revenues vary from property to property and depend predominantly on the property’s location. Our revenues typically have been higher in the first and second quarters than in the third and fourth quarters.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Recent Pronouncements

In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities” to provide guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non-controlling interest, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds a variable interest in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46R also requires additional disclosure by primary beneficiaries and other significant variable interest holders. The disclosure provisions of FIN 46R became effective upon issuance. The consolidation requirements of FIN 46R apply immediately to VIE’s created after January 31, 2003 and in the first fiscal year or interim period ending after March 15, 2004 to existing VIE’s. We adopted FIN 46R during the first quarter ended March 31, 2004. We believe that our interest in one management contract (Wyndham Anatole) is a VIE where we are the primary beneficiary, which requires consolidation under FIN 46R as of January 1, 2004. In the unlikely event that we terminate the management contract and all of the underlying assets related to this contract had no value, we estimate that the maximum exposure to loss would approximate $88,852, primarily representing the net carrying value at December 31, 2004 of our investment in the management contract and the two previously issued notes receivable. See Note 4 to the Consolidated Financial Statements for the condensed financial information of the Wyndham Anatole as of December 31, 2004.

On December 22, 2004, we formed a joint venture with Lehman Brothers Real Estate Partners (“LBREP”) to expand and develop Summerfield Suites by Wyndham™, Wyndham’s upscale, extended-stay brand. The transaction included the sale of six Summerfield Suites by Wyndham™ and the sale of an equity interest in the entity that owns our Summerfield brand to LBREP. Under the terms of the joint venture agreement with LBREP, we initially hold a 66.67% ownership interest in the joint venture however, we have 50% voting rights. In addition, LBREP has a priority return. Therefore, in accordance with FIN 46R, our joint venture with LBREP is also included in our consolidated financial statements at December 31, 2004.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. For calendar-year-end companies, SFAS 150 became effective at the beginning of their third quarters. SFAS 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS 150 went into effect at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity. For contracts that were created or modified before May 31, 2003 and still exist at the beginning of the first interim period beginning after June 15, 2003, entities should record the transition to SFAS 150 by reporting the cumulative effect of a change in an accounting principle. SFAS 150 prohibits entities from restating financial statements for earlier years presented. On October 29, 2003, the FASB deferred the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. Those provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on a parent company’s financial statement in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB’s Liabilities and Equity project or Phase II of the FASB’s Business Combinations Project. However, the FASB did not defer the disclosure provisions relating to mandatorily redeemable noncontrolling interests. Therefore, in accordance with SFAS 150, if we liquidate the consolidated subsidiaries in which there exists a minority interest, we would be required to pay approximately $22,646 in cash. Such amount is lower than the carrying amount of the minority interest in consolidated subsidiaries by $1,390.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

In December 2004, the FASB issued SFAS 123R, “Shared-Based Payment”. SFAS 123R requires companies to expense the fair value of employee stock options and similar share-based payment awards. Under SFAS 123R, share-based payment awards are expensed based on the fair value of the awards on their grant dates and the estimated number of awards that are expected to vest. The fair values of the share-based payment awards are estimated using an option-pricing model that appropriately reflects a company’s specific circumstances and the economics of the company’s share-based payment transactions. Compensation expense for share-based payment awards, along with the related tax effects, is recognized as the awards vest. SFAS 123R also requires the tax benefit associated with these share-based payment awards be classified as financing activities in the statement of cash flow rather than operating activities as currently permitted. Public companies with calendar year-ends will be required to adopt SFAS 123R in the third quarter of 2005. The provisions of SFAS 123R apply to all outstanding and unvested share-based payment awards at the company’s adoption date. SFAS 123R offers alternative transition methods of adopting this final rule. At the present time, we have not determined which alternative method we will use.

Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation with no effect on previously reported amounts of income or retained earnings.

2b. Restatement

The Company restated its consolidated financial statements as of and for the year ended December 31, 2004. In addition, the Company restated its quarterly consolidated financial statements for the fourth quarter of 2004. The restatement reflects adjustments to correct certain errors in the Company’s accounting for income taxes as well as other miscellaneous adjustments. The restatement resulted in the Company adjusting its previously reported 2004 net loss of $509,446 ($4.01 per share) to net loss of $512,916 ($4.03 per share). The nature and impact of these adjustments are described below.

Income Taxes

During the quarter ended March 31, 2005, as the Company was continuing to remediate internal controls over income tax accounting previously disclosed in its December 31, 2004 Annual Report on Form 10K, the Company identified an additional income tax charge of $1,678 related to 2004. The charge increased the other accrued expenses liability, increased the accumulated deficit in shareholders’ equity and decreased total shareholders’ equity by $1,678. The charge increased the income tax provision thus resulting in increased loss from continuing operations and net loss by $1,678 ($(0.01) per share).

Other Adjustments

Other accounting adjustments relate primarily to accruals of unbilled legal and consulting fees aggregating $1,792 previously identified but deemed immaterial and recorded in a subsequent period. The impact of these adjustments was an increase in net loss of $1,792 ($(0.01) per share) in 2004.

All previously reported amounts affected by the restatement that appear elsewhere in these notes to the consolidated financial statements have also been restated.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

The following table reflects the effects of the restatement on the 2004 Consolidated Balance Sheet (in thousands):

	AS PREVIOUSLY REPORTED	RESTATED
ASSETS
Current assets:
Cash and cash equivalents	$24,338	$24,338
Restricted cash	77,812	77,812
Accounts receivable, net of allowance for doubtful accounts of $4,115 in 2004	70,438	70,129
Inventories	12,818	12,818
Prepaid expenses and other assets	10,389	10,389
Assets held for sale, net of accumulated depreciation of $178,085 in 2004	361,504	361,504

Total current assets	557,299	556,990

Investment in real estate and related improvements, net of accumulated depreciation of $576,686 in 2004	2,032,965	2,032,965
Investment in unconsolidated subsidiaries	51,149	51,149
Notes and other receivables	24,366	23,686
Management contract costs, net of accumulated amortization $7,128 in 2004	4,826	4,826
Leasehold costs, net of accumulated amortization of $186 in 2004	6,537	6,537
Trade names, net of accumulated amortization of $42,739 in 2004	83,612	83,612
Deferred income taxes	—	—
Deferred acquisition costs	4,335	4,335
Deferred expenses, net of accumulated amortization of $62,123 in 2004	21,803	21,803
Other assets	4,586	4,586

Total assets	$2,791,478	$2,790,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$17,186	$17,891
Accrued payroll costs	49,928	49,138
Dividends payable	102,322	102,322
Accrued insurance and property taxes	41,884	41,884
Other accrued expenses	91,928	94,494
Advance deposits	36,637	36,637
Borrowings associated with assets held for sale	114,251	114,251
Current portion of borrowings under credit facility, term loans, mortgage notes and capital lease obligations	685,145	685,145

Total current liabilities	1,139,281	1,141,762

Borrowings under credit facility, term loans, mortgage notes and capital lease obligations	1,398,090	1,398,090
Derivative financial instruments	8,637	8,637
Income taxes payable	33,107	33,107
Deferred income	9,446	9,446
Minority interest in the Operating Partnerships	20,559	20,559
Minority interest in other consolidated subsidiaries	63,001	63,001
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.01 par value; authorized: 150,000,000 shares; shares issued and outstanding: 15,812,279 in 2004	158	158
Common stock, $0.01 par value; authorized: 750,000,000 shares; shares issued and outstanding: 171,386,918 in 2004	1,714	1,714
Additional paid in capital	4,298,445	4,298,445
Receivables from shareholders and affiliates	(6,855)	(6,855)
Accumulated other comprehensive income	(5,560)	(5,560)
Accumulated deficit	(4,168,545)	(4,172,015)

Total shareholders’ equity	119,357	115,887

Total liabilities and shareholders’ equity	$2,791,478	$2,790,489

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

The following table reflects the effects of the restatement on the 2004 Consolidated Statement of Operations (in thousands, except per share amounts):

	AS PREVIOUSLY REPORTED	RESTATED
Revenues:
Room revenues	$491,564	$491,564
Food and beverage revenues	301,246	301,246
Other hotel revenues	150,979	150,979

Total hotel revenues	943,789	943,789
Management fee and service fee income	18,084	18,084
Interest and other income	3,641	3,641

Total revenues	965,514	965,514

Expenses:
Room expenses	118,366	118,366
Food and beverage expenses	198,750	198,750
Other hotel expenses	377,732	377,732

Total hotel expenses	694,848	694,848
General and administrative	85,958	87,441
Bond offering cancellation costs	—	—
Interest expense	192,281	192,281
Management, leasehold and license agreement costs	4,667	4,667
Loss (gain) on sale of assets	—	—
Loss on derivative financial instruments	4,983	4,983
Depreciation and amortization	100,834	100,834

Total expenses	1,083,571	1,085,054

Operating loss from continuing operations	(118,057)	(119,540)
Equity in earnings of unconsolidated subsidiaries	2,183	2,183

Loss from continuing operations before income taxes and minority interests	(115,874)	(117,357)
Income tax benefit	1,535	(143)

Loss from continuing operations before minority interests	(114,339)	(117,500)
Minority interest in consolidated subsidiaries	(9,589)	(9,589)

Loss from continuing operations	(123,928)	(127,089)
Discontinued operations:
Loss from operations of discontinued hotels	(315)	(624)
Impairment loss	(426,034)	(426,034)
HPT leasehold termination	—	—
Gain (loss) on sale of assets	40,831	40,831

Loss from discontinued operations before income taxes	(385,518)	(385,827)
Income tax benefit from discontinued operations	—	—

Loss from discontinued operations	(385,518)	(385,827)

Loss before accounting change	(509,446)	(512,916)
Cumulative effect of change in accounting principle, net of taxes	—	—

Net loss	$(509,446)	$(512,916)

Net loss attributable to common shareholders:
Net loss	$(509,446)	$(512,916)
Preferred stock dividends	(168,158)	(168,158)

Net loss attributable to common shareholders	$(677,604)	$(681,074)

Basic and diluted loss per common share:
Loss from continuing operations	$(1.73)	$(1.75)
Loss from discontinued operations, net of taxes	(2.28)	(2.28)
Cumulative effect of change in accounting principle, net of taxes	—	—

Net loss per common share	$(4.01)	$(4.03)

The impact of the above adjustments on the Consolidated Statement of Cash Flows is not presented as it is immaterial and the net cash provided by operating activities remained unchanged.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

3. Investment in Real Estate and Related Improvements and Assets Held for Sale:

Investment in real estate and related improvements and assets held for sale consists of the following:

	December 31, 2004			December 31, 2003
	Investment in Real Estate Held for Use	Assets Held for Sale	Total	Investment in Real Estate Held for Use	Assets Held for Sale	Total
Land	$208,261	$58,317	$266,578	$288,106	$38,521	$326,627
Land held for development	19,927	—	19,927	28,647	—	28,647
Buildings and improvements	1,931,199	458,209	2,389,408	2,867,596	252,538	3,120,134
Furniture, fixtures and equipment	423,497	92,815	516,312	641,294	77,777	719,071
Renovations in progress	26,767	2,561	29,328	14,944	767	15,711

	2,609,651	611,902	3,221,553	3,840,587	369,603	4,210,190
Less: impairment	—	(72,313)	(72,313)	—	(11,405)	(11,405)
Less: accumulated depreciation	(576,686)	(178,085)	(754,771)	(901,779)	(119,868)	(1,021,647)

	$2,032,965	$361,504	$2,394,469	$2,938,808	$238,330	$3,177,138

We classify certain assets as held for sale based on having the authority and intent of entering into commitments for sale transactions expected to close in the next twelve months. At December 31, 2004, certain assets were classified as held for sale. At December 31, 2004 and 2003, the impairment for assets held for sale totaled $72,313 and $11,405, respectively. The assets held for sale had income from operations of $42,413 and $8,824 for the years ended December 31, 2004 and 2003, respectively, net of amounts owned by third party limited partners.

We continue to evaluate the assets in our total portfolio and to pursue an orderly disposition of our held for sale assets. There can be no assurance if or when sales will be completed or whether such sales will be completed on terms that will enable us to realize the full carrying value of such assets.

Asset Sales

During the year ended December 31, 2004, we sold our investments in 39 hotels and certain undeveloped land in separate transactions. We received net cash proceeds of approximately $308,676, after the repayment of mortgage debt of approximately $313,248. We recorded a net gain of $40,831 as a result of these asset sales. Also, we used $297,407 of the net cash proceeds to pay down a portion of the senior credit facility and increasing rate loan facility, and we retained the rest of the net cash proceeds in accordance with the terms of the senior credit facilities.

During the year ended December 31, 2003, we sold our investments in eighteen hotels, certain undeveloped land and a golf venture in separate transactions. We received net cash proceeds of approximately $107,386, after the repayment of mortgage debt of approximately $114,878. We recorded a net gain of $4,552 as a result of these asset sales. Also, we used $68,282 of the net cash proceeds to pay down a portion of the senior credit facility and increasing rate loan facility, and we retained the rest of the net cash proceeds in accordance with the terms of the senior credit facilities.

During the year ended December 31, 2003, leases on 27 hotel properties (15 Summerfield Suites® by Wyndham and 12 Wyndham Hotels and Wyndham Garden Hotels) operated by two subsidiaries of Wyndham were terminated by Hospitality Properties Trust (“HPT”). HPT subsequently rebranded these hotel properties to third-party brands.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

During 2002, we sold seven hotels and an investment in a restaurant venture, in separate transactions, for aggregate net cash proceeds of approximately $60,125, after repayment of approximately $65,659 of mortgage debt. In addition, we sold thirteen hotels in a single transaction for net cash proceeds of approximately $202,467 after repayment of approximately $224,113 of mortgage debt. As a result of asset sales, we recorded a net loss of $3,699. Also, we used $166,254 of the net cash proceeds from the asset sales to pay down a portion of our senior credit facility and increasing rate loan facility and placed $36,141 in escrow under the terms of the senior credit facility for future application to payments on our existing mortgage indebtedness. As of December 31, 2004, all of the escrowed cash proceeds have been applied in payment of existing mortgage indebtedness.

Interstate

During 2000, Wyndham agreed to the redemption of its aggregate 55% non-voting economic interest (the “Wyndham Interest”) in Interstate Hotels, LLC (“IH LLC”), a principal operating subsidiary of Interstate Hotel Company (“IHC”). IH LLC transferred to us a management agreement for one hotel owned by us and amended management agreements with respect to six other hotels owned by us to reduce the management fees and to permit termination by the owner upon 30 days notice. In addition, IH LLC redeemed approximately 9% of the Wyndham Interest and substantially all of the remainder was converted into a preferred membership interest in IH LLC. As additional consideration for the redemption and conversion of the Wyndham Interest, we caused our representative on IHC’s Board of Directors to resign and relinquished our right to appoint a member to IHC’s Board of Directors in the future. In addition, we granted IHC an option exercisable within 90 days of October 20, 2000, to acquire all of IHC’s stock we owned at a weighted average trading price per share, provided that the purchase price not be less than $3.00 per share nor more than $4.00 per share. On December 3, 2000, the common stock was acquired for approximately $597. On July 12, 2001, IH LLC, pursuant to a redemption agreement, called for the redemption of our preferred interest in IH LLC. In consideration for the redemption, we received $8,250 in cash and two promissory notes in the amounts of $750 and $3,682, respectively. The notes were repaid in May 2002 and June 2002, respectively, by IHC. We recorded a gain of $2,003, net of previously recorded impairment of $16,499. The portion of the Wyndham Interest that was not converted into a preferred membership interest will remain outstanding. Thereafter, at any time on or after July 1, 2004, both IH LLC and Wyndham had the right to require that IH LLC redeem the remaining 1% non-controlling common interest at an amount that is the lesser of (a) the product of (i) five times IH LLC’s EBITDA as of December 31, 2003 and (ii) the percentage of total equity interest in IH LLC which is represented by the remaining 1% non-controlling common interest, or (b) approximately $433. The redemption of the remaining 1% non-controlling common interest under the agreement occurred in November 2004.

4. Investment in Wyndham Anatole:

We adopted FIN 46R as of January 1, 2004. Pursuant to the adoption of FIN 46R, we evaluated our joint ventures, management and franchise contracts to determine whether any agreements qualify as a VIE and whether, as such, we meet the criteria of a primary beneficiary. We identified the Wyndham Anatole as a VIE due to the management contract and Wyndham was identified as the primary beneficiary. Therefore, the Wyndham Anatole has been included in our consolidated financial statements. The Wyndham Anatole management contract has the following provisions:

•	Wyndham will secure a letter of credit in the amount of $21,000 which can be drawn by the owner if net operating income (“NOI”) generated by the hotel is insufficient to pay the primary debt service and first portion of the owner’s priority return. This letter of credit will be renewed annually, but if there are any amounts drawn against the letter of credit, only the remaining balance will be renewed.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

•	NOI will be distributed as follows:

•	First, to the payment of debt service on the hotel’s first mortgage;

•	Second, to pay a preferred return to the owner (the amounts due under the debt service and owner return shall not exceed $28,000);

•	Third, to the payment of current and accrued interest on the Wyndham loans;

•	Fourth, to pay Wyndham a base management fee in an amount equal to 2% of gross revenues;

•	Fifth, to pay any owner accrued amount (as defined in the management agreement);

•	Sixth, to pay Wyndham an incentive management fee equal to 40% of NOI; and,

•	Seventh, any remaining NOI shall be distributed 50% to the owner and 50% to Wyndham.

•	If the hotel is sold during the 11th to 20th year of the contract, the sales proceeds (after the payment of closing costs and expenses) will be distributed as follows:

•	First, $330,000 would be paid to the hotel’s lender to satisfy the repayment of mortgage debt and as a priority return to the owner;

•	Second, to the payment of accrued and unpaid interest on, and the principal of, the Wyndham loans;

•	Third, to the payment of any unpaid owner accrued amount;

•	Fourth, to the payment to Wyndham of the unamortized portion of 50% of $67,000 (the amount paid to the owner at the inception of the agreement); and,

•	Fifth, 50% to the owner and 50% to Wyndham.

The Wyndham Anatole management contract met the FIN 46R criteria for consolidation into our financial statements due to the requirement that we reimburse the owner for any shortfall in the payment of mortgage debt and the owner’s preferred return prior to payment of management fees. This reimbursement is limited to $21,000 and is backed by a letter of credit. This $21,000 letter of credit triggers consolidation due to Wyndham being exposed to the majority of the risks of loss. As of December 31, 2004, $4,667 had been drawn against this letter of credit. Even though our risk of loss is limited solely to the $21,000, our projections indicate that there is a remote possibility that the property will not be able to generate sufficient cash flow to cover debt service during the term of the management contract and therefore the owner has no risk of loss.

We consolidated the Wyndham Anatole as of and for the twelve months ended December 31, 2004. This consolidation results in an increase of $310,172 in consolidated Wyndham assets. Our balance sheet also reflects the Wyndham Anatole mortgage debt and capital lease obligations of $168,891, even though we are not a party to nor guarantor of this debt or capital lease obligations. Our net loss does not change as a result of the consolidation of the Wyndham Anatole as profit is 100% attributable to the owner and recorded as minority interest.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Condensed financial information of the Wyndham Anatole is set forth below:

Condensed Balance Sheet

December 31, 2004
ASSETS
Cash and cash equivalents	$1,141
Restricted cash	4,785
Accounts receivable, net of allowance for doubtful accounts of $368	8,952
Investment in real estate and related improvements, net of accumulated depreciation of $32,354	293,745
Other assets	1,549

Total assets	$310,172

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	$2,198
Accrued payroll costs	3,164
Accrued insurance and property taxes	3,086
Other liabilities	3,344
Advance deposits	1,672
Intercompany items with Wyndham	88,852
Mortgage debt and capital lease obligations	168,891
Minority interest	38,965
Wyndham equity	—

Total liabilities and shareholders’ equity	$310,172

Condensed Statement of Operations:

Year Ended December 31, 2004
Revenues:
Room revenues	$42,266
Food and beverage revenues	52,568
Other hotel revenues	6,114

Total revenues	100,948
Expenses:
Room expenses	9,828
Food and beverage expenses	29,062
Other hotel expenses	31,817

Total hotel expenses	70,707
Interest expense	12,756
Depreciation and amortization	10,756

Total expenses	94,219

Income before intercompany items and minority interest	6,729
Intercompany items with Wyndham	2,854
Minority interest	(9,583)

Net income attributable to Wyndham equity	$—

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

5. Line of Credit Facility, Term Loans, Mortgage and Other Notes and Capital Lease Obligations:

Outstanding borrowings as of December 31, 2004 and 2003 under the line of credit, term loans, mortgage and other notes and capital lease obligations consist of the following:

Description	December 31, 2004	December 31, 2003	Amortization	Interest Rate	Maturity
Revolving credit facility I	$—	$4,081	None	LIBOR + 3.75%	June 30, 2004(1)
Revolving credit facility III	—	—	None	LIBOR + 4.75%	April 1, 2006(1)
Revolving credit facility IV	68,589	160,051	None	LIBOR + 5.75%	April 1, 2006(1)
Term loans I	870,794	1,051,369	(2)	LIBOR + 5.75%(3)	June 30, 2006
Term loans II	284,196	343,284	(4)	LIBOR + 5.75%	April 1, 2006
Increasing rate loans	—	15,165	None	LIBOR + 4.75%	June 30, 2004(1)
Lehman Brothers Holdings Inc. II	128,015	175,184	(5)	LIBOR + 1.8%	August 10, 2005
Lehman Brothers Holdings Inc. III	10,735	39,339	(6)	8.0%(6)	September 10, 2005
Lehman Brothers Holdings Inc. IV	266,094	397,353	(7)	7.49%(7)	July 8, 2005
Lehman Brothers Holdings Inc. (Condado)	92,740	94,369	(8)	LIBOR + 4.25%(8)	November 6, 2005
CSFB Pool	28,040	—	None	LIBOR + 1.2%	July 9, 2006(9)
Metropolitan Life Insurance	—	93,492	(10)	8.08%	October 1, 2007
Other mortgage notes payable(11)	238,926	269,885	Various	(12)	(12)
Unsecured financing	1,510	1,509	None	10.5%	May 15, 2006
Capital lease obligations	38,956	36,878
Capital lease obligations (Wyndham Anatole)	621	—
Cigna Insurance (Wyndham Anatole)	168,270	—	(13)	7.48%	August 1, 2011

	$2,197,486	$2,681,959		(14)
Less current portion:
Mortgage debt-assets held for sale	(114,251)	(118,133)
Current portion of borrowings	(685,145)	(292,661)

Long term debt	$1,398,090	$2,271,165

(1)	We entered into amendments and restatements of our senior credit facilities. The consenting lenders’ maturity dates for the revolving credit facility and the term loans II were extended to April 1, 2006. The non-consenting lenders’ debt of approximately $19,000, which was due on June 30, 2004, was repaid on May 12, 2004.
(2)	A principal payment of $5,000 is to be paid each six months until the final payment of principal, which is due on June 30, 2006.
(3)	1% of the interest rate spread is paid-in-kind and is payable at maturity.
(4)	A principal payment of 0.5% of the outstanding principal balance is to be paid each six months until the final payment of the principal, which is due on April 1, 2006.
(5)	The loan is collateralized by three hotel properties with a net book value of $185,952 as of December 31, 2004. We must make scheduled amortization payments as set forth in the loan agreement. The loan agreement provides that we can elect to extend the term of the loan for one additional twelve-month period, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(6)	The loan is collateralized by two hotel properties with a net book value of $32,745 as of December 31, 2004. We must make scheduled amortization payments as set forth in the loan agreement. The loan agreement provides that we can elect to extend the term of the loan for one additional twelve-month period, provided that there is not a default under the loan and other minor conditions are met which are within our control. As of December 31, 2004, LIBOR is below the minimum interest rate pursuant to the agreement, therefore, the rate is fixed at 8% until such time as the LIBOR rate rises above the minimum of 3%.
(7)	The loan is collateralized by 14 hotel properties with a net book value of $357,262 as of December 31, 2004. We must make scheduled amortization payments as set forth in the loan agreement. The loan agreement provides that we can elect to extend the term of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control. The interest rate is the sum of (x) the greater of (i) LIBOR or (ii) 2.5% plus (y) the then effective spread as set forth in the loan agreement. As of December 31, 2004, the spread is 4.99% and LIBOR is less than 2.5%, which results in a current interest rate of 7.49%. The interest rate is adjustable as LIBOR and the spread changes over the life of the loan. Over the life of the loan, the average spread is 5%.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

(8)	The loan is collateralized by one hotel with a net book value of $95,659 as of December 31, 2004. The interest rate has a 2% LIBOR floor. The loan agreement provides that we can elect to extend the term of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(9)	The loan is collateralized by three hotel properties with a net book value of $74,710 as of December 31, 2004. The loan agreement provides that we can elect to extend the term of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(10)	The hotels were sold on January 30, 2004 and the debt was assumed in full by the purchaser.
(11)	The loans are collateralized by six hotel properties and a parcel of land with a net book value of $525,672 as of December 31, 2004.
(12)	Interest rates range from fixed rates of 9.08% to 9.11% and variable rates of LIBOR plus 1.5% to LIBOR plus 4.5%. The mortgages have a weighted average interest rate as of December 31, 2004 of 5.85%. Maturity dates range from 2005 through 2016.
(13)	The loan is collateralized by the Anatole hotel with a net book value of $293,745 as of December 31, 2004. We are not party to nor guarantor of this loan. (See note 4 to the Consolidated Financial Statements).
(14)	The weighted average interest rate was 6.51% and 5.92% for the years ended December 31, 2004 and 2003, respectively.

Under the terms of the related loan agreements and capital lease obligations, principal amortization and balloon payment requirements at December 31, 2004 are as follows for each of the next five years:

Year	Amount
2005	$685,145	(1)
2006	1,266,893	(2)
2007	21,675
2008	7,970
2009	8,614
2010 and thereafter	207,189

	$2,197,486	(3)

(1)	We can elect to extend $540,334 ($358,834 for three additional twelve-month periods and $181,500 for one additional twelve-month period) provided that there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $144,811 related to separate loans collateralized by the Wyndham El Conquistador and the Wyndham Reach and normal principal amortization.
(2)	We can elect to extend $28,040 for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(3)	The Wyndham Anatole debt and capital leases of $168,891 are included, however, we are not a party to nor guarantor of this debt (see note 4 to the Consolidated Financial Statements).

On April 30, 2004, we extended an $18,000 mortgage secured by one hotel, after paydown of $6,300. The loan bears interest at LIBOR plus 4.5% and has a maturity date of May 1, 2006.

One June 22, 2004, we completed a $35,000 mortgage financing secured by four hotel properties. The loan, which was made by Credit Suisse First Boston Inc., bears interest at LIBOR plus 1.2% and has an initial maturity date of July 9, 2006. We may extend the maturity date of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control.

6. Derivatives:

We manage our debt portfolio by using interest rate caps and swaps to achieve an overall desired position of fixed and floating rates. The fair value of interest rate hedge contracts is estimated based on quotes from the

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

market makers of these instruments and represents the estimated amounts we would expect to receive or pay to terminate the contracts. Credit and market risk exposures are limited to the net interest differentials and counterparty risk. At December 31, 2004, the estimated fair value of the interest rate hedges represented a liability of $8,637. We estimate that the majority of the $8,637 liability at December 31, 2004 will be charged to earnings during 2005 as all of the interest rate swaps except one will mature in 2005. We have no embedded derivatives under SFAS 133, as amended, at December 31, 2004.

The following table represents the derivatives in place as of December 31, 2004:

	Notional Amount	Maturity Date	Swap Rate	Cap Rate	Floor Rate	Trigger Level	Fair Value
Type of Hedge:
Interest Rate Cap (1)	$269,396	7/9/05	n/a	4.25%	n/a	n/a	$—
Interest Rate Cap (1)	146,943	7/9/05	n/a	4.25%	n/a	n/a	—
Interest Rate Cap (1)	112	7/1/05	n/a	9.75%	n/a	n/a	—
Interest Rate Cap (1)	105,441	7/1/05	n/a	9.75%	n/a	n/a	—
Interest Rate Cap (1)	172,783	8/10/05	n/a	7.25%	n/a	n/a	—
Interest Rate Cap (1)	92,740	11/15/05	n/a	5.75%	n/a	n/a	—
Interest Rate Cap (2)	3,900	9/2/06	n/a	7.00%	n/a	n/a	—
Interest Rate Cap (2)	5,800	9/2/06	n/a	7.00%	n/a	n/a	—
Interest Rate Cap (2)	12,000	9/2/06	n/a	7.00%	n/a	n/a	—
Interest Rate Cap (2)	13,300	9/2/06	n/a	7.00%	n/a	n/a	—
Interest Rate Cap (1)	6,783	9/10/05	n/a	7.00%	n/a	n/a	—
Interest Rate Cap (1)	12,597	9/10/05	n/a	7.00%	n/a	n/a	—
Interest Rate Cap (1)	19,380	9/10/05	n/a	7.00%	n/a	n/a	—

	$861,175						$—

Interest Rate Swap (2)	$28,771	9/30/05	4.62%	n/a	n/a	n/a	$44
Interest Rate Swap (2)	28,292	12/30/05	7.00%	n/a	n/a	5.61%	(6)
Interest Rate Swap (2)	42,750	8/1/05	4.36%-5.25%	7.85%	n/a	5.75%	(777)
Interest Rate Swap (2)	13,737	4/30/07	3.92%-4.73%	6.50%	n/a	5.50%	(298)
Interest Rate Swap (2)	550,000	3/7/05	6.10%-6.75%	n/a	n/a	7.00%-8.50%	(5,975)
Interest Rate Swap (2)	150,000	3/7/05	6.10%-6.75%	n/a	n/a	7.00%-8.50%	(1,625)

	$813,550						$(8,637)

Total Caps and Swaps	$1,674,725						$(8,637)

(1)	Effective derivatives (See paragraph “Accounting for Derivative Instruments and Hedging Activities” in Note 2 to the Consolidated Financial Statements).
(2)	Ineffective derivatives (See paragraph “Accounting for Derivative Instruments and Hedging Activities” in Note 2 to the Consolidated Financial Statements).

For the year ended December 31, 2004, we recorded a gain of $48,418 for the change in the fair market value of the ineffective interest rate hedge contracts through earnings, and a charge of $298 (net of taxes of $198) to other comprehensive income for the change in the fair market value of the effective interest rate hedge contracts. Also, during 2004, we recorded amortization of $3,563 (net of taxes of $2,374) to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. Additionally, we paid $47,466 in settlement payments for the ineffective hedges during the year ended December 31, 2004.

For the year ended December 31, 2003, we recorded a gain of $33,331 for the change in the fair market value of the ineffective interest rate hedge contracts through earnings, and a reduction of $1,220 (net of taxes of $1,077) to other comprehensive income for the change in the fair market value of the effective interest rate hedge contracts. Also, during 2003, we recorded amortization of $3,817 (net of taxes of $2,544) to earnings as a

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. Additionally, we paid $49,163 in settlement payments for the ineffective hedges during the year ended December 31, 2003.

For the year ended December 31, 2002, we recorded a loss of $27,181 for the change in the fair market value of the ineffective interest rate hedge contracts through earnings, and a reduction of $4,797 (net of taxes of $3,197) to other comprehensive income for the change in the fair market value of the effective interest rate hedge contracts. Also, during 2002, we recorded amortization of $9,601 (net of taxes of $6,400) to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. Additionally, we paid $41,662 in settlement payments for the ineffective hedges during the year ended December 31, 2002.

7. Computation of Earnings (Loss) Per Share:

Basic and diluted earnings per share have been computed as follows:

	Year Ended December 31,
	2004(1)	2003(1)	2002(1)
	(Restated)
Loss from continuing operations	$(127,089)	$(90,700)	$(144,490)
Loss from discontinued operations	(385,827)	(298,912)	(53,834)
Preferred stock dividends	(168,158)	(155,583)	(144,217)

Loss attributable to common shareholders before cumulative effect of accounting change	(681,074)	(545,195)	(342,541)
Cumulative effect of accounting change	—	—	(324,102)

Net loss attributable to common shareholders	$(681,074)	$(545,195)	$(666,643)

Weighted average number of shares outstanding	169,128	168,128	167,943

Loss per common share:
Loss from continuing operations	$(1.75)	$(1.46)	$(1.72)
Loss from discontinued operations	(2.28)	(1.78)	(0.32)
Accounting change	—	—	(1.93)

Net loss per common share	$(4.03)	$(3.24)	$(3.97)

(1)	For 2004, the dilutive effect of unvested stock grants of 11,307, options to purchase 7,149 shares of common stock at prices ranging from $0.95 to $30.40 and 184,078 shares of preferred stock were not included in the computation of diluted earnings per share because they are anti-dilutive. For 2003, the dilutive effect of unvested stock grants of 13,241, options to purchase 8,215 shares of common stock at prices ranging from $0.48 to $30.40 and 167,906 shares of preferred stock were not included in the computation of diluted earnings per share because they are anti-dilutive. For 2002, the dilutive effect of unvested stock grants of 13,708, options to purchase 9,684 shares of common stock at prices ranging from $0.85 to $30.40 and 153,325 shares of preferred stock were not included in the computation of diluted earnings per share because they are anti-dilutive.

8. Commitments and Contingencies:

Office Lease

We have entered into agreements to lease office space for our corporate headquarters and other regional offices. In general, the agreements provide for monthly payments of rent plus reimbursement for certain other

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

costs as specified per each agreement and are accounted for as operating leases for financial reporting purposes. The leases have terms from five to 10 years. Annual rental payments of $3,823, $3,667 and $4,414 for 2004, 2003 and 2002, respectively, are reflected in general and administrative expense in the accompanying financial statements. Future five-year minimum lease payments under these lease agreements are as follows:

Year	Rent Amount
2005	$2,763
2006	2,490
2007	2,016
2008	492
2009	276
2010 and thereafter	—

$8,037

Hotel and Ground Leases

We lease both land and hotels under agreements with terms ranging from five to 100 years. In general, the agreements provide for monthly payments of rent and are accounted for as operating leases for financial reporting purposes. We have incurred rent expense totaling $17,085, $39,976 and $73,774 for 2004, 2003 and 2002, respectively. Future five-year minimum lease payments under these lease agreements are as follows:

Year	Rent Amount
2005	$8,470
2006	8,470
2007	8,444
2008	8,450
2009	8,407
2010 and thereafter	119,015

$161,256

Employment Agreements—Executive Officers

We have entered into employment agreements with each of our executive officers. Generally, the agreements provide for annual base compensation with any increases during the terms of the agreements to be approved by the Compensation Committee of the Board of Directors, as applicable.

Employee Separation Agreements

During 2004, we implemented organizational changes to better align our costs with our revenue structure upon the completion of our plan to sell our non-strategic assets. These organizational changes included a reduction in our workforce. We entered into separation agreements with certain employees which require them to render services until their termination date in order to receive termination benefits. The liability related to these termination benefits is being recognized ratably over the employees’ service periods in accordance with the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. We estimate that $8,000 will be paid in 2005 related to these separation agreements, of which $6,864 has been accrued and is included in accrued payroll costs in the consolidated balance sheet as of December 31, 2004, with the remainder to be expensed ratably over the 2005 service period.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Notes Receivable From Former Senior Executives Officers

Patriot assumed note receivables from four former senior executive officers. As a part of these senior executive officers’ amended employment contracts and separation agreements, the maturity dates of these notes were extended to dates ranging from July 2004 through April 2006. Three notes came due during 2004 and were foreclosed upon and written-off and the associated shares of the Company’s class A common stock used as collateral for the notes were cancelled. The notes and related accrued interest were previously included in shareholders’ equity. As of December 31, 2004, there is one remaining promissory note with an outstanding balance of $6,855 including accrued interest maturing in 2006. This note and the related accrued interest are classified as receivables from shareholders in the statement of shareholders’ equity.

As part of a separation agreement, we assumed a note receivable of $7,846 from a former senior executive officer. The note bears interest at 5.5% per annum and matures on August 13, 2005. The note is a full recourse note and is secured by the pledge of 449,818 Wyndham shares held by the former senior executive officer. The note receivable is included in the notes and other receivables on the consolidated balance sheet. As of December 31, 2004, principal and accrued interest in the amount of $9,739 remained outstanding on the loan. As of December 31, 2004, we had a reserve of $2,680 against the note.

Management Agreement—Wyndham Anatole Hotel

In August 2000, we amended the Wyndham Anatole Hotel management agreement. This amendment, among other things, extended the term of the management agreement to August 31, 2020. Under the terms of this amendment, we have a contingent obligation to pay the hotel owners a maximum of $21,000 over the term of the management agreement if yearly operating income, as defined, is not sufficient to pay the primary debt service and an owner preferred return. This contingent obligation is supported by a $21,000 letter of credit issued by us. Payments totaling $4,667 were drawn against the letter of credit in 2004 resulting in a contingent obligation of $16,333 as of December 31, 2004.

Contingencies

On May 7, 1999, Doris Johnson and Charles Dougherty filed a lawsuit in the Northern District of California against Patriot, Wyndham, their respective operating partnerships and PaineWebber Group, Inc. This action, Johnson v. Patriot American Hospitality, Inc., et al., No. C-99-2153, was commenced on behalf of all former holders of Bay Meadows stock during a class period from June 2, 1997 to the date of filing. The action asserts securities fraud claims and alleges that the purported class members were wrongfully induced to tender their shares as part of the Patriot/Bay Meadows merger based on a fraudulent prospectus. The action seeks unspecified damages and further alleges that defendants continued to defraud stockholders about their intentions to acquire numerous hotels and saddle Wyndham with massive debt during the class period. Three other actions against the same defendants subsequently were filed in the Northern District of California: (i) Ansell v. Patriot American Hospitality, Inc., et al., No. C-99-2239 (filed May 14, 1999), (ii) Sola v. PaineWebber Group, Inc., et al., No. C-99-2770 (filed June 11, 1999), and (iii) Gunderson v. Patriot American Hospitality, Inc., et al., No. C 99-3040 (filed June 23, 1999). Another action with substantially identical allegations, Susnow v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1354-T (filed June 15, 1999) also subsequently was filed in the Northern District of Texas. By order of the Judicial Panel on Multidistrict Litigation, these actions along with certain actions identified below have been consolidated in the Northern District of California for consolidated pretrial purposes. On or about October 13, 2000, the defendants moved to dismiss the actions. On or about August 15, 2001, the Court granted Defendants’ motions to dismiss the action, dismissing some of the claims with prejudice and granting leave to replead certain other claims in the Complaint. On or about October 15, 2001, plaintiff filed an amended complaint seeking substantially the same relief as in the original complaint. On or about December 20, 2001, the defendants moved to dismiss the amended complaint. On or about September 3, 2002, the Court granted in part and denied in part Defendants’

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motion to dismiss. The Court did not dismiss certain of Plaintiffs’ claims under Section 11 of the Securities Act of 1933 and Section 12(b) of the Securities Exchange Act of 1934. An answer to the complaint has been filed and the parties have been exchanging discovery. The Court has not yet certified a class. On or about February 28, 2005, the parties entered into a stipulation of settlement. Pursuant to the stipulation of settlement, we shall issue 11 million shares of Wyndham common stock to the proposed settlement class. We also have agreed to contribute a maximum amount of $1,000 to the settlement class, only in the event that the trading price of Wyndham common stock falls below a certain threshold for a defined period of time. Furthermore, we have agreed to allow the settlement class to participate in a rights offering under certain limited circumstances. The stipulation of settlement is subject to Court approval. As of December 31, 2004, we have recorded a reserve of $11,200 to cover the cost of the settlement.

On or about June 22, 1999, a lawsuit captioned Levitch v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1416-D, was filed in the Northern District of Texas against Patriot, Wyndham, James D. Carreker and Paul A. Nussbaum. This action asserts securities fraud claims and alleges that, during the period from January 5, 1998 to December 17, 1998, the defendants defrauded shareholders by issuing false statements about the company. The complaint sought unspecified damages and was filed on behalf of all shareholders who purchased Patriot American and Wyndham stock during that period. Three other actions, Gallagher v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1429-L, filed on June 23, 1999, David Lee Meisenburg, et al. v. Patriot American Hospitality, Inc., Wyndham International, Inc., James D. Carreker, and Paul A. Nussbaum Case No. 3-99-CV1686-X, filed July 27, 1999 and Deborah Szekely v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1866-D, filed on or about August 27, 1999, allege substantially the same allegations. By orders of

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the Judicial Panel on Multidistrict Litigation, these actions have been consolidated with certain other shareholder actions and transferred to the Northern District of California for consolidated pretrial purposes. On or about October 20, 2000, the defendants moved to dismiss the actions. On or about August 15, 2001, the Court granted Defendants’ motions to dismiss the action, dismissing some of the claims with prejudice and granting leave to replead certain other claims in the Complaint. On or about October 15, 2001, plaintiff filed an amended complaint seeking substantially the same relief as in the original complaint. On or about December 20, 2001, the defendants moved to dismiss the amended complaint. On or about September 3, 2002, the Court dismissed in its entirety the complaint and granted plaintiffs leave to amend. On or about December 2, 2002, plaintiffs filed an amended complaint. The Court has not yet certified a class. On or about September 30, 2004, the parties entered into a stipulation of settlement with class counsel to settle the litigation. The stipulation of settlement is subject to Court approval. Pursuant to the stipulation of settlement, we shall pay $2,500 in cash when an order is entered by the Court preliminarily approving the proposed settlement and an additional $2,500 on or before the second anniversary of the final Court approval. As of December 31, 2004, we have recorded an adequate reserve to cover the cost of the settlement.

On May 29, 2002, the State of Florida Office of the Attorney General Department of Legal Affairs filed a lawsuit in Leon County, Florida (Case No. 02-CA-1296) naming us, Patriot, and four current or former Wyndham employees as defendants. In this case, the Attorney General alleged that the imposition of energy surcharges, resort fees and automatic service fees violates the State’s Deceptive and Unfair Trade Practices Act. We filed a motion to dismiss this suit, which was granted in part, and two of the individual defendants have been dismissed. The Attorney General seeks damages, penalties and attorneys’ fees from the remaining defendants. We intend to vigorously defend this lawsuit. Discovery is on-going. This suit may not be resolved for a number of years and it is not possible to predict the ultimate cost to us. However, the Court has stated its preliminary interpretation of the applicable penalty statute. The Attorney General has argued that the statute should be construed such that the maximum penalty would be $10 each time a consumer was allegedly deceived. Pursuant to the Court’s construction, if the Attorney General’s Office fully prevails on its claims that Wyndham willfully engaged in a deceptive trade practice by charging energy fees, the maximum penalty that could be imposed is $10 (exclusive of actual damages or attorneys’ fees).

On June 20, 2002, plaintiffs in the case entitled Roller-Edelstein, et al. v. Wyndham International, Inc., et al., filed an amended complaint in Dallas County District Court (case no. 02-04946-A) alleging that supplemental fees charged to hotel guests constituted common law fraud, breach of contract and violated Texas’ Deceptive Trade Practices Act. The plaintiffs claim to represent a nationwide class and have estimated damages in excess of $10 million. We have answered this complaint, but little formal discovery has been taken and the Court has not yet certified a class. We have tentatively agreed to settle this case, without admitting liability. Under the proposed settlement, we would (i) provide a coupon for discounts at our properties to affected class members, (ii) make a $50 charitable donation, (iii) pay attorneys’ fees in an amount up to $240, and (iv) agree to make changes in our disclosures regarding resort fees. The Court has not yet held a hearing on the joint motion to preliminarily approved the settlement and certify a settlement class. As of December 31, 2004, we have recorded an adequate reserve to cover the cost of the settlement.

On or about June 8, 2003, the Massachusetts Office of the Attorney General notified Wyndham that a complaint had been filed with its Fair Labor and Practices Division against Wyndham’s Westborough, Massachusetts location. According to the Office of the Attorney General, the complaint alleged that Wyndham-Westborough had violated certain provisions of Massachusetts’ wage payment laws (Massachusetts General Statutes c. 149, § 152A) by failing to remit to its employees all amounts owed by statute. On or about January 2, 2004, Wyndham received notice of a second Attorney General complaint also alleging a violation of c. 149, § 152A, this time with respect to all of Wyndham’s Massachusetts hotels. Although we intend to vigorously

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defend against these complaints, we have nevertheless fully cooperated with the Attorney General’s office by providing it with documents and other information in hopes of quickly resolving these matters. Because the Office of the Attorney General does not disclose the names of complainants, it is unclear who the complainants are, and how many are involved. The focus of the investigation has been distribution of “service charges” to service employees. Wyndham Westborough’s Massachusetts counsel and counsel for seven Wyndham Westborough employees have settled all charges involving “service charge” issues and we are in receipt of settlement agreements signed by all seven potential plaintiffs and their attorney. A number of Wyndham Westborough employees and ex-employees who are not represented by counsel have also sought payment of “service charges” collected by the hotel. In each instance in which the subject has been raised, Wyndham Westborough has made distributions to these individuals in return for their execution of a settlement agreement.

We are a party to a number of other claims and lawsuits arising out of the normal course of business. However, we do not consider the ultimate liability with respect to these other claims and lawsuits to be material in relation to our consolidated financial condition or operations.

9. Related Party Transactions:

Summerfield Transaction

On December 22, 2004, we sold six Summerfield Suites hotels and a 33.3% interest in the Summerfield brand to various limited liability companies affiliated with Lehman Brothers Real Estate Partners, L.P. The hotels sold included the Summerfield Suites Denver Tech Center, Summerfield Suites Miami Airport, Summerfield Suites Morristown (New Jersey), Summerfield Suites Parsippany-Whippany (New Jersey), Summerfield Suites Seattle Downtown and Summerfield Suites Waltham (Massachusetts).

The total purchase price was $104,300, with $96,000 of that amount being allocated to the purchase price for the six hotels and with the $8,300 balance being allocated to the purchase price of the interest in the Summerfield brand. In connection with the closing, the six limited liability companies that acquired ownership of the hotels also deposited $4,000 in reserve accounts and agreed to use those funds to perform certain replacement and capital improvement work at the hotels within two years after the closing date.

Pursuant to the sale of the interest in the brand, Sum Business Holdings, LLC, which is indirectly owned 85% by a Lehman Brothers partnership and 15% by Gencom American Hospitality, Inc., acquired a 33.3% interest in Summerfield Hotel Holding Company, L.L.C., which indirectly owns all of the partnership interests in Summerfield Hotel Company, L.P., which in turn owns the Summerfield Suites brand and franchises and manages Summerfield Suites hotels. Gencom American Hospitality, Inc. is controlled by Karim Alibhai, who is a director of the Company, and other members of his family. The remaining 66.7% interest in Summerfield Hotel Holding Company, L.L.C. is held by our wholly-owned subsidiary Patriot American Hospitality Partnership, L.P. Pursuant to the terms of the limited liability company agreement of Summerfield Hotel Holding Company, L.L.C., Sum Business Holdings, LLC can increase its interest in Summerfield Hotel Holding Company, L.L.C. to 50% by committing equity capital to develop seven additional Summerfield Suites hotels. However, if Sum Business Holdings, LLC does not develop at least seven hotels before December 22, 2009, then, so long as there has not been a change in control of Patriot American Hospitality Partnership, L.P., Patriot American Hospitality Partnership, L.P. may buy out Sum Business Holdings, LLC’s interest in the limited liability company. Summerfield Hotel Holding Company, L.L.C. is to be managed by a management committee consisting of at least four members, two of whom are appointed by Sum Business Holdings, LLC, and two of whom are appointed by Patriot American Hospitality Partnership, L.P.

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Under the limited liability company agreement, Sum Business Holdings, LLC agreed to provide or to cause one of its affiliates to provide, by December 22, 2009, mezzanine financing in the aggregate amount of $50,000 for the development of Summerfield Suites hotels. In addition, the parties agreed to buy-sell provisions that may be exercised under certain circumstances, including without limitation the occurrence of a deadlock with respect to certain fundamental major decisions, to permit one party to acquire the other party’s interest in Summerfield Hotel Holding Company, L.L.C. The agreement also permits either party, at any time after June 22, 2006 but subject to certain right of first offer provisions, to initiate and complete procedures for the sale of the business. Further, except for certain exempted transactions, the agreement permits Sum Business Holdings, LLC to invoke the buy-sell procedures in the event of a change in control of Wyndham.

Following the closing, each of the six hotels was leased to six separate limited liability companies, which also are owned indirectly by the Lehman Brothers partnership and Gencom American Hospitality, Inc., and continue to be operated by Summerfield Hotel Company, L.P. under the Summerfield Suites brand pursuant to a hotel management agreement. Each of the hotel management agreements has a ten year term and may be renewed by the hotel lessee for two additional periods of five years each. Each hotel lessee has the right to terminate the management agreement for its hotel (1) pursuant to an annual performance test, (2) under certain circumstances if the hotel brand name is changed, (3) if there is a deadlock buy-sell event under the limited liability company agreement for Summerfield Hotel Holding Company, L.L.C. or (4) if the hotel is sold to an independent third party. Following termination of the hotel management agreement, the hotels may continue to be operated as Summerfield Suites hotels pursuant to franchise agreements that were executed at closing but become effective when the management agreements terminate. In addition to the management and franchise agreements, the parties also entered into service agreements, pursuant to which the responsibility for providing management services for a temporary period of time was delegated to our wholly-owned subsidiary Wyndham Management Corporation, and pursuant to which Summerfield Hotel Company, L.P. may obtain certain centralized services for Summerfield Suites Hotels.

Transactions with Certain Wyndham Directors

During 2004, 2003 and 2002, we received market rate hotel management and service fees in the aggregate amount of approximately $1,967, $4,000 and $4,242, respectively, from the owners of hotels in which Karim Alibhai, Rolf Ruhfus, Sherwood Weiser or Milton Fine holds an ownership interest.

In connection with the merger of IHC and Patriot, IHC, Patriot, Mr. Fine and certain other parties entered into a shareholders agreement, dated December 2, 1997. Pursuant to the terms of the shareholders agreement, Patriot must indemnify Mr. Fine for certain tax liabilities until December 2, 2007 or Mr. Fine’s death, whichever occurs first. The amounts to be paid, if any, cannot be estimated at this time.

In connection with the sale on August 16, 1996 of certain property to us from an entity affiliated with Mr. Alibhai, we granted the entity affiliated with Mr. Alibhai a profit participation interest. If we sell, exchange or enter into a similar transaction with respect to the property and receive the minimum return set forth in the governing agreement, the entity affiliated with Mr. Alibhai will be entitled to receive 25% of the proceeds in excess of the minimum return. The amounts to be paid, if any, cannot be estimated at this time.

In September 2003, we entered into a consulting agreement, which has a term of two years, with Lynn Swann. Pursuant to the terms of the consulting agreement, Mr. Swann agreed to, among other things, make a certain number of personal appearances on our behalf as well as make himself available for a certain number of advertisements in order to promote Wyndham. In return for his services, we must pay Mr. Swann $250 per year. In addition, on September 1, 2003, we granted Mr. Swann 100,000 restricted shares of our class A common stock. The restricted shares vest in two equal installments on the first and second anniversaries of the date of grant.

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Leonard Boxer, one of our directors, is a partner with Strook & Strook & Lavan, a law firm that has advised us on certain matters related to property transactions. During 2004, we paid Strook & Strook & Lavan approximately $352 in legal fees.

Loans to Certain Wyndham Executive Officers

In 1999, in connection with his employment agreement, we loaned Mr. Kleisner $500 pursuant to a recourse note for use in purchasing a residence in Dallas, Texas. The note bears no interest. In 1999 and 2001, in connection with his employment agreement, we also loaned Mr. Kleisner $850 and $665, respectively, pursuant to non-recourse notes. The notes bear interest at a rate equal to the rate on our senior credit facility. Despite the fact that the $850 note is non-recourse and has no personal liability to Mr. Kleisner, he repaid the $850 note in full (principal plus accrued interest) on December 31, 2002 solely from his personal funds. As of December 31, 2004, principal and accrued interest in the amount of $1,219 was outstanding on the remaining notes.

Apollo Investors

During 2004, 2003 and 2002, we recognized hotel management, service and franchise fees in the aggregate amount of $2,954, $2,083 and $2,196, respectively, from hotels in which certain entities affiliated with the Apollo Investors hold an ownership interest.

In 2000, we entered into a timeshare agreement with Tempus Resorts International, Ltd. (“Tempus”), an entity affiliated with the Apollo Investors. The timeshare operates under the name Wyndham Vacation Club. During 2004, 2003 and 2002, we recognized fees from Tempus in the aggregate amount of $782, $470 and $32, respectively.

10. Minority Interest in the Operating Partnerships:

Pursuant to the Operating Partnerships’ respective limited partnership agreements, the common limited partners of the Operating Partnerships, including certain affiliates of Patriot, received rights (the “Redemption Rights”) that enable them to cause the Operating Partnerships to redeem each pair of OP units (consisting of one OP unit of the Patriot Partnership and the one OP unit of the Wyndham Partnership) in exchange for cash equal to the value of a paired share (or, at our election, we may purchase each pair of OP units offered for redemption for one share of common stock). In the case of the Wyndham Partnership’s Class A preferred OP units and Class C preferred OP units described below, each of these preferred OP units may be redeemed for cash equal to the value of a share (or, at Wyndham’s election, Wyndham may purchase each preferred OP unit offered for redemption for one share of common stock). The Redemption Rights generally may be exercised at any time after one year following the issuance of the OP units. The number of shares of common stock issuable upon exercise of the Redemption Rights will be adjusted for share splits, mergers, consolidations or similar pro rata transactions which would have the effect of diluting the ownership interests of the limited partners of the Operating Partnerships or the shareholders of the Company.

During 2004, 2003 and 2002, 622,095, 145,293 and 50,949 OP units, respectively, in the Patriot Partnership and Wyndham Partnership were redeemed for cash of $730, $79 and $48, respectively. As of December 31, 2004, the Patriot Partnership and Wyndham Partnership had 320,910 OP units that were held by minority partners, which represent the minority interest in the operating partnerships.

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11. Shareholders’ Equity:

Capital Stock

We have the authority to issue 750,000,000 shares of class A common stock, 750,000,000 shares of class B common stock, par value $0.01 per share and 150,000,000 shares of series A and series B preferred stock, par value $0.01.

The series B preferred stock has the following terms, among others:

•	dividends payable quarterly, on a cumulative basis, at a rate of 9.75% per year;

•	for the first six years, the dividends are structured to ensure an aggregate fixed cash dividend payment of $29,250 per year, so long as there is no redemption or conversion of the investors’ series B preferred stock; therefore, for that period, dividends are payable partly in cash and partly in additional shares of series B preferred stock, with the cash component initially equal to 30% for the first dividend and declining over the period to approximately 19.8% for the final dividend in year six;

•	for the next four years, dividends are payable in cash or additional shares of series B preferred stock as determined by the Board of Directors; and, after year 10, dividends are payable solely in cash;

•	if any dividends are paid on the Wyndham class A common stock, additional dividends will be paid in the amount that would have been paid on the shares of Wyndham class A common stock into which the series B preferred stock is then convertible;

•	if a change in control or a liquidation of Wyndham occurs within six years following the investment, any dividends remaining for the six years will be accelerated and paid;

•	not redeemable by Wyndham for six years, except that up to $300 million of the series B preferred stock may be redeemed during the 170 day period following the closing of the investment;

•	voting with the Wyndham common stock on an as-converted basis on matters submitted to the common stockholders and voting as a separate class on specified matters, with special rules applying to the election of directors; and

•	convertible, at the holder’s option, into a number of shares of Wyndham class A common stock equal to $100.00 divided by the conversion price, initially equal to $8.59 but subject to potential downward adjustments.

The investors will also have preemptive rights for the first five years following their investment as long as they own more than 15% of the Wyndham common stock.

For a period of 170 days following the completion of the investment, Wyndham was entitled to redeem up to $300 million of the series B preferred stock at a redemption price of $102.00 per share (102% of the stated amount) plus all accrued dividends, with the proceeds from a rights offering. The rights offering was completed with the issuance by Wyndham of 55,992 shares of series A preferred stock. Wyndham redeemed 55,992 shares of series B preferred stock. The series A preferred stock generally has the same economic terms as the series B preferred stock but has no voting rights, except as required by law and except for a limited right to elect two directors if dividends are in arrears for six quarterly periods.

On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP issued a tender offer to purchase all outstanding shares of our series A preferred stock at a price of $30 per share. The offer was amended on February 28, 2005 to extend the expiration date to March 14, 2005.

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Shareholder Rights Agreement

Wyndham is party to a Shareholder Rights Agreement dated as of June 29, 1999 (the “Rights Agreement”). Pursuant to the Rights Agreement, the Board of Directors of Wyndham declared (a) for each outstanding share of common stock of Wyndham outstanding on July 9, 1999 (the “Record Date”), a dividend distribution of one preferred stock purchase right (a “Right”), and (b) for each outstanding share of Wyndham series A or series B preferred stock outstanding on the Record Date, a dividend distribution of a number of Rights equal to the number of shares of common stock into which each such share is convertible. In addition, Rights will automatically attach to each share of common stock, series A preferred stock and series B preferred stock issued between the Record Date and the Distribution Date (as defined in the Rights Agreement). Each Right entitles the registered holder thereof to purchase from Wyndham one one-thousandth of a share of series C participating preferred stock, par value $0.01 per share, at a cash exercise price of $35.00, subject to adjustment. The Rights may only become exercisable under certain circumstances involving actual or potential acquisitions of beneficial ownership of 15% or more of the class A common stock, subject to certain exceptions. The Rights will expire in June 2009 unless earlier exercised or redeemed.

Dividends and Stock Splits

We do not anticipate paying a dividend to the common shareholders and are prohibited from paying dividends on the class A common stock under the terms of our credit facilities. Also, we are prohibited under the terms of the January 24, 2002 amendments to the senior credit facility and increasing rate loans facility from paying the cash portion of any dividends on the preferred stock. However, the holders of the preferred stock are entitled to receive on a quarterly basis a dividend equal to 9.75% per annum on a cumulative basis payable in cash and additional shares of preferred stock. In addition, according to the terms of the series A and series B preferred stock, if the cash dividends on the preferred stock are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends shall accrue at a rate per annum equal to 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until such time as all cash dividends in arrears have been paid in full. Such additional dividends shall be cumulative and payable in additional shares of preferred stock.

During the year ended December 31, 2004, we issued stock dividends of approximately 1,090,938 shares of series A and series B preferred stock with a value of $109,094. We deferred payment of the cash portion of the dividends of approximately $29,222. In addition, we issued a stock dividend of 298,421 shares of series A and series B preferred stock with a value of $29,842 in payment of additional dividends at a rate of 2.0% per annum as cash dividends on the preferred stock were in arrears for at least 60 days as of December 31, 2004.

During the year ended December 31, 2003, we issued stock dividends of approximately 990,964 shares of series A and series B preferred stock with a value of $99,096. We deferred payment of the cash portion of the dividends of approximately $29,227. In addition, we issued an additional stock dividend of 272,592 shares of series A and series B preferred stock with a value of $27,259 in payment of additional dividends at a rate of 2.0% per annum as cash dividends on the preferred stock were in arrears for at least 60 days as of December 31, 2003.

During the year ended December 31, 2002, we issued stock dividends of approximately 900,529 shares of series A and series B preferred stock with a value of $90,053. We deferred payment of the cash portion of the dividends of approximately $17,658. In addition, we issued an additional stock dividend of 365,059 shares of series A and series B preferred stock with a value of $36,506 in payment of additional dividends at a rate of 2.0% per annum as cash dividends on the preferred stock were in arrears for at least 60 days as of December 31, 2002.

As of December 31, 2004, the deferred payments of the cash portion of the preferred stock dividend totaled approximately $102,322 and are included in dividends payable in the accompanying consolidated balance sheet.

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Stock Incentive Plans

We have adopted certain employee incentive programs for the purpose of (i) attracting and retaining employees, directors and others, (ii) providing incentives to those deemed important to the success of Wyndham and (iii) associating the interests of these individuals with the interests of Wyndham and its shareholders through opportunities for increased stock ownership. Certain of the stock options and restricted stock grants issued under the incentive stock programs vested and became non-forfeitable with consummation of the $1 billion equity investment.

The 1997 Incentive Plans. Prior to their amendment in 1999, the 1997 Incentive Plans provided for the award of stock options, stock awards or performance shares to each eligible employee and director of Patriot and Old Wyndham. Under each 1997 Incentive Plan, the aggregate number of paired shares available for grants of awards was the sum of (i) 3,000,000 paired shares plus (ii) 10% of any future net increase in the total number of shares of paired common stock.

Under the 1997 Incentive Plans, each independent director could elect to take all or a portion of his/her fees in the form of deferred paired share units. Prior to the amendment in 1999, the independent directors of Patriot and Old Wyndham were automatically granted a non-qualified stock option, immediately exercisable in full, to acquire 10,000 paired shares at an exercise price per paired share equal to the fair market value of a paired share on the date of grant. Option terms were fixed by the Compensation Committees of Patriot and Old Wyndham and may not exceed ten years from the date of grant.

On June 29, 1999, the 1997 Incentive Plans were amended, as a result of Patriot’s merger into Wyndham. As part of the merger, Wyndham assumed Patriot’s obligations under each existing option to purchase shares of Patriot common stock that was outstanding immediately prior to the merger. The assumed options did not terminate in connection with the merger and continue to have, and be subject to, the same terms and conditions set forth in the stock option plans and agreements in effect immediately prior to the merger. All references to Patriot in the assumed options are now deemed to be references to Wyndham and each option is exercisable for one share of Wyndham class A common stock.

On May 24, 2001, the stockholders approved the Second Amendment and Restatement of Wyndham International, Inc. 1997 Incentive Plan (the “Amended Plan”). Among other things, the amendment increases the number of shares available for grant under the Amended Plan to an amount equal to 10.0% of the outstanding shares of class A common stock on a fully diluted basis. Under the Amended Plan, “fully diluted basis” means the assumed conversion of all outstanding shares of series A and B convertible preferred stock, the assumed exercise of all outstanding stock options and the assumed conversion of all units of partnership interest in the Patriot Partnership and the Wyndham Partnership that are subject to redemption. The Amended Plan also permits the Compensation Committee to provide in the agreement governing a restricted unit award that following a change in control in which the shares of class A common stock are changed into or exchanged for a different kind of stock or other securities or cash or other property, the unvested portion of a restricted unit award shall thereafter upon vesting be settled in stock, other securities, cash or other property upon such terms and subject to such conditions as the Compensation Committee may determine.

The Amended Plan also (i) deleted certain provisions that by their terms are no longer applicable to Wyndham following the restructuring in June 1999, (ii) added a provision requiring that the Compensation Committee, which administers the Amended Plan, have at least two members, and (iii) made certain other minor provisions to the Amended Plan.

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Stock Grant Awards

During 2004, 2003 and 2002 pursuant to the Amended Plan, the Board of Directors awarded 235,000, 500,000 and 3,351,250 restricted awards, respectively, to certain officers and employees of Wyndham. We have recorded $2,753, $2,480 and $3,365 in 2004, 2003 and 2002, respectively, related to the restricted awards and such amount is included in general and administrative expense in the accompanying consolidated financial statements. The restricted stock grants do not carry voting or dividend rights until vested. Subject to continued employment, vesting is 33% per year in years three, four and five and compensation expense is amortized ratably over five years.

Voluntary Exchange Program

In November 2001, we offered a voluntary exchange program for certain eligible employees of Wyndham. Eligible employees holding options granted on or after January 1, 2000 under the Amended Plan were able to exchange those options for restricted unit awards. One restricted unit was granted for each share of class A common stock underlying the eligible options held by eligible employees. All tendered eligible options were cancelled upon the expiration of the offer on December 18, 2001. The restricted units were granted under the Amended Plan and will vest on the third, fourth and fifth anniversaries of the date of grant. The total number of eligible options to be tendered was 5,598,326, of which 5,324,976 were tendered. Compensation expense of $2,343 was calculated as the product of the number of restricted stock grants and the stock price on the date of grant. This amount is being amortized ratably over 5 years. The remaining 273,350 options that were not tendered are treated as variable awards following the accounting guidance provided by Emerging Issues Task Force 00-23 paragraph 167. Variable accounting commences for all existing awards when the offer is made and, for those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, is forfeited, or expires unexercised. We have recorded $324, $192 and $519 in 2004, 2003 and 2002, respectively, related to the restricted awards and such amount is included in general and administrative expense in the accompanying consolidated financial statements. On December 18, 2004, 1,068,053 of the restricted stock units issued under the voluntary exchange program vested.

SFAS 123 “Accounting for Stock-Based Compensation”

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if we had accounted for our compensatory employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.87%, 3.53% and 4.30%; dividend yields of 0%; volatility factors of the expected market price of our common stock of 63.6%, 123.2% and 124.0%, respectively, and a weighted average expected life of the options of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

A summary of our stock option activity and related information for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002
	Options (000’s)	Weighted Average Exercise Price	Options (000’s)	Weighted Average Exercise Price	Options (000’s)	Weighted Average Exercise Price
Outstanding, beginning of year	9,669	$5.31	10,873	$5.46	11,592	$5.94
Granted	1,249	1.13	475	0.33	1,229	0.33
Exercised	(37)	0.44	(27)	0.47	—	—
Forfeited	(2,186)	4.39	(1,652)	4.99	(1,948)	5.07

Outstanding, end of year	8,695	$4.96	9,669	$5.31	10,873	$5.46

Exercisable at end of year	6,920	$6.02	7,766	$6.24	7,909	$6.67

Exercise prices for options outstanding as of December 31, 2004, 2003 and 2002 ranged from $0.20 to $30.40. The weighted average remaining contractual life of those options was 4.9, 4.3 and 4.4 years, respectively.

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number Outstanding (000’s)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (000’s)	Weighted Average Exercise Price
$0.00 – $3.04	3,477	7.5	$1.08	1,702	$1.34
$3.04 – $6.08	2,757	4.2	4.30	2,757	4.30
$6.08 – $9.12	1,320	2.2	6.36	1,320	6.36
$9.12 – $12.16	376	0.8	11.10	376	11.10
$12.16 – $15.20	102	1.5	12.69	102	12.69
$15.20 – $18.24	426	2.0	17.58	426	17.58
$18.24 – $21.28	8	3.3	18.59	8	18.59
$21.28 – $24.32	122	3.4	22.54	122	22.54
$24.32 – $27.36	—	—	—	—	—
$27.36 – $30.40	107	2.8	30.40	107	30.40

	8,695	4.9	$4.96	6,920	$6.02

Weighted average fair values were calculated based on a theoretical pricing model. As our options are not traded on any exchange, employees receive no value from holding them without an increase in the stock price of the attached shares.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

12. Income Taxes:

The income tax provision for the years ended December 31, 2004, 2003 and 2002, respectively, consists of the following:

	2004	2003	2002
	(Restated)
Current:
Federal	$165	$(81)	$2,935
State	5,301	5,611	6,652
Foreign	2,037	4,759	3,397

Total current	7,503	10,289	12,984

Deferred:
Federal	7,028	(49,801)	(90,577)
State	612	(7,720)	(14,156)
Foreign	(15,000)	(3,000)	—

Total deferred	(7,360)	(60,521)	(104,733)

Total income tax provision (benefit)	$143	$(50,232)	$(91,749)

	2004	2003	2002
	(Restated)
Income tax provision (benefit) reconciliation:
Income tax provision (benefit) from continuing operations	$143	$(50,232)	$(91,749)
Income tax benefit from discontinued operations	—	(65,808)	(37,398)

Total income tax provision (benefit)	$143	$(116,040)	$(129,147)

The reason for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate of 35% to income before income taxes is as follows:

	2004	2003	2002
	(Restated)
Tax at statutory rate	$(41,075)	$(48,812)	$(82,701)
State income taxes	(1,365)	(2,109)	(7,504)
Foreign taxes	2,037	4,759	3,397
Valuation allowance	74,732	—	6,935
Release of income tax reserve	(21,966)	(3,000)	(2,667)
Minority interest and other	(12,220)	(1,070)	(9,209)

Total income tax provision (benefit) from continuing operations	$143	$(50,232)	$(91,749)

During 2004, 2003 and 2002, we recorded net benefits to the provision for income taxes totaling $21,966, $3,000 and $2,667, respectively, related to favorable adjustments and settlements of various tax matters.

On December 31, 2003 and January 1, 2004, certain tax concession agreements related to the operation of the two hotels in Puerto Rico expired. These concession agreements historically provided for the reduction of certain taxes, including income, property and volume of business taxes by as much as 90%. We have applied for extension and renewal of these agreements and believe it is probable that the agreements will be extended

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

retroactively to the date of expiration. If the agreements are not renewed and extended, we would be liable for additional taxes of approximately $5,000 for the year ended December 31, 2004. A tax concession related to a third property in Puerto Rico is set to expire on December 31, 2005. We intend to file for the renewal and extension of this agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities for the years ended December 31, 2004 and 2003, respectively, are as follows:

	2004	2003
	(Restated)
Deferred tax assets:
Net operating losses	$407,717	$311,352
Hedging instruments	3,830	23,734
Other non-current assets	44,835	31,906

Total deferred tax assets	456,382	366,992
Valuation allowance	(343,840)	(105,449)

Net deferred asset	$112,542	$261,543

Deferred tax liabilities:
Depreciation	(80,145)	(198,447)
Management contracts and trade names	(26,123)	(32,899)
Other non-current liabilities	(6,274)	(13,072)

Total deferred tax liabilities	(112,542)	(244,418)

Net deferred income tax asset	$—	$17,125

As of December 31, 2004, Wyndham and certain affiliated subsidiaries have net operating loss carryforwards for Federal income tax purposes of approximately $1,020,000 which are available to offset future taxable income, if any, through 2024 subject to certain limitations. Net operating losses generally have a carryforward period of 20 years. None of Wyndham’s net operating loss carryforwards expire in 2005 to 2010, $5,588 expire in 2011 to 2012, $156,684 expire in 2013 to 2019 and $857,469 expire in 2020 to 2024. The utilization of $100,626 in net operating loss carryforwards are subject to further limitations, including annual and separate company limitations, under federal income tax law. In addition, the Company has approximately $41,703 of foreign net operating loss carryforwards subject to relevant country expiration and usage limitations.

SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance relates to net operating losses and other deferred tax assets for which we believe that realization is uncertain. The valuation allowance increased $238,391 and $81,132 for the years ended December 31, 2004 and 2003, respectively.

13. Employee Benefit Plans:

We sponsor 401(k) retirement savings plans. Employees who are over 21 years of age and have completed one year of service are eligible to participate in the plans. The aggregate expense under the plans totaled $455, $258 and $216 for the years ended December 31, 2004, 2003 and 2002, respectively.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

We maintain a self-insured group health plan through a Voluntary Employee Benefit Association. The plan is funded to the limits provided by the Internal Revenue Service, and liabilities have been recorded for estimated incurred but unreported claims. Aggregate and stop loss insurance exists at amounts that limit our exposure. We have recognized expense related to the plan of $5,305, $5,921 and $6,226 for the years ended December 31, 2004, 2003 and 2002, respectively.

14. Discontinued Operations:

The Company accounts for certain revenues and expenses as originating from discontinued operations pursuant to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 requires that sales of long-lived assets, or the identification of assets as held for sale, be treated as discontinued operations. Any gain or loss from the disposition, and any income or expenses associated with assets held for sale, are included in the accompanying consolidated statements of operations as discontinued operations.

The financial results for the assets we classify as held for sale are reflected as discontinued operations in the accompanying consolidated financial statements. The operating results of discontinued operations were as follows for the years ended December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
	(Restated)
Hotel revenues	$442,147	$681,648	$1,065,678
Hotel expenses	(358,521)	(581,656)	(880,227)
Interest expense	(25,090)	(33,774)	(46,541)
Depreciation and amortization (1)	(58,214)	(118,703)	(183,460)
Other expenses	(946)	(2,412)	(2,017)

Loss from discontinued operations	$(624)	$(54,897)	$(46,567)

(1)	In accordance with SFAS 144, we cease depreciation on properties after they have been identified as held for sale. The depreciation expense reflected above was recorded before the assets were identified as held for sale.

15. Segment Reporting:

Our reportable segments are currently: (1) hotels and resorts and (2) other. On March 24, 2005, we completed the sale of 23 hotels. This sale constituted the disposition of all but three of our hotels in the non-proprietary branded segment. With this sale, all our hotels and resorts including the Golden Door Spa have been combined into one reportable segment. The 2004, 2003 and 2002 segment data have been restated to reflect the change to the reportable segments.

The hotels and resorts segment is comprised primarily of Wyndham branded properties: Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™. Wyndham Hotels & Resorts® are upper upscale, full-service hotel properties that contain an average of 300 hotel rooms, generally between 15,000 and 315,000 square feet of meeting space and a full range of guest services and amenities for business and leisure travelers, as well as conferences and conventions. The hotels are located primarily in the central business districts and dominant suburbs of major metropolitan markets and are targeted to business groups, meetings, and individual business and leisure travelers. These hotels offer elegantly appointed facilities and high levels of guest service. Wyndham Luxury Resorts® are five-star hotel properties that are

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

distinguished by their focus on incorporating the local environment into every aspect of the property, from decor to cuisine to recreation. The luxury collection includes the Golden Door Spa, one of the world’s preeminent spas. Wyndham Garden Hotels® are full-service properties, which serve individual business travelers and are located principally near major airports and suburban business districts. Amenities and services generally include a three-meal restaurant, signature Wyndham Garden Hotels® libraries, and laundry and room service. Summerfield Suites by Wyndham™ offers guests the highest quality lodging in the upper upscale all-suites segment. Each suite has a fully equipped kitchen, a spacious living room and a private bedroom. Many suites feature two-bedroom, two-bath units. The hotels also have a swimming pool, exercise room and other amenities to serve business and leisure travelers.

Other includes management fee and service fee income and interest and other income, general and administrative costs, interest expense and other charges. General and administrative costs and interest expense are not allocated to each reportable segment; therefore, they are reported in the aggregate within the other segment.

The following table presents the financial information for our reportable segments:

Year ended December 31, 2004 (Restated)	Hotels and Resorts	Other(1)	Total
Total revenue	$943,789	$21,725	$965,514
Depreciation and amortization expense	100,793	41	100,834
Operating income (loss)	148,148	(267,688)	(119,540)
Segment assets	2,357,915	432,574	2,790,489
Capital additions	85,306	6,833	92,139

(1)	Operating income (loss) for 2004 includes a $953 credit related to derivative instruments.

Year ended December 31, 2003 (Restated)	Hotels and Resorts	Other(1)	Total
Total revenue	$801,943	$23,814	$825,757
Depreciation and amortization expense	104,046	2,962	107,008
Operating income (loss)	97,481	(239,429)	(141,948)
Segment assets	2,985,182	815,070	3,800,252
Capital additions	59,326	265	59,591

(1)	Operating income (loss) for 2003 includes $15,832 of charges related to derivative instruments.

Year ended December 31, 2002 (Restated)	Hotels and Resorts	Other(1)	Total
Total revenue	$812,330	$24,695	$837,025
Depreciation and amortization expense	104,646	44	104,690
Operating income (loss)	100,691	(338,020)	(237,329)
Segment assets	3,670,111	803,347	4,473,458
Capital additions	75,395	4,521	79,916

(1)	Operating income (loss) for 2002 includes $68,843 of charges related to derivative instruments.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

The following table represents revenue and long-lived asset information by geographic area for the years ended December 31, 2004, 2003 and 2002. Revenues are attributed to the United States and its territories and International based on the location of hotel properties.

2004 (Restated)	United States	International	Total
Revenues	$921,153	$44,361	$965,514
Segment assets	2,672,994	117,495	2,790,489

2003 (Restated)	United States	International	Total
Revenues	$786,478	$39,279	$825,757
Segment assets	3,685,939	114,313	3,800,252

2002 (Restated)	United States	International	Total
Revenues	$797,834	$39,191	$837,025
Segment assets	4,357,442	116,016	4,473,458

16. Supplemental Cash Flow Disclosure:

During 2004, 2003 and 2002, in connection with the termination of several contracts, we wrote off the unamortized balance of trade names of $1,666 in 2004, wrote off the unamortized balance of management contract costs of $306 in 2003 and $6,445 in 2002 and wrote-off leasehold costs of $153,909 in 2003. Also in 2003, we impaired and wrote-off $22,000 of the remaining book value of the lease on six Summerfield Suites by Wyndham™.

During 2004, 2003 and 2002, we issued stock dividends of 1,090,938, 990,964 and 900,529 shares of series A and series B preferred stock with a value of $109,094, $99,096 and $90,053, respectively. We deferred payment of the cash portion of the 2004, 2003 and 2002 dividends and the 2001 third and fourth quarter dividends totaling $102,322. In addition, during 2004, 2003 and 2002, we issued additional stock dividends of 298,421, 272,592 and 365,059 shares of series A and series B preferred stock with a value of $29,842, $27,259 and $36,506, respectively, in payment of additional dividends at a rate of 2.0% per annum as cash dividends on the preferred stock were in arrears for at least 60 days as of December 31, 2004, 2003 and 2002.

A charge to other comprehensive income of $298 (net of taxes of $198), $1,220 (net of taxes of $1,077) and $4,797 (net of taxes of $3,197) for years ended December 31, 2004, 2003 and 2002, respectively, were recorded for the change in the fair market value of the effective derivatives. Also, in 2004, 2003 and 2002, we recorded amortization of $3,563 (net of taxes of $2,374), $3,817 (net of taxes of $2,544) and $9,601 (net of taxes of $6,400), respectively, to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. Additionally, we paid $47,466, $49,163 and $41,662 in settlement payments for the ineffective hedges during the years ended December 31, 2004, 2003 and 2002, respectively.

On August 15, 2003, we sold our 50 percent interest in a hotel for $2,000 in a non-cash transaction for the release of a mortgage debt obligation.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

17. Quarterly Financial Information (unaudited):

	Three Months Ended
	March 31	June 30	September 30	December 31
2004				(Restated)
Total revenue	$274,655	$246,493	$204,467	$239,899
Loss from continuing operations	$(17,151)	$(17,681)	$(50,173)	$(42,084)
(Loss) income from discontinued operations	$(12,284)	$(335,552)	$34,537	$(72,528)
Net loss	$(29,435)	$(353,233)	$(15,636)	$(114,612)
Net loss per common share:
Basic	$(0.42)	$(2.33)	$(0.35)	$(0.93)
Diluted	$(0.42)	$(2.33)	$(0.35)	$(0.93)

	Three Months Ended
	March 31	June 30	September 30	December 31
2003
Total revenue	$232,409	$209,329	$181,801	$202,218
Loss from continuing operations	$(17,812)	$(21,673)	$(29,717)	$(21,498)
Loss from discontinued operations	$(89,600)	$(69,840)	$(59,380)	$(80,092)
Net loss	$(107,412)	$(91,513)	$(89,097)	$(101,590)
Net loss per common share:
Basic	$(0.87)	$(0.77)	$(0.76)	$(0.84)
Diluted	$(0.87)	$(0.77)	$(0.76)	$(0.84)

18. Subsequent Events:

On December 30, 2004, we entered into an agreement to sell 25 non-strategic hotels to a partnership comprised of a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings. The purchase price of the transaction is $366 million. The net cash proceeds from the sale will be used to pay down debt. As part of the agreement, the 15 Wyndham-branded assets included in the sale will remain in the brand’s portfolio pursuant to new franchise agreements. Impairments totaling $333.5 million were recorded on these 25 properties during 2004. Upon the close of the transaction in 2005, a gain of approximately $33.9 million will be recorded on the remainder of the assets in the portfolio. The sale is expected to close in the first quarter of 2005. We also entered into an agreement to sell an additional property in a separate transaction. These transactions will complete our planned disposition program, which began in June 1999.

On January 3, 2005, we completed the sale of the Doubletree Glenview to Lone Star Funds. The property will be converted to a Wyndham hotel and will continue to be operated by us under a long-term management agreement.

On January 28, 2005, Mercury Special Situations Fund LP and Equity Resource Dover Fund LP issued a tender offer to purchase all outstanding shares of our series A preferred stock at a price of $30 per share. The offer was amended on February 28, 2005 to extend the expiration date to March 14, 2005.

On or about February 28, 2005, we entered into a stipulation of settlement with regard to the legal proceeding entitled Johnson v. Patriot American Hospitality, Inc., et al., and discussed under “Commitments and Contingencies” on page F-28. Pursuant to the stipulation of settlement, we shall issue 11 million shares of

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

Wyndham common stock to the proposed settlement class. We also have agreed to contribute a maximum amount of $1,000 to the settlement class, only in the event that the trading price of Wyndham common stock falls below a certain threshold for a defined period of time. Furthermore, we have agreed to allow the settlement class to participate in a rights offering under certain limited circumstances. The stipulation of settlement is subject to Court approval. An accrual of $11,220 was recorded as of December 31, 2004 related to the settlement.

On March 10, 2005, we completed the sale of the Wyndham Riverfront in New Orleans. All net proceeds were used to pay down debt.

On March 11, 2005, we announced we had arranged to refinance our corporate credit facility and the majority of our outstanding mortgage debt. We will refinance approximately $1.65 billion of our outstanding debt. The refinancing, which is expected to close early in the second quarter 2005, provides an extension of corporate debt maturity to 2011. Additionally, the debt pre-funds up to $100 million of capital to invest in our owned properties.

WYNDHAM INTERNATIONAL, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

As of December 31, 2004, 2003 and 2002

(dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Cost, Expenses, Revenue	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts:
2004	$4,489	$9,777	$—	$10,151	$4,115
2003	5,172	15,625	—	16,308	4,489
2002	11,188	11,161	—	17,177	5,172

Allowance for deferred tax assets:
2004 (Restated)	$105,449	$238,391	$—	$—	$343,840
2003	24,317	81,132	—	—	105,449
2002	17,382	6,935	—	—	24,317

WYNDHAM INTERNATIONAL, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

As of December 31, 2004

(dollars in thousands)

Description	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (a)			Accumulated Depreciation (b)(c)	Year Built	Date of Acquisition
		Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total
Wyndham Branded Hotels:
Wyndham Atlanta Atlanta, Georgia	$18,000	$3,303	$12,712	$—	$25,866	$3,303	$38,578	$41,881	$(5,843)	1999	1998
Wyndham Baltimore Baltimore, Maryland	27,733	1,129	49,491	—	(12,471)	1,129	37,020	38,149	(8,519)	1968	1997
Wyndham Bel Age Hollywood, California	8,738	5,653	32,212	—	3,848	5,653	36,060	41,713	(6,871)	1984	1997
Wyndham Bristol Place Hotel Toronto, Canada	—	3,048	15,503	—	979	3,048	16,482	19,530	(3,114)	1974	1998
Wyndham Boston Boston, Massachusetts	35,816	—	33,900	7,458	42,128	7,458	76,028	83,486	(11,543)	1999	1998
Wyndham Palace Resort & Spa Lake Buena Vista, Florida	40,626	—	144,264	—	12,075	—	156,339	156,339	(29,413)	1977	1998
Wyndham Buttes Resort Tempe, Arizona	35,051	—	55,297	—	1,599	—	56,896	56,896	(11,553)	1986	1997
Wyndham New Orleans New Orleans, Louisiana	—	12,750	86,141	—	2,792	12,750	88,933	101,683	(12,634)	1984	1999
Wyndham Chicago Chicago, Illinois	—	4,963	33,752	—	33,133	4,963	66,885	71,848	(9,479)	1999	2000
Wyndham Emerald Plaza San Diego, California	36,567	5,551	60,462	17	1,705	5,568	62,167	67,735	(12,221)	1991	1997
Wyndham Philadelphia at Franklin Plaza Philadelphia, Pennsylvania	60,412	4,878	62,793	—	7,934	4,878	70,727	75,605	(13,316)	1979	1997
Wyndham Harbour Island Tampa, Florida	—	—	22,836	—	587	—	23,423	23,423	(7,487)	1986	1998

WYNDHAM INTERNATIONAL, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

As of December 31, 2004

(dollars in thousands)

Description	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (a)			Accumulated Depreciation (b)(c)	Year Built	Date of Acquisition
		Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total
Wyndham Miami Beach Resort Miami, Florida	—	13,000	54,875	—	1,307	13,000	56,182	69,182	(10,202)	1962	1998
Wyndham Northwest Chicago Itasca, Illinois	22,952	1,212	52,025	—	3,538	1,212	55,563	56,775	(10,780)	1983	1997
Wyndham Richmond Airport Richmond, Virginia	—	—	4,262	—	3,612	—	7,874	7,874	(2,301)	1997	1998
Wyndham Washington D.C. Washington, District of Columbia	—	4,750	40,439	—	422	4,750	40,861	45,611	(7,526)	1983	1998
Wyndham Rose Hall Resort and Country Club Montego Bay, Jamaica	—	5,610	55,467	—	4,862	5,610	60,329	65,939	(11,294)	1972	1998
Wyndham Condado Plaza San Juan, Puerto Rico	92,740	5,700	72,982	4,263	20,104	9,963	93,086	103,049	(16,213)	1959	1998
Wyndham El San Juan Hotel and Casino San Juan, Puerto Rico	64,465	22,337	34,244	1,825	24,060	24,162	58,304	82,466	(12,426)	1983	1998
Wyndham El Conquistador Resort and Country Club Fajardo, Puerto Rico	110,215	20,254	190,607	(529)	14,945	19,725	205,552	225,277	(39,796)	1993	1998
Wyndham Casa Marina Resort and Beach House Key West, Florida	42,750	15,158	85,078	—	3,392	15,158	88,470	103,628	(16,238)	1980	1998
Wyndham Reach Resort Key West, Florida	13,596	10,029	24,947	—	2,690	10,029	27,637	37,666	(4,944)	1978	1998
Wyndham Garden—LaGuardia East Elmhurst, New York	—	1,800	16,443	—	7,968	1,800	24,411	26,211	(3,706)	1988	1997
Wyndham Ft. Lauderdale Airport Dania, Florida	12,772	2,651	24,748	—	11,081	2,651	35,829	38,480	(5,821)	1988	1998

WYNDHAM INTERNATIONAL, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

As of December 31, 2004

(dollars in thousands)

Description	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (a)			Accumulated Depreciation (b)(c)	Year Built	Date of Acquisition
		Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total
Wyndham Burlington Burlington, Vermont	27,864	935	28,453	—	(6,495)	935	21,958	22,893	(3,821)	1975	1998
Wyndham Anatole Dallas, Texas	—	20,000	215,191	—	—	20,000	215,191	235,191	(14,766)	1978	2004
Wyndham Peaks Resort & Golden Door Spa Telluride, Colorado	—	2,452	13,997	2,489	918	4,941	14,915	19,856	(3,405)	1992	1997
Wyndham Luxury Resorts:
Carmel Valley Ranch—A Wyndham Luxury Resort Carmel, California	—	4,430	14,704	4,739	11,289	9,169	25,993	35,162	(5,387)	1987	1997
The Boulders—A Wyndham Luxury Resort Carefree, Arizona	—	12,825	121,700	(2,219)	13,351	10,606	135,051	145,657	(28,863)	1985	1997
Non-Proprietary Brand Properties:
Park Shore Honolulu, Hawaii	—	—	24,339	—	6,506	—	30,845	30,845	(5,621)	1968	1997
Other:
Golden Door Spa Escondido, California	—	5,800	3,000	—	610	5,800	3,610	9,410	(605)	1954	1998

Assets Held for Use	650,297	190,218	1,686,864	18,043	244,335	208,261	1,931,199	2,139,460	(335,708)

Wyndham Arlington Arlington, Texas	—	—	63,045	—	(37,796)	—	25,249	25,249	(11,187)	1985	1998
Wyndham Andover Andover, Massachusetts	—	2,318	33,245	—	(8,754)	2,318	24,491	26,809	(7,199)	1985	1998
Wyndham Westborough Westborough, Massachusetts	—	1,500	41,968	—	(18,866)	1,500	23,102	24,602	(7,357)	1985	1998

WYNDHAM INTERNATIONAL, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

As of December 31, 2004

(dollars in thousands)

Description	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (a)			Accumulated Depreciation (b)(c)	Year Built	Date of Acquisition
		Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total
Wyndham Pittsburgh Airport Coraopolis, Pennsylvania	1,315	3,000	54,780	—	(34,765)	3,000	20,015	23,015	(9,688)	1987	1998
Wyndham Garden Las Colinas Irving, Texas	8,108	1,884	16,963	—	(16,081)	1,884	882	2,766	(1,988)	1986	1997
Doubletree Glenview Glenview, Illinois	7,564	3,237	19,709	—	(11,345)	3,237	8,364	11,601	(3,360)	1988	1997
Wyndham Toledo Toledo, Ohio	—	—	16,082	—	(10,566)	—	5,516	5,516	(2,032)	1985	1997
Wyndham Riverfront New Orleans, Louisiana	—	2,774	28,023	—	(7,866)	2,774	20,157	22,931	(6,761)	1996	1997
Wyndham Westshore Tampa, Florida	11,523	1,448	31,565	—	1,006	1,448	32,571	34,019	(6,474)	1984	1997
Wyndham Newark Newark, New Jersey	—	10,000	—	—	10,837	10,000	10,837	20,837	(3,994)	2001	2001
Wyndham Commerce Commerce, California	3,745	2,116	26,497	—	(14,256)	2,116	12,241	14,357	(4,985)	1991	1998
Wyndham Indianapolis Indianapolis, Indiana	4,810	513	15,497	—	(9,025)	513	6,472	6,985	(3,149)	1990	1998
Wyndham Dallas Market Center Dallas, Texas	—	967	12,796	—	(6,790)	967	6,006	6,973	(2,492)	1968	1998
Doubletree Tallahassee Tallahassee, Florida	15,824	2,127	7,779	—	3,198	2,127	10,977	13,104	(2,381)	1977	1996
Doubletree Des Plaines Des Plaines, Illinois	4,052	1,903	5,555	—	(1,562)	1,903	3,993	5,896	(1,958)	1969	1996
Doubletree Park Place Minneapolis, Minnesota	—	2,188	13,531	—	1,254	2,188	14,785	16,973	(3,562)	1981	1997

WYNDHAM INTERNATIONAL, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

As of December 31, 2004

(dollars in thousands)

Description	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (a)			Accumulated Depreciation (b)(c)	Year Built	Date of Acquisition
		Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total
Hyatt Regency Lexington, Kentucky	—	—	11,958	—	(2,499)	—	9,459	9,459	(3,070)	1977	1996
Hilton Newark Newark, New Jersey	15,541	1,740	31,262	—	(9,516)	1,740	21,746	23,486	(4,782)	1971	1998
Hilton Denver Greenwood Village, Colorado	—	1,800	42,003	—	(34,210)	1,800	7,793	9,593	(5,062)	1982	1998
Hilton Cleveland Independence, Ohio	11,316	2,760	12,264	29	(4,472)	2,789	7,792	10,581	(3,362)	1980	1995
Holiday Inn Houston Houston, Texas	—	333	2,324	4	(421)	337	1,903	2,240	(633)	1982	1995
Marriott Atlanta North Central Atlanta, Georgia	—	—	36,462	—	(24,735)	—	11,727	11,727	(3,701)	1975	1998
Park Plaza New Orleans New Orleans, Louisiana	—	2,463	23,630	43	(12,612)	2,506	11,018	13,524	(6,312)	1924	1995
Radisson Town & Country Houston, Texas	7,296	655	9,725	7	(3,756)	662	5,969	6,631	(2,608)	1986	1995
Wyndham Harrisburg Harrisburg, Pennsylvania	13,738	3,400	38,304	—	(25,191)	3,400	13,113	16,513	(4,194)	1980	1998
Wyndham City Center Washington, District of Columbia	—	3,657	30,569	—	3,677	3,657	34,246	37,903	(6,418)	1969	1997
Wyndham Syracuse Syracuse, New York	9,420	1,150	29,236	—	(8,926)	1,150	20,310	21,460	(5,308)	1977	1998
Wyndham Grand Bay Coconut Grove Miami, Florida	—	3,066	28,442	1,235	(13,280)	4,301	15,162	19,463	(4,991)	1983	1997

Assets Held for Sale	114,252	56,999	683,214	1,318	(297,318)	58,317	385,896	444,213	(129,008)

Total	$764,549	$247,217	$2,370,078	$19,361	$(52,983)	$266,578	$2,317,095	$2,583,673	$(464,716)

WYNDHAM INTERNATIONAL, INC.

NOTES TO SCHEDULE III

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
(a) Reconciliation of Real Estate:
Balance at beginning of period	$3,435,356	$3,739,606	$4,639,384
Additions during period:
Acquisitions	235,191	16,993	—
Improvements	40,401	35,591	31,195
Deductions during period:
Sale of properties	(1,127,275)	(356,834)	(930,973)

Balance at end of period	$2,583,673	$3,435,356	$3,739,606

(b) Reconciliation of Accumulated Depreciation:
Balance at beginning of period	$532,291	$474,737	$444,322
Additions during period:
Depreciation for the period	84,712	98,393	107,154
Deductions during period:
Sale of properties	(152,287)	(40,839)	(76,739)

Balance at end of period	$464,716	$532,291	$474,737

(c) Depreciation is computed on buildings and improvements based upon a useful life of 35 years.

Reconciliation to Balance Sheet:
Investment in real estate per schedule III (Building & improvements)	$2,583,673	$3,435,356	$3,739,606
Furniture, fixture and equipment (A)	516,312	719,071	889,510
Renovations in progress (A)	29,328	15,711	29,543
Land held for development (A)	19,927	28,647	31,127

Fixed asset balance	3,149,240	4,198,785	4,689,786

Accumulated depreciation per schedule III (Building & improvements) (B)	(464,716)	(532,291)	(474,737)
Accumulated depreciation (FF&E) (B)	(290,055)	(489,356)	(532,742)
Equity investment held for sale (A)	—	—	6,405

Total fixed assets	2,394,469	3,177,138	3,688,712

Less assets held for sale, net - per the balance sheet	(361,504)	(238,330)	(77,256)

Total investment in real estate, net - per the balance sheet	$2,032,965	$2,938,808	$3,611,456

A - See schedule in footnote 3 on page F-21
Sum of B - See schedule in footnote 3 on page F-21	$(754,771)	$(1,021,647)	$(1,007,479)

WYNDHAM INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

(unaudited)

	March 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$32,074	$24,338
Restricted cash	75,916	77,812
Accounts receivable, net of allowance for doubtful accounts of $4,079 in 2005 and $4,115 in 2004	73,881	70,129
Inventories	11,305	12,818
Prepaid expenses and other assets	10,203	10,389
Assets held for sale, net of accumulated depreciation of $20,540 in 2005 and $178,085 in 2004	26,791	361,504

Total current assets	230,170	556,990

Investment in real estate and related improvements, net of accumulated depreciation of $601,867 in 2005 and $576,686 in 2004	2,020,861	2,032,965
Investment in unconsolidated subsidiaries	52,136	51,149
Notes and other receivables	19,851	23,686
Management contract costs, net of accumulated amortization $7,382 in 2005 and $7,128 in 2004	4,567	4,826
Leasehold costs, net of accumulated amortization of $290 in 2005 and $186 in 2004	6,402	6,537
Trade names, net of accumulated amortization of $44,436 in 2005 and $42,739 in 2004	81,916	83,612
Deferred costs	2,103	4,335
Deferred expenses, net of accumulated amortization of $64,801 in 2005 and $62,123 in 2004	18,012	21,803
Other assets	4,250	4,586

Total assets	$2,440,268	$2,790,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$17,077	$17,891
Accrued payroll costs	38,015	49,138
Dividends payable	109,628	102,322
Accrued insurance and property taxes	41,298	41,884
Other accrued expenses	99,750	94,494
Advance deposits	32,110	36,637
Borrowings associated with assets held for sale	—	114,251
Current portion of borrowings under credit facility, term loans, mortgage notes and capital lease obligations	562,349	685,145

Total current liabilities	900,227	1,141,762

Borrowings under credit facility, term loans, mortgage notes and capital lease obligations	1,277,805	1,398,090
Derivative financial instruments	342	8,637
Income taxes payable	33,389	33,107
Deferred income	9,979	9,446
Minority interest in the Operating Partnerships	20,559	20,559
Minority interest in other consolidated subsidiaries	59,360	63,001
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.01 par value; authorized: 150,000,000 shares; shares issued and outstanding: 16,181,122 in 2005 and 15,812,279 in 2004	162	158
Common stock, $0.01 par value; authorized: 750,000,000 shares; shares issued and outstanding: 172,060,224 in 2005 and 171,386,918 in 2004	1,721	1,714
Additional paid in capital	4,335,691	4,298,445
Receivables from shareholders	(6,855)	(6,855)
Accumulated other comprehensive income	(197)	(5,560)
Accumulated deficit	(4,191,915)	(4,172,015)

Total shareholders’ equity	138,607	115,887

Total liabilities and shareholders’ equity	$2,440,268	$2,790,489

The accompanying notes are an integral part of these condensed consolidated financial statements.

WYNDHAM INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues:
Room revenues	$147,595	$139,831
Food and beverage revenues	83,773	84,693
Other hotel revenues	45,099	44,898

Total hotel revenues	276,467	269,422
Management fee and service fee income	5,369	4,717
Interest and other income	785	516

Total revenues	282,621	274,655

Expenses:
Room expenses	32,303	30,986
Food and beverage expenses	52,701	53,358
Other hotel expenses	101,139	99,636

Total hotel expenses	186,143	183,980
General and administrative	15,461	14,243
Interest expense	46,244	50,114
(Gain) loss on derivative financial instruments	(191)	4,336
Depreciation and amortization	27,530	31,661

Total expenses	275,187	284,334

Operating income (loss) from continuing operations	7,434	(9,679)
Equity in earnings of unconsolidated subsidiaries	373	791

Income (loss) from continuing operations before income taxes and minority interests	7,807	(8,888)
Income tax provision	(1,738)	(5,617)

Income (loss) from continuing operations before minority interests	6,069	(14,505)
Minority interest in consolidated subsidiaries	(6,117)	(7,497)

Loss from continuing operations	(48)	(22,002)
Discontinued operations:
Income (loss) from operations of discontinued hotels	2,050	(4,452)
Impairment loss	—	(1,963)
Gain (loss) on sale of assets	22,288	(1,018)

Income (loss) from discontinued operations before income taxes	24,338	(7,433)
Income tax provision from discontinued operations	—	—

Income (loss) from discontinued operations	24,338	(7,433)

Net income (loss)	$24,290	$(29,435)

Net income (loss) attributable to common shareholders:
Net income (loss)	$24,290	$(29,435)
Preferred stock dividends	(44,190)	(40,814)

Net loss attributable to common shareholders	$(19,900)	$(70,249)

Basic and diluted income (loss) per common share:
Loss from continuing operations, net of taxes	$(0.26)	$(0.37)
Income (loss) from discontinued operations, net of taxes	0.14	(0.05)

Net loss per common share	$(0.12)	$(0.42)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WYDHAM INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$24,290	$(29,435)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	27,530	48,222
Amortization of unearned stock compensation	436	774
Amortization of deferred loan costs	4,656	7,837
Net (gain) loss on sale of assets	(22,288)	1,018
Gain on derivative financial instruments	(4,899)	(8,032)
Impairment loss on assets	—	1,963
Write-off of intangible assets	439	10
Write-off of deferred costs	3,529	1,050
Provision for bad debt expense	233	172
Equity in earnings of unconsolidated subsidiaries	(373)	(791)
Minority interest in consolidated subsidiaries	6,223	7,608
Deferred income taxes and reserve items	282	3,542
Changes in assets and liabilities:
Accounts receivable and other assets	(2,819)	(20,604)
Inventory	1,513	911
Deferred income	36	(152)
Accounts payable and other accrued expenses	(20,461)	(1,361)

Net cash provided by operating activities	18,327	12,732

Cash flows from investing activities:
Improvements and additions to hotel properties	(22,434)	(10,729)
Proceeds from sale of assets	368,647	154,322
Changes in restricted cash accounts	1,897	26,419
Collection on other notes receivable	5,921	540
Advances on other notes receivable	(3)	(33)
Deferred costs	(950)	(404)
Investment in unconsolidated subsidiaries	(934)	—
Other	(75)	(8)

Net cash provided by investing activities	352,069	170,107

Cash flows from financing activities:
Borrowings under credit facility and mortgage notes	32,000	10,000
Repayments of borrowings under credit facility and mortgage notes	(389,332)	(151,590)
Payment of deferred loan costs	—	(70)
Distributions made to minority interest in consolidated subsidiaries	(5,600)	(6,172)
Other	6	9

Net cash used in financing activities	(362,926)	(147,823)

Effect of exchange rate changes on cash and cash equivalents	266	277

Net increase in cash and cash equivalents	7,736	35,293
Cash and cash equivalents at beginning of period	24,338	62,441

Cash and cash equivalents at end of period	$32,074	$97,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

(unaudited)

1. Organization:

Wyndham International, Inc. (together with its consolidated subsidiaries, “we,” “us,” “Wyndham” or the “Company”) is a fully integrated hotel enterprise that operates primarily in the upper upscale and luxury segments. As of March 31, 2005, we owned interests in 31 hotels with approximately 12,100 guestrooms and leased 5 hotels from third parties with approximately 1,000 guestrooms. In addition, we managed 38 hotels for third party owners with approximately 10,500 guestrooms, franchised 68 hotels with approximately 14,600 guestrooms and had a strategic alliance with a third party for eight hotels with approximately 2,400 guestrooms.

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004, as amended.

2. Summary of Significant Accounting Policies:

Principles of Consolidation—The consolidated financial statements include the accounts of Wyndham, our wholly-owned subsidiaries, and the partnerships, corporations, and limited liability companies in which we own a controlling interest, after the elimination of all significant intercompany accounts and transactions.

Partnerships, Corporations and Limited Liability Companies—In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46R”) which requires a variable interest entity (“VIE”) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns or both. We adopted FIN 46R as of January 1, 2004.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

Stock Compensation

We account for our stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and we intend to continue to do so until we are required to expense stock-based employee compensation in compliance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). Pursuant to a rule issued by the Securities and Exchange Commission (the “SEC”) on April 14, 2005 amending the compliance dates for SFAS 123R, we will be required to adopt SFAS 123R beginning January 1, 2006. At March 31, 2005, no stock-based employee compensation cost has been charged to earnings for options, as all options had an exercise price equal to the market value of the underlying common stock on the date of grant. If the compensation cost for our stock option-based compensation plans had been determined based on the fair value at the grant dates for awards under the plans consistent with the method pursuant to SFAS 123, “Accounting for Stock-Based Compensation”, our net loss and loss per common share would have increased to the pro forma amounts indicated below:

	Three Months Ended March 31,
	2005	2004
Net loss attributable to common shareholders, as reported	$(19,900)	$(70,249)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(78)	(110)

Pro forma net loss attributable to common shareholders	$(19,978)	$(70,359)

Earnings per share:
Basic and diluted loss per common share—as reported	$(0.12)	$(0.42)
Basic and diluted loss per common share—pro forma	$(0.12)	$(0.42)

Intangibles

Our intangible assets are as follows:

	As of March 31, 2005		As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Management contract costs	$11,949	$(7,382)	$11,954	$(7,128)
Leasehold costs	6,692	(290)	6,723	(186)
Trade name costs	121,852	(44,436)	121,851	(42,739)

Total amortized intangible assets	$140,493	$(52,108)	$140,528	$(50,053)

Unamortized intangible assets
Goodwill	$391		$391
Trademark	4,500		4,500

Total unamortized intangible assets	$4,891		$4,891

The aggregate amortization expense for the three-month periods ended March 31, 2005 and 2004 was $2,973 and $3,281, respectively.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

The estimated amortization expense for the next five years is as follows:

Remainder of 2005	$6,731
2006	$8,884
2007	$8,252
2008	$8,184
2009	$7,981

We review the carrying value of our intangible assets with finite lives including management contracts and leasehold costs whenever events or changes in circumstances arise that indicate the carrying amount of the asset may not be recoverable. If circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future cash outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we recognize an impairment loss as the amount by which the carrying amount of the asset exceeds its fair value. In addition, we periodically evaluate the remaining useful lives of our intangible assets to determine whether events or circumstances indicate that a revision of the remaining amortization period is warranted.

Recent Pronouncements

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS 150 went into effect at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity. For contracts that were created or modified before May 31, 2003 and still exist at the beginning of the first interim period beginning after June 15, 2003, entities should record the transition to SFAS 150 by reporting the cumulative effect of a change in an accounting principle. SFAS 150 prohibits entities from restating financial statements for earlier years presented. On October 29, 2003, the FASB deferred the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. Those provisions require that a mandatorily redeemable minority interest within the scope of SFAS 150 be classified as a liability on a parent company’s financial statement in certain situations, including when a finite-lived entity is consolidated. The deferral of those provisions is expected to remain in effect while certain issues are addressed in either Phase II of the FASB’s Liabilities and Equity project or Phase II of the FASB’s Business Combinations Project. However, the FASB did not defer the disclosure provisions relating to mandatorily redeemable noncontrolling interests. Therefore, in accordance with SFAS 150, if we liquidate the consolidated subsidiaries in which there exists a minority interest, we would be required to pay approximately $12,201 in cash. Such amount is lower than the carrying amount of the minority interest in consolidated subsidiaries by $5,255.

In December 2004, the FASB issued SFAS 123R. SFAS 123R is a revision of SFAS 123 and supersedes APB 25. Among other items, SFAS 123R eliminates the use of the intrinsic value method of accounting permitted under APB 25, and requires companies to expense the fair value of employee stock options and similar share-based payment awards. Under SFAS 123R, share-based payment awards are expensed based on the fair value of the awards on their grant dates and the estimated number of awards that are expected to vest. The fair values of the share-based payment awards are estimated using an option-pricing model that appropriately reflects

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

a company’s specific circumstances and the economics of the company’s share-based payment transactions. Compensation expense for share-based payment awards, along with the related tax effects, is recognized as the awards vest. SFAS 123R also requires the tax benefit associated with these share-based payment awards be classified as financing activities in the statement of cash flow rather than operating activities as currently permitted. Pursuant to a rule issued by the SEC on April 14, 2005 amending the compliance dates for SFAS 123R, we will be required to adopt SFAS 123R beginning January 1, 2006. The provisions of SFAS 123R apply to all outstanding and unvested share-based payment awards at the company’s adoption date. SFAS 123R offers alternative transition methods of adopting this final rule. At the present time, we have not determined which alternative method we will use.

Reclassification—Certain prior period balances have been reclassified to conform to the current period presentation with no effect on previously reported amounts of income or accumulated deficits.

3. Disposition of Assets

During the three months ended March 31, 2005, we sold our investments in 23 hotels to a private investment fund managed by Goldman Sachs and affiliates of Highgate Holdings and two additional hotel properties in separate transactions. We received net cash proceeds of approximately $229,664, after the repayment of mortgage debt of $138,983. We recorded a net gain of $21,979 as a result of these asset sales. Also, we used $209,972 of the net cash proceeds to pay down a portion of the current portion of our senior credit facility and term loans and we retained the rest of the net cash proceeds in accordance with the terms of the senior credit facilities. We have three assets we expect to sell by the end of the third quarter of 2005.

4. Investment in Wyndham Anatole

We adopted FIN 46R as of January 1, 2004. Pursuant to the adoption of FIN 46R, we evaluated our joint ventures, management and franchise contracts to determine whether any agreements qualify as VIEs and whether, as such, we meet the criteria of a primary beneficiary. We identified the Wyndham Anatole management contract as one of our VIE’s and Wyndham was identified as the primary beneficiary. Therefore, the Wyndham Anatole has been included in our consolidated financial statements. The Wyndham Anatole management contract has the following provisions:

•	Wyndham will secure a letter of credit in the amount of $21,000 which can be drawn by the owner if net operating income (“NOI”) generated by the hotel is insufficient to pay the primary debt service and first portion of the owner’s priority return. This letter of credit will be renewed annually, but if there are any amounts drawn against the letter of credit, only the remaining balance will be renewed.

•	NOI will be distributed as follows:

•	First, to the payment of debt service on the hotel’s first mortgage;

•	Second, to pay a preferred return to the owner (the amounts due under the debt service and owner return shall not exceed $28,000);

•	Third, to the payment of current and accrued interest on the Wyndham loans;

•	Fourth, to pay Wyndham a base management fee in an amount equal to 2% of gross revenues;

•	Fifth, to pay any owner accrued amount (as defined in the management agreement);

•	Sixth, to pay Wyndham an incentive management fee equal to 40% of NOI; and,

•	Seventh, any remaining NOI shall be distributed 50% to the owner and 50% to Wyndham.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

•	If the hotel is sold during the 11th to 20th year of the contract, the sales proceeds (after the payment of closing costs and expenses) will be distributed as follows:

•	First, $330,000 would be paid to the hotel’s lender to satisfy the repayment of mortgage debt and as a priority return to the owner;

•	Second, to the payment of accrued and unpaid interest on, and the principal of, the Wyndham loans;

•	Third, to the payment of any unpaid owner accrued amount;

•	Fourth, to the payment to Wyndham of the unamortized portion of 50% of $67,000 (the amount paid to the owner at the inception of the agreement); and,

•	Fifth, 50% to the owner and 50% to Wyndham.

The Wyndham Anatole management contract met the FIN 46R criteria for consolidation into our financial statements due to the requirement that we reimburse the owner for any shortfall in the payment of mortgage debt and the owner’s preferred return prior to payment of management fees. This reimbursement is limited to $21,000 and is backed by a letter of credit. This $21,000 letter of credit triggers consolidation due to Wyndham being exposed to the majority of the risks of loss. As of March 31, 2005, $4,667 had been drawn against this letter of credit. Even though our risk of loss is limited solely to the $21,000, our projections indicate that there is a remote possibility that the property will not be able to generate sufficient cash flow to cover debt service during the term of the management contract and, therefore, the owner has no risk of loss.

We consolidated the Wyndham Anatole as of March 31, 2005 and December 31, 2004 and for the three-month periods ended March 31, 2005 and March 31, 2004. This consolidation results in an increase of $307,164 and $310,172 in consolidated Wyndham assets at March 31, 2005 and December 31, 2004, respectively. Our balance sheet also reflects the Wyndham Anatole mortgage debt of $167,784 and $168,891 at March 31, 2005 and December 31, 2004, respectively, even though we are not a party to nor guarantor of this debt. Our net loss does not change as a result of the consolidation of the Wyndham Anatole as profit is 100% attributable to the owner and recorded as minority interest.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

Condensed financial information of the Wyndham Anatole is set forth below:

Condensed Balance Sheet

	March 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	$2,382	$1,141
Restricted cash	2,545	4,785
Accounts receivable, net of allowance for doubtful accounts of $396 in 2005 and $368 in 2004	8,973	8,952
Investment in real estate and related improvements, net of accumulated depreciation of $35,385 in 2005 and $32,354 in 2004	291,636	293,745
Other assets	1,628	1,549

Total assets	$307,164	$310,172

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	$1,899	$2,198
Accrued payroll costs	2,471	3,164
Accrued insurance and property taxes	800	3,086
Other liabilities	2,707	3,344
Advance deposits	1,856	1,672
Intercompany items with Wyndham	87,743	88,852
Mortgage debt and capital lease obligations	167,784	168,891
Minority interest	41,904	38,965
Wyndham equity	—	—

Total liabilities and shareholders’ equity	$307,164	$310,172

Condensed Statement of Operations:

	Three Months Ended March 31,
	2005	2004
Revenues:
Room revenues	$12,764	$13,419
Food and beverage revenues	16,357	17,225
Other hotel revenues	1,618	1,679

Total revenues	30,739	32,323

Expenses:
Room expenses	2,976	3,079
Food and beverage expenses	8,345	8,756
Other hotel expenses	7,906	8,303

Total hotel expenses	19,227	20,138
Interest expense	3,150	3,195
Depreciation and amortization	3,031	2,223

Total expenses	25,408	25,556

Income before intercompany items and minority interest	5,331	6,767
Intercompany items with Wyndham	677	729
Minority interest	(6,008)	(7,496)

Net income attributable to Wyndham equity	$—	$—

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

5. Line of Credit Facility, Term Loans, Mortgage and Other Notes and Capital Lease Obligations:

On May 10, 2005, we completed the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt. We entered into a $1,650,000 refinancing, extending our corporate debt maturities to 2011. This represents approximately 90 percent of our outstanding debt. Additionally, the debt pre-funds $100,000 in capital to be invested into our owned and leased properties.

As a result of existing financing agreements, the separate assets and liabilities of the special purpose entities which own directly or indirectly the Wyndham Baltimore, Wyndham Boston, Wyndham El San Juan Hotel and Casino, Wyndham Bel Age, Wyndham San Diego, Wyndham Philadelphia, Wyndham Buttes Resort, Wyndham Burlington, Wyndham Northwest Chicago and Wyndham El Conquistador Resort and Country Club properties are not available to pay the debts of consolidated Wyndham and do not constitute obligations of consolidated Wyndham. However, amounts permitted to be distributed by such special purpose entities to consolidated Wyndham are available to consolidated Wyndham in accordance with such existing financing agreements.

Outstanding borrowings as of March 31, 2005 and December 31, 2004 under the line of credit, term loans, various mortgage and other notes and capital lease obligations consisted of the following:

Description	March 31, 2005	December 31, 2004	Amortization	Interest Rate(1)	Maturity
Revolving credit facility III	$—	$—	None	LIBOR + 4.75%	April 1, 2006(2)
Revolving credit facility IV	23,060	68,589	None	LIBOR + 5.75%	April 1, 2006(2)
Term loans I	744,119	870,794	(3)	LIBOR + 5.75%(4)	June 30, 2006
Term loans II	243,248	284,196	(5)	LIBOR + 5.75%	April 1, 2006
Lehman Brothers Holdings Inc. II	127,379	128,015	(6)	LIBOR + 1.8%	August 10, 2005
Lehman Brothers Holdings Inc. III	—	10,735	(7)	8.0%(7)	September 10, 2005
Lehman Brothers Holdings Inc. IV	168,644	266,094	(8)	7.86%(8)	July 8, 2005
Lehman Brothers Holdings Inc. (Condado)	92,317	92,740	(9)	LIBOR + 4.25%(9)	November 9, 2005
CSFB Pool	9,718	28,040	None	LIBOR + 1.2%	July 9, 2006(10)
Other mortgage notes payable(11)	223,934	238,926	Various	(12)	(12)
Unsecured financing	1,510	1,510	None	10.5%	May 15, 2006
Capital lease obligations	38,441	38,956
Capital lease obligations (Wyndham Anatole)	567	621
Cigna Insurance (Wyndham Anatole)	167,217	168,270	(13)	7.48%	August 1, 2011

	$1,840,154	$2,197,486
Less current portion:
Mortgage debt-assets held for sale	—	(114,251)
Current portion of borrowings	(562,349)	(685,145)

Long term debt	$1,277,805	$1,398,090

As a result of the refinancing on May 10, 2005, $293,201 of the current portion of borrowings of $562,349 has been extended to 2011.

(1)	The weighted average interest rate was 7.39% and 7.04% as of March 31, 2005 and December 31, 2004, respectively.
(2)	We entered into amendments and restatements of our senior credit facilities. The consenting lenders’ maturity dates for the revolving credit facility and the term loans II were extended to April 1, 2006.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

(3)	A principal payment of $5,000 is to be paid each six months until the final payment of principal, which is due on June 30, 2006.
(4)	1% of the interest rate spread is paid-in-kind and is payable at maturity.
(5)	A principal payment of 0.5% of the outstanding principal balance is to be paid each six months until the final payment of the principal, which is due on April 1, 2006.
(6)	The loan is collateralized by three hotel properties with a net book value of $186,369 as of March 31, 2005. We must make scheduled amortization payments as set forth in the loan agreement. The loan agreement provides that we can elect to extend the term of the loan for one additional twelve-month period, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(7)	The hotel properties were sold on March 24, 2005 and the mortgage debt was paid in full.
(8)	The loan is collateralized by six hotel properties with a net book value of $286,800 as of March 31, 2005. We must make scheduled amortization payments as set forth in the loan agreement. The loan agreement provides that we can elect to extend the term of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control. The interest rate is the sum of (x) the greater of (i) LIBOR or (ii) 2.5% plus (y) the then effective spread as set forth in the loan agreement. As of March 31, 2005, the spread is 4.99% and LIBOR is 2.87%, which results in a current interest rate of 7.86%. The interest rate is adjustable as LIBOR and the spread changes over the life of the loan. Over the life of the loan, the average spread is 5%.
(9)	The loan is collateralized by one hotel property with a net book value of $95,909 as of March 31, 2005. The interest rate has a 2% LIBOR floor. The loan agreement provides that we can elect to extend the term of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(10)	The loan is collateralized by one hotel property with a net book value of $35,174 as of March 31, 2005. The loan agreement provides that we can elect to extend the term of the loan for three additional twelve-month periods, provided that there is not a default under the loan and other minor conditions are met which are within our control.
(11)	The loans are collateralized by five hotel properties and a parcel of land with a net book value of $507,857 as of March 31, 2005.
(12)	Interest rates range from fixed rates of 9.08% to 9.11% and variable rates of LIBOR plus 1.5% to LIBOR plus 4.5%. The mortgages have a weighted average interest rate as of March 31, 2005 of 6.27%. Maturity dates range from 2005 through 2016.
(13)	The loan is collateralized by the Anatole hotel with a net book value of $291,636 as of March 31, 2005. We are not party to nor guarantor of this loan. (See note 4 to the Condensed Consolidated Financial Statements).

Under the terms of the related loan agreements and capital lease obligations, principal amortization and balloon payment requirements at March 31, 2005 are as follows:

Year	Amount
Remainder of 2005	$560,186	(1)
2006	1,048,057	(2)
2007	8,615
2008	8,060
2009	6,965
2010 and thereafter	208,271

	$1,840,154	(3)

(1)	As a result of the refinancing on May 10, 2005, $293,201 of the $560,186 that matures during the remainder of 2005 has been extended to 2011. In addition, we can elect to extend $260,961 for three additional twelve-month periods provided there is not a default under the loans and other minor conditions are met which are within our control. The remaining maturities represent $6,024 related to normal principal amortization.
(2)	The refinancing on May 10, 2005 also extended $1,039,652 of the $1,048,057 of debt maturing in 2006 to 2011.
(3)	The Wyndham Anatole debt and capital lease obligations of $167,784 is included, however, we are not a party to nor guarantor of this debt (see note 4 to the Condensed Consolidated Financial Statements).

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

6. Derivatives:

We manage our debt portfolio by using interest rate caps and swaps to achieve an overall desired position of fixed and floating rates. The fair value of interest rate hedge contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts we would expect to receive or pay to terminate the contracts. Credit and market risk exposures are limited to the net interest differentials and counterparty risk. At March 31, 2005, the estimated fair value of the interest rate hedges represented a liability of $342. We have no embedded derivatives under SFAS 133, as amended, at March 31, 2005.

The following table represents the derivatives in place as of March 31, 2005:

	Notional Amount	Maturity Date	Swap Rate		Cap Rate	Floor Rate	Trigger Level	Fair Value
Type of Hedge:
Interest Rate Cap (2)	$268,344	7/9/05	n/a		4.25%	n/a	n/a	$—
Interest Rate Cap (2)	146,369	7/9/05	n/a		4.25%	n/a	n/a	—
Interest Rate Cap (1)	104,760	7/1/05	n/a		9.75%	n/a	n/a	—
Interest Rate Cap (1)	172,147	8/10/05	n/a		7.25%	n/a	n/a	—
Interest Rate Cap (2)	19,304	9/10/05	n/a		7.00%	n/a	n/a	—
Interest Rate Cap (2)	12,548	9/10/05	n/a		7.00%	n/a	n/a	—
Interest Rate Cap (2)	6,756	9/10/05	n/a		7.00%	n/a	n/a	—
Interest Rate Cap (1)	92,317	11/15/05	n/a		5.75%	n/a	n/a	—
Interest Rate Cap (2)	13,300	9/2/06	n/a		7.00%	n/a	n/a	—
Interest Rate Cap (2)	12,000	9/2/06	n/a		7.00%	n/a	n/a	—
Interest Rate Cap (2)	5,800	9/2/06	n/a		7.00%	n/a	n/a	—
Interest Rate Cap (2)	3,900	9/2/06	n/a		7.00%	n/a	n/a	—

	$857,545							$—

Interest Rate Swap (2)	$28,358	9/30/05	4.62%		n/a	n/a	n/a	$52
Interest Rate Swap (2)	27,885	12/30/05	7.00%		n/a	n/a	5.61%	(2)
Interest Rate Swap (2)	42,563	8/1/05	4.36	%-5.25%	7.85%	n/a	5.75%	(392)

	$98,806							$(342)

Total Caps and Swaps	$956,351							$(342)

(1)	Effective derivatives.
(2)	Ineffective derivatives.

For the three months ended March 31, 2005, we recorded a gain of $8,207 for the change in the value of the ineffective interest rate hedge contracts through earnings, and a credit of $76 (net of taxes of $0) to other comprehensive income for the change in the fair market value of the effective interest rate hedge contracts. Also, during the three months ended March 31, 2005, we recorded amortization of $594 (net of taxes of $0) to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. Additionally, we paid $4,708 in settlement payments for the ineffective hedges and recorded a charge to earnings of $2,714 to write-off expired derivative instruments during the three months ended March 31, 2005. The charge to earnings for the write-off of expired derivative instruments resulted from transition adjustments recorded upon adoption of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, on January 1, 2001.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

For the three months ended March 31, 2004, we recorded a gain of $9,516 for the change in the fair market value of the ineffective interest rate hedge contracts through earnings, and a charge of $149 (net of taxes of $99) to other comprehensive income for the change in the fair market value of the effective interest rate hedge contracts. Also, during the three months ended March 31, 2004, we recorded amortization of $890 (net of taxes of $594) to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. Additionally, we paid $12,368 in settlement payments for the ineffective hedges during the three months ended March 31, 2004.

Accounting for Derivatives and Hedging Activities

On the date we enter into a derivative contract, we designate the derivative as a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow hedge”). Currently, we have only entered into derivative contracts designated as cash flow hedges. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of non-hedging instruments are reported in current-period earnings.

We formally document all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. We also formally assess (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively.

We discontinue hedge accounting prospectively when (1) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

7. Comprehensive Income:

SFAS 130, “Reporting Comprehensive Income” establishes standards for reporting and displaying comprehensive income and its components. Total comprehensive income for the three-month periods ended March 31, 2005 and 2004 is calculated as follows:

	Three Months Ended March 31,
	2005	2004
Net income (loss)	$24,290	$(29,435)
Change in unrealized gain on securities held for sale	(129)	25
Change in unrealized foreign translation loss	74	267
Change in unrealized loss on derivative instruments	5,418	742

Total comprehensive income	$29,653	$(28,401)

8. Computation of Earnings Per Share:

Basic and diluted loss per share have been computed as follows:

	Three Months Ended March 31,
	2005(1)	2004(1)
Loss from continuing operations	$(48)	$(22,002)
Income (loss) from discontinued operations	24,338	(7,433)
Preferred stock dividends	(44,190)	(40,814)

Net loss attributable to common shareholders	$(19,900)	$(70,249)

Weighted average number of shares outstanding	172,003	168,255

Income (loss) per common share:
Loss from continuing operations	$(0.26)	$(0.37)
Income (loss) from discontinued operations	0.14	(0.05)

Net loss per common share	$(0.12)	$(0.42)

(1)	For the three months ended March 31, 2005, the dilutive effect of unvested stock grants of 6,086, options to purchase 8,256 shares of common stock at prices ranging from $0.20 to $30.40 and 188,372 shares of preferred stock on an as-converted basis were not included in the computation of diluted earnings per share because they are anti-dilutive. For the three months ended March 31, 2004, the dilutive effect of unvested stock grants of 12,976, options to purchase 10,460 shares of common stock at prices ranging from $0.20 to $30.40 and 171,806 shares of preferred stock on an as-converted basis were not included in the computation of diluted earnings per share because they are anti-dilutive.

9. Commitments and Contingencies:

Employee Separation Agreements

During 2004, we implemented organizational changes to better align our costs with our revenue structure upon the completion of our plan to sell our non-strategic assets. These organizational changes included a reduction in our workforce. We entered into separation agreements with certain employees which require them to render services until their termination date in order to receive termination benefits. The liability related to these

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

termination benefits is being recognized ratably over the employees’ service periods in accordance with the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. We estimate that approximately $4,000 will be paid in the remainder of 2005 related to these separation agreements, of which $3,408 is included in accrued payroll costs in the consolidated balance sheet as of March 31, 2005, with the remainder to be expensed ratably over the remaining 2005 service period.

Contingencies

On May 7, 1999, Doris Johnson and Charles Dougherty filed a lawsuit in the Northern District of California against Patriot, Wyndham, their respective operating partnerships and PaineWebber Group, Inc. This action, Johnson v. Patriot American Hospitality, Inc., et al., No. C-99-2153, was commenced on behalf of all former holders of Bay Meadows stock during a class period from June 2, 1997 to the date of filing. The action asserts securities fraud claims and alleges that the purported class members were wrongfully induced to tender their shares as part of the Patriot/Bay Meadows merger based on a fraudulent prospectus. The action seeks unspecified damages and further alleges that defendants continued to defraud stockholders about their intentions to acquire numerous hotels and saddle the company with massive debt during the class period. Three other actions against the same defendants subsequently were filed in the Northern District of California: (i) Ansell v. Patriot American Hospitality, Inc., et al., No. C-99-2239 (filed May 14, 1999), (ii) Sola v. PaineWebber Group, Inc., et al., No. C-99-2770 (filed June 11, 1999), and (iii) Gunderson v. Patriot American Hospitality, Inc., et al., No. C 99-3040 (filed June 23, 1999). Another action with substantially identical allegations, Susnow v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1354-T (filed June 15, 1999) also subsequently was filed in the Northern District of Texas. By order of the Judicial Panel on Multidistrict Litigation, these actions along with certain actions identified below have been consolidated in the Northern District of California for consolidated pretrial purposes. On or about October 13, 2000, the defendants moved to dismiss the actions. On or about August 15, 2001, the Court granted Defendants’ motions to dismiss the action, dismissing some of the claims with prejudice and granting leave to replead certain other claims in the Complaint. On or about October 15, 2001, plaintiff filed an amended complaint seeking substantially the same relief as in the original complaint. On or about December 20, 2001, the defendants moved to dismiss the amended complaint. On or about September 3, 2002, the Court granted in part and denied in part Defendants’ motion to dismiss. The Court did not dismiss certain of Plaintiffs’ claims under Section 11 of the Securities Act of 1933 and Section 12(b) of the Securities Exchange Act of 1934. An answer to the complaint has been filed and the parties have been exchanging discovery. The Court has not yet certified a class. On or about February 28, 2005, the parties entered into a stipulation of settlement. Pursuant to the stipulation of settlement, we shall issue 11 million shares of Wyndham common stock to the proposed settlement class. We also have agreed to contribute a maximum amount of $1,000 to the settlement class, only in the event that the trading price of Wyndham common stock falls below a certain threshold for a defined period of time. Furthermore, we have agreed to allow the settlement class to participate in a rights offering. The parties currently are negotiating the terms of the rights offering. As of March 31, 2005, we have recorded a reserve of $11,200 to cover the cost of the settlement.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

On or about June 22, 1999, a lawsuit captioned Levitch v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1416-D, was filed in the Northern District of Texas against Patriot, Wyndham, James D. Carreker and Paul A. Nussbaum. This action asserts securities fraud claims and alleges that, during the period from January 5, 1998 to December 17, 1998, the defendants defrauded shareholders by issuing false statements about the company. The complaint sought unspecified damages and was filed on behalf of all shareholders who purchased Patriot American and Wyndham stock during that period. Three other actions, Gallagher v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1429-L, filed on June 23, 1999, David Lee Meisenburg, et al. v. Patriot American Hospitality, Inc., Wyndham International, Inc., James D. Carreker, and Paul A. Nussbaum Case No. 3-99-CV1686-X, filed July 27, 1999 and Deborah Szekely v. Patriot American Hospitality, Inc., et al., No. 3-99-CV1866-D, filed on or about August 27, 1999, allege substantially the same allegations. By orders of the Judicial Panel on Multidistrict Litigation, these actions have been consolidated with certain other shareholder actions and transferred to the Northern District of California for consolidated pretrial purposes. On or about October 20, 2000, the defendants moved to dismiss the actions. On or about August 15, 2001, the Court granted Defendants’ motions to dismiss the action, dismissing some of the claims with prejudice and granting leave to replead certain other claims in the Complaint. On or about October 15, 2001, plaintiff filed an amended complaint seeking substantially the same relief as in the original complaint. On or about December 20, 2001, the defendants moved to dismiss the amended complaint. On or about September 3, 2002, the Court dismissed in its entirety the complaint and granted plaintiffs leave to amend. On or about December 2, 2002, plaintiffs filed an amended complaint. The Court has not yet certified a class. On or about September 30, 2004, the parties entered into a stipulation of settlement with class counsel to settle the litigation. The stipulation of settlement is subject to Court approval. Pursuant to the stipulation of settlement, we shall pay $2,500 in cash when an order is entered by the Court preliminarily approving the proposed settlement and an additional $2,500 on or before the second anniversary of the final Court approval. As of March 31, 2005, we have recorded an adequate reserve to cover the cost of the settlement.

On May 29, 2002, the State of Florida Office of the Attorney General Department of Legal Affairs filed a lawsuit in Leon County, Florida (Case No. 02-CA-1296) naming us, Patriot, and four current or former Wyndham employees as defendants. In this case, the Attorney General alleged that the imposition of energy

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

surcharges, resort fees and automatic service fees violates the State’s Deceptive and Unfair Trade Practices Act. We filed a motion to dismiss this suit, which was granted in part, and two of the individual defendants have been dismissed. The Attorney General seeks damages, penalties and attorneys’ fees from the remaining defendants. We intend to vigorously defend this lawsuit. Discovery is on-going. This suit may not be resolved for a number of years and it is not possible to predict the ultimate cost to us. However, the Court has stated its preliminary interpretation of the applicable penalty statute. The Attorney General has argued that the statute should be construed such that the maximum penalty would be $10 each time a consumer was allegedly deceived. Pursuant to the Court’s construction, if the Attorney General’s Office fully prevails on its claims that Wyndham willfully engaged in a deceptive trade practice by charging energy fees, the maximum penalty that could be imposed is $10 (exclusive of actual damages or attorneys’ fees).

On June 20, 2002, plaintiffs in the case entitled Roller-Edelstein, et al. v. Wyndham International, Inc., et al., filed an amended complaint in Dallas County District Court (case no. 02-04946-A) alleging that supplemental fees charged to hotel guests constituted common law fraud, breach of contract and violated Texas’ Deceptive Trade Practices Act. The plaintiffs claim to represent a nationwide class and have estimated damages in excess of $10,000. We have answered this complaint, but little formal discovery has been taken and the Court has not yet certified a class. We have tentatively agreed to settle this case, without admitting liability. Under the proposed settlement, we would (i) provide a coupon for discounts at our properties to affected class members, (ii) make a $50 charitable donation, (iii) pay attorneys’ fees in an amount up to $240, and (iv) agree to make changes in our disclosures regarding resort fees. The Court has not yet held a hearing on the joint motion to preliminarily approve the settlement and certify a settlement class. As of March 31, 2005, we have recorded an adequate reserve to cover the cost of the settlement.

On or about June 8, 2003, the Massachusetts Office of the Attorney General notified Wyndham that a complaint had been filed with its Fair Labor and Practices Division against Wyndham’s Westborough, Massachusetts location. According to the Office of the Attorney General, the complaint alleged that Wyndham- Westborough had violated certain provisions of Massachusetts’ wage payment laws (Massachusetts General Statutes c. 149, § 152A) by failing to remit to its employees all amounts owed by statute. On or about January 2, 2004, Wyndham received notice of a second Attorney General complaint also alleging a violation of c. 149, § 152A, this time with respect to all of Wyndham’s Massachusetts hotels. Although we intend to vigorously defend against these complaints, we have nevertheless fully cooperated with the Attorney General’s office by providing it with documents and other information in hopes of quickly resolving these matters. Because the Office of the Attorney General does not disclose the names of complainants, it is unclear who the complainants are, and how many are involved. The focus of the investigation has been distribution of “service charges” to service employees. Wyndham Westborough’s Massachusetts counsel and counsel for seven Wyndham Westborough employees have settled all charges involving “service charge” issues and we are in receipt of settlement agreements signed by all seven potential plaintiffs and their attorney. A number of Wyndham Westborough employees and ex-employees who are not represented by counsel have also sought payment of “service charges” collected by the hotel. In each instance in which the subject has been raised, Wyndham Westborough has made distributions to these individuals in return for their execution of a settlement agreement.

We are a party to a number of other claims and lawsuits arising out of the normal course of business. However, we do not consider the ultimate liability with respect to these other claims and lawsuits to be material in relation to our consolidated financial condition or operations.

10. Dividends

We do not anticipate paying a dividend to the common shareholders and we are prohibited under the terms of the senior credit facility and increasing rate loans facility from paying dividends on the class A common stock.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

Also, we are prohibited under the terms of the January 24, 2002 amendments to the senior credit facility and increasing rate loans facility from paying the cash portion of any dividends on the preferred stock. However, the holders of the preferred stock are entitled to receive on a quarterly basis a dividend equal to 9.75% per annum on a cumulative basis payable in cash and additional shares of preferred stock. In addition, according to the terms of the series A and series B preferred stock, if the cash dividends on the preferred stock are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends shall accrue at a rate per annum equal to 2.0% of the stated amount of each share of preferred stock then outstanding from the last payment date on which cash dividends were to be paid in full until such time as all cash dividends in arrears have been paid in full. Such additional dividends shall be cumulative and payable in additional shares of preferred stock.

During the three months ended March 31, 2005, we issued preferred stock dividends of approximately 289,550 shares of series A and series B preferred stock with a stated value of $28,955. We deferred payment of the cash portion of the dividends of approximately $7,306. In addition, we issued an additional stock dividend of 79,292 shares of series A and series B preferred stock with a stated value of $7,929 in payment of additional dividends at a rate of 2.0% per annum as cash dividends on the preferred stock were in arrears for at least 60 days as of March 31, 2005.

As of March 31, 2005, the deferred payments of the cash portion of the preferred stock dividend totaled approximately $109,628 and are included in dividends payable in the accompanying condensed consolidated balance sheet.

11. Discontinued Operations:

The Company accounts for certain revenues and expenses as originating from discontinued operations pursuant to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 requires that sales of long-lived assets, or the identification of assets as held for sale, be treated as discontinued operations. Any gain or loss from the disposition, and any income or expenses associated with assets held for sale, are included in the accompanying condensed consolidated statements of operations as discontinued operations.

The financial results for the assets we classified as held for sale are reflected as discontinued operations in the accompanying condensed consolidated financial statements. The operating results of discontinued operations were as follows for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005	2004
Hotel revenues	$54,230	$129,659
Hotel expenses	(48,510)	(110,384)
Interest expense	(3,748)	(7,022)
Depreciation and amortization(1)	—	(16,561)
Gain (loss) on sale of assets	22,288	(1,018)
Impairment loss	—	(1,963)
Other income (expense)	78	(144)

Income (loss) from discontinued operations	$24,338	$(7,433)

(1)	In accordance with SFAS 144, we cease depreciation on properties after they have been identified as held for sale. The depreciation expense reflected above for the three months ended March 31, 2004 was recorded before the assets were identified as held for sale.

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

12. Segment Reporting:

Our reportable segments are currently: (1) hotels and resorts and (2) other. On March 24, 2005, we completed the sale of 23 hotels. This sale constituted the disposition of all but three of our hotels in the non-proprietary branded segment. With this sale, all our hotels and resorts including the Golden Door Spa have been combined into one reportable segment. The 2004 segment data has been restated to reflect the change to the reportable segments.

The hotels and resorts segment is comprised primarily of Wyndham branded properties: Wyndham Hotels & Resorts®, Wyndham Luxury Resorts®, Wyndham Garden Hotels® and Summerfield Suites by Wyndham™. Wyndham Hotels & Resorts® are upper upscale, full-service hotel properties that contain an average of 300 hotel rooms, generally between 15,000 and 315,000 square feet of meeting space and a full range of guest services and amenities for business and leisure travelers, as well as conferences and conventions. The hotels are located primarily in the central business districts and dominant suburbs of major metropolitan markets and are targeted to business groups, meetings, and individual business and leisure travelers. These hotels offer elegantly appointed facilities and high levels of guest service. Wyndham Luxury Resorts® are five-star hotel properties that are distinguished by their focus on incorporating the local environment into every aspect of the property, from decor to cuisine to recreation. The luxury collection includes the Golden Door Spa, one of the world’s preeminent spas. Wyndham Garden Hotels® are full-service properties, which serve individual business travelers and are located principally near major airports and suburban business districts. Amenities and services generally include a three-meal restaurant, signature Wyndham Garden Hotels® libraries, and laundry and room service. Summerfield Suites by Wyndham™ offers guests the highest quality lodging in the upper upscale all-suites segment. Each suite has a fully equipped kitchen, a spacious living room and a private bedroom. Many suites feature two-bedroom, two-bath units. The hotels also have a swimming pool, exercise room and other amenities to serve business and leisure travelers.

Other includes management fee and service fee income and interest and other income, general and administrative costs, interest expense and other charges. General and administrative costs and interest expense are not allocated to each reportable segment; therefore, they are reported in the aggregate within the other segment.

The following table presents the financial information for our reportable segments:

	Three Months Ended March 31, 2005
	Hotels and Resorts	Other	Total
Revenues	$276,467	$6,154	$282,621
Operating income (loss)	67,945	(60,511)	7,434

	Three Months Ended March 31, 2004
	Hotels and Resorts	Other	Total
Revenues	$269,422	$5,233	$274,655
Operating income (loss)	58,405	(68,084)	(9,679)

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

The following table represents revenue information by geographic area for the three-month periods ended March 31, 2005 and 2004. Revenues are attributed to the United States and its territories and International based on the location of hotel properties.

	Three Months Ended March 31, 2005
	United States	International	Total
Revenues	$268,828	$13,793	$282,621

	Three Months Ended March 31, 2004
	United States	International	Total
Revenues	$262,533	$12,122	$274,655

13. Supplemental Cash Flow Disclosure:

During the three months ended March 31, 2005 and 2004, we issued stock dividends of 289,550 shares and 262,958 share of series A and series B preferred stock with a stated value of $28,955 and $26,296, respectively. We deferred payment of the cash portion of the dividend of approximately $7,306 in each of the three-month periods ended March 31, 2005 and 2004. We also issued additional stock dividends during the three months ended March 31, 2005 and 2004 of 79,292 shares and 72,115 shares of series A and series B preferred stock with a stated value of $7,929 and $7,212, respectively, in payment of additional dividends at a rate of 2.0% per annum as cash dividends on the preferred stock were in arrears for at least 60 days as of March 31, 2005 and 2004.

We recorded a decrease of $76 (net of taxes of $0) and an increase of $149 (net of taxes of $99) to other comprehensive income during the three months ended March 31, 2005 and 2004, respectively, for the change in the fair value of the effective derivatives. Also, in the three months ended March 31, 2005 and 2004, we recorded amortization of $594 (net of taxes of $0) and $890 (net of taxes of $594), respectively, to earnings as a reduction of the transitional adjustment that was recorded in other comprehensive income in 2001. We recorded a charge to earnings of $2,715 to write off expired derivatives the three months ended March 31, 2005. The charge to earnings for the write off of expired derivative instruments resulted from transition adjustments recorded upon adoption of SFAS 133, as amended, on January 1, 2001. In addition, we paid $4,708 and $12,368 in settlement payments for the ineffective hedges during the three months ended March 31, 2005 and 2004, respectively.

14. Subsequent Events:

In May 2005, certain tax concession agreements related to the operation of two hotels in Puerto Rico, which previously expired on December 31, 2003 and January 1, 2004, were renewed and extended for a period of ten years retroactively from the date of expiration. These concession agreements provide for the reduction of certain taxes, including income, excise, property, and volume of business taxes by as much as 90%. A tax concession agreement related to a third property in Puerto Rico is set to expire on December 31, 2005. We intend to file for renewal and extension of this agreement.

On May 10, 2005, we completed the refinancing of our corporate credit facilities and the majority of our outstanding mortgage debt. We entered into a $1,650,000 refinancing, extending our corporate debt maturities to 2011. This represents approximately 90 percent of our outstanding debt. Additionally, the debt pre-funds $100,000 in capital to be invested into our owned and leased properties.

On April 15, 2005, the Company entered into a definitive recapitalization agreement with certain investors in our series B preferred stock that is expected to greatly simplify our capital structure and governance. In the recapitalization, the existing classification of our common stock will be eliminated, all outstanding shares of our

WYNDHAM INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share amounts)

(unaudited)

series A and series B preferred stock (including accrued but unpaid dividends) will be converted into common stock and the existing common stockholders will continue to hold shares of our common stock. At the closing of the transaction, the holders of our series A and series B preferred stock will own approximately 85 percent of the outstanding common stock of the Company and the existing common stockholders will own approximately 15 percent of the outstanding common stock of the Company.

The recapitalization, which is structured as a merger of a subsidiary of the Company into the Company, is subject to customary closing conditions, including regulatory approvals and the approval of the holders of a majority of the voting power held by our stockholders and the holders of at least two-thirds of our series B preferred stock. The investors that are party to the recapitalization agreement have agreed to vote all of their shares of our stock, representing approximately 49 percent of the outstanding voting power of the Company and approximately 90 percent of the outstanding shares of our series B preferred stock, in favor of the transaction. It is expected that the size of our Board of Directors will be reduced from its present size of 19 members; however, it is anticipated that a majority of the existing members of our Board of Directors, including certain independent directors, will remain on the Board. The recapitalization agreement contains covenants of the Company and the investors that provide certain protections for our minority shareholders for a period of time following the closing of the recapitalization. The transaction is anticipated to be completed during the summer of 2005.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

WIND HOTELS HOLDINGS INC.,

WIND HOTELS ACQUISITION INC.

and

WYNDHAM INTERNATIONAL, INC.

Dated as of June 14, 2005

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Active Employees	Section 5.8(a)
Affiliate	Section 8.1(a)
Agreement	Preamble
AMEX	Section 8.1(b)
Bear Stearns	Section 4.7
Business Day	Section 8.1(c)
Capitalization Date	Section 3.10(a)
Certificate of Merger	Section 1.3
Certificates	Section 2.1(c)(5)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Closing	Section 1.2
Closing Date.	Section 1.2
Club Documents	Section 3.24(g)
COBRA	Section 3.18(g)
Code	Section 2.2(e)
Commitment Letter	Section 4.7
Common Stock	Recitals
Company	Preamble
Company Assets	Section 3.9(b)
Company Benefit Plans.	Section 3.18(a)
Company Board Recommendation	Section 3.3
Company Contracts	Section 3.9(c)
Company Disclosure Letter	Article III
Company Employee	Section 3.18(a)
Company Financial Advisor	Section 3.30
Company Marks	Section 8.1(d)
Company Material Adverse Effect	Section 8.1(e)
Company Organizational Documents	Section 3.5
Company Permits	Section 3.26(a)
Company Proxy Statement	Section 3.8(b)
Company Rights	Section 3.10(a)
Company SEC Reports	Section 3.12
Company Stock	Section 2.1(c)(5)
Company Stock Award	Section 2.3
Company Stock Award Plans	Section 3.10(c)
Company Stockholders Meeting	Section 3.8(b)
Company Termination Fee	Section 7.6(b)
Confidentiality Agreement	Section 5.3(b)
Continuation Period	Section 5.8(a)
Contracts	Section 8.1(f)
Debt Financing	Section 4.7
DGCL	Section 1.1
Dissenting Shares	Section 2.4(a)
Effective Time	Section 1.3
End Date	Section 7.2(a)
Environmental Costs	Section 3.22(b)(ii)
Environmental Laws	Section 3.22(a)(ii)
Environmental Matters	Section 3.22(a)(i)
Equity Funding Letter	Section 4.7

A-iv

ERISA	Section 3.18(a)
Exchange Act	Section 3.8(b)
Excluded Shares	Section 2.1(b)
Expenses	Section 5.14
Financing	Section 4.7
Foreign Competition Laws	Section 3.8(e)
Franchise Agreement Documents	Section 3.24(e)
GAAP	Section 3.13(b)
Governmental Entity	Section 3.8
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substances	Section 8.1(g)
HSR Act	Section 3.8(d)
Indebtedness	Section 3.17(a)(iv)
Indemnified Parties	Section 5.9(a)
Intellectual Property	Section 3.23
IRS	Section 3.18(b)
JPMorgan	Section 6.2(f)
Knowledge	Section 8.1(h)
Laws	Section 8.1(i)
LBREP	Section 5.20
Lease Documents	Section 3.24(b)
Leased Properties	Section 3.24(b)
Legal Actions	Section 3.16
Liabilities	Section 3.14
Licensed Intellectual Property	Section 3.23
Liens	Section 8.1(j)
Management Agreement Documents	Section 3.24(d)
Material Contracts	Section 3.17(a)(xv)
Maximum Premium	Section 5.9(c)
Merger	Recitals
Merger Consideration	Section 2.1(c)(3)
Merger Sub	Preamble
New Plans	Section 5.8(c)
Notice Date	Section 1.2
Old Plans	Section 5.8(c)
OP Units	Section 3.10(a)
Orders	Section 8.1(k)
Owned Hotels	Section 3.24(a)
Owned Intellectual Property	Section 3.23
Owned Real Properties	Section 3.24(a)
P.R. Treasury	Section 3.18(b)
PAHLP	Section 5.20
Parent	Preamble
Parent Assets	Section 4.5(b)
Parent Contracts	Section 4.5(c)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 8.1(l)
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(b)
Permits	Section 3.26(a)
Permitted Liens	Section 3.24(a)

A-v

Person	Section 8.1(m)
Post-Signing Returns	Section 5.16(a)
Preferred Stock	Section 3.10(a)
PRIRC	Section 3.18(a)
Properties	Section 3.24(a)
Recapitalization and Merger Agreement	Recitals
Recapitalization Merger	Recitals
Recapitalization Merger Effective Time	Recitals
Representatives	Section 8.1(n)
Requisite Company Vote	Section 8.1(o)
Rights Plan	Section 3.31
SEC	Section 3.8(b)
Securities Act	Section 3.12
Series A Preferred Stock	Recitals
Series B Preferred Stock	Recitals
Series C Participating Preferred Stock,	Section 3.10(a)
Series C Preferred Stock	Section 3.10(a)
Settlement Agreement	Section 3.17(a)(xiii)
Stock Award Consideration	Section 2.3
Subsidiary	Section 8.1(p)
Superior Proposal	Section 8.1(q)
Surviving Bylaws	Section 1.6
Surviving Charter	Section 1.5
Surviving Corporation	Section 1.1
Takeover Proposal	Section 8.1(r)
Tax Returns	Section 8.1(t)
Taxes	Section 8.1(s)
Termination Expenses	Section 7.6(b)
Third Party Flag Agreements	Section 3.24(c)
Treasury Regulations	Section 8.1(u)
Voting Agreement	Recitals
Wachovia	Section 4.7
WARN	Section 3.20(b)

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 14, 2005 (this “Agreement”), by and among Wind Hotels Holdings Inc., a Delaware corporation (“Parent”), Wind Hotels Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” ), and Wyndham International, Inc., a Delaware corporation (the “Company” ).

RECITALS

(a) The Company and certain of its stockholders are parties to the Recapitalization and Merger Agreement, dated as of April 14, 2005 (the “Recapitalization and Merger Agreement”), providing for, among other things, the merger of a wholly owned subsidiary of the Company with and into the Company (the “Recapitalization Merger”), and by virtue of the Recapitalization Merger, the conversion of (i) each share of Class A Common Stock, par value $0.01 per share, of the Company (“Class A Common Stock”), and Class B Common Stock, par value $0.01 per share, of the Company (“Class B Common Stock”) that is issued and outstanding immediately prior to the effective time of the Recapitalization Merger (the “Recapitalization Merger Effective Time”) into one share of a new class of common stock, par value $0.01 per share, of the Company (“Common Stock”) and (ii) each share of Series A Preferred Stock, par value $0.01 per share, of the Company (“Series A Preferred Stock”), and Series B Preferred Stock, par value $0.01 per share, of the Company (“Series B Preferred Stock”), that is issued and outstanding immediately prior to the Recapitalization Merger Effective Time into that number of shares of Common Stock equal to the exchange ratio specified therefor in the Recapitalization and Merger Agreement.

(b) The respective boards of directors of Merger Sub and the Company have approved and declared advisable, and the board of directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement.

(c) So long as this Agreement has not been terminated in accordance with its terms, the Recapitalization Merger shall not be consummated.

(d) Concurrently with the execution of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain stockholders of the Company are entering into a voting agreement with Parent under which, among other things, those stockholders have agreed, subject to the terms thereof, to (i) vote their shares of Company Stock in favor of adoption of this Agreement and (ii) take other actions in furtherance of the transactions contemplated by this Agreement (the “Voting Agreement”).

(e) Concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Blackstone Real Estate Partners IV L.P. (“Guarantor”) is entering into a guarantee with the Company which, among other things, Guarantor has agreed to (i) guarantee certain obligations of Parent and Merger Sub under this Agreement and (ii) take certain other actions in furtherance of the transactions contemplated by this Agreement (the “Guarantee”).

(e) Certain capitalized terms used in this Agreement have the meanings specified in Section 8.1.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. on the third Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” Notwithstanding the foregoing, if at any time after the date hereof all of the conditions contained in Article VI have been satisfied or waived (other than those which by their terms are to be satisfied on the Closing Date), but the approvals set forth in Section 1.2 of the Company Disclosure Letter have not been obtained, Parent shall be entitled, by delivery of written notice (the date of such notice, the “Notice Date”) to the Company within three Business Days following receipt of a Satisfaction Notice (as defined below) from the Company, to delay the Closing to the earlier of (x) the fifth Business Day following the date on which all such approvals shall have been obtained and (y) December 15, 2005; provided, however, that from and after the Notice Date, and notwithstanding anything to the contrary, (1) the conditions set forth in Section 6.2(a) or 6.2(c) of this Agreement shall be deemed satisfied (and waived by Parent and Merger Sub) for all purposes under this Agreement, (2) the condition set forth in Section 6.2(d) shall be modified such that the officer’s certificate referred to therein shall no longer be required to provide any certification as to the matters in Section 6.2(a) or Section 6.2(c) and (3) neither Parent nor Merger Sub shall be entitled to assert that the condition set forth in Section 6.2(b) was not satisfied with respect to periods on or prior to the Notice Date. On any date upon which the conditions set forth in Sections 6.1 and 6.2(a), 6.2(b) and 6.2(c) (with references in Sections 6.2(a), 6.2(b) and 6.2(c) to the “Closing Date” being deemed to be references to such date) are satisfied (or waived by Parent), the Company shall deliver written notice (a “Satisfaction Notice”) to Parent certifying to the satisfaction (or waiver) of such conditions as of such date.

Section 1.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.5 Certificate of Incorporation. The certificate of incorporation of the Company shall, at the Effective Time, be amended to read in its entirety as set forth on Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”) until amended as provided in the Surviving Charter or by applicable Laws.

Section 1.6 Bylaws. The bylaws of the Company in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter, in the Surviving Bylaws or by applicable Laws.

Section 1.7 Directors. The parties shall take all requisite action so that the directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.8 Officers. The officers of the Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.9 Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of the Company or the board of directors or stockholders of the Company, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert one or more Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, and (b) sell all of the stock, limited partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more Subsidiaries at a price designated by Parent; provided, however, that (i) the Company shall not be required to take any action in contravention of any organizational document or other Material Contract relating to any applicable Subsidiary, (ii) any such actions or transactions shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Section 6.1 and 6.2 have been satisfied or waived and that Parent and Merger Sub are prepared to proceed immediately with the Closing (it being understood that in any event the transactions described in clauses (a) and (b) will be deemed to have occurred prior to the Closing), and (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent or Merger Sub under this Agreement, including payment of the Merger Consideration. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 1.9. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company shall be deemed to apply to, or deemed breached or violated by, any of the transactions contemplated by this Section 1.9.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Company Stock.

(1) Each share of Series A Preferred Stock and Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash, without interest, equal to the quotient obtained by dividing (a) $1,195,033,723 by (b) the aggregate number of issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock immediately prior to the Effective Time (rounded to the nearest cent); provided, that the per share Merger Consideration for each share of Preferred Stock shall in no event exceed $72.17 per share;

(2) Each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $1.15 in cash, without interest;

(3) Each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $1.15 in cash, without interest;

in the case of clauses (1)-(3), above, other than Excluded Shares and Dissenting Shares (the applicable consideration to be paid pursuant to either Section 2.1(c) is referred to herein as the “Merger Consideration”); and

(4) All accrued and unpaid dividends on issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock if any, shall, as of the Effective Time, be cancelled without any consideration being payable in respect thereof.

(5) All shares of Common Stock, Class A Common Stock, Class B Common Stock, Series A Preferred Stock and Series B Preferred Stock (collectively, “Company Stock”) that have been converted pursuant to Section 2.1(c) shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented those shares (“Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration upon surrender of their Certificates in accordance with Section 2.2.

Section 2.2 Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion.

(b) Payment Fund. Promptly following the Effective Time, on the Closing Date, Parent shall provide funds to the Paying Agent in amounts necessary for the payment of the aggregate Merger Consideration payable under Section 2.1(c) upon surrender of Certificates. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of Certificates to the Paying Agent and (B) instructions for surrendering Certificates.

(ii) Surrender of Certificates. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of that Certificate less any required withholding of Taxes. Any Certificates so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate and the shares of Company Stock formerly represented by it.

(d) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Stock that were outstanding immediately prior to the Effective Time.

(e) Required Withholding. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any Merger Consideration payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under (i) the Internal Revenue Code of 1986 (the “Code”), (ii) any applicable state, local or foreign Tax Laws or (iii) any other applicable Laws. To the extent that any amounts are so deducted and withheld, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(f) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Laws.

(g) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Payment Fund, and any amounts in excess of the amounts payable under Section 2.1(c) shall be paid promptly to Parent.

(h) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates who has not complied with this Article II shall look only to Parent for payment of the applicable Merger Consideration.

(i) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form and amount reasonably required by Parent as indemnity against any claim that may be made against Parent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent shall pay the applicable Merger Consideration to such Person in exchange for such lost, stolen or destroyed Certificate.

Section 2.3 Stock Options and Restricted Unit Awards. The Company shall take all requisite action so that, as of the Effective Time, each restricted unit award and each option to acquire shares of Class A Common Stock or Common Stock, as applicable (each, a “Company Stock Award”), outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of that Company Stock Award, shall be converted into the right to receive an amount in cash, without interest, equal to the Stock Award Consideration multiplied by the aggregate number of shares of Class A Common Stock or Common Stock, as applicable in respect of such restricted unit awards and options, immediately prior to the Effective Time. “Stock Award Consideration” means (x) in the case of an option, the excess, if any, of the Merger Consideration payable in respect of Common Stock or Class A Common Stock, as applicable, over the per share exercise or purchase price of the applicable Company stock option and (y) in the case of a restricted unit award, Merger Consideration payable in respect of Common Stock or Class A Common Stock, as applicable, as the same is required to be paid in respect of the restricted unit award in accordance with the terms thereof. The payment of the Stock Award Consideration to the holder of a Company Stock Award shall be reduced by any income or employment Tax withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Laws or (iii) any other applicable Laws. To the extent that any amounts are so withheld, those amounts shall be treated as having been paid to the holder of that Company Stock Award for all purposes under this Agreement. All Company Stock Awards shall be cancelled and all Company Stock Award Plans shall terminate at the Effective Time.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Stock outstanding immediately prior to the Effective Time for which the holder thereof (i) has not voted in favor of the

Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (x) all Dissenting Shares shall be cancelled and cease to exist and (y) the holder or holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate formerly representing such shares in accordance with Section 2.2.

(c) The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Company Stock, the withdrawals of such demands, and any other instrument served on the Company under the provisions of Section 262 of the DGCL and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not offer or agree to make or make any payment with respect to any demands for appraisal or offer to settle or settle any such demands without the prior written consent of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter (with reference to the section of this Agreement to which the information stated in such disclosure letter relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to another section of such disclosure letter that relates to a representation or representations made elsewhere in Article III of this Agreement reasonably apparent shall be deemed to be an exception to such representation or representations notwithstanding the omission of a reference or cross reference thereto) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and, subject to adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The board of directors of the Company has adopted resolutions: (a) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement; (b) declaring that it is in the best interests of the stockholders of the Company that the Company enters into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; (c) directing that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; and (d) recommending to the stockholders of the Company that they adopt this Agreement (collectively, the “Company Board Recommendation”). The Company Board Recommendation was adopted prior to the execution of this Agreement unanimously by those directors present at the meeting at which this Agreement was adopted. The Class B Directors (as defined in the Restated Certificate of Incorporation of the Company) have unanimously voted to determine that none of the execution, delivery or performance of this Agreement or the Voting Agreement or the consummation of the transactions contemplated hereby or thereby shall constitute a “Change in Control” for purposes of the Certificate of Designation of the Company’s Series A Convertible Preferred Stock or the Certificate of Designation of the Company’s Series B Convertible Preferred Stock. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws related to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 3.5 Organizational Documents. The Company has made available to Parent correct and complete copies of the certificates of incorporation and bylaws (or the equivalent organizational documents), each as amended to date, of the Company and each of its material Subsidiaries, in each case as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”). Neither the Company nor any Subsidiary is, nor has the Company been, in violation of any of the Company Organizational Documents in any material respect.

Section 3.6 Minute Books. The Company has made available to Parent correct and complete copies of the minutes of all meetings of the stockholders, the boards of directors and each committee of the boards of directors of the Company and each of its Subsidiaries held since January 1, 2003; provided that the Company shall not be obligated to make available any minutes of meetings to the extent they relate to other bidders in connection with any potential sale of the Company or any of its material assets or otherwise related to deliberations by the board of directors of the Company with respect to the consideration of strategic alternatives.

Section 3.7 Subsidiaries. A correct and complete list of all Subsidiaries of the Company and other Persons in which the Company owns, directly or indirectly, capital stock or other equity interests, together with their respective jurisdictions of organization and the percentage of the outstanding capital stock or other equity interests of each such Subsidiary or other Person that is held by the Company or any Subsidiary of the Company is set forth in Section 3.7 of the Company Disclosure Letter. Except as set forth in Section 3.7 of the Company Disclosure Letter, (a) each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens and (b) the Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company.

Section 3.8 Governmental Authorizations. Except as set forth in Section 3.8 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement (other than the Recapitalization Merger) do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) an amendment to the Company’s proxy statement/prospectus filed with the SEC in connection with the Recapitalization Merger (the “Company Proxy Statement”), so that it will also relate to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) or the Securities Act;

(c) compliance with the AMEX rules and regulations;

(d) the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(e) compliance with applicable foreign competition laws (collectively, “Foreign Competition Laws”);

(f) any applicable state, federal or foreign Laws governing gaming activities or the sale of liquor; and

(g) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Notwithstanding anything to the contrary in this Agreement, the failure to obtain approvals, consents or authorizations in respect of or related to the matters referred to in Section 3.8(f) shall not be a condition to the Closing or be deemed, individually or in the aggregate, to have, result in, or cause a Company Material Adverse Effect.

Section 3.9 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries, including Intellectual Property (“Company Assets”), are bound (in each case, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.8 have been obtained or made), other than as would not have a Company Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) or result in a material loss of a material benefit under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound (collectively, “Company Contracts”) or any Company Permit, other than as set forth in Section 3.9(c) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contracts or any Company Permits, other than as set forth in Section 3.9(d) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations or give rise to a right or obligation to purchase or sell assets or securities under any Company Contracts, other than as set forth in Section 3.9(e) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any Company Assets, other than as set forth in Section 3.9(f) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect.

Section 3.10 Capitalization; Options.

(a) As of the date of this Agreement, the Company’s authorized capital stock consists solely of 750,000,000 shares of Class A Common Stock, 750,000,000 shares of Class B Common Stock, and 150,000,000 shares of preferred stock, par value $.0l per share (the “Preferred Stock”). As of June 9, 2005 (the “Capitalization Date”), 172,791,295 shares of Class A Common Stock were issued and outstanding, an additional 4,931,692 shares of restricted stock issued under the Company Stock Award Plans were subject to vesting restrictions as of such date, no shares of the Company’s Class B Common Stock were issued and outstanding and 16,181,124.78 shares of Preferred Stock were issued and outstanding, of which 74,167.71 shares are designated Series A Preferred Stock and 16,106,957.07 shares are designated Series B Preferred Stock. As of the Capitalization Date, (i) options to purchase 8,230,037 shares of Class A Common Stock at a weighted average per share exercise price of $5.07 were outstanding and 16,305,874 shares of Class A Common Stock were available for future issuance in connection with stock options under the Company Stock Award Plans (including 8,230,037 shares reserved pursuant to outstanding options), (ii) there were 320,910 partnership units in Patriot American Hospitality Partnership, L.P. or Wyndham International Operating Partnership, L.P. outstanding (collectively, the “OP Units”) and 320,910 shares of Class A Common Stock are reserved for issuance upon the redemption of the OP Units and (iii) there were 11,000,000 shares of Class A Common Stock reserved for issuance in connection with the Stipulation of Settlement, dated as of February 28, 2005 relating to In re: Patriot American Hospitality, Inc. Securities Litigation. Under the Company’s Rights Plan, the board of directors of the Company created a series of 5,000,000 shares of preferred stock designated as the “Series C Participating Preferred Stock,” par value $0.01 per share (the “Series C Preferred Stock”), which are issuable in connection with the rights to purchase those shares (the “Company Rights”) issued under the Rights Plan. No Company Stock is held in the treasury of the Company or by any Subsidiary. Since the Capitalization Date through the date of this Agreement, other than in connection with the issuance of shares of Class A Common Stock pursuant to the exercise of, or lapse of restrictions under, Company Stock Awards outstanding as of the Capitalization Date, there has been no change in the number of shares of outstanding capital stock of the Company or the number of outstanding Company Stock Awards. Except as set forth above or as set forth in Section 3.10(a) of the Company Disclosure Letter, as of the date hereof, there are no shares of capital stock or securities convertible into or exchangeable for or rights to acquire shares of capital stock of the Company authorized, issued, outstanding or reserved for issuance. Assuming the Recapitalization Merger Effective Time had occurred immediately prior to the execution and delivery of this Agreement, the holders of Class A Common Stock would hold an aggregate of 172,791,295 shares of Common Stock, the holders of Series A Preferred Stock would hold an aggregate of 4,763,086.67 shares of Common Stock, the holders of Series B Preferred Stock would hold an aggregate of 1,034,396,672.33 shares of Common Stock and no shares of Common Stock would be issued in respect of Class B Common Stock, in each case, subject to the exercise of applicable dissenter rights. As of the date of this Agreement, the shares of Series A Preferred Stock, in the aggregate, (i) had an aggregate Liquidation Preference (as such term is defined in the Certificate of Designation of Series A Preferred Stock of the Company) equal to $7,919.628 and (ii) were convertible into an aggregate of 863,312.14 shares of Class A Common Stock. As of the date of this Agreement, the shares of Series B Preferred Stock, in the aggregate, (i) had an aggregate Liquidation Preference (as such term is defined in the Certificate of Designation of Series B Preferred Stock of the Company) equal to $1,719,900,876 and (ii) were convertible into an aggregate of 187,484,980.30 shares of Class B Common Stock.

(b) All shares of Company Stock that are outstanding are, and all shares of Company Stock (including all shares of Common Stock to be issued in the Recapitalization Merger) that are subject to issuance, upon issuance prior to the Effective Time upon the terms and subject to the conditions specified in the instruments under which they are issuable will be, duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(c) The Company has made available to Parent correct and complete copies of all stock award plans set forth on Section 3.10(c) of the Company Disclosure Letter (the “Company Stock Award Plans”) and all forms of options and other stock-based awards issued under those Company Stock Award Plans.

(d) Each outstanding share of capital stock, each limited liability company membership interest and each partnership interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights, other than as set forth in Section 3.10(d) of the Company Disclosure Letter.

(e) Except as set forth in this Section 3.10 and as set forth in Section 3.10(e) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to, make any investment in (whether in the form of a loan, capital contribution or otherwise) or provide any guarantee with respect to (A) any Subsidiary of the Company or (B) any other Person.

(f) As of the date of this Agreement, the only outstanding Indebtedness for borrowed money of the Company and the Subsidiaries is set forth in Section 3.10(f) of the Company Disclosure Letter.

Section 3.11 Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement, the Merger and the transactions contemplated thereby, except as may be required under the Recapitalization and Merger Agreement.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, there are no stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary, other than the Voting Agreement. There are no bonds, debentures, notes or other instruments of Indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.12 SEC Reports. The Company has timely filed with the SEC, and has made available to Parent correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2002 (collectively, the “Company SEC Reports”). The Company SEC Reports (a) were prepared in accordance with the requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Laws and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service. The Company has made available to Parent copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Subsidiaries, on the other hand, since January 1, 2003 through the date of this Agreement.

Section 3.13 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Reports (including, in each case, any notes thereto):

(a) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(b) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(c) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments). Except as set forth in Section 3.13(c) of the Company Disclosure Letter, all of the Subsidiaries are consolidated for accounting purposes.

Section 3.14 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2005 or the footnotes thereto set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

(b) Liabilities incurred since March 31, 2005 in the ordinary course of business consistent with past practices that would not have a Company Material Adverse Effect; and

(c) Liabilities set forth in Section 3.14(c) of the Company Disclosure Letter.

Section 3.15 Absence of Certain Changes. Except as set forth in Company SEC Reports filed at least two Business Days prior to the date of this Agreement, since March 31, 2005, the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practices and:

(a) there has not been any Company Material Adverse Effect; and

(b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 5.1, other than as set forth in Section 3.15 of the Company Disclosure Letter or any action described in clause (ii) of Section 5.1(k).

Section 3.16 Litigation. Except as set forth in Company SEC Reports filed at least two Business Days prior to the date of this Agreement, and except as set forth in Section 3.16 of the Company Disclosure Letter, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against (a) the Company or any of its Subsidiaries or the Company Assets or (b) any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, in each case other than Legal Actions that would not have a Company Material Adverse Effect. There are no Orders outstanding against the Company or any of its Subsidiaries or the Company Assets other than Orders that would not have a Company Material Adverse Effect. Other than pursuant to Company Organizational Documents or as set forth in Section 3.18(a) of the Company Disclosure Letter, no Contract between the Company or any Subsidiary and any current or former director or officer exists that provides for indemnification.

Section 3.17 Contracts.

(a) Section 3.17(a) of the Company Disclosure Letter contains a list of the following Company Contracts as of the date hereof:

(i) any lease of real or personal property, with third parties other than the Company or any Subsidiaries, providing for annual rentals of $500,000 or more;

(ii) any Contract, with the exception of the management agreements set forth in Section 3.24(c) or (d) of the Company Disclosure Letter and the franchise agreements set forth in Section 3.24(c) or (e) of the Company Disclosure Letter, for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable without material penalty on 90 days notice by the Company or the Subsidiaries and that provides for or is reasonably likely to require either (A) annual payments from the Company and the Subsidiaries of $500,000 or more, or (B) aggregate payments from the Company and the Subsidiaries of $5,000,000 or more;

(iii) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture which is not a wholly-owned Subsidiary of the Company;

(iv) any Contract (other than among consolidated Subsidiaries) under which Indebtedness for borrowed money is (including guarantees) outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness or the incurrence of Liens or restricting the payment of dividends or the transfer of any Property (except, with respect to the transfer of Leased Properties, restrictions contained in the Lease Documents). “Indebtedness” means, without duplication, (A) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (B) obligations under conditional sale or other title retention Contracts relating to purchased property, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (E) guarantees of any Indebtedness of the foregoing of any other person;

(v) any Contract currently required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(vi) any Contract that purports to limit in any material respect the right of the Company or the Subsidiaries (A) to engage in any line of business, or (B) to compete with any person or operate in any location;

(vii) any Contract providing for the sale or exchange of, or option to sell or exchange, any Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate entered into in the past 18 months or in respect of which the applicable transaction had not been consummated;

(viii) any Contract entered into in the past 18 months or in respect of which the applicable transaction had not been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (vii) of this Section 3.17(a)) or capital stock or other equity interests of another person for aggregate consideration in excess of $500,000, in each case other than in the ordinary course of business and in a manner consistent with past practice;

(ix) any Contract pursuant to which the Company or any of its Subsidiaries manages any real property;

(x) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Properties, under which the Company or any of its Subsidiaries has, or expects to incur, an obligation in excess of $1,000,000 in the aggregate that has not been satisfied as of the date hereof;

(xi) any advertising or other promotional Contract providing for payment by the Company or any Subsidiary of $750,000 or more;

(xii) the Recapitalization and Merger Agreement or any related Contract with any of the parties thereto;

(xiii) any Contract to which the Company or any of its Subsidiaries has continuing indemnification obligations (other than Contracts entered into in the ordinary course of business) or potential liability under any purchase price adjustment that, in each case, could reasonably be expected to result in future payments of more than $1,000,000 or any Contract (a “Settlement Agreement”) relating to the settlement or proposed settlement of any Legal Action, which involves the issuance of equity securities or the payment of an amount, in any such case, having a value of more than $1,000,000;

(xiv) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and its Subsidiaries; and

(xv) any Contract (other than Contracts referenced in clauses (i) through (xiv) of this Section 3.17(a)) which by its terms calls for payments by the Company and the Subsidiaries in excess of $5,000,000 (the Contracts described in clauses (i) through (xv) and those required to be identified in Sections 3.17(c),

3.18(a), 3.19, 3.20(a), 3.24(b), 3.24(c), 3.24(d) and 3.24(e) and 3.24(h) of the Company Disclosure Letter, in each case together with all exhibits and schedules thereto being, the “Material Contracts”);

(b) Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary is and, to the Company’s Knowledge, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company or any of the Subsidiaries has received any claim of default under any such Material Contract, and (iii) to the Company’s Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Except as would not have a Company Material Adverse Effect, each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

(c) Except as disclosed in the Company’s Registration Statement on Form S-4 filed May 2, 2005, there are no Contracts or material transactions between the Company or any Subsidiary, on the one hand, and any (i) officer or director of the Company or any Subsidiary, (ii) record or beneficial owner of five percent or more of the voting securities of the Company, or (iii) associate (as defined in Rule 12b-2 under the Exchange Act) or affiliate of any such officer, director or record or beneficial owner, on the other hand, except those of a type available to employees generally or as set forth in Section 3.18 of the Company Disclosure Letter.

Section 3.18 Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter contains a correct and complete list of (i) each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA and (ii) each other stock purchase, stock option, severance, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, under which (A) any past or present director, officer, employee or consultant of the Company (each a “Company Employee”) has any present or future right to benefits or (B) the Company has any present or future Liabilities. All such plans, agreements, programs, policies, commitments and arrangements (whether or not set forth in Section 3.18(a) of the Company Disclosure Letter) are collectively referred to as the “Company Benefit Plans.” All references to the “Company” in this Section 3.18 shall refer to the Company and any member of its “controlled group” within the meaning of Section 414 of the Code and Section 1028 of the Puerto Rico Internal Revenue Code (“PRIRC”).

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent correct and complete copies of: (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications; (iii) the most recent annual report (including all schedules); (iv) the most recent actuarial valuation report (if any), annual audited financial statements and opinion; (v) the Form 5500 and attached schedules; (vi) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); (vii) under Section 1165(a) of the PRIRC, the most recent determination letter received from the Puerto Rico Treasury Department (the “P.R. Treasury”); (viii) if the plan is intended to qualify under Section 1046 of the PRIRC, the most recent determination letter from the P.R. Treasury; and (ix) all material communications with any Governmental Entity given or received within the past three years.

(c) All amounts properly accrued as liabilities or expenses of any Company Benefit Plan have been properly reflected in the most recent financial statements contained in the Company SEC Reports, to the extent required by GAAP. Since the date of such financial statements, there has been no amendment or change in interpretation by the Company relating to any Company Benefit Plan which would materially increase the cost of such Company Benefit Plan.

(d) The Company Disclosure Letter, the Company does not maintain or contribute to, and has not within the preceding five years maintained or contributed to, or had during such period the obligation to maintain or contribute to, nor does the Company have any unsatisfied obligation with respect to, any Company Benefit Plan that constitutes a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company does not maintain or contribute to, and has not within the preceding five years maintained or contributed to, or had during such period the obligation to maintain or contribute to, or have any unsatisfied obligation with respect to, any “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) or any “multiple employer plan” (within the meaning of the Code or ERISA).

(e) Each Company Benefit Plan has been established and administered in compliance in all material respects with its terms and all applicable Laws. Each Company Benefit Plan that requires registration with a Governmental Entity has been so registered. Except as set forth in Section 3.18(e) of the Company Disclosure Letter, with respect to each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code or 1165 of the PRIRC, as the case may be, (i) such plan has been issued a favorable determination letter by the IRS and P.R. Treasury, as the case may be, with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and under Section 1165 of the PRIRC and (iii) no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption. With respect to each Company Benefit Plan, except as set forth in Section 3.18(e)(z) of the Company Disclosure Letter, which is intended to qualify under Section 1046 of the PRIRC, such plan has been issued the corresponding approval from the P.R. Treasury. With respect to each Company Benefit Plan, (x) no Legal Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (y) no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Actions, and (z) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other Governmental Entities are pending, in progress or, to the Knowledge of the Company, threatened (including any routine requests for information from the PBGC).

(f) Each Company Benefit Plan which is a “group health plan” within the meaning of Section 607(1) of ERISA is in compliance in all material respects with the provisions of the Consolidated Omnibus Budget Recommendation Act of 1985 (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 and other applicable Laws.

(g) Except as set forth in Section 3.18(g) of the Company Disclosure Letter, there are no: (i) Company Benefit Plans under which welfare benefits are provided to Company Employees beyond their retirement or other termination of service, other than coverage mandated by COBRA, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws (collectively, “COBRA”), the cost of which is fully paid by such Company Employees or their dependents; or (ii) unfunded Company Benefit Plan obligations with respect to any Company Employees that are not fairly reflected by reserves shown on the most recent financial statements contained in the Company SEC Reports. The provision of postretirement welfare benefits under any Company Benefit Plan (other than those required to be provided under COBRA or any employment agreement set forth in Section 3.18(a) of the Company Disclosure Letter) may be terminated at any time by the Company without Liability to the Company.

(h) Except as set forth in Section 3.18(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any Company Employee; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code, (v) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity based award, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in section 280G(b)(1) of the Code.

(i) Neither the Company nor any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(j) Except as provided in Section 3.18(j) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract providing a future obligation, or has communicated any intention to any Company Employee, to create any additional Company Benefit Plans or to modify any existing Company Benefit Plan.

(k) Except as disclosed in Section 3.18(k) of the Company Disclosure Letter, no capital stock or other securities of the Company or any of its Subsidiaries forms or has formed a material part of the assets of any Company Benefit Plan.

(l) Except as set forth in Section 3.18(l) of the Company Disclosure Letter, no Company Benefit Plan is maintained outside the jurisdiction of the United States or Puerto Rico or covers Company Employees outside of the United States and Puerto Rico.

Section 3.19 Executive and Director Loans. Except as set forth in Section 3.19 of the Company Disclosure Letter, there are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (within the meaning of Rule 3b-7 under the Exchange Act) or director of the Company. Since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Subsidiaries has made any loans to any such executive officers or directors.

Section 3.20 Labor Relations.

(a) Except as set forth in Section 3.20(a) (i) of the Company Disclosure Letter, none of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted. Except as set forth in Section 3.20(a) (ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collectively bargaining agreement or other labor contract. Neither the Company nor any of its Subsidiaries currently has, nor to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law within the last six months which remains unsatisfied.

Section 3.21 Taxes. Except as set forth in Section 3.21 of the Company Disclosure Letter:

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects, except for Tax Returns as to which the failure to so file or be true, complete and correct in all material respects would not have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid, or will timely pay prior to Closing, all material Taxes due and payable, and have made adequate provision in accordance with GAAP for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement, except for Taxes as to which the failure to pay or adequately provide for would not have a Company Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not have a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries except for such audits and proceedings that would not have a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.

(f) No material claim in writing has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax in such jurisdiction.

Section 3.22 Environmental Matters. Except as set forth in Section 3.22 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries are and have been continuously in compliance with:

(i) all applicable Laws relating to (A) pollution, contamination, protection of the environment or public or employee health and safety, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, arranging for disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii) all applicable Orders and Permits relating to Environmental Matters (collectively, “Environmental Laws”).

(b) To the Knowledge of the Company, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents or actions:

(i) that have given rise or could reasonably be expected to give rise to any Liabilities of the Company or any of its Subsidiaries under any Environmental Laws;

(ii) that have required or could reasonably be expected to require the Company or any of its Subsidiaries to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters (collectively, “Environmental Costs”); or

(iii) that have formed or could reasonably be expected to form the basis of any Legal Action against or involving the Company or any of its Subsidiaries arising out of or relating to any Environmental Matters.

(c) Neither the Company nor any of its Subsidiaries has received any notice or other communication: (i) that any of them is or may be a potentially responsible Person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws or the requirements of any environmental Permits; or (iii) that any of them is requested or required by any Governmental Entity or any other Person to perform or fund any investigatory or remedial activity or other action in connection with any actual or alleged release or threatened release of Hazardous Substances or any other Environmental Matters.

This Section 3.22 shall be the only representation made by the Company with respect to Environmental Laws, Environmental Matters, Hazardous Substances or Environmental Costs.

Section 3.23 Intellectual Property. Except as set forth in Section 3.23 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company or any Subsidiary that the conduct of the business of the Company and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party; (ii) the Company or a Subsidiary owns or is licensed to use or otherwise has the right to use all Intellectual Property as currently used in the operation of its respective business, in accordance with the terms of any applicable license agreement governing Licensed Intellectual Property (as defined below); (iii) the Company or a Subsidiary owns the entire right, title and interest in and to each item of Intellectual Property purported to be owned by the Company or a Subsidiary, subject to any Liens, licenses or other rights granted (the “Owned Intellectual Property”), none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the Knowledge of the Company, the Owned Intellectual Property is valid and enforceable; (iv) to the Knowledge of the Company, no person is engaging in any activity that infringes upon the Owned Intellectual Property; (v) to the Knowledge of the Company, each license of Intellectual Property licensed to the Company or a Subsidiary (the “Licensed Intellectual Property”) is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (vi) to the Knowledge of the Company, no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; (vii) the Company has taken commercially reasonable actions (including executing non-disclosure and intellectual property assignment agreements) to protect, preserve and maintain the Owned Intellectual Property; and (viii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall adversely affect any of the Company’s rights with respect to the Owned Intellectual Property or the Licensed Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all U.S., state and foreign (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, (iv) trade secrets under applicable law, including confidential and proprietary information and know-how and (v) all substantially similar rights, however such rights are denominated under applicable law.

Section 3.24 Real Property.

(a) Section 3.24(a) of the Company Disclosure Letter lists each hotel (collectively, the “Owned Hotels”), and certain other parcels of real property currently owned by the Company or any Subsidiary, and sets forth the Company or the applicable Subsidiary owning such property. The Company has made available to Parent legal descriptions of each material parcel of real property (including each of the Owned Hotels) currently owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Properties”; the Owned Real Properties together with the Leased Properties (defined below), collectively, the “Properties”). The Company or the applicable Subsidiary set forth on Section 3.24(a) of the Company Disclosure Letter owns fee simple title to the Owned Real Properties, free and clear of all Liens, other than (i) Liens for current real estate taxes and assessments not yet due and payable or Liens for income and similar taxes that are being contested in good faith and for which the Company has made adequate provision in accordance with GAAP, (ii) inchoate mechanics’

and materialmen’s Liens for construction in progress, (iii) to the extent such Liens would not have a Company Material Adverse Effect, (A) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, (B) all matters of record, and (C) all Liens and other imperfections of title and encumbrances that are typical for the applicable property type and locality and which would not reasonably be expected to materially interfere with the conduct of the business of the Company or such Subsidiary; and (iv) all matters disclosed in zoning reports or instruments or agreements of record made available to the Parent prior to the date of this Agreement (collectively, “Permitted Liens”). Except as disclosed in Section 3.24(a) of the Company Disclosure Schedules, none of the Owned Hotels or Leased Properties is subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. Neither the Company nor any Subsidiary is in violation of any material covenants, conditions or restrictions of record affecting any Properties which violations would have a Company Material Adverse Effect.

(b) Section 3.24(b) of the Company Disclosure Letter lists each hotel property currently leased or subleased by the Company or any Subsidiary from a third party other than the Company or any Subsidiary (collectively, the “Leased Properties”) and sets forth the Company or the Subsidiary holding such leasehold interest, the date of the lease and each material amendment, guaranty or other agreement relating thereto (collectively, the “Lease Documents”). The Company or the applicable Subsidiary owns a valid leasehold interest in the Leased Properties, free and clear of all Liens other than Permitted Liens. True, correct and complete copies of all Lease Documents have been made available to Parent. Each of the Lease Documents is valid, binding and in full force and effect as against the Company or the Subsidiaries and, to the Company’s Knowledge, as against the other party thereto. As of the date hereof, to the Company’s Knowledge, neither the Company nor any Subsidiary or other party is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any of the Lease Documents and none of the Company or any of the Subsidiaries has received or given any notice of default under any such agreement which remains uncured.

(c) Section 3.24(c) of the Company Disclosure Letter lists each management, franchise, license or other agreement providing for the management of any Owned Hotel or Leased Property by any party other than the Company or any Subsidiary and sets forth the Company or any such Subsidiary party to such agreement, the date of such agreement and each amendment, guaranty, or other agreement binding on the Company or any Subsidiary and relating thereto (collectively, “Third Party Flag Agreements”). True, correct and complete copies of each Third Party Flag Agreement have been made available to Parent. Each Third Party Flag Agreement is valid, binding and in full force and effect as against the Company or the Subsidiaries, and, to the Company’s Knowledge, as against the other party thereto.

(d) Section 3.24(d) of the Company Disclosure Letter lists each management agreement pursuant to which the Company or any Subsidiary manages or operates any real property on behalf of any third party owner other than the Company or any Subsidiary, and describes the property that is subject to such management agreement, the Company or the Subsidiary that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the Company or any Subsidiary and relating thereto (collectively, the “Management Agreement Documents”). True, correct and complete copies of all Management Agreement Documents have been made available to Parent. Each of the Management Agreement Documents is valid, binding and in full force and effect as against the Company or the Subsidiaries and, to the Company’s Knowledge, as against the other party thereto.

(e) Section 3.24(e) of the Company Disclosure Letter lists each agreement pursuant to which the Company or any Subsidiary grants any rights to any third party (other than the Company or any Subsidiary) to operate any property utilizing any of the Owned Intellectual Property or the Licensed Intellectual Property, and describes the property that is subject to such agreement, the Company or the Subsidiary that is a party, the date of such franchise agreement and each material amendment, guaranty or other instruments binding on the Company or any Subsidiary and relating thereto (collectively, the “Franchise Agreement Documents”). True, correct and complete copies of all Franchise Agreement Documents have been made available to Parent. Each of the Franchise Agreement Documents is valid, binding and in full force and effect as against the Company or the Subsidiaries and, to the Company’s Knowledge, as against the other party thereto.

(f) There are no latent defects or adverse physical conditions affecting any Property or the improvements thereon, other than those that would not have a Company Material Adverse Effect.

(g) With respect to each private club operated at any of the Properties, to the Company’s Knowledge, all material documents in the possession of the Company (collectively, the “Club Documents”) have been made available to Parent. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, (i) neither the Company nor any Subsidiary has received any written notice of any default by the Company or any Subsidiary under the Club Documents, and (ii) no event has occurred which, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary under the Club Documents.

Section 3.25 Personal Property. Except as set forth in Section 3.25 of the Company Disclosure Letter, the Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal Company Assets owned, used or held for use by them, except as would not have a Company Material Adverse Effect. Except as set forth in Section 3.25 of the Company Disclosure Letter, neither the Company’s nor any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Liens that would not have a Company Material Adverse Effect.

Section 3.26 Permits; Compliance with Laws.

(a) Except as set forth in Section 3.26 of the Company Disclosure Letter, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses (including gaming and liquor licenses), easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except as would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except as would not have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is, nor since January 1, 2002 has been, in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, except as would not have a Company Material Adverse Effect.

Section 3.27 Insurance. Section 3.27 of the Company Disclosure Letter sets forth a complete and correct list of all material insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect or as set forth in Section 3.27 of the Company Disclosure Letter: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) to the Knowledge of the Company, as of the date hereof no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (d) as of the date hereof no notice of cancellation or termination has been received; and (e) the policy is sufficient for compliance with all requirements of Law and the express requirements of all Contracts to which the Company or the Subsidiaries are parties or otherwise bound. The

Company and its Subsidiaries maintain, and have maintained without interruption, policies or binders of insurance covering risks and events and in amounts adequate for their respective businesses and operations to the extent customary in the industry in which they operate. Except as set forth in Section 3.27 of the Company Disclosure Letter, such policies will not terminate as a result of the consummation of the transactions contemplated by this Agreement.

Section 3.28 Takeover Statutes. The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement. Except as set forth in Section 3.28 of the Company Disclosure Letter, no other takeover statutes apply or purport to apply to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement.

Section 3.29 Interested Party Transactions. Except as set forth on Section 3.29 of the Company Disclosure Letter, between the date of the Company’s last annual meeting proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.30 Opinion of Financial Advisor. J.P. Morgan Securities Inc. (the “Company Financial Advisor”) has delivered to the board of directors of the Company its written opinion to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the stockholders of the Company from a financial point of view. The Company has made available to Parent a complete and correct copy of such opinion. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

Section 3.31 Rights Agreement. The Company has delivered or made available to the Parent a correct and complete copy of the Rights Agreement dated as of June 29, 1999, as amended (the “Rights Plan”) between the Company and American Stock Transfer and Trust Company, including all exhibits thereto. The Company has taken all necessary action so that neither of the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) cause the Company Rights to become exercisable, (b) cause any person to become an Acquiring Person (as defined in the Rights Agreement) or (c) give rise to a Distribution Date or a Triggering Event (each as defined in the Rights Plan).

Section 3.32 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor, Bear Stearns & Co. Inc., Morgan Stanley & Co. Inc. and Eastdil Realty Company, L.L.C. is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a correct and complete copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

Section 3.33 Information Supplied. None of the information included or incorporated by reference in the Company Proxy Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented, at the time it becomes effective under the Securities Act, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the disclosure letter (with specific reference to the section of this Agreement to which the information stated in such disclosure letter relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to another section of such disclosure letter that relates to a representation or representations made elsewhere in Article IV of this Agreement reasonably apparent shall be deemed to be an exception to such representation or representations notwithstanding the omission of a reference or cross reference thereto) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The board of directors of Parent has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of Merger Sub has unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws related to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act or the Securities Act;

(c) the pre-merger notification required under the HSR Act;

(d) compliance with the Foreign Competition Laws;

(e) any applicable state or federal Laws governing gaming activities or the sale of liquor; and

(f) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Notwithstanding anything to the contrary in this Agreement, the failure to obtain approvals, consents or authorizations in respect of or related to the matters referred to in Section 4.4(e) shall not be a condition to the Closing.

Section 4.5 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made other than as would not have a Parent Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as set forth in Section 4.5(c) of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as set forth in Section 4.5(d) of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect.

Section 4.6 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.7 Capital Resources. Parent has delivered to the Company correct and complete copies of (a) an executed commitment letter from Blackstone Real Estate Partners IV L.P. to provide equity financing in an aggregate amount of $550,000,000 (the “Equity Funding Letter”), and (b) an executed commitment letter (the “Commitment Letter”) from Bear Stearns Commercial Mortgage, Inc. (“Bear Stearns”) and Wachovia Bank, N.A. (“Wachovia”) pursuant to which Bear Stearns and Wachovia have committed to provide Parent and certain existing or future subsidiaries of Merger Sub with financing in an aggregate amount of $2,800,000,000 (the “Debt Financing” and together with the financing referred to in clause (a) being collectively referred to as the “Financing”). The Equity Funding Letter, in the form so delivered, is a legal, valid and binding obligation of the parties thereto and is in full force and effect as of the date hereof. The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under either the Equity Funding Letter or the Commitment Letter. Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Funding Letter or the Commitment Letter. Parent has fully paid any and all commitment fees and other fees required by the Commitment Letter to be paid as of the date hereof. Parent shall have at the Closing and at the Effective Time proceeds in connection with the Financing in an amount equal to up to $3,350,000,000 which will provide Parent in this Article IV with acquisition financing at the Effective Time sufficient to consummate the Merger upon the terms contemplated by this Agreement.

Section 4.8 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its affiliates before any Governmental Entity that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated thereby. As of the date of this Agreement, neither Parent nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Parent, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated hereby.

Section 4.9 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10 Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company the duly executed Guarantee in the form attached as Annex I to this Agreement. The Guarantee is valid and in full force and effect, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guarantee.

Section 4.11 Proxy Statement. The information supplied by Parent or Merger Sub for inclusion in the Company Proxy Statement shall not at the time filed with the SEC, at any time it is amended or supplemented, at the time it becomes effective under the Securities Act, at the time it is mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement or by (or reasonably related to effectuating the terms of) the Recapitalization and Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use its reasonable commercial efforts to conduct its operations in compliance with applicable laws and to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, to preserve its assets and properties in good repair and condition, to maintain and protect its rights in material Intellectual Property used in the business of the Company and the Subsidiaries and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, by (or reasonably related to effectuating the terms of) the Recapitalization and Merger Agreement or set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to take any of the following actions, without the prior written consent of Parent such consent not to be unreasonably withheld or delayed (provided, however, that the Company shall only be obligated to cause any Subsidiary of which it does not own greater than 50% of the equity interests to take or not to take any action under this Agreement to the extent that the Company has the power (contractual or otherwise) to cause such entities to take or not to take such action and in any event subject to the fiduciary duties of the Company or any of its representatives or designees serving as officers, directors (or in similar capacities) of such Persons):

(a) Organization Documents. Amend any of the Company Organizational Documents;

(b) Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than (i) until the Merger Recapitalization Effective Time, other than any dividends on the Preferred Stock in additional shares of Preferred Stock pursuant to the terms thereof and (ii) dividends paid by wholly-owned Subsidiaries;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire or intentionally and voluntarily subject to a Lien (other than Liens for Taxes not yet due or payable or which are being contested in good faith), directly or indirectly, any shares of its capital stock or of any Subsidiary or any securities convertible or exchangeable into or exercisable for any shares of such capital stock, (iii) grant any Person any right or option to acquire any shares of such capital stock, (iv) issue, deliver or sell any additional shares of such capital stock or any securities convertible or exchangeable into or exercisable for any shares of such capital stock or such securities (other than pursuant to (1) the exercise of the Company Stock Options (2) the vesting of restricted stock, (3) the conversion of convertible securities, (4) the redemption of OP Units and (5) the Rights Plan, in each case outstanding as of the date of this Agreement) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock; except in each case as permitted under Section 5.1(d);

(d) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of the Company Employees, (ii) grant any retention, severance or termination pay to any of the Company Employees (except pursuant to the terms in effect on the date of this Agreement of existing agreements, plans or policies identified in Section 3.18(a) of the Company Disclosure Letter), (iii) enter into any new employment, bonus, change of control, consulting or severance agreement with any of the Company Employees, or (iv) establish, adopt, enter into, terminate, amend or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (v) grant any equity or equity based awards to any Company Employee, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary, wages and benefits of officers or employees in the ordinary course of business consistent with past practice, (C) in conjunction with new hires, promotions or other changes in job status occurring in the ordinary course of business consistent with past practice or (D) pursuant to existing collective bargaining agreements identified in Section 3.20(a) of the Company Disclosure Letter or (vi) at any time within the 90 day period prior to the Closing Date, effectuate a “plant closing” “mass layoff” or similar triggering event as those terms are defined in WARN or any similar state or local Law, without complying with all provisions of WARN or any similar state or local Law;

(e) Acquisitions. (i) Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or asset, other than acquisitions (other than of real property) that are not material to the Company and its Subsidiaries taken as a whole in the ordinary course of business consistent with past practice, (ii) acquire, enter into or extend any option to acquire, or exercise an option to acquire, any real property or commence construction of, or enter into any Contract to develop or construct, any real estate projects or (iii) enter into any new line of business;

(f) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory, (ii) the disposition of used or excess equipment or (iii) other dispositions of Company Assets (other than real property) that are not material to the Company and its Subsidiaries taken as a whole in the ordinary course of business consistent with past practice;

(g) Contracts. (i) Amend or modify in any material respect or enter into or terminate any Contract that would be a Material Contract or transaction that would be required to be set forth in Section 3.17(c) of the Company Disclosure Letter if in effect on the date of this Agreement, (ii) enter into any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect or (iii) terminate, cancel or amend in any material respect any Material Contract other than in the ordinary course consistent with past practice; provided that the exception provided in this clause (iii) shall not be applicable to any Lease Documents, Settlement Agreement, Third Party Flag Agreement, Franchise Agreement Documents or Management Agreement Documents or to the Recapitalization and Merger Agreement;

(h) Indebtedness; Guarantees. Incur, assume, guarantee or prepay any Indebtedness, other than in the ordinary course of business consistent with past practice under the First-Lien Credit Agreement by and among the Company, JPMorgan Chase Bank, N.A. and Bear Stearns Corporate Lending Inc., dated May 10, 2005, and the Second-Lien Credit Agreement by and among the Company, JPMorgan Chase Bank, N.A. and Bear Stearns Corporate Lending Inc., dated May 10, 2005 (the “Credit Agreements”), by the Company and the lenders named therein, or intentionally and voluntarily assume or otherwise become responsible for the Liabilities of any Person (other than Liabilities for Taxes incurred in the ordinary course of business);

(i) Loans. (i) Make any loans, advances or capital contributions to, or investments in, any other Person, other than to wholly-owned Subsidiaries or (ii) make any loans to its directors or officers;

(j) Capital Expenditures. Make any capital expenditure, other than in respect of those capital expenditure projects that are set forth in Section 5.1(j) of the Company Disclosure Letter;

(k) Accounting and Tax. (i) Change its financial accounting policies or procedures, other than as required by GAAP or (ii) make, change or rescind any material Tax election or change a method of Tax accounting, in either case except as required by applicable Law or except for any such actions taken in the ordinary course of business;

(l) Legal Actions. Waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material Liability other than in the ordinary course of business consistent with past practice or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of the Company in its capacity as such and that (A) requires any payment to such security holders by the Company or any Subsidiary or (B) adversely affects in any material respect the ability of the Company and the Subsidiaries to conduct their business in a manner consistent with past practice;

(m) Insurance. Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(n) Zoning. Initiate or consent to any material zoning reclassification of any Owned Real Property or material Leased Property or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Owned Real Property or material Leased Property; or

(o) Related Actions. Agree or commit to do any of the foregoing.

Section 5.2 Other Actions. Parent and the Company shall not, and shall not permit any of their respective Subsidiaries or Affiliates to, take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed, except, in the case of the Company, to the extent its board of directors withdraws, modifies or amends the Company Board Recommendation in accordance with Section 5.4(d).

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries, to: (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning Company and its Subsidiaries as Parent or its Representatives may reasonably request. Without limiting the foregoing, Parent and its Representatives (including its financing sources) shall have the right to conduct appraisal and environmental and engineering inspections of each of the Properties; provided, however, that neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any building. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated February 28, 2005 (the “Confidentiality Agreement”), between Blackstone Real Estate Acquisitions IV L.L.C. and the Company with respect to the information disclosed under this Section 5.3.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the

Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d), the Company shall not, and shall cause each of its Subsidiaries not to, and shall direct its Representatives not to, directly or indirectly:

(i) solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a Takeover Proposal;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person regarding a Takeover Proposal;

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent;

(iv) approve, endorse or recommend any Takeover Proposal; or

(v) enter into any agreement in principle, arrangement, understanding or Contract relating to a Takeover Proposal.

(b) The Company shall, and shall cause each of its Subsidiaries to, and shall direct its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Takeover Proposal. The Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with that Person’s consideration of a Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4 and shall instruct its Representatives to notify the Company as promptly as practicable following receipt of a Takeover Proposal.

(c) The Company shall notify Parent promptly (and in any event within 48 hours) upon receipt by the Company or any of its Subsidiaries (including through a notification by its Representatives) of (i) any Takeover Proposal or indication by any Person considering making an Takeover Proposal or (ii) any request for information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or any inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company shall provide Parent promptly (and in any event within 48 hours) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request, including any modifications thereto (or, where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request). The Company shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of the status of any such Takeover Proposal, indication, inquiry or request, and any related communications to or by the Company or its Representatives (the Company agreeing that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent). The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

(d) Subject to the Company’s compliance with the provisions of this Section 5.4, and only until the Requisite Company Vote is obtained, the Company and its board of directors shall be permitted to:

(i) engage in discussions with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 to clarify the terms of such Takeover Proposal, or engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this

Section 5.4 if prior to taking such action (1) the board of directors of the Company determines in good faith (after consultation with its advisors) that such Takeover Proposal is reasonably likely to result in a Superior Proposal, (2) the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that such action is necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws and (3) the Company has complied with clause (3) of (ii) below;

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if prior to taking such action (1) the board of directors of the Company determines in good faith (after consultation with its advisors) that such Takeover Proposal is reasonably likely to result in a Superior Proposal, (2) the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that such action is necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws and (3) with respect to clause (i) above and this clause (ii), the Company (A) has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions substantially the same as those contained in the Confidentiality Agreement and (B) concurrently discloses the same such non-public information to Parent if not previously disclosed;

(iii) other than in connection with a Takeover Proposal, withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, if the board of directors of the Company has determined in good faith, after consultation with outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws;

(iv) in response to the receipt of a Takeover Proposal, approve, endorse or recommend a written Takeover Proposal not solicited in violation of this Section 5.4 and, in connection therewith, withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, if the board of directors of the Company (A) has determined in good faith, after consultation with a nationally-recognized and independent financial advisor, that such Takeover Proposal constitutes a Superior Proposal and (B) has determined in good faith, after consultation with its outside legal counsel, that such actions are necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws; or

(v) subject to the termination of this Agreement in compliance with Section 7.4(a), enter into an agreement providing for the implementation of a Superior Proposal.

(e) Notwithstanding the foregoing, the board of directors of the Company shall be permitted to (i) disclose to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act and (ii) make such other public disclosure that it determines in good faith, after consultation with outside legal counsel, is required under applicable Laws, provided, however, that neither the Company nor its board of directors shall (x) recommend that the stockholders of the Company tender their shares of Company Stock in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Takeover Proposal) or (y) withdraw, modify or amend the Company Board Recommendation, unless in the case of each of clauses (x) and (y), the requirements of Section 5.4(d) have been satisfied.

(f) The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement in accordance with Section 7.4(a).

Section 5.5 Notices of Certain Events.

(a) The Company shall notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) any material Legal Actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by the Agreement or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied.

(b) Parent shall notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives) or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied.

(c) The delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.6 Company Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, the Company shall prepare a draft of the Company Proxy Statement. The Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC. Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Company Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.

(b) The Company shall use its commercially reasonable efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests, (ii) have the Company Proxy Statement declared effective under the Securities Act as promptly as practicable following the date of this Agreement and (iii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the date of this Agreement. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. If at any time prior to the Company Stockholders Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Company Proxy Statement, so that the Company Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Notwithstanding anything to the contrary stated above, prior to responding to any comments or requests of the SEC or the filing or mailing of the Company Proxy Statement (or any amendment or supplement thereto), the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(c) The Company Proxy Statement shall recommend to its stockholders that they adopt this Agreement and include the Company Board Recommendation unless the board of directors of the Company has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4(d).

Section 5.7 Company Stockholders Meeting. The Company shall call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote and the requisite vote of the Company’s stockholders to adopt the Recapitalization and Merger Agreement and, so long as this Agreement has not been terminated in accordance with its terms, the Recapitalization Merger shall not be consummated. Unless this Agreement shall have been terminated in accordance with Sections 7.1, 7.2, 7.3 or 7.4, the Company shall hold the Company Stockholders Meeting regardless of whether the Company has withdrawn, modified or amended the Company Board Recommendation. Subject to Section 5.4(d), the Company shall (a) use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (b) take all other action necessary or advisable to secure the Requisite Company Vote.

Section 5.8 Employees; Benefit Plans.

(a) For a period of one year following the Closing Date (the “Continuation Period”), Parent shall cause the Surviving Corporation to provide Company Employees (other than those employees covered by a collective bargaining agreement) who are employed by the Company or its Subsidiaries as of the Effective Time (“Active Employees”) with compensation and benefits that are no less favorable in the aggregate, determined on an individual basis, as those provided under the Company Benefit Plans in effect at the Effective Time; provided, however, that nothing herein shall prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of Parent or the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable law. Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Active Employee for any reason for which the Company could have terminated such person prior to the Effective Time.

(b) Parent and its Affiliates shall honor all Company Benefit Plans (including, without limitation, any severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein. Notwithstanding the foregoing, on and after the Effective Time, Parent and its Affiliates shall cause the Surviving Corporation to permit those class B directors who are in the Company’s service as such on the date hereof, to direct, in accordance with Company policy as in effect on the date hereof, the donation of complimentary hotel room stays to tax-exempt organizations in the amount of no more than $350,000 in the aggregate. During the Continuation Period, Parent shall provide all Active Employees who suffer a qualifying termination of employment with severance benefits no less favorable than those that would have been provided to such Active Employees under the Company’s severance policy as in effect immediately prior to the Effective Time.

(c) For all purposes under the employee benefit plans of Parent and its affiliates providing benefits to any Active Employees after the Effective Time (the “New Plans”), each Active Employee shall be credited with his or her years of service with the Company and its affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its affiliates have given credit for prior service), to the same extent as such Active Employee was entitled, before the Effective Time, to credit for such service under any similar or comparable Company Benefit Plans (except to the extent such credit would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing: (i) each Active Employee immediately shall be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Active Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Active Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Active Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Active Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Active Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Parent and the Company acknowledge and agree that all provisions contained herein with respect to employees are included for the sole benefit of Parent and the Company and shall not create any right (i) in any other Person, including any employees, former employees, any participant in any Company Benefit Plans or any beneficiary thereof or (ii) to continued employment with the Surviving Corporation.

Section 5.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents or in agreements between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time.

(b) After the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Laws with respect to all acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries occurring prior to the Effective Time. If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter occurring prior to or at the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, pay promptly after they are incurred such Indemnified Party’s reasonable legal fees, costs and expenses incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such legal fees, costs and expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without the Surviving Company’s written consent (which consent shall not be unreasonably withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Legal Action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

(c) Parent and the Surviving Corporation shall, jointly and severally, (i) maintain in effect for at least six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous) or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with at least the same coverage and amounts containing terms and conditions which are no less advantageous, in each case, with respect to claims arising out of or relating to events which occurred before or at the Effective Time so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (such 300% amount being the “Maximum Premium”). The Company represents that such annual premium amount is set forth in Section 5.9(c) of the Company Disclosure Letter. If the Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.

(d) The covenants contained in this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.9.

Section 5.10 Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable.

Section 5.11 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of Parent and the Company shall (i) use its best efforts to obtain any consents, approvals or other authorizations, and make any filings and notifications required in connection with the transactions contemplated by this Agreement and (ii) thereafter make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions contemplated by this Agreement under (A) the Securities Act and the Exchange Act, (B) the HSR Act and Foreign Competition Laws, (C) the DGCL, (D) the AMEX rules and regulations and (E) any other applicable Laws. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors prior to filing; and in furtherance thereof, as soon as practicable after the date of this Agreement, Parent and the Company agree to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act. Neither Parent nor the Company shall file any such document if the other party has reasonably objected to the filing of such document. Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use its best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws.

(c) Each of Parent and the Company shall use their respective commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) disclosed in the Company Disclosure Letter or (iii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time. In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Parent which shall not be unreasonably withheld, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation due to such Person and (ii) none of Parent, Merger Sub or their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any Liability or other obligation. The Company shall comply with the provisions of Section 5.11(c) of the Company Disclosure Letter.

Section 5.12 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the AMEX requirements, in which case that party shall use its reasonable commercial efforts to consult with the other party before issuing any such release or making any such public statement.

Section 5.13 Stock Exchange De-listing. Parent and the Company shall use their reasonable commercial efforts to cause the Company Stock to be de-listed from the AMEX and de-registered under the Exchange Act promptly following the Effective Time.

Section 5.14 Fees, Expenses and Conveyance Taxes. Whether or not the Merger is consummated, all expenses (including fees and expenses payable to Representatives and hedging counterparties) incurred by any party to this Agreement or its Affiliates or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except (a) that Expenses incurred in connection with the filing, printing and mailing of the Company Proxy Statement and the filing fee under the HSR Act shall be shared equally by Parent and the Company, (b) that all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated in this Agreement shall be borne by Parent and (c) as otherwise provided in Section 7.6.

Section 5.15 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of Parent and the Company and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.16 Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall:

(a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(c) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice; and

(d) terminate all Tax sharing agreements to which the Company or any of its Subsidiaries is a party such that there are no further Liabilities thereunder.

Section 5.17 Rights Plan. The Rights Plan shall terminate upon the earlier of (i) the Recapitalization Merger Effective Time, or, (ii) in the event the Recapitalization Merger Effective Time does not occur prior to the Effective Time, the Effective Time, without payment of any amounts to any holders thereunder. Prior to the earlier of the Recapitalization Merger Effective Time or the Effective Time, the Company shall not terminate, waive any provision of, exempt any Person from or amend the terms of the Rights Agreement (or redeem the Rights).

Section 5.18 Financing.

(a) Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to Parent and Merger Sub in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on comparable or more favorable terms to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent shall give the Company prompt notice of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter without first consulting with the Company or, if such amendment would or would be reasonably expected to materially and adversely affect or delay in any material respect Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent (not to be unreasonably withheld or delayed). For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, Parent and Merger Sub shall continue to be obligated to consummate the Merger on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2 of this Agreement and to Parent’s rights under Sections 7.2 and 7.3, regardless of whether Parent and Merger Sub have complied with all of their other obligations under this Agreement (including their obligations under this Section 5.18).

(b) The Company agrees to provide, and shall cause the Subsidiaries and its and their Representatives to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, (iii) assisting Parent and its financing sources in the preparation of (A) an offering document for any debt raised to complete the Merger and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Parent and its financing sources for any debt raised by Parent to complete the Merger, (v) forming new direct or indirect Subsidiaries, and (vi) providing and executing documents as may be reasonably requested by Parent; provided that none of the Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Subsidiaries in connection with such cooperation. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than historical information relating to the Company or the Subsidiaries). Notwithstanding anything to the contrary, the condition set forth in Section 6.2(b) of this Agreement, as it applies to the Company’s obligations under this Section 5.18(b), shall be deemed satisfied unless the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the Company’s willful and material breach of its obligations under this Section 5.18(b).

(c) All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to paragraph (b) above shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.19 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company or any Subsidiary designated by Parent to the Company in writing at least five calendar days prior to the Closing.

Section 5.20 Summerfield. Promptly upon execution of this Agreement, the Company shall or shall cause Patriot American Hospitality Partnership, L.P. (“PAHLP”) to deliver an executed copy of this Agreement to Sum Business Holdings, LLC (“LBREP”) in accordance with Section 9.8 of the Summerfield Venture Operating Agreement. In the event that LBREP elects to invoke the Buy-Sell Procedures, Parent shall have the sole and absolute right to cause PAHLP and the Company to take any and all actions contemplated by the Buy-Sell Procedures (including, the funding of the Deposit). In furtherance of the foregoing, the Company shall promptly provide Parent with any and all information with respect to the Summerfield Venture that Parent may reasonably request in order for Parent to determine the Offer Price (if PAHLP is required to provide) or to evaluate an Offer Price submitted by LBREP. For purposes of this Section 5.20, “Summerfield Venture” means Summerfield Hotel Holding Company, L.L.C., a Delaware limited liability company and “Summerfield Venture Operating Agreement” means that certain Amended and Restated Limited Liability Company Agreement of Summerfield Hotel Holding Company, L.L.C., dated as of December 22, 2004. The capitalized terms “Buy-Sell Procedures”, “Deposit”, “Offer Price” and “Response Notice” used in this Section 5.20 shall each have the respective meaning assigned thereto in the Summerfield Venture Operating Agreement.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote.

(b) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) No Injunctions or Restraints. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that (i) restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement or (ii) would have a Company Material Adverse Effect after giving effect to the Merger. No Governmental Entity shall have instituted any proceeding seeking any such Laws or Orders.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not, in the aggregate, have a Company Material Adverse Effect. In addition, the representations and warranties set forth in Section 3.10(a), Section 3.10(b) and Section 3.10(f) shall be true and correct in all material respects and the representation and warranty set forth in Section 3.15(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e) Recapitalization and Merger Agreement. The Company shall have terminated the Recapitalization and Merger Agreement, without cost or liability to the Company.

(f) Credit Agreements. At or prior to the Effective Time, JPMorgan Chase Bank, as the Administrative Agent under the Credit Agreements (“JPMorgan”), shall have provided the Company with a “payoff” letter acknowledging that (i) the Credit Agreements shall be terminated, (ii) any and all Liens held by JPMorgan related thereto shall be released and (iii) the Company and the Subsidiaries shall be released from any and all Liabilities under the Credit Agreements and any related guaranties (other than any obligations under any indemnification or similar provision that survive such termination), in each case subject to repayment of the aggregate principal amount outstanding under the Credit Agreements, together with all interest accrued thereon and any other fees or expenses payable thereunder.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Parent Material Adverse Effect qualifications contained in them, as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not, in the aggregate, have a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by a senior executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party, including such party’s failure to use best efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a) if the Merger has not been consummated on or before December 15, 2005 (the “End Date”) except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement thereof) and the Requisite Company Vote is not obtained upon a vote taken thereon;

(c) if any Law prohibits consummation of the Merger; or

(d) if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a) if the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent;

(b) if (i) the board of directors of the Company approves, endorses or recommends a Takeover Proposal, (ii) the Company enters into a Contract relating to a Takeover Proposal, (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced prior to obtaining the Requisite Company Vote and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) the Company or its board of directors publicly announces its intention to do any of the foregoing;

(c) except as provided for under the Recapitalization and Merger Agreement, if the board of directors of the Company exempts any Person other than the Parent or any of its Affiliates from the provisions of Section 203 of the DGCL; or

(d) if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement and the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time:

(a) if the board of directors of the Company approves, and authorizes the Company to enter into, an agreement providing for the implementation of a Superior Proposal, but only so long as:

(i) the Requisite Company Vote has not yet been obtained;

(ii) the Company is not then and has not been in breach of any of its obligations under Section 5.4 in any material respect;

(iii) the board of directors of the Company has determined in good faith, after consulting with a nationally-recognized and independent financial advisor, that such definitive agreement constitutes a

Superior Proposal and has determined in good faith, after consultation with its outside legal counsel, that such actions are necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws;

(iv) the Company has notified Parent in writing that it intends to enter into such definitive agreement, attaching the most current version of such definitive agreement (including any amendments, supplements or modifications) to such notice;

(v) during the three Business Day period following Parent’s receipt of such notice, (A) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger and the other transactions contemplated by this Agreement, and (B) the board of directors of the Company shall have determined in good faith, after the end of such three Business Day period, after considering the results of such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; and

(vi) the Company pays to Parent the Termination Fee and Termination Expenses in accordance with Section 7.6(b)(i) simultaneously with such termination (any purported termination pursuant to this Section 7.4(b) shall be void and of no force or effect unless the Company shall have made such payment); or

(b) if the Company is not in material breach of its obligations under this Agreement and Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the willful (a) failure of any party to perform its obligations or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such failure or breach. Notwithstanding the foregoing, the indemnification and reimbursement obligations of Parent and Merger Sub contained in Sections 1.9 and 5.18(b), the Guarantee referred to in Section 4.10 and the provisions of Section 5.3(b), Section 5.14, Section 5.18(c), Section 7.5 and Section 7.6 and Article VIII shall survive any termination of this Agreement.

Section 7.6 Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.14.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $44,500,000 (the “Company Termination Fee”) and reasonable documented Expenses of Parent and Merger Sub not to exceed $5,000,000 (the “Termination Expenses”):

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a), Section 7.3(b), or Section 7.3(c), in which case payment shall be made within two Business Days of such termination; or

(iii) if (A) a Takeover Proposal shall have been made or proposed to the Company or otherwise publicly announced (which has not been withdrawn), (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) or Section 7.2(b) or by Parent pursuant to Section 7.3(d) and (C) within 12 months following the date of such termination, the Company enters into a Contract providing for the implementation of a Takeover Proposal or shall consummate any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which case payment shall be made within two Business Days of the date on which the Company enters into such Contract or consummates such Takeover Proposal, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by the figure “50%”;

(c) In no event shall the Company be required to pay under Section 7.6 an amount in excess of the sum of the Company Termination Fee plus the maximum amount of Termination Expenses.

(d) Each of the Company and Parent acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee or any Termination Expenses when due, the Company shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.6.

Section 7.7 Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval under applicable Laws after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any part to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.9 Procedure for Termination, Amendment, Extension or Waiver. In order to be effective, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the board of directors of each party seeking to terminate or amend this Agreement and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of a duly authorized officer or the board of directors of the party or parties entitled to extend or waive that obligation or condition.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “AMEX” means the American Stock Exchange.

(c) “Business Day” means any day, other than Saturday, Sunday or a U.S. federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(d) “Company Marks” has the meaning set forth on Section 8.1(d) of the Company Disclosure Letter.

(e) “Company Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is or is likely to become materially adverse to the business, operations, assets, or financial condition of the Company and its Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay (to a date beyond the End Date) the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of the Company to perform its obligations hereunder; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect: any event, circumstance, change or effect resulting from or relating to (i) a change in general political, economic or financial market conditions, (ii) changes affecting the industries generally in which the Company or its Subsidiaries conduct business, (iii) seasonal fluctuations in the business of the Company and its Subsidiaries, (iv) any acts of terrorism or war (except to the extent such event, circumstance, change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business), (v) the announcement of the execution of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (vi) compliance with the terms of, or the taking of any action required by, this Agreement; and provided, further, that with respect to references to Company Material Adverse Effect in the representations and warranties set forth in Sections 3.8 and 3.9, the exceptions set forth in clauses (v) and (vi) will not apply.

(f) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(g) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, urea formaldehyde insulation, toxic mold, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Laws.

(h) “Knowledge” means, when used with respect to Parent or the Company, the actual Knowledge (after reasonable inquiry) of the Persons set forth in Section 8.1(h) of the Company or Parent Disclosure Letter, as applicable.

(i) “Laws” means any binding domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(j) “Liens” means any liens, mortgages, pledges, security interests, claims, options, rights of first offer or refusal, charges, conditional or installment sale contracts, claims of third parties of any kind or other encumbrances.

(k) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(l) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is or is likely to become materially adverse to the business, operations, assets, or financial condition of the Parent and its Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay (to a date beyond the End Date) the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of the Parent or Merger Sub to perform its obligations hereunder; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Parent Material Adverse Effect: any event, circumstance, change or effect resulting from or relating to (i) a change in general political economic or financial market conditions, (ii) changes affecting the industries generally in which the Company or its Subsidiaries conduct business, (iii) seasonal fluctuations in the business of the Parent and its Subsidiaries, (iv) any acts of terrorism or war (except to the extent such event, circumstance, change or effect has had a disproportionate effect on the Parent and its Subsidiaries as compared to other persons in the industry in which the Parent and its Subsidiaries conduct their business), (v) the announcement of the execution of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (vi) compliance with the terms of, or the taking of any action required by, this Agreement.

(m) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(n) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financing sources, agents and other representatives of Parent or the Company, as applicable, and its Subsidiaries.

(o) “Requisite Company Vote” means (i) the adoption of this Agreement by the holders of a majority in voting power of the issued and outstanding shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class and (ii) the adoption of this Agreement by the holders of at least two-thirds of the issued and outstanding shares of Series B Preferred Stock entitled to vote thereon.

(p) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or equity interests of such Person.

(q) “Superior Proposal” means a written Takeover Proposal (i) that relates to more than 50% of the voting power of the capital stock of the Company or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, (ii) which the board of directors of the Company determines, in its good faith judgment, after receiving the advice of its financial advisor and after taking into account all the terms and conditions of the Takeover Proposal, is on terms and conditions more favorable from a financial point of view to the stockholders of the Company (in their capacities as stockholders) than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Parent in response thereto), (iii) the conditions to the consummation of which are all reasonably capable of being satisfied without undue delay, and (iv) for which financing, to the extent required, is then committed or, in the judgment of the board of directors of the Company, is reasonably likely to be available.

(r) “Takeover Proposal” means, any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole (other than a merger involving only the Company and one or more of its wholly-owned Subsidiaries), (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a liquidation or dissolution of the Company, (v) a reorganization or recapitalization of the Company, other than any such transaction that does not involve a transfer of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of the voting power of the capital stock of the Company, or (vi) any other transaction having a similar effect to those described in clauses (i) – (v), in each case other than the transactions contemplated by this Agreement or the Recapitalization and Merger Agreement.

(s) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), disability, registration, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(t) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(u) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 8.2 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns.

Section 8.3 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.5 Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 8.6 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a

Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or overnight courier service or by facsimile:

If to Parent or Merger Sub, to:

c/o Blackstone Real Estate Partners IV L.P.
345 Park Avenue
New York, NY 10154
Facsimile: (212) 583-5573
Attention: Jonathan D. Gray

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile: (212) 455-2502
Attention: Brian M. Stadler, Esq.

If to the Company, to:

Wyndham International, Inc.
1950 Stemmons Freeway, Suite 6001
Dallas, Texas 75207
Facsimile: (214) 863-1886
Attention: Fred J. Kleisner
Chairman, President and CEO

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Facsimile: (212) 757-3990
Attention: Robert B. Schumer, Esq.
Mark A. Underberg, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 8.7, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 8.7, or (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Guarantee, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9 No Third-Party Beneficiaries. Except as provided in Section 5.9, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11 Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.13 Remedies. Except as otherwise provided in Section 8.14 or elsewhere in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity and the exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy. Without limiting the right to receive any payment it may be entitled to receive under Sections 1.9 and 5.18(b), the Company agrees that to the extent it has incurred losses or damages in connection with this Agreement the maximum aggregate liability of Parent, Merger Sub and Guarantor for such losses or damages shall be limited to an amount equal to the amount of the Guarantee, and in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub or Guarantor or their respective Representatives and affiliates in connection therewith.

Section 8.14 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement pursuant to Sections 7.1, 7.2, 7.3 or 7.4, Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.13 and the Guarantee provided, however, the Company shall be entitled to seek specific performance to prevent any breach by Parent or Merger Sub of Sections 5.3(b) and 5.18(c).

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

WYNDHAM INTERNATIONAL, INC.

By:	/S/ FRED J. KLEISNER
Name:	Fred J. Kleisner
Title:	President and Chief Executive Officer

WIND HOTELS ACQUISITION INC.

By:	/S/ KENNETH A. CAPLAN
Name:	Kenneth A. Caplan
Title:	Managing Director and Vice President

WIND HOTELS HOLDINGS INC.

By:	/S/ KENNETH A. CAPLAN
Name:	Kenneth A. Caplan
Title:	Managing Director and Vice President

Annex B

VOTING AGREEMENT

VOTING AGREEMENT, dated as of June 14, 2005 (this “Agreement”), by and among the stockholders listed on Schedule A attached hereto (each, a “Principal Stockholder” and collectively, the “Principal Stockholders”), WYNDHAM INTERNATIONAL, INC., a Delaware corporation (the “Company”), WIND HOTELS HOLDINGS INC., a Delaware corporation (“Parent”), and WIND HOTELS ACQUISITION INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”).

WHEREAS, the Company and certain of its stockholders are parties to the Recapitalization and Merger Agreement, dated as of April 14, 2005 (the “Recapitalization and Merger Agreement”), providing for, among other things, the merger of a wholly owned subsidiary of the Company with and into the Company (the “Recapitalization Merger”), and by virtue of the Recapitalization Merger, the conversion of (i) each share of Class A Common Stock, par value $0.01 per share, of the Company (“Class A Common Stock”), and Class B Common Stock, par value $0.01 per share, of the Company (“Class B Common Stock”) that is issued and outstanding immediately prior to the effective time of the Recapitalization Merger (the “Recapitalization Merger Effective Time”) into one share of common stock, par value $0.01 per share, of the Company (“Common Stock”) and (ii) each share of Series A Preferred Stock, par value $0.01 per share, of the Company (“Series A Preferred Stock”), and Series B Preferred Stock, par value $0.01 per share, of the Company (“Series B Preferred Stock”), that is issued and outstanding immediately prior to the Recapitalization Merger Effective Time into that number of shares of Common Stock specified in the Recapitalization and Merger Agreement;

WHEREAS, the Company, Parent and Merger Subsidiary are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended or supplemented from time to time in accordance with the terms thereof, the “Merger Agreement”), providing for the merger of Merger Subsidiary with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, so long as the Merger Agreement has not been terminated in accordance with its terms, the Recapitalization Merger shall not be consummated;

WHEREAS, as the date hereof, each Principal Stockholder beneficially owns the class and number of shares of capital stock of the Company set forth opposite such Principal Stockholder’s name on Schedule A attached hereto; and

WHEREAS, as a condition to the willingness of Parent and Merger Subsidiary to enter into the Merger Agreement, each of Parent and Merger Subsidiary has required that the Principal Stockholders agree, and in order to induce Parent and Merger Subsidiary to enter into the Merger Agreement, the Principal Stockholders have agreed, to enter into this Agreement with respect to (a) all the shares of Class A Common Stock, Class B Common Stock, Series A Preferred Stock or Series B Preferred Stock, as the case may be, now beneficially owned and all the shares of Class A Common Stock, Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock or Common Stock, as the case may be, which may hereafter be acquired by, or on behalf of, the Principal Stockholders whether pursuant to the Recapitalization Merger or otherwise (the “Shares”) and (b) certain other matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

Section 1.1 Voting Agreement. Subject, in the case of BCP Voting, Inc., as trustee for the Beacon Capital Partners Voting Trust (“Beacon”), to (i) the requisite approval (the “Beacon Approval”) of holders of interests in

Beacon pursuant to the terms of the Beacon Voting Trust Agreement, dated as of June 8, 1999 (the “Beacon Trust Agreement”) and and (ii) the expiration and non-renewal of the Beacon Trust Agreement (collectively, clauses (i) and (ii), the “Beacon Exception”), each Principal Stockholder, severally and not jointly, hereby agrees that during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought, the Principal Stockholders shall (1) when a meeting is held, appear at such meeting or otherwise cause the Shares to be counted as present thereat for the purpose of establishing a quorum and (2) vote (or cause to be voted) the Shares: (x) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement if a vote, consent or other approval (including by written consent) with respect to any of the foregoing is sought and (y) against any (i) merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) amendment of the Company’s certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner reasonably be expected to impede, delay, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or result in a breach in any material respect of any representation, warranty, covenant or agreement of the Company under the Merger Agreement or change in any manner the voting rights of any class of the Common Stock, or Class A Common Stock, Class B Common Stock, Series A Preferred Stock and Series B Preferred Stock, as the case may be; provided, however, that nothing contained in this Section 1.1(a) shall be deemed to apply to the Recapitalization and Merger Agreement, the Recapitalization Merger or the other transactions contemplated thereby (including the amendments to the Company’s restated certificate of incorporation and amended and restated bylaws contemplated thereby). Beacon will use its reasonable efforts to solicit the Beacon Approval as promptly as practicable after the date hereof.

Section 1.2 Proxy.

(a) EACH OF THE PRINCIPAL STOCKHOLDERS HEREBY GRANTS TO, AND APPOINTS, PARENT, THE PRESIDENT OF PARENT AND THE SECRETARY OF PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF PARENT, AND ANY OTHER DESIGNEE OF PARENT, EACH OF THEM INDIVIDUALLY, SUCH PRINCIPAL STOCKHOLDER’S IRREVOCABLE (UNTIL THE TERMINATION DATE (AS DEFINED BELOW)) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1.1. EACH OF THE PRINCIPAL STOCKHOLDERS INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH PRINCIPAL STOCKHOLDER WITH RESPECT TO THE COVERED SHARES.

(b) Notwithstanding clause (a), Beacon shall not grant any proxy unless and until permitted under the terms of the Beacon Trust Agreement.

Section 1.3 Waiver of Certain Agreements. The Principal Stockholders and the Company hereby agree to waive (on behalf of themselves and their respective controlled affiliates) all applicable provisions of the Securities Purchase Agreement, dated as of February 18, 1999 (as amended or supplemented from time to time, the “Securities Purchase Agreement”), by and among the Patriot American Hospitality, Inc., the Company, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P., the Principal Stockholders and certain other stockholders of the Company named therein, and the Recapitalization and Merger Agreement, in each case, to the extent necessary to enter into this Agreement and to consummate the transactions contemplated hereby; provided, however, that any such waivers shall be effective only during the term of this Agreement and shall terminate upon the termination of this Agreement in accordance with its terms.

Section 1.4 Acknowledgment. Each Principal Stockholder hereby acknowledges receipt and review of a copy of the Merger Agreement and that the Company’s obligations under the Recapitalization and Merger Agreement are subject to its obligations under the Merger Agreement.

Section 1.5 Board Duties. Notwithstanding the foregoing, nothing in this Agreement shall limit, restrict or otherwise affect any actions taken in compliance with the Merger Agreement by any person affiliated with any Principal Stockholder in his or her capacity as a member of the Board of Directors of the Company or any committee thereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS

Each Principal Stockholder, severally and not jointly, hereby represents and warrants to Parent as follows:

Section 2.1 Authority Relative to This Agreement. Subject, in the case of Beacon, to the Beacon Exception, (i) each Principal Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to be consummated by it as contemplated hereby, (ii) the execution and delivery of this Agreement by each Principal Stockholder and the consummation by each Principal Stockholder of the transactions to be consummated by it as contemplated hereby have been duly and validly authorized by such Principal Stockholder, and no other proceedings on the part of such Principal Stockholder are necessary to authorize this Agreement, to perform such obligations or to consummate such transactions, and (iii) this Agreement has been duly and validly executed and delivered by each Principal Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding obligation of each Principal Stockholder, enforceable against such Principal Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 2.2 No Conflict.

(a) Subject, in the case of Beacon, to the Beacon Exception, the execution and delivery of this Agreement by each Principal Stockholder do not, and the performance of its obligations under this Agreement by such Principal Stockholder and the consummation of the transactions to be consummated by it as contemplated hereby shall not, (i) conflict with or violate the certificate of incorporation, by-laws or other organizational documents of such Principal Stockholder, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Principal Stockholder or by which the Shares are bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Principal Stockholder is a party or by which such Principal Stockholder or the Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay in any material respect the performance by such Principal Stockholder of its obligations under this Agreement.

(b) The execution and delivery of this Agreement by each Principal Stockholder do not, and the performance of its obligations under this Agreement by such Principal Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any Governmental Entity, agency or official except for applicable requirements, if any, of the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Principal Stockholder of its obligations under this Agreement.

Section 2.3 Ownership of Shares. As of the date hereof, each Principal Stockholder is the record and beneficial owner of the Shares free and clear of Liens set forth opposite such Principal Stockholder’s name on Schedule A attached hereto, and, subject, in the case of Beacon, to the Beacon Exception, has the sole authority to direct the voting of such Shares in accordance with the provisions of this Agreement and the sole power of disposition with respect to such Shares, with no restrictions, subject to applicable federal securities laws on its rights of disposition pertaining thereto (other than Liens or restrictions created by this Agreement, the Beacon Trust Agreement, the Securities Purchase Agreement and the Recapitalization and Merger Agreement). As of the date hereof, no Principal Stockholder owns beneficially or of record any equity securities of the Company other than the Shares set forth in Schedule A. No Principal Stockholder has appointed or granted any proxy which is still in effect with respect to any Shares.

Section 2.4 No Finder’s Fee. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Principal Stockholders.

Section 2.5 Reliance by the Buyers. Each Principal Stockholder understands and acknowledges that Parent and Merger Subsidiary are entering into the Merger Agreement in reliance upon the Principal Stockholders’ execution and delivery of this Agreement. Each of the Principal Stockholders is an “accredited investor” (as defined under the Securities Act) and a sophisticated investor, is capable of evaluating the merits and risks of its investments and has the capacity to protect its own interests.

ARTICLE III

COVENANTS OF THE PRINCIPAL STOCKHOLDERS

Section 3.1 No Inconsistent Agreement. Each Principal Stockholder, severally and not jointly, hereby covenants and agrees that no Principal Stockholder (1) has entered into or shall enter into any agreement that would restrict, limit or interfere in any material respect with the performance of the Principal Stockholders’ obligations hereunder or under the Merger Agreement (it being understood that the foregoing shall not limit, restrict or otherwise affect any Principal Stockholder’s ability to grant any proxies with respect to, or enter into any voting trust or other agreement or arrangement with respect to the voting of, any Shares, if such actions are not inconsistent with the voting obligations of such Principal Stockholder contained in this Agreement) and other than as a result of the termination of the Beacon Trust Agreement, (2) shall knowingly take action that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling it from performing its obligations under this Agreement or (3) shall convert any Shares into shares of Class A Common Stock or Series A Preferred Stock.

Section 3.2 No Transfer. Other than pursuant to the terms of the Merger Agreement or the Recapitalization and Merger Agreement, without the prior written consent of Parent or as otherwise provided in this Agreement, during the term of this Agreement, each Principal Stockholder, severally and not jointly, hereby agrees to not directly or indirectly (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares, other than any proxies, voting trusts or voting agreements or arrangements that are not inconsistent with the voting obligations of such Principal Stockholder contained in this Agreement, or (b) sell, assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law), any Shares, other than transfers of the Shares by Beacon to its beneficiaries as a result of a termination of the Beacon Voting Trust Agreement, in which case such beneficiaries shall be automatically bound by and entitled to the benefits under this Agreement without any further action. Each of the Principal Stockholders agrees, while this Agreement is in effect, to promptly notify Parent of the number of any Shares acquired by such Principal Stockholder, if any, after the date hereof (other than shares of Preferred Stock issued as dividends pursuant to the terms of the applicable Preferred Stock).

Section 3.3 No Solicitation. Each Principal Stockholder, severally and not jointly, hereby acknowledges that it is aware of the covenants of the Company contained in Section 5.4 of the Merger Agreement and hereby agrees that it shall not, directly or indirectly, solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a Takeover Proposal or engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person regarding a Takeover Proposal. Each Principal Stockholder shall notify Parent promptly (and in any event within 48 hours) upon receipt by it of any Takeover Proposal or indication by any Person considering making a Takeover Proposal or any request for information relating to the Company or any of its Subsidiaries (other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal) or any inquiry or request for discussions or negotiations regarding any Takeover Proposal, including informing Parent of the identity of such Person and the terms and conditions thereof (including any modifications thereto) and providing copies of any related written documents. Each Principal Stockholder shall immediately cease any existing solicitations, discussions or negotiations with any Person regarding any of the foregoing.

Section 3.4 Waiver of Appraisal Rights. Subject, in the case of Beacon, to the Beacon Exception, each Principal Stockholder, severally and not jointly, hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that such Principal Stockholder may directly or indirectly have by virtue of the ownership of any Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each Principal Stockholder and Parent that the Company has all necessary power and authority to execute and deliver this Agreement and this Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the General Corporation Law of the State of Delaware will not apply to this Agreement or the transactions contemplated by this Agreement. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles of incorporation or by-laws of the Company, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or to the Company’s property or assets.

ARTICLE V

MISCELLANEOUS

Section 5.1 Termination. This Agreement and all of its provisions shall terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) written notice of termination of this Agreement by Parent to the Principal Stockholders (such date of termination, the “Termination Date”). Nothing in this Section 5.1 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.

Section 5.2 Amendment of Merger Agreement. The obligations of a Principal Stockholder under this Agreement shall terminate if the Merger Agreement is amended or otherwise modified after the date hereof without the prior written consent of such Principal Stockholder in a manner that reduces or changes the form of Merger Consideration or otherwise amends the Merger Agreement in a manner adverse to such Principal Stockholder in a material respect.

Section 5.3 Fees and Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.4 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or overnight courier service or by facsimile:

(a) If to the Principal Stockholders, to:

APOLLO INVESTMENT FUND IV, L.P.

APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

AIF/THL PAH LLC

c/o Apollo Capital Management, L.P.

1301 Avenue of the Americas

New York, NY 10019

Attention: Eric L. Press

Facsimile No.: (212) 515-3288

BCP VOTING, INC.

c/o Beacon Capital Partners, L.P.

1 Federal Street

26th Floor

Boston, Massachusetts 02110

Attention: William A. Bonn, Esq.

Facsimile No.: (617) 457-0459

THOMAS H. LEE EQUITY FUND IV, L.P.

THOMAS H. LEE FOREIGN FUND IV, L.P.

THOMAS H. LEE FOREIGN FUND IV-B., L.P.

c/o Thomas H. Lee Partners, L.P.

100 Federal St., 35th Fl.

Boston, MA 02110

Attention: Todd M. Abbrecht

Facsimile No.: (617) 227-3514

with a copy, to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Randall H. Doud, Esq.

Thomas W. Greenberg, Esq.

Facsimile No.: (212) 735-2000

(b) if to the Company, to:

Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

Telephone: (214) 863-1821

Telecopy: (214) 863-1841

Attention: Mark A. Solls, Esq.

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Telephone: (212) 373-3000

Telecopy: (212) 757-3990

Attention: Robert B. Schumer, Esq.

Mark A. Underberg, Esq.

(c) if to Parent or Merger Subsidiary, to:

c/o Blackstone Real Estate Partners IV L.P.

345 Park Avenue

New York, NY 10154

Telephone: (212) 583-5803

Telecopy: (212) 583-5573

Attention: Jonathan D. Gray

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-3765

Telecopy: (212) 455-2502

Attention: Brian M. Stadler, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 5.4, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 5.4, or (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 5.4 and appropriate confirmation is received.

Section 5.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, delegated or transferred, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto (and which transfer shall not relieve the transferor of its obligations hereunder in the event of a breach by the transferee); provided that Parent or Merger Subsidiary may assign its rights, interests or rights under this Agreement to any wholly-owned Subsidiary of Parent without the prior written consent of the other parties hereto.

Section 5.6 No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 5.7 Waiver. Any waiver by a party shall be valid only if set forth in writing signed by such party. Mere inaction or failure to exercise any right, remedy or option under this Agreement, or delay in exercising the same, will not operate as, nor shall be construed as, a waiver, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

Section 5.8 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 5.9 Entire Agreement. This Agreement (including the Schedules to this Agreement) constitutes the entire agreement among Parent, Merger Subsidiary, the Company and the Principal Stockholders with respect to the subject matter hereof (other than the Merger Agreement) and supersedes all prior agreements, understandings, representations and warranties, both written and oral, among Parent, Merger Subsidiary, the Company and the Principal Stockholders with respect to the subject matter hereof. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.10 Amendment. This Agreement may not be modified, amended, altered or supplemented except by an instrument in writing signed by each of the parties hereto.

Section 5.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 5.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 5.13 Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.4 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 5.14 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.14.

Section 5.15 Defined Terms. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

Section 5.16 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

Section 5.17 Further Assurances. From time to time, at the request of another party and without further consideration, each party hereto shall take such reasonable further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement; provided, however, that, except as expressly provided herein, nothing herein shall be deemed to require any Principal Stockholder to take any action in respect of the Company’s obligations under the Merger Agreement.

IN WITNESS WHEREOF, the Principal Stockholders, the Company, Parent and Merger Subsidiary have caused this Agreement to be duly executed on the date hereof.

WIND HOTELS HOLDINGS INC.

By:	/S/ KENNETH A. CAPLAN
Name: Title:	Kenneth A. Caplan Managing Director and Vice President

WIND HOTELS ACQUISITION INC.

By:	/S/ KENNETH A. CAPLAN
Name: Title:	Kenneth A. Caplan Managing Director and Vice President

WYNDHAM INTERNATIONAL, INC.

By:	/s/ MARK A. SOLLS
Name: Title:	Mark A. Solls Executive Vice President and General Counsel

APOLLO INVESTMENT FUND IV, L.P.

By:	Apollo Advisors, IV, L.P., its General Partner
	By:	Apollo Capital Management IV, Inc., its General Partner

		By:	/s/ ERIC PRESS
		Name: Title:	Eric Press Vice President

APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

By:	Apollo Real Estate Advisors, IV, L.P., its General Partner
	By:	Apollo Real Estate Capital Advisors IV, Inc., its General Partner

		By:	/s/ LEE NEIBART
		Name: Title:	Lee Neibart

AIF/THL PAH LLC

By:	Apollo Management IV, L.P., its manager
	By:	AIF IV Management, Inc., its general partner

		By:	/s/ ERIC PRESS
		Name: Title:	Eric Press Vice President

BCP VOTING, INC., as Trustee for the Beacon Capital Partners Voting Trust

		By:	/s/ WILLIAM A. BONN
		Name: Title:	William A. Bonn Senior Managing Director and General Counsel

THOMAS H. LEE EQUITY FUND IV, L.P.

By:	THL Advisors IV, LLC

	By:	/s/ THOMAS H. LEE
	Name: Title:	Thomas H. Lee Managing Director

THOMAS H. LEE FOREIGN FUND IV, L.P.

By:	THL Advisors IV, LLC

	By:	/s/ THOMAS H. LEE
	Name: Title:	Thomas H. Lee Managing Director

THOMAS H. LEE FOREIGN FUND IV-B, L.P.

By:	THL Advisors IV, LLC

	By:	/s/ THOMAS H. LEE
	Name: Title:	Thomas H. Lee Managing Director

Schedule A

INVESTOR ENTITIES	SERIES B PREFERRED OWNERSHIP
THL Equity Fund IV, L.P.	4,106,281.68
THL Foreign Fund IV, L.P.	141,946.65
THL Foreign Fund IV-B, L.P.	398,814.53

TOTAL	4,647,042.86

Apollo Investment Fund IV, L.P.	3,898,231.39
Apollo Overseas Partners IV, L.P.	209,052.71
Apollo Real Estate Investment Fund IV, L.P.	2,053,641.27

TOTAL	6,160,925.36

AIF/THL PAH LLC	1,288,559.90

BCP VOTING, INC.	2,416,048.62

TOTAL FOR INVESTORS	14,512,576.74

J.P. Morgan Securities Inc.

June 13, 2005

The Board of Directors

Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, TX 75207

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.01 per share (the “Company Class A Common Stock”), of Wyndham International, Inc. (the “Company”) and the holders of Series A Preferred Stock and Series B Preferred Stock, each par value $0.01 per share, of the Company (the “Series A Preferred Stock” and the “Series B Preferred Stock”, respectively, and collectively, the “Preferred Stock”) of the consideration to be received by such holders in the proposed merger (the “Merger”) of the Company with a wholly-owned subsidiary of Wind Hotels Holdings Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Merger Partner and Wind Hotels Acquisition Inc. (the “Merger Subsidiary”), (i) the Merger Subsidiary will be merged with and into the Company and the Company will become a wholly-owned subsidiary of the Merger Partner, (ii) the Recapitalization Agreement (as defined below) will be terminated without cost or liability to the Company, (iii) each share of Company Class A Common Stock and each share, if any, of Class B common stock, par value $0.01 per share, of the Company (the “Company Class B Common Stock”), in each case, issued and outstanding immediately prior to the effectiveness of the Merger (the “Merger Closing”), other than shares of Company Class A Common Stock or Company Class B Common Stock owned by the Company or any of its wholly-owned subsidiaries or the Merger Partner or any of its wholly-owned subsidiaries and Dissenting Shares (as defined in the Agreement), shall be converted into the right to receive $1.15 in cash, without interest, and (iv) each share of Preferred Stock issued and outstanding immediately prior to the Merger Closing, other than shares of Preferred Stock owned by the Company or any of its wholly-owned subsidiaries or the Merger Partner or any of its wholly-owned subsidiaries and Dissenting Shares, shall be converted into the right to receive an amount in cash, without interest, equal to the quotient obtained by dividing (x) $1,195,033,723 by (y) the aggregate number of issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock immediately prior to the Merger Closing (rounded to the nearest cent); provided, that the per share amount to be paid for each share of Preferred Stock shall in no event exceed $72.17 per share.

We understand that, on April 14, 2005, the Company and WI Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Newco”), entered into a Recapitalization and Plan of Merger Agreement (the “Recapitalization Agreement”), which provided for, among other things, the merger of Newco with and into the Company, with the Company as the surviving corporation (the “Recapitalization”). Pursuant to the Recapitalization Agreement, (a) each share of Company Class A Common Stock or Company Class B Common Stock issued and outstanding immediately prior to the effectiveness of the Recapitalization (the “Recapitalization Closing”) would have been converted into one share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and (b) each share of Preferred Stock issued and outstanding immediately prior to the Recapitalization Closing would have been converted into the number of shares of Company Common Stock equal to the Exchange Ratio (as defined in the Recapitalization Agreement). On the basis of the Exchange Ratio, the shares of Company Common Stock issued to holders of Preferred Stock in the Recapitalization would have represented 85% of the Total Pro Forma Outstanding Shares (as defined in the Recapitalization Agreement) of the Company Common Stock.

In arriving at our opinion, we have: (i) reviewed a draft dated June 13, 2005 of the Agreement and the Recapitalization Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Class A Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, that the Recapitalization and the other transactions contemplated by the Recapitalization Agreement will not be consummated, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Class A Common Stock and the Preferred Stock in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger.

Furthermore, we note that the allocation of the number of shares of Company Common Stock which would be received by the holders of the Company Class A Common Stock, the Company Class B Common Stock and the Preferred Stock, respectively, in the Recapitalization is the same basis on which the aggregate consideration to be paid in the Merger will be allocated among the holders of the Company Class A Common Stock, the Company Class B Common Stock, if any, and the Preferred Stock, respectively. While we understand that a special committee of the Board of Directors of the Company approved the Recapitalization and that the Board of Directors of the Company received a fairness opinion in connection with the Recapitalization, we express no opinion as to, and with your consent have assumed, the fairness of the Exchange Ratio and related allocation of Company Common Stock pursuant to the Recapitalization to the holders of the Company Class A Common Stock, Company Class B Common Stock and the Preferred Stock, respectively. We also express no opinion as to the relative fairness of the number of shares of Company Common Stock that would be received by the holders of the Company Class A Common Stock, the Company Class B Common Stock and the Preferred Stock,

respectively, pursuant to the Recapitalization nor, accordingly as to the relative fairness of the allocation of the aggregate consideration to be received in the Merger by holders of Company Class A Common Stock as compared to holders of Preferred Stock.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Merger, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for the Company’s shareholders in an amount in excess of that contemplated in the Merger.

We will receive a fee from the Company upon the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. One of our venture capital affiliates currently owns 402,673.972 shares of Series B Preferred Stock, representing approximately 2.5% of the outstanding Series B Preferred Stock as of April 28, 2005. In addition, in the past, we and our affiliates have provided a variety of investment banking and commercial banking services to the Company and its affiliates and to certain of the Merger Partner’s affiliates. Specifically, our commercial banking affiliate recently acted as agent and joint bookrunner under a $1.65 billion refinancing of the Company’s corporate credit facilities and a majority of the Company’s outstanding mortgage debt and currently holds approximately $85.4 million under these credit facilities. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or affiliates of the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Class A Common Stock and the Preferred Stock in the proposed Merger is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

Annex D

RECAPITALIZATION AND MERGER AGREEMENT

by and among

Wyndham International, Inc.

WI Merger Sub, Inc.,

Apollo Investment Fund IV, L.P.,

Apollo Real Estate Investment Fund IV, L.P.,

AIF/THL PAH LLC,

BCP Voting Inc., as Trustee for the Beacon Capital Partners Voting Trust,

Thomas H. Lee Equity Fund IV, L.P.,

Thomas H. Lee Foreign Fund IV, L.P.

and

Thomas H. Lee Foreign Fund IV-B, L.P.

Dated as of April 14, 2005

D-i

Exhibits:
Exhibit A	Form of Restated Certificate of Incorporation
Exhibit B	Form of Amended and Restated Bylaws
Exhibit C	Form of Affiliate Agreement

D-ii

INDEX OF DEFINED TERMS

Affiliate Agreements	D-6
Agreement	D-1
AIF/THL	D-1
Amex	D-2
Apollo	D-1
Apollo Real Estate	D-1
Bay Meadows Actions	D-3
Beacon	D-1
Beacon Approval	D-7
Certificate of Merger	D-1
Class A Common Stock	D-1
Class B Common Stock	D-1
Closing	D-4
Closing Date	D-4
Controlled Affiliates	D-9
Covered Parties	D-12
D&O Insurance	D-12
DGCL	D-1
Dissenting Shares	D-3
Exchange Act	D-6
Exchange Ratio	D-3
Existing Certificates	D-3
HSR Act	D-5
Independent Directors	D-10
Insured Parties	D-12
Investor Group	D-10
Merger	D-1
Merger Approval	D-5
Merger Effective Time	D-1
New Common Stock	D-1
Newco	D-1
Newco Common Stock	D-2
OP Units	D-3
Preferred Stock	D-4
Public Stockholders	D-10
Recapitalization	D-1
Requisite Stockholder Approvals	D-5
Resigning Directors	D-6
SEC	D-5
Securities Purchase Agreement	D-6
Series A Preferred Stock	D-1
Series B Approval	D-5
Series B Meeting	D-8
Series B Preferred Stock	D-1
Shares	D-1
Special Committee	D-1
Stockholders’ Meeting	D-8
Surviving Corporation	D-1
Tag-Along Sale	D-10
THL Foreign	D-1
THL Foreign B	D-1
THL IV	D-1
Total Pro Forma Outstanding Shares	D-3
Wyndham	D-1

D-iii

RECAPITALIZATION AND MERGER AGREEMENT

This RECAPITALIZATION AND MERGER AGREEMENT (this “Agreement”) is made and entered into as of this 14th day of April, 2005, by and among Wyndham International, Inc., a Delaware corporation (“Wyndham”), WI Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Wyndham (“Newco”), Apollo Investment Fund IV, L.P., (“Apollo”), Apollo Real Estate Investment Fund IV, L.P. (“Apollo Real Estate”), AIF/THL PAH LLC (“AIF/THL”), BCP Voting, Inc., a Delaware corporation, as trustee for the Beacon Capital Partners Voting Trust (“Beacon”), Thomas H. Lee Equity Fund IV, L.P. (“THL IV”), Thomas H. Lee Foreign Fund IV, L.P. (“THL Foreign”) and Thomas H. Lee Foreign Fund IV-B., L.P. (“THL Foreign B”). Each of Apollo, Apollo Real Estate, AIF/THL, Beacon, THL IV, THL Foreign and THL Foreign B is herein referred to as an “Investor,” and, collectively, they are referred to as the “Investors.”

WHEREAS, pursuant to this Agreement, Wyndham, Newco and the Investors have agreed to effect a transaction pursuant to which, as provided herein, all shares of Class A and Class B common stock and Series A and Series B preferred stock of Wyndham (collectively, the “Shares”) will be recapitalized (the “Recapitalization”) into one class of common stock by means of a merger of Newco with and into Wyndham, with Wyndham as the surviving corporation in such merger (the “Merger”);

WHEREAS, pursuant to the Merger, (i) the certificate of incorporation and bylaws of Wyndham will be amended to read in the forms attached as Exhibits A and B hereto, respectively, to eliminate certain governance provisions and to create a new class of common stock, par value $0.01 per share, of Wyndham (“New Common Stock”) that will replace all existing classes of stock of Wyndham; (ii) each share of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), of Wyndham that is issued and outstanding immediately prior to the Merger Effective Time shall be converted into one share of New Common Stock; and (iii) each share of Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), and Series B Preferred Stock, par value $0.01 per share, of Wyndham (“Series B Preferred Stock”), that is issued and outstanding immediately prior to the Merger Effective Time shall be converted into the number of shares of New Common Stock equal to the Exchange Ratio; and

WHEREAS, the Boards of Directors of Newco and, based in part on the recommendation of the Special Committee of the Board of Directors of Wyndham comprised of directors unaffiliated with the Investors (the “Special Committee”), Wyndham have determined that the Merger is advisable and in the best interests of their respective stockholders.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE RECAPITALIZATION

1.1 Plan of Merger.

(a) The Merger. At the Merger Effective Time and subject to and upon the terms and conditions of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), Newco shall be merged with and into Wyndham, the separate existence of Newco shall cease and Wyndham shall continue as the surviving corporation. Wyndham as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

(b) Merger Effective Time. On the Closing Date and subject to the satisfaction or waiver of the conditions set forth in Article VI, Wyndham shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL in form and substance reasonably acceptable to the Investors (the time of such filing, or such later effective time as may be agreed to by the parties hereto and set forth in the Certificate of Merger the “Merger Effective Time”).

(c) Effect of Merger. From and after the Merger Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Merger Effective Time, all the property, rights, privileges, powers and franchises of Newco and Wyndham shall vest in the Surviving Corporation, and all debts, liabilities and duties of Newco and Wyndham shall become the debts, liabilities and duties of the Surviving Corporation.

(d) Restated Certificate of Incorporation; Bylaws. At the Merger Effective Time, the Restated Certificate of Incorporation of Wyndham shall be amended to read in its entirety as set forth in Exhibit A hereto, and shall, from and after the Merger Effective Time, unless and until further amended, be the Restated Certificate of Incorporation of the Surviving Corporation. At the Merger Effective Time, the Amended and Restated Bylaws of Wyndham shall be amended and restated to read in their entirety as set forth in Exhibit B hereto, and shall, from and after the Merger Effective Time, unless and until further amended, be the Amended and Restated Bylaws of the Surviving Corporation.

(e) Directors and Officers. The directors of the Surviving Corporation shall be designated in writing by the Investors prior to the Merger Effective Time, and Wyndham shall take all necessary action to cause such designees to be appointed to the Board of Directors of the Surviving Corporation effective at the Merger Effective Time in accordance with the relevant provisions of the DGCL and Wyndham’s then effective Restated Certificate of Incorporation and Amended and Restated Bylaws, provided, that (i) any such designation shall result in there being at least two directors who are “independent” within the meaning of the rules of the American Stock Exchange (“Amex”) and (ii) the composition of the Surviving Corporation’s Board of Directors shall be in accordance in all respects with the rules of the Amex and any applicable law. The officers of Wyndham shall be the officers of the Surviving Corporation from and after the Merger Effective Time, each to hold office until their respective successors are duly elected or appointed or until such officers’ earlier death, resignation or removal.

(f) Conversion of Securities. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Wyndham, Newco or the holders of any of their securities or interests:

(i) Each share of Series A Preferred Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into the number of shares of New Common Stock equal to the Exchange Ratio;

(ii) Each share of Series B Preferred Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into the number of shares of New Common Stock equal to the Exchange Ratio;

(iii) Each share of Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into one share of New Common Stock;

(iv) Each share of Class B Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into one share of New Common Stock;

(v) Each Share held in the treasury of Wyndham immediately prior to the Merger Effective Time shall be cancelled without any conversion or consideration paid in respect thereof, and shall cease to exist;

(vi) Each option or right to purchase shares any shares of Class A Common Stock of Wyndham that is outstanding immediately prior to the Merger Effective Time, whether or not then exercisable, shall be converted into an option or right to purchase an equal number of shares of New Common Stock, and all other terms of such option or right shall remain the same as immediately prior to the Merger Effective Time. Each share of restricted Class A Common Stock of Wyndham that is outstanding immediately prior to the Merger Effective Time shall be converted into a share of restricted New Common Stock, and all other terms (including vesting) of such restricted stock shall remain the same as immediately prior to the Merger Effective Time;

(vii) Each share of common stock, par value $0.01 per share, of Newco (“Newco Common Stock”) shall be cancelled without any conversion or consideration paid in respect thereof, and shall cease to exist;

(viii) The “Exchange Ratio” shall be equal to a fraction (expressed as a decimal and rounded down to the nearest whole share after aggregating all fractional shares that otherwise would be received by a holder) the numerator of which is 85% of the Total Pro Forma Outstanding Shares outstanding immediately prior to the Merger Effective Time and the denominator of which is the sum of (A) the number of shares of Series A Preferred Stock outstanding immediately prior to the Merger Effective Time and (B) the number of shares of Series B Preferred Stock outstanding immediately prior to the Merger Effective Time. Not later than one business day prior to the Closing Date, Wyndham shall provide the Investors with a true and correct written calculation of the Exchange Ratio;

(ix) The “Total Pro Forma Outstanding Shares” shall be equal to the sum of:

(A) the total number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Merger Effective Time, including any shares of Class A Common Stock issuable upon redemption of the partnership units in Patriot American Hospitality Partnership, L.P. or Wyndham International Operating Partnership, L.P. (collectively, the “OP Units”), but excluding shares that were subject to unexercised options or rights that were outstanding as of April 5, 2005 and excluding shares of restricted stock that were subject to vesting restrictions as of April 5, 2005;

(B) to the extent not included in clause (A) above, 11,000,000 shares of Class A Common Stock or New Common Stock that may be issued pursuant to the settlement of the actions entitled Johnson v. Patriot American Hospitality, Inc., et al., Case No. C-99-2153, Ansell v. Patriot American Hospitality, Inc., et al., Case No. C-99-2239, Sola, et al. v. Patriot American Hospitality, Inc., et al., Case No. C-99-2770, Gunderson, et al. v. Patriot America Hospitality, Inc., et al., Case No. C-99-3040, Susnow v. Patriot American Hospitality, Inc., et al., and any other actions with substantially similar allegations (collectively, the “Bay Meadows Actions”); and

(C) all shares of New Common Stock issuable upon conversion of the Series A Preferred Stock and the Series B Preferred Stock pursuant to the Merger; and

(x) All accrued and unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock shall, as of the Merger Effective Time, be cancelled without any consideration being payable in respect thereof.

(g) Surrender of Shares; Stock Transfer Books. From and after the Merger Effective Time, upon surrender by any holder to Wyndham’s transfer agent of any certificates formerly representing Shares, certificates representing the number of shares of New Common Stock that such holder shall be entitled to receive pursuant to Section 1.2(f) shall be issued to such holder. From and after the Merger Effective Time, until such time as the certificates formerly representing the Shares (the “Existing Certificates”) are surrendered in exchange for new certificates representing the shares of New Common Stock, the Existing Certificates held by any holder shall be deemed to represent the shares of New Common Stock that such holder was entitled to receive pursuant to Section 1.2(f) and the holder thereof shall have all of the rights (including voting and dividend rights) to which such shares of New Common Stock are entitled.

(h) Conversion Price. For purposes of the proposed settlement of the Bay Meadows Actions, the parties agree and acknowledge that the price per share of New Common Stock to be received by the holders of the Series B Preferred Stock in the Merger pursuant to Section 1.1 will equal the liquidation preference of a share of Series B Preferred Stock at the Merger Effective Time divided by the Exchange Ratio.

(i) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Shares that are (i) outstanding immediately prior to the Merger Effective Time, (ii) held by a holder who has not voted in favor of the adoption of the Merger and this Agreement or consented thereto in writing and who has complied with Section 262 of the DGCL and (iii) entitled to appraisal rights under Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into shares of New Common Stock in accordance with Section 1.1(f) unless such holder fails to perfect or properly withdraws or otherwise loses such holder’s right to appraisal. A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such shares held by such holder in accordance with Section 262 of the DGCL, unless, after the Merger Effective Time, such holder fails to perfect or properly withdraws or loses such holder’s right to appraisal, in which case such Shares shall be converted into and represent only shares of New Common Stock in accordance with Section 1.1(f). Wyndham shall give the Investors (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Wyndham relating to rights of appraisal and (ii) the opportunity to participate in the conduct of all negotiations and proceedings with respect to demands for appraisal under the DGCL. Except with the prior written consent of the Investors holding, as of the date hereof, at least two-thirds of the outstanding shares of Series B Preferred Stock held by the Investors collectively, Wyndham shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

1.2 The Closing. Subject to the fulfillment or waiver of the conditions set forth in Article VI, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, commencing at 10:00 a.m. local time on the earliest practicable date (but no later than the second business day) following satisfaction or waiver of the conditions set forth in Article VI or (b) at such other place and/or time and/or on such other date as Wyndham and the Investors may agree. The date on which the Closing occurs shall be the “Closing Date.” The Closing will consist of the filing with the Secretary of State of the State of Delaware of the Certificate of Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF WYNDHAM

Wyndham hereby represents and warrants to each Investor as follows:

2.1 Corporate Power and Authority. Wyndham is duly organized, validly existing and in good standing under the laws of the State of Delaware. Wyndham has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Wyndham have been duly authorized by all necessary corporate action on the part of Wyndham, subject to receipt of the Requisite Stockholder Approvals. This Agreement has been duly executed and delivered by Wyndham and, assuming due authorization, execution and delivery by each other party hereto, constitutes the legal, valid and binding obligation of Wyndham enforceable against Wyndham in accordance with its terms subject to applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

2.2 Capitalization. Prior to giving effect to the Merger, Wyndham’s authorized capital stock consists solely of 750,000,000 shares of Class A Common Stock, 750,000,000 shares of Class B Common Stock, and 150,000,000 shares of preferred stock, par value $.0l per share (“Preferred Stock”). As of April 13, 2005, 172,838,624 shares of Class A Common Stock are issued and outstanding (excluding for purposes of this sentence any shares of restricted stock that are subject to vesting restrictions), no shares of Class B Common Stock are issued and outstanding and 16,181,122 shares of Preferred Stock are outstanding, of which 74,165 shares are designated Series A Preferred Stock and 16,106,957 shares are designated Series B Preferred Stock. As of April 13, 2005, (i) 4,924,194 shares of restricted stock subject to vesting restrictions are outstanding, (ii) 778,403 shares of restricted stock have vested since April 5, 2005, (iii) options to purchase 8,346,627 shares of Class A Common Stock are outstanding, (iv) no options to purchase shares of Class A Common Stock have been exercised since April 5, 2005 and (v) there are 319,854 OP Units outstanding and 319,854 shares of Class A Common Stock are issuable upon redemption of the OP Units. As of March 31, 2005, each share of Series A Preferred Stock Preferred Stock and Series B Preferred Stock, on a per share basis averaged for all such shares, (i) had a Liquidation Preference (as such term is defined in the certificate of designation of such Preferred Stock) equal to $106.775 and (ii) was convertible into 12.43016 shares of Class A Common Stock or Class B Common Stock, as applicable. Except as set forth above, as of the date hereof, there are no shares of capital stock or securities convertible into or exchangeable for shares of capital stock of Wyndham. Upon consummation of the

Recapitalization, each of the shares of New Common Stock issued in the Merger will be duly authorized, validly issued and fully paid and nonassessable and will not have been issued in violation of any preemptive or similar rights.

2.3 No Conflicts; Consents and Approvals.

(a) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default under, Wyndham’s Restated Certificate of Incorporation, or Amended and Restated Bylaws; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any lien or encumbrance upon any of the properties or assets of Wyndham under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Wyndham is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Wyndham; or (iv) other than the Requisite Stockholder Approvals, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, required filings with the Securities and Exchange Commission (the “SEC”) or pursuant to state securities or “blue sky” laws, the approval by the Amex of the shares of New Common Stock for listing upon notice of issuance and required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), require any action or consent or approval of, or review by, or registration or filing by Wyndham with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority, except, in the case of clause (ii), (iii) or (iv), as would not have a material adverse effect on Wyndham and its subsidiaries taken as a whole or the ability of Wyndham to perform its obligations hereunder and consummate the transactions contemplated hereby.

(b) The approvals required by Wyndham stockholders in connection with this Agreement and the transactions contemplated hereby (collectively, the “Requisite Stockholder Approvals”) are (i) the adoption of this Agreement and the approval of the Merger by the holders of a majority in voting power of the issued and outstanding shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock (voting on an as-converted basis) entitled to vote thereon, voting together as a single class (the “Merger Approval”), and (ii) the adoption of this Agreement and the approval of the Merger by the holders of at least two-thirds of the issued and outstanding shares of Series B Preferred Stock entitled to vote thereon (the “Series B Approval”). No other vote of the holders of any class or series of capital stock of Wyndham is required to approve or authorize this Agreement or the consummation of the transactions contemplated hereby.

2.4 Brokers. Except for Morgan Stanley, the fees and expenses of which have been fully disclosed to the Investors, no agent, broker, finder, investment banker, financial advisor or other person will be entitled to any broker’s, finder’s or similar fee or commission from Wyndham or any affiliate thereof in connection with any of the transactions contemplated by this Agreement based on arrangements made by Wyndham or any of its affiliates (other than the Investors) or any investment banker, financial advisor, attorney, accountant or other person retained by or acting for or on behalf of Wyndham or any such affiliate.

2.5 Opinion of Financial Advisor. The Board of Directors of Wyndham has received the written opinion of Morgan Stanley, dated as of the date hereof, to the effect that, as of such date and subject to the qualifications and limitations contained therein, the consideration to be received by the holders of the Class A Common Stock in connection with the Recapitalization was fair, from a financial point of view, to the holders of such Shares. Wyndham has provided a true and complete copy of such written opinion to the Investors.

2.6 Board Approvals.

(a) The Board of Directors of Wyndham has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the holders of the

Class A Common Stock and Series A Preferred Stock, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) approved the termination of the provisions of the Securities Purchase Agreement, dated as of February 18, 1999 (the “Securities Purchase Agreement”), described in Section 5.8.

(b) On or prior to the date hereof, Wyndham has taken all such steps as may be required to cause the transactions contemplated by this Agreement, including any dispositions of Shares and acquisitions of New Common Stock by each individual that is or will be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Wyndham, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

2.7 Takeover Statutes; Shareholder Rights Plan. On or prior to the date hereof, the Board of Directors of Wyndham has taken the necessary action (i) to make inapplicable the restrictions on “business combinations” pursuant to Section 203 of the DGCL, any other applicable antitakeover or similar statute or regulation to this Agreement and the transactions contemplated hereby and (ii) to terminate the Shareholder Rights Plan, dated as of June 29, 1999, effective immediately prior to the Merger Effective Time, without the payment of any amounts to the holders of any Shares.

2.8 Certain Affiliate Matters. At or prior to the execution hereof, Wyndham has delivered to the Investors, to the extent in Wyndham’s possession on the date hereof, (i) the resignations of all Class A Directors and Class C Directors of Wyndham other than Fred J. Kleisner (the “Resigning Directors”), in each case effective immediately prior to the Merger Effective Time, and (ii) a letter agreement in substantially the form of Exhibit C hereto from each of the Resigning Directors (the “Affiliate Agreements”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NEWCO

Newco hereby represents and warrants to each Investor and to Wyndham as follows:

3.1 Corporate Power and Authority. Newco is duly organized, validly existing and in good standing under the laws of the State of Delaware. Newco has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Newco have been duly authorized by all necessary corporate action on the part of Newco, subject to receipt of the approval of the holders of a majority of the issued and outstanding shares of Newco Common Stock. This Agreement has been duly executed and delivered by Newco and, assuming due authorization, execution and delivery by each other party hereto, constitutes the legal, valid and binding obligation of Newco enforceable against Newco in accordance with its terms subject to applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

3.2 Capitalization. Newco’s authorized capital stock consists solely of 100 shares of Newco Common Stock. As of the date of this Agreement, 100 shares of Newco Common Stock are issued and outstanding.

3.3 No Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default under, Newco’s Certificate of Incorporation or Bylaws; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any lien or encumbrance upon any of the properties or assets of Newco under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Newco is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Newco; or (iv) require any action or consent or approval of, or review by, or registration or filing by Newco with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority, except in the case of clause (ii), (iii) or (iv), as would not have a material adverse effect on Newco or the ability of Newco to perform its obligations hereunder and consummate the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor represents and warrants, severally and not jointly, to each of Wyndham and Newco as follows:

4.1 Power and Authority. Such Investor is duly organized and validly existing under the laws of its state of formation. It has all requisite power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject, in the case of Beacon, to the requisite approval of holders of interests in Beacon pursuant to the terms of the Beacon Voting Trust Agreement, dated as of June 8, 1999 (the “Beacon Approval”). The execution, delivery and performance of this Agreement by it has been duly authorized by all necessary action on its part, subject, in the case of Beacon, to the Beacon Approval. This Agreement has been duly executed and delivered by such Investor and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the legal, valid and binding obligation of such Investor, enforceable against it in accordance with its terms subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (b) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

4.2 No Conflicts; Consents and Approvals. Subject, in the case of Beacon, to the Beacon Approval, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate, conflict with, or result in a breach of any provision of or, constitute a default under, its governing or organizational documents; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any lien or encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which it is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it; or (iv) require any action or consent or approval of, or review by, or registration or material filing by it with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority except in the case of clause (ii), (iii) or (iv) as would not have a material adverse effect on such Investor or the ability of such Investor to perform its obligations hereunder and consummate the transactions contemplated hereby.

4.3 Title to Shares. The Investors own beneficially and of record, in the aggregate, the number of Shares equal to the number of Shares acquired by the Investors and their affiliated fund entities pursuant to the Securities Purchase Agreement, plus any Shares issued as dividends thereon, less any Shares redeemed by Wyndham with the proceeds from its offering of Series A Preferred Stock, and have the authority to vote such Shares in accordance with the provisions of this Agreement.

4.4 Brokers. No agent, broker, finder, investment banker, financial advisor or other person will be entitled to any broker’s, finder’s or similar fee or commission from any Investor or any affiliate thereof, or from Wyndham based on any action of any Investor or its representative, in connection with any of the transactions contemplated by this Agreement based on any arrangement made by an Investor or any of its affiliates (other than Wyndham) or any investment banker, financial advisor, attorney, accountant or other person retained by or acting for or on behalf of such Investor or any such affiliate.

ARTICLE V

COVENANTS

5.1 Stockholders’ Meetings.

(a) Wyndham shall call and hold a meeting of its stockholders entitled to vote, which meeting shall also serve as Wyndham’s annual meeting for the election of directors (it being understood that such election shall not affect the obligation of the Resigning Directors to resign and that Wyndham will not propose any nominees for election as Class A or Class C directors that are not Class A or Class C Directors on the date hereof) (the “Stockholders’ Meeting”), as promptly as practicable for the purpose of seeking the Merger Approval, and Wyndham shall use its reasonable best efforts to hold the Stockholders’ Meeting as soon as practicable following the filing of a definitive proxy statement relating to such meeting. Subject to Section 5.1(d), the Board of Directors of Wyndham shall recommend the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby at the Stockholders’ Meeting.

(b) Unless the holders of the Series B Preferred Stock shall have previously acted by written consent with respect to the Series B Approval, Wyndham shall call and hold a meeting of the holders of the Series B Preferred Stock (the “Series B Meeting”) as promptly as practicable for the purpose of seeking the Series B Approval, and Wyndham shall use its reasonable best efforts to hold the Series B Meeting as soon as practicable following the filing of a definitive proxy statement relating to such meeting. Subject to Section 5.1(d), the Board of Directors of Wyndham shall recommend the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby at the Series B Meeting.

(c) Wyndham shall coordinate the timing of the meetings so that they occur on the same date and at locations that are proximate to one another.

(d) Notwithstanding anything to the contrary contained herein, the Board of Directors of Wyndham may not withdraw, modify or amend, or propose to withdraw, modify or amend, the recommendations made in contemplation of or pursuant to this Agreement in any manner adverse to the Investors unless such Board has determined in good faith, after consultation with outside legal counsel, that failure to take such action would result in a breach of its fiduciary obligations to the stockholders of Wyndham under applicable law.

(e) The obligation of Wyndham to call, give notice of, convene and hold the Stockholders’ Meeting and Series B Meeting and to hold a vote of Wyndham’s stockholders on this Agreement and the Merger at the Stockholders’ Meeting and the Series B Meeting shall not be limited or otherwise affected by the withdrawal, modification or amendment of the recommendation of the Wyndham Board of Directors that Wyndham’s stockholders adopt and approve the Merger and this Agreement.

5.2 Series B Drag-Along. Subject, in the case of Beacon, to the Beacon Approval, the Investors shall use their commercially reasonable efforts to provide a “drag-along” notice to the holders of Series B Preferred Stock other than the Investors not less than 15 days prior to the Merger Effective Time informing them that the Investors are exercising their “drag-along” rights under the Stockholders’ Agreement among the holders of Series B Preferred Stock and requiring them to exchange their Series B Preferred Shares for shares of New Common Stock in the Merger.

5.3 Registration Statement; Proxy Materials. Wyndham shall prepare and file with the SEC as soon as practicable a registration statement which shall include a proxy statement with respect to each of the Requisite Stockholder Approvals. The proxy statement shall include the recommendation of the Board of Directors of Wyndham to the holders of the Class A Common Stock, the Class B Common Stock and the Series B Preferred Stock to adopt the Merger Agreement and approve the Merger and the other transactions contemplated hereby, subject to Section 5.1(d). Wyndham agrees that it shall give the Investors and their counsel a reasonable opportunity to review and provide comments on the registration statement and any notice, consent solicitation or proxy statement distributed to stockholders in connection with the Series B Meeting or the Stockholders’ Meeting, prior to any such distribution.

5.4 Voting; Transfer. Subject, in the case of Beacon, to the Beacon Approval, each Investor agrees to vote all Shares owned by it in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby at the Series B Meeting and the Stockholders’ Meeting, as applicable. Without the prior written consent of Wyndham or as otherwise provided in this Agreement, during the term of this Agreement, the Investors shall not, directly or indirectly (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares, other than any proxies, voting trusts or voting agreements or arrangements that are consistent with the voting obligations of the Investors contained in this Agreement, or (b) sell, assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law), any Shares, other than to a person or entity that agrees to be bound by the provisions of this Agreement to the same extent as the Investors and other than transfers of the Shares by Beacon to its beneficiaries as a result of a termination of the Beacon Voting Trust Agreement, in which case such beneficiaries shall be automatically bound by and entitled to the benefits under this Agreement without any further action.

5.5 Limitation on Certain Share Issuances and Repurchases. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Merger Effective Time, Wyndham shall not and shall not permit its subsidiaries to:

(a) issue, deliver, sell (including the sale by Wyndham of any Shares held in treasury) or authorize or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of such capital stock or any securities convertible into or exercisable or exchangeable for shares of such capital stock (including restricted stock), or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery or sale of Shares pursuant to (i) the exercise of stock options, (ii) the vesting of restricted stock, (iii) the conversion of convertible securities and (iv) the redemption of OP Units, in each case outstanding as of the date of this Agreement;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Wyndham or any OP Units; or

(c) without the affirmative vote of a majority of Wyndham’s Class B Directors, modify any settlement of the Bay Meadows Actions.

5.6 Listing of Shares of New Common Stock. Wyndham will use its commercially reasonable efforts to cause the shares of New Common Stock to be issued in the Recapitalization, and any shares of New Common Stock underlying any options, rights or restricted stock or that may be issued upon redemption of OP Units, in each case outstanding at the Merger Effective Time, to be listed for trading on the Amex, subject to official notice of issuance, prior to the Merger Effective Time.

5.7 Post-Recapitalization Governance.

(a) For a period of 12 months following the Merger Effective Time, neither the Investors nor their affiliates (as defined in Rule 12b-2 under the Exchange Act, but excluding for this purpose any person or entity as to which the Investors do not own at least a majority of the voting power and control their investment and voting decisions (their “Controlled Affiliates”)), provided that they retain collectively a majority of the outstanding New Common Stock, nor Wyndham will initiate action which could reasonably be expected to result in the delisting of the New Common Stock from the Amex or the deregistration of the New Common Stock under the Exchange Act, other than by reason of an acquisition of Wyndham not in violation of this Agreement.

(b) For so long as the securities of the Surviving Corporation are listed on the Amex, the Investors (provided that together with their Controlled Affiliates they retain collectively a majority of the outstanding New Common

Stock) and Wyndham shall ensure that (i) there shall be at least two members of the Board of Directors of Wyndham who are “independent” within the meaning of the rules of the Amex (the “Independent Directors”) and any applicable law and (ii) the composition of the Surviving Corporation’s Board of Directors shall otherwise be in accordance in all respects with rules of the Amex and any applicable law.

(c) For a period of 12 months following any deregistration of the New Common Stock under the Exchange Act, the Investors, provided that together with their Controlled Affiliates they retain collectively a majority of the outstanding New Common Stock, and Wyndham shall ensure that Wyndham will make publicly available (including mailing of such material to all persons holding of record New Common Stock (such persons, other than the Investors and their Controlled Affiliates, the “Public Stockholders”)) the information that would be required by an issuer subject to the periodic reporting obligations under the Exchange Act.

(d) For a period of 12 months following the Merger Effective Time, the Investors, their Controlled Affiliates and any group of persons, acting with the knowledge and consent of the Investors, acquiring, holding, voting or disposing of securities which would be required under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder to file with the Investors and their Controlled Affiliates a statement on Section 13D with the Securities and Exchange Commission as a “person” with the meaning of Section 13(d)(3) of the Exchange Act (such group of persons, the “Investor Group”) shall not acquire, offer to acquire or agree to acquire the legal or beneficial ownership of any additional shares of New Common Stock and Wyndham shall not take any action, including stock repurchases, in either case that would result in the Investor Group holding, in the aggregate, legal or beneficial ownership of in excess of 90% of the outstanding New Common Stock. The foregoing restriction will not apply to acquisitions pursuant to a transaction in which the same price per share is offered for all shares of New Common Stock not owned by the Investor Group and such acquisition is (a) approved by a majority of the Independent Directors (after receipt of a fairness opinion from a nationally recognized investment bank), or (b) if a merger, subject to a vote of the holders of a majority of shares of New Common Stock not held by the Investor Group, or (c) if a tender offer, subject to (i) a non-waiveable minimum condition that at least a majority of the shares of New Common Stock not owned by the Investor Group be tendered and (ii) if the tender offer is consummated, an unconditional commitment to acquire the shares of New Common Stock not acquired in the tender offer at the same price per share and otherwise for the same consideration paid in the tender offer, as promptly as possible, and in each case within 90 days, which time period may be extended, if necessary, due to review by the Securities and Exchange Commission, pursuant to a back-end merger.

(e) If, within 24 months following the Merger Effective Time, the Investors propose to sell, or otherwise dispose of sole beneficial or legal ownership, whether directly or indirectly in a single transaction or series of related transactions (and regardless of the form of transaction) New Common Stock representing more than 50% of the outstanding New Common Stock owned, in the aggregate, by the Investors to a single party or group of related parties (including, for purposes of calculating whether the 50% threshold has been exceeded, any shares not so sold but subject to proxy, voting or other similar agreements in favor of such party or group) (a “Tag-Along Sale”), the Investors will only effect such Tag-Along Sale if such party or group agrees that, not later than five business days following the completion of the Tag-Along Sale, such party or group will make an offer to acquire at the same price per share and otherwise for the same consideration paid to the Investors at least the same proportion of the New Common Stock held by Public Stockholders as the Investors sold of their position in the Tag-Along Sale; provided, however, that in the event that the Tag-Along Sale is consummated prior to the acquisition from the Public Stockholders, the proceeds payable to the Public Stockholders in such acquisition shall be placed in an escrow reasonably acceptable to the Independent Directors at the time the Tag-Along Sale is consummated. Any third party that proposes to purchase New Common Stock in a Tag-Along Sale will be required to agree that the offer to the Public Stockholders shall be completed within the minimum time period permitted by applicable law and shall not be subject to any conditions other than the absence of an injunction (and, in which case, shall use its commercially reasonable efforts to cause such injunction to be lifted). In the event that the Investors are to receive securities in such Tag-Along Sale, then the Public Stockholders shall be offered a security that is economically equivalent to, and has all other rights and privileges as, the security being issued to the Investors (except that the security offered to the Public Stockholders shall not have any voting rights, except for those rights that are required by applicable law); provided, that if the Independent Directors determine that the securities to be offered to the Public Stockholders are economically equivalent to the security to be issued to the Investors, then such security shall be conclusively presumed to be economically equivalent. In the event that less than 100% of the New Common Stock held, in the aggregate, by the Investors is not disposed of, the provisions of this Section 5.7(e) shall apply until such time as 100% of the New Common Stock, held, in the aggregate, by the Investors is disposed of. The foregoing Tag-Along Sale provisions shall also apply to a transaction occurring from and after the date hereof but prior to the Merger Effective Time in which the Investors transfer more than 50% of the outstanding Series B Preferred Stock owned by them, in which case such party or group will make an offer to acquire at least the same proportion of the Class A Common Stock held by Public Stockholders as the Investors sold of their position in the Series B Preferred Stock in such Tag-Along Sale and the “same price per share” shall be determined by dividing the aggregate consideration to be paid in respect of the Series B Preferred Stock so transferred by the total number of shares of New Common Stock that would be issuable under this Agreement in respect of the Series B Preferred Stock so transferred as of the date of such transfer.

(f) For a period of 12 months following the Merger Effective Time, Wyndham will not engage in any transaction with any Investor, its Controlled Affiliates or any employee or general partner of any Investor or its affiliated investment fund entities unless such transaction is on arms-length terms and, if the total value of such transaction is greater than $1,000,000, prior approval by a majority of the Independent Directors is received; provided, however, that the requirements set forth in this subsection (f) shall not apply to any transaction of a type covered in any other provision of this Section 5.7 other than a purchase of securities by any Investor, its Controlled Affiliates or any employee or general partner of any Investor or its affiliated investment fund entities from Wyndham.

(g) Each of the provisions of this Section 5.7 may be waived or terminated with the approval of a majority of the Independent Directors or by a vote of the holders of a majority of shares of New Common Stock not held by the Investor Group.

5.8 Termination of Existing Standstill Agreements. Effective immediately prior to the Merger Effective Time, the provisions contained in Sections 7.1, 7.2, 7.3, 7.5, 7.6 and 7.7 of the Securities Purchase Agreement shall be deemed to be terminated and shall cease to have any further force or effect. Wyndham hereby consents to, and waives any conflicting provisions of Article VII of the Securities Purchase Agreement that may relate to, (i) the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including the request for resignations of the Resigning Directors, the reconstitution of the Board of Directors effective at the Merger Effective Time and the solicitation of proxies in connection herewith, (ii) the execution and delivery of any voting agreements that may be entered into between the Investors and the Class A or Class C directors pursuant to which such directors agree to vote all Shares held by them in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby and (iii) the Investors (as such term is defined in the Securities Purchase Agreement) entering into voting agreements with each other prior to the Merger Effective Time that become effective at the Merger Effective Time.

5.9 Registration Rights. The Registration Rights Agreement, dated as of June 30, 1999, is hereby amended to (i) provide that the shares of New Common Stock to be issued to the holders of the Series B Preferred Stock in the Recapitalization are included in the definition of “Registrable Securities” under such agreement and (ii) delete the restriction on the number of demand registrations that can be made by the Investors.

5.10 Shareholder Rights Plan. Effective immediately prior to the Merger Effective Time, the Shareholder Rights Agreement, dated as of June 29, 1999, shall automatically and without any further action of any of the parties hereto or of the Board of Directors of Wyndham, and without the payment of any amounts to the holders of any Shares, terminate and shall cease to have any further force or effect.

5.11 D&O Insurance; Indemnification. For a period of six years after the Merger Effective Time, Wyndham agrees that it shall maintain a directors’ and officers’ liability insurance policy (“D&O Insurance”) covering those persons who, as of the date hereof or as of immediately prior to the Merger Effective Time, are covered by Wyndham’s D&O Insurance (the “Insured Parties”) with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the Merger Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby, on terms no less favorable to the Insured Parties than those of Wyndham’s present D&O Insurance; provided, however, that in no event shall Wyndham be required to expend annually more than 200% of the annual premium currently paid by Wyndham for D&O Insurance (and if the cost for such D&O Insurance is in excess of such amount, Wyndham shall be required only to maintain such coverage as is available for such amount). In lieu of the foregoing, Wyndham may, with the consent of the Investors, elect to obtain prepaid policies prior to the Merger Effective Time, which policies shall provide the Insured Parties with D&O Insurance of an equivalent amount and at least as favorable terms as that provided by Wyndham’s current D&O Insurance for an aggregate period of at least six years with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the Merger Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby; provided, however, that the aggregate premium for such prepaid policies shall not exceed six times 200% of the annual premium currently paid by Wyndham for such D&O Insurance. In addition, for a period of six years after the Merger Effective Time, Wyndham agrees that it shall not amend or waive any provision of its Charter or By-Laws relating to indemnification, advancement or exculpation rights in a manner which would adversely affect those entitled to the benefits of such provisions (the “Covered Parties”). The covenants contained in this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each of the Insured Parties and the Covered Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Insured Party or Covered Party is entitled, whether pursuant to law, contract or otherwise. In the event that Wyndham or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of Wyndham shall succeed to the obligations set forth in this Section 5.11.

5.12 Further Assurances.

(a) Each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, including, as promptly as practicable after the date hereof, make any necessary initial filings and notifications, and thereafter make any other submissions either required or deemed appropriate, under the HSR Act and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

(b) Each of the parties hereto agrees to cooperate and use its reasonable best efforts, and to assist and cooperate with the other parties, to defend against, contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect, that restricts, prevents or prohibits or seeks to restrict, prevent or prohibit the consummation of any of the transactions contemplated by this Agreement, including, without limitation, by pursuing all reasonably available avenues of administrative and judicial appeal. In addition, each of the parties shall assist and cooperate with the other parties with respect to the approval and consummation of any settlement of any litigation relating to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, in the event of any action seeking to restrict, prevent or prohibit the consummation of any of the transaction, neither Wyndham nor Newco settle or enter into any settlement agreement with respect to such action without the prior approval of the Investors.

(c) Beacon will use its reasonable efforts to solicit the Beacon Approval as promptly as practicable after the date hereof.

5.13 Certain Affiliate Matters. To the extent not delivered to the Investors at or prior to the execution of this Agreement, Wyndham shall, within two business days after the date hereof, deliver to the Investors (i) the resignations of each of the Resigning Directors effective immediately prior to the Merger Effective Time and (ii) Affiliate Agreements executed by each of the Resigning Directors.

ARTICLE VI

CONDITIONS PRECEDENT

6. 1 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction prior to the Closing of the following conditions:

(a) Requisite Stockholder Approvals. The Requisite Stockholder Approvals shall have been obtained.

(b) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall be effective at the Merger Effective Time, and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws, the Securities Act of 1933, as amended, or the Exchange Act related to the issuance or trading of the New Common Stock shall have been received.

(c) No Injunctions or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Recapitalization, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or the Merger shall be in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

(d) Listing of Shares of New Common Stock. The shares of New Common Stock to be issued in the Recapitalization shall have been approved for listing on the Amex, subject only to official notice of issuance.

(e) HSR Act. The waiting period under the HSR Act applicable to the acquisition of shares of New Common Stock by the Investors in the Recapitalization shall have expired or been terminated.

6.2 Conditions to the Wyndham’s Obligation. The obligation of Wyndham to effect the Recapitalization shall be subject to the satisfaction at or prior to the Closing Date of the following additional conditions:

(a) Performance of Obligations. Each of the Investors shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Closing Date.

(b) Representations and Warranties. Each of the representations and warranties of each of the Investors contained in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect limitation) has not had and would not reasonably be expected to have a material adverse effect on the Investors or the ability of the Investors to perform their obligations hereunder or consummate the transactions contemplated hereby.

6.3 Conditions to the Investors’ Obligation. The obligation of the Investors to effect the Recapitalization shall be subject to the satisfaction at or prior to the Closing Date of the following additional conditions:

(a) Performance of Obligations. Each of Wyndham and Newco shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Closing Date.

(b) Representations and Warranties. Each of the representations and warranties of each of Wyndham and Newco contained in this Agreement shall be true and correct on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect limitation) has not had and would not reasonably be expected to have a material adverse effect on Wyndham and its subsidiaries, taken as a whole, or the ability of Wyndham or Newco to perform their obligations hereunder or consummate the transactions contemplated hereby.

ARTICLE VII

TERMINATION

7.1 Bases for Termination. Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing, whether before or after shareholder approval hereof:

(a) by mutual written consent of Wyndham and Investors holding at least two-thirds of the outstanding shares of Series B Preferred Stock held by the Investors collectively;

(b) by Wyndham if any of the conditions set forth in Section 6.1 or 6.2 shall have become incapable of fulfillment, and shall not have been waived by Wyndham; provided, however, that in the case of the conditions set forth in Section 6.2, the right to terminate under this Section 7.1(b) for any breach of the Investors’ agreements or representations and warranties shall only apply if the breach is incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the Investors;

(c) by the Investors if any of the conditions set forth in Section 6.1 or 6.3 shall have become incapable of fulfillment, and shall not have been waived by the Investors; provided, however, that in the case of the conditions set forth in Section 6.3, the right to terminate under this Section 7.1(c) for any breach of Wyndham’s or Newco’s agreements or representations and warranties shall only apply if the breach is incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by Wyndham;

(d) by Wyndham or the Investors if the Closing does not occur on or prior to December 15, 2005; provided, however, that the party seeking termination pursuant to clause (b), (c) or (d) is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement; and

(e) by the Investors in the event that the Board of Directors of Wyndham withdraws, modifies or amends in a manner adverse to the Investors the recommendation made in contemplation of or pursuant to this Agreement.

7.2 Notice of Termination. In the event of termination by Wyndham or the Investors pursuant to this Article VII, written notice thereof shall forthwith be given to the other party or parties and the transactions contemplated by this Agreement shall be terminated, without further action by any party.

7.3 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Article VII, this Agreement shall become void and have no further force and effect; provided, that, notwithstanding any such termination, Section 8.9 shall remain in effect to the extent that any expenses covered thereby shall not theretofore have been reimbursed by Wyndham. Nothing in this Article VII shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Counterparts. This Agreement may be executed in any number of counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

8.2 Entire Agreement. This Agreement (including the exhibits attached hereto) constitutes the entire agreement among the parties and supersedes all prior agreements, understandings, arrangements or representations by or among the parties, written and oral, with respect to the subject matter hereof.

8.3 Third Party Beneficiaries. Except as otherwise provided in Section 5.11, nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

8.4 Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each party irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement (and agrees not to commence any action except in any such court). Each party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding in the courts of the State of Delaware or of the United States of America, in each case located in the State of Delaware, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any action or proceeding brought in any such court has been brought in an inconvenient forum. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in connection with any action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement.

8.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.

8.6 Amendment. This Agreement may not be altered, amended, waived or supplemented except by an agreement in writing signed by each of the parties hereto. This Agreement may be amended at any time prior to the Merger Effective Time, whether before or after stockholder approval hereof; provided, however, that any such amendment after stockholder approval hereof which by law requires the further approval of stockholders shall not be made without such further approval.

8.7 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile, by courier service or by registered or certified mail (postage prepaid, return receipt, requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.7):

If to the Investors, to:

Apollo Investment Fund IV, L.P.

Apollo Real Estate Investment Fund IV, L.P.

AIF/THL PAH LLC

c/o Apollo Capital Management, L.P.

1301 Avenue of the Americas

New York, NY 10019

Attention: Eric L. Press

Facsimile No.: (212) 515-3288

Beacon Capital Partners Voting Trust

c/o Beacon Capital Partners, L.P.

1 Federal Street

26th Floor

Boston, Massachusetts 02110

Attention: William A. Bonn, Esq.

Facsimile No.: (617) 457-0459

Thomas H. Lee Equity Fund IV, L.P.

Thomas H. Lee Foreign Fund IV, L.P.

Thomas H. Lee Foreign Fund IV-B., L.P.

c/o Thomas H. Lee Partners, L.P.

100 Federal St., 35th Fl.

Boston, MA 02110

Attention: Todd M. Abbrecht

Facsimile No.: (617) 227-3514

with a copy, to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Randall H. Doud, Esq.

Thomas W. Greenberg, Esq.

Facsimile No.: (212) 735-2000

if to Wyndham, to:

Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

Attention: Mark A. Solls, Esq.

Facsimile No.: (214) 863-1841

with a copy to:

Paul, Weiss, Rifkind, Wharton and Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Robert B. Schumer, Esq.

James H. Schwab, Esq.

Facsimile No.: (212) 757-3990

if to Newco, to:

c/o Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

Attention: Mark A. Solls, Esq.

Facsimile No.: (214) 863-1841

with a copy to:

Paul, Weiss, Rifkind, Wharton and Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Robert B. Schumer, Esq.

James H. Schwab, Esq.

Facsimile No.: (212) 757-3990

8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that, subject to Section 5.7(e), each of the Investors shall have the right to transfer its right and interest under this Agreement to any transferee of the Shares held by such Investor that agrees to be bound hereunder to the same extent as the transferring Investor and such transferring Investor shall cause such transferee to agree to be bound as if it were an Investor. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any purported transfer in violation of this Section 8.8 is null and void.

8.9 Fees and Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be the responsibility of and shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that Wyndham shall pay any filing fees under the HSR Act; provided, further, that reasonable out-of-pocket fees and expenses of the Investors incurred in connection with the preparation and finalization of the registration statement and proxy statement in connection with the Recapitalization shall be reimbursed by Wyndham.

8.10 No Public Announcement. None of the parties hereto shall make any press release, public announcement or filing with any governmental entity concerning the transactions contemplated hereby, except as and to the extent that any such party shall be obligated to make any such disclosure by this Agreement, by law or by the Amex and then only after consultation with the other regarding the basis of such obligation and the content of such press release, public announcement or filing or as the parties shall mutually agree. The parties agree that the initial press release to be issued with respect to the transactions contemplated hereby shall be in the form heretofore agreed to by the parties.

8.11 Special Committee. During the period from the date of this Agreement until the Merger Effective Time or the earlier termination of this Agreement, the approval of a majority of the members of the Special Committee shall be required to authorize any termination of this Agreement by Wyndham, any amendment or modification of this Agreement requiring action by Wyndham or the Board of Directors of Wyndham, any consent of Wyndham or the Board of Directors of Wyndham under the terms of this Agreement, any extension of time for performance of any obligation or action hereunder by the Investors and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of Wyndham, the Board of Directors of Wyndham or any of Wyndham’s stockholders.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed by its officer thereunto duly authorized as of the date first written above.

WYNDHAM INTERNATIONAL, INC.

By:	/s/ MARK A. SOLLS
Name: Title:	Mark A. Solls Executive Vice President

WI MERGER SUB, INC.

By:	/s/ MARK A. SOLLS
Name: Title:	Mark A. Solls Executive Vice President

APOLLO INVESTMENT FUND IV, L.P.

By:	Apollo Advisors, IV, L.P., its General Partner
	By:	Apollo Capital Management IV, Inc., its General Partner

		By:	/s/ ERIC PRESS
		Name: Title:	Eric Press Vice President

APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

By:	Apollo Real Estate Advisors IV, L.P., its General Partner
	By:	Apollo Real Estate Capital Advisors IV, Inc., its General Partner

		By:	/s/ LEE NEIBART
		Name: Title:	Lee Neibart

AIF/THL PAH LLC

By:	Apollo Management IV, L.P., its manager
	By:	AIF IV Management, Inc., its general partner

		By:	/s/ ERIC PRESS
		Name: Title:	Eric Press Vice President

BCP VOTING, INC., as Trustee for the Beacon Capital Partners Voting Trust

		By:	/s/ WILLIAM A. BONN
		Name: Title:	William A. Bonn Senior Managing Director and General Counsel

THOMAS H. LEE EQUITY FUND IV, L.P.

By:	THL Advisors IV, LLC

	By:	/s/ THOMAS H. LEE
	Name: Title:	Thomas H. Lee Managing Director

THOMAS H. LEE FOREIGN FUND IV, L.P.

By:	THL Advisors IV, LLC

	By:	/s/ THOMAS H. LEE
	Name: Title:	Thomas H. Lee Managing Director

THOMAS H. LEE FOREIGN FUND IV-B., L.P.

By:	THL Advisors IV, LLC

	By:	/s/ THOMAS H. LEE
	Name: Title:	Thomas H. Lee Managing Director

Annex E

Form of Restated Certificate of Incorporation

of

Wyndham International, Inc.

I. NAME

The name of the corporation is Wyndham International, Inc. (the “Corporation”).

II. PURPOSES

The nature of business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act for which corporations may be organized under the DGCL.

III. REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IV. CAPITAL STOCK

The Corporation shall have the authority to issue a total of 3,000,000,000 shares of capital stock, consisting of 2,000,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 1,000,000,000 shares of preferred stock, par value $0.0l per share (the “Preferred Stock”). The rights, preferences, voting powers and the qualifications, limitations and restrictions of the authorized stock shall be as follows:

A. COMMON STOCK

1. VOTING RIGHTS. Each share of Common Stock shall be entitled to one vote on all matters submitted to a vote at any meeting of stockholders.

2. DIVIDEND RIGHTS. Subject to the rights of holders of Preferred Stock and subject to any other provisions of this Certificate or any amendment hereto, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time.

3. LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Corporation, after distribution in full of preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any other class or series of stock having a preference as to liquidating distributions over Common Stock, the holders of Common Stock shall be entitled to share equally and ratably, share for share, in all of the remaining assets of the Corporation, of whatever kind available for distribution to stockholders. A consolidation or merger of the Corporation with or into any other corporation or corporations shall not be deemed to be a liquidation, dissolution or winding-up of the Corporation as those terms are used in this Section.

4. ACTION WITHOUT A MEETING. Any action required or permitted to be taken by the stockholders of the Corporation may be effected either at a duly called annual or special meeting of the stockholders of the Corporation or by the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were presented and voted.

B. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series, with such distinctive designations, rights, powers and preferences as shall be stated and expressed herein or in the resolution or resolutions providing for the issue of shares of a particular series, and in such resolution or resolutions providing for the issue of shares of such series, the Board of Directors, or any duly authorized committee thereof, is expressly authorized to fix or establish the basis for determining:

1. The annual or other periodic dividend rate for such series, the dividend payment dates, the date from which dividends on all shares of such series issued shall be cumulative, and the extent of participation rights, if any;

2. The redemption price or prices, if any, for such series and other terms and conditions on which such series may be retired and redeemed;

3. The obligation, if any, of the Corporation to purchase and retire or redeem shares of such series as a sinking fund or otherwise, and the terms and conditions of any such redemption;

4. The designation and number of shares of such series issuable;

5. The right to vote, if any, with holders of shares of any other class or series, either generally or as a condition to specified corporate action;

6. The amount payable upon shares in the event of involuntary liquidation;

7. The amount payable upon shares in the event of voluntary liquidation;

8. The rights, if any, of the holders of shares of such series to convert such shares into other classes of stock of the Corporation, or to exchange such shares for other securities or assets, and the terms and conditions of any such conversion or exchange;

9. The preemptive or preferential right to purchase or subscribe to any shares of any class or series of capital stock of the Corporation; and

10. Any other preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, of the shares of such series.

C. PREEMPTIVE RIGHTS. Other than as specifically authorized in the certificate of designation establishing the terms of a series of Preferred Stock or in an agreement approved by the Board of Directors, holders of shares of any class or series of capital stock shall not be entitled to any preemptive or preferential right to purchase or subscribe to (i) any shares of any class or series of capital stock of the Corporation, whether now or hereafter authorized, (ii) any warrants, rights or options to purchase any such capital stock or (iii) any obligations convertible into any such capital stock or into warrants, rights or options to purchase any such capital stock.

D. AMBIGUITY. In the case of an ambiguity in the application of the provisions of this Article IV, the Board of Directors shall have the power to determine the application of the provisions of this Article IV with respect to any situation based on the facts known to it.

E. SEVERABILITY. Each provision of this Article IV shall be severable and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

V. DIRECTORS

A. GENERAL POWERS. Except as otherwise expressly provided in this Certificate, the property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors and, except as otherwise expressly provided by law, the Bylaws or this Certificate, all of the powers of the Corporation shall be vested in such Board.

B. NUMBER OF DIRECTORS. The number of members of the Board of Directors shall be fixed from time to time by the Board of Directors.

C. VACANCIES; REMOVAL; TERM. Subject to the rights, if any, of the holders of any class or series of stock to elect directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the

Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a director, shall be filled by the vote of a majority of all of the remaining directors then in office. Any director elected in accordance with the preceding sentence shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until such vacancy is filled. Each member of the Board of Directors may be removed with or without cause. Each of the members of the Board of Directors shall hold office for a term expiring at the next annual meeting of stockholders of the Corporation or until or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

VI. LIMITATION OF LIABILITY

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or as such a member, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors or the person or persons exercising or performing any of the powers or duties otherwise conferred or imposed upon directors of the Corporation, then the liability of the director of the Corporation or the person or persons exercising or performing any of the powers or duties otherwise conferred or imposed upon directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment or repeal of this Article VI by either (i) the stockholders of the Corporation or (ii) an amendment to the DGCL shall not adversely affect any right or protection existing at the time of such amendment or repeal with respect to any acts or omissions occurring before such amendment or repeal of a person serving as a director at the time of such amendment or repeal.

VII. INDEMNIFICATION

A. GENERAL RIGHT TO INDEMNIFICATION. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The Corporation shall advance the expenses incurred by a person who is or was a director or officer of the Corporation in defending or otherwise participating in any proceeding in advance of its final disposition. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the Corporation. The rights to indemnification and to the advance of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

B. AMENDMENT OR REPEAL. Any amendment or repeal of this Article VII by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such amendment or repeal with respect to any acts or omissions occurring prior to such amendment or repeal.

VIII. AMENDMENT OF BYLAWS

A. AMENDMENT BY THE BOARD OF DIRECTORS. Except as otherwise provided by law or this Certificate, the Bylaws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

B. AMENDMENT BY THE STOCKHOLDERS. The Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of the majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

IX. AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Restated Certificate of Incorporation, the Corporation’s Bylaws or as otherwise provided by law, and all rights herein conferred upon stockholders are granted subject to such reservation.

Annex F

Form of Amended and Restated Bylaws

of

Wyndham International, Inc.

ARTICLE I

DEFINITIONS

For purposes of these Bylaws, the following words shall have the meanings set forth below:

(a) “Certificate” shall mean the Restated Certificate of Incorporation of the Corporation, as amended from time to time, including any Certificates of Designation for any series of stock of the Corporation.

(b) “Corporation” shall mean Wyndham International, Inc.

(c) “DGCL” shall mean the Delaware General Corporation Law, as amended from time to time.

(d) “Public Announcement” shall mean: (i) disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, (ii) a report or other document filed publicly with the Securities and Exchange Commission (including, without limitation, a Form 8-K) or (iii) a letter or report sent to stockholders of record of the Corporation at the time of the mailing of such letter or report.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 PLACES OF MEETINGS. All meetings of the stockholders shall be held at such place, either within or without the State of Delaware, as from time to time may be fixed by the Board of Directors.

2.2 ANNUAL MEETINGS. The annual meeting of the stockholders, for the election of directors and transaction of such other business as may come properly before the meeting, shall be held at such date and time as shall be determined by the Board of Directors.

2.3 SPECIAL MEETINGS. A special meeting of the stockholders for any purpose or purposes may be called at any time only by the Chairman of the Board, the Chief Executive Officer, a majority of the Board of Directors or by the holders of a majority of the shares of the Corporation’s common stock, par value $0.01 per share. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

2.4 NOTICE OF MEETINGS: ADJOURNMENTS. A written notice of each annual meeting stating the hour, date and place of such annual meeting shall be given by the Secretary or an Assistant Secretary of the Corporation (or other person authorized by these Bylaws or by law) not less than 10 days nor more than 60 days before the annual meeting, to each stockholder entitled to vote thereat and to each stockholder who, by law or under the Certificate or under these Bylaws, is entitled to such notice, by delivering such notice to him or her or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the stock transfer books of the Corporation. Such notice shall be deemed to be delivered when hand delivered to such address or deposited in the mail so addressed, with postage prepaid.

Notice of all special meetings of stockholders shall be given in the same manner as provided for annual meetings, except that the written notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

Notice of an annual meeting or special meeting of stockholders need not be given to a stockholder if a written waiver of notice is signed before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance was for the express purpose of objecting at the beginning of the meeting to

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the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual meeting or special meeting of stockholders need be specified in any written waiver of notice.

The Board of Directors may postpone and reschedule any previously scheduled annual meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to this Section 2.4 or otherwise. In no event shall the Public Announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under Section 2.9 of these Bylaws.

When any meeting is convened, the presiding officer of the meeting may adjourn the meeting if (a) no quorum is present for the transaction of business, (b) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information that the Board of Directors determines has not been made sufficiently or timely available to stockholders or (c) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any annual meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting, other than an announcement at the meeting at which the adjournment is taken, of the hour, date and place to which the meeting is adjourned; provided, however, that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stock holder who, by law or under the Certificate or under these Bylaws, is entitled to such notice.

2.5 QUORUM. Except as otherwise required by the Certificate, any number of stockholders together holding at least a majority of the outstanding shares of capital stock entitled to vote with respect to the business to be transacted, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned from time to time by a majority of the stockholders present or represented by proxy.

2.6 VOTING AND PROXIES. Unless otherwise provided in the Certificate or by law, stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock transfer books of the Corporation. Stockholders may vote either in person or by written proxy, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies shall be filed with the secretary of the meeting before being voted. Except as otherwise limited therein or as otherwise provided by law, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a stockholder shall be deemed valid, and the burden of proving invalidity shall rest on the challenger.

2.7 ACTION AT MEETING. When a quorum is present, any matter before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at such meeting and entitled to vote on such matter, except where a larger vote is required by law, by applicable rule of any securities exchange, by the Certificate or by these Bylaws. Any election of any director by stockholders shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of such director, except where a larger vote is required by the Certificate or by these Bylaws. The Corporation shall not directly or indirectly vote any shares of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

2.8 STOCKHOLDER LIST. The officer or agent having charge of the stock transfer books of the Corporation shall make, at least 10 days before every annual meeting or special meeting of stockholders, a

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complete list of the stockholders entitled to vote at the meeting or any adjournment thereof, in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open for the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, (i) either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) during ordinary business hours, at the principal place of business of the Corporation.. The list shall also be produced and kept at the hour, date and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.9 STOCKHOLDER PROPOSALS. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.9 and on the record date for the determination of stockholders entitled to vote at such annual meeting and who is otherwise entitled to vote at the meeting and (ii) who complies with the notice procedures set forth in this Section 2.9. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. A stockholder’s notice shall be timely if delivered to, or mailed to and received by, the Corporation at its principal executive office not less than 75 days nor more than 105 days prior to the anniversary date of the immediately preceding annual meeting (the “Anniversary Date”); provided, however, that in the event the annual meeting is scheduled to be held on a date that is not within 30 days before or 60 days after the Anniversary Date, a stockholder’s notice shall be timely if delivered to, or mailed to and received by, the Corporation at its principal executive office not later than the close of business on the 10th day following the day on which Public Announcement of the date of such annual meeting is first made by the Corporation.

A stockholder’s notice to the Secretary of the Corporation shall set forth as to each matter proposed to be brought before an annual meeting: (i) a brief description of the business the stockholder desires to bring before such annual meeting and the reasons for conducting such business at such annual meeting, (ii) the name and address, as they appear on the stock transfer books of the Corporation, of the stockholder proposing such business, (iii) the class and number of shares of the capital stock of the Corporation beneficially owned by the stockholder proposing such business, (iv) the names and addresses of the beneficial owners, if any, of any capital stock of the Corporation registered in such stockholder’s name on such books, and the class and number of shares of the capital stock of the Corporation beneficially owned by such beneficial owners, (v) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (vii) any material interest of the stockholder proposing to bring such business before such meeting (or any other stockholders known to be supporting such proposal) in such proposal.

If the Board of Directors or a designated committee thereof determines that any stockholder proposal was not made in a timely fashion in accordance with the provisions of this Section 2.9 or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.9 in any material respect, such proposal shall not be presented for action at the annual meeting in question. If neither the Board of Directors nor such committee makes a determination as to the validity of any stockholder proposal in the manner set forth above, the presiding officer of the annual meeting shall determine whether the stockholder proposal was made in accordance with the terms of this Section 2.9. If the presiding officer determines that any stockholder proposal was not made in a timely fashion in accordance with the provisions of this Section 2.9 or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.9 in any material respect, such proposal shall not be presented for action at the annual meeting in

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question. If the Board of Directors, a designated committee thereof or the presiding officer determines that a stockholder proposal was made in accordance with the requirements of this Section 2.9, the presiding officer shall so declare at the annual meeting and ballots shall be provided for use at the meeting with respect to such proposal.

Notwithstanding the foregoing provisions of this Section 2.9, a stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section 2.9, and nothing in this Section 2.9 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

2.10 INSPECTORS OF ELECTIONS. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

2.11 PRESIDING OFFICER. The Chairman of the Board, if one is elected, or if not elected or in his or her absence, the Chief Executive Officer, shall preside at all annual meetings or special meetings of stockholders and shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 2.4 and 2.5 of this Article II. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

ARTICLE III

DIRECTORS

3.1 GENERAL POWERS. The property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors and, except as otherwise expressly provided by law, the Certificate or these Bylaws, all of the powers of the Corporation shall be vested in such Board.

3.2 NUMBER OF DIRECTORS. The number of directors of the Corporation shall be fixed pursuant to the Certificate.

3.3 ELECTION AND REMOVAL OF DIRECTORS; QUORUM.

(a) Directors shall be elected by a plurality of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal.

(b) Any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a director, shall be filled in the manner set forth in the Certificate.

(c) Unless otherwise provided for by law or in the Certificate, any director (including persons elected by directors to fill vacancies in the Board of Directors) may be removed from office only by the affirmative vote of the holders of at least a majority of the votes represented by the shares then entitled to vote in the election of such director.

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(d) At any meeting of the Board of Directors, a majority of the number of directors then in office shall constitute a quorum for the transaction of business. However, if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except that when any meeting of the Board of Directors, either regular of special, is adjourned for 30 days or more, notice of the adjourned meeting shall be give as in the case of the original meeting.

3.4 MEETINGS OF DIRECTORS. Subject to the provisions of the Certificate, meetings of the Board of Directors shall be held at places within or without the State of Delaware and at times fixed by resolution of the Board of Directors, or upon call of the Chairman of the Board or the Chief Executive Officer and the Secretary of the Corporation or officer performing the Secretary’s duties shall give not less than 24 hours’ notice by letter, facsimile, telegraph or telephone (or in person) of all meetings of the Board of Directors, provided that notice need not be given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board of Directors. Subject to the provisions of the Certificate, meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting; provided, however, that attendance at a meeting for the express purpose of objecting at the beginning of a meeting to the transaction of any business because the meeting is not lawfully convened shall not be considered a waiver of notice.

3.5 NOMINATIONS. Nominations of candidates for election as directors of the Corporation at any annual meeting may be made by any holder of record (both as of the time notice of such nomination is given by the stockholder as set forth below and as of the record date for the annual meeting in question) of any shares of the capital stock of the Corporation entitled to vote at such annual meeting who complies with the timing, informational and other requirements set forth in this Section 3.5.

Nominations, other than those made in the manner provided for in Article V of the Certificate shall be made pursuant to timely notice in writing to the Secretary of the Corporation as set forth in this Section 3.5. A stockholder’s notice shall be timely if delivered to, or mailed to and received by, the Corporation at its principal executive offices of the Corporation (a) in the case of an annual meeting, not less than 75 days nor more than 105 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or Public Announcement of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was mailed or Public Announcement of the date of the special meeting was made, whichever first occurs.

A stockholder’s notice to the Secretary of the Corporation shall set forth as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) the name, age, business address and residence address of such person; (2) the principal occupation or employment of such person; (3) the class and number of shares of the capital stock of the Corporation which are beneficially owned by such person on the date of such stockholder notice; and (4) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. A stockholder’s notice to the Secretary of the Corporation shall further set forth as to the stockholder giving such notice: (1) the name and address, as they appear on the stock transfer books of the Corporation, of such stockholder and of the beneficial owners (if any) of the capital stock of the Corporation registered in such stockholder’s name and the name and address of other stockholders known by such stockholder to be supporting such nominee(s); (2) the class and number of shares of the capital stock of the Corporation which are held of record, beneficially owned or represented by proxy by such stockholder and by any other stockholders known by such stockholder to be supporting such nominee(s) on the record date for the annual meeting in question (if such date shall then have been made publicly available) and on the date of such stockholder’s notice; (3) a description

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of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder and (4) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

If the Board of Directors or a designated committee thereof determines that any stockholder nomination was not made in accordance with the terms of this Section 3.5 or that the information provided in a stockholder’s notice does not satisfy the informational requirements of this Section 3.5 in any material respect, then such nomination shall not be considered at the annual meeting in question. If neither the Board of Directors nor such committee makes a determination as to whether a nomination was made in accordance with the provisions of this Section 3.5, the presiding officer of the annual meeting shall determine whether a nomination was made in accordance with such provisions. If the presiding officer determines that any stockholder nomination was not made in accordance with the terms of this Section 3.5 or that the information provided in a stockholder’s notice does not satisfy the informational requirements of this Section 3.5 in any material respect, then such nomination shall not be considered at the annual meeting in question. If the Board of Directors, a designated committee thereof or the presiding officer determines that a nomination was made in accordance with the terms of this Section 3.5, the presiding officer shall so declare at the annual meeting and ballots shall be provided for use at the meeting with respect to such nominee.

Notwithstanding anything to the contrary in the second paragraph of this Section 3.5, in the event that the number of directors to be elected to the Board of Directors is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 90 days prior to the Anniversary Date, a stockholder’s notice required by this Section 3.5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if such notice shall be delivered to, or mailed to and received by, the Corporation at its principal executive office not later than the close of business on the 10th day following the day on which such Public Announcement is first made by the Corporation.

No person shall be elected by the stockholders as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3.5. Election of directors at an annual meeting need not be by written ballot, unless otherwise provided by the Board of Directors or presiding officer at such annual meeting. If written ballots are to be used, ballots bearing the names of all the persons who have been nominated for election as directors at the annual meeting in accordance with clause (a) of the first sentence of this Section 3.5 or the procedures set forth in this Section 3.5 shall be provided for use at the annual meeting.

3.6 VOTING.

(a) The action of the majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless a larger vote is required for such action by the Certificate, these Bylaws or by law.

(b) Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing. Such written consent shall be filed with the records of the meetings of the Board of Directors and shall be treated for all purposes as a vote at a meeting of the Board of Directors.

3.7 MANNER OF PARTICIPATION. Directors may participate in meetings of the Board of Directors by means of conference telephone or similar communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

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3.8 COMPENSATION. By resolution of the Board of Directors, directors may be allowed a fee and expenses for attendance at all meetings, but nothing herein shall preclude directors from serving the Corporation in other capacities and receiving compensation for such other services.

ARTICLE IV

COMMITTEES

In addition to such committees as may be established by the Certificate and subject to the provisions of the Certificate, the Board of Directors may, by resolution duly adopted, establish one or more standing or special committees of the Board of Directors as it may deem advisable, and the members, terms and authority of such committees shall be set forth in the resolutions establishing the same.

ARTICLE V

OFFICERS

5.1 ELECTION OF OFFICERS; TERMS. Subject to the provisions of the Certificate, the officers of the Corporation shall be elected by the Board of Directors and shall include a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary and a Treasurer or a Chief Financial Officer. Other officers, including Chairman of the Board, Executive Vice Presidents and Senior Vice Presidents, may be elected by the Board of Directors, and assistant and subordinate officers may from time to time be elected by the Board of Directors. Subject to the provisions of the Certificate, all officers shall hold office until the next annual meeting of the Board of Directors and until their successors are duly elected and qualified or until such officers’ earlier death, resignation or removal. The Chairman of the Board shall be chosen from among the directors. Any two officers may be combined in the same person as the Board of Directors may determine.

5.2 REMOVAL OF OFFICERS; VACANCIES. Subject to the provisions of the Certificate, any officer of the Corporation may be removed with or without cause, at any time, by the Board of Directors. Vacancies shall be filled by the Board of Directors.

5.3 DUTIES. The officers of the Corporation shall have such duties as generally pertain to their offices, respectively, as well as such powers and duties as are prescribed by law or are hereinafter provided or as from time to time shall be conferred by the Board of Directors or as provided in the Certificate. The Board of Directors may require any officer to give such bond for the faithful performance of his or her other duties as the Board of Directors may see fit.

5.4 DUTIES OF THE CHAIRMAN OF THE BOARD. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these Bylaws or by the Board of Directors.

5.5 DUTIES OF THE CHIEF EXECUTIVE OFFICER. The Chief Executive Officer of the Corporation shall be responsible for the execution of the policies of the Board of Directors, shall serve as the Chairman of the Executive Committee (if one is established) and shall have direct supervision over the business of the Corporation and its several officers, subject to the ultimate authority of the Board of Directors. He or she shall be a director, and, except as otherwise provided in these Bylaws or in the resolutions establishing such committees or as provided in the Certificate, he or she shall be ex officio a member of all committees of the Board of Directors. He or she may sign and execute in the name of the Corporation share certificates, deeds, mortgages, bonds, contracts or other instruments except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law otherwise to be signed or executed. In addition, he or she shall perform all duties incident to the office of the Chief Executive Officer and such other duties as from time to time may be assigned to him or her by the Board of Directors.

5.6 DUTIES OF THE PRESIDENT. Unless the Board of Directors, by resolution duly adopted, designates some other person to serve as the Chief Operating Officer of the Corporation, the President shall serve as Chief

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Operating Officer and shall have direct supervision over the business of the Corporation and its several officers, subject to the authority of the Board of Directors and the Chairman of the Board, and shall consult with and report to the aforementioned officer. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law otherwise to be signed or executed. In addition, he or she shall perform all duties incident to the office of the President and such other duties as from time to time may be assigned to him or her by the Board of Directors or the Chairman of the Board.

5.7 DUTIES OF THE VICE PRESIDENTS. Each Vice President, if any, shall have such powers and duties as may from time to time be assigned to him or her by the Chairman of the Board or the Board of Directors. When there shall be more than one Vice President of the Corporation, the Board of Directors may from time to time designate one of them to perform the duties of the President in the absence of the President. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Directors, except where the signing and execution of such documents shall be expressly delegated by the Board of Directors or the Chairman of the Board to some other officer or agent of the Corporation or shall be required by law or otherwise to be signed or executed.

5.8 DUTIES OF THE TREASURER OR CHIEF FINANCIAL OFFICER. The Treasurer or Chief Financial Officer shall have charge and custody of and be responsible for all funds and securities of the Corporation, and shall cause all such funds and securities to be deposited in such banks and depositories as shall be designated by the Board of Directors. He or she shall be responsible (i) for maintaining adequate financial accounts and records in accordance with generally accepted accounting practices, (ii) for the preparation of appropriate operating budgets and financial statements, (iii) for the preparation and filing of all tax returns required by law and (iv) for the performance of all duties incident to the office of Treasurer of Chief Financial Officer and such other duties as from time to time may be assigned to him or her by the Board of Directors, the Audit Committee or the Chairman of the Board. The Treasurer or Chief Financial Officer may sign and execute in the name of the Corporation share certificates, deeds, mortgages, bonds, contracts or other instruments, except where the signing and execution of such documents shall be expressly delegated by the Board of Directors or the Chairman of the Board to some other officer or agent of the Corporation or shall be required by law or otherwise to be signed or executed.

5.9 DUTIES OF THE SECRETARY. The Secretary shall act as secretary of all meetings of the Board of Directors, all committees of the Board of Directors and stockholders of the Corporation. He or she shall (i) keep and preserve the minutes of all such meetings in permanent books, (ii) ensure that all notices required to be given by the Corporation are duly given and served, (iii) have custody of the seal of the Corporation and shall affix the seal or cause it to be affixed to all share certificates of the Corporation and to all documents the execution of which on behalf of the Corporation under its corporate seal is duly authorized in accordance with law or the provisions of these Bylaws, (iv) have custody of all deeds, leases, contracts and other important corporate documents, (v) have charge of the books, records and papers of the Corporation relating to its organization and management as a Corporation, (vi) see that all reports, statements and other documents required by law (except tax returns) are properly filed and (vii) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Board of Directors or the Chairman of the Board.

ARTICLE VI

CAPITAL STOCK

6.1 CERTIFICATES. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board; the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or

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registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to a restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law.

6.2 LOST, DESTROYED AND MUTILATED CERTIFICATES. Holders of the shares of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion cause one or more new certificates for the same number of shares in the aggregate to be issued to such stockholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction, and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

6.3 TRANSFER OF STOCK. The stock of the Corporation shall be transferable or assignable only on the stock transfer books of the Corporation by the holder in person or by attorney on surrender of the certificate for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the stock transfer books of the Corporation. The Corporation will recognize, however, the exclusive right of the person registered on its stock transfer books as the owner of shares to receive dividends and to vote as such owner.

6.4 FIXING RECORD DATE.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

ARTICLE VII

INDEMNIFICATION

7.1 POWER TO INDEMNIFY IN ACTIONS, SUITS OR PROCEEDING OTHER THAN THOSE BY OR IN THE RIGHT OF THE CORPORATION. Subject to Section 7.3 of this Article VII, the Corporation shall

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indemnify to the fullest extent authorized or permitted by law, as now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

7.2 POWER TO INDEMNIFY IN ACTIONS, SUITS OR PROCEEDING BY OR IN THE RIGHT OF THE CORPORATION. Subject to Section 7.3 of this Article VII, the Corporation shall indemnify to the fullest extent authorized or permitted by law, as now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall deter mine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

7.3 AUTHORIZATION OF INDEMNIFICATION. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145 of the DGCL. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

7.4 INDEMNIFICATION BY A COURT. Notwithstanding any contrary determination in the specific case under Section 7.3 of this Article VII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 7.1 and 7.2 of this Article VII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 145 of the DGCL. Neither a contrary determination in the specific case under Section 7.3 of this Article VII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 7.4 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

7.5 EXPENSES PAYABLE IN ADVANCE. The Corporation shall advance all expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding within 10 days

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after the receipt by the Corporation of a written statement from such director or officer requesting such advance or advances from time to time, whether prior to or after final disposition of such action, suit or proceeding. Such statement or statements shall reasonably evidence the expenses incurred by such director or officer and shall be preceded or accompanied by an undertaking by or on behalf of such director or officer to repay any expenses so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article VII against such expenses.

7.6 NON-EXCLUSIVITY OF INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation or any Bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 7.1 and 7.2 of this Article VII shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Section 7.1 or 7.2 of this Article VII but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

7.7 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.

7.8 CERTAIN DEFINITIONS. For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries.

7.9 SURVIVAL OF INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.10 LIMITATIONS OF INDEMNIFICATION. Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 7.4 hereof), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

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7.11 INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII on directors and officers of the Corporation.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1 SEAL. The seal of the Corporation shall consist of a flat-faced circular die, of which there may be any number of counterparts, on which there shall be engraved the word “Seal” and the name of the Corporation.

8.2 FISCAL YEAR. The fiscal year of the Corporation shall end on such date and shall consist of such accounting periods as may be fixed by the Board of Directors.

8.3 CHECKS, NOTES AND DRAFTS. Checks, notes, drafts and other orders for the payment of money shall be signed by such persons as the Board of Directors from time to time may authorize. When the Board of Directors so authorizes, however, the signature of any such person may be a facsimile.

8.4 AMENDMENT OF BYLAWS.

(a) AMENDMENT BY DIRECTORS. Except as provided otherwise by law or the Certificate, these Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b) AMENDMENT BY STOCKHOLDERS. These Bylaws may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of a majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

8.5 VOTING OF STOCK HELD. Unless otherwise provided by resolution of the Board of Directors or of the Executive Committee, if any, the Chief Executive Officer may from time to time appoint an attorney or attorneys or agent or agents of the corporation, in the name and on behalf of the Corporation, to cast the vote that the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation, any of whose securities may be held by the Corporation, at meetings of the holders of the shares or other securities of such other corporation, or to consent in writing to any action by any such other corporation; and the Chief Executive Officer shall instruct the person or persons so appointed as to the manner of casting such votes or giving such consent and may execute or cause to be executed on behalf of the Corporation, and under its corporate seal or otherwise, such written proxies, consents, waivers or other instruments as may be necessary or proper in the premises. In lieu of such appointment, the Chief Executive Officer may himself or herself attend any meetings of the holders of shares or other securities of any such other corporation and there vote or exercise any or all power of the Corporation as the holder of such shares or other securities of such other corporation.

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Annex G

April 14, 2005

PERSONAL AND CONFIDENTIAL

Special Committee of Independent Directors

And Board of Directors

Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, TX 75207

Members of the Special Committee and Board of Directors:

We understand that Wyndham International, Inc. (the “Company”) and WI Merger Sub, Inc., a wholly-owned subsidiary of Wyndham (“Newco”) propose to enter into a Recapitalization and Plan of Merger Agreement, substantially in the form of the draft of April 14, 2005 (the “Agreement”) with certain other parties listed thereto (collectively, the “Investors”), which provides, among other things, for the merger (the “Merger”) of a newly formed subsidiary of the Company, with and into the Company, with the Company as the surviving corporation. In connection with the Merger, (a) shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) will be issued in exchange for the issued and currently outstanding shares of Series A Preferred Stock (the “Series A Preferred Stock”) and the issued and currently outstanding shares of Series B Preferred Stock of the Company (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) pursuant to the terms of the Agreement such that the Preferred Stock shall be exchanged into 85% of the Total Pro Forma Outstanding Shares of Common Stock (as defined in the Agreement) and (b) each share of Class A Common Stock, par value $0.01 per share, of the Company ( “Class A Common Stock”) will be converted into one share of Common Stock (the “Consideration”). The terms of the Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of the Class A Common Stock pursuant to the Agreement is fair from a financial point of view to such holders, other than the Investors.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial forecasts prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

v)	reviewed the reported prices and trading activity for the Class A Common Stock;

vi)	reviewed the terms and current liquidation value of the Preferred Stock;

vii)	compared the financial performance of the Company and the prices and trading activity of the Class A Common Stock with that of certain other comparable publicly-traded companies and their securities;

viii)	reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions;

ix)	participated in discussions and negotiations among the members of the Special Committee and the holders of Series B Preferred Stock of the Company;

x)	discussed with management of the Company the strategic rationale for and structure of the Merger;

xi)	reviewed the Recapitalization and Merger Agreement draft dated April 12, 2005 and certain related documents; and

xii)	considered such other factors and performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied without independent verification on the assessment by management of the strategic rationale for the Merger. In addition, we have assumed that the Merger will be consummated on the terms set forth in the Agreement without material waiver, amendment or delay, including, without imitation, that the Merger will be treated as tax-free pursuant to the Internal Revenue Code of 1986, as amended. We have assumed that the settlement regarding Patriot American Hospitality’s merger action case, which was announced by the Company on March 16, 2005 is consummated on terms substantially similar as those announced. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company or any of its assets.

We have acted as financial advisor to the Special Committee of the Company in connection with the Merger and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may own Class A Common Stock, Series A Preferred Stock and/or Series B Preferred Stock, and may also own, or may have committed and/or may commit in the future to invest in private equity funds managed by the Series A and Series B Preferred holders or in assets divested by the Company from time to time.

It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the fairness of the Merger relative to other alternatives whether or not such alternatives exist. Also, our opinion does not address the fairness, relative or otherwise, of the consideration to be received by holders of the Preferred Stock pursuant to the Agreement. In addition, this opinion does not in any manner address the prices at which shares of the Class A Common Stock will trade prior to the consummation of the Merger or the prices at which shares of the Common Stock will trade following the consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Class A Common Stock pursuant to the Agreement is fair from a financial point of view to such holders, other than the Investors.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Cameron W. Clough
Cameron W. Clough Managing Director

Annex H

Section 262

of the General Corporation Law

of the State of Delaware

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

As allowed by Section 145 of the Delaware General Corporation Law, Wyndham’s restated certificate of incorporation provides that Wyndham shall indemnify its directors and officers to the fullest extent authorized or permitted by law, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of Wyndham and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, Wyndham shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors of Wyndham. Wyndham shall advance the expenses incurred by a person who is or was a director or officer of Wyndham in defending or otherwise participating in any proceeding in advance of its final disposition. Wyndham may, to the extent authorized from time to time by its board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred to directors and officers of the Corporation. The rights to indemnification and to the advance of expenses are not exclusive of any other right which any person may have or hereafter acquire under Wyndham’s Certificate of Incorporation, its bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

The Blackstone merger agreement provides that Wind Hotels Holdings Inc. and Wyndham shall, jointly and severally, (i) maintain in effect for at least six years after the effective time of the Blackstone merger, if available, the current policies of directors’ and officers’ liability insurance maintained by Wyndham (provided that Wyndham may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous) or (ii) obtain as of the effective time of the Blackstone merger “tail” insurance policies with a claims period of at least six years from the effective time of the Blackstone merger with at least the same coverage and amounts containing terms and conditions which are no less advantageous, in each case, with respect to claims arising out of or relating to events which occurred before or at the effective time of the Blackstone merger so long as Wind Hotels Holdings Inc. and Wyndham are not required to pay an annual premium in excess of 300% of the last annual premium paid by Wyndham for such insurance prior to the date of the Blackstone merger agreement (such 300% amount being the “Maximum Premium”). If Wind Hotels Holdings Inc. or Wyndham are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Wind Hotels Holdings Inc. and Wyndham shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.

The recapitalization agreement provides that for the six years following the recapitalization merger, Wyndham will maintain a directors’ and officers’ liability insurance policy (“D&O Insurance”) covering those persons who, as of the date of the recapitalization agreement or as of immediately prior to the recapitalization merger, are covered by Wyndham’s D&O Insurance (the “Insured Parties”) with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the recapitalization merger, including in connection with the adoption of the recapitalization agreement on terms no less favorable to the Insured Parties than those of Wyndham’s present D&O Insurance; provided, however, that in no event shall Wyndham be required to expend annually more than 200% of the annual premium currently paid by Wyndham for D&O Insurance (and if the cost for such D&O Insurance is in excess of such amount, Wyndham shall be required only to maintain such coverage as is available for such amount). In lieu of the foregoing, Wyndham may, with the consent of the investor parties, elect to obtain prepaid policies prior to the effective time of the recapitalization merger, which policies shall provide the Insured Parties with D&O Insurance of an equivalent amount and at least as favorable terms as that provided by Wyndham’s current D&O Insurance for an aggregate period of at least six years with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred at or before the recapitalization merger, including in connection with the adoption of the recapitalization agreement; provided, however, that the aggregate premium for such prepaid policies shall not exceed six times 200% of the annual premium currently paid by Wyndham for such D&O Insurance. In addition, for a period of six years after the recapitalization merger, Wyndham agrees that it shall not amend or waive any provision of its restated certificate of incorporation or amended and restated bylaws relating to indemnification, advancement or exculpation rights in a manner which would adversely affect those entitled to the benefits of such provisions.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of June 14, 2005, by and among Wyndham International, Inc., Wind Hotels Holdings Inc. and Wind Hotels Acquisition Inc., incorporated by reference to Exhibit 2.1 to Wyndham’s Current Report on Form 8-K (SEC file no. 001-09320) filed on June 15, 2005.

2.2	Recapitalization and Merger Agreement, dated as of April 14, 2005, by and among Wyndham, WI Merger Sub, Inc., a wholly-owned subsidiary of Wyndham, Apollo Investment Fund IV, L.P., Apollo Real Estate Investment Fund IV, L.P., AIF/THL PAH LLC, BCP Voting, Inc., as Trustee for the Beacon Capital Partners Voting Trust, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P., incorporated by reference to Exhibit 2.1 to Wyndham’s Current Report on Form 8-K, (SEC file no. 001-09320) filed on April 15, 2005.

2.3	Securities Purchase Agreement, dated as of February 18, 1999, by and among Patriot American Hospitality, Inc. (“Patriot”), Wyndham International, Inc. (“Wyndham”), Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors named therein, incorporated by reference to Exhibit 2.1 to Wyndham’s Registration Statement on Form S-4/A (SEC file no. 333-79527) filed June 1, 1999.

2.4	Amendment to Securities Purchase Agreement, dated as of June 28, 1999, by and among Patriot, Wyndham, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the parties identified on the signature page as the Original Investors, incorporated by reference to Exhibit 2.2 to Wyndham’s Current Report on Form 8-K (SEC file no. 001-09320) filed July 13, 1999.

2.5	Restructuring Plan, incorporated by reference to Exhibit 2.2 to Wyndham’s Registration Statement on Form S-4/A (SEC file no. 333-79527) filed June 1, 1999.

2.6	Agreement and Plan of Merger, dated as of March 26, 1999, by and among Wyndham, Wyndham International Acquisition Subsidiary, Inc. and Patriot, incorporated by reference to Exhibit 2.3 to Wyndham’s Registration Statement on Form S-4/A (SEC file no. 333-79527) filed June 1, 1999.

3.1	Amended and Restated Certificate of Incorporation of Wyndham, incorporated by reference to Exhibit 3.1 to Wyndham’s Registration Statement on Form S-8 (SEC file no. 333-82325) filed July 2, 1999.

3.2	Amended and Restated Bylaws of Wyndham, incorporated by reference to Exhibit 3.2 to Wyndham’s Registration Statement on Form S-8 (SEC file no. 333-82325) filed July 2, 1999.

3.3	Amendment No. 1 to Amended and Restated Bylaws of Wyndham, incorporated by reference to Exhibit 2.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

Exhibit Number	Description
4.1	Certificate of Designation of Series A Convertible Preferred Stock of Wyndham, incorporated by reference to Exhibit 99.5 to Wyndham’s and Patriot’s Current Report on Form 8-K (SEC file no. 001-09320) filed March 2, 1999.

4.2	Certificate of Designation of Series B Convertible Preferred Stock of Wyndham, incorporated by reference to Exhibit 4.2 to Wyndham’s Registration Statement on Form S-4/A (SEC file no. 333-79527) filed June 1, 1999.

4.3	Certificate of Designation of Series C Junior Participating Cumulative Preferred Stock of Wyndham, incorporated by reference to Exhibit 3.1 to Wyndham’s Current Report on Form 8-K (SEC file no. 001-09320) filed July 12, 1999.

4.4	Registration Rights Agreement, dated as of February 18, 1999, by and among Wyndham and the holders of Series B Convertible Preferred Stock of Wyndham party thereto, incorporated by reference to Exhibit 4.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (SEC file no. 001-09320).

4.5	Registration Rights Agreement, dated as of June 30, 1999, by and among Wyndham and former Operating Partnership unitholders party thereto, incorporated by reference to Exhibit 10.1 to Wyndham’s Registration Statement on Form S-3 (SEC file no. 333-86189) filed August 30, 1999.

4.6	Shareholder Rights Agreement, dated as of June 29, 1999, between Wyndham and American Stock Transfer and Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.1 to Wyndham’s Current Report on Form 8-K (SEC file no. 001-09320) filed July 12, 1999.

4.7	Amendment No. 1 to the Shareholder Rights Agreement, dated May 12, 2000, by and between Wyndham and American Stock Transfer and Trust Company, incorporated by reference to Exhibit 4.2 to Wyndham’s Registration Statement on Form 8-A filed May 30, 2000.

4.8	Amendment No. 2 to the Shareholder Rights Agreement, dated April 24, 2002, by and between Wyndham and American Stock Transfer and Trust Company, incorporated by reference to Exhibit 4.8 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

4.9	Amendment No. 3 to the Shareholder Rights Agreement, dated May 18, 2005 by and between Wyndham and American Stock Transfer and Trust Company, as rights agent incorporated by reference to Exhibit 4.3 to Wyndham’s Registration Statement on Form 8-A/A (SEC file no. 001-09320) filed on May 20, 2005.

4.10	Amendment No. 4, dated as of June 13, 2005, to the Rights Agreement dated as of June 29, 1999 between Wyndham International, Inc. and American Stock Transfer and Trust Company, incorporated by reference to Exhibit 4.1 to Wyndham’s Current Report on Form 8-K (SEC file no. 001-09320) filed on June 15, 2005.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1	Credit Agreement, dated as of June 30, 1999, by and among Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.1 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 1999.

10.2	Increasing Rate Note Purchase and Loan Agreement, dated as of June 30, 1999, by and among Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.2 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 1999.

10.3	Executive Employment Agreement as Amended and Restated, dated as of April 19, 1999, between Wyndham and Michael A. Grossman, incorporated by reference to Exhibit 10.5 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 1999.

Exhibit Number	Description
10.4	Executive Employment Agreement, dated as of March 27, 2000, between Wyndham and Fred J. Kleisner, incorporated by reference to Exhibit 10.4 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2000.

10.5	Letter Agreement, dated July 7, 1999, between Wyndham and Karim Alibhai, incorporated by reference to Exhibit 10.4 to Wyndham’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC file no. 001-09320).

10.6	Second Amendment and Restatement of the Wyndham 1997 Incentive Plan, incorporated by reference to Exhibit 4.1 to Wyndham’s Registration Statement on Form S-8 filed on September 6, 2001.

10.7	Letter Agreement, dated March 1, 2001, between James D. Carreker and Wyndham, incorporated by reference to Exhibit 10.16 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2000.

10.8	Amendment and Restatement to the Credit Agreement, dated September 25, 2000, by Wyndham and the lenders named therein incorporated by reference to Exhibit 10.2 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

10.9	Amendment and Restatement to the Increasing Rate Note Purchase and Loan Agreement, dated September 25, 2000, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.18 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2000.

10.10	Loan Agreement, dated as of July 18, 2001, by and among W-Baltimore, LLC, Posadas De San Juan Associates, W-Atlanta, LLC, W-Boston LLC and Travis Real Estate Group Joint Venture (wholly-owned subsidiaries of Wyndham) and Lehman Brothers Bank FSB, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

10.11	Form of Restricted Unit Award Agreement, incorporated by reference to Exhibit 10.2 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

10.12	Waiver to the Credit Agreement, dated as of September 25, 2001, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

10.13	Addendum to Employment Agreement, effective as of July 13, 2001, between Wyndham and Fred J. Kleisner, incorporated by reference to Exhibit 10.17 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2001.

10.14	Addendum No. 2 to Employment Agreement, effective as of November 14, 2001, between Wyndham and Fred J. Kleisner, incorporated by reference to Exhibit 10.18 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2001.

10.15	Second Amendment and Restatement to the Credit Agreement, dated as of January 16, 2002, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.19 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2001.

10.16	Second Amendment and Restatement to the Increasing Note Purchase and Loan Agreement, dated as of January 16, 2002, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.20 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2001

10.17	Addendum to Employment Agreement, effective as of August 10, 2001, between Wyndham and Michael Grossman, incorporated by reference to Exhibit 10.23 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2001.

Exhibit Number	Description
10.18	Addendum No. 2 to Employment Agreement, effective as of December 21, 2001, between Wyndham and Michael Grossman, incorporated by reference to Exhibit 10.24 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2001.

10.19	Form of Third Amendment and Restatement to the Credit Agreement, dated as of April 22, 2002, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

10.20	Amendment No. 1 to the Second Amendment and Restatement of Wyndham’s 1997 Incentive Plan, incorporated by reference to Exhibit 10.2 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

10.21	Addendum No. 3 to Employment Agreement, effective as of January 7, 2002, between Wyndham and Fred J. Kleisner, incorporated by reference to Exhibit 10.3 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

10.22	Addendum No. 4 to Employment Agreement, effective as of January 28, 2002, between Wyndham and Fred J. Kleisner, incorporated by reference to Exhibit 10.4 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

10.23	Employment Agreement, dated September 17, 2002, between Wyndham and Mark A. Solls, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

10.24	Loan Agreement, dated as of June 28, 1999, between Lehman Brothers Holdings Inc. and W-Brookfield, LLC, DT Glenview, LLC, R-Lisle, LLC, Rad-Burl, LLC, Parsippany, LLC, Rad-Jose, LLC, WCHNW, LLC, W-Garden Atlanta, LLC, W-Charlotte, LLC, and H-Melbourne, L.P, incorporated by reference to Exhibit 10.38 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.25	First Amendment to Loan Agreement, dated as of June 29, 2001, between W-Brookfield, LLC, DT Glenview, LLC, R-Lisle, LLC, Rad-Burl, LLC, Parsippany, LLC, Rad-Jose, LLC, WCHNW, LLC, W-Garden Atlanta, LLC, W-Charlotte, LLC and H-Melbourne, L.P. and Sasco Floating Rate Commercial Mortgage Trust 1999-C3, Multiclass Pass-Through Certificates, Series 1999-C3, incorporated by reference to Exhibit 10.39 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.26	Amended and Restated Loan Agreement, dated as of November 5, 1999, between Bear, Stearns Funding, Inc. and the other parties signatory thereto, incorporated by reference to Exhibit 10.40 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.27	First Amendment and Supplement to Amended and Restated Loan Agreement, dated as of September 6, 2002 between LaSalle Bank National Association, as Trustee for Bear Stearns Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates Series 1999-WYN1 and the other parties signatory thereto, incorporated by reference to Exhibit 10.41 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.28	Second Amendment and Supplement to Amended and Restated Loan Agreement, dated as of October 11, 2002, between LaSalle Bank National Association, as Trustee for Bear Stearns Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates Series 1999-WYN1 and the other parties signatory thereto, incorporated by reference to Exhibit 10.42 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit Number	Description
10.29	Third Amendment and Supplement to Amended and Restated Loan Agreement, dated as of November 15, 2002, between LaSalle National Bank, as Trustee for the Registered Holders of Bear Stearns Commercial Mortgage Securities, Inc., Commercial Mortgage Pass-Through Certificates, Series 1999-WYN1 and the other parties signatory thereto, incorporated by reference to Exhibit 10.43 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.30	Promissory Note, dated September 4, 1997, by Patriot American Hospitality Partnership, L.P. in favor of Metropolitan Life Insurance Company in the original principal amount of $13,467,000, incorporated by reference to Exhibit 10.44 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.31	Promissory Note, dated September 4, 1997, by PAH-DT Allen Partners, L.P. in favor of Metropolitan Life Insurance Company in the original principal amount of $29,748,000, incorporated by reference to Exhibit 10.45 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.32	Promissory Note, dated September 4, 1997, by PAH-DT Allen Partners, L.P. in favor of Metropolitan Life Insurance Company in the original principal amount of $11,155,500, incorporated by reference to Exhibit 10.46 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.33	Promissory Note, dated September 4, 1997, by PAH-DT Allen Partners, L.P. in favor of Metropolitan Life Insurance Company in the original principal amount of $9,246,000, incorporated by reference to Exhibit 10.47 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.34	Promissory Note, dated September 4, 1997, by PAH-DT Allen Partners, L.P. in favor of Metropolitan Life Insurance Company in the original principal amount of $21,909,000, incorporated by reference to Exhibit 10.48 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.35	Promissory Note, dated September 4, 1997, by PAH-DT Allen Partners, L.P. in favor of Metropolitan Life Insurance Company in the original principal amount of $13,366,500, incorporated by reference to Exhibit 10.49 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.36	Promissory Note, dated February 13, 2001, by Fred J. Kleisner in favor of Wyndham, incorporated by reference to Exhibit 10.50 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.37	Addendum No. 5 to Employment Agreement, effective as of January 6, 2003, by and between Wyndham and Fred J. Kleisner, incorporated by reference to Exhibit 10.51 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2002.

10.38	Fourth Amendment and Restatement to the Credit Agreement, dated as of March 4, 2003, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

10.39	Third Amendment and Restatement to the Increasing Rate Note Purchase and Loan Agreement, dated March 4, 2003, by Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.2 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

10.40	Fifth Amendment and Restatement to the Credit Agreement, dated as of May 29, 2003, among Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

Exhibit Number	Description
10.41	Fourth Amendment and Restatement to the Increasing Rate Note Loan and Purchase Agreement, dated as of May 29, 2003, among Wyndham and the lenders named therein, incorporated by reference to Exhibit 10.2 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

10.42	Employment Agreement, dated May 21, 2003, between Wyndham and Andrew Jordan, incorporated by reference to Exhibit 10.3 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

10.43	Mortgage Loan Agreement, dated June 11, 2003, between Lehman ALI, Inc. and Wyndham’s subsidiaries that are party thereto, incorporated by reference to Exhibit 99.2 to Wyndham’s Current Report on Form 8-K filed on July 18, 2003.

10.44	Mezzanine Loan Agreement, dated June 11, 2003, between Lehman ALI, Inc. and Wyndham’s subsidiaries that are party thereto, incorporated by reference to Exhibit 99.3 to Wyndham’s Current Report on Form 8-K filed on July 18, 2003.

10.45	Mortgage Loan Agreement, dated October 28, 2003, between Lehman Brothers Holdings, Inc. D/B/A Lehman Capital and Posadas De Puerto Rico Associates, Inc., incorporated by reference to Exhibit 10.59 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2003

10.46	Mezzanine Loan Agreement, dated October 28, 2003, between Lehman Brothers Holdings, Inc. and PPRA Mezz Borrower, Inc., incorporated by reference to Exhibit 10.60 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2003.

10.47	Mortgage Loan Agreement, dated April 30, 2004, between GMAC Commercial Mortgage Corporation, Inc. and Wyndham’s subsidiaries that are party thereto, incorporated by reference to Exhibit 10.1 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

10.48	Mortgage Loan Agreement, dated June 22, 2004, between Credit Suisse First Boston, Inc. and Wyndham’s subsidiaries that are party thereto, incorporated by reference to Exhibit 10.2 to Wyndham’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

10.49	Employment Agreement, dated January 4, 2005, between Wyndham and Timothy L. Fielding, incorporated by reference to Exhibit 99.1 to Wyndham’s Current Report on Form 8-K/A dated October 12, 2004 and filed January 6, 2005.

10.50	Employment Agreement, dated January 4, 2005, between Wyndham and Judy L. Hendrick, incorporated by reference to Exhibit 99.2 to Wyndham’s Current Report on Form 8-K/A dated October 12, 2004 and filed January 6, 2005.

10.51	Employment Agreement, dated January 4, 2005, between Wyndham and Elizabeth Schroeder, incorporated by reference to Exhibit 99.3 to Wyndham’s Current Report on Form 8-K/A dated October 12, 2004 and filed January 6, 2005.

10.51	Employment Agreement, dated January 5, 2005, between Wyndham and Mark Hedley, incorporated by reference to Exhibit 99.1 to Wyndham’s Current Report on Form 8-K dated January 12, 2005.

10.52	Agreement of Purchase and Sale, dated December 22, 2004, by and among Sum Business Holdings, LLC, and Sum Mezz, LLC, and Wyndham, Summerfield Hotel Company, L.P., Summerfield Hanover Owner, LLC and S-Seattle, LLC, and Patriot American Hospitality Partnership, L.P., incorporated by reference to Exhibit 10.52 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2004.

Exhibit Number	Description
10.53	Purchase and Sale Agreement, dated December 30, 2004, by and among Wyndham, the Owners, and W2005 WYN Realty, L.L.C. and Halifax Holdings, Inc., incorporated by reference to Exhibit 10.53 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2004.

21.1	Significant Subsidiaries of Wyndham, incorporated by reference to Exhibit 21.1 to Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2004.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Paul, Weiss, Rifkind, Wharton and Garrison LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page of this registration statement on Form S-4).

99.1†	Consent of Morgan Stanley & Co. Incorporated.

99.2*	Form of Proxy Card.

99.3*	Consent of J.P. Morgan Securities Inc.

99.4	Voting Agreement, dated as of June 14, 2005, by and among Wyndham International, Inc., Wind Hotels Holdings Inc., Wind Hotels Acquisition Inc., Apollo Investment Fund IV, L.P. (and certain of its affiliates identified on the signature pages thereto), AIF/THL PAH LLC, BCP Voting, Inc. and Thomas H. Lee Equity Fund IV, L.P. (and certain of its affiliates identified on the signature pages thereto) incorporated by reference to Exhibit 99.1 to Wyndham’s Current Report on Form 8-K (SEC file no. 001-09320) filed on June 15, 2005.

*	filed herewith
†	previously filed

(b) Financial Statement Schedules

The following financial statement schedules are included herein at pages F-48 through F-54:

Schedule II—Valuation and Qualifying Accounts

Schedule III—Real Estate and Accumulated Depreciation

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

(c) Item 4(b) Information

The opinion of Morgan Stanley & Co. Incorporated is included as Annex G to the proxy statement/prospectus included in Part I of this Registration Statement. The opinion of J.P. Morgan Securities Inc. is included as Annex C to the proxy statement/prospectus included in Part I of this Registration Statement.

Item 22. Undertakings

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, state of Texas, on the 11th day of July, 2005.

WYNDHAM INTERNATIONAL, INC.

By:	/S/ FRED J. KLEISNER
Name:	Fred J. Kleisner
Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ FRED J. KLEISNER Fred J. Kleisner	Chairman, President and Chief Executive Officer	July 11, 2005

* Elizabeth Schroeder	Executive Vice President and Chief Financial Officer	July 11, 2005

* Timothy L. Fielding	Executive Vice President and Chief Accounting Officer	July 11, 2005

* Karim Alibhai	Director	July 11, 2005

* Marc A. Beilinson	Director	July 11, 2005

* Leon D. Black	Director	July 11, 2005

* Leonard Boxer	Director	July 11, 2005

* Adela Cepeda	Director	July 11, 2005

* Milton Fine	Director	July 11, 2005

Signature	Title	Date

* Lee Hillman	Director	July 11, 2005

* Thomas H. Lee	Director	July 11, 2005

* Alan M. Leventhal	Director	July 11, 2005

* William Mack	Director	July 11, 2005

* Lee S. Neibart	Director	July 11, 2005

/S/ ERIC L. PRESS Eric L. Press	Director	July 11, 2005

* Rolf E. Ruhfus	Director	July 11, 2005

* Lawrence Ruisi	Director	July 11, 2005

* Scott A. Schoen	Director	July 11, 2005

* Scott M. Sperling	Director	July 11, 2005

* Lynn C. Swann	Director	July 11, 2005

* Sherwood M. Weiser	Director	July 11, 2005

*	The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 pursuant to the Power of Attorney executed by the above-named persons.

/S/ FRED J. KLEISNER Fred J. Kleisner Attorney-in-fact